Exhibit 99.1

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS AND
MANAGEMENT INFORMATION CIRCULAR

ACQUISITION OF REUTERS GROUP PLC

February 29, 2008

Dear shareholder:

You are invited to attend a special meeting of the shareholders of The Thomson Corporation, which will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada, on March 26, 2008, beginning at 10:00 a.m. (Eastern time).

On May 15, 2007, we agreed to acquire Reuters Group PLC. At the meeting, we will ask you to approve this transaction.

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals. By combining Thomson's strength in North America with Reuters' strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will have opportunities to grow faster than either Thomson or Reuters could on its own. Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets.

Shareholders of Thomson Reuters are expected to benefit from the value created by the diversified revenue streams, the opportunities for increased profitability and the opportunities afforded by having a larger capital base. Thomson Reuters will increasingly organize content and information in a way that enhances value for, and the productivity of, customers. While Thomson and Reuters have highly complementary businesses, we expect the transaction to deliver synergies at an annual run rate in excess of US$500 million by the end of the third year after closing from areas such as shared technology platforms, third party content and corporate services.

We will acquire Reuters by implementing a dual listed company (DLC) structure. Under that structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed as Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business. Similar DLC structures have been successfully implemented by a number of other major international groups, including BHP Billiton, Rio Tinto, Unilever and Carnival.

As consideration in the transaction, Reuters shareholders will be entitled to receive, for each ordinary share of Reuters held, 352.5 pence in cash and 0.16 ordinary shares of Thomson Reuters PLC. On closing, one ordinary share of Thomson Reuters PLC will be equivalent to one common share of Thomson Reuters Corporation under the DLC structure. Based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge, our controlling shareholder, will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%. Reuters shareholders will receive aggregate cash consideration of approximately US$8.8 billion (based on the US$/£ exchange rate on February 22, 2008). To fund the cash consideration, we will use proceeds from the sale of our Thomson Learning businesses as well as borrowings under our credit facility.

As part of the transaction, we agreed to adopt and uphold, and Woodbridge undertook to support, the Reuters Trust Principles in relation to Thomson Reuters. The Reuters Trust Principles are fundamental to Reuters and include the preservation of integrity, reliability of news, development of the news business and related principles. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the transaction.

The transaction has been cleared by antitrust regulators in Europe, the United States and Canada and the only significant conditions to closing that remain are shareholder and court approvals.

Our board of directors has unanimously approved the transaction and is unanimously recommending that you vote in favor of it at the meeting. Woodbridge has irrevocably committed to vote in favor of the transaction and, accordingly, the requisite approval by our shareholders is assured. Following our shareholders' meeting, we will seek court approval in Ontario. The court will not approve the transaction unless it determines, among other matters, that the transaction is fair and reasonable.

Reuters shareholders will be asked to approve the transaction at shareholders' meetings to be held on March 26, 2008. The Reuters board of directors has unanimously approved the transaction and is unanimously recommending that Reuters shareholders vote in favor of it. Following its shareholders' meetings, Reuters will seek court approval in the United Kingdom.

If shareholders of the two companies approve the transaction and the requisite court approvals are obtained, we expect that closing will occur on or about April 17, 2008.

The accompanying notice and management information circular provide information about the transaction and the special meeting. Please read this information carefully, and if you require assistance, consult your own legal, tax, financial or other professional advisor.

On behalf of our board of directors, I thank you in advance for your continued support.

Yours very truly,

David Thomson
 Chairman

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
THE THOMSON CORPORATION

Date

March 26, 2008

Time

10:00 a.m. (Eastern time)

Place

Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada

Business

The business of the special meeting is:

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to consider, pursuant to an interim order of the Ontario Superior Court of Justice dated February 14, 2008 (the "Interim Order"), and, if thought fit, pass, with or without variation, a special resolution (the "Arrangement Resolution") to approve an arrangement (the "Thomson Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario) under which The Thomson Corporation ("Thomson") will acquire Reuters Group PLC ("Reuters") by implementing a dual listed company structure, all as more particularly described in the accompanying management information circular of Thomson dated February 29, 2008; and

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to transact any other business properly brought before the meeting and any adjourned or postponed meeting.

The full text of the Arrangement Resolution and the Interim Order are attached as Annexes A and C, respectively, to the accompanying circular.

Record Date

You are entitled to receive notice of and to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of Thomson common shares as of 5:00 p.m. (Eastern time) on February 22, 2008.

Voting

Whether or not you plan to attend the meeting in person, please complete, sign, date and return promptly the enclosed proxy form so that your common shares can be voted at the meeting in accordance with your instructions. You may also vote your common shares by telephone or the Internet in accordance with the instructions provided in the enclosed proxy form. If you hold your common shares through a broker or other nominee, you should follow the procedures provided by your broker or nominee. Thomson's transfer agent, Computershare Trust Company of Canada, must receive your proxy form or voting instructions no later than 5:00 p.m. (Eastern time) on March 25, 2008, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting.

Pursuant to the Interim Order, registered Thomson shareholders have been granted the right to dissent in respect of the Thomson Arrangement and to be paid the fair value of their common shares. This dissent right, and the procedures for its exercise, are described in the accompanying circular under "Dissenting Shareholders' Rights". Only registered Thomson shareholders are entitled to exercise the right to dissent. Failure to comply strictly with the dissent procedures described in the circular will result in the loss or unavailability of any right to dissent.

If you have any questions or need assistance voting your common shares, please call Computershare, toll-free in Canada and the United States, at 1-800-564-6253.

Please visit www.thomson.com for more information about Thomson and www.reuters.com for more information about Reuters.

By order of the Board of Directors,

David W. Binet
Secretary to the Board of Directors

February 29, 2008

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

1	Summary of the Transaction
14	Expected Timetable of Key Events
15	Accounting Principles and Reporting Currencies
16	Currency Exchange Rate Information
17	Forward-Looking Statements
18	Use of Non-GAAP Financial Measures
18	Notice to Thomson Shareholders in the United States
19	Information Contained in this Circular
20	Questions and Answers About the Special Meeting and the Transaction
24	Questions and Answers About Voting
27	Description of the Transaction
39	The Dual Listed Company Structure
48	Reuters Trust Principles and Reuters Founders Share Company
53	Business of Thomson Reuters
57	Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation
69	Dividend Policy of Thomson Reuters
74	Management and Governance of Thomson Reuters
90	Executive Compensation Policies of Thomson Reuters
104	Controlling Shareholder of Thomson Reuters
106	Risk Factors
114	Summaries of Transaction Documents
139	Certain Income Tax Considerations for Canadian and U.S. Shareholders
141	Dissenting Shareholders' Rights
143	Information Concerning Thomson
166	Selected Historical Financial and Operating Data of Thomson
173	Operating and Financial Review of Thomson
202	Additional Information Concerning Thomson and Documents Incorporated by Reference
203	Information Concerning Reuters
213	Selected Historical Financial and Operating Data of Reuters
215	Operating and Financial Review of Reuters
236	Information Concerning Thomson Reuters PLC
237	Beneficial Ownership of Securities
239	Interests of Informed Persons
239	Legal Matters
239	Auditors
240	Transfer Agent
240	Directors' Approval
241	Independent Auditors' Consent
242	Consent of Independent Auditors of the Thomson Corporation
243	Independent Auditors' Consent
243	Consent of Independent Registered Public Accounting Firm
244	Consent of Bear, Stearns & Co. Inc.
245	Glossary of Terms

A-1	Annex A – Form of Arrangement Resolution
B-1	Annex B – Thomson Plan of Arrangement
C-1	Annex C – Interim Order and Notice of Application for the Final Order
D-1	Annex D – Section 185 of the OBCA
E-1	Annex E – Thomson Consolidated Financial Statements
F-1	Annex F – Reuters Financial Information
G-1	Annex G – Historical Operating and Financial Review of Reuters

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MANAGEMENT INFORMATION CIRCULAR

SUMMARY OF THE TRANSACTION

The following is a summary of information contained elsewhere in this circular. This summary is provided for convenience only and should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this circular, including the Annexes and documents incorporated by reference in this circular. Capitalized terms used in this summary and elsewhere in this circular are defined under "Glossary of Terms".

Description of the Transaction

Subject to satisfaction of the requisite shareholder and court approvals and certain other remaining conditions, Thomson will acquire Reuters by implementing the DLC structure. Thomson will effect the Transaction under the Thomson Arrangement.

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.

DLC Structure

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed as Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Consideration Payable to Reuters Shareholders

As consideration in the Transaction, Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC pursuant to the Reuters Scheme. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders will continue to own their existing common shares.

Based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%.

Reuters shareholders will receive aggregate cash consideration of approximately $8.8 billion (based on the $/£ exchange rate on February 22, 2008). To fund this cash consideration, Thomson will use proceeds from the sale of its Thomson Learning businesses as well as borrowings under its credit facility.

Conditions to the Transaction

Required regulatory clearances from antitrust authorities in Europe and the United States have been obtained. Completion of the Transaction is now subject to certain other conditions, the most important of which are:

•
the approval of the Thomson Arrangement by Thomson shareholders and the Ontario Court;

•
the approval of the Reuters Scheme by Reuters shareholders and the English Court; and

•
the absence of any action by any governmental authority that would prohibit or otherwise materially restrict, delay or interfere with the completion of the Transaction.

Recommendation of the Thomson Board of Directors

Having determined that the Transaction is fair to Thomson shareholders and is in the best interests of Thomson, the Thomson board of directors is unanimously recommending that Thomson shareholders vote FOR the Arrangement Resolution.

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Recommendation of the Reuters Board of Directors

The Reuters board of directors has unanimously determined that the Transaction is fair to Reuters shareholders and is in the best interests of Reuters and is unanimously recommending that Reuters shareholders approve the Transaction.

Required Divestitures

In order to obtain antitrust clearance for the Transaction, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases.

Thomson and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the Transaction.

Thomson Approvals

The approval of the Transaction will require the affirmative vote of at least 66 2/3% of the votes cast by holders of Thomson common shares present in person or represented by proxy and entitled to vote at the meeting of Thomson shareholders.

Woodbridge, which as of February 22, 2008 beneficially owned 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares, has irrevocably committed to vote in favor of the Transaction and, accordingly, the requisite approval by Thomson shareholders is assured.

Following the meeting, Thomson will seek the requisite approval of the Ontario Court. The Ontario Court will not approve the Transaction unless it determines, among other matters, that the Transaction is fair and reasonable.

Reuters Approvals

The Reuters Scheme will require the approval at the Reuters Court Meeting of a simple majority in number representing 75% in value of the Reuters shares held by those Reuters shareholders present in person or represented by proxy at the meeting. Implementation of the Reuters Scheme will also require approval by special resolution at the Reuters EGM by a vote in favor of not less than 75% of the votes cast by Reuters shareholders present in person or represented by proxy at the Reuters EGM.

Timing of the Transaction

If shareholders of Thomson and Reuters approve the Transaction and the requisite court approvals are obtained, it is expected that closing will occur on or about April 17, 2008.

Stock Exchange Listings and Index Participation

Thomson shareholders will continue to hold their existing shares of Thomson Reuters Corporation (the renamed Thomson). Thomson Reuters Corporation common shares will continue to be listed on the TSX and the NYSE and its Series II Preference Shares will continue to be listed on the TSX. It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices.

It is expected that Thomson Reuters PLC ordinary shares will be listed on the LSE and its ADSs will be listed on the Nasdaq Global Select Market. It is also expected that Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.

The Dual Listed Company Structure

The DLC structure will allow Reuters shareholders who are required, or wish, to hold shares of a UK publicly listed company included in the FTSE UK series of indices to continue to do so, and, as a result, to continue to participate in the information services industry as shareholders of Thomson Reuters PLC.

Key Features of the DLC Structure

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Thomson Reuters Corporation and Thomson Reuters PLC will remain separate publicly listed companies;

•
the boards of directors of the two companies will comprise the same individuals, as will the companies' executive management;

•
shareholders of the two companies will ordinarily vote together as a single decision-making body, including in the election of directors;

•
shareholders of the two companies will receive equivalent cash dividends and capital distributions;

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•
each company will guarantee all contractual obligations of the other company and other obligations as agreed; and

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a take-over bid or similar transaction will be required to be made for shares of both companies on an equivalent basis.

Structure Charts

The following simplified diagrams illustrate the current structures of Thomson and Reuters and the anticipated structure of Thomson Reuters following the Transaction.

Current Thomson and Reuters Structures

Notes:

1
Includes Woodbridge, which as of February 22, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2
In addition to common shares, Thomson had 6,000,000 Series II Preference Shares issued and outstanding as of February 22, 2008.

3
Includes ADSs, each of which represents six Reuters ordinary shares.

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Anticipated Thomson Reuters Structure

Notes:

1
Includes Woodbridge, which as of February 22, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2
Thomson Reuters Corporation will continue to have 6,000,000 Series II Preference Shares issued and outstanding following the Transaction. No changes are being made to the terms of those shares in connection with the Transaction.

3
Includes ADSs, each of which will represent six Thomson Reuters PLC ordinary shares.

4
Reuters Group Limited will be an indirect wholly-owned subsidiary of Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).

5
Reflects the initial asset reorganization that Thomson Reuters Corporation and Thomson Reuters PLC intend to implement following the Transaction. Thomson Reuters Corporation and Thomson Reuters PLC may carry out other reorganizations of their assets from time to time. See "The Dual Listed Company Structure – Key Features of the DLC Structure".

Reuters Trust Principles and Reuters Founders Share Company

As part of the Transaction, Thomson agreed to adopt and uphold, and Woodbridge undertook to support, the Reuters Trust Principles in relation to Thomson Reuters. The Reuters Trust Principles are fundamental to Reuters and include the preservation of integrity, reliability of news, development of the news business and related principles. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction.

Each of Thomson Reuters Corporation and Thomson Reuters PLC will issue to Reuters Founders Share Company a Reuters Founders Share, which will enable Reuters Founders Share Company to vote in circumstances where a third party other than an Approved Person has obtained proscribed holdings of Thomson Reuters Corporation voting shares or Thomson Reuters PLC voting shares at or in excess of specified

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15% and 30% limits. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the third party or to constitute the requisite majority voting power.

Thomson Reuters

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals. By combining Thomson's strength in North America with Reuters' strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will allow it to grow faster than either Thomson or Reuters could on its own.

Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets, and will be organized in two divisions. The Markets division will consist of the existing Reuters business combined with Thomson Financial and the Professional division will consist of Thomson's existing non-financial business segments – Legal, Tax & Accounting, Scientific and Healthcare.

Key Pro Forma Financial Information

The following table sets forth certain key pro forma financial information for the year ended December 31, 2006 for Thomson Reuters. This information has been extracted or derived from the unaudited pro forma financial information set out under "Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation", which has been compiled from financial statements prepared in accordance with Canadian GAAP as applied by Thomson.

Revenues	$11.4 billion
60% – Markets
40% – Professional

Operating profit	$1.3 billion

Operating profit margin	11.2%

Strategy

Thomson Reuters will adopt the following strategy for achieving growth and delivering greater value to shareholders than either Thomson or Reuters could have achieved on its own.

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Capitalize on global brand and presence to drive international growth.

•
Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.

•
Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.

•
Leverage increased revenue diversity and scale, financial strength and capital deployment to maximize shareholder returns.

Markets

The Markets division will include the following units:

•
Sales & Trading – a leading provider of information, trading and post-trade connectivity requirements of buy-side and sell-side customers in the foreign exchange, fixed income, equities and other exchange-traded instruments, and commodities and energy markets. The Sales & Trading unit will consist of Reuters existing unit and Thomson Financial's Fixed Income and Institutional Equities businesses.

•
Enterprise – a leading provider of information and software that supports business automation within the capital markets. The Enterprise unit will consist of Reuters existing unit and Thomson Financial's enterprise business. Major brands include Kondor+, RMDS, Datascope, PORTIA and Omgeo.

•
Investment & Advisory – a leading provider of information and decision support tools and integration services to portfolio managers, wealth managers, investment bankers, research analysts and corporate executives. The Investment & Advisory unit will consist of Reuters existing Research & Asset Management businesses and Thomson Financial's Investment Management, Investment Banking, Wealth Management, Corporate Services and Content Strategy businesses. Major brands include Lipper, First Call, Reuters Knowledge, Datastream and Thomson ONE.

•
Media – a leading provider of comprehensive and timely global information and news services to the world's newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services online, mobile and IPTV platforms.

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Professional

The Professional division will include the following units:

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Legal – a leading provider of critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell.

•
Tax & Accounting – a leading provider of critical information, decision support tools and software applications for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA.

•
Scientific – a leading provider of critical information and decision support tools to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major brands include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge.

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Healthcare – a leading provider of critical information and decision support tools to physicians and other professionals in the healthcare, corporate and government marketplaces. Major brands include Medstat, Micromedex, PDR (Physicians' Desk Reference) and Solucient.

Ongoing Financial Reporting

The primary financial statements for Thomson Reuters' shareholders will be the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be presented in accordance with Canadian GAAP and will include a voluntary reconciliation to IFRS and a reconciliation to U.S. GAAP until no longer required by the SEC. Management of Thomson Reuters intends to present Thomson Reuters' financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada.

Summary Unaudited Canadian GAAP Pro Forma Consolidated Financial Information for Thomson Reuters Corporation

The following summary unaudited pro forma consolidated financial information of Thomson Reuters Corporation has been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. Unaudited pro forma financial information for Thomson Reuters Corporation is presented because, following completion of the Transaction, the primary financial statements for shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC will be the consolidated financial statements for Thomson Reuters Corporation, accounting for Thomson Reuters PLC as a subsidiary.

The summary unaudited pro forma consolidated financial information is derived from the unaudited pro forma consolidated financial statements of Thomson Reuters Corporation included in this circular and has been prepared as if the Transaction had occurred on January 1, 2006 with respect to the consolidated statement of earnings data, and as at September 30, 2007 with respect to the consolidated balance sheet data. The Transaction has been treated as an acquisition with Thomson as the acquiror and Reuters as the acquiree.

The summary unaudited pro forma consolidated financial information has been prepared for illustrative purposes only, does not represent Thomson Reuters' actual financial position or results and does not purport to represent what the consolidated results of operations actually would have been if the Transaction had occurred on January 1, 2006 or what those results will be for any future periods or what the consolidated balance sheet would have been if the Transaction had occurred on September 30, 2007.

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The Reuters figures have been translated from £ to $ for the consolidated statement of earnings data using the average exchange rate of £1.00:$1.8434 for the year ended December 31, 2006 and £1.00:$1.9965 for the nine months ended September 30, 2007, and for the consolidated balance sheet data using the period end exchange rate of £1.00:$2.0389 as at September 30, 2007.

	Nine months ended September 30,	Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007	2006

Unaudited Pro Forma Consolidated Statement of Earnings Data

Revenues	9,121	11,366

Operating profit	1,069	1,275

Net earnings	3,548	1,161

Basic earnings per common share	$4.22	$1.37

Diluted earnings per common share	$4.20	$1.37

As at September 30,
2007

Unaudited Pro Forma Consolidated Balance Sheet Data

Cash and cash equivalents	3,682

Total assets	42,559

Long-term debt (less current portion)	4,654

Total liabilities	20,550

Total shareholders' equity	22,009

Dividend Policy of Thomson Reuters

All Thomson Reuters shareholders, whether holding Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Thomson and Reuters currently anticipate that the Thomson Reuters board will adopt a target dividend payout ratio that is comparable to Thomson's existing target dividend payout ratio of approximately 40% of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of $0.27 per share. The Thomson Reuters board plans to review the dividend policy in the first quarter of each fiscal year.

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Thomson Reuters 2008 Dividend Schedule

Thomson and Reuters anticipate that the following dividends will be paid to shareholders of Thomson, Reuters and Thomson Reuters during 2008.

	Thomson	Reuters	Thomson Reuters Corporation & Thomson Reuters PLC

March/May 2008 [1]	$0.27000	£0.07000	–

Record Date	02/21/2008	03/25/2008	–

Payment Date	03/17/2008	05/01/2008	–

April 2008 – Interim Dividends – Closing [2]	$0.31747	£0.03240	–

Record Date	04/16/2008	04/16/2008	–

Payment Date	05/01/2008	05/01/2008	–

June 2008 [3]	–	–	–

Record Date	–	–	–

Payment Date	–	–	–

September 2008 [4]	–	–	$0.22253

Record Date	–	–	08/21/2008

Payment Date	–	–	09/15/2008

December 2008	–	–	$0.27000

Record Date	–	–	11/20/2008

Payment Date	–	–	12/15/2008

Notes:

1
Represents a regular quarterly dividend for Thomson shareholders in relation to the fourth quarter of 2007, and a second-half 2007 dividend for Reuters shareholders.

2
Represents accrued/pro-rated dividends from January 1, 2008 through April 16, 2008, the day before the anticipated Effective Date. For Thomson shareholders, the accrual/pro-ration is based on $0.27 per share. For Reuters shareholders, the accrual/pro-ration is based on £0.0551 per share.

3
As a result of the interim dividends to be paid for the period up to the day before the anticipated Effective Date, Thomson Reuters does not contemplate paying a dividend in June, as has been Thomson's practice.

4
Represents an accrued/pro-rated dividend from April 17, 2008 through June 30, 2008, based on a quarterly dividend of $0.27 per share.

Management and Governance of Thomson Reuters

The Thomson Reuters board will initially be comprised of 15 directors.

•
Nine of the initial directors will be current directors of Thomson, including David Thomson, who will be the Chairman, and W. Geoffrey Beattie, who will be a Deputy Chairman.

•
Five of the initial directors will be current directors of Reuters, including Niall FitzGerald, who will be a Deputy Chairman and the Senior Independent Director.

•
Tom Glocer, the Chief Executive Officer of Thomson Reuters, will also be a director.

Thomson and Reuters anticipate that 10 of the initial directors of Thomson Reuters will be independent.

Controlling Shareholder of Thomson Reuters

On February 22, 2008, Woodbridge beneficially owned 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53% and will be the controlling shareholder of Thomson Reuters.

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Risk Factors

Thomson shareholders should consider the following risks related to the Transaction in evaluating whether to approve the Arrangement Resolution as well as the risks related to the future business and operations of Thomson Reuters set out under "Risk Factors – Risks Related to the Business and Operations of Thomson Reuters".

•
There can be no certainty that the Transaction will be completed.

•
The consideration payable to Reuters shareholders pursuant to the Transaction is based on a fixed exchange ratio that does not account for changes in share prices or exchange rates prior to the Effective Date.

•
Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.

•
The Transaction may not maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own.

•
Holders of Thomson Reuters Corporation common shares will have less voting influence in Thomson Reuters than they currently have in Thomson.

•
The value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will be related to the economic performance of Thomson Reuters.

•
The trading prices of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares may not be the same and the difference between them may be material.

•
The DLC structure may be adversely affected by changes to legislation and regulations.

•
The DLC structure involves risks and costs not associated with more common acquisition structures.

•
Each of Thomson Reuters Corporation and Thomson Reuters PLC will be exposed to the credit risk of the other.

•
The DLC structure involves risks to the Thomson Reuters Corporation shareholders with respect to the support arrangements.

•
Changes in the tax residence of Thomson Reuters Corporation or Thomson Reuters PLC could cause adverse tax consequences for Thomson Reuters.

•
Reuters Founders Share Company will hold a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC and may be in a position to affect the governance and management of Thomson Reuters.

•
Provisions in the DLC Documents that are designed to ensure that shareholders of Thomson Reuters Corporation and Thomson Reuters PLC are treated on an equivalent basis with respect to take-over bids and similar transactions may prevent or discourage take-over bids and similar transactions.

•
The rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders will be governed by different laws and regulations.

Certain Income Tax Considerations for Canadian and U.S. Shareholders

Generally, there will be no Canadian tax consequences for Thomson shareholders who deal at arm's length and are not affiliated with Thomson and Woodbridge and are resident in Canada for purposes of the Tax Act (Canada) if the Transaction is completed. These Thomson shareholders will not be considered to have disposed of their shares of Thomson nor otherwise received any taxable consideration as a result of the Transaction. The tax treatment of dividends on shares of Thomson Reuters Corporation will be the same after the Transaction as it was on shares of Thomson before the implementation of the Transaction.

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, the Transaction should not give rise to taxable income or gain for Thomson shareholders that are U.S. Holders for U.S. federal income tax purposes. U.S. Holders should consult their independent professional advisors in light of their particular circumstances as to the U.S. federal income tax consequences of the Transaction, as well as to the effect of any state, local or applicable foreign tax law.

Information Concerning Thomson

Thomson is one of the world's leading information services providers. Thomson serves customers principally in the following sectors: law, financial services, tax, accounting, scientific research and healthcare. Thomson uses a variety of media to deliver its products and services to customers. Thomson delivers information electronically over the Internet, through dedicated transmission lines, compact discs and handheld wireless devices. Electronic delivery of Thomson's products and services improves its ability to provide additional products and services to existing customers and to access new customers around the world. Thomson also delivers some of its products and services in print format.

9

Selected Historical Financial and Operating Data of Thomson

The following selected historical financial and operating data should be read in conjunction with the "Operating and Financial Review of Thomson", and with the audited consolidated financial statements and unaudited financial information of Thomson from which they were derived and which are included and incorporated by reference in this circular.

The statement of earnings data for each of the fiscal years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data at December 31, 2006, 2005 and 2004 are derived from Thomson's audited consolidated financial statements as at and for the years ended December 31, 2006, 2005 and 2004, attached to this circular as Annex E beginning on page E-3. The statement of earnings data for the nine months ended September 30, 2007 and 2006 and the consolidated balance sheet data at September 30, 2007 are derived from Thomson's consolidated financial statements as at and for the nine months ended September 30, 2007 and 2006, attached to this circular as Annex E beginning on page E-52. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.

Thomson's audited consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP and IFRS. See the reconciliations to U.S. GAAP in the footnotes of Thomson's audited consolidated financial statements for information on the material differences between Canadian GAAP and U.S. GAAP as they relate to Thomson's financial statements for the periods presented. See the reconciliations to IFRS as applied by Reuters under "Selected Historical Financial and Operating Data of Thomson – Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters" for information on the material differences between Canadian GAAP and IFRS as applied by Reuters as they relate to Thomson's financial statements for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (audited)	2006 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Consolidated statement of earnings data:

Revenues	5,278	4,756	6,612	6,145	5,658

Operating profit	893	831	1,254	1,166	1,056

Net other income (expense)	6	36	1	(28)	2

Net interest expense and other financing costs	(64)	(168)	(221)	(221)	(235)

Income taxes	(46)	(89)	(118)	(260)	(177)

Earnings from continuing operations	789	610	916	657	646

Earnings from discontinued operations, net of tax	2,781	119	204	277	365

Net earnings	3,570	729	1,120	934	1,011

Dividends declared on preference shares	(4)	(4)	(5)	(4)	(3)

Earnings attributable to common shares	3,566	725	1,115	930	1,008

Basic earnings per common share	$5.56	$1.12	$1.73	$1.42	$1.54

Diluted earnings per common share	$5.53	$1.12	$1.73	$1.42	$1.54

Other data (unaudited) [1]:

Adjusted earnings from continuing operations	709	540	861	682	585

Adjusted basic and diluted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

Note:

1
Other data reflects non-GAAP measures. See "Operating and Financial Review of Thomson – Use of Non-GAAP Financial Measures" for definitions and reconciliations to GAAP financial measures.

10  MANAGEMENT INFORMATION CIRCULAR

	Nine months ended September 30,	Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (unaudited)	2006 (unaudited)	2005 (unaudited)	2004 (unaudited)

Results under IFRS:

Net income	3,561	1,156	997	990

Basic earnings per common share	$5.55	$1.79	$1.52	$1.51

Diluted earnings per common share	$5.52	$1.78	$1.52	$1.50

	Nine months ended September 30,	Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (audited)	2006 (audited)	2005 (audited)	2004 (audited)

Results under U.S. GAAP:

Net income	3,579	1,143	947	1,016

Basic earnings per common share	$5.58	$1.77	$1.44	$1.55

Diluted earnings per common share	$5.55	$1.76	$1.44	$1.54

	As at September 30,	As at December 31,
(in millions of U.S. dollars)	2007 (audited)	2006 (audited)	2005 (audited)	2004 (audited)

Consolidated balance sheet data:

Cash and cash equivalents	7,455	334	407	405

Current assets	9,563	3,265	3,009	2,892

Intangible assets, net	10,288	9,999	9,452	9,665

Total assets	22,918	20,132	19,434	19,643

Current liabilities	3,996	3,739	3,107	3,083

Long-term debt (less current portion)	3,418	3,681	3,957	3,987

Total shareholders' equity	13,584	10,481	9,963	9,962

Thomson 2007 Full Year and Fourth Quarter Results (unaudited)

On February 7, 2008, Thomson reported its full year and fourth quarter results for 2007. For the full year, revenues increased 11% to $7.3 billion and operating profit increased 4% to $1.3 billion. Underlying operating profit, which excludes investments in THOMSONplus efficiency initiatives, costs related to the Transaction and a benefit from the settlement of a pension plan, grew 14%. Diluted earnings per common share were $6.20 compared to $1.73 in 2006. The difference was driven by the gain from the sale of Thomson Learning's higher education assets. Adjusted diluted earnings per common share, which excludes the gain on sale as well as other items impacting comparability, were $1.69 in 2007 compared to $1.33 in 2006.

For the fourth quarter, revenues increased 10% to $2.0 billion and operating profit decreased 3% to $410 million. Underlying operating profit increased 8%. Diluted earnings per share were $0.67 for the quarter compared to $0.61 for the comparative quarter in 2006. Adjusted diluted earnings per common share were $0.60 for the quarter compared to $0.50 per share in the comparative quarter in 2006. For further details, please see Thomson's news release dated February 7, 2008 incorporated by reference in this circular.

Information Concerning Reuters

Reuters, the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through www.reuters.com and other digital properties, Reuters also supplies its trusted content directly to individuals.

11

Reuters drives decision-making across the globe based on a reputation for speed, accuracy and independence. As at December 31, 2007, Reuters had 17,903 employees, and operated in 143 countries.

Selected Historical Financial and Operating Data of Reuters

The following selected historical financial and operating data should be read in conjunction with "Operating and Financial Review of Reuters", and with the audited consolidated financial statements and unaudited interim financial information of Reuters from which they were derived and which are attached to this circular as Annex F.

The income statement for each of the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data at December 31, 2006 and 2005 are derived from Reuters' audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, attached to this circular as Annex F beginning on page F-3. The unaudited consolidated income statements for the nine months ended September 30, 2007 and 2006 and the unaudited consolidated balance sheet data at September 30, 2007 are derived from Reuters' unaudited interim financial information for the nine months ended September 30, 2007, attached to this circular as Annex F beginning on page F-100. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.

Reuters' audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain respects from Canadian GAAP and U.S. GAAP. See the reconciliations to Canadian GAAP as applied by Thomson and the reconciliations to U.S. GAAP in Annex F to this circular.

Consolidated Income Statements

	Nine months ended September 30,		Year ended December 31,
(in millions of British pounds sterling, except per share amounts)	2007 (unaudited)	2006 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Revenue	1,914	1,908	2,566	2,409	2,339

Operating profit	195	207	256	207	194

Net finance expense	(25)	(7)	(15)	(12)	(12)

Other non-operating income/(expense)	13	(2)	72	43	214

Taxation	(41)	(45)	(20)	(9)	(40)

Profit for the period from continuing operations	142	153	293	229	356

Profit for the period from discontinued operations	9	–	12	253	19

Profit for the period	151	153	305	482	375

Basic earnings per share from continuing and discontinued operations	12.2 pence	11.7 pence	23.6 pence	32.6 pence	26.0 pence

Diluted earnings per share from continuing and discontinued operations	11.9 pence	11.5 pence	23.1 pence	31.7 pence	25.4 pence

12  MANAGEMENT INFORMATION CIRCULAR

Consolidated Balance Sheet Data

	As at September 30,	As at December 31,
(in millions of British pounds sterling)	2007 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Cash and cash equivalents	124	129	662	578

Current assets	655	606	957	1,410

Intangible assets	579	559	487	316

Total assets	2,094	1,920	2,137	2,580

Current liabilities	(1,057)	(913)	(797)	(1,249)

Total liabilities	(1,860)	(1,748)	(1,626)	(2,010)

Total shareholders' equity	234	172	511	570

Results under Canadian GAAP

	Nine months ended September 30,	Year ended December 31,
(in millions of British pounds sterling)	2007	2006

Selected information under Canadian GAAP (unaudited):

Net earnings	28	308

Shareholders' equity	410	683

13

EXPECTED TIMETABLE OF KEY EVENTS

Record date for determining Thomson shareholders entitled to vote at the special meeting	5:00 p.m. (Eastern time) on February 22, 2008

Deadline for Computershare to have received proxy forms or voting instructions from Thomson shareholders	5:00 p.m. (Eastern time) on March 25, 2008 or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting

Special meeting of Thomson shareholders	10:00 a.m. (Eastern time) on March 26, 2008

Reuters Court Meeting	10:00 a.m. (London time) on March 26, 2008

Extraordinary general meeting of Reuters shareholders	10:15 a.m. (London time) on March 26, 2008 (or as soon thereafter as the Reuters Court Meeting shall have concluded or been adjourned)

Ontario Court hearing in respect of the Final Order	10:00 a.m. (Eastern time) on March 28, 2008

Expected closing of the Transaction	April 17, 2008

14  MANAGEMENT INFORMATION CIRCULAR

ACCOUNTING PRINCIPLES AND REPORTING CURRENCIES

All historical financial information regarding Thomson included in this circular has been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). For information on the material differences between Canadian GAAP and International Financial Reporting Standards, as adopted by the European Union ("IFRS"), and as applied by Reuters and the material differences between Canadian GAAP and U.S. generally accepted accounting principles ("U.S. GAAP"), in each case, as they relate to Thomson's financial statements for certain of the periods presented, see the reconciliations to IFRS as applied by Reuters under "Selected Historical Financial and Operating Data of Thomson – Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters" and the reconciliations to U.S. GAAP included in Thomson's audited consolidated financial statements for the years ended December 31, 2006, 2005 and 2004 and audited consolidated financial statements for the nine months ended September 30, 2007 and the unaudited consolidated financial statements for the nine months ended September 30, 2006 included in Annex E to this circular.

All historical financial information regarding Reuters included in this circular has been prepared in accordance with IFRS. For information on the material differences between IFRS and Canadian GAAP as applied by Thomson and the material differences between IFRS and U.S. GAAP, in each case, as they relate to Reuters financial statements for certain of the periods presented, see the reconciliations to Canadian GAAP as applied by Thomson and the reconciliations to U.S. GAAP in Reuters financial information included in Annex F to this circular.

Unless otherwise indicated, all unaudited pro forma financial information of Thomson Reuters Corporation included in this circular has been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. For a discussion of the material differences between Canadian GAAP and IFRS as applied by Reuters as they relate to the unaudited pro forma financial statements for the periods presented, see the reconciliations to IFRS as applied by Reuters accompanying this information. Following completion of the Transaction, Thomson Reuters will prepare its financial statements in accordance with Canadian GAAP.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars. References to "$" or to "US$" are to U.S. dollars, references to "C$" are to Canadian dollars, and references to "£" are to British pounds sterling.

15

CURRENCY EXCHANGE RATE INFORMATION

The following table sets out the high rate of exchange for U.S. dollars, expressed in Canadian dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case based on the noon rates of exchange for conversion of one U.S. dollar to Canadian dollars as reported by the Bank of Canada.

	Year Ended December 31,
	2007	2006	2005	2004

High	1.1853	1.1726	1.2704	1.3968

Low	0.9170	1.0990	1.1507	1.1774

Rate at end of period	0.9881	1.1653	1.1659	1.2036

Average rate for period	1.0748	1.1341	1.2116	1.3015

On February 22, 2008, the noon exchange rate as reported by the Bank of Canada for conversion of U.S. dollars into Canadian dollars was $1.00 = C$1.0156 (C$1.00 = $0.9846).

The following table sets out the high rate of exchange for British pounds sterling, expressed in U.S. dollars, in effect during the periods indicated, the low rate of exchange in effect during such periods, the rate of exchange in effect at the end of such periods and the average rate of exchange during such periods, in each case based on the noon rates of exchange for conversion of one British pound sterling to U.S. dollars as reported by the Federal Reserve Bank of New York.

	Year Ended December 31,
	2007	2006	2005	2004

High	2.1104	1.9794	1.9292	1.9482

Low	1.9235	1.7256	1.7138	1.7544

Rate at end of period	1.9843	1.9586	1.7188	1.9160

Average rate for period	2.0016	1.8434	1.8204	1.8330

On February 22, 2008, the noon exchange rate as reported by the Federal Reserve Bank of New York for conversion of British pounds sterling into U.S. dollars was £1.00 = $1.9668 ($1.00 = £0.5084).

16  MANAGEMENT INFORMATION CIRCULAR

FORWARD-LOOKING STATEMENTS

Certain statements contained and incorporated by reference in this circular constitute "forward-looking statements". When used in this circular or the documents incorporated by reference herein, the words "anticipate", "believe", "plan", "estimate", "expect", "intend", "will", "may", "should" and similar expressions, as they relate to Thomson and Reuters and their respective management and, following the Transaction, to Thomson Reuters and its management, are intended to identify forward-looking statements. These forward-looking statements are not historical facts but reflect expectations, estimates and projections. These forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. These risks include, but are not limited to:

•
changes in the general economy;

•
actions of competitors;

•
changes to legislation and regulations;

•
increased accessibility to free or relatively inexpensive information sources;

•
failure to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

•
failure to develop new products, services, applications and functionalities to meet customers' needs, attract new customers or expand into new geographic markets;

•
failure of electronic delivery systems, network systems or the Internet;

•
detrimental reliance on third parties for information;

•
failure to meet the challenges involved in the expansion of international operations;

•
failure to realize the anticipated cost savings and operating efficiencies from the THOMSONplus initiative, the Reuters Core Plus program and other cost-saving initiatives;

•
failure to protect the reputation of Thomson Reuters;

•
impairment of goodwill and identifiable intangible assets;

•
failure of significant investments in technology to increase revenues or decrease operating costs;

•
increased self-sufficiency of customers;

•
inadequate protection of intellectual property rights;

•
downgrading of credit ratings;

•
threat of legal actions and claims;

•
changes in foreign currency exchange and interest rates;

•
failure to recruit and retain high quality management and key employees;

•
funding obligations in respect of pension and post-retirement benefit arrangements; and

•
actions or potential actions that could be taken by Woodbridge.

These factors and other risk factors relating to the DLC structure, as described under "Risk Factors", represent risks that management of Thomson and Reuters believe are material. Other factors not presently known to Thomson or Reuters or that Thomson and Reuters presently believe are not material, could also cause actual results to differ materially from those expressed in the forward-looking statements contained and incorporated by reference herein. Accordingly, undue reliance should not be placed on these forward-looking statements. None of Thomson, Reuters or, following the Transaction, Thomson Reuters undertakes any obligation to update publicly or to revise any of the forward-looking statements contained or incorporated by reference in this circular, whether as a result of new information, future events or otherwise, except as required by law, rule or regulation.

17

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results reported in accordance with Canadian GAAP, Thomson uses certain non-GAAP financial measures. It uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Thomson has historically reported non-GAAP financial results, as it believes their use provides more insight into its performance. See "Operating and Financial Review of Thomson – Use of Non-GAAP Financial Measures", and Thomson's news release dated February 7, 2008 in respect of its financial results for the three months and the year ended December 31, 2007, for information on the measures that Thomson currently uses, an explanation of why Thomson believes they are useful measures of performance and a reconciliation of each measure to a corresponding GAAP measure.

A number of measures used by Reuters in this circular and historically are non-GAAP financial measures, which are performance measures used to manage the Reuters business, supplementing the IFRS-based measures. These include "underlying change", "trading costs", "trading profit", "trading margin", "adjusted EPS", "free cash flow", "trading cash flow" and "net debt/net funds". Detailed descriptions of these terms, including Reuters' rationale for using them and reconciliations to the most directly comparable IFRS indicator, are provided under "Operating and Financial Review of Reuters – Use of Non-GAAP Financial Measures".

NOTICE TO THOMSON SHAREHOLDERS IN THE UNITED STATES

Thomson is a corporation existing under the laws of the Province of Ontario, Canada. The solicitation of proxies and the transactions contemplated in this circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act of 1934, as amended (the "U.S. Exchange Act"), are not applicable to Thomson or this solicitation and, accordingly, this solicitation is not being effected in accordance with such rules. Thomson shareholders should be aware that disclosure requirements under Canadian laws may be different from such requirements under U.S. federal securities laws. Thomson shareholders should also be aware that requirements under Canadian laws may differ from requirements under U.S. corporate and securities laws relating to U.S. corporations.

The enforcement by investors of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that Thomson is incorporated under the laws of the Province of Ontario and Reuters is incorporated under the laws of England and Wales and that some of their respective officers and directors are not residents of the United States and that a substantial portion of their respective assets may be located outside the United States. You may not be able to sue an Ontario corporation or a UK company or their respective officers or directors in a Canadian court or a UK court for violations predicated solely on the civil liability provisions of U.S. federal securities laws. It may also be difficult to compel an Ontario corporation or a UK company and its affiliates to subject themselves to a judgment by a U.S. court.

THE TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION ("SEC") OR ANY STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE FAIRNESS OR MERITS OF THE TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The ordinary shares of Thomson Reuters PLC to be issued under the Reuters Scheme, including those evidenced by Thomson Reuters PLC ADSs, will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, provided by section 3(a)(10) thereof and, as a consequence, the issuance of ordinary shares of Thomson Reuters PLC will not be registered under such act or under the securities laws of any state or other jurisdiction of the United States.

For more information concerning the Canadian and U.S. federal income tax consequences of the Transaction to Thomson shareholders, see "Certain Income Tax Considerations for Canadian and U.S. Shareholders". Thomson shareholders should be aware that the transactions contemplated in this circular may have tax consequences in Canada, the United States and in any other jurisdiction in which a shareholder is subject to income taxation. These consequences may not be described fully in this circular.

18  MANAGEMENT INFORMATION CIRCULAR

INFORMATION CONTAINED IN THIS CIRCULAR

No person has been authorized to give information or to make any representations in connection with the Transaction other than those contained or incorporated by reference in this circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution or be considered to have been authorized by Thomson or Reuters.

This circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized, or in which the person making such an offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation.

In this circular, unless the context requires otherwise:

•
"DLC structure" means the dual listed company structure created by the DLC Documents under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries will operate as a unified group;

•
"Reuters" refers to Reuters Group PLC and its consolidated subsidiaries;

•
"Thomson" refers to The Thomson Corporation and its consolidated subsidiaries;

•
"Thomson Reuters" refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;

•
"Thomson Reuters business" refers to the business to be operated by Thomson Reuters;

•
"Thomson Reuters Corporation" refers to The Thomson Corporation and its consolidated subsidiaries following the Transaction; and

•
"Thomson Reuters PLC" refers to Thomson Reuters PLC and its consolidated subsidiaries following the Transaction.

See "Glossary of Terms" at the end of this circular for the meanings ascribed to capitalized terms used in this circular.

Unless otherwise indicated, all information in this circular is as of February 25, 2008.

Information contained on Thomson's or Reuters' websites or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson logo, the Reuters logo and other trademarks, trade names and service names of Thomson or Reuters mentioned in this circular are the property of Thomson or Reuters, as the case may be.

19

QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING AND THE TRANSACTION

This question and answer section highlights important information in this circular but does not contain all of the information that may be important to Thomson shareholders. Thomson shareholders should carefully read this entire circular and the documents incorporated by reference herein for a complete understanding of the matters that will be considered at the meeting.

What are Thomson shareholders being asked to vote on?

Thomson shareholders are being asked to vote on a special resolution to approve an arrangement pursuant to section 182 of the OBCA under which Thomson will acquire Reuters by implementing the DLC structure (collectively, the "Transaction"). This circular sets out details of the Transaction and the arrangement. The special resolution that Thomson shareholders will vote on at the meeting is attached as Annex A to this circular.

What is the DLC structure?

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed as Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:

•
Thomson Reuters Corporation and Thomson Reuters PLC will remain separate publicly listed companies;

•
the boards of directors of the two companies will comprise the same individuals, as will the companies' executive management;

•
shareholders of the two companies will ordinarily vote together as a single decision-making body, including in the election of directors;

•
shareholders of the two companies will receive equivalent cash dividends and capital distributions;

•
each company will guarantee all contractual obligations of the other company and other obligations as agreed; and

•
a take-over bid or similar transaction will be required to be made for shares of both companies on an equivalent basis.

Structures similar to the DLC structure have been successfully implemented by a number of other major international groups, including BHP Billiton, Rio Tinto, Unilever and Carnival.

Why is Thomson proposing to acquire Reuters by implementing a DLC structure?

The DLC structure is an alternative to a share acquisition, exchange offer or more common acquisition structure. It will allow Reuters shareholders who are required, or wish, to hold shares of a UK publicly listed company included in the FTSE UK series of indices to continue to do so, and, as a result, to continue to participate in the information services industry as shareholders of Thomson Reuters PLC. It is expected that Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices. A more common acquisition structure in which all Reuters shareholders would receive Thomson common shares would not have afforded Reuters shareholders this opportunity because Thomson common shares are ineligible for inclusion in the FTSE UK series of indices.

What closing conditions are still required to be satisfied?

Required regulatory clearances from antitrust authorities in Europe and the United States have been obtained. Completion of the Transaction is now subject to certain other conditions, the most important of which are:

•
the approval of the Thomson Arrangement by Thomson shareholders and the Ontario Court;

•
the approval of the Reuters Scheme by Reuters shareholders and the English Court; and

•
the absence of any action by any governmental authority that would prohibit or otherwise materially restrict, delay or interfere with the completion of the Transaction.

20  MANAGEMENT INFORMATION CIRCULAR

Is the Thomson board of directors recommending the Transaction?

Yes. The Thomson board of directors has unanimously determined that the Transaction is fair to Thomson shareholders and is in the best interests of Thomson and is unanimously recommending that Thomson shareholders approve the Transaction at the meeting.

Has Thomson's controlling shareholder, Woodbridge, committed to vote in favor of the Transaction?

Yes. Woodbridge has irrevocably committed to vote all of its Thomson common shares in favor of the Transaction and, accordingly, the requisite approval by Thomson shareholders is assured. Following the meeting of Thomson shareholders, Thomson will seek the requisite approval of the Ontario Court. The Ontario Court will not approve the Transaction unless it determines, among other matters, that the Transaction is fair and reasonable.

Is the Reuters board of directors recommending the Transaction?

Yes. The Reuters board of directors has unanimously determined that the Transaction is fair to Reuters shareholders and is in the best interests of Reuters and is unanimously recommending that Reuters shareholders approve the Transaction at the Reuters Court meeting and the Reuters EGM. Reuters shareholders will be asked to vote on the Transaction at shareholders' meetings to be held on March 26, 2008.

What consideration will Reuters shareholders receive as part of the Transaction?

Reuters shareholders will receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure.

Does this consideration reflect a premium for the Reuters shares?

Yes. The consideration being offered to Reuters shareholders and the relative interests of Thomson shareholders and Reuters shareholders in Thomson Reuters following the Transaction imply a share price premium for Reuters shareholders. The amount of the premium will vary according to the relative market prices of Thomson common shares and Reuters ordinary shares and the applicable C$/£ exchange rate at the time of closing. Based on the closing Thomson share price of C$48.46 on the Toronto Stock Exchange ("TSX") and the applicable C$/£ exchange rate on May 3, 2007, the day before the initial announcement by Reuters that it had received an approach in relation to a potential take-over, each Reuters ordinary share was valued at approximately 705 pence, implying a premium of approximately 43% to the closing Reuters share price of 492.25 pence on that date. The Thomson board of directors believes offering Reuters shareholders this premium for their shares was necessary and appropriate in order to secure for Thomson and its shareholders the opportunity represented by the Transaction.

When do Thomson and Reuters expect to complete the Transaction?

If shareholders of Thomson and Reuters approve the Transaction and the requisite approvals of the Ontario Court and the English Court are obtained, Thomson and Reuters expect to complete the Transaction on or about April 17, 2008.

What will happen to a Thomson shareholder's common shares if the Transaction is completed?

Thomson shareholders will continue to own their existing common shares of Thomson, which will be renamed Thomson Reuters Corporation. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters.

Thomson common shares will continue to be listed on the TSX and the New York Stock Exchange ("NYSE"). It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices.

What will happen to a Thomson shareholder's dividends if the Transaction is completed?

All Thomson Reuters shareholders, whether holding Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Any dividends declared on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will take into account all factors that the Thomson Reuters board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Thomson and Reuters currently anticipate that the Thomson Reuters board will adopt a target dividend payout ratio that is comparable to Thomson's existing target dividend payout ratio of approximately 40% of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of $0.27 per share.

21

Thomson Reuters Corporation shareholders will receive dividends from Thomson Reuters Corporation. Those dividends will be declared and paid in U.S. dollars although Thomson Reuters Corporation shareholders will continue to have the option to receive dividends in Canadian dollars or British pounds sterling. In addition, Thomson Reuters Corporation shareholders in certain jurisdictions outside Canada, the U.S. and the UK may, where practicable, have the option to receive dividends in local currencies. Thomson Reuters PLC shareholders will receive dividends from Thomson Reuters PLC. Those dividends will be declared and paid in U.S. dollars, although Thomson Reuters PLC shareholders will have the option to receive dividends in British pounds sterling or Canadian dollars. In addition, Thomson Reuters PLC shareholders in certain jurisdictions outside Canada, the U.S. and the UK may, where practicable, have the option to receive dividends in local currencies.

Thomson Reuters Corporation shareholders in certain jurisdictions will continue to be able to elect to have their dividends reinvested in additional Thomson Reuters Corporation common shares. Likewise, Thomson Reuters PLC shareholders in certain jurisdictions will be able to elect to have their dividends reinvested in additional Thomson Reuters PLC ordinary shares.

Will a Thomson shareholder's voting rights change if the Transaction is completed?

Yes. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body, including in the election of directors. Accordingly, although Thomson Reuters Corporation shareholders will continue to have one vote for each common share held, they will have less voting influence in Thomson Reuters than they currently have in Thomson.

Will Woodbridge have voting control of Thomson Reuters if the Transaction is completed?

Yes. On February 22, 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53% and will be the controlling shareholder of Thomson Reuters.

Why is Thomson Reuters adopting the Reuters Trust Principles?

As part of the Transaction, Thomson agreed to adopt and uphold, and Woodbridge undertook to support, the Reuters Trust Principles in relation to Thomson Reuters. The Reuters Trust Principles are fundamental to Reuters and include the preservation of integrity, reliability of news, development of the news business and related principles. Reuters Founders Share Company, which safeguards the Reuters Trust Principles, has resolved to support the Transaction. Extraordinary voting powers similar to those Reuters Founders Share Company now has in Reuters will enable Reuters Founders Share Company to safeguard the Reuters Trust Principles and thwart those whose shareholdings in Thomson Reuters threaten the Reuters Trust Principles.

Are there risks associated with the Transaction that Thomson shareholders should consider in deciding whether to vote for the special resolution approving the Thomson Arrangement?

Yes. The Transaction is subject to a number of risks and uncertainties which Thomson shareholders should carefully consider. Risks related to the DLC structure and other aspects of the Transaction and the future business and operations of Thomson Reuters are described under "Risk Factors". Other potential risks that the Thomson board of directors considered in reaching its decision to approve the Transaction are described under "Description of the Transaction – Factors Considered by the Thomson Board of Directors".

Will there be any tax consequences for Thomson shareholders if the Transaction is completed?

Generally, there will be no Canadian tax consequences for Thomson shareholders who deal at arm's length and are not affiliated with Thomson and Woodbridge and are resident in Canada for the purposes of the Tax Act (Canada) if the Transaction is completed. These Thomson shareholders will not be considered to have disposed of their shares of Thomson nor otherwise received any taxable consideration as a result of the Transaction. The tax treatment of dividends on shares of Thomson Reuters Corporation will be the same after the Transaction as it was on shares of Thomson before the implementation of the Transaction.

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, the Transaction should not give rise to taxable income or gain for Thomson shareholders that are U.S. Holders for U.S. federal income tax purposes. U.S. Holders should consult the discussion of U.S. federal income tax consequences of the Transaction set forth under "Certain Income Tax Considerations for Canadian and U.S. Shareholders" and should consult their independent professional advisors in light of their particular circumstances as to the U.S. federal income tax consequences of the Transaction, as well as to the effect of any state, local or applicable foreign tax law.

See "Certain Income Tax Considerations for Canadian and U.S. Shareholders".

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What happens if Reuters shareholders fail to approve the Transaction or receive a better offer?

There is no assurance that Reuters shareholders will approve the Transaction. If they fail to do so, the Transaction will not proceed and Reuters will not be required to pay any termination fee to Thomson. Reuters will be required to pay a termination fee of £86.8 million to Thomson if Thomson terminates its agreement with Reuters because Reuters has breached its obligations not to solicit an alternative transaction and within 12 months an alternative transaction is announced and subsequently completed. Reuters will also be required to pay a termination fee of £86.8 million to Thomson if the Reuters board of directors qualifies or adversely modifies its recommendation with respect to the Transaction or if the Reuters board of directors agrees to or recommends an alternative transaction and before the completion of the Transaction an alternative transaction is announced and subsequently completed.

What happens if Thomson shareholders fail to approve the Transaction?

The Transaction will not proceed and Thomson will be required to pay a termination fee of £86.8 million to Reuters. Woodbridge, which as of February 22, 2008 beneficially owned an aggregate of 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares, has irrevocably committed to vote all of its shares in favor of the Transaction. Accordingly, the requisite approval of the Transaction by Thomson shareholders is assured. Following the meeting of Thomson shareholders, Thomson will seek the requisite approval of the Ontario Court. The Ontario Court will not approve the Transaction unless it determines, among other matters, that the Transaction is fair and reasonable.

What are my dissent rights?

If you are a registered Thomson shareholder, you may dissent in respect of the Arrangement Resolution under section 185 of the OBCA. If the Transaction is completed, dissenting Thomson shareholders who comply with the procedures set forth in the OBCA will be entitled to be paid the fair value of their common shares. This dissent right is summarized under "Dissenting Shareholders' Rights" and the text of section 185 of the OBCA is set forth in Annex D to this circular. Only registered Thomson shareholders are entitled to exercise the right to dissent. Failure to comply strictly with the requirements set forth in section 185 of the OBCA may result in the loss or unavailability of any right to dissent.

What if I have questions or need assistance voting my shares?

If you have any questions or need assistance voting your common shares, please call Computershare, toll-free in Canada and the United States, at 1-800-564-6253.

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QUESTIONS AND ANSWERS ABOUT VOTING

A special meeting of Thomson shareholders will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada on March 26, 2008 at 10:00 a.m. (Eastern time).

At the meeting you will be asked to consider, pursuant to the interim order of the Ontario Superior Court of Justice (the "Ontario Court") dated February 14, 2008 attached as Annex C to this circular (the "Interim Order"), and, if thought fit, pass, with or without variation, a special resolution in the form attached as Annex A to this circular (the "Arrangement Resolution") to approve an arrangement (the "Thomson Arrangement") pursuant to section 182 of the OBCA under which Thomson will effect the Transaction. Thomson's directors and officers are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

The Thomson board of directors has unanimously determined that the Transaction is fair to Thomson shareholders and is in the best interests of Thomson and is unanimously recommending that you vote FOR the Arrangement Resolution at the meeting.

Who can vote?

Holders of Thomson common shares as of 5:00 p.m. (Eastern time) on February 22, 2008 are entitled to vote at the meeting or any adjourned or postponed meeting. Each common share is entitled to one vote. As of February 22, 2008, there were 638,936,452 Thomson common shares outstanding.

How many votes are required for approval?

The requisite approval for the Arrangement Resolution is the affirmative vote of not less than 66 2/3% of the votes cast at the meeting by holders of Thomson common shares present in person or represented by proxy and entitled to vote at the meeting. As of February 22, 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Woodbridge has irrevocably committed to vote all of its Thomson common shares in favor of the Arrangement Resolution. Accordingly, the requisite approval of the Arrangement Resolution by Thomson shareholders is assured.

Following the meeting of Thomson shareholders, Thomson will seek the Ontario Court's approval of the Thomson Arrangement. The Ontario Court will not approve the Thomson Arrangement unless it determines, among other matters, that the Thomson Arrangement is fair and reasonable.

Thomson has concluded that the Transaction does not require "minority approval" under Ontario Securities Commission Rule 61-501 (and its successor Multilateral Instrument 61-101) given that, among other things, the Transaction treats all Thomson shareholders identically in financial and other terms and no related party of Thomson, including Woodbridge, is entitled to receive, directly or indirectly, a collateral benefit as a consequence of the Transaction.

How do I vote?

You should first determine whether you are a registered Thomson shareholder or a non-registered Thomson shareholder.

•
You are a registered shareholder if your name appears on your share certificates, or if you hold your common shares in book-entry form on the records of Thomson's transfer agent, Computershare. If you are a registered shareholder, you can vote either in person at the meeting or by submitting your voting instructions by proxy, which means that you give another person authority to vote on your behalf.

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You are a non-registered shareholder if your name does not appear on your share certificates or if you hold your common shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian.

If I am a registered Thomson shareholder, how do I vote in person?

You do not need to do anything except attend the meeting. However, you are still encouraged to complete, date, sign and return the proxy form, notwithstanding that your vote will be taken at the meeting. You should register with representatives of Computershare when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare by the proxy cut-off time which appoints you to vote the common shares on its behalf.

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If I am a registered Thomson shareholder, how do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways.

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You may authorize the Thomson directors who are named on the enclosed proxy form to vote your common shares as your proxyholder. If you choose this option, you can give voting instructions by mail, telephone or through the Internet. Please refer to your proxy form for instructions.

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You may appoint another person to attend the meeting on your behalf and vote your common shares as your proxyholder. If you choose this option, you can appoint your proxy and give voting instructions by mail or through the Internet. If you mail the proxy form, you must print that person's name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your common shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be a Thomson shareholder. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare when they arrive at the meeting.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. (Eastern time) on March 25, 2008, or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting.

If I am a non-registered Thomson shareholder, how do I vote my common shares?

As mentioned above, you are a non-registered Thomson shareholder if your common shares are held in the name of an intermediary (such as a bank, trust company, securities broker, trustee or custodian).

There are two ways to vote your common shares.

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In person. If you wish to attend the meeting and vote in person, you should do one of the following:

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if you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the form, you must sign and date it. Follow your intermediary's instructions for returning the proxy form; or

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if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

•
By proxy. If it is not convenient for you to attend the meeting, you should do one of the following:

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if you received a proxy form from your intermediary, you may vote by authorizing the Thomson directors named on the proxy form to vote your common shares as your proxyholder. If you choose this option, you may complete the proxy form by indicating how you want your common shares to be voted. If the intermediary has not signed the proxy form, you must sign and date it. Return the completed proxy form as instructed on the form. Alternatively, you may appoint another person to attend the meeting on your behalf and vote your common shares by printing that person's name in the blank space on the proxy form and indicating how you want your common shares to be voted. The person you choose does not have to be a Thomson shareholder. The person named on the proxy form must attend the meeting and vote on your behalf in order for your votes to be counted; or

–
if you have received a voting instruction form from your intermediary, follow your intermediary's instructions for completing the form.

How will my common shares be voted if I appoint a proxyholder?

Your proxyholder must vote your common shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your common shares as he or she sees fit. If you have appointed the Thomson directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your common shares to be voted, they will be voted FOR the Arrangement Resolution.

What happens if any amendments are made to the Arrangement Resolution or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your common shares as he or she sees fit. As of the date of this circular, Thomson's directors and officers know of no such amendment, variation or other matter expected to come before the meeting.

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If I change my mind, how do I revoke my proxy form or voting instructions?

If you are a registered Thomson shareholder and you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

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by completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 5:00 p.m. (Eastern time) on March 25, 2008, or, if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays and holidays) before any adjourned or postponed meeting;

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by completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

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to the offices of Computershare at any time before 5:00 p.m. (Eastern time) on March 25, 2008, or, if the meeting is adjourned or postponed, the business day before any adjourned or postponed meeting; or

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to the Chair of the meeting before the meeting starts; or

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in any other manner permitted by law.

If you are a non-registered Thomson shareholder, you may revoke a proxy form or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it.

Who is soliciting my proxy?

Thomson's management is soliciting your proxy for use at the meeting and any adjourned or postponed meeting. Management is soliciting proxies by mail and employees of Thomson may also solicit them personally. Thomson is paying all costs of solicitation.

Is my vote confidential?

Yes. Computershare independently counts and tabulates the proxies to preserve the confidentiality of individual votes. Proxies are referred to Thomson only in cases where a Thomson shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy, or where it is necessary to do so to meet applicable legal requirements.

26  MANAGEMENT INFORMATION CIRCULAR

DESCRIPTION OF THE TRANSACTION

Key Terms and Conditions

On May 15, 2007, Thomson and Reuters entered into a definitive agreement (the "Implementation Agreement") under which Thomson agreed to acquire Reuters by implementing the DLC structure. The Implementation Agreement is summarized under "Summaries of Transaction Documents – Implementation Agreement".

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.

DLC Structure

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Consideration Payable to Reuters Shareholders

To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC through a scheme of arrangement under section 425 of the UK Companies Act (the "Reuters Scheme"). Under the Reuters Scheme, all of the issued and outstanding Reuters ordinary shares will be cancelled and Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure. Thomson shareholders will continue to own their existing common shares.

Under the Reuters Scheme, certain eligible Reuters shareholders may elect to receive floating rate unsecured loan notes instead of all or any portion of the cash consideration to which they would otherwise be entitled. In addition, certain eligible Reuters shareholders may elect to sell in the open market all of the Thomson Reuters PLC ordinary shares they receive under the Reuters Scheme without incurring any brokerage fees.

Reuters shareholders will receive aggregate cash consideration of approximately $8.8 billion (based on the $/£ exchange rate on February 22, 2008). Thomson will fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under its credit facility described below under "Financing".

The cash consideration payable to Reuters shareholders and the relative interests of Thomson shareholders and Reuters shareholders following completion of the Transaction imply a share price premium for Reuters shareholders. The amount of the premium will vary according to the relative market prices of Thomson common shares and Reuters ordinary shares and the applicable C$/£ exchange rate at the time of closing. Based on the closing Thomson share price of C$48.46 on the TSX and the applicable C$/£ exchange rate on May 3, 2007, the day before the initial announcement by Reuters that it had received an approach in relation to a potential take-over, each Reuters ordinary share was valued at approximately 705 pence, implying a share price premium of approximately 43% to the closing Reuters share price of 492.25 pence on that date.

On closing, assuming that all outstanding Reuters in-the-money share options and other share-based awards granted by Reuters have vested or been exercised, Thomson and Reuters estimate that approximately 202,383,691 Thomson Reuters PLC ordinary shares will be issued to Reuters shareholders. Based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%.

Conditions to the Transaction

Pursuant to the Implementation Agreement, the obligations of Thomson and Reuters to proceed with the Transaction were conditional upon the receipt or waiver of required regulatory clearances from antitrust authorities in Europe and the United States, which Thomson agreed to take all necessary steps to procure. Thomson and Reuters have received those regulatory clearances and they are described below under "Regulatory Matters".

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Completion of the Transaction is now subject to certain other conditions, the most important of which are:

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the approval of the Thomson Arrangement by Thomson shareholders and the Ontario Court;

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the approval of the Reuters Scheme by Reuters shareholders and the English Court; and

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the absence of any action by any governmental authority that would prohibit or otherwise materially restrict, delay or interfere with the completion of the Transaction.

Alternative Proposals

Reuters has undertaken to Thomson that it will not, and will procure that its directors and professional advisors do not, directly or indirectly, solicit an offer or approach from any other party wishing to undertake any take-over offer for Reuters or any transaction involving the sale of the whole or any substantial part of Reuters assets, or any other transaction which is otherwise inconsistent with the consummation of the Transaction.

Reuters Share Plans

Subject to certain exceptions, all options and awards outstanding under Reuters share-based employee compensation plans will vest and become fully exercisable when the Reuters Scheme is sanctioned by the English Court.

Woodbridge Undertaking to Support Transaction

Woodbridge has irrevocably committed to vote all of its Thomson common shares in favor of the Arrangement Resolution. As of February 22, 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares.

Termination of Implementation Agreement

The Implementation Agreement will automatically terminate and the Transaction will be abandoned if:

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the Transaction is not completed by December 31, 2008;

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Reuters shareholders fail to approve the Reuters Scheme at the Reuters EGM or the Reuters Court Meeting or Reuters fails to obtain the requisite approvals of the English Court to proceed with the Reuters Scheme;

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Thomson fails to obtain the requisite approvals of the Ontario Court to proceed with the Thomson Arrangement; or

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any of the conditions to closing is or becomes incapable of satisfaction and, where such condition is capable of waiver by Thomson alone, Thomson notifies Reuters that it will not waive such condition or, where such condition is capable of waiver by Reuters alone, Reuters notifies Thomson that it will not waive such condition.

Thomson is entitled to terminate the Implementation Agreement if Reuters is in material breach of its non-solicitation obligations described above under "Alternative Proposals". Reuters is entitled to terminate the Implementation Agreement if Thomson shareholders fail to approve the Arrangement Resolution.

Termination Fee

Reuters will be obligated to pay Thomson a termination fee of £86.8 million if, among other things, Thomson terminates the Implementation Agreement because Reuters is in material breach of its non-solicitation obligations described above under "Alternative Proposals". Thomson will be obligated to pay Reuters a termination fee of £86.8 million if Thomson shareholders fail to approve the Arrangement Resolution prior to December 31, 2008.

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Background to the Transaction

The provisions of the Implementation Agreement are the result of arm's length negotiations conducted between representatives of Thomson, Reuters and Woodbridge, and their respective advisors. The following is a summary of the principal events leading up to the execution of the Implementation Agreement and the public announcement of the Transaction.

2006 Discussions

During the first half of 2006, Thomson and Reuters discussed the possible combination of Reuters and the Thomson Financial business on the basis that such a transaction could create a leading global financial information solutions and news business.

In the course of their discussions, Thomson and Reuters determined that the businesses of Reuters and Thomson Financial were complementary in terms of both product and geographic markets and could be effectively integrated. Thomson and Reuters assessed separately, and had preliminary discussions on, key elements of such a combination. The board of directors of each company considered this potential combination and received reports on ongoing discussions at several meetings.

While Thomson retained Bear, Stearns & Co. Inc. ("Bear Stearns") and Perella Weinberg Partners UK LLP ("Perella Weinberg") as its financial advisors and Reuters retained UBS Limited ("UBS") as its financial advisor, the two companies did not settle on an approach to valuation.

In July 2006, Thomson and Reuters discontinued their discussions after concluding that they would be unable to develop an efficient structure to effect a combination of Reuters and Thomson Financial.

2007 Negotiations and Agreement

In the fourth quarter of 2006, Thomson revived its consideration of a transaction with Reuters, at this time envisaging an acquisition of Reuters by Thomson itself rather than a combination of Reuters and Thomson Financial. In addition, Thomson announced on October 25, 2006 its intention to sell its Thomson Learning businesses, a sale that would sharpen Thomson's strategic focus on providing electronic workflow solutions to its core customers as well as provide funding for the cash component of an acquisition of Reuters or another strategic transaction.

In December 2006, Thomson re-engaged Bear Stearns and Perella Weinberg as its financial advisors to advise Thomson's management and board of directors on financial and strategic aspects of an acquisition of Reuters, including valuation, value creation for shareholders of Thomson and Reuters, transaction structure, and equity and debt capital markets considerations.

Thomson subsequently re-established contact with the board of directors of Reuters about the possibility of acquiring Reuters. The Reuters board of directors indicated that Reuters had no interest in being sold and was focused on implementing its business plan.

At a meeting on January 18, 2007, the Thomson board of directors gave further consideration to the merits of an acquisition of Reuters and authorized senior management to continue to explore it notwithstanding the initial reaction of the Reuters board of directors.

In January 2007, Reuters re-engaged UBS and engaged The Blackstone Group International Limited as its financial advisors to advise Reuters management and board of directors on financial and strategic aspects of a transaction with Thomson.

In a series of meetings and discussions with Thomson representatives during February 2007, Reuters representatives indicated that the Reuters board of directors would consider a strategic transaction with Thomson if it were on terms that reflected the value of Reuters and involved ongoing equity participation of Reuters shareholders through a dual listed company structure. Reuters representatives also indicated that it would be necessary to structure a transaction consistent with the Reuters Trust Principles in order to secure the required support of Reuters Founders Share Company.

From mid-January through mid-April 2007, Thomson and Reuters, directly and through their financial advisors, discussed certain aspects of the acquisition. Reuters, however, sought from Thomson a non-binding proposal for the transaction, and Thomson and Reuters agreed not to commence negotiations until the proposal had been made. No confidentiality agreement was signed and no non-public financial or other information was exchanged. In preparing a possible proposal, Thomson continued its financial analysis and developed plans for a dual listed company structure, including variations on the structures previously implemented by other major international groups that were designed to deal with issues raised under Canadian income tax law.

On April 20, 2007, the Thomson board of directors met to consider making a proposal to Reuters. Thomson senior management reviewed the strategic aspects of an acquisition of Reuters and the financial characteristics of the transaction and potential synergies. Thomson's financial advisors led a discussion on valuation and capital markets considerations, including the utilization of a dual listed company structure. The Thomson board of directors approved making a non-binding proposal to Reuters.

On April 26, 2007, the Reuters board of directors was provided with a brief update on the contact between Reuters and Thomson.

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On April 30, 2007, Thomson outlined the terms of its non-binding proposal in a letter to the Reuters board of directors and representatives of Thomson and Reuters met in New York to discuss it. The Thomson proposal valued each Reuters ordinary share at 650 pence, consisting of 325 pence in cash and the balance in shares, and was based on the implementation of a dual listed company structure to be developed by the parties. Thomson also proposed that the Thomson Reuters board would consist of 14 directors, four of whom would be current directors of Reuters and an additional one of whom would be the Chief Executive Officer of Thomson Reuters. The Thomson proposal stated that both Thomson and Woodbridge were prepared to provide appropriate undertakings in relation to the Reuters Trust Principles necessary to obtain the support of Reuters Founders Share Company and that the implementation of the proposal would be subject to antitrust and other competition law approvals. The Thomson proposal also set forth a plan for mutual due diligence.

On May 1, 2007, the Reuters board of directors met to consider the possibility that Thomson would make a firm proposal to acquire Reuters on the terms set out in its letter. The Reuters board of directors was informed that such a proposal would likely be based on the implementation of a dual listed company structure and discussed certain of its expected features. The Reuters board of directors agreed that Reuters should indicate to Thomson that the board would consider such a proposal from Thomson if certain changes were made to it.

On May 2, 2007, Reuters responded to the Thomson proposal and the Thomson board of directors met to consider that response. The Thomson board of directors approved making a further, enhanced non-binding proposal.

On May 2, 2007, Thomson outlined its enhanced non-binding proposal in a letter to the Reuters board of directors. Thomson proposed to value each Reuters ordinary share at 705 pence, consisting of 352.5 pence in cash and the balance in shares. The proposal continued to be based on a dual listed company structure and called for due diligence to be focused on synergies and completed after significant structural issues had been addressed. Thomson and Woodbridge reiterated their willingness to provide undertakings in relation to the Reuters Trust Principles necessary to obtain the support of Reuters Founders Share Company, including the application of the Reuters Trust Principles to the Thomson Reuters business. Thomson also proposed that any dispositions of assets required to secure antitrust or competition law approvals would be made.

On May 3, 2007, the updated Thomson proposal was discussed by the Reuters board of directors. At this meeting, the features of a dual listed company structure were considered in detail. The Reuters board of directors also considered and took advice on the valuation of Reuters, other strategic alternatives for Reuters and the details of the Thomson proposal. The Reuters board of directors resolved that negotiations with Thomson should be taken forward and Reuters Founders Share Company be informed, pursuant to the Reuters Articles, of the Thomson proposal.

On May 4, 2007, movement in the Reuters ordinary share price during early trading on the London Stock Exchange ("LSE") led the Reuters board of directors to confirm publicly that it had received a preliminary approach from an unnamed third party which might or might not lead to an offer being made for Reuters. Thomson was identified by several analysts and market commentators as a likely suitor of Reuters and on May 7, 2007, Thomson publicly confirmed that it was that party.

Following the Reuters announcement of May 4, 2007, the parties worked together to negotiate all outstanding issues and reach an agreement as soon as possible. Among other things, Reuters and Thomson developed a structure for the Thomson Reuters business to support the Reuters Trust Principles that they could present to Reuters Founders Share Company and also developed the principal details of a dual listed company structure that they could implement.

On May 7, 2007, the board of directors of each of Thomson and Reuters met separately to consider key proposed terms of a transaction and the public announcement of those terms. On May 8, 2007, Thomson and Reuters announced that they were continuing discussions and disclosed key proposed terms of the possible transaction. Those terms included the creation of a dual listed company structure and the proposed consideration for each Reuters ordinary share of 352.5 pence in cash and an equity participation in Thomson Reuters based on an equalization ratio of 0.16 Thomson common shares for each Reuters ordinary share. The announcement stated that the Thomson Reuters board would consist of 15 directors, five of whom would be current directors of Reuters and an additional one of whom would be Tom Glocer, the Chief Executive Officer of Reuters, who would be the Chief Executive Officer of Thomson Reuters. Thomson and Reuters also said that Thomson Reuters would adopt the Reuters Trust Principles and Reuters Founders Share Company structure and confirmed that no transaction would be agreed without the support of Reuters Founders Share Company.

On May 8, 2007, representatives of Thomson, Reuters and Woodbridge met with directors of Reuters Founders Share Company to discuss their support of the Transaction and the terms on which it might be given. The directors of Reuters Founders Share Company indicated that they were willing to support the Transaction on the basis of Thomson's commitment to adopt and uphold, and Woodbridge's undertakings to support, the Reuters Trust Principles and related share capital structure. The directors of Reuters Founders Share Company invited the parties' counsel to negotiate the terms of that support with counsel for Reuters Founders Share Company.

On May 11, 2007, Thomson announced that it had agreed to sell Thomson Learning's higher education, careers and library reference businesses to private equity investors for approximately $7.75 billion in cash.

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On May 14, 2007, the Reuters board of directors met to review the proposed terms of the Transaction and to assess whether it was in the best interests of Reuters and its shareholders as a whole when compared to the value which could be generated by remaining as an independent listed company. Reuters advisors confirmed to the Reuters board of directors that the Transaction was an appropriate transaction to recommend to shareholders and was fair to Reuters shareholders. The Reuters board of directors approved the Implementation Agreement and resolved to recommend the Transaction to Reuters shareholders.

On May 14, 2007, the Thomson board of directors also met to consider the terms of the Transaction. The Thomson board of directors reviewed the proposed terms, including the adoption by Thomson Reuters of the Reuters Trust Principles and Woodbridge's support, as controlling shareholder, of those principles. It was explained to the Thomson board of directors that the company's management and advisors were now satisfied with respect to appropriate treatment of the DLC structure for Canadian income tax purposes. Representatives of Bear Stearns presented its opinion that, as of the date thereof, the consideration to be issued in the Transaction was fair, from a financial point of view, to Thomson. The Thomson board of directors approved the Implementation Agreement and the agreed form of the Equalization and Governance Agreement and resolved to recommend the Transaction to Thomson shareholders, subject to obtaining Reuters Founders Share Company's support for the Transaction.

On May 15, 2007, following confirmation from Reuters Founders Share Company that it had resolved to support the Transaction on specified terms, including with respect to the adoption and upholding of the Reuters Trust Principles, Thomson and Reuters signed the Implementation Agreement and publicly announced the Transaction.

Recommendation of the Thomson Board of Directors

Having determined that the Transaction is fair to Thomson shareholders and is in the best interests of Thomson, the Thomson board of directors has unanimously approved the Implementation Agreement and the Transaction and is unanimously recommending that Thomson shareholders vote FOR the Arrangement Resolution.

Factors Considered by the Thomson Board of Directors

In evaluating and approving the Transaction and in making its recommendation, the Thomson board of directors considered a variety of factors. As a result, the Thomson board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors it considered in reaching its determinations as to the fairness of the Transaction and its recommendation to Thomson shareholders to vote for the Arrangement Resolution. Factors considered by the Thomson board of directors included:

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the fact that Thomson Reuters would create a business with a global brand and presence that would allow it to grow faster than either Thomson or Reuters could on its own, as described under "Business of Thomson Reuters";

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the fact that the Transaction would be expected to deliver synergies at an annual run rate in excess of $500 million by the end of the third year after closing from areas such as shared technology platforms, third party content and corporate services;

•
the fact that the Transaction would be consistent with the strategic realignment of Thomson's operations announced in October 2006 and that the proceeds from the sale of its Thomson Learning businesses could be deployed to fund the Transaction;

•
the fact that management responsibilities within Thomson Reuters would be allocated among an experienced management team selected from Thomson and Reuters management;

•
the presentations and analyses of Bear Stearns and Perella Weinberg, financial advisors to Thomson, and the opinion of Bear Stearns dated May 12, 2007 to the effect that, as of the date thereof and based upon and subject to the analyses, assumptions, qualifications and limitations set forth in its opinion, the consideration to be issued to Reuters shareholders in the Transaction, consisting of, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares, was fair, from a financial point of view, to Thomson;

•
the fact that Thomson shareholders in the aggregate would have a significant equity stake in Thomson Reuters and would accordingly participate in the earnings and prospects of Thomson Reuters and in the strategic and other benefits of the Transaction;

•
the fact that Woodbridge participated in the negotiation of, and agreed to become a party to, the Implementation Agreement pursuant to which it irrevocably committed to vote in favor of the Transaction and provided undertakings in relation to the Reuters Trust Principles necessary to secure the support of Reuters Founders Share Company;

•
the terms and conditions of the Implementation Agreement, including the conditions to closing, the termination fee payable by Reuters under certain circumstances and the restrictions imposed on the conduct of the business of Reuters in the period prior to closing;

•
the approval process for the Transaction, including the requirement for the Thomson Arrangement to be approved by Thomson shareholders and the Ontario Court; and

31

•
the fact that structures similar to the DLC structure had been successfully implemented by other major international groups, including BHP Billiton, Rio Tinto, Unilever and Carnival.

In addition to the factors described above that supported the decision of the Thomson board of directors to approve the Implementation Agreement and the Transaction and to recommend that Thomson shareholders vote for the Arrangement Resolution, the Thomson board of directors also considered potential risks associated with the Transaction. These included:

•
the risks to Thomson if the Transaction is not completed or is delayed, whether as a result of regulatory actions or otherwise, including the costs to Thomson in pursuing the Transaction and the diversion of management's attention from the conduct of Thomson's business in the ordinary course;

•
the risks associated with the terms of the Transaction being based on a fixed exchange ratio, which by its nature will not adjust to compensate for declines in the Reuters share price or increases in the Thomson share price prior to the Effective Date, and with the terms of the Transaction not including "collar" provisions or share price-based termination rights that would be triggered by a decrease in the Reuters share price or an increase in the Thomson share price;

•
the risk that the synergies and other benefits anticipated from the Transaction might not be achieved to the extent or within the time period expected;

•
the possibility that Thomson shareholders might achieve more value over the long term if Thomson were to pursue its existing strategy or an acquisition of, or a business combination with, an entity other than Reuters;

•
risks associated with the DLC structure that are not associated with more common acquisition structures, including the risk that the trading prices of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares may not be the same, and that the difference between them may be material, due to the characteristics of the markets in which they trade, such as trading volumes and currencies;

•
risks concerning the uncertainty of the DLC structure under applicable tax laws; and

•
the risk that governmental authorities might seek to impose conditions on or enjoin or otherwise prevent or delay the Transaction.

A number of these factors are described in more detail under "Risk Factors – Risks Relating to the Transaction".

In reaching its determination, the Thomson board of directors also considered and evaluated, among other things:

•
information concerning the business, operations, property, assets, financial condition, operating results and prospects of Thomson and Reuters;

•
industry, economic and market conditions and trends; and

•
historical market prices and trading information with respect to Thomson common shares and Reuters ordinary shares.

Arrangements Relating to the Reuters Trust Principles

In order to proceed with the Transaction, Thomson and Reuters were required to seek the support of Reuters Founders Share Company. On May 15, 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Thomson, Woodbridge and Reuters. Those terms required that:

•
each of Thomson Reuters Corporation and Thomson Reuters PLC covenant to use its best endeavors to ensure that the Reuters Trust Principles as applied to Thomson Reuters will be complied with;

•
the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles contain provisions to safeguard the Reuters Trust Principles on a basis that, after giving effect to the Transaction, correspond to the principal protections currently contained in the Reuters Articles;

•
each of Thomson Reuters Corporation and Thomson Reuters PLC issue to Reuters Founders Share Company a share with extraordinary voting powers similar to those of the Founders Share in the capital of Reuters currently held by Reuters Founders Share Company; and

•
Woodbridge undertake to use its best endeavors as a shareholder to support the Reuters Trust Principles in relation to Thomson Reuters and exercise its voting rights to give effect to this support.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Founders Share in Reuters, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Reuters Scheme and has undertaken not to exercise any voting rights attached to the Founders Share to defeat the resolutions to approve the Reuters Scheme or the resolutions to be proposed at the Reuters EGM. For additional information about the Reuters Trust Principles and Reuters Founders Share Company, see "Reuters Trust Principles and Reuters Founders Share Company".

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Regulatory Matters

Under the Implementation Agreement, Thomson and Reuters both agreed to apply for and obtain all regulatory clearances necessary or advisable in connection with the Transaction.

U.S. Antitrust Clearance

In the United States, given the DLC structure, the Transaction is not subject to the filing and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"). However, as is common for a transaction of this size, the Antitrust Division of the U.S. Department of Justice (the "DOJ") conducted a detailed review of the Transaction similar to a review under the HSR Act.

On February 19, 2008, Thomson and Reuters reached a comprehensive settlement agreement with the DOJ to resolve all competition issues reviewed by the DOJ in connection with its evaluation of the Transaction. The proposed settlement agreement is embodied in a Proposed Final Judgment ("DOJ Final Judgment") filed with the United States District Court for the District of Columbia. The DOJ Final Judgment requires Thomson and Reuters to sell certain assets described below under "Required Divestitures" to a buyer or buyers acceptable to the DOJ. On February 19, 2008, Thomson and Reuters also entered into an Asset Preservation Stipulation and Order requiring Thomson and Reuters to preserve the competitive viability of these assets pending their sale. The DOJ Final Judgment is subject to a public comment period and will become final upon the District Court finding that it serves the public interest.

Merger Regulation (European Union)

Council Regulation (EC) 139/2004, as amended (the "EU Merger Regulation"), requires that parties to certain merger transactions that exceed specified thresholds provide the European Commission with notice of, and information relating to, the transaction. The Transaction is subject to the notification requirements of the EU Merger Regulation. The European Commission reviewed the Transaction and on February 19, 2008, on the basis of commitments given by Thomson and Reuters to divest certain assets described below under "Required Divestitures", cleared the Transaction under the EU Merger Regulation.

Competition Act (Canada)

The Competition Act (Canada), as amended (the "Competition Act"), requires that parties to certain merger transactions that exceed specified size thresholds provide to the Commissioner of Competition (the "Commissioner") appointed under the Competition Act prior notice of, and information relating to, the transaction and await the expiry of a statutory waiting period before completing the transaction. The Transaction was subject to the notification requirements of the Competition Act, which were satisfied by Thomson and Reuters on August 31, 2007. The statutory waiting period expired on October 12, 2007.

On February 15, 2008, the Commissioner advised Thomson and Reuters that, on the basis of the commitments given by Thomson and Reuters to divest certain assets described below under "Required Divestitures", she did not intend to challenge the Transaction.

Other Competition Filings

Thomson and Reuters have made filings with competition authorities in several other jurisdictions. The obligations of Thomson and Reuters to complete the Transaction are not expressly conditional on clearances being obtained from these authorities.

Required Divestitures

In order to obtain antitrust clearance for the Transaction, Thomson has agreed to sell a copy of the Thomson Fundamentals (Worldscope) database and Reuters has agreed to sell a copy of the Reuters Estimates, Reuters Aftermarket Research and Reuters Economics (EcoWin) databases. The sales include copies of the databases, source data and training materials, as well as certain contracts and, potentially, employees connected to the databases. Thomson and Reuters are in early stage discussions with several potential buyers, and expect to complete the sales promptly after completion of the Transaction.

Thomson and Reuters have agreed to provide transitional services related to the databases for certain confidential periods following completion of the sales. They have also agreed that, for certain confidential periods, Thomson Reuters will not enter into any new exclusive contracts with brokers relating to aftermarket research or renew for longer than one year, or expand the scope of, any existing exclusive contracts.

Thomson and Reuters do not expect the required sales to have any material adverse effect on the revenues or profitability of Thomson Reuters or to have any impact on the synergies expected to be generated by the Transaction.

33

Securities Law Matters

Prior to completion of the Transaction, Thomson and Reuters will apply for various rulings and orders from securities regulatory authorities in the UK and the U.S. relating to the DLC structure and other aspects of the Transaction. Thomson and Reuters do not expect these applications to raise any significant concerns in connection with the Transaction.

Thomson Arrangement

Thomson will effect the Transaction under the Thomson Arrangement. An arrangement of a corporation under the OBCA requires the approval of the Ontario Court. Prior to the mailing of this circular, Thomson obtained the Interim Order. The Interim Order provides, among other things, that Thomson is authorized to call, hold and conduct the meeting of Thomson shareholders in the manner set forth in the Interim Order, and at the time and place set forth in the notice of meeting, for the shareholders to consider and, if thought fit, pass, the Arrangement Resolution.

Subject to the requisite approval of the Arrangement Resolution by Thomson shareholders entitled to vote at the meeting, the hearing in respect of the Final Order for approval by the Ontario Court of the Thomson Arrangement is scheduled to take place on March 28, 2008 at 10:00 a.m. (Eastern time) in the Ontario Court at 330 University Avenue, Toronto, Ontario, or as soon thereafter as is reasonably practicable.

Copies of the Interim Order and the notice of application for the Final Order are attached to this circular as Annex C.

Required Approvals

At the meeting, Thomson shareholders will be asked to vote on the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least 66 2/3% of the votes cast at the meeting by holders of Thomson common shares present in person or represented by proxy and entitled to vote at the meeting.

The Arrangement Resolution must be approved by the requisite majority of Thomson shareholders voting at the meeting in order for Thomson to seek the Final Order and implement the Thomson Arrangement in accordance with the Final Order. At the hearing for the Final Order, approval by the Ontario Court will be granted if the Ontario Court determines that the Thomson Arrangement meets the requirements of the Interim Order and the OBCA, that nothing has been done or purported to be done that is not authorized by the OBCA, and that the Thomson Arrangement is fair and reasonable. The Ontario Court may approve the Thomson Arrangement either as proposed or as amended in any manner the Ontario Court may direct, subject to compliance with those terms and conditions, if any, as the Ontario Court deems fit. The terms of the Thomson Arrangement permit Thomson not to proceed with the Thomson Arrangement in accordance with the terms of the Implementation Agreement notwithstanding the approval of the Thomson Arrangement by Thomson shareholders and the Ontario Court.

Thomson has concluded that the Transaction does not require "minority approval" under Ontario Securities Commission Rule 61-501 (and its successor Multilateral Instrument 61-101) given that, among other things, the Transaction treats all Thomson shareholders identically in financial and other terms and no related party of Thomson, including Woodbridge, is entitled to receive, directly or indirectly, a collateral benefit as a consequence of the Transaction.

Pursuant to the Implementation Agreement, Woodbridge has irrevocably committed to vote all of its Thomson common shares in favor of the Arrangement Resolution. As of February 22, 2008, Woodbridge beneficially owned an aggregate of 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Accordingly, the requisite shareholder approval of the Arrangement Resolution is assured.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Thomson plan of arrangement, which is set out (without exhibits) in Annex B to this circular. To give effect to the Thomson Arrangement, the Thomson Articles of Arrangement will be filed with the OBCA Director and a certificate of arrangement will be issued. Upon the Thomson Arrangement becoming effective, the following steps will occur and will be deemed to occur in the sequence and at the times set out in the Thomson Arrangement:

•
Thomson's name will be changed from "The Thomson Corporation" to "Thomson Reuters Corporation";

•
Thomson's articles of incorporation will be amended and restated in the form of the Thomson Reuters Corporation Articles;

•
Thomson's by-laws will be amended and restated in the form of the Thomson Reuters Corporation By-Laws;

•
each of the Equalization and Governance Agreement, the Cross-Guarantees, the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trust Deed and the Special Voting Share Agreement will be deemed to become

34  MANAGEMENT INFORMATION CIRCULAR

  effective and the rights and obligations of Thomson Reuters Corporation pursuant thereto will become binding on and enforceable against Thomson Reuters Corporation in accordance with its terms;

•
the Amended Deed of Mutual Covenant will be deemed to become effective and the rights and obligations of Thomson Reuters Corporation pursuant thereto will become binding on and enforceable against Thomson Reuters Corporation in accordance with its terms;

•
Thomson Reuters Corporation will issue the Reuters Founders Share to Reuters Founders Share Company;

•
Thomson Reuters Corporation will issue the Equalization Share to Thomson Reuters PLC; and

•
Thomson Reuters Corporation will issue its Special Voting Share to the Thomson Reuters Corporation Special Voting Share Trustee.

Right to Dissent

Under the provisions of the Interim Order, registered Thomson shareholders are entitled to dissent under section 185 of the OBCA by sending to Thomson a written objection to the Arrangement Resolution. In addition to any other right registered Thomson shareholders may have, when the Thomson Arrangement becomes effective, if registered Thomson shareholders have complied with the dissent procedure under section 185 of the OBCA, they will be entitled to be paid the fair value of the Thomson common shares held by them in respect of which they dissent, determined as of the close of business on the day before the Arrangement Resolution is adopted.

The dissent procedure provided in section 185 of the OBCA is summarized under "Dissenting Shareholders' Rights" and the text of section 185 of the OBCA is set forth in Annex D to this circular. Only registered Thomson shareholders are entitled to exercise the right to dissent. A registered Thomson shareholder who wishes to exercise its right to dissent should seek legal advice, as failure to comply with the strict requirements set out in section 185 of the OBCA may result in the loss or unavailability of the right to dissent. A registered shareholder may exercise its right to dissent only in respect of those Thomson common shares which are registered in its name.

Reuters Scheme

Reuters will implement the Transaction under the Reuters Scheme pursuant to section 425 of the UK Companies Act. The Reuters Scheme requires the approval of the English Court. Upon the Reuters Scheme becoming effective, the entire issued share capital of Reuters will be indirectly held by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).

Required Approvals

The Reuters Scheme will require the approval at the Reuters Court Meeting of a simple majority in number representing 75% in value of the Reuters shares held by those Reuters shareholders present and voting in person or by proxy. Implementation of the Reuters Scheme will also require approval by special resolution at the Reuters EGM to be held immediately after the Reuters Court Meeting. The approval required for the special resolution to be passed is a vote in favor of not less than 75% of the votes cast by Reuters shareholders present in person or represented by proxy at the Reuters EGM. The Reuters Scheme will also require the sanction of the English Court.

Reuters Scheme Mechanics

Under the Reuters Scheme, all of the issued and outstanding Reuters ordinary shares will be cancelled and Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Reuters ordinary shares will be issued to Thomson Reuters PLC and one of its subsidiaries by capitalization of the reserves arising from such cancellation, which will result in the entire issued share capital of Reuters being held indirectly by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters). The Founders Share in the capital of Reuters will be cancelled and Thomson Reuters PLC will issue a Reuters Founders Share in Thomson Reuters PLC to Reuters Founders Share Company. The Reuters Scheme will become effective upon the delivery to the Registrar of Companies in England and Wales of an office copy of the Reuters court order sanctioning the Reuters Scheme for registration and the minutes confirming the reduction of capital of Reuters in relation to the Reuters Scheme being registered by the Registrar of Companies in England and Wales.

Timing of the Transaction

As soon as practicable after all requisite shareholder and court approvals have been obtained and all other conditions to closing have been satisfied or waived, to the extent legally permitted, Thomson will file the Thomson Articles of Arrangement with the OBCA Director and Reuters will file the office copy of the Reuters court orders with the Registrar of Companies in England and Wales to give effect to the Transaction, following which the Thomson Reuters PLC ordinary shares will be admitted to listing on the Official List of the UKLA and to trading

35

on the LSE's main market for listed securities (the date of admission being referred to as the "Effective Date"). Thomson and Reuters expect the Effective Date will occur on or about April 17, 2008.

Accounting Treatment

Thomson will account for the Transaction using the purchase method of accounting under Canadian GAAP, which requires that one of the two companies in the Transaction be designated as the "acquiror" for accounting purposes. Based on a review of the applicable accounting rules, Thomson and Reuters have determined that Thomson is the "acquiror" for accounting purposes primarily because, on closing, shareholders of Thomson Reuters Corporation will collectively have economic and voting interests in Thomson Reuters of approximately 76% and Woodbridge will be the controlling shareholder of Thomson Reuters. In addition, Thomson was determined to be the "acquiror" for accounting purposes because Reuters shareholders are receiving a premium for their shares pursuant to the Transaction and based on an evaluation of other qualitative factors, including the relative sizes of Thomson and Reuters. Following completion of the Transaction, the consolidated financial statements of Thomson Reuters Corporation will account for Thomson Reuters PLC as a subsidiary.

Taxation of Thomson Reuters

Canadian Taxation

The following is a brief summary of the Canadian federal income tax considerations arising for Thomson Reuters as a result of the implementation of the Transaction. This summary is based on the current provisions of the Income Tax Act (Canada) (the "Tax Act (Canada)"), the regulations thereunder, all specific proposals to amend the Tax Act (Canada) or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this circular, Thomson's understanding of the current published administrative practices of the Canada Revenue Agency (the "CRA"), and an advance tax ruling received by Thomson from the CRA with respect to the treatment of dividends paid and received on the Thomson Reuters Corporation common shares.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this circular.

The general consequences of completion of the Transaction to Thomson under the Tax Act (Canada) may be summarized as follows.

•
It is intended that Thomson will remain resident in Canada for Canadian taxation purposes.

•
Thomson will remain a public company for purposes of the Tax Act (Canada).

•
The tax treatment to Thomson of dividends paid on its shares will be the same after the Transaction as it is currently.

•
The implementation of the DLC structure will not result in a change in the legal or beneficial ownership of Thomson's assets or the assets of its subsidiaries and, therefore, will not result in a taxable disposition of those assets.

•
Entering into the DLC Documents to implement the Transaction does not give rise to any taxable receipt of money, property or other consideration by Thomson from Reuters.

•
It is expected that upon completion of the Transaction, transactions between Thomson Reuters Corporation and Thomson Reuters PLC will be subject to Canadian transfer pricing tax laws which require transactions between non-arm's length persons to be treated as conducted on an arm's length basis with arm's length fees.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters Corporation and Thomson Reuters PLC intend to reorganize their assets following the Transaction. The restructuring would result in Reuters becoming a "controlled foreign affiliate" (as defined in the Tax Act (Canada)) of Thomson Reuters Corporation. It is not expected that the restructuring would have material adverse consequences under the Tax Act (Canada) for Thomson.

It is intended that Thomson Reuters PLC will not be resident in Canada for Canadian taxation purposes. Accordingly, the completion of the Transaction is not expected to give rise to any adverse tax consequences for Thomson Reuters PLC under the Tax Act (Canada).

UK Taxation

The following is a brief summary of certain UK tax considerations arising for Thomson Reuters as a result of the implementation of the Transaction and is based on current UK tax law and current practice of HM Revenue and Customs ("HMRC"). This summary is not exhaustive and does not take into account or anticipate any changes in law; nor does it take into account non-UK tax considerations.

The general consequences of the completion of the Transaction for Reuters and Thomson Reuters PLC may be summarized as follows.

36  MANAGEMENT INFORMATION CIRCULAR

•
It is intended that Thomson Reuters PLC will be resident in the UK for UK taxation purposes (and that Reuters will remain resident in the UK for UK taxation purposes).

•
The tax treatment of Thomson Reuters PLC for dividends paid on its shares will be the same as it is currently for Reuters.

•
The implementation of the DLC structure will not result in a change in the legal or beneficial ownership of Reuters assets or the assets of its subsidiaries and, therefore, will not result in a taxable disposition of those assets.

•
Entering into the DLC Documents to implement the Transaction does not give rise to any taxable receipt of money, property or other consideration by Reuters from Thomson.

•
It is expected that, upon completion of the Transaction, transactions between Thomson Reuters PLC and Thomson Reuters Corporation will be subject to UK transfer pricing tax laws which require transactions between associated persons to be treated as conducted on an arm's length basis with arm's length fees.

•
Reuters understands that HMRC has confirmed that Thomson Reuters PLC will not, as at the date of the completion of the Transaction, be treated as a "close company" for UK taxation purposes. Thomson Reuters PLC will, as at the date of completion of the Transaction, be a company to which section 704D of the UK Income and Corporation Taxes Act of 1988 applies or a "relevant company" for the purpose of section 691 of the UK Income Tax Act 2007. This is not expected to lead to any material tax costs for Reuters or Thomson Reuters PLC.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters Corporation and Thomson Reuters PLC intend to reorganize their assets following the Transaction. It is not expected that the restructuring would have material adverse UK taxation consequences for Reuters or Thomson Reuters PLC.

It is intended that Thomson Reuters Corporation will not be resident in the UK for UK taxation purposes. Accordingly, the completion of the Transaction is not expected to give rise to any adverse tax consequences for Thomson Reuters Corporation under UK tax laws.

Ongoing Reporting Obligations

Following the Transaction, Thomson Reuters Corporation will continue to be a reporting issuer (or have equivalent status) in each of the Canadian provinces and will continue to be subject to continuous disclosure obligations under the securities legislation of each province. It will also continue to be subject to the information requirements of the U.S. Exchange Act and, accordingly, will file reports and other information with the SEC. Thomson Reuters PLC will have its primary listing on the Official List of the UKLA and will be subject to the Listing Rules and the Disclosure and Transparency Rules applicable to companies with a primary listing on the LSE. Similar to Thomson Reuters Corporation, Thomson Reuters PLC will be subject to the information requirements of the U.S. Exchange Act. To the extent permitted under applicable laws, Thomson Reuters Corporation and Thomson Reuters PLC will file all disclosure documents and any reports, statements or other information with the Canadian securities regulators, the UK Financial Services Authority and the SEC on a joint basis.

The primary financial statements for Thomson Reuters shareholders will be the consolidated financial statements of Thomson Reuters Corporation. Those statements, which will account for Thomson Reuters PLC as a subsidiary, will be presented in accordance with Canadian GAAP and will include a voluntary reconciliation to IFRS and a reconciliation to U.S. GAAP until no longer required by the SEC. Management of Thomson Reuters intends to present Thomson Reuters' financial statements in accordance with IFRS as soon as permitted by regulatory authorities in Canada. Thomson Reuters' financial statements will be presented in U.S. dollars.

To comply with European Union and UK regulatory and filing requirements, Thomson Reuters PLC will also publish its own consolidated financial statements (excluding Thomson Reuters Corporation and its subsidiaries) prepared in accordance with IFRS and presented in British pounds sterling or U.S. dollars.

Stock Exchange Listings and Index Participation

Thomson Reuters Corporation and Thomson Reuters PLC will maintain separate stock exchange listings. Thomson Reuters Corporation common shares will continue to be listed on the TSX and the NYSE and the Series II Preference Shares will continue to be listed on the TSX. Application will be made to the UKLA and to the LSE, respectively, for the entire ordinary share capital of Thomson Reuters PLC, issued and to be issued, to be admitted to the Official List of the UKLA and to trading on the LSE's main market for listed securities. It is currently expected that admission of the Thomson Reuters PLC ordinary shares to the Official List of the UKLA and to trading on the LSE's main market for listed securities will become effective and that unconditional trading will commence in the Thomson Reuters PLC ordinary shares at 8:00 a.m. (London time) on April 17, 2008. Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of its American Depositary Shares ("ADSs"), each representing six Thomson Reuters PLC ordinary shares, on the Nasdaq Global Select Market.

It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices and Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.

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Financing

Reuters shareholders will receive aggregate cash consideration of approximately £4.5 billion (or approximately $8.8 billion based on the exchange rate of $1.9668:£1.00 on February 22, 2008) under the Reuters Scheme.

Thomson plans to fund this cash consideration using proceeds from the sale of its Thomson Learning businesses as well as borrowings under a credit facility (the "Acquisition Facility") provided by a syndicate of banks (see "Information Concerning Thomson – Material Contracts"). Thomson completed the sale of various Thomson Learning businesses through three independent processes in 2007 for gross proceeds of approximately $8.2 billion. In accordance with the terms of the Acquisition Facility, Thomson has been holding certain of these sale proceeds pending completion of the Transaction.

Thomson may only draw down amounts under the Acquisition Facility to finance the Transaction, to refinance any existing debt of Reuters following completion of the Transaction and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of February 22, 2008, the Acquisition Facility was undrawn.

On the Effective Date, it is expected that Thomson Reuters will have committed borrowing facilities totaling approximately $7.4 billion (or approximately £3.8 billion based on the £/$ exchange rate on February 22, 2008). Included in this total is the Acquisition Facility of £2.5 billion (or approximately $4.9 billion based on the £/$ exchange rate on February 22, 2008) which is expected to expire on May 21, 2009. Current business plans for Thomson Reuters indicate that additional borrowing capacity will be required to meet Thomson Reuters' financing needs when the Acquisition Facility expires. Thomson is confident that additional committed borrowing facilities or other types of financing, as may be required, will be secured prior to the expiry of the Acquisition Facility.

Thomson's financial advisors have confirmed that they are satisfied that the necessary cash resources are available to Thomson to enable it to satisfy in full the cash consideration payable under the Transaction.

Transaction Expenses

Thomson and Reuters anticipate that the aggregate amount of their respective fees, costs and expenses in connection with the Transaction, including financial advisors' fees, legal and accounting fees, consulting fees, filing fees and printing and mailing costs, will be approximately $240 million, with each company anticipating approximately $120 million of expenses. Thomson expects that it will capitalize its costs as part of the total cost to acquire Reuters. Reuters will reflect its costs through results of operations as they are incurred.

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THE DUAL LISTED COMPANY STRUCTURE

Overview

Under the DLC structure, Thomson Reuters will have two parent companies, both of which will be publicly listed – The Thomson Corporation, renamed as Thomson Reuters Corporation, and Thomson Reuters PLC, a new UK company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Key features of the DLC structure include the following:

•
Thomson Reuters Corporation and Thomson Reuters PLC will remain separate publicly listed companies;

•
the boards of directors of the two companies will comprise the same individuals, as will the companies' executive management;

•
shareholders of the two companies will ordinarily vote together as a single decision-making body, including in the election of directors;

•
shareholders of the two companies will receive equivalent cash dividends and capital distributions;

•
each company will guarantee all contractual obligations of the other company and other obligations as agreed; and

•
a take-over bid or similar transaction will be required to be made for shares of both companies on an equivalent basis.

Structures similar to the DLC structure have been successfully implemented by a number of other major international groups, including BHP Billiton, Rio Tinto, Unilever and Carnival.

39

The following simplified diagrams illustrate the current structures of Thomson and Reuters and the anticipated structure of Thomson Reuters following the Transaction.

Current Thomson and Reuters Structures

Notes:

1
Includes Woodbridge, which as of February 22, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2
In addition to common shares, Thomson had 6,000,000 Series II Preference Shares issued and outstanding as of February 22, 2008.

3
Includes ADSs, each of which represents six Reuters ordinary shares.

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Anticipated Thomson Reuters Structure

Notes:

1
Includes Woodbridge, which as of February 22, 2008 beneficially owned approximately 70% of the outstanding Thomson common shares.

2
Thomson Reuters Corporation will continue to have 6,000,000 Series II Preference Shares issued and outstanding following the Transaction. No changes are being made to the terms of those shares in connection with the Transaction.

3
Includes ADSs, each of which will represent six Thomson Reuters PLC ordinary shares.

4
Reuters Group Limited will be an indirect wholly-owned subsidiary of Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).

5
Reflects the initial asset reorganization that Thomson Reuters Corporation and Thomson Reuters PLC intend to implement following the Transaction. Thomson Reuters Corporation and Thomson Reuters PLC may carry out other reorganizations of their assets from time to time. See "The Dual Listed Company Structure – Key Features of the DLC Structure".

Key Features of the DLC Structure

Below is a description of the key features of the DLC structure. Detailed information about the arrangements giving effect to the DLC structure is contained under "Summaries of Transaction Documents".

Separate Entities and Listings

Under the DLC structure, Thomson Reuters Corporation and Thomson Reuters PLC will operate as a unified group.

Thomson Reuters Corporation and Thomson Reuters PLC will remain separate publicly listed companies. Thomson shareholders will continue to hold their existing shares of Thomson, renamed as Thomson Reuters Corporation. Under the Reuters Scheme, Reuters shareholders will exchange their Reuters ordinary shares for ordinary shares of Thomson Reuters PLC and cash.

41

Thomson Reuters Corporation common shares will continue to be listed on the TSX and the NYSE and its Series II Preference Shares will continue to be listed on the TSX. Application will be made to the UKLA and to the LSE, respectively, for the entire ordinary share capital of Thomson Reuters PLC, issued and to be issued, to be admitted to the Official List of the UKLA and to trading on the LSE's main market for listed securities. It is currently expected that admission of the Thomson Reuters PLC ordinary shares to the Official List of the UKLA and to trading on the LSE's main market for listed securities will become effective and that unconditional trading will commence in the Thomson Reuters PLC ordinary shares at 8:00 a.m. (London time) on April 17, 2008. Thomson Reuters PLC has provided notification to Nasdaq of the substitution listing of its ADSs on the Nasdaq Global Select Market.

It is expected that Thomson Reuters Corporation will remain eligible for inclusion in the S&P/TSX series of indices and Thomson Reuters PLC will be eligible for inclusion in the FTSE UK series of indices.

Unified Board and Management

The boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC will comprise the same individuals, as will the companies' executive management. The two companies will pursue business objectives established by the Thomson Reuters board and management, who will evaluate these strategies and other operational decisions from the perspective of Thomson Reuters as a whole. In addition to their normal fiduciary duties to the company concerned, the directors of each company will have regard to the best interests of the other company and its shareholders.

For details of the initial membership of the Thomson Reuters board and management, see "Management and Governance of Thomson Reuters". Resolutions relating to the appointment, election, re-election or removal of any director will be voted upon by shareholders of Thomson Reuters Corporation and Thomson Reuters PLC as Joint Electorate Actions. See "Equalization of Economic and Voting Interests" below.

The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Assets of Thomson Reuters will be owned, directly or indirectly, by whichever of Thomson Reuters Corporation or Thomson Reuters PLC is determined to be most efficient and appropriate under the then prevailing circumstances. Thomson Reuters' assets may accordingly be owned, directly or indirectly, from time to time by Thomson Reuters Corporation or Thomson Reuters PLC or by the two companies. Under the DLC structure, transfers of assets within Thomson Reuters may be made from time to time. Such transfers will be considered to be in the ordinary course of business and may be made without the approval of shareholders.

In order to facilitate the ongoing efficient cash management and operation of the Thomson Reuters business, Thomson Reuters Corporation and Thomson Reuters PLC intend to implement an initial, substantial reorganization of their assets following the Transaction. This reorganization would include subsidiaries of Thomson Reuters Corporation transferring certain of their assets to subsidiaries of Thomson Reuters PLC and subsidiaries of Thomson Reuters Corporation acquiring debt and minority share interests in certain subsidiaries of Thomson Reuters PLC. In addition, subsidiaries of Thomson Reuters PLC would transfer certain of their assets to subsidiaries of Thomson Reuters Corporation and subsidiaries of Thomson Reuters PLC would acquire debt and/or a minority share interest in certain subsidiaries of Thomson Reuters Corporation.

Equalization of Economic and Voting Interests

  Equalization Principles

The Equalization and Governance Agreement requires that Thomson Reuters Corporation and Thomson Reuters PLC observe certain principles to ensure that the economic and voting rights of holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares are equivalent. These principles are briefly described below. See also "Summaries of Transaction Documents – Equalization and Governance Agreement".

A ratio (the "Equalization Ratio") will determine the economic and voting interests represented by a Thomson Reuters PLC ordinary share relative to the economic and voting interests of a Thomson Reuters Corporation common share and underpin the relationship of the two companies. Initially, the Equalization Ratio will be 1:1 and, as a result, one Thomson Reuters PLC ordinary share will have equivalent rights to distributions of income and capital and voting rights as one Thomson Reuters Corporation common share.

  Dividends and Distributions

If Thomson Reuters Corporation declares or pays a cash dividend to holders of its common shares, then Thomson Reuters PLC must declare or pay to holders of its ordinary shares a cash dividend in an equivalent amount per share. The equivalent cash dividend will be calculated before deduction of any withholding taxes or tax payable by or on behalf of, and disregarding any tax benefit available to, a shareholder of Thomson Reuters.

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Thomson Reuters PLC may not declare or pay a cash dividend unless Thomson Reuters Corporation first declares or pays a cash dividend. If Thomson Reuters PLC is prohibited by applicable laws from declaring or paying or is otherwise unable to declare or pay the equivalent cash dividend, Thomson Reuters Corporation and Thomson Reuters PLC will, as far as practicable, enter into such transactions as are necessary so as to enable Thomson Reuters PLC to pay such dividend.

Thomson Reuters Corporation will issue the Equalization Share to Thomson Reuters PLC. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the board of directors of Thomson Reuters Corporation determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.

  Matching Actions

If Thomson Reuters Corporation takes any action, other than a cash dividend, that would provide a holder of a Thomson Reuters Corporation common share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a holder of a Thomson Reuters PLC ordinary share relative to a holder of a Thomson Reuters Corporation common share, then:

•
Thomson Reuters PLC must undertake a Matching Action to ensure that the economic benefits and voting rights of a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio; or

•
an appropriate adjustment to the Equalization Ratio must be made, to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share, unless the Thomson Reuters board determines that the benefit to holders of Thomson Reuters Corporation common shares is de minimis or the costs of doing so would be disproportionate to the benefits that would be realized by holders of Thomson Reuters PLC ordinary shares. The Thomson Reuters board is required to take into account the effect of all prior unadjusted actions in deciding whether a Matching Action or an adjustment to the Equalization Ratio is appropriate and if any adjustment is made it must take into account all such prior unadjusted actions.

Thomson Reuters PLC may not make any distribution of capital or income or take any other action that would provide a holder of a Thomson Reuters PLC ordinary share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which would otherwise disadvantage a holder of a Thomson Reuters Corporation common share relative to a holder of a Thomson Reuters PLC ordinary share other than as a Matching Action.

  Cross-Guarantees

Thomson Reuters Corporation and Thomson Reuters PLC will each guarantee all contractual obligations of the other company, and those of other parties to the extent they are guaranteed by the other company, and other obligations as agreed. Thomson Reuters PLC will guarantee all contractual obligations of Reuters existing as of the Effective Date and, as a result, those obligations will be covered by Thomson Reuters Corporation's guarantee of Thomson Reuters PLC's obligations.

Creditors of Thomson Reuters Corporation and Thomson Reuters PLC entitled to the benefit of the guarantees will, to the extent possible, be placed in the same position as if the obligations were owed by Thomson Reuters. In light of these guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC will be exposed to the credit risk of the other. Accordingly, it is anticipated that both companies will share the same credit rating.

See "Summaries of Transaction Documents – Cross-Guarantees".

  Insolvency

In the event that Thomson Reuters PLC is, or is likely to become, insolvent, Thomson Reuters Corporation must seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC ordinary shares relative to the economic returns available to a holder of Thomson Reuters Corporation common shares are in due proportion having regard to the Equalization Ratio ("Economic Equivalence").

In that event, Thomson Reuters Corporation will have the right either to offer Thomson Reuters Corporation common shares to holders of Thomson Reuters PLC ordinary shares pro rata to their holdings of Thomson Reuters PLC ordinary shares in consideration for such Thomson Reuters PLC ordinary shares, or to make a payment to holders of Thomson Reuters PLC ordinary shares, in either case, in such amount and in such proportion to ensure that Economic Equivalence is achieved. If Thomson Reuters Corporation does not exercise this right, Thomson

43

Reuters Corporation must make payments to the creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved.

If both Thomson Reuters Corporation and Thomson Reuters PLC are insolvent, and if Thomson Reuters Corporation has surplus assets available for distribution to Thomson Reuters Corporation shareholders after the payment of all debts, then Thomson Reuters Corporation will pay to the holders of Thomson Reuters PLC ordinary shares a liquidation distribution which is equivalent on a per share basis in accordance with the Equalization Ratio.

  Support Arrangements

Although Thomson Reuters Corporation is obligated to support Thomson Reuters PLC with respect to dividends and other cash distributions and in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters PLC does not have any reciprocal obligations in favor of Thomson Reuters Corporation. These arrangements have been structured to avoid adverse Canadian income tax treatment of dividends paid and received on the Thomson Reuters Corporation common shares. Thomson and Reuters do not consider these arrangements to be material to holders of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

The dividend policy of the Thomson Reuters board will provide that dividends will be declared from the perspective of Thomson Reuters taken as a whole. Thomson and Reuters do not believe that Thomson Reuters Corporation's support obligation will affect in any way the dividends or other cash distributions available to holders of either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

The Cross-Guarantees, which apply to all contractual obligations, including indebtedness, of Thomson Reuters Corporation and Thomson Reuters PLC, will expose each company to the credit risk of the other. Accordingly, Thomson and Reuters believe that, in the event of insolvency, the insolvency would affect Thomson Reuters as a whole rather than either Thomson Reuters Corporation or Thomson Reuters PLC alone.

  Voting Arrangements

Shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body, including in the election of directors.

Joint Electorate Actions.  On all matters other than those which constitute Class Rights Actions or Procedural Resolutions, all Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders will vote together as a single decision-making body. These matters, called "Joint Electorate Actions", include:

•
the appointment, election, re-election or removal of any director of Thomson Reuters Corporation or Thomson Reuters PLC;

•
to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters Corporation or Thomson Reuters PLC, or financial statements or accounts prepared on a consolidated basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•
a change of name of Thomson Reuters Corporation or Thomson Reuters PLC; and

•
the appointment or removal of the auditors of Thomson Reuters Corporation or Thomson Reuters PLC.

Class Rights Actions.  On specified matters where the interests of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders may diverge, the shareholders of each company will vote separately. These matters, called "Class Rights Actions", are as follows:

•
the voluntary liquidation of either company;

•
any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•
any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreements or the Cross-Guarantees, other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters board;

•
any amendment to, removal or alteration of the effect of (which will include the ratification of any breach of) any of the Thomson Reuters Corporation Entrenched Provisions or the Thomson Reuters PLC Entrenched Provisions;

•
a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on

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  the Official List of the UKLA (unless such change occurs in connection with a termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•
any other action or matter the Thomson Reuters board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

•
any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.

Matters that are Class Rights Actions may not be implemented unless they have been approved by the requisite majority of the votes cast by the Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders voting separately.

Procedural Resolutions.  Procedural or technical resolutions do not constitute either Joint Electorate Actions or Class Rights Actions and will be voted on separately by the relevant Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders. Such "Procedural Resolutions" include any resolution:

•
that certain people be allowed to attend or be excluded from attending a meeting;

•
that discussion be closed and a question put to a vote (provided no amendments have been raised);

•
that a question under discussion not be put to a vote;

•
to proceed with matters in an order other than that set out in the notice of a meeting;

•
to adjourn a debate (for example, to a subsequent meeting); and

•
to adjourn a meeting.

  Special Voting Shares

To effect the voting arrangements described above, the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles will each provide for the issuance of a Special Voting Share. Two new special voting trusts, Thomson Reuters Corporation Special Voting Share Trust and Thomson Reuters PLC Special Voting Share Trust, will be formed for the sole purpose of holding these Special Voting Shares.

Thomson Reuters Corporation will issue a Special Voting Share to the Thomson Reuters Corporation Special Voting Share Trustee, which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters Corporation shareholders' meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters PLC shareholders' meeting. Thomson Reuters PLC will issue a similar Special Voting Share to the Thomson Reuters PLC Special Voting Share Trustee, which will exercise the voting rights attached to that Special Voting Share at Thomson Reuters PLC shareholders' meetings so as to give effect to the voting results recorded at the parallel Thomson Reuters Corporation shareholders' meeting.

On Joint Electorate Actions, the Thomson Reuters Corporation Special Voting Share will carry the number of votes cast at the parallel meeting of Thomson Reuters PLC shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number) and the Thomson Reuters PLC Special Voting Share will carry the number of votes cast at the parallel meeting of Thomson Reuters Corporation shareholders (as adjusted by the Equalization Ratio and rounded up to the nearest whole number).

On Class Rights Actions, the Special Voting Shares will carry voting rights only if the proposed action has not been approved at the parallel meeting of the Thomson Reuters PLC shareholders or Thomson Reuters Corporation shareholders, as the case may be. In that event, the Special Voting Shares will carry such number of votes in respect of the proposed action as would be sufficient to defeat it. These voting rights reflect the requirement that Class Rights Actions be approved by the shareholders of each of Thomson Reuters Corporation and Thomson Reuters PLC voting separately.

Neither Special Voting Share will carry any voting rights on Procedural Resolutions. Procedural Resolutions will be determined by the relevant company's shareholders.

See "Summaries of Transaction Documents – Thomson Reuters Corporation Articles" and "Summaries of Transaction Documents – Special Voting Share Agreements".

  Equivalent Treatment in Relation to Take-Overs

Thomson and Reuters believe that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for those shares. Accordingly, neither Thomson Reuters Corporation nor Thomson Reuters PLC may accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares unless such take-over bid or similar transaction constitutes a Qualifying Take-Over Bid.

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A Qualifying Take-Over Bid means an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares which are made in compliance with applicable laws, and which:

•
are made to all holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;

•
are undertaken with respect to the Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at or about the same time; and

•
are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters Corporation common shares, on the one hand, and the holders of Thomson Reuters PLC ordinary shares, on the other hand, including with respect to:

–
the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);

–
the information provided to such holders;

–
the time available to such holders to consider such offers; and

–
the conditions to which the offers are subject.

If at any time a party offers to acquire or acquires one or more Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares and, after giving effect to such acquisition, such party: (i) would beneficially own or beneficially owns Thomson Reuters Corporation common shares in an amount equal to 20% or more of the outstanding Thomson Reuters Corporation common shares; (ii) would have an interest in or be interested in 30% or more of the outstanding Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters PLC ordinary shares in which persons acting in concert are interested); or (iii) would have an interest in or be interested in such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the holder of the Thomson Reuters Corporation Special Voting Share and the holder of the Thomson Reuters PLC Special Voting Share), such offer or acquisition being a "Triggering Event", Thomson Reuters Corporation and Thomson Reuters PLC must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters board, necessary or appropriate to procure that such party make a Qualifying Take-Over Bid, including adopting a shareholder rights plan and/or requesting that governmental agencies prohibit or otherwise prevent such offer or acquisition, unless:

•
either prior to or simultaneously with the Triggering Event, such party makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•
the Triggering Event was an offer to acquire, or an acquisition of, outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares made pursuant to an exemption from the take-over bid provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.

Acquisitions of Thomson Reuters PLC ordinary shares or Thomson Reuters Corporation common shares by either Thomson Reuters Corporation or Thomson Reuters PLC or any of their respective subsidiaries do not constitute Triggering Events.

Woodbridge has agreed that it will not tender any Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares held by it from time to time to, or otherwise support, a take-over bid or similar transaction made by a party in respect of whom a Triggering Event has occurred unless that transaction is made pursuant to or in accordance with a Qualifying Take-Over Bid by such party and that it will not sell or otherwise transfer any such shares or otherwise support the sale or transfer of any such shares to a party if the transaction would result in the occurrence of a Triggering Event unless the sale or transfer is made pursuant to or in accordance with a Qualifying Take-Over Bid by such party or the transaction is made on an exempt basis, as described above.

The take-over bid provisions included in the DLC structure differ from those included in the dual listed company structures implemented by other major international groups due to differences between Ontario and UK law. Thomson and Reuters nevertheless believe that these provisions adequately and appropriately protect the interests of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC and afford the necessary means to enforce the principle of equivalent treatment in relation to take-over bids and similar transactions.

Any shareholder of Thomson Reuters Corporation or Thomson Reuters PLC will have status to apply to the Ontario Court for certain remedies under the OBCA if the companies fail to take the requisite action to enforce the take-over bid provisions. Where a party makes a take-over bid or similar transaction for shares of one company and fails to make an equivalent bid for shares of the other company a shareholder of Thomson Reuters PLC or Thomson Reuters Corporation will have the right (if the Ontario Court exercises its discretion to grant the remedy) to cause Thomson Reuters Corporation to take the requisite action to procure an equivalent bid (including, for example, by applying to

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regulatory authorities and courts to prevent the party from proceeding with its take-over bid or similar transaction or by implementing a shareholders rights plan). Certain remedies may also be available to a shareholder of Thomson Reuters Corporation or Thomson Reuters PLC under the UK Companies Act, although they may be more limited. In addition, Thomson and Reuters believe that regulatory authorities and courts should support Thomson Reuters Corporation and Thomson Reuters PLC in enforcing the take-over bid provisions since, among other things, the equivalent treatment principle is fundamental to the DLC structure.

See "Summaries of Transaction Documents – Equalization and Governance Agreement" and "Summaries of Transaction Documents – Thomson Reuters Corporation Articles".

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REUTERS TRUST PRINCIPLES AND REUTERS FOUNDERS SHARE COMPANY

Reuters Trust Principles

Independence, integrity and freedom from bias in the gathering and dissemination of information and news are fundamental to Reuters. Reflecting this, Reuters is now party to a deed of mutual covenant (the "Deed of Mutual Covenant") originally made on May 9, 1984 with, among other parties, Reuters Founders Share Company and English, Australian and New Zealand press associations (the "Press Associations"). Under the Deed of Mutual Covenant, each of Reuters and Reuters Founders Share Company has covenanted with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles, which include the preservation of integrity, reliability of news, development of the news business and related principles, are complied with.

The Reuters Articles also contain various provisions that are intended to safeguard the Reuters Trust Principles. One such provision applies to persons that become "interested" in 15% or more of the Reuters shares outstanding at any time (excluding any shares held by Reuters as treasury shares). The term "interested" is defined in the Reuters Articles by reference to provisions of the UK Companies Act which require persons to disclose to public companies direct or indirect interests in voting shares in excess of a prescribed percentage. Under the Reuters Articles, all shares held by a person who reaches the 15% limit are disenfranchised and the shares exceeding the 15% limit must be disposed of, subject to certain exceptions.

In addition, Reuters' share capital includes the Founders Share which is held by Reuters Founders Share Company. The Founders Share empowers Reuters Founders Share Company to cast such number of votes as will pass any resolution supported by, and defeat any resolution opposed by, Reuters Founders Share Company if it believes that any person or persons have obtained, or are seeking to obtain, control of Reuters. Control for these purposes is defined as the ability to control the exercise of 30% or more of the votes that may be cast on a poll at general meetings of Reuters (disregarding the rights of Reuters Founders Share Company and disregarding any suspension of the voting rights of any shares).

Reuters Founders Share Company

Reuters Founders Share Company was established in 1984 when Reuters became a public company. The members (who are also the directors) are known as the "Reuters Trustees", and have a duty to endeavor to ensure, insofar as they are able to do so by the proper exercise of the powers from time to time vested in them, that the Reuters Trust Principles are complied with. The Reuters Trustees are nominated by a nomination committee which includes certain serving Reuters Trustees, one person nominated by each of the Press Associations, two people appointed by the Chairman of Reuters and two people appointed after consultation with the European Court of Human Rights. A Reuters Trustee may not be a director or employee of Reuters. The current Reuters Trustees are as follows.

Reuters Trustee since

Leonard Berkowitz	1998

The Honourable Mrs. Anson Chan, GBM, CBE, JP	2002

Sir Michael Checkland	1994

Bertrand Collomb	2004

Jiri Dienstbier	2005

Uffe Ellemann-Jensen	2001

John Fairfax, AM	2005

Pehr Gyllenhammar (Chairman)	1997

Alejandro Junco de la Vega	2006

Joseph Lelyveld	2004

Sir Christopher Mallaby, GCMG, GCVO	1998

Mammen Mathew	2002

John McArthur	2001

The Right Hon. Baroness Noakes, DBE	1998

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Sir William Purves, CBE, DSO	1998

Jaako Rauramo	1999

Dr. Sachio Semmoto	2007

Dr. Mark Wössner	2001

The Reuters Trustees are appointed for an initial term of five years and must retire on December 31 following the fifth anniversary of appointment or reappointment. A retiring Reuters Trustee is eligible for reappointment for a further term of five years, subject to a maximum term of 15 years.

Effect of the Transaction

As a result of the Deed of Mutual Covenant and certain provisions in the Reuters Articles, Thomson and Reuters were required, in order to proceed with the Transaction, to seek the support of Reuters Founders Share Company. On May 15, 2007, Reuters Founders Share Company resolved to support the Transaction, subject to the implementation of specified terms by Thomson, Reuters and Woodbridge. The principal terms are set out below.

Thomson Reuters Corporation and Thomson Reuters PLC will become parties to the Amended Deed of Mutual Covenant. Under the Amended Deed of Mutual Covenant, each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company will covenant with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles will be complied with in relation to Thomson Reuters. Those principles are:

•
that Thomson Reuters shall at no time pass into the hands of any one interest, group or faction;

•
that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

•
that Thomson Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Thomson Reuters has or may have contracts;

•
that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

•
that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

The Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles will include provisions to safeguard the Reuters Trust Principles on a basis that, giving effect to the Transaction, correspond to the principal protections currently contained in the Reuters Articles.

Thomson Reuters Corporation will issue to Reuters Founders Share Company a Reuters Founders Share, which will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation threaten the Reuters Trust Principles. The Reuters Founders Share in Thomson Reuters Corporation will entitle Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters Corporation Articles as an "Acquiring Person"), other than one that has been approved by Reuters Founders Share Company (an "Approved Person") or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15% or more of the outstanding voting shares of Thomson Reuters Corporation or has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of such outstanding voting shares. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.

Thomson Reuters PLC will issue to Reuters Founders Share Company a Reuters Founders Share, which will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters PLC threaten the Reuters Trust Principles. The Reuters Founders Share in Thomson Reuters PLC will entitle Reuters Founders Share Company to vote in circumstances where a party (defined in the Thomson Reuters PLC Articles as an "Acquiring Person"), other than an Approved Person or an entity within Thomson Reuters, has become or becomes "interested" in 15% or more of the outstanding voting shares of Thomson Reuters PLC or has obtained or is attempting to obtain the ability to control the exercise of 30% or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC. In general, votes cast by Reuters Founders Share Company, alone or in combination with votes cast by Approved Persons, will be sufficient either to negate the voting power of the Acquiring Person or to constitute the requisite majority voting power.

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Woodbridge, which will be the controlling shareholder of Thomson Reuters, has agreed to enter into the Reuters Trust Principles Support Agreement, which will provide for Woodbridge to support the Reuters Trust Principles and to exercise its voting rights to give effect to this support. In addition, the Reuters Trust Principles Support Agreement will provide for Reuters Founders Share Company irrevocably to designate Woodbridge as an Approved Person for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

Reuters Founders Share Company has confirmed that the specified terms of its support for the Transaction have been implemented, or as of the Effective Date will be implemented, to its satisfaction. In addition, Reuters Founders Share Company, as holder of the Founders Share in Reuters, has given its irrevocable consent to, and has irrevocably agreed to be bound by, the Reuters Scheme and has undertaken not to exercise any voting rights attached to the Founders Share to defeat the resolutions to approve the Reuters Scheme or the resolutions to be proposed at the Reuters EGM.

The following is an overview of the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement and those provisions of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles that are intended to safeguard the Reuters Trust Principles.

Amended Deed of Mutual Covenant

•
Each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company covenants with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles are complied with.

•
The Thomson Reuters board will have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees insofar as, by the proper exercise of its powers and in accordance with the other duties of directors, those principles are capable of being observed by the Thomson Reuters board.

•
Thomson Reuters Corporation and Thomson Reuters PLC will have an office of editor-in-chief of the news services of Thomson Reuters and will provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters board prior to appointing an individual to, or removing an individual from, such office.

•
Thomson Reuters Corporation and Thomson Reuters PLC will keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

•
Reuters Founders Share Company will keep Thomson Reuters Corporation and Thomson Reuters PLC informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.

Thomson Reuters Corporation Articles

•
One Reuters Founders Share will be created and issued to Reuters Founders Share Company.

•
As holder of the Reuters Founders Share, Reuters Founders Share Company will be entitled to receive notice of all meetings of shareholders and will be entitled to attend and speak at any such meeting. It will be entitled to vote separately as a class in respect of a resolution pertaining to any matter for which its prior written consent is required.

•
The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•
Without the prior written consent of Reuters Founders Share Company, Thomson Reuters Corporation may not take certain fundamental corporate actions, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganization (other than an internal reorganization involving entities within Thomson Reuters), amalgamating with unaffiliated entities and removing or altering certain provisions in the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws relating to Reuters Founders Share Company and the Reuters Founders Share.

•
If any party, other than an Approved Person or an entity within Thomson Reuters, has become or becomes the beneficial owner of 15% or more of the outstanding voting shares of Thomson Reuters Corporation, the Reuters Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters Corporation Special Voting Share Trustee and holders of voting shares of Thomson Reuters Corporation (aside from such party), in each case multiplied by one hundred.

•
If any party, other than an Approved Person or an entity within Thomson Reuters, becomes or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, the Reuters Founders Share will carry the following voting rights in respect of Joint Electorate Actions, or Class Rights Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters PLC shareholders: (i) if there are no Approved Persons or Approved Persons beneficially own

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  shares to which are attached not more than 35% of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons beneficially own shares to which are attached more than 35% but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares beneficially owned by such party plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares beneficially owned by Approved Persons and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•
Reuters Founders Share Company will have the right to requisition a meeting of Thomson Reuters Corporation shareholders.

•
For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Thomson Reuters Corporation board of directors may invite the Reuters Trustees to attend meetings of the Thomson Reuters Corporation board of directors and to confer with the Thomson Reuters Corporation board of directors. Reuters Founders Share Company will make representations to the Thomson Reuters Corporation board of directors on matters of general interest to Thomson Reuters Corporation and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters Corporation board of directors.

•
The directors of Thomson Reuters Corporation will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.

Thomson Reuters PLC Articles

•
One Reuters Founders Share will be created and issued to Reuters Founders Share Company.

•
As holder of the Reuters Founders Share, Reuters Founders Share Company will be entitled to receive notice of all meetings of shareholders and will be entitled to attend and speak at any such meeting. It will be entitled to vote separately as a class in respect of a resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required.

•
The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company.

•
Without the prior written consent of Reuters Founders Share Company, Thomson Reuters PLC may not take certain fundamental corporate actions, including liquidation or winding-up, paying dividends in kind, effecting a reconstruction and amending, removing or altering certain provisions in the Thomson Reuters PLC Articles relating to Reuters Founders Share Company and the Reuters Founders Share.

•
If any party, other than an Approved Person or an entity within Thomson Reuters, becomes interested in 15% or more of the outstanding voting shares of Thomson Reuters PLC, the Reuters Founders Share will carry voting rights that allow it to negate the voting power of such party by casting the same number of votes as are cast, and in the same manner as such votes are cast (for, against, withheld or abstain), by the Thomson Reuters PLC Special Voting Share Trustee and holders of voting shares of Thomson Reuters PLC (aside from such party), in each case multiplied by one hundred.

•
If any party, other than an Approved Person or an entity within Thomson Reuters, has obtained or is attempting to obtain the ability to control the exercise of 30% or more of the voting rights ordinarily exercisable at meetings of shareholders of Thomson Reuters PLC, the Reuters Founders Share will carry the following voting rights in respect of Joint Electorate Actions or Class Rights Actions if the proposed action has been approved at the parallel meeting of the Thomson Reuters Corporation shareholders: (i) if there are no Approved Persons or Approved Persons are interested in shares to which are attached not more than 35% of the votes entitled to be cast on the proposed resolution, the right to cast a sufficient number of votes to approve or defeat such resolution; (ii) if Approved Persons are interested in shares to which are attached more than 35% but less than the requisite majority of the votes entitled to be cast on such resolution, the right to cast the greater of (x) a number of votes equal to the number of votes attached to voting shares in which such party is interested plus one and (y) a number of votes sufficient to constitute the requisite majority of votes entitled to be cast on such resolution, in combination with votes attached to all voting shares in which Approved Persons are interested and cast in accordance with the Relevant Terms of Approval; or (iii) if Approved Persons are interested in, and cast in accordance with the Relevant Terms of Approval the votes attached to, voting shares to which are attached the requisite majority of the voting shares entitled to be cast on such resolution, no right to cast any vote.

•
Reuters Founders Share Company will have the right to requisition a meeting of Thomson Reuters PLC shareholders.

•
For so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, the Thomson Reuters PLC board of directors may invite the Reuters Trustees to attend meetings of the Thomson Reuters PLC board of directors and to confer with the Thomson Reuters PLC board of directors. Reuters Founders Share Company will make representations to the Thomson Reuters PLC board of directors on matters of general interest to Thomson Reuters PLC and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters PLC board of directors.

51

•
The directors of Thomson Reuters PLC will, in the performance of their duties, have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.

Reuters Trust Principles Support Agreement

•
Reuters Founders Share Company will designate Woodbridge as an Approved Person for the purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. This designation will be irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

•
Woodbridge will vote its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC in a manner consistent with the Reuters Trust Principles.

•
Woodbridge will give Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge will use its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but will, in any event, give such notice to Reuters Founders Share Company not less than ten days prior to the date of the applicable shareholders' meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable. All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholders' meetings will be brought to the attention of the President of Woodbridge and the Chairman of Reuters Founders Share Company, who will try to resolve the disagreement or dispute, failing which the disagreement or dispute will be submitted to final and binding arbitration. Where a shareholders' meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge will, subject to applicable laws, take all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, including by voting in favor of the postponement or adjournment of the shareholders' meeting, and refrain from voting on the disputed matter.

•
Woodbridge will use its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

•
Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer any voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles.

•
Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company's securities are then listed.

•
Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters board to call a meeting of shareholders of Thomson Reuters Corporation and/or Thomson Reuters PLC for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.

52  MANAGEMENT INFORMATION CIRCULAR

BUSINESS OF THOMSON REUTERS

Overview

Thomson Reuters will be a leading global provider of electronically delivered critical information and decision support tools to businesses and professionals.

By combining Thomson's strength in North America with Reuters' strength in Europe, the Middle East and Asia, Thomson Reuters will create a business with a global brand and presence that will allow it to grow faster than either Thomson or Reuters could on its own.

Thomson Reuters will serve the legal, financial services, tax and accounting, scientific, healthcare and media markets, and will be organized in two divisions:

•
Markets, which will consist of the existing Reuters business combined with Thomson Financial; and

•
Professional, which will consist of Thomson's existing non-financial business segments – Legal, Tax & Accounting, Scientific and Healthcare.

Thomson Reuters expects to leverage its products and services and technology platforms across its businesses to create enhanced offerings that respond to customers' evolving information and decision-making needs. By offering products and services that Thomson Reuters believes will improve productivity and result in competitive advantage, Thomson Reuters aims to be at the center of its customers' daily activities. Thomson Reuters believes this will lead to strong and enduring relationships with customers.

Corporate headquarters will be located in New York, New York, with key staff also located in Stamford, Connecticut and London, UK.

Key Pro Forma Financial Information

The following table sets forth certain key pro forma financial information for the year ended December 31, 2006 for Thomson Reuters. This information has been extracted or derived from the unaudited pro forma financial information set out under "Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation", which has been compiled from financial statements prepared in accordance with Canadian GAAP as applied by Thomson.

Revenues	$11.4 billion
60% – Markets
40% – Professional

Operating profit	$1.3 billion

Operating profit margin	11.2%

For more information on the unaudited pro forma financial information for Thomson Reuters, see "Unaudited Canadian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation".

Based on the closing prices of the Thomson common shares on the TSX and the Reuters ordinary shares on the LSE on February 22, 2008, the approximate market capitalizations of Thomson and Reuters were $22.2 billion and $14.7 billion, respectively.

Strategy

Thomson Reuters will adopt the following strategy for achieving growth and delivering greater value to shareholders than either Thomson or Reuters could have achieved on its own.

•
Capitalize on a global brand and presence to drive international growth.

  In 2007, Thomson generated 83% of its total revenues in North America. In contrast, Reuters generated 72% of its revenues in 2006 in Europe, the Middle East, Asia and Africa. Thomson Reuters plans to capitalize on its trusted, authoritative brands and global reach to grow its global customer base and profit from serving their expanding needs.

  For example, Reuters' well-established brand and sales channels in Asia, the Middle East and other expanding markets will help Thomson Reuters participate in the natural growth of these economies. Thomson Reuters will also look to grow its Professional division by leveraging

53

  Reuters' well-established reputation and networks in over 140 countries around the world. Similarly, Thomson's technology and marketing skills will help grow Reuters' existing businesses.

  Approximately 90% of Thomson Reuters' offerings will be electronic, which should enable it to deliver information and decision support tools efficiently to customers around the globe.

•
Deliver greater value to customers through a broader range of electronically delivered critical information and decision support tools.

  Thomson Reuters will have strong cross-business capabilities which will allow it to provide improved products, services and other benefits to its customers. For example, content from the Professional division, including the Legal and Scientific units, is expected to help broaden and deepen Reuters' existing offerings, and the inclusion of Reuters' news service in various Professional offerings will allow these customers to become better informed, which Thomson Reuters believes will provide them with competitive advantage. In addition, collaboration tools, advanced search capabilities and machine-readable protocols will be utilized across Thomson Reuters, resulting in enhanced products and services for its customers.

  Combining the best of Thomson and Reuters technological platforms, capabilities and resources is expected to spur innovation and further enhance the quality and competitiveness of Thomson Reuters' critical information and decision support tools. Thomson Reuters believes this will allow it to meet customers' growing demands for broader, faster and more deeply integrated information and decision support services.

•
Integrate Thomson and Reuters businesses to accelerate growth and capture synergies.

  Central to the creation of Thomson Reuters is the integration of Thomson Financial with Reuters to create the new Markets division. The complementary nature of these two businesses is expected to present growth opportunities. Thomson Financial's buy-side focus combined with Reuters' sell-side strength will create complementary and unique products and services for customers in both segments.

  In addition to growth opportunities, there are areas of overlap between Reuters and Thomson Financial that will allow for significant cost savings through integration. Cost-saving opportunities also exist in many other areas across Thomson Reuters, including technology procurement, third-party data suppliers, data centers and infrastructure. Further savings will be realized by integrating the Thomson and Reuters corporate functions.

•
Leverage increased revenue diversity and scale, financial strength and capital deployment to maximize shareholder return.

  Thomson Reuters plans to manage its businesses and deploy its capital to maximize returns to shareholders over the long term. Shareholders are expected to benefit from greater diversity in revenue streams and a larger capital base following the creation of Thomson Reuters. Also, Thomson Reuters' business model will focus on: (i) increasing the proportion of revenue generated from electronically delivered information and services and from recurring revenues; and (ii) generating higher levels of free cash flow from operations while also maintaining a strong balance sheet. Thomson Reuters plans to make disciplined investment decisions, deploying capital to drive growth and achieve further operating efficiencies across the businesses.

  By focusing on, and balancing, both growth and profitability, Thomson Reuters believes it will be able to increase returns to shareholders, including in the form of dividends and share buybacks, while allocating sufficient capital to be reinvested in existing businesses and to fund acquisitions.

54  MANAGEMENT INFORMATION CIRCULAR

Businesses, Products and Services

The Markets division's strong position in the financial services and media markets will be complemented by the range of businesses operated by the Professional division.

Markets

The Markets division will include the following units:

•
Sales & Trading – a leading provider of information, trading and post-trade connectivity requirements of buy-side and sell-side customers in the foreign exchange, fixed income, equities and other exchange-traded instruments, and commodities and energy markets. The Sales & Trading unit will consist of Reuters' existing unit and Thomson Financial's Fixed Income and Institutional Equities businesses.

•
Enterprise – a leading provider of information and software that supports business automation within the capital markets. The Enterprise unit will consist of Reuters' existing unit and Thomson Financial's enterprise businesses. Major brands include Kondor+, RMDS, Datascope, PORTIA and Omgeo.

•
Investment & Advisory – a leading provider of information and decision support tools and integration services to portfolio managers, wealth managers, investment bankers, research analysts and corporate executives. The Investment & Advisory unit will consist of Reuters' existing Research & Asset Management businesses and Thomson Financial's Investment Management, Investment Banking, Wealth Management, Corporate Services and Content Strategy businesses. Major brands include Lipper, First Call, Reuters Knowledge, Datastream and Thomson ONE.

•
Media – a leading provider of comprehensive and timely global information and news services to the world's newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services online, mobile and IPTV platforms.

Professional

The Professional division will include the following units:

•
Legal – a leading provider of critical information, decision support tools and services to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell.

•
Tax & Accounting – a leading provider of critical information, decision support tools and software applications for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA.

•
Scientific – a leading provider of critical information and decision support tools to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major brands include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge.

•
Healthcare – a leading provider of critical information and decision support tools to physicians and other professionals in the healthcare, corporate and government marketplaces. Major brands include Medstat, Micromedex, PDR (Physicians' Desk Reference) and Solucient.

Corporate Headquarters

The corporate headquarters of Thomson Reuters will foster a group-wide approach to management while allowing the Markets and Professional divisions sufficient operational flexibility to serve their customers effectively. The corporate headquarters will be responsible for overall direction on technology, communications, investor relations, tax, accounting, finance, treasury and legal, and will administer certain human resources services, such as employee compensation, benefits administration and training and development.

Thomson Reuters' corporate headquarters will work closely with the Markets and Professional divisions in setting strategy, allocating capital, driving innovation and fostering talent across all the Thomson Reuters businesses and will then oversee implementation of these initiatives and assess the results. For each of these key initiatives, management intends to build upon the strong processes existing at both Thomson and Reuters.

•
Strategy and capital allocation.    Thomson Reuters will deploy its capital in opportunities in existing and new businesses that it believes will provide the highest returns with appropriate levels of risk. Allocation decisions will be made based on measurable return estimates and detailed risk analysis.

•
Innovation.    Thomson Reuters plans to develop new products and services, technologies and business models informed by the current and future needs of customers. In depth understandings of the relevant markets and the ability to respond to changes will be fostered and rewarded at all levels of the organization. Thomson Reuters' strength in technology will help promote innovation.

55

•
Talent.    Thomson Reuters' senior management understands that attracting, retaining and motivating talented employees is crucial to the success of its businesses. Talent management will be aligned with business strategy and integrated into organizational processes, helping drive a world-class, integrated and engaging approach to attracting, developing, motivating and retaining a talented workforce.

Employees

Thomson Reuters will have approximately 49,000 employees before expected voluntary attrition and targeted job reductions. Thomson Reuters will have a world class, customer-focused employee base, skilled senior management, and a vibrant culture of innovation.

Some of the cost savings arising from the integration of the Thomson and Reuters businesses is expected to be realized through job reductions. Thomson and Reuters have not finalized any rationalization plans and will determine the location and amount of any reductions based on business considerations, including the impact on employees. In connection with any job reductions, Thomson and Reuters intend to inform and consult with appropriate employee representative bodies, such as unions and works councils, and to safeguard applicable employment rights. Thomson Reuters' evaluation of its business needs and operational efficiencies may also result in the relocation or consolidation of some of its operations.

Each of Thomson and Reuters believes it has good relations with its employees and Thomson Reuters' senior management team is committed to maintaining those good relations.

Integration Planning

Since entering into the Implementation Agreement in May 2007, Thomson and Reuters have been planning for the integration of the organizations after the acquisition is completed. Overall integration planning has been led by a steering committee chaired by Tom Glocer, who will be the Chief Executive Officer of Thomson Reuters. The steering committee includes other senior executives from both Thomson and Reuters. Under the direction of the steering committee, a project management group has provided guidance, coordination and support to integration planning. The planning effort has been organized into four groups of workstreams:

•
Thomson Reuters workstreams have been focusing on group-wide integration opportunities, such as sharing the best technology, finance and people processes; considering how to integrate the two corporate headquarters' operations; and providing overall direction to the integration planning effort reflecting the purpose and vision of Thomson Reuters;

•
Markets workstreams have been focusing on the integration of Thomson Financial with Reuters to produce a leader in the financial information market;

•
Professional workstreams have been focusing on capturing the benefits from the Reuters integration for the businesses in the Professional division; and

•
Program management workstreams have been focusing on key areas such as program planning and tracking, communications, human resources and finance, as well as the steps for completing the Transaction.

56  MANAGEMENT INFORMATION CIRCULAR

UNAUDITED CANADIAN GAAP PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF THOMSON REUTERS CORPORATION

Set out below are unaudited pro forma financial statements of Thomson Reuters Corporation which have been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson to illustrate the effect of the Transaction. Unaudited pro forma financial statements for Thomson Reuters Corporation are presented because, following the completion of the Transaction, the primary financial statements for shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC will be the consolidated financial statements for Thomson Reuters Corporation, accounting for Thomson Reuters PLC as a subsidiary.

The unaudited pro forma consolidated statements of earnings for the year ended December 31, 2006 and for the nine months ended September 30, 2007 have been prepared as if the Transaction had occurred on January 1, 2006. The unaudited pro forma consolidated balance sheet as at September 30, 2007 has been prepared as if the Transaction had occurred on that date, being adjusted to reflect the effect of the resumption of Reuters' share buy-back program for the period from December 13, 2007 to February 19, 2008. See "Operating and Financial Review of Reuters – Subsequent Events". Thomson is considered to be the acquiror and Reuters is considered to be the acquiree.

The unaudited pro forma consolidated financial statements:

•
have been prepared for illustrative purposes only, and because of their nature, address a hypothetical situation and, therefore do not represent Thomson Reuters Corporation's actual financial position or results;

•
do not purport to represent what the consolidated results of operations actually would have been if the Transaction had occurred on January 1, 2006 or what those results will be for any future periods or what the consolidated balance sheet would have been if the Transaction had occurred on September 30, 2007. The pro forma adjustments are based on information current as at February 22, 2008 (being the latest practicable date prior to the publication of this circular); and

•
have not been adjusted to reflect any matters not directly attributable to implementing the Transaction. No adjustment, therefore, has been made for actions which may be taken once the Transaction is complete, such as any integration plans of Thomson Reuters.

The unaudited pro forma consolidated financial statements have been compiled from the following sources:

•
Canadian GAAP financial information on Thomson has been extracted without material adjustment from Thomson's audited consolidated statements of earnings for the year ended December 31, 2006 and for the nine months ended September 30, 2007 and the audited consolidated balance sheet as at September 30, 2007 set out in Annex E of this circular. Financial information from the reconciliations summarizing the material differences between Canadian GAAP and IFRS as applied by Reuters has been extracted without material adjustment from the unaudited reconciliations set out under "Selected Historical Financial and Operating Data of Thomson – Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters".

•
IFRS financial information on Reuters has been extracted without material adjustment, except for currency translation as noted below, from the Reuters audited consolidated income statement for the year ended December 31, 2006, and from Reuters unaudited consolidated statement of income for the nine months ended September 30, 2007 and unaudited consolidated balance sheet as at September 30, 2007, set out in Annex F of this circular. Financial information from the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson has been extracted without material adjustment, except for currency translation as noted below, from the unaudited reconciliations set out in Annex F of this circular.

•
The Reuters figures have been translated from £ to $ using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

		$ / £1

December 31, 2006	Average Spot Rate	1.8434

September 30, 2007	Average Spot Rate	1.9965

September 30, 2007	Period End Rate	2.0389

57

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the nine months ended September 30, 2007

(in millions of U.S. dollars, except common share amounts)

		Pro forma adjustments			Pro forma Thomson
	Thomson	Reuters	Other	Note	Reuters

Revenues	5,278	3,843	–		9,121
Cost of sales, selling, marketing, general and administrative expenses	(3,848)	(3,462)	329	3c), 3d), 3e), 3f)	(6,981)
Depreciation	(348)	(196)	(50)	3e)	(594)
Amortization	(189)	(56)	(232)	3e)	(477)

Operating profit	893	129	47		1,069
Net other income (expense)	6	(44)	–		(38)
Net interest expense and other financing costs	(64)	(24)	(200)	3g)	(288)
Income tax expense	(46)	(24)	76	3h)	6

Earnings from continuing operations	789	37	(77)		749
Earnings from discontinued operations, net of tax	2,781	18	–		2,799

Net earnings	3,570	55	(77)		3,548

Basic earnings per common share	$5.56				$4.22

Diluted earnings per common share	$5.53				$4.20

Net earnings under IFRS as applied by Reuters	3,561	301	(77)		3,785

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS

For the year ended December 31, 2006

(in millions of U.S. dollars, except common share amounts)

		Pro forma adjustments			Pro forma Thomson
	Thomson	Reuters	Other	Note	Reuters

Revenues	6,612	4,824	(70)	3b)	11,366
Cost of sales, selling, marketing, general and administrative expenses	(4,678)	(4,013)	(40)	3d), 3e), 3f)	(8,731)
Depreciation	(439)	(212)	(83)	3e)	(734)
Amortization	(241)	(72)	(313)	3e)	(626)

Operating profit	1,254	527	(506)		1,275
Net other income	1	124	–		125
Net interest expense and other financing costs	(221)	(24)	(267)	3g)	(512)
Income tax expense	(118)	(81)	246	3h)	47

Earnings from continuing operations	916	546	(527)		935
Earnings from discontinued operations, net of tax	204	22	–		226

Net earnings	1,120	568	(527)		1,161

Basic and diluted earnings per common share	$1.73				$1.37

Net earnings under IFRS as applied by Reuters	1,156	562	(527)		1,191

58  MANAGEMENT INFORMATION CIRCULAR

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As at September 30, 2007

(in millions of U.S. dollars)

		Pro forma adjustments			Pro forma Thomson
	Thomson	Reuters	Other	Note	Reuters

Assets
Cash and cash equivalents	7,455	269	(4,042)	3a)i	3,682
Accounts receivable, net of allowances	1,327	314	–		1,641
Inventories	85	2	–		87
Prepaid expenses and other current assets	452	791	13	3a)ii, 3a)iii	1,256
Deferred income taxes	152	237	–		389
Current assets of discontinued operations	92	–	–		92

Current assets	9,563	1,613	(4,029)		7,147
Computer hardware and other property, net	643	936	221	3a)iii	1,800
Computer software, net	694	196	904	3a)iii	1,794
Identifiable intangible assets, net	3,484	263	5,137	3a)iii	8,884
Goodwill	6,804	811	(811)	3a)iii	6,804
Unallocated purchase price	–	–	12,640	3a)i, 3a)iii	12,640
Other non-current assets	1,180	926	406	3a)iii	2,512
Deferred income taxes	–	428	–		428
Non-current assets of discontinued operations	550	–	–		550

Total assets	22,918	5,173	14,468		42,559

Liabilities and shareholders' equity

Liabilities
Short-term indebtedness	3	693	4,917	3a)i	5,613
Accounts payable and accruals	2,562	1,376	114	3a)i, 3a)ii, 3a)iii	4,052
Deferred revenue	949	63	(6)	3a)iii	1,006
Current portion of long-term debt	403	–	–		403
Current liabilities of discontinued operations	79	–	–		79

Current liabilities	3,996	2,132	5,025		11,153
Long-term debt	3,418	1,236	–		4,654
Other non-current liabilities	833	461	52	3a)iii	1,346
Deferred income taxes	1,031	508	1,802	3a)iii	3,341
Non-current liabilities of discontinued operations	56	–	–		56

Total liabilities	9,334	4,337	6,879		20,550

Shareholders' equity
Capital	2,904	1,070	7,355	3a)i	11,329
Retained earnings	10,163	3,214	(3,214)	3a)i	10,163
Accumulated other comprehensive income	517	(3,448)	3,448	3a)i	517

Total shareholders' equity	13,584	836	7,589		22,009

Total liabilities and shareholders' equity	22,918	5,173	14,468		42,559

Total shareholders' equity under IFRS as applied by Reuters	13,259	477	6,078		19,814

59

Notes:

1.    BASIS OF PRESENTATION

  The unaudited pro forma consolidated financial statements have been compiled from underlying financial statements prepared in accordance with Canadian GAAP as applied by Thomson and reflect the Transaction to create a unified group to be known as Thomson Reuters.

  The unaudited pro forma consolidated financial statements should be read in conjunction with the underlying financial information from which they were extracted without material adjustment: (a) the audited consolidated financial statements of Thomson as at and for the year ended December 31, 2006, and as at and for the nine months ended September 30, 2007, each prepared in accordance with Canadian GAAP; (b) the audited consolidated financial statements of Reuters as at and for the year ended December 31, 2006, and the unaudited interim financial information of Reuters as at and for the nine months ended September 30, 2007, each prepared in accordance with IFRS; and (c) the unaudited reconciliations summarizing the material differences between Canadian GAAP and IFRS, as applied by Thomson and Reuters, respectively, affecting the financial information of Thomson and Reuters in (a) and (b) respectively.

  The underlying financial information of Thomson is included in Annex E to this circular and the related reconciliation to IFRS is provided under "Selected Historical Financial and Operating Data of Thomson – Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters". The underlying financial information of Reuters, together with the related reconciliation to Canadian GAAP, are included in Annex F to this circular.

  The Transaction has been treated as an acquisition, with Thomson as the acquiror and Reuters as the acquiree, assuming that the acquisition had been completed on January 1, 2006 for the unaudited pro forma consolidated statements of earnings and on September 30, 2007 for the unaudited pro forma consolidated balance sheet.

  Unaudited pro forma financial information under IFRS as applied by Reuters has been presented because Thomson Reuters intends to include reconciliations to IFRS in its future Canadian GAAP financial statements.

  The unaudited pro forma consolidated financial statements are not intended to reflect the financial position and results which would have actually resulted had the Transaction been effected on the dates indicated. Further, the pro forma results of operations are not necessarily indicative of the results of operations that may be obtained in the future. No account has been taken of the trading activity or other transactions of Thomson or Reuters for the period since September 30, 2007, except for the Reuters share buy-back program explained in Note 3.

  Other than share numbers, monetary amounts, unless otherwise stated, are presented in millions of US dollars.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The unaudited pro forma consolidated financial statements have been compiled in a manner consistent with the accounting policies adopted by Thomson. These accounting polices differ in certain respects from those of Reuters. The adjustments made to restate Reuters financial information are described in the reconciliations summarizing the material differences between IFRS and Canadian GAAP as applied by Thomson set out in Annex F of this circular and not reproduced here.

  The Reuters balances have been translated from £ to $ using average exchange rates applicable during the periods presented for the unaudited pro forma consolidated statements of earnings and the period end exchange rate for the unaudited pro forma consolidated balance sheet.

3.    PRO FORMA ADJUSTMENTS

  The acquisition is accounted for using the purchase method of accounting, whereby Reuters' assets and liabilities are revalued to their fair value and its shareholders' equity is eliminated. Thomson's assets and liabilities are not revalued. The pro forma adjustments reflect Thomson's acquisition of 100% of Reuters' net assets at their estimated fair values as of September 30, 2007.

60  MANAGEMENT INFORMATION CIRCULAR

3.    PRO FORMA ADJUSTMENTS (Continued)

  a)
  Estimated purchase consideration and related excess purchase consideration over fair value of net assets acquired are as follows:

(US$ millions)		Notes

Estimated Purchase Consideration

Ordinary shares, Thomson Reuters PLC	8,612	i.
Cash	8,805	i.
Transaction costs	120	ii.

Gross estimated purchase consideration	17,537
Less: estimated purchase consideration payable to ESOTs	(378)	i.

Net estimated purchase consideration	17,159
Less: fair value of net (assets) liabilities acquired	1,981

Excess of purchase consideration over fair value of net assets acquired	19,140

    i.
    To effect the Transaction, Reuters will be acquired by a subsidiary of Thomson Reuters PLC, through the Reuters Scheme in which each holder of one Reuters ordinary share will be entitled to 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Under the terms of the agreement:

    •
    Thomson will fund the cash consideration; and

    •
    on closing, one Thomson Reuters PLC ordinary share will be equivalent to one Thomson Reuters Corporation common share under the DLC structure.

      The ordinary share portion of the estimated purchase consideration was calculated using a price of $42.38 for each Thomson common share based on the average of the quoted closing market price of Thomson common shares on the NYSE beginning two days before and ending two days after May 15, 2007, the date the Transaction was announced and agreed to by the boards of directors of Thomson and Reuters. The number of Thomson Reuters PLC ordinary shares assumed to be issued is 203.2 million, and reflects Reuters employee share-based awards that vest and that are expected to be exercised on completion of the Transaction. The underlying number of Reuters ordinary shares deemed acquired was measured as of September 30, 2007. The estimated purchase consideration calculation assumes that options having an exercise price below the aggregate value of the cash and share consideration offered are exercised, while those options having an exercise price above the aggregate value of the cash and share consideration offer are not exercised.

      On December 13, 2007, Reuters announced the resumption of its share buy-back program. During the period from December 13, 2007 to February 19, 2008 (the "buy-back period"), Reuters repurchased 33 million shares for cancellation for total consideration of $395 million under this program. The effect of this program is reflected in the unaudited pro forma financial statements as it is a material subsequent event affecting the Reuters ordinary shares subject to this Transaction. See "Operating and Financial Review of Reuters – Subsequent Events". Amounts translated from £ to $ using average exchange rates applicable during the buy-back period.

      The cash portion of the estimated purchase consideration, payable in British pounds sterling, was translated based on an exchange rate of £: $1.9668 on February 22, 2008, being the latest practicable date prior to publication of this circular. Funding will come from Thomson's available cash and available credit facilities.

      Estimated purchase consideration is shown gross and net to account for shares in Reuters held by Reuters Employee Share Ownership Trusts ("ESOTs"). The ESOTs receive funding from Reuters to acquire shares used to fulfill certain employee share award programs. Though legally separate from Reuters, the ESOTs are controlled by Reuters and are therefore included in Reuters consolidated financial statements, with shares held by ESOTs reflected as a reduction to shareholders' equity. The ordinary shares held by the ESOTs will participate in the Reuters Scheme in the same manner as all other outstanding share capital. However, amounts payable to the ESOTs are excluded from net purchase consideration as Thomson Reuters PLC will control the ESOTs following completion of the Transaction.

      The difference between gross and net purchase consideration may be reduced or avoided completely depending on the extent that ordinary shares held by the ESOTs are used to fulfill employee share award programs prior to or upon completion of the Transaction. Prior to completion of the Transaction, Reuters will develop a plan for the orderly distribution of ordinary shares

61

3.    PRO FORMA ADJUSTMENTS (Continued)

      held by ESOTs to fulfill these awards. However, this plan is not yet finalized and therefore is not reflected in these pro forma financial statements. The ESOTs owned approximately 27.6 million ordinary shares of Reuters at September 30, 2007.

      Adjustments are recorded to reflect:

      •
      Disbursement of $395 million by Reuters to repurchase its ordinary shares during the period from December 13, 2007 to February 19, 2008;

      •
      Disbursement of $8,805 million in cash by Thomson, including $191 million payable to consolidated ESOTs, and being funded by $3,888 million in available cash and $4,917 million drawn from Thomson's credit facilities;

      •
      The effect of $50 million in cash received by Reuters and additional accruals of $11 million relating to exercise of Reuters share-based employee awards;

      •
      Equity of $8,612 million attributable to the issuance of 203.2 million Thomson Reuters PLC ordinary shares, of which $187 million is attributable to 4.4 million shares which are issued to ESOTs;

      •
      Elimination of Reuters historical shareholders' equity balances in capital of $1,070 million, retained earnings of $3,214 million and accumulated other comprehensive income of ($3,448) million; and

      •
      Reduction in equity of $187 million attributable to Thomson Reuters PLC ordinary shares issued to ESOTs.

    ii.
    Transaction costs represent Thomson's estimated direct costs of carrying out the Transaction that may be capitalized as part of the overall consideration.

    •
    An adjustment of $21 million has been made to reclassify this amount out of current assets and treat it as part of unallocated purchase price.

    •
    Of the $120 million in total Transaction costs, $99 million had not been incurred as at September 30, 2007 and, accordingly, an adjustment has been made to increase accounts payable and accruals as if those charges had occurred.

      The following tables summarize the adjustments to cash, accounts payable and accruals, and capital as a result of the items discussed in 3.a)i. and 3.a)ii. (In addition, unfavorable leases, described more completely below are included for complete reconciliation of accounts payable and accruals adjustments):

(US$ millions)

Cash adjustment

Cash funding	(8,805)
Funding provided by credit facilities	4,917

Funding from available cash	(3,888)
Cash used by Reuters for share buy-back program	(395)
Cash paid to consolidated ESOTs	191
Cash received by Reuters relating to exercise of share-based employee awards	50

Cash adjustment	(4,042)

Accounts payable and accruals adjustment

Accruals by Reuters relating to exercise of share-based employee awards	11
Transaction costs accrual	99
Current portion of unfavorable leases	4

Accounts payable and accruals adjustment	114

Capital

Gross issuance of new shares	8,612
Less: shares issued to consolidated ESOTs	(187)
Less: elimination of Reuters equity	(1,070)

Capital adjustment	7,355

62  MANAGEMENT INFORMATION CIRCULAR

3.    PRO FORMA ADJUSTMENTS (Continued)

      The following table summarizes total Transaction costs referred to in the estimated purchase consideration table in 3.a) above:

(US$ millions)

Transaction costs

Reclassified from prepaid and other current assets	21
Transaction costs accrual	99

Transaction costs	120

    iii.
    Pro forma purchase price allocation

	As at September 30, 2007
(US$ millions)	Reuters Book Value	Fair Value Increment		Gross Purchase Price Allocation	ESOT Elimination	Pro forma Purchase Price Allocation

Assets
Cash and cash equivalents	115	–		115	(191)	(76)
Accounts receivable, net of allowances	314	–		314	–	314
Inventories	2	–		2	–	2
Prepaid expenses and other current assets	791	34		825	–	825
Deferred income taxes	237	–		237	–	237

Current assets	1,459	34		1,493	(191)	1,302
Computer hardware and other property, net	936	221		1,157	–	1,157
Computer software, net	196	904	iv.	1,100	–	1,100
Identified intangible assets, net	263	5,137	iv.	5,400	–	5,400
Goodwill	811	(811)		–	–	–
Unallocated purchase price	–	12,827		12,827	(187)	12,640
Other non-current assets	926	406		1,332	–	1,332
Deferred income taxes	428	–		428	–	428

Total assets	5,019	18,718		23,737	(378)	23,359

Liabilities
Short-term indebtedness	693	–		693	–	693
Accounts payable and accruals	1,387	4		1,391	–	1,391
Deferred revenue	63	(6)		57	–	57
Deferred income taxes	–	–		–	–	–
Current portion of long-term debt	–	–		–	–	–

Current liabilities	2,143	(2)		2,141	–	2,141
Long term debt	1,236	–		1,236	–	1,236
Other non-current liabilities	461	52		513	–	513
Deferred income taxes	508	1,802		2,310	–	2,310

Total liabilities	4,348	1,852		6,200	–	6,200

Total net assets acquired	671	16,866		17,537	(378)	17,159

      On a consolidated basis, Thomson Reuters is required to eliminate the effect of cash and equity paid to the Reuters ESOTs in arriving at the net purchase price. This presentation results in the appearance of negative cash when viewing the net assets of Reuters alone in the purchase price allocation.

      The allocation of purchase price to net assets is based upon preliminary estimates and certain assumptions with respect to the fair value increment associated with the assets to be acquired and liabilities to be assumed. The actual fair values of the assets and liabilities will be determined as of the date of the acquisition and may differ materially from the amounts disclosed above in the pro forma purchase price allocation as further analysis is conducted after the Transaction is complete. Changes in fair

63

3.    PRO FORMA ADJUSTMENTS (Continued)

      values of the assets and liabilities between September 30, 2007 and the date of the acquisition may result in additional material differences from the estimates presented above. The actual allocation of purchase price may result in different adjustments being expensed in the statement of earnings.

      Cash and cash equivalents and accounts payable and accruals book value amounts reflect Reuters' share buy-back program, exercise of share-based employee awards and estimated cash consideration received by the ESOTs from Thomson as described in the following table.

(US$ millions)	Book value immediately before completion of the Transaction	Share buy-back program	Exercise of share-based awards	ESOTs consideration	Book value after share buy-back, exercise of share-based awards and ESOTs consideration

Reuters reconciliation of selected book values
Cash and cash equivalents	269	(395)	50	191	115

Accounts payable and accruals	1,376	–	11	–	1,387

      To the extent that the unallocated purchase price is not allocated to the assets acquired and liabilities assumed in the final purchase price allocation, the balance will represent goodwill.

      The amounts indicated as fair value increments were recorded as pro forma adjustments. These adjustments represent the net effect of eliminating the unamortized historical book values and resetting balances to their estimated fair values.

      •
      An adjustment of $221 million was recorded to increase the carrying value of real property and buildings.

      •
      An adjustment of ($6) million was recorded to reduce the carrying value of Reuters deferred revenue to $57 million, which represents an estimate of the fair value of the obligation assumed.

      •
      A net adjustment of $384 million was recorded to reflect the estimated fair value increment of favorable and unfavorable leases. The following table details the fair value increment:

(US$ millions)	Fair Value Increment

Prepaid expenses and other current assets	34
Other non-current assets	406
Less: Accounts payable and accruals	4
Less: Other non-current liabilities	52

Total	384

      •
      Deferred income taxes attributed to the fair value increments, described above and in section iv. that follows immediately below, were $1,802 million.

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3.    PRO FORMA ADJUSTMENTS (Continued)

    iv.
    Preliminary estimates of the fair value of identified intangible assets and developed technology and their respective estimated useful lives as at September 30, 2007 are summarized in the following table.

(US$ millions)	Estimated Fair Value	Estimated Useful life

Trade name	$2,000	Indefinite
Customer relationships	2,400	8 – 18 years
Other	1,000	5 years

Identified intangible assets	$5,400

Developed technology	$1,100	5 – 10 years

      The Reuters trade name is assigned an indefinite useful life. Developed technology is reported within Computer Software, net on the pro forma balance sheet.

  b)
  An adjustment of ($70) million was recorded to reduce 2006 revenues. The adjustment was a result of reducing the carrying value of Reuters deferred revenue obligation as at January 1, 2006 to its estimated fair value.

  c)
  Thomson and Reuters have incurred integration planning and other Transaction-related costs that do not qualify to be capitalized as part of estimated purchase consideration. These items were initially recorded as expenses in the statement of earnings. An adjustment of $86 million has been made to reverse the expenses incurred for the nine months ended September 30, 2007. This adjustment was recorded because the pro forma statements of earnings have been prepared as if the Transaction had occurred on January 1, 2006. Therefore these expenses would have been incurred prior to the closing of the Transaction. Additionally, these expenses are non-recurring in nature and not expected to have a continuing impact on the consolidated results. There was no adjustment for the year ended December 31, 2006 as there were no Transaction expenses incurred.

    Thomson and Reuters have estimated that the total of Transaction-related costs that do not qualify to be capitalized as part of the estimated purchase consideration that will ultimately be incurred prior to Transaction will be $120 million.

  d)
  Adjustments to cost of sales, selling, marketing, general and administrative expense reflect the elimination of amortization expense related to past service costs and net actuarial gains and losses in connection with Reuters' pension and other post-retirement benefit plans. These amounts are removed as retirement plan assets and obligations would have been reflected at their fair values on January 1, 2006. The amounts eliminated were $53 million and $301 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

  e)
  Amortization and depreciation

  •
  Adjustments to record amortization of the preliminary fair value increment allocated to identified intangible assets of $313 million and $232 million were made for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

  •
  Adjustments to record depreciation of the preliminary fair value increment allocated to computer hardware and other property, and internal use software of $83 million and $50 million were made for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

  •
  Adjustments to record amortization of the preliminary fair value increment allocated to capitalized software to be sold externally of $63 million and $35 million were made for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

    The pro forma amortization and depreciation expense excludes the total amount of the purchase price allocation not subject to amortization of approximately $14,640 million, representing $12,640 million in unallocated purchase price and the $2,000 million attributed to the preliminary estimated fair value of the Reuters trade name.

    On finalization of the purchase price allocation, if the amount not subject to amortization is allocated to operating assets subject to amortization, pro forma amortization would increase by approximately $1,764 million, before taxes, for the year ended December 31, 2006 and by $1,323 million for the nine months ended September 30, 2007. Pro forma amortization and the above noted sensitivity have been based on a remaining weighted average estimated economic life of 8.3 years.

65

3.    PRO FORMA ADJUSTMENTS (Continued)

    A reduction of one year in the weighted average estimated economic life would increase pro forma amortization by $74 million for the year ended December 31, 2006 and by $56 million for the nine months ended September 30, 2007.

  f)
  Adjustments to record additional rent expense of $30 million and $23 million, attributed to amortization of the preliminary fair value increment allocated to favorable and unfavorable leases, were made for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively.

  g)
  Adjustments to record pro forma interest expense of $267 million and $200 million were made for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. The interest charges relate to the $4,917 million drawn from credit facilities to finance a portion of the estimated cash consideration, as if such amount was borrowed from January 1, 2006 and outstanding as at September 30, 2007. These interest charges will have a continuing impact on the consolidated results until all borrowings under credit facilities are repaid.

  h)
  The estimated tax benefits of the above adjustments are $246 million and $76 million for the year ended December 31, 2006 and the nine months ended September 30, 2007, respectively. The estimates reflect the tax rates of Thomson and Reuters separately and tax jurisdictions in which the pro forma adjustments were assumed to occur.

  The following tables summarize the effect on the statements of earnings from the pro forma adjustments described in b) through h) above:

  For the year ended December 31, 2006

(US$ millions)
Adjustment	b)	c)	d)	e)	f)	g)	h)	Total

Revenues	(70)	–	–	–	–	–	–	(70)
Cost of sales, selling, marketing, general and administrative expenses	–	–	53	(63)	(30)	–	–	(40)
Depreciation	–	–	–	(83)	–	–	–	(83)
Amortization	–	–	–	(313)	–	–	–	(313)

Operating profit	(70)	–	53	(459)	(30)	–	–	(506)
Net interest expense and other financing costs	–	–	–	–	–	(267)	–	(267)
Income tax expense	NA	NA	NA	NA	NA	NA	246	246

Net earnings	NA	NA	NA	NA	NA	NA	NA	(527)

  NA – Income tax expense and net earnings presented on a consolidated basis.

  For the nine months ended September 30, 2007

(US$ millions)
Adjustment	b)	c)	d)	e)	f)	g)	h)	Total

Revenues	–	–	–	–	–	–	–	–
Cost of sales, selling, marketing, general and administrative expenses	–	86	301	(35)	(23)	–	–	329
Depreciation	–	–	–	(50)	–	–	–	(50)
Amortization	–	–	–	(232)	–	–	–	(232)

Operating profit	–	86	301	(317)	(23)	–	–	47
Net interest expense and other financing costs	–	–	–	–	–	(200)	–	(200)
Income tax expense	NA	NA	NA	NA	NA	NA	76	76

Net earnings	NA	NA	NA	NA	NA	NA	NA	(77)

  NA – Income tax expense and net earnings presented on a consolidated basis.

66  MANAGEMENT INFORMATION CIRCULAR

4.    PRO FORMA EARNINGS PER SHARE

	Nine months ended September 30, 2007	Year ended December 31, 2006

Basic and diluted pro forma earnings per share computation
Numerator (millions of U.S. dollars):
Pro forma net earnings	3,548	1,161
Dividends declared on preference shares	(4)	(5)

Pro forma earnings attributable to common shares	3,544	1,156

Denominator:
Thomson weighted-average outstanding common shares	641.1	644.1
Shares to be issued of Thomson Reuters PLC, net of ESOTs	198.8	198.8

Basic pro forma weighted – average outstanding common shares	839.9	842.9
Thomson effect of stock and other incentive plans	3.2	1.9

Diluted pro forma weighted – average outstanding common shares	843.1	844.8

Basic pro forma net earnings per share	$4.22	$1.37

Diluted pro forma net earnings per share	$4.20	$1.37

5.    DIVISIONAL ANALYSIS OF REVENUES

  Unaudited pro forma revenues for the year ended December 31, 2006 may be further analyzed as follows:

		Pro forma adjustment		Pro forma Thomson
	Thomson	Reuters	Other	Reuters	% of Total

Thomson Financial	2,025	–	–	2,025
Reuters	–	4,824	(70)	4,754

Markets division	2,025	4,824	(70)	6,779	60%
Thomson Legal	3,029	–	–	3,029
Thomson Tax & Accounting	598	–	–	598
Thomson Scientific	602	–	–	602
Thomson Healthcare	374	–	–	374

Professional division	4,603	–	–	4,603	40%
Eliminations	(16)	–	–	(16)

Total	6,612	4,824	(70)	11,366	100%

  The divisional analysis of Thomson's revenues presented above is extracted without material adjustment from Thomson's audited consolidated financial statements for the year ended December 31, 2006 set out in Annex E of this circular.

  See Note 3, item b) above for discussion of ($70) million revenue reduction.

6.    PRO FORMA SUMMARY OF DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS

  Reconciliations of Thomson's historical financial information from Canadian GAAP to IFRS as applied by Reuters and Reuters historical financial information from IFRS to Canadian GAAP as applied by Thomson are set out in "Selected Historical Financial and Operating Data of Thomson – Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters" and Annex F, respectively. The unaudited pro forma consolidated financial statements should be read in conjunction with those reconciliations.

  Summary adjustments made to present net earnings for the nine months ended September 30, 2007 and for the year ended December 31, 2006 and shareholders' equity as at September 30, 2007 in accordance with IFRS as applied by Reuters were extracted from the reconciliations and are identified in the table below as "Canadian GAAP to IFRS Summary Difference" for Thomson and Reuters, respectively.

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6.    PRO FORMA SUMMARY OF DIFFERENCES BETWEEN CANADIAN GAAP AND IFRS (Continued)

  In developing the pro forma consolidated financial statements a purchase accounting difference was identified, as Canadian GAAP and IFRS apply the purchase method of accounting to acquisitions differently, affecting the estimated purchase consideration to be paid by Thomson to acquire Reuters.

  Under Canadian GAAP, the fair value of share consideration is measured by reference to the price of Thomson common shares over a reasonable time period (interpreted as a few days) before and after May 15, 2007, the date the Transaction was announced and agreed to by the boards of directors of Thomson and Reuters. Under IFRS, the fair value of such consideration is measured at the date when the Transaction is completed. Since the fair value of share consideration when the Transaction is completed is not known, the fair value of consideration under IFRS was measured on February 22, 2008, being the latest practical date prior to publication of this circular.

  The following reconciliation presents the effect of material differences between Canadian GAAP and IFRS as applied by Reuters with respect to pro forma net earnings and shareholders' equity.

(in millions of U.S. dollars)	Nine months ended September 30, 2007	Year ended December 31, 2006

Reconciliation of pro forma net earnings
Net earnings under Canadian GAAP	3,548	1,161
Differences in accounting principles increasing (decreasing) net earnings:
Canadian GAAP to IFRS Summary Difference – Thomson	(9)	36
Canadian GAAP to IFRS Summary Difference – Reuters	246	(6)

Net earnings under IFRS as applied by Reuters	3,785	1,191

(in millions of U.S. dollars)	As at September 30, 2007

Reconciliation of pro forma shareholders' equity
Shareholders' equity under Canadian GAAP	22,009
Differences in accounting principles increasing (decreasing) shareholders' equity:
Canadian GAAP to IFRS Summary Difference – Thomson	(325)
Canadian GAAP to IFRS Summary Difference – Reuters	(359)
Pro forma net estimated purchase consideration paid by Thomson to acquire Reuters	(1,511)

Shareholders' equity under IFRS as applied by Reuters	19,814

7.    PRO FORMA SUMMARY OF DIFFERENCES BETWEEN CANADIAN GAAP AND U.S. GAAP

  Canadian GAAP and U.S. GAAP apply the purchase method of accounting on the same basis. As a result, there are no material differences in accounting between Canadian GAAP and U.S. GAAP arising in the pro forma consolidated financial statements as a result of the Transaction. Accordingly, there is no summary of differences between Canadian GAAP and U.S. GAAP presented in these notes to the pro forma consolidated financial statements.

68  MANAGEMENT INFORMATION CIRCULAR

DIVIDEND POLICY OF THOMSON REUTERS

All Thomson Reuters shareholders, whether holding Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, will receive dividends in an equivalent per share amount (for so long as the Equalization Ratio is 1:1), disregarding any amounts that may be required to be withheld or deducted in respect of taxes and any other tax consequences. Any dividends declared on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will take into account all factors that the Thomson Reuters board considers relevant from the perspective of Thomson Reuters, including its available cash flow, financial condition and capital requirements. Thomson and Reuters currently anticipate that the Thomson Reuters board will adopt a target dividend payout ratio that is comparable to Thomson's existing target dividend payout ratio of approximately 40% of annual free cash flow. On that basis, Thomson and Reuters anticipate that the initial dividend policy of Thomson Reuters will provide for the payment of a quarterly dividend of $0.27 per share. The Thomson Reuters board plans to review the dividend policy in the first quarter of each fiscal year.

Thomson Reuters Corporation shareholders will receive dividends from Thomson Reuters Corporation. Those dividends will be declared and paid in U.S. dollars, although Thomson Reuters Corporation shareholders will continue to have the option to receive dividends in Canadian dollars or British pounds sterling. In addition, Thomson Reuters Corporation shareholders in certain jurisdictions outside Canada, the United States and the United Kingdom may, where practicable, have the option to receive dividends in local currencies.

Thomson Reuters PLC shareholders will receive dividends from Thomson Reuters PLC. Those dividends will be declared and paid in U.S. dollars, although Thomson Reuters PLC shareholders will have the option to receive dividends in British pounds sterling or Canadian dollars. In addition, Thomson Reuters PLC shareholders in certain jurisdictions outside Canada, the United States and the United Kingdom may, where practicable, have the option to receive dividends in local currencies.

Dividends will be declared and paid to shareholders of each of Thomson Reuters Corporation and Thomson Reuters PLC at the same time and with the same record date and payment date or, in each case, as close in time as is practicable in the circumstances.

Thomson Reuters 2008 Dividend Schedule

Thomson and Reuters anticipate that the following dividends will be paid to shareholders of Thomson, Reuters and Thomson Reuters during 2008.

	Thomson	Reuters	Thomson Reuters Corporation & Thomson Reuters PLC

March/May 2008 [1]	$0.27000	£0.07000	–

Record Date	02/21/2008	03/25/2008	–

Payment Date	03/17/2008	05/01/2008	–

April 2008 – Interim Dividends – Closing [2]	$0.31747	£0.03240	–

Record Date	04/16/2008	04/16/2008	–

Payment Date	05/01/2008	05/01/2008	–

June 2008 [3]	–	–	–

Record Date	–	–	–

Payment Date	–	–	–

September 2008 [4]	–	–	$0.22253

Record Date	–	–	08/21/2008

Payment Date	–	–	09/15/2008

December 2008	–	–	$0.27000

Record Date	–	–	11/20/2008

Payment Date	–	–	12/15/2008

Notes:

1
Represents a regular quarterly dividend for Thomson shareholders in relation to the fourth quarter of 2007, and a second-half 2007 dividend for Reuters shareholders.

69

2
Represents accrued/pro-rated dividends from January 1, 2008 through April 16, 2008, the day before the anticipated Effective Date. For Thomson shareholders, the accrual/pro-ration is based on $0.27 per share. For Reuters shareholders, the accrual/pro-ration is based on £0.0551 per share.

3
As a result of the interim dividends to be paid for the period up to the day before the anticipated Effective Date, Thomson Reuters does not contemplate paying a dividend in June, as has been Thomson's practice.

4
Represents an accrued/pro-rated dividend from April 17, 2008 through June 30, 2008, based on a quarterly dividend of $0.27 per share.

The declaration of dividends by the Thomson Reuters board and the amount of those dividends may be adjusted or eliminated at any time at the discretion of the Thomson Reuters board and will not be subject to approval by Thomson Reuters shareholders. The declaration and payment of dividends is also subject to the terms of the Equalization and Governance Agreement. Following certain actions affecting the amount or nature of the issued share capital of one but not both of Thomson Reuters Corporation and Thomson Reuters PLC, the Equalization Ratio may be adjusted to ensure that there is equitable treatment of one Thomson Reuters PLC ordinary share relative to one Thomson Reuters Corporation common share including with respect to the payment of dividends. See "Summaries of Transaction Documents – Equalization and Governance Agreement" for further information.

Dividend Reinvestment Plans

Thomson Reuters Corporation

Thomson Reuters Corporation shareholders will continue to be able to elect to have their dividends reinvested in additional Thomson Reuters Corporation common shares.

The dividend reinvestment plan will continue to be available to registered Thomson Reuters Corporation shareholders who are resident in Canada, the United States and the United Kingdom. Thomson shareholders resident in other jurisdictions will be allowed to participate in the plan only if Thomson Reuters Corporation determines that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of Thomson Reuters Corporation common shares in the jurisdiction of those shareholders.

Over the course of 2008, Woodbridge plans to reinvest the equivalent of 50% of the dividends it receives in the first three quarters of the year. Woodbridge's dividend reinvestment in additional shares will be in accordance with the terms of Thomson Reuters Corporation's dividend reinvestment plan. Woodbridge's reinvestment decision reinforces Thomson Reuters' commitment to a strong capital structure and balance sheet.

Thomson Reuters PLC

Thomson Reuters PLC shareholders will be able to elect to have their dividends reinvested in additional Thomson Reuters PLC ordinary shares.

The dividend reinvestment plan will be available to registered Thomson Reuters PLC shareholders who are resident in the United Kingdom and the United States. Thomson Reuters PLC shareholders resident in other jurisdictions will be allowed to participate in the plan only if Thomson Reuters PLC determines that participation should be made available to those shareholders taking into account the necessary steps to comply with the laws relating to the offering and the sale of Thomson Reuters PLC ordinary shares in the jurisdiction of those shareholders.

70  MANAGEMENT INFORMATION CIRCULAR

Historical Dividend Information

The table below shows, for the periods indicated, the dividends declared on Thomson common shares since January 1, 2004. Thomson pays dividends on its common shares in U.S. dollars, but Thomson shareholders have the option of receiving dividends in Canadian dollars or British pounds sterling.

Period	Dividend Amount per Thomson Common Share

2008

First Quarter	$0.270

2007

Fourth Quarter	$0.245

Third Quarter	$0.245

Second Quarter	$0.245

First Quarter	$0.245

2006

Fourth Quarter	$0.220

Third Quarter	$0.220

Second Quarter	$0.220

First Quarter	$0.220

2005

Fourth Quarter	$0.200

Third Quarter	$0.200

Second Quarter	$0.200

First Quarter	$0.190

2004

Fourth Quarter	$0.190

Third Quarter	$0.190

Second Quarter	$0.190

First Quarter	$0.185

71

The table below shows, for the periods indicated, the dividends declared on Thomson Series II Preference Shares since January 1, 2004. Thomson pays dividends on its outstanding Series II Preference Shares in Canadian dollars at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Period	Dividend Amount per Thomson Series II Preference Share

2007

Fourth Quarter	C$0.273921

Third Quarter	C$0.274362

Second Quarter	C$0.261781

First Quarter	C$0.258904

2006

Fourth Quarter	C$0.264658

Third Quarter	C$0.264658

Second Quarter	C$0.250437

First Quarter	C$0.224384

2005

Fourth Quarter	C$0.208197

Third Quarter	C$0.188789

Second Quarter	C$0.185428

First Quarter	C$0.183390

2004

Fourth Quarter	C$0.184314

Third Quarter	C$0.165839

Second Quarter	C$0.164906

First Quarter	C$0.185792

72  MANAGEMENT INFORMATION CIRCULAR

The table below shows, for the periods indicated, the dividends declared on Reuters ordinary shares since January 1, 2004. Reuters has historically paid annual dividends on its ordinary shares through an interim payment in September and a final payment in May. While Reuters' dividends are declared in British pounds sterling, holders of Reuters ordinary shares have the option to receive dividends in U.S. dollars or other local currencies.

Period	Dividend Amount per Reuters Ordinary Share

2007

Fourth Quarter	–

Third Quarter	7.00 pence

Second Quarter	–

First Quarter	5.00 pence

2006

Fourth Quarter	–

Third Quarter	6.90 pence

Second Quarter	–

First Quarter	4.10 pence

2005

Fourth Quarter	–

Third Quarter	6.15 pence

Second Quarter	–

First Quarter	3.85 pence

2004

Fourth Quarter	–

Third Quarter	6.15 pence

Second Quarter	–

First Quarter	3.85 pence

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MANAGEMENT AND GOVERNANCE OF THOMSON REUTERS

Board of Directors

Following the Transaction, the boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC will comprise the same individuals. The term "Thomson Reuters board" refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC.

The Thomson Reuters board will initially be comprised of 15 directors.

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Nine of the initial directors will be current directors of Thomson, including David Thomson, who will be the Chairman, and W. Geoffrey Beattie, who will be a Deputy Chairman.

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Five of the initial directors will be current directors of Reuters, including Niall FitzGerald, who will be a Deputy Chairman and the Senior Independent Director.

•
Tom Glocer, the Chief Executive Officer of Thomson Reuters, will also be a director.

Following the Transaction, resolutions relating to the appointment, election, re-election or removal of directors will be voted upon by the shareholders of Thomson Reuters as Joint Electorate Actions.

Initial Directors

The following provides information as of February 25, 2008 regarding the individuals who will serve as the initial directors of Thomson Reuters, together with their place of residence, age, status as independent or non-independent, principal occupation, anticipated Thomson Reuters board committee memberships, and other current directorships. The following also provides the number of Thomson common shares and/or Reuters ordinary shares beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units ("RSUs"), deferred share units ("DSUs") and options of Thomson or the number of long-term incentives and options of Reuters held by, or credited to, them, in each case as of February 25, 2008.

David Thomson is Chairman of Thomson and a Chairman of Woodbridge. Mr. Thomson will be the Chairman of Thomson Reuters.

Previously, Mr. Thomson was a Deputy Chairman of Woodbridge. Mr. Thomson was named Chairman of Thomson in May 2002.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		None
David Thomson	Thomson Securities Held *
Age: 50	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	6,070	0	0	0
Thomson Director Since 1988 Non-independent	* Mr. Thomson also beneficially owns 5,000 ordinary shares of Reuters.

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W. Geoffrey Beattie is Deputy Chairman of Thomson and President of Woodbridge. Mr. Beattie will be a Deputy Chairman of Thomson Reuters. Mr. Beattie was named Deputy Chairman of Thomson in 2000.

Currently, Mr. Beattie is a member of the Thomson Corporate Governance and Human Resources Committees.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Royal Bank of Canada
Corporate Governance Committee
Human Resources Committee
W. Geoffrey Beattie	Thomson Securities Held
Age: 47	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	200,500	115,982	0	200,000
Thomson Director Since 1998 Non-independent

Niall FitzGerald, KBE, is Chairman of Reuters. Mr. FitzGerald will be a Deputy Chairman and the Senior Independent Director of Thomson Reuters.

Mr. FitzGerald has been Chairman of Reuters since 2004. Mr. FitzGerald was Chairman and Chief Executive Officer of Unilever from 1996 until his retirement in 2004.

Currently, Mr. FitzGerald is Chair of the Reuters Nominations Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		None
Corporate Governance Committee
Human Resources Committee
Niall FitzGerald, KBE	Reuters Securities Held
Age: 62	Ordinary Shares	Long-Term Incentives		Options
London, United Kingdom	80,000	0		0
Reuters Director Since 2003 Independent

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Tom Glocer is currently the Chief Executive Officer of Reuters. Mr. Glocer will be Chief Executive Officer of Thomson Reuters.

Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, Mr. Glocer became Chief Executive Officer of Reuters.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Merck & Co., Inc.
Tom Glocer	Reuters Securities Held [1]
Age: 48	Ordinary Shares	Long-Term Incentives		Options
New York, New York,	1,889,515	1,000,000		3,997,262
United States
Reuters Director Since 2000 Non-independent

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, Ms. Cirillo was Chief Executive Officer of Global Institutional Services at Deutsche Bank.

Currently, Ms. Cirillo is a member of the Thomson Corporate Governance Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Healthcare Property Investors, Inc.
	Corporate Governance Committee		DealerTrack Holdings, Inc.
	Human Resources Committee		ACE Ltd.
Mary Cirillo	Thomson Securities Held
Age: 60	Common Shares	RSUs	DSUs	Options
New York, New York,	0	0	6,449	0
United States
Thomson Director Since 2005 Independent

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Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm. Currently, Mr. Denning is Chair of the Thomson Human Resources Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Hewitt Associates Inc.
	Human Resources Committee		IHS, Inc.
Eclipsys Corporation
Genpact Limited
Steven A. Denning	Thomson Securities Held
Age: 59	Common Shares	RSUs	DSUs	Options
Greenwich, Connecticut,	20,000	0	16,339	0
United States
Thomson Director Since 2000 Independent

Lawton Fitt is a corporate director. From October 2002 to March 2005, Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London. From 1979 to October 2002, Ms. Fitt was an investment banker with Goldman Sachs & Co., where she was a partner from 1994 to October 2002, and a managing director from 1996 to October 2002.

Currently, Ms. Fitt is Chair of the Reuters Audit Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		CIENA Corporation
	Audit Committee		Overture Acquisitions Corp.
Lawton Fitt	Reuters Securities Held
Age: 54	Ordinary Shares	Long-Term Incentives		Options
New York, New York,	25,000	0		0
United States
Reuters Directors Since 2004 Independent

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Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution.

Currently, Mr. Martin is a member of the Thomson Audit Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Research in Motion Limited
Audit Committee
Roger L. Martin	Thomson Securities Held
Age: 51	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	6,000	0	17,338	0
Thomson Director Since 1999 Independent

Sir Deryck Maughan is a Managing Director of Kohlberg Kravis Roberts & Co. Sir Deryck was Chairman and Chief Executive Officer of Citigroup International until 2004.

Currently, Sir Deryck is a member of the Reuters Remuneration Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		GlaxoSmithKline plc
	Corporate Governance Committee		BlackRock Inc.
Sir Deryck Maughan	Reuters Securities Held
Age: 60	Ordinary Shares	Long-Term Incentives		Options
New York, New York,	0	0		0
United States
Reuters Director Since 2005 Independent

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Ken Olisa is the founder and Chairman of Restoration Partners Limited, a boutique technology merchant bank. Mr. Olisa was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992.

Currently, Mr. Olisa is a member of the Reuters Audit Committee.
Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors	Open Text Corporation
Audit Committee	Eurasian Natural Resources Corporation PLC
Ken Olisa	Reuters Securities Held
Age: 56	Ordinary Shares	Long-Term Incentives	Options
London, United Kingdom	2,550	0	0
Reuters Director Since 2004 Independent

Richard Olver is Chairman of BAE Systems PLC, a global defence and aerospace company. Mr. Olver was Deputy Group Chief Executive of BP PLC until 2004. He was also Chief Executive Officer of BP Exploration and Production Division between 1998 and 2002.

Currently, Mr. Olver is a member of the Reuters Audit and Nominations Committees.
Thomson Reuters Board/Committee Membership	Public Board Memberships
Board of Directors	BAE Systems PLC
Human Resources Committee
Richard L. Olver[2]	Reuters Securities Held
Age: 61	Ordinary Shares	Long-Term Incentives	Options
London, United Kingdom	10,000	0	0
Reuters Director Since 1997 Independent

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Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a holding company. Previously, Mr. Opperman was President of West Publishing Company.

Currently, Mr. Opperman is Chair of the Thomson Audit Committee.
	Thomson Reuters Board/Committee Membership		Board Memberships
	Board of Directors		DeCare Dental LLC
	Audit Committee		Blue Cross/Blue Shield of Minnesota
Avenet LLC
Vance K. Opperman	Thomson Securities Held
Age: 65	Common Shares	RSUs	DSUs	Options
Minneapolis, Minnesota,	50,000	0	22,068	0
United States
Thomson Director Since 1996 Independent

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a financial institution. Mr. Thompson was Vice Chairman of the Board of IBM until 2002.

Currently, Mr. Thompson is Chair of the Thomson Corporate Governance Committee and a member of the Thomson Audit Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		The Toronto-Dominion Bank
	Audit Committee		Royal Phillips Electronics N.V.
Corporate Governance Committee
John M. Thompson	Thomson Securities Held
Age: 65	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	2,500 [3]	0	12,536	0
Thomson Director Since 2003 Independent

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Peter Thomson is a Chairman of Woodbridge.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		None
Peter J. Thomson	Thomson Securities Held
Age: 42	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	0	0	1,366	0
Thomson Director Since 1995 Non-independent

John Tory is a director of Woodbridge and was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997.

Currently, Mr. Tory is a member of the Thomson Human Resources Committee.
	Thomson Reuters Board/Committee Membership		Public Board Memberships
	Board of Directors		Rogers Communications Inc.
Human Resources Committee
John A. Tory	Thomson Securities Held
Age: 77	Common Shares	RSUs	DSUs	Options
Toronto, Ontario, Canada	501,670	0	2,530	0
Thomson Director Since 1978 Non-independent

Notes:

1
Mr. Glocer's options and other share awards will vest and become fully exercisable when the Reuters Scheme is sanctioned by the English Court.

2
Mr. Olver was a director of AOA Sidanco from June 1998 to June 1999. On January 28, 1999, AOA Sidanco filed for bankruptcy protection and subsequently came out of bankruptcy to merge with TNK to form TNK-BP Ltd.

3
In addition, Mrs. J.M. Thompson owned 300 common shares of Thomson as of February 25, 2008.

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Executive Officers

Following the Transaction, the following individuals will serve as executive officers of Thomson Reuters.

Tom Glocer	Chief Executive Officer. Tom Glocer, 48, is currently the Chief Executive Officer of Reuters. Mr. Glocer joined Reuters in 1993 and has held a number of key leadership positions during his Reuters career, including Chief Executive Officer of Reuters Information and President and Senior Company Officer, Reuters America. In 2001, Mr. Glocer became Chief Executive Officer of Reuters. Mr. Glocer is a director of Merck & Co. Inc. and a former non-executive director of Instinet Group. Mr. Glocer has been a director of Reuters since 2000.

Robert D. Daleo	Chief Financial Officer. Bob Daleo, 58, is currently Executive Vice President and Chief Financial Officer of Thomson. Mr. Daleo began his career with Thomson in 1994 when he joined Thomson Newspapers as Senior Vice President and Chief Financial Officer. In 1996, he was appointed Chief Operating Officer of Thomson Newspapers, assuming responsibility for a significant portion of U.S. operations. At the beginning of 1997, he joined Thomson's corporate headquarters as Senior Vice President, Finance and Business Development. In 1998, Mr. Daleo became Chief Financial Officer of Thomson and has been a director of Thomson since 2001. Mr. Daleo is a director of Equifax Inc. and serves on the board of trustees for the New Jersey Community Development Corporation.

James C. Smith	Chief Executive Officer – Professional. Jim Smith, 48, is currently the Executive Vice President and Chief Operating Officer of Thomson. Previously, Mr. Smith served as President and Chief Executive Officer of Thomson Learning's Academic and Reference Group. Before that, Mr. Smith served as Executive Vice President, Human Resources and Administration of Thomson. Mr. Smith joined the Thomson Newspaper Group in 1987. Mr. Smith held several staff and operating positions of increasing responsibility within that group, culminating in his role as head of operations for Thomson Newspapers – US.

Devin Wenig	Chief Executive Officer – Markets. Devin Wenig, 41, is currently the Chief Operating Officer of Reuters. Mr. Wenig joined Reuters in 1993 as Corporate Counsel, Reuters America and held a number of senior management positions before being appointed President, Investment Banking & Brokerage Services in January 2001. Mr. Wenig was President, Business Divisions from 2003 until his appointment as Chief Operating Officer of Reuters in 2006. Mr. Wenig also serves on the board of directors of Nastech Pharmaceutical Company. He is a former non-executive director of Instinet Group. Mr. Wenig has been a director of Reuters since 2003.

Michael E. Wilens	Executive Vice President of Strategy, Technology and Innovation. Mike Wilens, 54, is currently Executive Vice President and Chief Technology Officer of Thomson. From 2000 to 2006, Mr. Wilens was President and Chief Executive Officer of Thomson Legal & Regulatory's North American Legal organization. Prior to that, Mr. Wilens was Chief Technology Officer for Thomson and Thomson West. Before joining Thomson, Mr. Wilens held senior management positions with Groupe Lagardère, Lawyers Cooperative Publishing and HCIA.

Gustav Carlson	Chief Marketing & Communications Officer. Gus Carlson, 49, is currently Senior Vice President, Chief Marketing & Communications Officer of Thomson. Mr. Carlson has more than 25 years of experience as a senior communications professional, award-winning national business journalist and author. Before joining Thomson in 2006, Mr. Carlson held senior communications positions at Accenture, Standard & Poor's, PaineWebber, Barnes & Noble and Hill & Knowlton. Mr. Carlson is a former business news editor for The New York Times and The Miami Herald.

Stephen Dando	Chief Human Resources Officer. Stephen Dando, 46, is currently Group Human Resources Director for Reuters. Prior to joining Reuters in 2006, Mr. Dando was Director, BBC People and a member of the BBC's Executive Committee and Executive Board for five years. Mr. Dando held various appointments at Diageo over a 12-year period including Global HR Director, Guinness.

Deirdre Stanley	General Counsel. Deirdre Stanley, 43, is currently Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1995 through 1997, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group.

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Summary of Corporate Governance Policies and Practices

Corporate Governance

The Thomson Reuters board is committed to maintaining a corporate governance structure that is generally consistent with the best practice recommendations of the Canadian securities regulatory authorities, the provisions of the UK Combined Code on Corporate Governance and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act of 2002. In addition, the corporate governance structure of Thomson Reuters will comply with most of the corporate governance listing standards of the NYSE and Nasdaq, notwithstanding that, as "foreign private issuers", Thomson Reuters Corporation and Thomson Reuters PLC are exempt from most of those standards.

Thomson Reuters' governance structure will permit the Thomson Reuters board to responsibly supervise the management of the business and affairs of Thomson Reuters. The Thomson Reuters board's principal responsibilities will be strategic planning, risk identification and financial, human resources, legal and regulatory oversight.

Thomson and Reuters believe that sustainable value creation for all shareholders will be fostered through a board that is informed and engaged and that functions independently of management. Responsibility for Thomson Reuters' governance structure will lie, in the first instance, with the Corporate Governance Committee, and more generally with the Thomson Reuters board. The Thomson Reuters board practices will be set out in corporate governance guidelines, which the Corporate Governance Committee will review annually, together with the committee charters. The corporate governance guidelines will deal with issues such as Thomson Reuters board's duties and responsibilities, share ownership requirements and conflicts of interest, and are analogous to a Thomson Reuters board mandate. The guidelines and committee charters will be publicly available in the "Investor Relations" section of Thomson Reuters' website.

Thomson Reuters Board and Committee Composition

The Thomson Reuters board's composition and procedures and those of its committees will ensure that the Thomson Reuters board functions independently of management. Position descriptions for the Chairman, for the Chair of each committee and for the Senior Independent Director will be approved by the Thomson Reuters board and will help ensure the independent operations of the Thomson Reuters board and its committees.

In January of each year, the Thomson Reuters board will have meetings focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan will address opportunities, risks, competitive position, financial projections and other key performance indicators for Thomson Reuters. Separate meetings later in the year will be devoted solely to broader strategic considerations for the business of Thomson Reuters. These strategy sessions will allow the directors of Thomson Reuters to discuss and shape Thomson Reuters' priorities and objectives. Throughout the year, the directors will be updated on the strategic progress as part of regular Thomson Reuters board and committee meetings.

At the conclusion of all Thomson Reuters board meetings, the non-management directors will meet as a group. One of the Deputy Chairmen will chair these meetings and inform management of their substance to the extent that action is appropriate or required.

Independent directors of Thomson Reuters will meet at least once each year without management directors or directors affiliated with Woodbridge. These meetings, which will follow a regularly scheduled Thomson Reuters board meeting, will be chaired by the Senior Independent Director. The Senior Independent Director will develop the agenda for these meetings, although discussion need not be limited to it. The agenda will generally address any issues that might be specific to a public corporation with a controlling shareholder. The Senior Independent Director will report to the Chairman on the substance of these meetings to the extent that action is appropriate or required and will be available for consultation with the independent directors as required.

To assist the Thomson Reuters board in operating independently of management, Thomson Reuters will also have a Secretary to the Thomson Reuters board who will report directly to the Chairman and the Deputy Chairmen and who will also act as secretary to each of the committees of the Thomson Reuters board.

The Thomson Reuters board will periodically consider the principal financial, accounting, legal, operational and other risks facing Thomson Reuters and the steps that management is taking to monitor and mitigate these risks. The Thomson Reuters board will also periodically receive reports on Thomson Reuters' operating activities, as well as reports on certain non-operational matters, including corporate governance, taxation, pension and treasury matters. Thomson Reuters will have a secure intranet site for the Thomson Reuters board that will be used to distribute information and to foster communication among directors and between directors and senior management.

The Thomson Reuters board will have complete access to members of Thomson Reuters' management and directors and will be encouraged to raise any questions or concerns directly with management. The Thomson Reuters board and its committees may invite any member of senior management, employee, outsider advisor or other person to attend or report at any of their meetings.

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The Thomson Reuters board and any of its committees will be able to retain an outside advisor at any time at the expense of Thomson Reuters and will have the authority to determine the advisor's fees and other retention terms. Individual directors will be able to retain an outside advisor at the expense of Thomson Reuters subject to notifying the Corporate Governance Committee in advance. It is expected that the Human Resources Committee will retain an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm will also review executive compensation programs and provide guidance and analysis on plan design and market trends and practices. The Human Resources Committee is also expected to utilize and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent.

Independent Directors

10 of the 15 initial directors of Thomson Reuters will be independent. In determining independence, Thomson and Reuters examined and relied on the applicable definitions of "independent" in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators' National Instrument 58-101 and the UK Combined Code on Corporate Governance. Thomson and Reuters also reviewed the results of questionnaires completed by each individual who will be an initial director.

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One of the initial directors (Tom Glocer) will not be independent because he will be the Chief Executive Officer of Thomson Reuters.

•
Four of the initial directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) will not be independent because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals will be a member of Thomson Reuters' executive management team.

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The remaining 10 initial directors will be independent.

Under the corporate governance guidelines to be adopted by the Thomson Reuters board, a director will not be considered independent unless the Thomson Reuters board affirmatively determines that the director has no "material relationship" with Thomson Reuters. In determining the independence of directors, the Thomson Reuters board will consider all relevant facts and circumstances, including that in the normal course of business, Thomson Reuters will provide services to, and receive services from, companies that some of the independent directors are affiliated with. For example, various in-house legal departments of a number of these companies subscribe to Thomson Legal's Westlaw service. Thomson and Reuters believe these types of relationships are immaterial. In particular, Thomson and Reuters acknowledge that Steven A. Denning and John M. Thompson are also directors of companies that Thomson Reuters will have a relationship with, but have determined that these relationships are not material and do not preclude a finding of independence.

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Mr. Denning is a director of Hewitt Associates Inc. In February 2005, Thomson entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When Thomson initially entered into the agreement, it expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, Thomson expects to pay Hewitt an aggregate of $165 million over a 10-year period. In 2007, Thomson paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by Thomson's Human Resources Committee and board of directors.

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Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, Thomson has a banking relationship with The Toronto-Dominion Bank and one of the bank's affiliates has served as a dealer for Thomson's recent offerings of debt securities in the United States.

Pursuant to applicable rules, the Chairman will not be considered independent because he is an executive officer of Woodbridge. As Chairman, David Thomson will seek to ensure that the Thomson Reuters board operates independently of senior management of Thomson Reuters. The Chairman will be responsible for establishing the agenda for Thomson Reuters board meetings, ensuring that the Thomson Reuters board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the Thomson Reuters board and senior management.

Controlled Company

The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, a majority of independent directors on its board of directors and solely independent directors on its compensation committee and nominating/corporate governance committee. These rules permit a "controlled company" to be exempt from these requirements. A "controlled company" is a company of which more than 50% of the voting power is held by an individual, group or another company. Controlled companies are not, however, exempt from the requirement that the audit committee must be comprised solely of independent directors and the requirement to hold executive sessions of non-management directors.

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Thomson, Reuters and Woodbridge believe it is appropriate for directors affiliated with Woodbridge to serve on committees of the Thomson Reuters board apart from the Audit Committee and anticipate that the Thomson Reuters board will approve Thomson Reuters' reliance on the controlled company exemption to do so.

Committees

The Thomson Reuters board will operate with three committees, each of which will have a written charter. The charters will be reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the Thomson Reuters board for changes. These charters will be publicly available in the "Investor Relations" section of Thomson Reuters' website. Following completion of the Transaction, the Thomson Reuters board composition and committee membership will be as set forth in the table below.

Director	Audit Committee	Corporate Governance Committee	Human Resources Committee

David Thomson

W. Geoffrey Beattie		•	•

Niall FitzGerald, KBE		Chair	•

Tom Glocer

Mary Cirillo		•	•

Steven A. Denning			Chair

Lawton Fitt	•

Roger L. Martin	•

Sir Deryck Maughan		•

Ken Olisa	•

Richard L. Olver			•

Vance K. Opperman	Chair

John M. Thompson	•	•

Peter J. Thomson

John A. Tory			•

  Audit Committee

The Audit Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the integrity of financial statements and other financial information relating to Thomson Reuters; (ii) compliance with risk management, and legal and regulatory requirements; (iii) the qualifications, independence and performance of the independent auditor; (iv) the adequacy and effectiveness of Thomson Reuters' internal control over financial reporting and disclosure controls and procedures; (v) the effectiveness of the internal audit function; and (vi) any additional matters delegated to the Audit Committee by the Thomson Reuters board.

The Audit Committee will be responsible for the hiring of the independent auditors, and will communicate directly with the independent auditor and the officer in charge of internal audit. The Audit Committee will also be responsible for overseeing management reporting and internal control systems. The Audit Committee will adopt a policy regarding pre-approval of all audit and permissible non-audit services to be performed by the independent auditors.

The Audit Committee will adopt procedures for the receipt, retention and treatment of complaints received by Thomson Reuters regarding accounting, internal accounting controls, auditing matters and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by employees of Thomson Reuters regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures will be set forth in the Thomson Reuters Code of Business Conduct and Ethics, described below under "Code of Business Conduct and Ethics".

All members of the Audit Committee will be financially literate in accordance with applicable Canadian, U.S. and UK securities rules. Thomson and Reuters have determined that, following the Transaction, no member of the Audit Committee will qualify as an "audit committee

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financial expert" (within the meaning of applicable SEC rules) or meet applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and UK Combined Code provisions. However, Thomson and Reuters consider that, collectively, the members of the Audit Committee will have the requisite skills and experience to properly discharge their responsibilities and anticipate that the Thomson Reuters board will consider these qualifications in future nominations to the Thomson Reuters board and appointments to the Audit Committee.

Following the Transaction, the Audit Committee will initially comprise Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson, all of whom will be independent.

  Corporate Governance Committee

The Corporate Governance Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) Thomson Reuters' overall approach to corporate governance; (ii) the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors; (iii) induction and continuing education for directors; (iv) related party transactions and other matters involving actual or potential conflicts of interest; and (v) any additional matters delegated to the Corporate Governance Committee by the Thomson Reuters board. The Corporate Governance Committee will also be responsible for reviewing directors' compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. To this end, the Corporate Governance Committee will periodically review director compensation in the marketplace. The Corporate Governance Committee will review the position descriptions for the Chairman and the Senior Independent Director of the Thomson Reuters board and the Chair of each committee and recommend any amendments to the Thomson Reuters board.

Following the Transaction, the Corporate Governance Committee will initially comprise Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson, all of whom will be independent except for Mr. Beattie.

  Human Resources Committee

The Human Resources Committee will be responsible for assisting the Thomson Reuters board in fulfilling its oversight responsibilities in relation to: (i) the compensation of the Chief Executive Officer and senior management; (ii) the selection and retention of senior management; (iii) planning for the succession of senior management; (iv) professional development for senior management; (v) the management of pension and significant benefit plans for employees; and (vi) any additional matters delegated to the Human Resources Committee by the Thomson Reuters board.

The Human Resources Committee will assist the Thomson Reuters board in setting objectives each year for the Chief Executive Officer. The Human Resources Committee will evaluate the performance of the Chief Executive Officer against these objectives at year end. The Human Resources Committee will report to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The Human Resources Committee will maintain a written position description for the Chief Executive Officer.

Following the Transaction, the Human Resources Committee will initially comprise Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Mary Cirillo, Richard L. Olver and John A. Tory, all of whom will be independent except for Mr. Beattie and Mr. Tory.

Board, Committee and Director Assessment Process

The Corporate Governance Committee will undertake an annual review of the effectiveness of the Thomson Reuters board and its committees. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings will be developed annually and given to directors. The individual responses, which will be confidential, will be consolidated by the Secretary to the Thomson Reuters board and reported to the Corporate Governance Committee and the Thomson Reuters board.

Director Qualifications and Board Size

The Corporate Governance Committee will be responsible for assessing the skills and competencies of current directors and those areas that could complement the operations of the Thomson Reuters board, the need for new directors and their preferred experience and qualifications. The Corporate Governance Committee will also be responsible for maintaining an understanding of the anticipated tenure of current directors, and the experience, needs and areas of expertise of the Thomson Reuters board as a whole. The Corporate Governance Committee will recommend candidates for initial board membership and board members for re-nomination. Recommendations will be based on character, integrity, judgment, business experience, record of achievement and any other skills and talents that would enhance the Thomson Reuters board and overall management of the business and affairs of Thomson Reuters. As necessary, the Corporate Governance Committee will retain an executive search firm to identify and evaluate potential director candidates in light of the Corporate Governance Committee's assessment of the Thomson Reuters board's composition.

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Director Recruitment, Induction and Education

The Corporate Governance Committee will maintain an ongoing assessment of the Thomson Reuters board's composition with respect to experience, qualifications and other factors.

New directors will be provided with induction materials describing the Thomson Reuters business, its corporate governance structure and related policies and information. New directors will also have meetings with the Chairman, Deputy Chairmen, Chief Executive Officer, Chief Financial Officer and other executive officers, including the heads of Thomson Reuters' major businesses. Early in their tenure, opportunities will be provided to new directors to visit some of the major facilities and meet with operations management. The Thomson Reuters board's secure website, monthly management reports and other means of communications will provide directors with information to ensure their knowledge and understanding of the business of Thomson Reuters remain current.

To facilitate ongoing education, the directors will be entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee will be responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

Majority Voting Policy

The Thomson Reuters board will adopt a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meetings of shareholders of Thomson Reuters, the director will tender his or her resignation to the Chairman of the Thomson Reuters board, to be effective when accepted by the Thomson Reuters board. The Corporate Governance Committee will consider the director's offer to resign and make a recommendation to the Thomson Reuters board as to whether to accept it. The Thomson Reuters board will have 90 days from the annual meeting to make and publicly disclose its decision.

Director Attendance

Directors will be expected to attend all meetings of the Thomson Reuters board, including committee meetings, if applicable, and annual meetings of shareholders.

Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer will be required to inform the Thomson Reuters board. Unless otherwise expressly determined by the Thomson Reuters board or relevant committee of The Thomson Reuters board, a director or officer who has a conflict of interest in a matter before the Thomson Reuters board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Related party transactions will be considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Code of Business Conduct and Ethics

Thomson Reuters will adopt a Code of Business Conduct and Ethics that will apply to all employees, directors and officers, including the Chief Executive Officer, Chief Financial Officer and principal accounting officer/controller, of Thomson Reuters. All employees, directors and officers will be required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, Thomson and Reuters contemplate that most employees will be required to take a mandatory online training course related to the Code. The Corporate Governance Committee will receive an annual report regarding the Code from the General Counsel of Thomson Reuters.

Corporate Communications

As part of the governance structure of Thomson Reuters, the Thomson Reuters board will ensure that appropriate policies and procedures are in place so that inquiries or other communications from shareholders, analysts and the media to management are answered by the investor relations and media relations professionals or referred to an appropriate person in Thomson Reuters. Senior executives will meet regularly with financial analysts and institutional investors, and Thomson Reuters' earnings conference calls will be broadcast live via webcast and will be accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences will be promptly made public on Thomson Reuters' website. The Thomson Reuters board will review and approve the contents of major disclosure documents, including the quarterly and annual financial statements and related management's discussion and analysis and the annual report.

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Summary of Director Compensation Arrangements

Compensation for directors of Thomson Reuters will be designed to attract and retain highly talented, committed and experienced directors. Thomson and Reuters believe that directors must be competitively compensated, taking into account the size and complexity of Thomson Reuters.

Thomson Reuters will enter into a letter agreement with each non-management director that will confirm certain matters relating to service as a director, including compensation, indemnification, share ownership guidelines and compliance with the majority voting policy.

The table below sets forth the annual retainers that will be paid to non-management directors of Thomson Reuters. Directors will not receive attendance fees.

Annual retainer for directors	$150,000

Annual retainer for Audit Committee and Human Resources Committee Chairs	$20,000

Annual retainer for Corporate Governance Committee Chair	$10,000

Annual retainer for Chairman	$600,000

Annual retainer for each Deputy Chairman	$300,000	[1]

Note:

1
Mr. FitzGerald will also receive RSUs annually with a value at the time of issue equal to the difference between £600,000 and $300,000. He will not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Deferred Share Units

To further align the interests of directors of Thomson Reuters with those of its shareholders, Thomson Reuters will adopt a share plan for non-management directors. Under the plan, non-management directors will have the option to receive all or any portion of their annual retainer in DSUs or in Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares as determined by the Human Resources Committee. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and will have the same value as one common share of Thomson Reuters Corporation. For a description of the principal terms of the share plan for non-management directors, see "Executive Compensation Policies of Thomson Reuters – Equity-Based Compensation Plans".

Share Ownership Guidelines

Directors will be encouraged to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the Thomson Reuters board.

Director Expenses

Directors will be reimbursed for reasonable travel and out-of-pocket expenses incurred in connection with their duties as directors. The Corporate Governance Committee will periodically review expenses submitted for reimbursement.

Director Indemnification and Insurance Arrangements

Directors of Thomson Reuters will be indemnified by Thomson Reuters Corporation and Thomson Reuters PLC to the extent permitted by applicable laws and regulations.

Under the OBCA, a corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation's request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding in which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation's request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Under the UK Companies Act, a company may not directly or indirectly indemnify a director of a company in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a "qualifying

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third party indemnity provision". An indemnity will be a "qualifying third party indemnity provision" for the purposes of the UK Companies Act provided that it does not indemnify the director against any liability the director incurs:

•
to the company or to an associated company (an associated company is, in effect, a company in the same group);

•
to pay a criminal fine or a regulatory penalty;

•
in defending criminal proceedings in which the director is convicted;

•
in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•
in an unsuccessful application for relief from liability under the UK Companies Act.

Thomson Reuters will purchase, at its expense, a directors' and officers' liability insurance policy that provides protection for its directors and officers against liability incurred by them in their capacities as such. Thomson and Reuters expect that this policy will provide for a limit of at least $100 million for each claim and $100 million in the aggregate and that there will be no deductible for this coverage. The insurance will apply in certain circumstances where Thomson Reuters may not indemnify its directors and officers for their acts or omissions. Premiums paid by Thomson Reuters relating to directors' and officers' liability insurance are expected to be between $2 million and $3.5 million per annum.

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EXECUTIVE COMPENSATION POLICIES OF THOMSON REUTERS

Overview

The Human Resources Committee of the Thomson Reuters board will be responsible for establishing, implementing and overseeing the compensation policies and programs for Thomson Reuters. The Human Resources Committee will ensure that the total compensation paid to the executive officers of Thomson Reuters is fair, reasonable and competitive.

Compensation Philosophy and Objectives

Thomson Reuters' overall philosophy and objectives regarding executive compensation will be to:

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link compensation with Thomson Reuters annual and long-term strategic and financial objectives;

•
align executives' interests with those of Thomson Reuters shareholders, with the ultimate goal of improving shareholder value;

•
encourage executives to achieve exceptional performance and provide an opportunity for senior executives to be compensated in the top quartile of the compensation paid by competitors when superior results are achieved;

•
attract, motivate, reward and retain high-quality key employees needed to support financial, operational and strategic growth and success;

•
provide flexibility to recognize and reward an individual executive's performance, responsibilities, experience, skills, value and contribution to Thomson Reuters; and

•
structure the compensation program efficiently from financial, accounting, tax and other perspectives.

Executive Compensation Analysis

The Human Resources Committee will engage a compensation consulting firm to serve as an independent advisor on matters relating to executive compensation. Representatives of the firm will be expected to be available to committee members on an ongoing basis and will generally attend Human Resources Committee meetings. The Human Resources Committee will have sole discretion over the terms and conditions of the relationship with the consulting firm.

In addition to the advice and guidance of its independent advisor, the Human Resources Committee will utilize and rely upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Survey data will be used for the specific country in which the executive works (unless on a designated international assignment) and comparison companies will include information companies with which Thomson Reuters directly competes. The Human Resources Committee will use this data as part of its due diligence in determining salary, target bonus and long-term incentive amounts.

Total Compensation

A senior executive's target total compensation will typically comprise:

•
a base salary;

•
a performance-based annual incentive bonus, which will usually be paid in cash;

•
long-term incentive bonus awards, including periodic grants (generally annual) of long-term incentives, such as stock options and/or RSUs, which may be subject to performance-based and/or time-based vesting requirements;

•
retirement and health and welfare-related benefits; and

•
in some instances, perquisites and other personal benefits.

In determining the mix and relative weighting of cash (base salary and bonus) versus equity-based incentives, Thomson Reuters will consider the appropriate proportion of compensation that should be at risk based on the executive's ability to affect and influence Thomson Reuters' short- and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through "at risk" performance-based compensation will increase directly with an executive's level of responsibility in Thomson Reuters. The target awards for executives at the most senior level will be split between 50% performance restricted share units ("PRSUs") and 50% stock options, while those at the next level will be split between 70% PRSUs and 30% stock options. The lowest level of eligible executives will receive 100% PRSUs. This will ensure that the senior-most executives are held most accountable for achievement of critical strategic and operating performance goals and for changes in shareholder value as well as the

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achievement of critical strategic and operating performance goals. As senior executives approach retirement age, there will generally be less emphasis placed on equity-based long-term incentives, which decreases the pressure executives feel to diversify their total net worth. This mix and weighting will align the interests of executives with those of shareholders, provide significant cash incentives and assist in keeping Thomson Reuters competitive in the market for high-quality executives.

The specific practices regarding each component of the Thomson Reuters executive compensation program are described below.

Base Salary

Base salary will typically be determined annually by reference to an executive's performance, an executive's experience and competitive considerations, such as salaries prevailing in the relevant market. Base salaries will also be evaluated in connection with certain promotions and other changes in job responsibilities. Generally, increases in base salaries will be determined primarily by the performance of Thomson Reuters, the segment of the business in which the executive works and the individual executive. For an executive in a business segment, the most heavily weighted factors will likely be the performance of that executive and that segment. For an executive with group-wide responsibilities, the most heavily weighted factors will likely be the performance of that executive and the performance of Thomson Reuters as a whole.

The Human Resources Committee will annually approve changes in base salary for senior executive officers. Salaries for executive officers (other than the Chief Executive Officer) will be established in part on the basis of recommendations by the Chief Executive Officer and on the basis of the Thomson Reuters board's and the Human Resources Committee's assessments of the executives' respective performances. The Chief Executive Officer's salary will be based on the Thomson Reuters board's and the Human Resources Committee's assessment of his or her performance.

Annual Cash Incentive Bonus

Thomson Reuters will use annual cash incentive bonus awards to motivate and reward senior executives for achieving and exceeding specified levels of financial and/or individual performance. Each Thomson Reuters business segment will establish awards within parameters the Human Resources Committee sets that take into account the performance goals of the particular business. The awards will be typically designed to reward the individual executive for the direct contribution that he or she can make to Thomson Reuters.

Target annual cash incentive bonus awards will initially be expressed as a percentage of a senior executive officer's base salary. The Human Resources Committee will set minimum (threshold), target and maximum levels for each component of the financial objective portion of the award. The maximum level for senior executive officers' annual cash incentive bonuses is expected to be 200% of the target award. After the end of the year, Thomson Reuters will measure its actual performance against the predetermined performance goals to determine the appropriate bonus amount earned, and the Human Resources Committee will determine the actual cash incentive bonus awards for senior executive officers in February following the close of the fiscal year.

In making determinations of the minimum, target and maximum levels, the Human Resources Committee will consider Thomson Reuters' specific circumstances for the year. Targets will be typically aligned with Thomson Reuters' strategic operating plan and financial expectations. In general, the Human Resources Committee will set targets so that the relative difficulty of achieving them is consistent from year to year.

For the first year after the Transaction closes, the Human Resources Committee is expected to assign the following weightings to the financial performance objectives for corporate-level senior executive officers:

•
45% based on revenue growth;

•
45% based on growth of operating profit before amortization; and

•
10% based on free cash flow growth.

For a definition of free cash flow, see "Operating and Financial Review of Thomson".

The Human Resources Committee will approve awards for senior executive officers. The Chief Executive Officer of Thomson Reuters or the chief executive officer of the relevant business segment will generally approve awards for other executives, subject to the guidelines imposed by the Human Resources Committee.

Long-Term Incentive Bonus

Thomson Reuters will grant long-term incentive bonus awards to key senior executives. The performance periods for the awards will typically be three years, coinciding with Thomson Reuters' operating planning cycles. Payments of long-term incentive awards will not be made unless predetermined targets are met.

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To best align these awards with key drivers of total shareholder return, the Human Resources Committee plans to issue stock options and PRSUs under the Thomson Reuters Stock Incentive Plan to certain senior executives who receive long-term incentives. A description of the stock options and PRSUs is presented below.

Equity-Based Compensation Plans

Thomson's existing equity-based compensation plans for its officers and employees consist of a stock incentive plan, a phantom stock plan, a deferred compensation plan, two employee stock purchase plans and its U.S. employees' 401(k) retirement savings plan. Thomson also maintains a share plan for its non-employee directors.

In connection with the Transaction, all of these plans other than the U.S. employees' 401(k) retirement savings plan will be amended and restated and adopted by each of Thomson Reuters Corporation and Thomson Reuters PLC. Although the amendments will, among other things, provide flexibility for awards under these plans to be valued by reference to, or otherwise be based on, either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, it is intended that awards under these plans will, where possible, be valued by reference to, or otherwise be based on, Thomson Reuters Corporation common shares.

Pursuant to applicable TSX rules, Thomson has previously obtained shareholder approval for the stock incentive plan, the deferred compensation plan and the employee stock purchase plans. Pursuant to UKLA rules that will be applicable to Thomson Reuters following completion of the Transaction, shareholder approval will be required for these plans as well as for the phantom stock plan and the non-employee director share plan. Accordingly, in connection with the Transaction, approval is being sought from shareholders of both Thomson and Reuters for the amendment and restatement of the stock incentive plan, the phantom stock plan, the deferred compensation plan, the employee stock purchase plans and the non-employee director share plan. If Thomson shareholders vote to approve the Transaction, and Reuters shareholders vote to approve these plans at the Reuters EGM, the shareholders of Thomson Reuters will be considered to have provided the requisite approvals for these plans under applicable TSX and UKLA rules. No shareholder approval is being sought for the U.S. employees' 401(k) retirement savings plan as it is not being amended in connection with the Transaction and it will not be adopted by Thomson Reuters PLC.

In connection with the Transaction, all options and other share awards under Reuters' existing share-based employee compensation plans will vest and/or become fully exercisable when the Reuters Scheme is sanctioned by the English Court. No further awards will be made under any of these plans following completion of the Transaction. Existing awards under Thomson's equity-based compensation plans will remain outstanding following completion of the Transaction and will be largely unaffected by the proposed amendments.

The following table sets forth information regarding the number of Thomson common shares reserved for issuance under Thomson's stock incentive plan, employee stock purchase plans, deferred compensation plan and U.S. employees' 401(k) retirement savings plan as at February 22, 2008, and the aggregate number of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares to be reserved for issuance under each such plan following completion of the Transaction.

	Thomson common shares reserved for issuance as at February 22, 2008		Aggregate of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares to be reserved for issuance following completion of the Transaction
Plan	Number	% of Total[1]	Number	% of Total[2]

Stock incentive plan	40,000,000	6.3	50,000,000	5.9

Employee stock purchase plans

US	6,000,000	0.9	8,000,000	1.0

Global	2,000,000	0.3	6,000,000	0.7

Deferred compensation plan	6,000,000	0.9	7,000,000	0.8

U.S. employees' 401(k) retirement savings plan	9,000,000	1.4	9,000,000	1.1

Total	63,000,000	9.9	80,000,000	9.5

Notes:

1
Based on 638,936,452 Thomson common shares outstanding as at February 22, 2008.

2
Based on the aggregate number of (i) 638,936,452 Thomson common shares outstanding as at February 22, 2008; and (ii) approximately 202,383,691 Thomson Reuters PLC ordinary shares estimated to be issued to Reuters shareholders on completion of the Transaction, assuming that all outstanding Reuters in-the-money share options and other share-based awards granted by Reuters have vested or been exercised.

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The Thomson Reuters Stock Incentive Plan

The Thomson Reuters stock incentive plan will provide for the grant of non-qualified stock options, incentive stock options ("ISOs"), stock appreciation rights ("SARs") and awards of RSUs, Thomson Reuters Corporation common shares, Thomson Reuters PLC ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at the date of the grant. Any employee or officer of Thomson Reuters (as may be determined by the Human Resources Committee) will be an eligible participant in the plan. Non-employee directors will not be eligible to participate in the plan.

Stock options, which have value only if the stock price increases, will be used to align executive interests with those of long-term shareholders. PRSUs will be used to link a portion of compensation to the achievement of longer-term financial goals. Additionally, time-based RSUs will be granted on a highly selective basis to high-performing, critical-to-retain executives. Equity-based awards will utilize multi-year vesting schedules to encourage executive retention and provide strong incentives for superior long-term future performance.

Thomson Reuters intends to divide senior executive officers' long-term equity awards as described under "Total Compensation" above. The blend of stock options and PRSUs is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to Thomson Reuters and strongly supportive of important strategic and human resource objectives over the long-term. Stock options will reward executives for increases in shareholder value and will thereby foster strong alignment between management and investors. Options will also support important management retention objectives as a result of the vesting requirements. However, the retention power and cost efficiency may be diminished during periods in which the stock price is flat or temporarily depressed because expense associated with options will be fixed at the time of grant and based on a theoretical value. Costs associated with the PRSUs will be variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs will thereby ensure a financially efficient outcome to Thomson Reuters by tying expense recognition to the achievement of specific financial goals. Because the payout will be tied to operational results, the PRSUs will also create strong "line of sight" between controllable performance and realized compensation, will reinforce the importance of achieving specific multi-year financial results and will mitigate the impact of stock price volatility on the retention power of the overall program.

All options are expected to vest 25% per year over four years. The exercise prices for options granted will be based on the fair market value of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares on the grant date, which will be the closing price of the shares on the day before the grant. The expiry date for options is expected to be no later than 10 years from the grant date. Options will expire at the later of the expiry date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in Thomson Reuters' securities by the Thomson Reuters insider trading policy, 10 business days after the period ends, subject to certain exceptions.

PRSUs will vest upon completion of a three-year performance cycle and will entitle the holder to receive Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares if threshold performance goals are met. At the time that the PRSUs vest, the number of units to be redeemed for shares may increase, decrease or remain the same depending on Thomson Reuters' performance over the three-year period. For awards granted in the first year after the Transaction closes, the final number of PRSUs that will vest will likely vary from 0% to 200% of the initial number awarded, and these awards are expected to be based 50% on Thomson Reuters' adjusted earnings per share growth and 50% on Thomson Reuters' return on invested capital performance over the three-year performance period (January 1, 2008 – December 31, 2010). PRSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, as applicable.

RSUs will accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, as applicable. RSUs will entitle executives to receive common shares of Thomson Reuters Corporation or ordinary shares of Thomson Reuters PLC at a future date or dates upon satisfaction of certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters or one of its subsidiaries on the vesting dates.

The Human Resources Committee intends to adopt an equity grant policy similar to that currently used by Thomson, which sets forth approval requirements for off-cycle awards. Under the policy, the Chief Executive Officer of Thomson Reuters will be authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the Chief Executive Officer's approval authority will be submitted to the Human Resources Committee. In addition, under the policy, unless Thomson Reuters is in a designated blackout period or is in possession of material non-public information, off-cycle awards will be granted on the last business day of each month. New hire awards will be made on the last business day of the month during which the grantee commenced employment with Thomson Reuters. Promotion-related awards will be made on the last business day of the month during which the grantee's promotion was made effective by Thomson Reuters. If Thomson Reuters is in a designated blackout period or otherwise is in possession of material non-public information on the date that a grant would typically be made, then the grant will not be made until the last business day of the month after the blackout period has ended, or when Thomson Reuters is no longer in possession of material non-public information.

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The Thomson Reuters Phantom Stock Plan

If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, Thomson Reuters may allocate units under a phantom stock plan to executive officers and senior employees of Thomson Reuters. After a prescribed length of time, a holder of units will be entitled to a cash payment based on the number of units and the increase, if any, in the market price of Thomson Reuters Corporation common shares or, as applicable, Thomson Reuters PLC ordinary shares from the date of grant.

Generally, in determining whether and how many grants to make under the stock incentive plan and allocations under the phantom stock plan, the Human Resources Committee does not plan to take into account the amount of previous allocations under the plans. Rather, the Human Resources Committee will likely make grants with a view to providing competitive total target compensation packages, in which long-term equity should be balanced against short-term compensation opportunities. The Human Resources Committee will not likely consider it relevant whether an executive has exercised options or units previously granted.

The Thomson Reuters Deferred Compensation Plan

A group of key executives in the United States will be eligible to participate in a deferred compensation plan, which will allow participants to voluntarily defer a percentage of annual base salary and annual and long-term cash incentive bonuses. Irrevocable elections to participate in this plan will need to be made before the beginning of the fiscal year. Certain participants in the plan will be eligible to convert deferred cash into DSUs. Deferred cash will be able to be converted into DSUs on the basis of the closing price of Thomson Reuters Corporation common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, Thomson Reuters will credit his or her plan account with a 10% DSU match, which matching units will generally vest over a period of four years. DSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. Thomson Reuters plans to issue new shares to satisfy its DSU obligations to participants.

The Thomson Reuters Employee Stock Purchase Plans

Following completion of the Transaction, Thomson Reuters plans to have employee stock purchase plans in the United States, the United Kingdom, Canada and other countries in which there are a significant number of employees, under which eligible employees, including Thomson Reuters executive officers, may purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a discount or other favorable manner. Employees who participate will be able to contribute a percentage of their eligible compensation through after-tax payroll deductions, up to a defined maximum for a particular period. At a time to be specified in the plans, Thomson Reuters will use employees' accumulated payroll deductions to purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. For employees based in the United Kingdom or other countries, the global employee stock purchase plan may operate as a "Save-As-You-Earn" ("SAYE") plan or share incentive plan ("SIP").

Below is a summary of the principal features of each equity-based compensation plan, including the amendments proposed to be made in connection with the Transaction. Copies of the plans are available to any shareholder of Thomson upon request by writing to: The Thomson Corporation, Attention: Legal Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by sending an e-mail request to legal@thomson.com.

The Thomson Reuters Stock Incentive Plan

Purpose

The stock incentive plan will enable grants of stock options and other equity-based awards to be made to selected participants so as to provide an additional incentive to such participants, encourage stock ownership by them and thereby increase their proprietary interest in Thomson Reuters' success and their desire to remain with Thomson Reuters. The stock incentive plan will assist Thomson Reuters in attracting and retaining employees.

Administration

The Human Resources Committee or a subcommittee thereof will administer the plan, select the participants under the plan, make grants under the plan and establish any limitations, restrictions and conditions upon any grants.

Eligibility; Participation

Any employee or officer of Thomson Reuters or, other than in respect of Thomson Reuters PLC and its subsidiaries, any other person as may be determined by the Human Resources Committee may be a participant under the stock incentive plan. Non-employee directors may not participate in the plan.

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Types of Awards

The stock incentive plan provides for the grant of non-qualified stock options, ISOs, SARs and awards of RSUs, Thomson Reuters Corporation common shares, Thomson Reuters PLC ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of such shares at the date of the grant. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation common shares on the NYSE or the closing price of the Thomson Reuters PLC ordinary shares on the LSE, as applicable.

•
Options.  The holder of an option will be entitled to purchase a number of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a specified exercise price during a specified time period, all as determined by the Human Resources Committee.

•
SARs.  The plan has two different types of SARs – Stand Alone SARs and Tandem SARs. Stand Alone SARs are stock appreciation rights that are not issued in connection with an option. Tandem SARs are stock appreciation rights that are granted in connection with an option. Tandem SARs may only be issued to participants in the plan who are not U.S. citizens or residents. A Stand Alone SAR is the right to receive such number of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares that has a fair market value at the date of exercise equal to the excess, if any, of (i) the fair market value of the shares underlying the exercised Stand Alone SARs as of the date of exercise over (ii) the fair market value of such shares as of the date that the applicable award was granted. Stand Alone SAR awards can only be settled in the relevant company's shares. Tandem SARs may only be exercised at the same time, and to the same extent, that the underlying related option is exercisable. Upon the exercise of a Tandem SAR, a participant is entitled to receive an amount equal to the excess, if any, of (x) the fair market value of the option as of the date of exercise over (y) the exercise price of the option.

•
RSUs.  RSUs entitle the holder to receive Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares at a future date or dates determined by the Human Resources Committee, provided that the holder has satisfied certain terms and conditions, including, for example, continued full-time employment with Thomson Reuters on the vesting date(s).

•
Other Awards.  The Human Resources Committee may grant certain awards subject to specified performance objectives, including, without limitation, the performance of Thomson Reuters or a division or business unit generally, in the absolute or in relation to peers, or the performance of a particular participant. The Human Resources Committee may also grant awards of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares and other awards that are valued in whole or in part by reference to, or are otherwise based on, the fair market value of such shares at the date of the grant. These types of awards will be in the form and subject to terms and conditions determined by the Human Resources Committee at the date of the grant.

Shares Available

The maximum number of shares that may be issued under the stock incentive plan will be 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, SARs or RSUs). Shares may consist, in whole or in part, of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares issued from treasury or Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares purchased on the open market or any combination thereof.

The maximum number of shares that may be issued under plan awards held by any one person under the stock incentive plan must not exceed 5% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the stock incentive plan to any individual during any one year period is 2,500,000.

The maximum number of shares which may be issued under plan awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of Thomson Reuters (i) to all "insiders" may not exceed 10% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis, and (ii) to all "insiders" and such insiders' "associates" during any one year period may not exceed 5% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, at such time determined on a non-diluted basis.

The maximum number of shares that may be issued through ISOs under the stock incentive plan will be 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised shall be available for new awards under the stock incentive plan.

Option Exercise Price; SAR Grant Price

The stock incentive plan requires that the exercise price of all options shall not be less than the fair market value of the underlying shares on the date of the grant. The exercise price of an option may be established in any currency determined by the Human Resources Committee. Stand

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Alone SARs are granted based on the fair market value of the underlying shares on the date of the grant. Tandem SARs are granted based on the related option exercise price.

Term, Exercisability and Vesting

No option or SAR will be exercisable later than 10 years after its date of grant; provided, however, that if the expiry date or sale of any shares received upon exercise of an option or SAR occurs during a "blackout period" under Thomson Reuters' insider trading policy, or other period during which a participant is prohibited from trading in Thomson Reuters securities, the exercise term of such option or SAR shall be extended by 10 business days after the period ends. In no event shall any such extended expiry date be beyond (i) December 31 of the calendar year in which such option or SAR was due to expire or, (ii) the 15th day of the third month following the day on which the option or SAR was otherwise due to expire. On granting an option, the Human Resources Committee will determine when an option may become exercisable. The Human Resources Committee will also determine when a RSU may become vested.

Termination of Employment

Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the Human Resources Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters.

Assignment

Options, SARs and RSUs may not be sold, assigned, transferred, pledged or otherwise encumbered by the participant other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement, unless the Human Resources Committee determines at the time of grant or thereafter that the award (other than ISOs) is transferable, to the extent permitted by applicable law. Tandem SARs are transferable only to the extent that the related option is transferable.

Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares, or other corporate change affecting such shares, the Thomson Reuters board or the Human Resources Committee will make appropriate adjustment in or substitution for (a) the number or kind of shares or other securities reserved for issuance pursuant to the stock incentive plan; (b) the number or kind of shares or other securities subject to outstanding awards; (c) the exercise price of shares or other securities subject to outstanding awards; and (d) the number or kind of shares subject to any other awards under the stock incentive plan.

Effect of Certain Events

If at any time the Thomson Reuters board or the Human Resources Committee determines it advisable to do so in connection with any proposed sale or conveyance of all or substantially all of the property and assets of Thomson Reuters Corporation, Thomson Reuters PLC and/or Thomson Reuters, or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, or other transaction of a like nature, Thomson Reuters may give written notice to all participants whom the Thomson Reuters board considers affected thereby advising that, subject to such terms and conditions as determined by the Thomson Reuters board or the Human Resources Committee, (a) their respective options may be exercised only within a specified period not to be less than 20 days after such date of the notice and not thereafter and that all rights of the participants under any options not exercised will terminate at the expiration of the specified period and (b) with respect to any other awards granted under the plan, Thomson Reuters will advise whether any restrictions or limitations will continue to remain in effect.

Amendment

The Thomson Reuters board or the Human Resources Committee may amend or suspend the stock incentive plan or any portion thereof, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or reporting body. The Thomson Reuters board and/or the Human Resources Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:

•
increases the maximum number of shares that can be issued under the stock incentive plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•
increases the maximum number of shares which may be issued under the awards held by a participant;

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•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•
extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•
extends eligibility to participate in the stock incentive plan to a non-employee director;

•
changes the rights attaching to the Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares; or

•
is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Termination

The Thomson Reuters board or the Human Resources Committee may terminate the stock incentive plan or any portion thereof, subject to applicable law. Outstanding awards granted prior to the date of termination will not be affected.

The Thomson Reuters Phantom Stock Plan

If tax or securities regulations make it impracticable or inefficient for Thomson Reuters to make grants of options under the stock incentive plan, Thomson Reuters may instead allocate units under the phantom stock plan, the terms of which are substantially similar to the stock incentive plan except that, instead of receiving an option to purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, a holder of units is entitled to a cash payment based on the number of units and the increase, if any, in the fair market value of the underlying shares at the date of the grant. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation common shares on the NYSE or the closing price of the Thomson Reuters PLC ordinary shares on the LSE, as applicable.

The Thomson Reuters Deferred Compensation Plan

Purpose

The deferred compensation plan will provide specified benefits to a limited group of senior executives who contribute materially to the continued growth, development and future business success of Thomson Reuters.

Eligibility; Participation

A limited group of senior executives selected by the Human Resources Committee or a subcommittee thereof will be eligible to participate in the plan.

On an annual basis, participants in the plan may elect to defer a percentage of their base salary, annual incentive bonus and/or long-term incentive bonus. Elections will generally be effective for one full calendar year and participants may not change their elections during the year. Participants in the plan may allocate their deferred amounts among a variety of investment options.

Certain participants in the plan will be eligible to convert deferred cash, as well as Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares receivable upon the exercise of options, into DSUs. Deferred cash, Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares may be converted into DSUs on the basis of the closing price of Thomson Reuters Corporation common shares on the NYSE on the day before the deferral or conversion. These DSUs will generally vest immediately. If a participant elects to hold DSUs, his or her plan account is also credited with a 10% DSU match, which matching units will generally vest over a period of four years. The DSU match becomes fully vested on death or termination of employment for disability. On cessation of employment

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at or after age 55, a portion of the DSU match vests. On any other cessation of employment, the DSU match is forfeited. Additional DSUs are automatically credited to participants' accounts representing dividends that are paid on Thomson Reuters Corporation common shares.

When a participant elects to defer pay into the plan, he or she can choose whether to receive that year's deferral amount plus credited investment returns (i) at retirement; or (ii) after the completion of a minimum of five plan years, which is called a short-term payout. U.S. Internal Revenue Service rules prohibit distributions of amounts deferred prior to 2005 to certain "key employees" for a period of time.

Shares Available

The maximum number of shares that may be issued under the deferred compensation plan to satisfy obligations in respect of DSUs is 7,000,000. Shares may consist only of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares issued from treasury. The plan does not specify a maximum percentage of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares that may be issued to insiders of Thomson Reuters under the plan. Further, the plan does not specify a maximum number of shares that any one person is entitled to receive under the plan. However, under the stock incentive plan, the maximum number of shares which may be issued under awards held by a participant granted under the stock incentive plan and under any other share compensation arrangement of Thomson Reuters (i) to all "insiders" may not exceed 10% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis, and (ii) to all "insiders" and such insiders' "associates" during any one year period may not exceed 5% of the aggregate number of outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, at such time determined on a non-diluted basis.

If an outstanding DSU expires or is terminated pursuant to the plan, the shares allocable to the unexercised portion of the unit shall again be available for issuance under the plan.

Termination of Employment

The following describes the effect of termination of employment for participants other than "key employees".

•
If a participant ceases employment at or after age 55, the vested portion of his or her plan account will be paid out according to the payment option elected. Payments begin as soon as practicable after the retirement date.

•
If a participant's employment terminates for any reason other than retirement, disability or death, he or she will receive his or her entire plan account amounts as a lump sum payment as soon as practicable after the termination of employment. However, if a participant is involuntarily terminated without cause, and the vested value of the participant's plan account is at least $100,000 when employment terminates, the retirement distribution election will govern the distribution of the plan account.

•
If a participant becomes disabled, he or she shall continue to be treated as an employee and shall be eligible to receive his or her benefits under the plan. However, the participant may be treated as a terminated employee, in which case, the vested account balance will be distributed in a lump sum as soon as practicable.

•
If a participant dies, his or her vested account balance will be paid to his or her designated beneficiary according to the payment option designated by the participant as soon as practicable. However, if the vested value of the participant's plan account is less than $50,000 at the time of the participant's death, the participant's vested account balance may be distributed in a lump sum or in installments as soon as practicable.

No Rights as Shareholders

A participant who holds DSUs shall have no rights as a shareholder with respect to any DSUs credited to his or her account until such units are converted into Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares and distributed to participants.

Assignment

Neither a participant nor any other person shall have any right to commute, sell, assign, transfer, pledge, anticipate, mortgage or otherwise encumber, transfer, hypothecate, alienate or convey in advance of actual receipt the amounts, if any, payable under the plan.

Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other corporate change or in the event of any special distribution to shareholders, the number of DSUs (including matching DSUs) credited to a participant's account shall be adjusted as is determined necessary and appropriate.

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Effect of Change of Control

If a change of control of Thomson Reuters occurs, all benefits shall be distributed to participants in a lump sum. A change in control under the plan includes the direct or indirect holdings of the Thomson family, in the voting power or fair market value of the stock of Thomson Reuters Corporation or any successor thereto, falling below 40%. A change of control would also occur if Thomson Reuters sold substantially all of its assets to an unrelated third party at any time, or within a two year period.

Amendment

Thomson Reuters, may, at any time, amend or modify the deferred compensation plan, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. Thomson Reuters may make any amendments to the plan without seeking shareholder approval, except for an amendment which:

•
increases the maximum number of shares that can be issued under the deferred compensation plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•
increases the maximum number of shares which may be issued under DSUs credited to a participant;

•
results in the crediting of DSUs to a participant's account at a price lower than the fair market value of a Thomson Reuters Corporation common share for the relevant date;

•
changes the provisions relating to adjustments in the number of DSUs (including matching DSUs) credited to a participant's account in the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•
extends eligibility to participate in the deferred compensation plan to a non-employee;

•
changes the rights attaching to the Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares; or

•
is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

However, no amendment or modification may operate to (i) decrease the value of a participant's account balance computed as of the date the amendment or modification is approved; or (ii) effect the timing of a distribution of an account balance that is scheduled to commence on or before such date; provided, however, that the distribution of installment payments may be accelerated by paying the account balance in a lump sum or in quarterly installments (annual installments in the case of DSUs).

Termination

Thomson Reuters may terminate the plan at any time. However, the termination of the plan shall not adversely affect any participant or beneficiary who has become entitled to any benefits under the plan as of the date of termination; provided, however, that installment payments may be accelerated without premium or prepayment penalty by distributing an amount equal to the participant's account balance in a lump sum or in quarterly installments (annual installments in the case of DSUs). Upon termination of the plan, each participant shall become 100% vested in his or her matching DSU account.

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The Thomson Reuters Employee Stock Purchase Plans

The employee stock purchase plans will be comprised of a U.S. plan and a global plan. The U.S. plan is intended to qualify as an employee stock purchase plan under section 423 of the U.S. Tax Code, and participation will be limited to eligible U.S. employees. The global plan is not intended to qualify as an employee stock purchase plan under section 423 of the U.S. Tax Code, and participation will be limited to eligible employees located outside of the United States.

Purpose

The employee stock purchase plans will provide eligible employees with an opportunity to purchase Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares on a cost-effective basis through payroll deductions. The plans are an important component of the benefits package and enhance Thomson Reuters' ability to attract and retain employees and further align the interests of employees with shareholders.

Administration

The employee stock purchase plans will be administered under the direction of the Human Resources Committee or a subcommittee thereof. The Human Resources Committee will have the authority to interpret the plans and to make all other determinations necessary or advisable in administering them.

Eligibility; Participation

For the U.S. plan, employees of designated U.S. subsidiaries who customarily work at least 20 hours per week will initially be eligible to participate. For the global plan, eligibility standards will be similar, but will vary from country to country. Employees who, after receiving a right to purchase shares under the plans, would own shares or rights to purchase shares representing 5% or more of the aggregate voting and economic interests in Thomson Reuters are ineligible to participate. In addition, an employee's right to purchase shares under all employee stock purchase plans of Thomson Reuters may not accrue at a rate that exceeds $25,000 of the fair market value of such shares (determined at the time such right is granted) for any calendar year in which a right under the plan would be outstanding. Participation in the employee stock purchase plans will be at the election of each eligible employee. There is no maximum percentage or amount of shares that insiders or any one person is entitled to receive under the plans.

To participate in an employee stock purchase plan, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation (i.e., annual base salary, overtime pay and commissions) for each full payroll period in the offering period.

Shares Available

A maximum of 8,000,000 shares will be available for issuance under the U.S. plan and a maximum of 6,000,000 shares will be available for issuance under the global plan. Shares may consist, in whole or in part, of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares issued from treasury or Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares purchased on the open market or a combination thereof, all as determined by the Human Resources Committee. If an outstanding purchase right expires or is terminated pursuant to an employee stock purchase plan, the shares allocable to the unexercised portion of the right shall again be available for issuance under the plan.

Purchases

Eligible employees enroll in an offering period prior to the start of the offering period. A new offering period begins every quarter. Each offering period consists of a three-month period during which payroll deductions are accumulated to purchase shares at the end of each three-month offering period. Shares are purchased at a price equal to 85% of their fair market value on the last trading day of an offering period. Fair market value will be determined by reference to the closing price of the Thomson Reuters Corporation common shares on the NYSE and the Thomson Reuters PLC ordinary shares on the LSE, as applicable.

Termination of Employment

If a participant is terminated for any reason, including voluntary or involuntary termination, retirement or death, prior to the last day of the purchase period, the amount in the employee's employee stock purchase plan account will be returned to the employee and the employee's right to purchase shares will automatically terminate.

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Assignment

Rights to exercise a purchase right or receive shares under an employee stock purchase plan may not be assigned, transferred, pledged or otherwise disposed of in any way (other than by the laws of descent and distribution or to a designated beneficiary upon death, as provided in the plan) by the participant.

Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of any stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares, the Thomson Reuters board or the Human Resources Committee will determine the appropriate equitable adjustments, if any, to be made, including adjustments to the number and purchase price of shares that may be purchased under an employee stock purchase plan.

Participation Adjustment

If the total number of shares that may be purchased by participants under an employee stock purchase plan exceeds the number of shares available under the plan, the plan administrator will make a pro rata allocation of the remaining shares among the participants.

Effect of Certain Events

In the event of a dissolution or liquidation of Thomson Reuters Corporation and/or Thomson Reuters PLC, any offering period then in progress will terminate immediately, unless the Thomson Reuters board provides otherwise. In the event of a proposed sale or conveyance of all or substantially all of the property and assets of Thomson Reuters Corporation, Thomson Reuters PLC and/or Thomson Reuters, or any proposed merger, consolidation, amalgamation or offer to acquire all or any portion of the outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, or other transaction of a like nature, each right under the plans will be assumed or an equivalent right will be substituted by the successor corporation or parent. If a successor corporation refuses to assume or substitute for outstanding rights, the offering period then in progress will be shortened and a new purchase date will be set as of which the offering period then in progress will terminate.

Amendment

The Thomson Reuters board or the Human Resources Committee may at any time amend the employee stock purchase plans, subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. The Thomson Reuters board or the Human Resources Committee may make any amendments to the employee stock purchase plans without seeking shareholder approval, except for an amendment which:

•
increases the maximum number of shares that can be issued under the employee stock purchase plans, including a change to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

•
lowers the purchase price payable for any shares under the employee stock purchase plans;

•
changes the provisions relating to adjustments in the number and purchase price of shares that may be purchased under the employee stock purchase plans, in the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

•
extends eligibility to participate in the employee stock purchase plans to non-employees;

•
changes the rights attaching to the Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares; or

•
is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Except as permitted by the employee stock purchase plans, no amendment to the plans may make any change to any right previously granted if that change materially and adversely affects the rights of a participant.

Termination

The Thomson Reuters board or the Human Resources Committee may terminate the employee stock purchase plans at any time, provided that no termination may affect rights previously granted.

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Possible Plans for Employees in the UK and Other Countries

For employees based in the United Kingdom or other countries, the global employee stock purchase plan will permit the operation of a SAYE plan or SIP. Any SAYE plan or SIP will conform, to the fullest extent possible, to the global employee stock purchase plan, except for aspects of the plan that are not permitted under or are not consistent with the enabling legislation.

Under a SAYE plan, employees would agree to save through after-tax payroll deductions for a period of three or five years with a third party bank, up to a yearly maximum of £3,000. They would concurrently be granted purchase options at a 15% discount to the market value of common shares at the time of grant. At maturity, the employee's savings account would be credited by the third party bank with a "bonus" in lieu of interest, at a fixed rate. At the end of the maturity period, the employee could either exercise the purchase options and acquire the shares within a six month window, or take the accumulated savings fund and bonus in cash. The total number of shares that would be purchased would be equal to the total of the payroll contributions plus any applicable bonus amount, divided by the option price. An employee who entered into a five year savings contract could, at the end of the five year savings period, leave the funds with the third party bank for an additional two years. The employee could not make more savings contributions, but would earn a larger "bonus".

Under a SIP, employees would acquire common shares at the then-market value through pre-tax payroll deductions, up to a yearly maximum of £1,500. While a SIP would not permit a purchase of shares at a discount to fair market value, participating employees would be provided with up to three free "matching" shares for every 17 shares that they purchase, which would effectively replicate the 15% discount provided in the employee stock purchase plan. The purchased shares would then be held in a trust for a minimum holding period of between three and five years (five years for full tax efficiency), after which employees could sell the shares. While the shares are held in the trust, dividends could be reinvested in further shares, which would be held in the trust. The employees would be able to withdraw their purchased shares at any time, but if they did so before the end of the agreed-upon holding period, they would lose their free matching shares and would not benefit from the full tax efficiencies afforded by the SIP.

The Thomson Reuters' U.S. employees' 401(k) retirement savings plan

Thomson Reuters will maintain 401(k) retirement savings plans that cover substantially all of its U.S. employees, including most of its senior executives. These plans will be tax-qualified company sponsored retirement savings plans, under which participating employees may contribute up to 25% of their compensation on a combined before-tax or after-tax basis (16% for employees who are considered to be highly compensated). Depending on the terms of the particular plan, Thomson Reuters may also make a matching contribution to amounts contributed by participating employees. During 2007, the maximum before tax contribution that could be made by a participating employee was $15,500 per year (or $20,500 per year for certain participants age 50 and over). The plans will have different investment options, one of which will be the Thomson Reuters Stock Fund which will comprise Thomson Reuters Corporation common shares issued from treasury or purchased on the open market. Employees will only contribute to the Thomson Reuters Stock Fund if they elect to do so. The maximum number of Thomson Reuters Corporation common shares that may be issued under the Thomson Reuters Stock Fund will be 9,000,000.

The Thomson Reuters Non-Employee Director Share Plan

Purpose

The non-employee director share plan will promote a greater alignment of interests between directors and shareholders of Thomson Reuters.

Administration

The Human Resources Committee or a subcommittee thereof will interpret and administer the plan, establish, amend and rescind any rules and regulations relating to the plan and make any of the determinations that the Human Resources Committee deems necessary or desirable for the administration of the plan.

Eligibility; Participation

Any director of Thomson Reuters who is not an employee of Thomson Reuters will be eligible to participate in the plan.

On an annual basis, participants in the plan may elect to receive all or any portion of their annual retainer and other amounts payable for their services on the Thomson Reuters board in the form of DSUs, shares or cash. Shares may consist of Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares as determined by the Human Resources Committee.

Types of Remuneration

If a participant elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) will be used to purchase shares on the open market.

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A DSU is a bookkeeping entry credited to an account maintained for the participant, and has the same value as one Thomson Reuters Corporation common share. If a participant elects to receive DSUs, units representing the value of a Thomson Reuters Corporation common share will be credited to the participant's account. Fair market value will be determined by reference to the closing price of Thomson Reuters Corporation common shares on the NYSE on the date of grant. Additional DSUs will automatically be credited to a participant's account representing dividends that are paid on Thomson Reuters Corporation common shares.

Termination of Board Service

DSUs will be paid to a participant within one year following termination of board service. Payment will be made in Thomson Reuters Corporation common shares or cash (net of withholding taxes) based on the fair market value of Thomson Reuters Corporation common shares on the date of payment.

Adjustments

In the event of any change in the number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of any stock dividend or split, recapitalization, merger, consolidation, combination or exchange of shares or other corporate change affecting such shares or in the event of any special distribution to shareholders, the number of DSUs credited to a participant's account will be adjusted as is determined necessary and appropriate.

Amendment

The Thomson Reuters board may, at any time, amend the non-employee director share plan subject to those provisions of applicable law, if any, that require the approval of shareholders or any governmental or regulatory body. However, no amendment may affect any participant's rights with respect to DSUs to which such participant is then entitled under the plan without such participant's consent.

Termination

The Thomson Reuters board may terminate the non-employee director share plan at any time. However, no termination may affect any participant's rights with respect to DSUs to which such participant is then entitled under the plan without such participant's consent; provided, however, that if so terminated, prior awards shall, at the discretion of the Thomson Reuters board, either become immediately payable or remain outstanding in effect in accordance their applicable terms and conditions.

Retirement Benefits

The retirement benefits for Thomson Reuters will be designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers.

Perquisites and Other Personal Benefits

Thomson Reuters will provide its executive officers with perquisites and other personal benefits that Thomson Reuters and the Human Resources Committee believe are reasonable and consistent with its overall compensation program to better enable Thomson Reuters to attract and retain superior employees for key positions. For certain executive officers, these perquisites and benefits will include executive medical coverage, use of company automobiles and corporate aircraft, tax preparation and financial planning assistance and payment of club dues. The Human Resources Committee will periodically review the level of perquisites and other personal benefits provided to the executive officers.

Share Ownership

The use of long-term equity-based incentive compensation programs will further align the interests of senior executives of Thomson Reuters with those of its shareholders and enable them to share in the long-term growth and success of Thomson Reuters. Senior executives will be required to maintain an equity interest in Thomson Reuters, consisting of Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, with a value equal to a multiple of their salary. The highest multiple is expected to be five times salary and the lowest will be one times salary. The value of DSUs and shares acquired pursuant to the U.S. employees' 401(k) retirement savings plan, employee stock purchase plans and other comparable plans will count toward meeting the share ownership requirement. Unvested RSUs and PRSUs and all stock options will not count toward the guidelines. Thomson Reuters' share ownership guidelines will provide that senior executives will be required to retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of RSUs and PRSUs until they have attained the share ownership requirements.

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CONTROLLING SHAREHOLDER OF THOMSON REUTERS

On February 22, 2008, Woodbridge beneficially owned 449,278,894 Thomson common shares, or approximately 70% of the outstanding Thomson common shares. Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53% and will be the controlling shareholder of Thomson Reuters.

Woodbridge

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled Thomson through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Relationship with Thomson Reuters

Woodbridge's primary investment is its holding of Thomson common shares. It actively monitors Thomson as a controlling shareholder and will monitor Thomson Reuters on the same basis. In its involvement with Thomson Reuters, Woodbridge will focus on these matters:

•
corporate governance, including the effectiveness of the Thomson Reuters board;

•
appointment of the Chief Executive Officer and other members of senior management and related succession planning;

•
development of the long-term business strategy of Thomson Reuters and assessment of its implementation; and

•
capital strategy.

With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

Support of Reuters Trust Principles

Pursuant to the Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Reuters Trust Principles and to use its voting rights to give effect to this support. See "Reuters Trust Principles and Reuters Founders Share Company – Effect of the Transaction".

Other Investments

Woodbridge invests in a small number of significant, privately held businesses, using its management and financial expertise to contribute to the making of key strategic decisions.

Control

For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters shareholders without the consent of other shareholders including, among other things, the election of the Thomson Reuters board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or take-over. Current and former directors and officers of

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Woodbridge will be among the initial directors and officers of Thomson Reuters, including the Chairman and a Deputy Chairman. For details of the initial membership of the Thomson Reuters board and management, see "Management and Governance of Thomson Reuters".

Related Party Transactions

The Corporate Governance Committee of the Thomson Reuters board will consider any transactions that may take place between Thomson Reuters and Woodbridge with any committee members related to Woodbridge abstaining from voting. In addition, transactions between Woodbridge and Thomson Reuters will be subject to public disclosure and other requirements under applicable Canadian and UK securities laws.

See "Information Concerning Thomson – Related Party Transactions" for information on certain transactions that Thomson has entered into with Woodbridge and certain of its affiliates since January 1, 2004.

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RISK FACTORS

Thomson shareholders should consider the following risks related to the Transaction and the future business and operations of Thomson Reuters in evaluating whether to approve the Arrangement Resolution. The risks and uncertainties below represent the risks that management of Thomson and Reuters believe are material. Risks and uncertainties affecting the shareholders of Thomson which arise out of or are related to the Transaction are discussed under "Risks Related to the Transaction". If any of the events or developments discussed below under "Risks Related to the Business and Operations of Thomson Reuters" actually occurs, the business, financial condition or results of operations of Thomson Reuters could be adversely affected. Other factors not presently known to Thomson or Reuters or that Thomson and Reuters presently believe are not material could also affect the Transaction or the future business and operations of Thomson Reuters.

Risks and uncertainties relating to the business and operations of Thomson are also discussed in the materials that Thomson files with or furnishes to securities regulatory authorities in Canada and the United States from time to time, including its current annual information form, which is contained in its current annual report on Form 40-F, and the other documents of Thomson incorporated by reference herein. Risks and uncertainties relating to the business and operations of Reuters are also discussed in the materials that Reuters files with or furnishes to the securities regulatory authorities in the United Kingdom and the United States from time to time, including its current annual report on Form 20-F.

Risks Related to the Transaction

There can be no certainty that the Transaction will be completed.

Completion of the Transaction is subject to the requisite approvals of shareholders of each of Thomson and Reuters and of the Ontario Court and the English Court. There can be no assurance that these conditions will be satisfied or that the Transaction will be completed as currently contemplated or at all.

If the Transaction is not completed, Thomson will remain liable for significant consulting, accounting and legal costs relating to the Transaction and will not realize anticipated synergies, growth opportunities and other benefits of the Transaction. If the Transaction is delayed, the achievement of synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

A termination fee of £86.8 million will be payable by Thomson to Reuters if the Arrangement Resolution is not approved by Thomson shareholders prior to December 31, 2008.

The consideration payable to Reuters shareholders pursuant to the Transaction is based on a fixed exchange ratio that does not account for changes in share prices or exchange rates prior to the Effective Date.

The consideration payable to Reuters shareholders pursuant to the Transaction is based on a fixed exchange ratio, which by its nature will not adjust to compensate for declines in the Reuters share price or increases in the Thomson share price or changes to exchange rates prior to the Effective Date, and the terms of the Transaction do not include "collar" provisions or share price-based termination rights that would be triggered by a decrease in the Reuters share price or an increase in the Thomson share price.

Benefits from the Transaction may not be achieved to the extent, or within the time period currently expected, which could eliminate, reduce or delay the achievement of synergies expected to be generated by the Transaction.

Under the Transaction, Thomson Reuters Corporation and Thomson Reuters PLC will operate as a unified group. In addition to the potential revenue growth generated by Thomson Reuters, the Transaction is expected to deliver synergies at an annual run rate in excess of $500 million by the end of the third year after closing from areas such as shared technology platforms, third party content and corporate services. To realize the expected benefits of the Transaction, management of Thomson Reuters must implement a business plan which successfully integrates the Thomson Reuters business. Thomson Reuters may encounter difficulties during the post-closing integration process that could eliminate, reduce or delay the realization of the synergies that are currently expected. Among other things, these difficulties could include:

•
unexpected integration issues, higher than expected integration costs and an overall post-closing integration process that takes longer than originally anticipated;

•
the inability to successfully integrate operations, technologies, products and services;

•
inconsistent and/or incompatible business practices, operating procedures, information systems, financial controls and procedures, cultures and compensation structures between the companies;

•
difficulty coordinating sales, distribution and marketing efforts to effectively promote Thomson Reuters' products;

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•
loss of key employees;

•
modification or termination of existing agreements with customers and suppliers and delayed entry into new agreements with prospective customers and suppliers; and

•
the diversion of management's attention from day-to-day business as a result of the need to deal with integration issues.

As a result of these difficulties, the actual synergies generated by the Transaction may be less, and may take longer to realize, than is currently expected.

The Transaction may not maximize the growth potential of, or deliver greater value for, Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own.

One of the principal reasons for the Transaction is to maximize the growth potential of Thomson Reuters beyond the level that either Thomson or Reuters could have achieved on its own. Achieving this growth potential is dependent upon a number of factors, many of which will be beyond the control of Thomson Reuters. Thomson Reuters may not be able to pursue successfully innovative product development opportunities or enhance the quality and competitiveness of Thomson Reuters' product offerings to the extent anticipated. The inability to realize the full extent of the anticipated growth opportunities from the Transaction, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, operating results and financial strength of Thomson Reuters. As a result, Thomson shareholders might achieve more value over the long-term if Thomson were to pursue its existing strategy or an acquisition of, or a business combination with, an entity other than Reuters.

Holders of Thomson Reuters Corporation common shares will have less voting influence in Thomson Reuters than they currently have in Thomson.

Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body, including in the election of directors. Accordingly, although Thomson Reuters Corporation shareholders will continue to have one vote per common share held, they will have less voting influence in Thomson Reuters than they currently have in Thomson.

The value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will be related to the economic performance of Thomson Reuters.
The dividends, capital returns and the value of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will be related to the economic performance of the Thomson Reuters business. For example, economic returns on the shares of each company will be dependent on the economic performance of Thomson Reuters and the Thomson Reuters board will consider the perspective of Thomson Reuters as a whole in declaring dividends on Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares.

The trading prices of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares may not be the same and the difference between them may be material.

Notwithstanding that the economic interests of the Thomson Reuters Corporation common shares and the Thomson Reuters PLC ordinary shares will be aligned in accordance with the Equalization Ratio, the trading prices of the Thomson Reuters common shares and the Thomson Reuters PLC ordinary shares may not be the same (when adjusted for the applicable exchange rate) and the difference between them may be material. The difference may arise for various reasons, including the characteristics of the markets in which they trade, such as trading volumes and currencies.

The DLC structure may be adversely affected by changes to legislation and regulations.

The DLC structure has been developed on the basis of existing law and policies of regulatory authorities in Canada, the United Kingdom and the United States. Changes to such laws or policies (including changes to tax laws) may impact upon, or alter the rights, benefits or protections afforded to, each of Thomson Reuters Corporation and Thomson Reuters PLC and their respective shareholders under the DLC structure.

The DLC structure involves risks and costs not associated with more common acquisition structures.

The DLC structure is a relatively uncommon way of acquiring a company and it involves different issues and risks than those associated with other more common acquisition structures. The Transaction will be implemented by means of contracts between Thomson Reuters Corporation and Thomson Reuters PLC and provisions in their organizational documents and not by operation of a take-over bid for Reuters or a merger or amalgamation of the two companies. The legal effect of these contractual rights may be different than the legal effect of a take-over bid, merger or amalgamation and there may be difficulties in enforcing them. In addition, certain of the contracts between Thomson Reuters

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Corporation and Thomson Reuters PLC provide that they are enforceable only by the two companies and not directly by their shareholders. Nevertheless, shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC might challenge the validity of the contracts or their lack of standing to enforce rights under these contracts, and courts may interpret or enforce these contracts in a manner inconsistent with the provisions and intentions of the companies expressed in the DLC Documents.

There is uncertainty as to the enforceability of provisions of the DLC Documents, including those relating to an insolvency of one company or both companies. For example, in the event of an insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take actions to restore Economic Equivalence as between the shares of the two companies. There is no assurance that a court would interpret or enforce that obligation in a manner consistent with the terms of the DLC Documents and the intentions of the companies expressed therein.

Thomson Reuters will have two parent companies, both of which will be publicly listed, and will comply with both Canadian and UK corporate law and different regulatory and stock exchange requirements in Canada, the UK and the U.S. This is likely to require more administrative time and cost than is currently the case for each company.

Each of Thomson Reuters Corporation and Thomson Reuters PLC will be exposed to the credit risk of the other.

In light of the Cross-Guarantees, each of Thomson Reuters Corporation and Thomson Reuters PLC will be exposed to the credit risk of the other. For example, if Thomson Reuters PLC is unable or fails to pay its contractual indebtedness or other obligations, a creditor under a contract may require Thomson Reuters Corporation to pay all amounts due.

The DLC structure involves risks to the Thomson Reuters Corporation shareholders with respect to the support arrangements.

The DLC structure provides that in the event of the insolvency of Thomson Reuters PLC, Thomson Reuters Corporation must take certain actions to support Thomson Reuters PLC and its shareholders to restore Economic Equivalence as between the shares of the two companies. The DLC structure does not provide a reciprocal obligation by Thomson Reuters PLC to support Thomson Reuters Corporation in the event of the insolvency of Thomson Reuters Corporation.

The DLC structure also provides that Thomson Reuters Corporation must take certain actions to support Thomson Reuters PLC where it is required to declare or pay a dividend or other cash distribution but is unable to do so. Thomson Reuters PLC is not required to support Thomson Reuters Corporation in the event that Thomson Reuters Corporation is unable to declare or pay a dividend or other cash distribution.

Accordingly, there is a risk that Thomson Reuters Corporation will be required to support Thomson Reuters PLC and its shareholders although Thomson Reuters Corporation and its shareholders would not receive support in corresponding circumstances.

Changes in the tax residence of Thomson Reuters Corporation or Thomson Reuters PLC could cause adverse tax consequences for Thomson Reuters.

It is intended that Thomson Reuters Corporation will remain resident only in Canada for tax purposes and that Thomson Reuters PLC will remain resident only in the UK for tax purposes. However, if Thomson Reuters Corporation were to cease to be resident solely in Canada and/or Thomson Reuters PLC were to cease to be resident solely in the UK for tax purposes (including as a result of changes in applicable laws or in CRA and/or HMRC practice), this could cause adverse tax consequences for Thomson Reuters.

Reuters Founders Share Company will hold a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC and may be in a position to affect the governance and management of Thomson Reuters.

Reuters Founders Share Company was established to safeguard the Reuters Trust Principles, including the independence, integrity and freedom from bias in the gathering and dissemination of information and news. Reuters Founders Share Company will hold a Reuters Founders Share in each of Thomson Reuters Corporation and Thomson Reuters PLC. The interest of Reuters Founders Share Company in safeguarding the Reuters Trust Principles may conflict with other business objectives of Thomson Reuters, impose additional costs or burdens on Thomson Reuters or otherwise affect the management and governance of Thomson Reuters. In addition, the Reuters Founders Shares will enable Reuters Founders Share Company to exercise extraordinary voting power to safeguard the Reuters Trust Principles and to thwart those whose holdings of voting shares of Thomson Reuters Corporation or Thomson Reuters PLC threaten the Reuters Trust Principles. As a result, Reuters Founders Share Company may prevent a change of control (including by way of a take-over bid or similar transaction) of Thomson Reuters in the future. The effect of these rights of Reuters Founders Share Company may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

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Provisions in the DLC Documents that are designed to ensure that shareholders of Thomson Reuters Corporation and Thomson Reuters PLC are treated on an equivalent basis with respect to take-over bids and similar transactions may prevent or discourage take-over bids and similar transactions.

Thomson and Reuters believe that it is essential to the implementation and operation of the DLC structure that holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction for such shares. Accordingly, the DLC Documents contain provisions that are intended to impede a person from making a take-over bid or similar transaction for shares of one company without also making an equivalent take-over bid or similar transaction for shares of the other company. The effect of these provisions may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares if these provisions are viewed as preventing or discouraging take-over bids or similar transactions for shares of either company.

The rights and privileges of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders will be governed by different laws and regulations.

Ontario law and the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws will govern Thomson Reuters Corporation and its relations with its shareholders. UK law and the Thomson Reuters PLC Articles will govern Thomson Reuters PLC and its relations with its shareholders. Although the rights and privileges of shareholders of Thomson Reuters Corporation will be comparable to those of shareholders of Thomson Reuters PLC, particularly taking into account the effects of the DLC structure, their respective rights and privileges will differ in certain respects due to differences between Ontario law and regulations and UK law and regulations and between the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles.

Risks Related to the Business and Operations of Thomson Reuters

Thomson Reuters may be adversely affected by changes in the general economy.

The performance of Thomson Reuters will depend on the financial health and strength of its customers, which in turn will be dependent on the general economies in its major markets in North America, Europe and Asia. A downturn in the financial markets, a recession in one or more of the countries in which Thomson Reuters will operate or significant trading market disruptions or suspensions could adversely affect its business, in particular the financial information businesses of Thomson Reuters. On an unaudited pro forma consolidated basis, approximately 60% of Thomson Reuters' revenues for the financial year ended December 31, 2006 were derived from financial information businesses. Cost-cutting by customers in response to a weak economic climate may also adversely affect Thomson Reuters' financial results.

Thomson Reuters will operate in highly competitive markets and may be adversely affected by this competition.

The information and news industries are highly competitive and Thomson Reuters will have established competitors. Many principal competitors will have substantial financial resources, recognized brands, technological expertise and market experience. Thomson Reuters' competitors are also expected to enhance continuously their products and services, develop new products and services and invest in technology to better serve the needs of their existing customers and to attract new customers. A number of Thomson Reuters' competitors are expected to acquire additional businesses in key sectors that will allow them to offer a broader array of products and services. Thomson Reuters may also face competition from Internet service companies and search providers that could pose a threat to some of its businesses by providing more in-depth offerings, adapting their products and services to meet the demands of their customers or combining with one of their traditional competitors to enhance their products and services. Competition may require Thomson Reuters to reduce the price of its products and services or make additional capital investments that would adversely affect profit margins. If Thomson Reuters is unable or unwilling to do so, it may lose market share and its financial results may be adversely affected.

Thomson Reuters may be adversely affected by changes in legislation and regulation.

Laws relating to communications, data protection, e-commerce, direct marketing and digital advertising and the use of public records have become more prevalent in recent years. Existing and proposed legislation and regulations, including changes in the manner in which such legislation and regulations are interpreted by courts, in the United States, the United Kingdom, Canada and other jurisdictions may impose limits on Thomson Reuters' collection and use of certain kinds of information and its ability to communicate such information effectively to its customers. It is difficult to predict in what form laws and regulations will be adopted or how they will be construed by the relevant courts, or the extent to which any changes might adversely affect Thomson Reuters.

In addition, changes in tax laws and/or uncertainty over their application and interpretation may adversely affect the results of Thomson Reuters. Thomson Reuters will operate in many countries worldwide and its earnings will be subject to taxation in many different jurisdictions and at different rates. Thomson Reuters will seek to organize its affairs in a tax efficient manner, taking account of the jurisdictions in which it

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operates. Tax laws that apply to Thomson Reuters may be amended by the relevant authorities, for example, as a result of changes in fiscal circumstances or priorities. Such amendments, or their application to Thomson Reuters, may adversely affect its results.

Increased accessibility to free or relatively inexpensive information sources may reduce demand for the products and services of Thomson Reuters.

In recent years, more public sources of free or relatively inexpensive information have become available, particularly through the Internet, and this trend is expected to continue. For example, some governmental and regulatory agencies have increased the amount of information they make publicly available at no cost. Public sources of free or relatively inexpensive information may reduce demand for the products and services of Thomson Reuters. Although Thomson and Reuters believe their information is more valuable and enhanced through analysis, tools and applications that are embedded into customers' workflows, the financial results of Thomson Reuters may be adversely affected if its customers choose to use these public sources as a substitute for Thomson Reuters' products or services.

Thomson Reuters may be unable to derive fully the anticipated benefits from its existing or future acquisitions, joint ventures, investments or dispositions.

Thomson and Reuters have acquired, invested in and/or disposed of, and in the future Thomson Reuters may seek to acquire, invest in and/or dispose of, various companies and businesses. In the future, Thomson Reuters may not be able to successfully identify attractive acquisition opportunities or make acquisitions on terms that are satisfactory to it from a commercial perspective. In addition, competition for acquisitions in the industries in which Thomson Reuters will operate is escalating, which could increase costs of acquisitions or cause Thomson Reuters to refrain from making certain acquisitions. Thomson Reuters may also be subject to increasing regulatory scrutiny from competition and antitrust authorities. Achieving the expected returns and synergies from past and future acquisitions will depend in part upon Thomson Reuters' ability to integrate the products and services, technology, administrative functions and personnel of these businesses into its segments in an efficient and effective manner. It cannot be assured that Thomson Reuters will be able to do so or that its acquired businesses will perform at anticipated levels. If Thomson Reuters is unable to successfully integrate acquired businesses, the anticipated revenues and profits may be lower. Thomson's and Reuters strategies have also historically resulted in decisions to dispose of assets or businesses that were no longer aligned with their strategic objectives. Thomson and Reuters have expended, and continue to expend, costs and management resources in an effort to complete these divestitures. Any failures or delays in completing divestitures could have an adverse effect on Thomson Reuters' financial results and on its ability to execute its strategy.

If Thomson Reuters is unable to develop new products, services, applications and functionalities to meet its customers' needs, attract new customers or expand into new geographic markets, its ability to generate additional revenues may be adversely affected.

The information and news services industries are undergoing rapid evolution. The growth strategy of Thomson Reuters involves developing new products, services, applications and functionalities to meet its customers' needs for critical information solutions and maintaining a strong position in the sectors that it will serve. Thomson Reuters will need to anticipate and respond to its customers' needs in order to improve its competitiveness. In addition, Thomson Reuters plans to grow by attracting new customers and expanding into new geographic markets. It may take a significant amount of time and expense to develop new products, services, applications and functionalities to meet needs of customers, attract new customers or expand into new geographic markets. If Thomson Reuters is unable to do so, its ability to generate additional revenues may be adversely affected.

Thomson Reuters will rely heavily on network systems and the Internet and any failures or disruptions may adversely affect its ability to serve its customers.

Thomson Reuters will be dependent on the ability to handle rapidly substantial quantities of data and transactions on computer-based networks and the capacity, reliability and security of its electronic delivery systems and the Internet. Any significant failure or interruption of these systems, including operational services, loss of service from third parties, sabotage, break-ins, terrorist activities, human error, natural disaster, power or coding loss and computer viruses could cause Thomson Reuters' systems to operate slowly or interrupt service for periods of time and could have a material adverse effect on its business and results of its operations. The ability to effectively use the Internet may be impaired due to infrastructure failures, service outages at third party Internet providers or increased government regulation. These events could adversely affect Thomson Reuters' ability to store, handle and deliver data and services to customers.

The continuing increase in the update rates of market data may impact product and network performance from time to time. Factors that have significantly increased the market data update rates include:

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the emergence of proprietary data feeds from other markets;

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•
high market volatility;

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decimalization;

•
reductions in trade sizes resulting in more transactions;

•
new derivative instruments;

•
increased automatically-generated algorithmic and program trading;

•
market fragmentation resulting in an increased number of trading venues; and

•
multiple listings of options and other securities.

Changes in legislation and regulation pertaining to market structure and dissemination of market information may also increase update rates. While Thomson Reuters will implement a number of capacity management initiatives, there can be no assurance that it and its network providers will be able to accommodate accelerated growth of peak traffic volumes or avoid other failures or interruptions.

Thomson Reuters will be dependent on third parties for information and other services and may not be able to maintain agreements with these parties and the services provided by third parties may not be performed adequately, which may reduce profit margins or market share.

Thomson Reuters will obtain significant information through licensing arrangements with content providers. Some content providers may seek to increase licensing fees for providing their proprietary content. If Thomson Reuters is unable to renegotiate commercially acceptable licensing arrangements with these content providers or find alternative sources of equivalent content, it may be required to reduce profit margins or experience a reduction in its market share.

Operating internationally involves challenges that Thomson Reuters may not be able to meet and that may adversely affect Thomson Reuters' ability to grow.

There are certain risks inherent in doing business internationally which may adversely affect Thomson Reuters' ability to grow. These risks include difficulties in penetrating new markets due to established and entrenched competitors, difficulties in developing products and services that are tailored to the needs of local customers, lack of local acceptance or knowledge of Thomson Reuters' products and services, lack of recognition of its brands, unavailability of joint venture partners or local companies for acquisition, instability of international economies and governments, exposure to adverse government action in countries where Thomson Reuters may conduct reporting activities, changes in laws and policies affecting trade and investment in other jurisdictions, and exposure to varying legal standards, including intellectual property protection laws. Adverse developments in any of these areas could cause Thomson Reuters' actual results to differ materially from expected results. However, there are also advantages to operating internationally, including a proportionately reduced exposure to the market developments of a single country or region.

Thomson Reuters may be unable to realize all of the anticipated cost savings and operating efficiencies from its initiatives designed to make it a more integrated group.

Thomson Reuters will pursue initiatives designed to make it a more integrated operating group and achieve targeted savings and operating efficiencies, similar to the THOMSONplus program and the Reuters Core Plus program. These programs involve investing in new revenue initiatives and transformation initiatives, including content and development transformation, common platform development, customer administration and data center rationalization. To accomplish these initiatives, costs must be incurred primarily related to technology, restructuring and consulting services. There is a risk that Thomson Reuters will not achieve the targeted savings and operating efficiencies as quickly as anticipated, or at all, and the future expenses associated with these initiatives may not exceed expected levels.

The goodwill of Thomson Reuters will be key to its ability to remain a trusted source of information and news.

The integrity of Thomson Reuters' reputation is key to its ability to remain a trusted source of information and news. Failure to protect the Reuters or Thomson brands or failure to uphold the Reuters Trust Principles may adversely impact Thomson Reuters credibility as a trusted supplier of content and may have a negative impact on its information and news business.

Thomson Reuters may be subject to impairment losses that would reduce its reported assets and earnings.

Goodwill and identifiable intangible assets will comprise a substantial portion of the total assets of Thomson Reuters. Economic, legal, regulatory, competitive, contractual and other factors may affect the value of goodwill and identifiable intangible assets. If any of these factors impair the value of these assets, accounting rules would require that Thomson Reuters reduce their carrying value and recognize an impairment charge, which would reduce its reported assets and earnings in the year the impairment charge is recognized.

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Significant investments in technology by Thomson Reuters may not increase its revenues or decrease its operating costs, which may adversely affect its financial results.

Thomson Reuters plans to continue to make significant investments in technology, including spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. It cannot be assured that these significant investments in technology will be able to increase revenues or decrease operating costs and this may adversely affect Thomson Reuters' financial results.

The customers of Thomson Reuters may become more self-sufficient, which may reduce demand for its products and services and adversely affect its financial results.

The customers of Thomson Reuters may decide to develop independently certain products and services that they currently obtain from Thomson Reuters, including through the formation of consortia. To the extent that customers become more self-sufficient, demand for the products and services of Thomson Reuters may be reduced which may adversely affect its financial results.

The intellectual property rights of Thomson Reuters may not be adequately protected, which may adversely affect its financial results.

Many of the products and services of Thomson Reuters will be based on information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson Reuters will rely on agreements with its customers and patent, trademark, copyright and other intellectual property laws to establish and protect its proprietary rights in its products and services. Third parties may be able to copy, infringe or otherwise profit from the proprietary rights of Thomson Reuters without authorization and the Internet may facilitate these activities. The lack of specific legislation relating to the protection of intellectual property rights for content delivered through the Internet or other electronic formats creates an additional challenge for Thomson Reuters in protecting its proprietary rights in content delivered through these media. Thomson Reuters will also conduct business in some countries where the extent of effective legal protection for intellectual property rights is uncertain. It cannot be assured that Thomson Reuters will have adequate protection of its intellectual property rights. If Thomson Reuters is not able to protect its intellectual property rights, its financial results may be adversely affected.

The credit ratings of Thomson Reuters Corporation and Thomson Reuters PLC may be downgraded, or there may be adverse conditions in the credit markets, which may impede Thomson Reuters' access to the debt markets or raise its borrowing rates.

Access to financing for Thomson Reuters will depend on, among other things, suitable market conditions and the maintenance of suitable long-term credit ratings. The credit ratings of Thomson Reuters Corporation and Thomson Reuters PLC may be adversely affected by various factors, including increased debt levels, decreased earnings, declines in customer demands, increased competition, the deterioration in general economic and business conditions and adverse publicity. Any downgrades in the credit ratings of Thomson Reuters Corporation or Thomson Reuters PLC may impede Thomson Reuters' access to the debt markets or raise its borrowing rates.

Thomson Reuters may operate in an increasingly litigious environment, which may adversely affect its financial results.

Thomson Reuters may become involved in legal actions and claims arising in the ordinary course of business. Due to the inherent uncertainty in the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position and results of operations of Thomson Reuters.

Thomson Reuters will be significantly dependent on technology and the rights related to it, including rights in respect of business methods. This, combined with the recent proliferation of "business method patents" issued by the U.S. Patent Office, and the increasingly litigious environment that surrounds patents in general, increases the possibility that Thomson Reuters could be sued for patent infringement. If such an infringement suit were successful, it is possible that the infringing product would be enjoined by court order and removed from the market and Thomson Reuters could be required to compensate the party bringing the suit either by a damages claim or through ongoing license fees or other fees, and such compensation could be significant, in addition to the legal fees that would be incurred defending such a claim.

Currency fluctuations and interest rate fluctuations may have a significant impact on the reported revenues and earnings of Thomson Reuters.

The financial statements of Thomson Reuters will be expressed in U.S. dollars and will, therefore, be subject to movements in exchange rates on the translation of the financial information of businesses whose operational currencies are other than its reporting currency. It is anticipated that Thomson Reuters will receive revenue and incur expenses in many currencies and will thereby be exposed to the impact of fluctuations in

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various currency rates. To the extent that these currency exposures are not hedged, exchange rate movements may cause fluctuations in the consolidated financial statements of Thomson Reuters. In addition, an increase in interest rates from current levels could adversely affect the results of Thomson Reuters in future periods.

If Thomson Reuters does not continue to recruit and retain high quality management and key employees, it may not be able to execute its strategy.

The completion and execution of the strategy of Thomson Reuters depends on its ability to continue to recruit and retain high quality management and other employees across all of its businesses. Thomson Reuters will compete with many businesses that are seeking skilled individuals, including those with advanced technological abilities. Thomson Reuters may not be able to continue to identify or be successful in recruiting or retaining the appropriate qualified personnel for its businesses and this may adversely affect its ability to execute its strategy.

Thomson Reuters will have significant funding obligations in respect of pension and post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters.

Thomson Reuters will have significant funding obligations in respect of various pension and other post-retirement benefit arrangements that are affected by factors outside the control of Thomson Reuters. The valuations of material plans are determined by independent actuaries. Long-term rates of return for pension plans and post-retirement benefit arrangements are based on evaluations of historical investment returns and input from investment advisors. These valuations and rates of return require assumptions to be made in respect of future compensation levels, expected mortality, inflation, the expected long-term rate of return on the assets available to fund the plans, the expected social security costs and medical cost trends, along with the discount rate to measure obligations. These assumptions are reviewed annually. While Thomson and Reuters believe that these assumptions are appropriate given current economic conditions, significant differences in results or significant changes in assumptions may materially affect pension plan and post-retirement benefit obligations and related future expenses for Thomson Reuters.

Woodbridge will control Thomson Reuters and will be in a position to affect Thomson Reuters' governance and operations.

Based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%. For so long as Woodbridge maintains its controlling interest in Thomson Reuters, it will generally be able to approve matters submitted to a majority vote of Thomson Reuters shareholders without the consent of other shareholders, including, among other things, the election of the Thomson Reuters board. In addition, Woodbridge may be able to exercise a controlling influence over the business and affairs of Thomson Reuters, the selection of its senior management, the acquisition or disposition of its assets, its access to capital markets, the payment of dividends and any change of control of Thomson Reuters, such as a merger or take-over. The effect of this control may be to limit the price that investors are willing to pay for Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares. In addition, a sale of shares by Woodbridge or the perception of the market that a sale may occur may adversely affect the market price of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares.

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SUMMARIES OF TRANSACTION DOCUMENTS

This section of the circular describes the material provisions of the Implementation Agreement and the Transaction Documents (other than the Thomson Reuters PLC Articles). Copies of these documents (in draft form as agreed between the parties at the date of this circular) are available through the Canadian Securities Administrators' website at www.sedar.com and in the EDGAR section of the SEC's website at www.sec.gov. Copies of these documents are also available to any shareholder of Thomson upon request by writing to: The Thomson Corporation, Attention: Legal Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by sending an e-mail request to legal@thomson.com.

Implementation Agreement

The Implementation Agreement sets out the terms and conditions upon which Thomson, Reuters, Woodbridge and Thomson Reuters PLC have agreed to implement the Transaction. The Implementation Agreement was entered into on May 15, 2007.

To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC (a newly formed special purpose subsidiary of Thomson established to be the indirect holding company of Reuters, formerly Thomson-Reuters Limited) through a scheme of arrangement in which each Reuters ordinary share will be exchanged for 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. Reuters shareholders will as a result become Thomson Reuters PLC shareholders.

Under the Implementation Agreement, Thomson, Reuters, Woodbridge and Thomson Reuters PLC have agreed among other things:

•
to cooperate and take or cause to be taken all such steps as are within their power and as may be necessary or desirable to implement the Transaction as soon as reasonably practicable; and

•
without prior consent of the parties, not to take a step which they believe could significantly frustrate Thomson Reuters from obtaining the benefits of the Transaction.

Woodbridge has irrevocably committed to vote all of its Thomson shares in favor of the Arrangement Resolution.

Conditions and Obligations

Completion of the Transaction is subject to certain conditions set forth in the Implementation Agreement being satisfied or waived by no later than December 31, 2008. If the conditions are not satisfied or (where capable of waiver) waived by the relevant party, the Implementation Agreement will automatically terminate, and the Transaction will not proceed. These conditions include the clearance of the Transaction by the European Commission under the EU Merger Regulation and by the U.S. Department of Justice (the "Antitrust Conditions"), which clearances have been received.

The Transaction remains subject to certain other conditions that must be satisfied or waived before December 31, 2008, the most significant of which include:

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the approval of all resolutions necessary for the completion of the Transaction by Reuters shareholders;

•
the approval of all resolutions necessary for the completion of the Transaction by Thomson shareholders;

•
the approval of the Reuters Scheme by the English Court and the obtaining of the Interim Order and Final Order from the Ontario Court;

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the admission of Thomson Reuters PLC ordinary shares to listing on the Official List of the UKLA, and their admission to trading on the LSE's main market for listed securities; and

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that no material adverse change in the business, assets, position or profits of Reuters or Thomson has occurred, such condition being waivable by Thomson or Reuters in respect of a material adverse change of the other company.

Prior to the Effective Date, Thomson covenants, among other things:

•
not to issue such number of Thomson common shares which would result in Woodbridge holding less than 66 2/3% of the then outstanding Thomson common shares;

•
not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson common shares to one Reuters ordinary share), a Matching Action or a Class Rights Action; and

•
not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Reuters.

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Prior to the Effective Date, Reuters covenants, among other things:

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at the request of Thomson, to agree to divest, hold separate or take any other action that limits its freedom of action with respect to, or its ability to retain, its businesses, services or assets, provided that any such action may be conditioned on the Transaction having been completed;

•
not to solicit an offer from any person wishing to undertake an offer in respect of a significant proportion of Reuters ordinary shares, not to sell the whole of or a substantial part of its consolidated assets, and not to partake in any transaction inconsistent with the completion of the Transaction;

•
not to engage in any act or omission which would require the consent of Reuters shareholders under applicable laws, other than as required to implement the Transaction, or pursuant to a pre-existing contractual obligation, without the prior consent of Thomson;

•
not to borrow any funds other than in the ordinary course of business or to meet its pre-existing obligations, or agree to any additional restrictions with its existing lenders on its ability to declare dividends and/or transfer assets to Thomson or any affiliate of Thomson, without the prior consent of Thomson;

•
not to take or omit to take any action which, if the Equalization and Governance Agreement were in force, would require an adjustment to the Equalization Ratio (which until the Effective Date is deemed to be 0.16 Thomson common shares to one Reuters ordinary share), a Matching Action or a Class Rights Action; and

•
not to participate in substantive meetings or discussions with any regulatory authority in respect of the Antitrust Conditions or the other conditions without the prior consent of Thomson.

Other Key Provisions of the Implementation Agreement

  Alternative Proposals and Break Fees

Reuters will not solicit an offer or approach from any person wishing to undertake an alternative proposal (an "Alternative Proposal"), being an offer or proposal in respect of a significant proportion of Reuters ordinary shares (being in excess of 25%, when aggregated with shares already held by the third party and anyone acting in concert with the third party) or the sale of the whole or a substantial part of its assets or any other transaction inconsistent with the completion of the Transaction.

A termination fee of £86.8 million is payable by Reuters to Thomson if Thomson terminates the Implementation Agreement as a result of Reuters being in material breach of its obligations not to solicit an Alternative Proposal and within 12 months any Alternative Proposal is announced and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) becomes unconditional or is otherwise completed.

A termination fee of £86.8 million is also payable by Reuters to Thomson if the Reuters board of directors fails to make a unanimous and unqualified recommendation that Reuters shareholders vote in favor of resolutions to approve the Transaction, or qualifies or adversely modifies that recommendation or if the Reuters board of directors agrees to or recommends an Alternative Proposal, and, in each case, any Alternative Proposal is announced before the completion of the Transaction and subsequently that Alternative Proposal (or any previously announced Alternative Proposal) becomes unconditional or is otherwise completed.

A termination fee of £86.8 million is payable by Thomson to Reuters if the Arrangement Resolution is not approved by Thomson shareholders prior to December 31, 2008.

  Conduct of the Business

Each of Thomson and Reuters has undertaken additional customary covenants that place restrictions on them until the completion of the Transaction. In general, Thomson and Reuters are required to conduct their respective businesses in the ordinary course in all material respects consistent with past practice, and not to alter the nature or scope of their business in any way which is material in the context of the completion of the Transaction.

  Representations and Warranties

The Implementation Agreement contains a number of customary representations and warranties of Thomson, Reuters and Woodbridge relating to: (i) proper organization, good standing and corporate authority; (ii) enforceability of and compliance with the terms of the Implementation Agreement; (iii) the absence of any conflicts, breaches or defaults (statutory, contractual or fiduciary) arising from the parties' performance under the Implementation Agreement; (iv) the accuracy of information; and (v) lack of knowledge of information likely to lead to a breach of the Implementation Agreement. Woodbridge has further represented and warranted that it is the beneficial owner of approximately 70% of the outstanding Thomson common shares. Thomson Reuters PLC has provided representations and warranties related

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to proper organization, good standing and corporate authority, and has warranted that it has not entered into any contract other than the Implementation Agreement and other documents related to the Transaction.

  Declaration and Payment of Dividends

Thomson and Reuters have agreed that until completion of the Transaction, they will coordinate the declaration of dividends and that both Thomson shareholders and Reuters shareholders will receive a proportionate adjustment of dividends if the Transaction is completed before the end of a financial period.

  Reuters Share Plans

Until completion of the Transaction, Reuters may grant options and awards under its existing share plans consistent with past practice. Reuters ordinary shares allotted and issued prior to 6:00 p.m. (London time) on April 15, 2008 will be subject to the Reuters Scheme. The Reuters Articles will be amended so that any Reuters ordinary shares allotted and issued to any person or transferred by a Reuters employee benefit trust after 6:00 p.m. (London time) on April 15, 2008 will be automatically acquired indirectly by Thomson Reuters PLC on substantially the same terms as under the Reuters Scheme.

  Special Voting Shares and Founders Shares

On the Effective Date, Thomson Reuters Corporation and Thomson Reuters PLC will each issue a Reuters Founders Share to Reuters Founders Share Company, and, on or before the Effective Date, Woodbridge will execute and deliver the Reuters Trust Principles Support Agreement. Shortly after the Effective Date, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Special Voting Shares.

  Corporate Governance

The Implementation Agreement provides that on the Effective Date, Thomson will change its name to "Thomson Reuters Corporation" and sets out the composition of the Thomson Reuters board following completion of the Transaction. See "Management and Governance of Thomson Reuters".

  Termination

The Implementation Agreement terminates automatically in the event that:

•
Reuters shareholders do not approve the Reuters Scheme;

•
Thomson fails to obtain the Interim Order or the Final Order;

•
the English Court fails to sanction the Reuters Scheme;

•
the Transaction is not completed by December 31, 2008; or

•
any of the Antitrust Conditions or other conditions is (or becomes) incapable of satisfaction and, where such condition is capable of waiver, is not waived.

Thomson may terminate the Implementation Agreement if Reuters is in material breach of its obligations not to solicit Alternative Proposals. Reuters may terminate the Implementation Agreement if Thomson shareholders do not pass the Arrangement Resolution.

  Governing Law

The Implementation Agreement is governed by English law.

Equalization and Governance Agreement

On or before the Effective Date, Thomson Reuters Corporation and Thomson Reuters PLC will enter into the Equalization and Governance Agreement.

DLC Structure Operation Principles

Thomson Reuters Corporation and Thomson Reuters PLC agree that the following principles are essential to the implementation, management and operation of the DLC structure:

•
Thomson Reuters Corporation, Thomson Reuters PLC and their respective subsidiaries will operate as a unified group;

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•
the boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC will comprise the same individuals, as will the companies' executive management; and

•
the directors of Thomson Reuters Corporation and Thomson Reuters PLC will, in addition to their duties to the company concerned, have regard to, and take into account in the exercise of their powers, the best interests of the other company, and of both the holders of Thomson Reuters Corporation common shares and the holders of Thomson Reuters PLC ordinary shares.

Each of Thomson Reuters Corporation and Thomson Reuters PLC will do (and will, to the extent it is legally permitted to do so, cause each of its subsidiaries to do) all acts and things necessary and within their respective powers to observe and implement such principles.

Equalization Principle

In order to effect the relative rights of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, an Equalization Ratio will be established to govern the economic and voting rights of one Thomson Reuters PLC ordinary share relative to one Thomson Reuters Corporation common share. On the Effective Date, the Equalization Ratio will be set at 1:1, such that a holder of one Thomson Reuters PLC ordinary share will, as far as practicable and in accordance with the terms of the Equalization and Governance Agreement:

•
be entitled to receive from Thomson Reuters PLC distributions of capital or income equivalent to those of a holder of one Thomson Reuters Corporation common share; and

•
enjoy equivalent rights as to voting in relation to Joint Electorate Actions as those of a holder of one Thomson Reuters Corporation common share,

and otherwise the economic rights and voting rights in relation to Joint Electorate Actions of a holder of one Thomson Reuters PLC ordinary share relative to those of a holder of one Thomson Reuters Corporation common share will be in proportion to the then prevailing Equalization Ratio.

The capital of Thomson Reuters will be deployed and managed in a way which the Thomson Reuters board considers most beneficial to Thomson Reuters. Accordingly, transfers of assets within Thomson Reuters may be made without the approval of shareholders or creditors, regardless of the form of the transaction or the nature or value of the assets transferred (regardless of whether the transfer is a sale, lease or exchange of all or substantially all of the property of the transferor), and any such transfer is deemed to be in the ordinary course of business of each entity having an interest in the transfer. Any proposed transfer of all or substantially all of the property of Thomson Reuters to an entity outside of Thomson Reuters may be undertaken only if it has been approved as a Joint Electorate Action.

Economic and Voting Rights, Generally

If Thomson Reuters Corporation takes an action, other than a cash distribution, that provides a holder of a Thomson Reuters Corporation common share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters PLC ordinary share relative to a holder of a Thomson Reuters Corporation common share, then, unless the Thomson Reuters board determines that it is not appropriate or practicable, either:

•
Thomson Reuters PLC will undertake an action such that the economic and voting rights (in relation to Joint Electorate Actions) of a holder of a Thomson Reuters PLC ordinary share determined by reference to a holder of a Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio (the "Matching Action"); or

•
an appropriate adjustment to the Equalization Ratio will be made in order to ensure that there is equitable treatment (having regard to the then prevailing Equalization Ratio) for a holder of one Thomson Reuters PLC ordinary share relative to a holder of one Thomson Reuters Corporation common share.

Thomson Reuters PLC may not make any distribution of income or capital or take any other action that would provide a holder of a Thomson Reuters PLC ordinary share with an economic benefit or an adjustment to its voting rights (in relation to Joint Electorate Actions) or which otherwise disadvantages a holder of a Thomson Reuters Corporation common share relative to a holder of a Thomson Reuters PLC ordinary share other than as a Matching Action.

Cash Distributions

If Thomson Reuters Corporation declares or otherwise becomes obligated or proposes to pay or pays a cash distribution, including a cash dividend, to holders of Thomson Reuters Corporation common shares, then Thomson Reuters PLC will declare or otherwise become obligated or propose to pay or pay a cash distribution to holders of Thomson Reuters PLC ordinary shares such that the economic benefits of a holder of a Thomson Reuters PLC ordinary share relative to the rights of a holder of a Thomson Reuters Corporation common share are maintained in proportion to the then prevailing Equalization Ratio (an "Equivalent Distribution"). Where the Equalization Ratio is 1:1, if Thomson

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Reuters Corporation declares a cash dividend in an amount per Thomson Reuters Corporation common share, Thomson Reuters PLC will declare a cash dividend in an equivalent amount per Thomson Reuters PLC ordinary share. Thomson Reuters PLC will not declare or otherwise become obligated or propose to pay or pay any cash distribution in respect of Thomson Reuters PLC ordinary shares, other than as described above.

The Thomson Reuters Corporation board and the Thomson Reuters PLC board will co-ordinate insofar as is practical to agree to the amount of any Equivalent Distributions, agree to the basis of exchange rates on which the amounts of any Equivalent Distributions will be calculated, ensure that the record dates for receipt of Equivalent Distributions are on the same date as the record dates for cash distributions to the holders of Thomson Reuters Corporation common shares and to co-ordinate generally regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.

Equalization Payment

If Thomson Reuters PLC is prohibited by applicable laws from declaring or otherwise becoming obligated to pay, or paying, or is otherwise unable to declare or otherwise become obligated or propose to pay or pay all or any portion of an Equivalent Distribution, Thomson Reuters PLC and Thomson Reuters Corporation will, as far as it is practicable to do so, enter into such transactions with each other as the Thomson Reuters board agrees is necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.

Thomson Reuters Corporation will issue the Equalization Share to Thomson Reuters PLC on the Effective Date. If Thomson Reuters Corporation is required to make an equalization payment to Thomson Reuters PLC (or is required to take action and elects to do so by means of a payment to Thomson Reuters PLC), Thomson Reuters Corporation will make such payment as a dividend on the Equalization Share, unless the board of directors of Thomson Reuters Corporation determines, with a view to the best interests of Thomson Reuters Corporation, to make such payment by another means.

Voting Arrangements for Thomson Reuters

Meetings of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders will be held as close together in time as is practicable. Matters put to either Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders will be classified as Joint Electorate Actions, Class Rights Actions or Procedural Resolutions.

  Joint Electorate Actions

Joint Electorate Actions are all actions put to shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC, except for Class Rights Actions or Procedural Resolutions, and include:

•
the appointment, election, re-election or removal of any director of Thomson Reuters Corporation or Thomson Reuters PLC;

•
to the extent such receipt or adoption is required by applicable laws, the receipt or adoption of the financial statements or accounts of Thomson Reuters Corporation or Thomson Reuters PLC, or financial statements or accounts prepared on a combined basis, other than any financial statements or accounts in respect of the period(s) ended prior to the Effective Date;

•
a change of name of Thomson Reuters Corporation or Thomson Reuters PLC; and

•
the appointment or removal of the auditors of Thomson Reuters Corporation or Thomson Reuters PLC.

If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, then it will be treated as a Class Rights Action. All Joint Electorate Actions require the approval of the requisite majority of the votes cast by shareholders of both Thomson Reuters Corporation and Thomson Reuters PLC.

  Class Rights Actions

Class Rights Actions are exceptional matters in respect of which the interests of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders may be divergent, and are as follows:

•
the voluntary liquidation of either company;

•
any adjustment to the Equalization Ratio other than in accordance with the Equalization and Governance Agreement;

•
any amendment to, or termination of, the Equalization and Governance Agreement, the Special Voting Share Agreements or the Cross-Guarantees, other than: (i) any amendment which is formal or technical in nature and which is not materially prejudicial to the interests of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders; or (ii) is necessary to correct any inconsistency or manifest error as may be agreed by the Thomson Reuters board;

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•
any amendment to, removal or alteration of the effect of (which will include the ratification of any breach of) any of the Thomson Reuters Corporation Entrenched Provisions or the Thomson Reuters PLC Entrenched Provisions;

•
a change in the corporate status of Thomson Reuters Corporation from a corporation existing under the OBCA with its primary listing on the TSX or the NYSE or of Thomson Reuters PLC from a public limited company incorporated in England and Wales with its primary listing on the Official List of the UKLA (unless such change occurs in connection with termination of the Equalization and Governance Agreement in circumstances not requiring approval as a Class Rights Action);

•
any other action or matter the Thomson Reuters board determines (either in a particular case or generally) should be approved as a Class Rights Action; and

•
any action to be approved as a Class Rights Action pursuant to the Equalization and Governance Agreement.

A Class Rights Action requires the approval of the requisite majority of the votes cast by the shareholders of each company, voting separately as a class.

  Procedural Resolutions

Resolutions of a procedural or technical nature put to any meeting of Thomson Reuters Corporation shareholders or Thomson Reuters PLC shareholders, whether annual, general or otherwise are neither Joint Electorate Actions nor Class Rights Actions and will be voted on separately by the relevant company's shareholders. Procedural Resolutions include, without limitation, any resolution:

•
that certain persons be allowed to attend or be excluded from attending a meeting;

•
that discussion be closed and a question put to a vote (provided no amendments have been raised);

•
that a question under discussion not be put to a vote;

•
to proceed with matters in an order other than that set out in the notice of a meeting;

•
to adjourn a debate (for example, to a subsequent meeting); and

•
to adjourn a meeting.

Take-over Bids

  Equivalent Treatment Principle

Thomson Reuters Corporation and Thomson Reuters PLC agree that it is essential to the implementation and operation of Thomson Reuters that holders of Thomson Reuters Corporation common shares and holders of Thomson Reuters PLC ordinary shares be treated on an equivalent basis with respect to any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.

Neither Thomson Reuters Corporation nor Thomson Reuters PLC will accept, approve or recommend, or propose publicly to approve or recommend, or enter into any agreement, arrangement or understanding with a third party related to, any take-over bid or similar transaction with respect to Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares unless such take-over bid or similar transaction is a Qualifying Take-Over Bid.

If a person offers to acquire or acquires one or more Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares and, after giving effect to such acquisition, such person would beneficially own or beneficially owns or, as applicable, such person would be interested in or is interested in, Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in an amount equal to or in excess of any of the Take-Over Bid Thresholds (such offer or acquisition being a Triggering Event), Thomson Reuters Corporation and Thomson Reuters PLC must, subject to applicable laws, take all actions within their control as are, in the view of the Thomson Reuters board, necessary or appropriate to procure that such person make a Qualifying Take-Over Bid, including adopting a shareholder rights plan and/or requesting government agencies to prohibit or otherwise prevent such offer or acquisition, unless:

•
either prior to or simultaneously with the Triggering Event, such person makes a Qualifying Take-Over Bid (and, in the event that such Qualifying Take-Over Bid was made prior to the Triggering Event, such Qualifying Take-Over Bid has not been withdrawn, abandoned or terminated prior to or simultaneously with the Triggering Event); or

•
the Triggering Event was a Permitted Bid Acquisition.

Acquisitions of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares by either Thomson Reuters Corporation or Thomson Reuters PLC or any of their respective subsidiaries will not constitute Triggering Events.

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  Qualifying Take-Over Bid

A Qualifying Take-Over Bid is an offer or offers to acquire (by way of a take-over bid or similar transaction) all of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares which are made in accordance with applicable laws and which (provided that compliance with the following is not inconsistent with applicable laws):

•
are made to all holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares;
•
are undertaken with respect to the Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at or about the same time; and
•
are equivalent (although not necessarily the same) in all material respects to the holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, including with respect to:
–
the consideration offered for such shares (taking into account exchange rates and the Equalization Ratio);
–
the information provided to such holders;
–
the time available to such holders to consider such offers; and
–
the conditions to which the offers are subject.

A Permitted Bid Acquisition is an offer to acquire or an acquisition of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares made pursuant to an exemption from the take-over bid provisions of applicable laws, where the value of the consideration paid for any such shares acquired is not in excess of the respective market values thereof at the date of acquisition.

Take-Over Bid Thresholds means:

•
beneficial ownership of 20% or more of the outstanding Thomson Reuters Corporation common shares;
•
an interest in 30% or more of the outstanding Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters PLC ordinary shares in which persons acting in concert are interested); or
•
an interest in such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares (taking into account Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares in which persons acting in concert are interested) to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast 30% or more of all votes entitled to be cast on a Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the holder of the Thomson Reuters Corporation Special Voting Share and the holder of the Thomson Reuters PLC Special Voting Share), in each case calculated in accordance with applicable laws governing take-over bids.

Insolvency

Under the Equalization and Governance Agreement, the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles, the provisions described below will apply on the insolvency of Thomson Reuters Corporation or Thomson Reuters PLC.

If the Thomson Reuters board determines that Thomson Reuters Corporation or Thomson Reuters PLC is, or is likely to become, insolvent, the Thomson Reuters board will immediately give a notice to the other of such fact. Upon receipt by Thomson Reuters Corporation of such notice from Thomson Reuters PLC (and provided that Thomson Reuters Corporation has not provided Thomson Reuters PLC with a similar notice), Thomson Reuters Corporation will seek to ensure that the economic returns made or otherwise available to a holder of Thomson Reuters PLC ordinary shares relative to the economic returns available to a holder of Thomson Reuters Corporation common shares are in due proportion having regard to the Equalization Ratio ("Economic Equivalence") by taking one of several enumerated steps, as follows. Thomson Reuters Corporation will have the right either:

•
to offer irrevocably Thomson Reuters Corporation common shares to holders of Thomson Reuters PLC ordinary shares pro rata to their holdings of Thomson Reuters PLC ordinary shares in consideration for such Thomson Reuters PLC ordinary shares; or
•
to make a payment to holders of Thomson Reuters PLC ordinary shares,

in either case in such amount and in such proportion to ensure that Economic Equivalence is achieved.

If Thomson Reuters Corporation does not exercise this right, Thomson Reuters Corporation will make payments to the proven creditors of Thomson Reuters PLC and then to Thomson Reuters PLC, such that Economic Equivalence is achieved. If each of Thomson Reuters Corporation and Thomson Reuters PLC has provided the other with an insolvency notice, and if Thomson Reuters Corporation has surplus assets available for distribution to the holders of its common shares after payment of all debts due and payable, and the ratio of the surplus attributable to each Thomson Reuters PLC ordinary share to the surplus attributable to each Thomson Reuters Corporation common share is less than the

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Equalization Ratio, then Thomson Reuters Corporation will make a payment to Thomson Reuters PLC, where possible, which results in that ratio equaling the Equalization Ratio.

Termination of the Equalization and Governance Agreement

The Equalization and Governance Agreement will automatically terminate if either Thomson Reuters Corporation or Thomson Reuters PLC becomes a wholly owned subsidiary of the other or if both companies become wholly owned subsidiaries of a third party.

The Equalization and Governance Agreement may also be terminated:

•
by mutual agreement of Thomson Reuters Corporation and Thomson Reuters PLC and upon approval as a Class Rights Action; or

•
after all insolvency obligations have been satisfied.

Thomson Reuters Corporation and Thomson Reuters PLC will not proceed with any combination of Thomson Reuters Corporation and its subsidiaries and Thomson Reuters PLC and its subsidiaries into a single non dual listed group as a consequence of which the DLC structure will be terminated unless the Thomson Reuters board agrees on the terms upon which such termination should occur and considers those terms to be equitable to the interests of both holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares, having regard to the principles described above under "DLC Structure Operation Principles", "Equalization Ratio", and "Economic and Voting Rights, Generally".

Governing Law

The Equalization and Governance Agreement will be governed by the laws of the Province of Ontario.

Special Voting Share Agreements

Thomson Reuters Corporation Special Voting Share Trust Deed

On or before the Effective Date, Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee will enter into the Thomson Reuters Corporation Special Voting Share Trust Deed. The trust will be known as the "Thomson Reuters Corporation Special Voting Share Trust" and will be irrevocable.

Immediately following the settlement of the Thomson Reuters Corporation Special Voting Share Trust, the Thomson Reuters Corporation Special Voting Share Trustee will enter into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters Corporation common shares, the Thomson Reuters Corporation Special Voting Share Trustee will subscribe for the Thomson Reuters Corporation Special Voting Share. Holders of Thomson Reuters PLC ordinary shares will be the beneficiaries of the Thomson Reuters Corporation Special Voting Share Trust.

  Duties of the Trustee

The Thomson Reuters Corporation Special Voting Share Trustee will hold the Thomson Reuters Corporation Special Voting Share and will have such powers as are necessary to perform its obligations under the Thomson Reuters Corporation Special Voting Share Trust Deed and the Special Voting Share Agreement.

For so long as it holds the Thomson Reuters Corporation Special Voting Share, the Thomson Reuters Corporation Special Voting Share Trustee will perform its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee's only duty in respect of the Thomson Reuters Corporation Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters Corporation Special Voting Share Trustee will have no power to deal with the Thomson Reuters Corporation Special Voting Share.

  Indemnification

The Thomson Reuters Corporation Special Voting Share Trustee, its directors, officers or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or its directors, officers, employees or agents.

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  Amendments

The Thomson Reuters Corporation Special Voting Share Trust Deed may be amended by a written instrument executed by the Thomson Reuters Corporation Special Voting Share Trustee, provided that Thomson Reuters Corporation consents to any such amendment, and will be amended as necessary from time to time to reflect any amendments to the Thomson Reuters Corporation Articles. No amendment may be made that would make the trust set out in the Thomson Reuters Corporation Special Voting Share Trust Deed revocable or that would detract from or adversely affect the Thomson Reuters Corporation Special Voting Share Trustee's obligation or ability to perform its obligations under the Special Voting Share Agreement.

  Termination

The Thomson Reuters Corporation Special Voting Share Trust Deed will terminate upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters Corporation Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters Corporation Special Voting Share Trustee will divide the trust property in equal shares among holders of Thomson Reuters PLC ordinary shares; provided however, that if the Thomson Reuters Corporation Special Voting Share Trustee, in its sole discretion, determines that an equal division among holders of Thomson Reuters PLC ordinary shares is not economically feasible or would not provide any meaningful economic benefit to such holders, the Thomson Reuters Corporation Special Voting Share Trustee will pay or transfer the trust property to Thomson Reuters PLC.

  Governing Law

The Thomson Reuters Corporation Special Voting Share Trust Deed will be governed by the laws of the Province of Ontario.

Thomson Reuters PLC Special Voting Share Trust Deed

On or before the Effective Date, Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee will enter into the Thomson Reuters PLC Special Voting Share Trust Deed. The trust will be known as the "Thomson Reuters PLC Special Voting Share Trust" and will be irrevocable.

Immediately following the settlement of the Thomson Reuters PLC Special Voting Share Trust, the Thomson Reuters PLC Special Voting Share Trustee will enter into the Special Voting Share Agreement and, after the Effective Date but before the first general meeting of holders of Thomson Reuters PLC ordinary shares, the Thomson Reuters PLC Special Voting Share Trustee will subscribe for the Thomson Reuters PLC Special Voting Share.

The Thomson Reuters PLC Special Voting Share Trust will consist of a single class of beneficial interests each of which will correspond to an issued and outstanding Thomson Reuters Corporation common share. Holders of Thomson Reuters Corporation common shares will be the beneficiaries of the Thomson Reuters PLC Special Voting Share Trust.

  Duties of the Trustee

The Thomson Reuters PLC Special Voting Share Trustee will hold the Thomson Reuters PLC Special Voting Share and will have such powers as are necessary to perform its obligations under the Thomson Reuters PLC Special Voting Share Trust Deed and Special Voting Share Agreement; provided, however, that the Thomson Reuters PLC Special Voting Share Trustee will not engage in any activity, in relation to the Thomson Reuters PLC Special Voting Share Trust, other than as required or authorized by the Thomson Reuters PLC Special Voting Share Trust Deed or the Special Voting Share Agreement.

For so long as it holds the Thomson Reuters PLC Special Voting Share, the Thomson Reuters PLC Special Voting Share Trustee will perform its obligations under the Special Voting Share Agreement. Prior to termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee's only duty in respect of the Thomson Reuters PLC Special Voting Share is to retain such share in trust. For greater certainty, prior to the termination of the Thomson Reuters PLC Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trustee will have no power to deal with the Thomson Reuters PLC Special Voting Share.

  Indemnification

The Thomson Reuters PLC Special Voting Share Trustee, its directors, officers or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation from and against all claims whatsoever which such trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the trust property. The

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indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters PLC Special Voting Share Trustee or its directors, officers, employees or agents.

  Amendments

The Thomson Reuters PLC Special Voting Share Trust Deed may be amended from time to time in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee without the consent of holders of Thomson Reuters Corporation common shares:

•
if such amendment does not materially and adversely affect the rights of any holder of Thomson Reuters Corporation common shares under the Thomson Reuters PLC Special Voting Share Trust Deed;

•
to cure any ambiguity or to correct or supplement any provision in the Thomson Reuters PLC Special Voting Share Trust Deed which may be defective or inconsistent with any other provision in such deed or the Thomson Reuters PLC Articles;

•
to add to the covenants, restrictions or obligations for the benefit of holders of Thomson Reuters Corporation common shares;

•
to comply with the requirements of the law governing the Thomson Reuters PLC Special Voting Share Trust Deed;

•
to comply with any requirements imposed by the U.S. Internal Revenue Code of 1986, as amended (the "U.S. Tax Code") or to qualify the Thomson Reuters PLC Special Voting Share Trust as a "grantor trust" under the U.S. Tax Code;

•
to amend or waive the terms of the trustee limitation of liability provision of the Thomson Reuters PLC Special Voting Share Trust Deed in any manner which will not adversely affect the holders of Thomson Reuters Corporation common shares in any material respect; or

•
to evidence and provide for the acceptance of appointment under the Thomson Reuters PLC Special Voting Share Trust Deed by a successor trustee.

The Thomson Reuters PLC Special Voting Share Trust Deed may otherwise be amended in writing by Thomson Reuters Corporation and the Thomson Reuters PLC Special Voting Share Trustee with the consent of holders of Thomson Reuters Corporation common shares holding a majority of the issued and outstanding Thomson Reuters Corporation common shares, which consent shall be deemed to have been given if such amendment is approved by the affirmative vote of not less than a majority of the votes cast at a meeting of holders of Thomson Reuters Corporation common shares present in person or represented by proxy and which are entitled to vote at such meeting.

No amendment to the Thomson Reuters PLC Special Voting Share Trust Deed will be made or effective if it would: (i) cause the Thomson Reuters PLC Special Voting Share Trust to be classified for U.S. federal, state or local tax purposes either as an agency or as an "investment trust" under the U.S. Tax Code and treasury regulation 301.7701-4(c) and, without limitation, as a grantor trust under the U.S. Tax Code pursuant to which holders of Thomson Reuters Corporation common shares would be considered to own the Thomson Reuters PLC Special Voting Share for U.S. federal, state and local tax purposes, and not as a trust or association taxable as a corporation or as a partnership; (ii) make the Thomson Reuters PLC Special Voting Share Trust revocable; or (iii) detract from or adversely affect the Thomson Reuters PLC Special Voting Share Trustee's obligations or ability to perform its obligations under the Special Voting Share Agreement.

  Termination

The Thomson Reuters PLC Special Voting Share Trust Deed will terminate upon the earlier of: (i) the day on which will expire the period of 20 years from the death of the last survivor of the descendants living at the date of the Thomson Reuters PLC Special Voting Share Trust Deed of Her Majesty Queen Elizabeth II; and (ii) the day on which the Equalization and Governance Agreement is terminated in accordance with its terms. Upon such termination, the Thomson Reuters PLC Special Voting Share Trustee will divide the trust property and distribute, or otherwise make available, the trust property to and among holders of Thomson Reuters Corporation common shares, pro rata, in accordance with their respective beneficial interests therein.

  Governing Law

The Thomson Reuters PLC Special Voting Share Trust Deed will be governed by the laws of the Province of Ontario.

Special Voting Share Agreement

On or before the Effective Date, Thomson Reuters Corporation, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee will enter into the Special Voting Share Agreement.

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  Attendance and Voting Obligations

The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, respectively, will attend all meetings of Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders, including meetings of any class or series thereof. The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee will exercise the voting rights attached to the Special Voting Shares under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles, as the case may be, on all resolutions to approve Joint Electorate Actions or Class Rights Actions. Neither the Thomson Reuters Corporation Special Voting Share Trustee nor the Thomson Reuters PLC Special Voting Share Trustee will exercise any discretion as to whether, or how, to exercise the voting rights attached to the Special Voting Shares.

In the event that the holder of the Thomson Reuters Corporation Special Voting Share or the holder of the Thomson Reuters PLC Special Voting Share is required by applicable laws to vote separately as a class on any resolution, the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, respectively, will vote in favor of that resolution if it has been approved by the holders of the Thomson Reuters Corporation common shares or the Thomson Reuters PLC ordinary shares, as applicable, and will vote against that resolution if it has not been approved by the holders of the Thomson Reuters Corporation common shares or the Thomson Reuters PLC ordinary shares, as applicable.

  Indemnification

The Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, their directors, officers, employees or agents will at all times be indemnified and saved harmless by Thomson Reuters Corporation and Thomson Reuters PLC, jointly and severally, from and against all claims whatsoever which either trustee may suffer or incur, whether at law or in equity, in any way caused by or arising, directly or indirectly, in respect of any act, deed, matter or thing whatsoever made, done, acquiesced in or omitted from or in relation to the execution of its duties as trustee or which it sustains or incurs in or about or in relation to the Special Voting Share Agreement. The indemnity will not apply to circumstances involving wilful misconduct or gross negligence of the Thomson Reuters Corporation Special Voting Share Trustee or the Thomson Reuters PLC Special Voting Share Trustee, as applicable, or its directors, officers, employees or agents.

  Amendments to Special Voting Share Agreement

The Special Voting Share Agreement may be amended by written agreement of Thomson Reuters Corporation, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee. Any amendments which are formal or technical in nature and which are not materially prejudicial to the interests of shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between the parties. Any other amendment will require approval as a Class Rights Action.

  Termination of Special Voting Share Agreement

The Special Voting Share Agreement will automatically terminate if the Equalization and Governance Agreement is terminated in accordance with its terms. Either Thomson Reuters Corporation or Thomson Reuters PLC will advise the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee of such termination no later than 30 days after such termination.

  Governing Law

The Special Voting Share Agreement will be governed by the laws of the Province of Ontario.

Cross-Guarantees

Thomson Reuters Corporation Guarantee

  Unconditional Guarantee

On or before the Effective Date, Thomson Reuters Corporation will execute the Thomson Reuters Corporation Guarantee, pursuant to which it will unconditionally and irrevocably guarantee the following obligations of Thomson Reuters PLC:

•
any contractual obligations owed to creditors of Thomson Reuters PLC as of, or incurred after, the Effective Date;

•
any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters PLC as of, or incurred after, the Effective Date; and

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•
any other obligations of Thomson Reuters PLC or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters Corporation and Thomson Reuters PLC,

other than, in each case, obligations incurred by Thomson Reuters PLC or by any principal debtor:

•
to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters PLC (or the principal debtor) has the benefit and which is in full force and effect;

•
explicitly guaranteed in writing by Thomson Reuters Corporation (otherwise than under the Thomson Reuters Corporation Guarantee) or for which Thomson Reuters Corporation has agreed in writing to act as co-obligor or co-issuer;

•
under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters Corporation;

•
owed to Thomson Reuters Corporation, a subsidiary of Thomson Reuters Corporation or to any of the subsidiaries of Thomson Reuters PLC, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•
under or in connection with any guarantee by Thomson Reuters PLC of any obligation of Thomson Reuters Corporation or any subsidiary of Thomson Reuters Corporation;

•
excluded from the scope of the Thomson Reuters Corporation Guarantee (see below);

•
consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters Corporation under the Thomson Reuters Corporation Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•
under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•
owed to holders of Thomson Reuters PLC ordinary shares, in their capacity or otherwise flowing from their status as holders of such shares.

Thomson Reuters Corporation will guarantee the payment by Thomson Reuters PLC of the obligations covered under the Thomson Reuters Corporation Guarantee and will undertake to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters PLC does not make payment in respect of such obligations on their due date.

Thomson Reuters Corporation may also agree in writing with Thomson Reuters PLC at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters Corporation or Thomson Reuters PLC, be treated as an obligation under the Thomson Reuters Corporation Guarantee.

Beneficiaries of the Thomson Reuters Corporation Guarantee may make a demand upon Thomson Reuters Corporation provided that any such beneficiary has first served a demand on Thomson Reuters PLC and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

In the event that Thomson Reuters Corporation is required to and makes any payment to any creditor under the Thomson Reuters Corporation Guarantee, Thomson Reuters PLC unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters Corporation in respect of such payments, including interest thereon.

  Exclusion of Obligations

Thomson Reuters Corporation may, with the agreement of Thomson Reuters PLC, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters Corporation Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion will be effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).

  Termination or Amendment

The Thomson Reuters Corporation Guarantee will automatically terminate if:

•
the Equalization and Governance Agreement terminates or ceases to have effect;

•
the Thomson Reuters PLC Guarantee terminates or ceases to have effect; or

•
a resolution is passed or an order is made for the liquidation of Thomson Reuters PLC.

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Any amendments to the Thomson Reuters Corporation Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters Corporation and Thomson Reuters PLC. Otherwise any amendment to or termination of the Thomson Reuters Corporation Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters Corporation Guarantee will be effective in respect of obligations existing at the time of such amendment.

  Governing Law

The Thomson Reuters Corporation Guarantee will be governed by English law.

Thomson Reuters PLC Guarantee

  Unconditional Guarantee

On or before the Effective Date, Thomson Reuters PLC will execute the Thomson Reuters PLC Guarantee, pursuant to which it will unconditionally and irrevocably guarantee the following obligations of Thomson Reuters Corporation:

•
any contractual obligations owed to creditors of Thomson Reuters Corporation as of, or incurred after, the Effective Date;

•
any contractual obligations of certain other persons, referred to as principal debtors, which are guaranteed by Thomson Reuters Corporation as of, or incurred after, the Effective Date; and

•
any other obligations of Thomson Reuters Corporation or any principal debtor of any kind which may be agreed to in writing between Thomson Reuters PLC and Thomson Reuters Corporation,

other than, in each case, obligations incurred by Thomson Reuters Corporation or by any principal debtor:

•
to the extent covered by the terms of any policy of insurance (or indemnity in the nature of insurance) of which Thomson Reuters Corporation (or the principal debtor) has the benefit and which is in full force and effect;

•
explicitly guaranteed in writing by Thomson Reuters PLC (otherwise than under the Thomson Reuters PLC Guarantee) or for which Thomson Reuters PLC has agreed in writing to act as co-obligor or co-issuer;

•
under an arrangement which explicitly provides that the obligation is not to be guaranteed by Thomson Reuters PLC;

•
owed to Thomson Reuters PLC, a subsidiary of Thomson Reuters PLC or to any of the subsidiaries of Thomson Reuters Corporation, save where such obligation is owed expressly to any subsidiary in its capacity as trustee for a registered occupational pension scheme;

•
under or in connection with any guarantee by Thomson Reuters Corporation of any obligation of Thomson Reuters PLC or any subsidiary of Thomson Reuters PLC;

•
excluded from the scope of the Thomson Reuters PLC Guarantee (see below);

•
consisting of an obligation to pay a creditor an amount to compensate for any deduction or withholding for or on account of tax from any payment to that creditor, where no such deduction or withholding would be required as a result of payment being made by Thomson Reuters PLC under the Thomson Reuters PLC Guarantee rather than by the relevant principal debtor under the guaranteed obligation;

•
under a guarantee to the extent that the guaranteed obligation is not a contractual obligation or is of a type excluded as referred to above; or

•
owed to holders of Thomson Reuters Corporation common shares, in their capacity or otherwise flowing from their status as holders of such shares.

Thomson Reuters PLC will guarantee the payment by Thomson Reuters Corporation of the obligations covered under the Thomson Reuters PLC Guarantee and will undertake to pay on written demand any amounts due and in respect of such obligations if for any reason Thomson Reuters Corporation does not make payment in respect of such obligations on their due date.

On or before the Effective Date, Thomson Reuters PLC will enter into a deed of guarantee in favor of Reuters' contractual creditors, pursuant to which Thomson Reuters PLC will guarantee the payment by Reuters of any of Reuters' contractual obligations in existence at the Effective Date.

Thomson Reuters PLC may also agree in writing with Thomson Reuters Corporation at any time that any other obligation of any kind, including existing indebtedness of Thomson Reuters PLC or Thomson Reuters Corporation, be treated as an obligation under the Thomson Reuters PLC Guarantee.

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Beneficiaries of the Thomson Reuters PLC Guarantee may make a demand upon Thomson Reuters PLC provided that any such beneficiary has first served a demand on Thomson Reuters Corporation and (to the extent, if any, that the terms of the relevant obligation require such recourse) recourse first being had to any other person or security.

In the event that Thomson Reuters PLC is required to and makes any payment to any creditor under the Thomson Reuters PLC Guarantee, Thomson Reuters Corporation unconditionally and irrevocably agrees by way of a full indemnity to reimburse Thomson Reuters PLC in respect of such payments, including interest thereon.

  Exclusion of Obligations

Thomson Reuters PLC may, with the agreement of Thomson Reuters Corporation, at any time exclude obligations of a particular type, or a particular obligation or obligations, incurred after a specified future time from the scope of the Thomson Reuters PLC Guarantee. The future time must, in the case of obligations of a particular type, be at least three months after the date on which notice of the relevant exclusion is given or, in the case of a particular obligation, at least five business days after the date on which notice is given. No agreement or exclusion will be effective with respect to an existing obligation (that is, an obligation incurred before, or arising out of any credit or similar facility in effect at the time the termination becomes effective).

  Termination or Amendment

The Thomson Reuters PLC Guarantee will automatically terminate if:

•
the Equalization and Governance Agreement terminates or ceases to have effect;

•
the Thomson Reuters Corporation Guarantee terminates or ceases to have effect; or

•
a resolution is passed or an order is made for the liquidation of Thomson Reuters Corporation.

Any amendments to the Thomson Reuters PLC Guarantee which are formal or technical in nature and which are not materially prejudicial to the interests of the shareholders of either Thomson Reuters Corporation or Thomson Reuters PLC or are necessary to correct any inconsistency or manifest error may be agreed between Thomson Reuters PLC and Thomson Reuters Corporation. Otherwise any amendment to or termination of the Thomson Reuters PLC Guarantee requires approval by a Class Rights Action. No amendment to or termination of the Thomson Reuters PLC Guarantee will be effective in respect of obligations existing at the time of such amendment.

  Governing Law

The Thomson Reuters PLC Guarantee will be governed by English law.

Thomson Reuters Corporation Articles

The following is a summary of the principal amendments to the articles of incorporation of Thomson which are necessary to implement the Transaction.

Capitalization

Thomson's existing authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series of which 6,000,000 shares consist of Series II Preference Shares. In connection with the Transaction, Thomson Reuters Corporation will authorize the issuance of three new classes of shares consisting of the Special Voting Share, the Reuters Founders Share and the Equalization Share. There will be no changes to the terms of the preference shares. The terms of the common shares will be amended so that the holders of common shares will be entitled to receive notice of and to attend all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the common shares required by applicable laws to be held as a separate class or series meeting) and to vote, together with the Thomson Reuters Corporation Special Voting Share Trustee, except at meetings of holders of common shares required by applicable laws to be held as a separate class.

Special Voting Share

The Thomson Reuters Corporation Special Voting Share will be authorized and issued to the Thomson Reuters Corporation Special Voting Share Trustee. The holder of the Thomson Reuters Corporation Special Voting Share will be entitled to receive notice of and to attend or be represented by proxy at all meetings of Thomson Reuters Corporation shareholders (except for meetings of holders of a particular class or series of shares other than the Special Voting Share required by applicable laws to be held as a separate class or series meeting) and to vote, together with the holders of the common shares, except at meetings of the holder of the Special Voting Share required by applicable laws to be held as a separate class. The holder of the Thomson Reuters Corporation Special Voting Share will not be entitled to receive any dividends

127

declared by the Thomson Reuters Corporation board of directors or to participate in any distribution of assets upon liquidation, dissolution or winding-up. The Thomson Reuters Corporation Special Voting Share may not be transferred without the prior approval of the Thomson Reuters Corporation board of directors.

The Thomson Reuters Corporation Special Voting Share Trustee shall have the following voting rights:

•
in relation to a resolution to approve a Joint Electorate Action, the rights:

–
to cast such number of votes in favor of such resolution as were cast in favor of the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;

–
to cast such number of votes against such resolution as were cast against the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;

–
to withhold such number of votes from such resolution as were withheld from the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders; and

–
to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of the Equivalent Resolution by holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders;

  in each case multiplied by the Equalization Ratio in effect at such time and rounded up to the nearest whole number, and provided that, if the Thomson Reuters Corporation Special Voting Share Trustee exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights;

•
in relation to a resolution to approve a Class Rights Action:

–
if the Equivalent Resolution was approved by the requisite number of holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote; and

–
if the Equivalent Resolution was not approved by the requisite number of holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, the right to cast such number of votes against such resolution as would be sufficient to defeat it;

•
in relation to a Procedural Resolution, no right to cast any vote; and

•
in relation to any resolution pertaining to any matter on which the Thomson Reuters Corporation Special Voting Share Trustee is required by applicable laws to vote separately as a class, the right to cast one vote.

For the purposes of determining the number of votes entitled to be cast by the Thomson Reuters Corporation Special Voting Share Trustee on Joint Electorate Actions, in the event that the holder of the Reuters Founders Share in Thomson Reuters PLC has exercised its voting rights in relation to an Acquiring Person, each vote cast in favor of or against the Equivalent Resolution, withheld therefrom or recorded as an abstention in respect thereof at the parallel shareholders' meeting by a Thomson Reuters PLC Acquiring Person will be divided by one hundred.

When the holder of the Thomson Reuters PLC Reuters Founders Share is entitled to exercise voting rights upon delivery of a Reuters Founders Share Control Notice, the Thomson Reuters Corporation Special Voting Share Trustee will be entitled, in relation to Joint Electorate Actions to cast such number of votes in favor of and against such resolution, to withhold such number of votes therefrom and to abstain from voting such number of votes in respect thereof as were cast in favor and against the equivalent resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the holder of the Reuters Founders Share in Thomson Reuters PLC at the parallel shareholders' meeting.

Reuters Founders Share

The Reuters Founders Share will be created and issued to Reuters Founders Share Company. Reuters Founders Share Company will be entitled to receive notice of and to attend or be represented by proxy at all meetings of Thomson Reuters Corporation shareholders. Reuters Founders Share Company will be entitled to vote: (i) separately as a class in respect of any resolution pertaining to any matter for which the prior written consent of Reuters Founders Share Company is required; and (ii) together with the holders of the Thomson Reuters Corporation common shares on all matters submitted to a vote of the shareholders where there is an Acquiring Person or following delivery of a Reuters Founders Share Control Notice, except at any meeting of the holders of a particular class or series of shares other than the Reuters Founders Share required by applicable laws to be held as a separate class and in certain other situations described below. Reuters Founders Share Company will not be entitled to receive any dividends declared by the Thomson Reuters Corporation board of directors or to participate in any distribution of assets upon liquidation, dissolution or winding-up. Reuters Founders Share Company may not transfer the Reuters Founders Share without the prior approval of the Thomson Reuters Corporation board of directors.

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  Consent Rights

The rights attaching to the Reuters Founders Share may not be varied or abrogated in any respect without the prior written consent of Reuters Founders Share Company. In addition, Thomson Reuters Corporation may not take certain corporate actions, without the prior written consent of Reuters Founders Share Company, including liquidation, dissolution or winding-up, paying dividends in kind, effecting a reorganization (other than internal reorganizations involving entities within Thomson Reuters), amalgamating with unaffiliated entities and amending, removing or altering certain provisions in the Thomson Reuters Corporation Articles and the Thomson Reuters Corporation By-Laws relating to Reuters Founders Share Company and the Reuters Founders Share.

  Rights in Relation to an Acquiring Person

In the event that any person, other than an Approved Person or Thomson Reuters, has become or becomes an Acquiring Person (as defined in the Thomson Reuters Corporation Articles), the Thomson Reuters Corporation board of directors will as soon as practicable thereafter cause Thomson Reuters Corporation to give notice in writing of such fact to such person and to Reuters Founders Share Company. From and after the time any person has become or becomes an Acquiring Person until such time as such person ceases to be an Acquiring Person, Reuters Founders Share Company will be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters Corporation common shares on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:

•
in relation to a resolution to approve a Joint Electorate Action, the rights:
–
to cast such number of votes in favor of and against such resolution, to withhold such number of votes from such resolution and to abstain from voting such number of votes in respect of such resolution as were cast in favor of and against such resolution, withheld therefrom or recorded as abstentions in respect thereof, respectively, by the Thomson Reuters Corporation Special Voting Share Trustee;
–
to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
–
to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
–
to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and
–
to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

  in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights;

•
in relation to a resolution to approve a Class Rights Action:
–
if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, the rights:
°
to cast such number of votes in favor of such resolution as were cast in favor of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
°
to cast such number of votes against such resolution as were cast against such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;
°
to withhold such number of votes from such resolution as were withheld from such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and
°
to abstain from voting such number of votes in respect of such resolution as were recorded as abstentions in respect of such resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

  in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such resolution, it will be required to exercise all, but not less than all, of such voting rights; and

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  –
  if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote;

•
in relation to a Procedural Resolution, the rights:

–
to cast such number of votes in favor of such Procedural Resolution as were cast in favor of such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

–
to cast such number of votes against such Procedural Resolution as were cast against such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

–
to withhold such number of votes from such Procedural Resolution as were withheld from such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person; and

–
to abstain from voting such number of votes in respect of such Procedural Resolution as were recorded as abstentions in respect of such Procedural Resolution by holders of voting shares of Thomson Reuters Corporation other than any voting shares which are beneficially owned by an Acquiring Person;

  in each case multiplied by one hundred, and provided that, for greater certainty, if Reuters Founders Share Company exercises its voting rights in relation to any such Procedural Resolution, it will be required to exercise all, but not less than all, of such voting rights; and

•
in respect of any resolution pertaining to any matter on which Reuters Founders Share Company is required by applicable laws or otherwise entitled to vote separately as a class, the right to cast one vote.

The right of Reuters Founders Share Company to the above voting rights will be suspended from and after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice (as defined in the Thomson Reuters Corporation Articles) until the delivery to Thomson Reuters Corporation of a Rescission Notice (as defined in the Thomson Reuters Corporation Articles) in respect of the Reuters Founders Share Control Notice.

If the Thomson Reuters Corporation board of directors has reasonable grounds to believe that a person is an Acquiring Person and has made reasonable inquiries to establish whether such person is or is not an Acquiring Person but such inquiries have not been answered or fail to establish whether such person is or is not an Acquiring Person, then such person will be deemed to be an Acquiring Person until such time as the Thomson Reuters Corporation board of directors is satisfied that such person is not an Acquiring Person.

  Rights upon Delivery of a Reuters Founders Share Control Notice

If any director becomes aware of any facts which might lead the Thomson Reuters Corporation board of directors and/or Reuters Founders Share Company to take the view that any party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, such director will without delay inform the other directors of such facts and the Thomson Reuters Corporation board of directors will forthwith give written notice of such facts to Reuters Founders Share Company. If, in the opinion of Reuters Founders Share Company, there are reasonable grounds for believing that any party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation and Reuters Founders Share Company has concluded, in its sole and absolute discretion, that the exercise of the voting rights attached to the Reuters Founders Share described above under "Rights in Relation to an Acquiring Person" is insufficient in the circumstances to enable Reuters Founders Share Company to uphold the Reuters Trust Principles, Reuters Founders Share Company will be entitled, in its sole and absolute discretion, to deliver to Thomson Reuters Corporation a Reuters Founders Share Control Notice. If at any time after the delivery to Thomson Reuters Corporation of a Reuters Founders Share Control Notice, Reuters Founders Share Company becomes of the opinion that no party other than an Approved Person or Thomson Reuters has become or is attempting to become, directly or indirectly, the beneficial owner of 30% or more of the outstanding voting shares of Thomson Reuters Corporation, then Reuters Founders Share Company will as soon as practicable thereafter send a Rescission Notice to Thomson Reuters Corporation, but the delivery of any Rescission Notice will be without prejudice to the entitlement of Reuters Founders Share Company subsequently to deliver to Thomson Reuters Corporation another Reuters Founders Share Control Notice.

At all times after the delivery of a Reuters Founders Share Control Notice and prior to the delivery of a Rescission Notice in respect of such Reuters Founders Share Control Notice, the Reuters Founders Share Company will be entitled to vote, together with (except at meetings of Reuters Founders Share Company required by applicable laws to be held as a separate class meeting) the holders of Thomson Reuters

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Corporation common shares, on all matters submitted to a vote of Thomson Reuters Corporation shareholders. On each such matter, Reuters Founders Share Company will have the following voting rights:

•
in relation to a resolution to approve a Joint Electorate Action, the rights:

–
if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast not more than 35% of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such resolution;

–
if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), to cast the greater of:

°
such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and
°
such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee); and

–
if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares to which are attached, in the aggregate (after giving effect to the Equalization Ratio), the right to cast at least the requisite majority of all votes entitled to be cast on that Joint Electorate Action by all shareholders of Thomson Reuters Corporation and Thomson Reuters PLC (excluding the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee), no right to cast any vote;

•
in relation to a resolution to approve a Class Rights Action:

–
if the Equivalent Resolution is approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, the rights:

°
if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such resolution;

°
if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast the greater of:

☐
such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and
☐
such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (including the Thomson Reuters Corporation Special Voting Share Trustee); and

°
if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on such resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee), no right to cast any vote;

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  –
  if the Equivalent Resolution is not approved by the requisite number (as determined in accordance with the Thomson Reuters PLC Articles and applicable laws) of the holders of Thomson Reuters PLC ordinary shares at the parallel meeting of Thomson Reuters PLC shareholders, no right to cast any vote.

•
in relation to a Procedural Resolution, the rights:

–
if, at the time such votes are cast, there are no Approved Persons or Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast not more than 35% of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast such number of votes as would be sufficient to approve or defeat such Procedural Resolution;

–
if, at the time such votes are cast, Approved Persons beneficially own such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast more than 35% but less than the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation (excluding the Thomson Reuters Corporation Special Voting Share Trustee), to cast the greater of:

°
such number of votes as is equal to the sum of (x) the number of votes attached to all voting shares beneficially owned by all Acquiring Persons and (y) one vote; and

°
such number of votes as will cause the votes attached to all voting shares beneficially owned, and cast in accordance with the Relevant Terms of Approval, by Approved Persons, when combined with the votes entitled to be cast by Reuters Founders Share Company, to constitute the requisite majority of all votes entitled to be cast on that Procedural Resolution by all Thomson Reuters Corporation shareholders (excluding the Thomson Reuters Corporation Special Voting Share Trustee); and

–
if, at the time such votes are cast, Approved Persons beneficially own, and cast in accordance with the Relevant Terms of Approval, the votes attached to, such number of outstanding Thomson Reuters Corporation common shares to which are attached, in the aggregate, the right to cast at least the requisite majority of all votes entitled to be cast on that Procedural Resolution by all shareholders of Thomson Reuters Corporation (excluding the Thomson Reuters Corporation Special Voting Share Trustee), no right to cast any vote;

•
at any meeting of the holder of the Reuters Founders Share at which Reuters Founders Share Company is entitled to vote separately as a class, the right to cast one vote.

  Special Quorum Requirement

At any meeting of Thomson Reuters Corporation shareholders at which Reuters Founders Share Company is entitled to exercise voting rights, a quorum will not be present for any purpose unless Reuters Founders Share Company is present (through a duly authorized representative) or represented by proxy.

  Requisition for Shareholders' Meeting

Reuters Founders Share Company will have the right at any time to requisition the Thomson Reuters Corporation board of directors to call a meeting of Thomson Reuters Corporation shareholders. If the Thomson Reuters Corporation board of directors does not call a meeting within seven days after receiving the requisition, Reuters Founders Share Company may call a meeting of Thomson Reuters Corporation shareholders. However, if a Founders Share Control Notice has been served, Reuters Founders Share Company will have the right to call a meeting of Thomson Reuters Corporation shareholders without first requesting that the Thomson Reuters Corporation board of directors do so.

  Consultation Rights

Reuters Founders Share Company will be entitled to make representations to the Thomson Reuters Corporation board of directors from time to time and will cause the Reuters Trustees to be generally available for consultation with the Thomson Reuters Corporation board of directors.

Equalization Share

One Equalization Share will be created and authorized for issuance. The holder of the Equalization Share will not be entitled to receive notice of or to attend or vote at any meetings of Thomson Reuters Corporation shareholders. The holder of the Equalization Share will be entitled to receive dividends if, as and when declared by the Thomson Reuters Corporation board of directors. If Thomson Reuters Corporation is required to make an equalization payment or a payment upon the insolvency of Thomson Reuters PLC pursuant to the terms of the Equalization and Governance Agreement, the holder of the Equalization Share will be entitled to receive, and Thomson Reuters Corporation will pay thereon, a dividend in the amount of such payment, unless the board of directors of Thomson Reuters Corporation determines to make such payment by another means. Except as provided in the preceding sentence, the holder of the Equalization Share will not be entitled to

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participate in any distribution of assets upon liquidation, dissolution or winding-up. The Equalization Share may not be transferred without the prior approval of the Thomson Reuters Corporation board of directors.

Constitution of the Thomson Reuters Corporation Board

The Thomson Reuters Corporation board of directors will consist of no less than 5 and no more than 20 members. Each director will also consent to serve, and be properly elected or appointed, as a director of Thomson Reuters PLC in order to qualify to serve as a director. A director will cease to hold office when he or she ceases to be a director of Thomson Reuters PLC.

Management Generally

Directors of Thomson Reuters Corporation (and Thomson Reuters PLC) will manage or supervise the management of the business and affairs of Thomson Reuters. Thomson Reuters Corporation will indemnify a director or officer, or a former director or officer, of Thomson Reuters Corporation (including, in the case of a director or former director, for acting, at Thomson Reuters Corporation's request, as a director of Thomson Reuters PLC) or another individual who acts or acted at Thomson Reuters Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and the heirs and legal representatives of such an individual to the extent permitted by the OBCA. Thomson Reuters Corporation (and Thomson Reuters PLC) may purchase and maintain insurance for such individuals to the extent permitted by the OBCA.

Management in Relation to the Equalization and Governance Agreement

Subject to applicable laws, directors of Thomson Reuters Corporation will carry into effect the provisions of the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross-Guarantees and any further or other agreements or arrangements contemplated by the Equalization and Governance Agreement, the Special Voting Share Agreement and the Cross- Guarantees. Subject to applicable laws, directors may, in addition to their duties to Thomson Reuters Corporation, have regard to, and take into account in the exercise of their powers, the best interests of Thomson Reuters PLC and of both the holders of Thomson Reuters Corporation common shares and the holders of Thomson Reuters PLC ordinary shares.

Observance of Reuters Trust Principles

Directors of Thomson Reuters Corporation will in the performance of their duties have due regard to the Reuters Trust Principles insofar as, by the proper exercise of their powers as directors and in accordance with their other duties as directors, the Reuters Trust Principles are capable of being observed by the directors.

Thomson Reuters News Services

The Press Associations will be entitled to receive Thomson Reuters' news services upon payment of such consideration as may be agreed from time to time.

Cash Distributions

If Thomson Reuters PLC is prohibited by applicable laws from making an Equivalent Distribution, Thomson Reuters Corporation will, so far as it is practicable to do so, enter into such transactions with Thomson Reuters PLC as the Thomson Reuters board agrees to be necessary or desirable so as to enable Thomson Reuters PLC to pay such Equivalent Distribution to holders of Thomson Reuters PLC ordinary shares.

The Thomson Reuters Corporation board of directors will insofar as is practical:

•
co-ordinate with the Thomson Reuters PLC board of directors to agree to the amount of any Equivalent Distributions;

•
co-ordinate with the Thomson Reuters PLC board of directors to agree to the basis of exchange rates on which the amounts of any Equivalent Distributions will be calculated;

•
co-ordinate with the Thomson Reuters PLC board of directors to ensure that the record dates for receipt of Equivalent Distributions are as close in time as is practicable to record dates for cash distributions to the holders of Thomson Reuters Corporation common shares; and

•
generally co-ordinate with the Thomson Reuters PLC board of directors regarding the timing of all other aspects of the payment or making of any Equivalent Distributions.

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Insolvency

Section 10 of the Equalization and Governance Agreement entitled "Insolvency" will be entrenched in the Thomson Reuters Corporation Articles. See "Summaries of Transaction Documents – Equalization and Governance Agreement".

Take-Over Bids

Section 8 of the Equalization and Governance Agreement entitled "Take-Over Bids" will be entrenched in the Thomson Reuters Corporation Articles. See "Summaries of Transaction Documents – Equalization and Governance Agreement".

Amendments upon Termination of Equalization and Governance Agreement

If the Equalization and Governance Agreement is terminated upon Thomson Reuters PLC becoming a wholly-owned subsidiary of Thomson Reuters Corporation or Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC:

•
the Equalization Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to the holder thereof of the sum of $1.00;

•
the Special Voting Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to Thomson Reuters Corporation Special Voting Share Trust of the sum of $1.00;

•
the Thomson Reuters Corporation Entrenched Articles and all references in the Thomson Reuters Corporation Articles thereto will be null and void and of no further force or effect;

•
only in the case of Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC and so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Reuters Founders Share in the capital of Thomson Reuters PLC in relation to Thomson Reuters, the Reuters Founders Share will be deemed to have been purchased for cancellation by Thomson Reuters Corporation upon its payment to Reuters Founders Share Company of the sum of $1.00;

•
only in the case of Thomson Reuters Corporation becoming a wholly-owned subsidiary of Thomson Reuters PLC and, for so long as Reuters Founders Share Company is the holder of the Reuters Founders Share, so long as the effect thereof is, to the satisfaction of the Reuters Trustees, substantially to preserve and not to impair the legal rights of the holder of the Reuters Founders Share in the capital of Thomson Reuters PLC in relation to Thomson Reuters, certain provisions in the Thomson Reuters Corporation Articles relating to Reuters Founders Share Company and the references in the Thomson Reuters Corporation Articles thereto will be null and void and of no further force or effect; and

•
the Thomson Reuters Corporation Articles will be restated as amended with such incidental or consequential modifications as are necessary to give effect to the foregoing.

Thomson Reuters Corporation By-Laws

The following is a summary of the principal amendments which are necessary to implement the Transaction.

Meetings of Shareholders

  Notice with Respect to Joint Electorate Action or Class Rights Action

If Thomson Reuters Corporation proposes to undertake a Joint Electorate Action or a Class Rights Action, it will immediately give notice to the Thomson Reuters PLC Special Voting Share Trustee and Thomson Reuters PLC of the nature of the Joint Electorate Action or the Class Rights Action that is proposed.

  Manner of Voting

Any resolution to be considered at a meeting of Thomson Reuters Corporation shareholders in relation to which the Thomson Reuters Corporation Special Voting Share Trustee or Reuters Founders Share Company is entitled to vote will be decided by ballot. Voting at any meeting of shareholders will otherwise be by a show of hands except where a ballot is required by the chair of the meeting, a Thomson Reuters Corporation shareholder or proxyholder entitled to vote at the meeting or Reuters Founders Share Company, or pursuant to the OBCA.

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  Voting by Proxy

A proxy deposited by the Thomson Reuters Corporation Special Voting Share Trustee or Reuters Founders Share Company will be valid if it is received by or delivered to the chair of the meeting before the close of the ballot to which it relates.

  Objections to Validity of Votes

No objection can be raised as to the validity of any vote at any meeting of shareholders except at the meeting or adjourned meeting at which the vote objected to is or may be given or tendered and every vote not disallowed at such meeting will be valid for all purposes. Any such objection will be referred to the chair of the meeting whose decision will be final and conclusive except that no such decision will be capable of prejudicing the effect of any valid exercise of any of the voting rights attaching to the Reuters Founders Share.

  Quorum

A quorum for the transaction of business at a meeting of Thomson Reuters Corporation shareholders will be either two persons present and entitled to vote at the meeting or Reuters Founders Share Company provided that:

•
at any meeting the business of which includes the consideration of any resolution on which the Thomson Reuters Corporation Special Voting Share Trustee is entitled to vote, a quorum will not be present for any purpose unless the Thomson Reuters Corporation Special Voting Share Trustee is present (through a duly authorized representative) or represented by proxy; and

•
at any meeting the business of which includes the consideration of any resolution on which Reuters Founders Share Company is entitled to vote, a quorum will not be present for any purpose unless Reuters Founders Share Company is present (through a duly authorized representative) or represented by proxy.

  Adjournment of Meetings

The chair of any meeting of Thomson Reuters Corporation shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, and will, if so directed by Reuters Founders Share Company, adjourn the meeting, provided that in the case of any meeting the business of which includes the consideration of any resolution on which Reuters Founders Share Company is entitled to vote, any such adjournment will be subject to the consent of Reuters Founders Share Company. Notice will be given to Thomson Reuters PLC as soon as possible of any adjournment and of the business to be transacted at an adjourned meeting.

  Actions for Shareholder Approval

•
All actions put to Thomson Reuters Corporation shareholders, except for Class Rights Actions or Procedural Resolutions, will be Joint Electorate Actions.

•
No resolution of Thomson Reuters Corporation with respect to a Joint Electorate Action or a Class Rights Action will be approved unless a parallel shareholders' meeting is held for Thomson Reuters PLC at which an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action is approved.

  Joint Electorate Actions

Section 5.1 of the Equalization and Governance Agreement entitled "Joint Electorate Actions" will be entrenched in the Thomson Reuters Corporation By-Laws. See "Summaries of Transaction Documents – Equalization and Governance Agreement".

  Deemed Class Rights Actions

If a particular matter constitutes both a Joint Electorate Action and a Class Rights Action, it will be treated as a Class Rights Action.

  Class Rights Actions

Section 6.1 of the Equalization and Governance Agreement entitled "Class Rights Actions" will be entrenched in the Thomson Reuters Corporation By-Laws. See "Summaries of Transaction Documents – Equalization and Governance Agreement".

  Procedure for Approval of Joint Electorate Actions and Class Rights Actions

A Joint Electorate Action or a Class Rights Action will require approval by ordinary resolutions of both Thomson Reuters Corporation shareholders and Thomson Reuters PLC shareholders unless otherwise required to be approved by a special resolution.

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  Procedural Resolutions

Procedural Resolutions will not constitute a Joint Electorate Action or a Class Rights Action.

  Coordination with Thomson Reuters PLC

If Thomson Reuters PLC proposes to take a Joint Electorate Action or a Class Rights Action:

•
the Thomson Reuters Corporation board of directors must (unless such action is proposed for an annual meeting of Thomson Reuters Corporation shareholders) convene a special meeting of shareholders as close in time as practicable to the Thomson Reuters PLC shareholders' meeting at which such Joint Electorate Action or Class Rights Action is to be proposed;

•
the Thomson Reuters Corporation board of directors must propose for consideration at such meeting an Equivalent Resolution in respect of such Joint Electorate Action or Class Rights Action;

•
the Thomson Reuters Corporation board of directors must submit such Equivalent Resolution to shareholders as an ordinary resolution unless otherwise required to be approved as a special resolution; and

•
Thomson Reuters Corporation will co-operate fully with Thomson Reuters PLC in preparing resolutions, information circulars or statements, explanatory memoranda or any other information or material required in connection with the proposed Joint Electorate Action or Class Rights Action.

  Discretionary Matters

The Thomson Reuters Corporation board of directors may decide to seek the approval of shareholders of either or both of Thomson Reuters Corporation and Thomson Reuters PLC for any matter that would otherwise not require such approval or specify a higher vote threshold for any resolution than would otherwise be required.

  Omission to Give Notice

Accidental omission to give any notice to any Thomson Reuters Corporation shareholder, director, auditor or member of a committee of the Thomson Reuters Corporation board of directors, non-receipt of any notice or any error in a notice not affecting the substance of it will not invalidate any action taken at any meeting held pursuant to such notice, unless the person entitled to receive such notice is Reuters Founders Share Company.

Amended Deed of Mutual Covenant

On or before the Effective Date, Thomson Reuters Corporation, Thomson Reuters PLC, Reuters, Reuters Founders Share Company and the Press Associations will enter into the Amended Deed of Mutual Covenant. The Amended Deed of Mutual Covenant restates and terminates the Deed of Mutual Covenant so as to apply the Reuters Trust Principles to Thomson Reuters.

Reuters Trust Principles

Each of Thomson Reuters Corporation, Thomson Reuters PLC and Reuters Founders Share Company will covenant with the Press Associations to use its best endeavors to ensure that the Reuters Trust Principles are complied with.

Each of the Press Associations will covenant with the other Press Associations, Reuters Founders Share Company, Thomson Reuters Corporation and Thomson Reuters PLC to endeavor to ensure that the Reuters Trust Principles are complied with.

It is acknowledged for the benefit of each of the parties to the Amended Deed of Mutual Covenant and any Approved Person that the implementation of the Transaction in accordance with its terms and the acquisition and maintenance by any Approved Person of shareholdings in Thomson Reuters PLC and/or Thomson Reuters Corporation comply with the Reuters Trust Principles, including such principles as defined in the Deed of Mutual Covenant.

Appointment of Trustees to Reuters Founders Share Company

The Amended Deed of Mutual Covenant governs the nomination and appointment of the Reuters Trustees. Under the Amended Deed of Mutual Covenant, a nominating committee is formed to select the Reuters Trustees. Each of the Press Associations will appoint one person to the nominating committee.

Under the Amended Deed of Mutual Covenant, each Reuters Trustee must execute a form of undertaking that the Reuters Trustee will exercise his/her voting rights and other powers to secure that the Reuters Trust Principles are generally observed by Thomson Reuters, that other

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persons that are duly nominated as Reuters Trustees are admitted as members of Reuters Founders Share Company and that the provisions of the articles of association of Reuters Founders Share Company relating to the nomination and admission of Reuters Trustees are not amended without the prior written consent of all of the parties to the Amended Deed of Mutual Covenant.

Each of the Press Associations ceases to have the ability to appoint a member of the nominating committee in the event of a change of control of that entity, a fundamental change in the business of that entity, or the bankruptcy or insolvency of that entity.

Additional Covenants

The Thomson Reuters board will have due regard to the Reuters Trust Principles and to the rights and duties of the Reuters Trustees insofar as by the proper exercise of its powers and in accordance with the other duties of directors those principles are capable of being observed by the Thomson Reuters board.

To ensure that the Reuters Trust Principles are safeguarded, Thomson Reuters Corporation and Thomson Reuters PLC will provide Reuters Founders Share Company with copies of their share registers that are maintained in accordance with applicable laws and notices of other changes in the ownership of beneficial interests in their respective share capital.

Thomson Reuters Corporation and Thomson Reuters PLC will have an office of editor-in-chief of the news services of Thomson Reuters and will provide Reuters Founders Share Company with the opportunity to consult with the Thomson Reuters board prior to appointing an individual to, or removing an individual from, such office.

Thomson Reuters Corporation and Thomson Reuters PLC will keep Reuters Founders Share Company informed of material matters relating to the business and affairs of Thomson Reuters that may reasonably be expected to affect the interests of Reuters Founders Share Company in relation to the Reuters Trust Principles.

Reuters Founders Share Company will keep Thomson Reuters Corporation and Thomson Reuters PLC informed regarding its views on matters relating to the conduct of the business and affairs of Thomson Reuters in relation to the Reuters Trust Principles.

Reuters Founders Share Company will attend, either in person or by proxy, meetings of both Thomson Reuters Corporation and Thomson Reuters PLC at which a Reuters Founders Share carries a right to vote.

Other Matters

Thomson Reuters Corporation and Thomson Reuters PLC will provide Reuters Founders Share Company with the funds necessary for Reuters Founders Share Company, the Reuters Trustees and members of the nomination committee of Reuters Founders Share Company who are not Reuters Trustees to perform their required functions as well as amounts payable to the Reuters Trustees and the members of the nomination committee of Reuters Founders Share Company pursuant to the articles of association of Reuters Founders Share Company. In addition, Thomson Reuters Corporation and Thomson Reuters PLC will maintain insurance coverage for all Reuters Trustees under the directors' and officers' insurance policy of Thomson Reuters, on substantially similar terms to those applicable to directors of Thomson Reuters.

Variation and Termination

The Amended Deed of Mutual Covenant may not be varied or terminated without the written consent of each of the Press Associations and Reuters Founders Share Company.

Governing Law

The Amended Deed of Mutual Covenant will be governed by English law.

Reuters Trust Principles Support Agreement

On or before the Effective Date, Reuters Founders Share Company and Woodbridge will enter into the Reuters Trust Principles Support Agreement.

Designation as Approved Person

Reuters Founders Share Company will designate Woodbridge as an Approved Person for the purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. This designation will be irrevocable for so long as Woodbridge is controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

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Agreements of Woodbridge with respect to Voting

Woodbridge will vote its voting shares of Thomson Reuters Corporation and Thomson Reuters PLC in a manner consistent with the Reuters Trust Principles. Woodbridge will give Reuters Founders Share Company as much advance notice as practicable in the circumstances of how it intends to vote at meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC with a view to providing Reuters Founders Share Company with a reasonable opportunity to determine whether the manner in which Woodbridge intends to vote is inconsistent with the Reuters Trust Principles. Woodbridge will use its best efforts to give such notice to Reuters Founders Share Company before meeting materials are disseminated to shareholders but will, in any event, give such notice to Reuters Founders Share Company not less than ten days prior to the date of the applicable shareholders' meeting. Reuters Founders Share Company will notify Woodbridge of its determination as soon as practicable.

All disagreements and disputes between Woodbridge and Reuters Founders Share Company as to the manner in which Woodbridge intends to vote at shareholders' meetings will be brought to the attention of the President of Woodbridge and the Chairman of Reuters Founders Share Company, who will try to resolve the disagreement or dispute, failing which the disagreement or dispute will be submitted to final and binding arbitration. Under the arbitration provisions, either Woodbridge or Reuters Founders Share Company may apply to a court of competent jurisdiction in Ontario for interim relief. Each party may appoint one arbitrator to a panel of three arbitrators, and the two arbitrators are to select a third, who will act as the chairman of the arbitration panel. Decisions of the panel are final and binding on Woodbridge and Reuters Founders Share Company.

Where a shareholders' meeting of Thomson Reuters Corporation or Thomson Reuters PLC is to be held before the disagreement or dispute is resolved, Woodbridge will, subject to applicable laws, take all actions within its control as are necessary or appropriate to ensure that the subject of the disagreement or dispute is not proposed for consideration at such meeting, including by voting in favor of the postponement or adjournment of the shareholders' meeting, and refrain from voting on the disputed matter.

Additional Agreements of Woodbridge

Woodbridge agrees with Reuters Founders Share Company that:

•
Woodbridge will use its best efforts as a shareholder of Thomson Reuters Corporation and Thomson Reuters PLC to ensure that the Reuters Trust Principles are complied with in relation to Thomson Reuters.

•
Without the prior written consent of Reuters Founders Share Company, Woodbridge will not transfer any voting shares of Thomson Reuters Corporation or Thomson Reuters PLC to any person that is not an Approved Person, where the transferee would become an Acquiring Person under the Thomson Reuters Corporation Articles or the Thomson Reuters PLC Articles.

•
Without the prior written consent of Reuters Founders Share Company, Woodbridge will not purchase securities of any class of Thomson Reuters Corporation or Thomson Reuters PLC if, as a result of such transaction, securities of that company would cease to be eligible for listing on a stock exchange on which that company's securities are then listed.

•
Upon the request of Reuters Founders Share Company, Woodbridge will promptly requisition the Thomson Reuters board to call a meeting of shareholders of Thomson Reuters Corporation and/or Thomson Reuters PLC for such purpose as Reuters Founders Share Company, in its sole and absolute discretion, thinks fit.

Termination

The Reuters Trust Principles Support Agreement will automatically terminate if at any time Woodbridge ceases to be controlled by members of the Thomson family, companies controlled by them and trusts for their benefit.

The Reuters Trust Principles Support Agreement may also be terminated upon the mutual written agreement of Woodbridge and Reuters Founders Share Company or upon Woodbridge providing written notice to Reuters Founders Share Company at any time when Woodbridge beneficially owns and/or has an interest in shares representing less than 10% of the aggregate voting and economic interests in Thomson Reuters.

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CERTAIN INCOME TAX CONSIDERATIONS FOR CANADIAN AND U.S. SHAREHOLDERS

The purpose of this summary is to provide shareholders of Thomson with general information in relation to taxation considerations arising from the Transaction. However, Thomson shareholders should consult their own advisors as to how their income tax position may be affected by the Transaction under the tax laws of Canada, the United States. or other applicable jurisdictions.

Certain Canadian Federal Income Tax Considerations

This summary is based on the current provisions of the Tax Act (Canada), the regulations thereunder, all specific proposals to amend the Tax Act (Canada) or the regulations publicly announced by the Minister of Finance (Canada) prior to the date of this circular, Thomson's understanding of the current published administrative practices of the CRA, and an advance tax ruling received by Thomson from the CRA with respect to the treatment of dividends paid and received on the Thomson common shares.

This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not take into account or anticipate any changes in law, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described in this circular.

This summary applies to holders of Thomson common shares who deal at arm's length and are not affiliated with Thomson and Woodbridge and who are resident in Canada (in this section, a "Thomson Shareholder") for purposes of the Tax Act (Canada).

Thomson Shareholders

The general consequences of the implementation of the Transaction to Thomson Shareholders under the Tax Act (Canada) may be summarized as follows.

•
Thomson Shareholders will not be considered to have disposed of their shares of Thomson as a result of the Transaction.

•
The tax treatment of dividends on shares of Thomson Reuters Corporation will be the same after the Transaction as it was on shares of Thomson before the implementation of the Transaction.

•
Thomson Shareholders will be the beneficiaries of Thomson Reuters PLC Special Voting Share Trust. See "Summaries of Transaction Documents – Special Voting Share Agreements". Thomson believes that the fair market value of such interest in Thomson Reuters PLC Special Voting Share Trust to a Thomson Shareholder is nominal. Any such determination of value, however, is not binding on the CRA. Trusts governed by registered education savings plans which hold common shares of Thomson may realize adverse consequences, regardless of the fair market value of such interest in Thomson Reuters PLC Special Voting Share Trust, and should consult their own advisors.

•
Thomson Shareholders will not receive or acquire any proprietary interest under, or rights in relation to, the Transaction Documents (other than as described in the paragraph above) and accordingly, the implementation of the Transaction will not involve a taxable receipt by Thomson Shareholders of money, property or other consideration.

Certain U.S. Federal Income Tax Considerations

To ensure compliance with Treasury Department Circular 230, each taxpayer is hereby notified that: (i) any tax discussion herein is not intended or written to be used, and cannot be used by the taxpayer, for the purpose of avoiding U.S. federal income tax penalties that may be imposed on the taxpayer; (ii) any such tax discussion was written in connection with the promotion of the matters described herein; and (iii) the taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax advisor.

The following is a summary of certain material U.S. federal income tax consequences of the Transaction to a U.S. Holder (as defined below) of Thomson common shares. This summary is based on the U.S. Tax Code, final, temporary and proposed U.S. Treasury regulations, judicial interpretations, and administrative pronouncements, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary does not discuss all aspects of U.S. federal income taxation that may be applicable to particular investors in light of their particular circumstances, including investors subject to special tax rules, such as U.S. expatriates, banks, financial institutions, insurance companies, securities broker-dealers, tax-exempt organizations, holders that own (directly, indirectly or constructively) 10% or more of the total voting power or total value of the stock of Thomson, investors that hold Thomson common shares as part of a straddle, hedging or conversion transaction, investors that have a functional currency other than the U.S. dollar, persons who acquired Thomson common shares pursuant to the exercise of employee stock options or otherwise as compensation, and persons liable for the alternative minimum tax. Such holders may be subject to tax rules that differ significantly from those set forth below. This summary assumes that investors hold their Thomson common shares as "capital assets" (generally, property held for investment).

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For purposes of this summary, a "U.S. Holder" is a beneficial owner of Thomson common shares that is for U.S. federal income tax purposes: (i) a citizen or individual resident of the United States; (ii) a corporation (or other entity taxable as a corporation) created or organized in or under the laws of the United States or any state or political subdivision thereof; (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Thomson common shares, the treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in a partnership that holds Thomson common shares are urged to consult their own tax advisors regarding the specific consequences of the Transaction.

The summary of U.S. federal income tax consequences set out below is for general information only. All investors should consult their own tax advisors as to the particular tax consequences to them of the Transaction and the applicability and effect of state, local, foreign and other tax laws.

Consequences of the Transaction

Although there is no U.S. federal income tax authority addressing the tax consequences of a dual listed company transaction, the Transaction should not give rise to taxable income or gain for U.S. Holders for U.S. federal income tax purposes. However, the Internal Revenue Service may assert that U.S. Holders received taxable income as a result of the various voting provisions necessary to implement the DLC structure. Such voting rights, if any, received by U.S. Holders will have only nominal value and, therefore, the receipt of such rights by U.S. Holders would only result in a nominal amount of income. It is possible, however, that the Internal Revenue Service may disagree with this conclusion. U.S. Holders should consult their independent professional advisors in light of their particular circumstances as to the U.S. federal income tax consequences of the Transaction, as well as to the effect of any state, local or applicable foreign tax law.

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DISSENTING SHAREHOLDERS' RIGHTS

Thomson shareholders may dissent from the Arrangement Resolution, thus requiring Thomson to acquire the common shares held by such shareholder for the fair value thereof, determined as of the close of business on the day before the Arrangement Resolution is adopted. In order to do so, Thomson shareholders are required to follow the procedure set out in section 185 of the OBCA.

Section 185 provides that a shareholder may only make a claim with respect to all the shares of a class held by him or her on behalf of any one beneficial owner and registered in that shareholder's name. One consequence of this provision is that Thomson shareholders may only exercise the right to dissent under section 185 in respect of shares which are registered in their name. Thomson shareholders whose shares are registered either: (i) in the name of an intermediary that the shareholder deals with in respect of the shares (such as banks, trust companies, securities dealers and brokers, trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans, and their nominees); or (ii) in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant, are non-registered shareholders and are not entitled to exercise the right to dissent under section 185 directly (unless the shares are re-registered in the non-registered shareholder's name). Non-registered shareholders who wish to exercise their right to dissent, should immediately contact their intermediary and either: (i) instruct the intermediary to exercise the right to dissent on their behalf (which, if the shares are registered in the name of a clearing agency, would require that the shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the shares in the name of such non-registered Thomson shareholder, in which case that shareholder would acquire the right to dissent directly.

Registered Thomson shareholders who wish to invoke the provisions of section 185 of the OBCA must send Computershare a written objection to the Arrangement Resolution (the "Notice of Dissent") at or before the time fixed for the special meeting of shareholders. The sending of a Notice of Dissent does not deprive shareholders of their right to vote on the Arrangement Resolution but a vote either in person or by proxy against the Arrangement Resolution does not constitute a Notice of Dissent. A vote in favor of the Arrangement Resolution will deprive shareholders of further rights under section 185 of the OBCA.

Within 10 days after the adoption of the Arrangement Resolution, Thomson is required to notify in writing each shareholder who has filed a Notice of Dissent and has not voted for the Arrangement Resolution or withdrawn his or her objection (a "Dissenting Shareholder") that the Arrangement Resolution has been adopted. Dissenting Shareholders must, within 20 days after receiving notice of adoption of the Arrangement Resolution or, if no such notice is received, within 20 days after such Dissenting Shareholder learns that the Arrangement Resolution has been adopted, send to Thomson a written notice (the "Demand for Payment") containing the Dissenting Shareholder's name and address, the number of common shares in respect of which a dissent is made, and a demand for payment of the fair value of such common shares. Within 30 days after sending the Demand for Payment, the Dissenting Shareholder must send the certificates representing the common shares in respect of which a dissent is made, to Thomson's transfer agent, Computershare. Thomson or Computershare will endorse on the share certificates a notice that the holder thereof is a Dissenting Shareholder under section 185 of the OBCA and will forthwith return the share certificates.

Dissenting Shareholders that fail to send the Notice of Dissent, the Demand for Payment, or the share certificates within the applicable time periods have no right to make a claim under section 185 of the OBCA.

After sending a Demand for Payment, Dissenting Shareholders cease to have any rights as holders of the Thomson common shares in respect of which they have dissented other than the right to be paid the fair value of such common shares as determined under section 185 of the OBCA, unless: (i) the Demand for Payment is withdrawn before Thomson makes a written offer to pay (the "Offer to Pay"); (ii) Thomson fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws his or her Demand for Payment; or (iii) the Thomson board of directors revokes the Arrangement Resolution relating to the Transaction, in all of which cases the Dissenting Shareholder's rights as a Thomson shareholder are reinstated as of the date of the Demand for Payment.

Not later than seven days after the later of the Effective Date of the Transaction and the day Thomson receives the Demand for Payment, Thomson shall send, to each Dissenting Shareholder who has sent a Demand for Payment, an Offer to Pay for the common shares in respect of which the Dissenting Shareholder has dissented in an amount considered by the Thomson board of directors to be the fair value thereof, accompanied by a statement showing how the fair value was determined or a notification that Thomson is unable lawfully to pay for the common shares if Thomson is, or after the payment would be, unable to pay its liabilities as they become due, or the realizable value of Thomson's assets would thereby be less than the aggregate of its liabilities. Every Offer to Pay made to Dissenting Shareholders for common shares will be on the same terms. The amount specified in an Offer to Pay which has been accepted by a Dissenting Shareholder will be paid by Thomson within 10 days of the acceptance, but an Offer to Pay lapses if Thomson has not received an acceptance thereof within 30 days after the Offer to Pay has been made.

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If an Offer to Pay is not made by Thomson or if a Dissenting Shareholder fails to accept an Offer to Pay, Thomson may, within 50 days after the Effective Date or within such further period as the Ontario Court may allow, apply to the Ontario Court to fix a fair value for the common shares of any Dissenting Shareholder. If Thomson fails to so apply to the Ontario Court, a Dissenting Shareholder may apply to the Ontario Court for the same purpose within a further period of 20 days or within such further period as the Ontario Court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the Ontario Court.

Before making application to the Ontario Court or not later than seven days after receiving notice of an application to the Ontario Court by a Dissenting Shareholder, Thomson will give to each Dissenting Shareholder who has sent a Demand for Payment and has not accepted an Offer to Pay, notice of the date, place and consequences of the application and of the Dissenting Shareholder's right to appear and be heard in person or by counsel. A similar notice will be given to each Dissenting Shareholder who, after the date of the first mentioned notice and before termination of the proceedings commenced by the application, sends Thomson a Demand for Payment and does not accept an Offer to Pay, such notice to be sent within three days thereafter. All such Dissenting Shareholders will be joined as parties to any such application to the Ontario Court to fix a fair value and will be bound by the decision rendered by the Ontario Court in the proceedings commenced by such application. The Ontario Court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The Ontario Court will fix a fair value for the common shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the Effective Date of the Transaction until the date of payment of the amount ordered by the Ontario Court. The fair value fixed by the Ontario Court may be more or less than the amount specified in an Offer to Pay. The final order of the Ontario Court in the proceedings commenced by an application by Thomson or a Dissenting Shareholder will be rendered against Thomson and in favor of each Dissenting Shareholder who, whether before or after the date of the order, sends Thomson a Demand for Payment and does not accept an Offer to Pay. The cost of any application to the Ontario Court by Thomson or a Dissenting Shareholder will be in the discretion of the Ontario Court. Where, however, Thomson fails to make an Offer to Pay, the costs of the application by a Dissenting Shareholder are to be borne by Thomson unless the Ontario Court orders otherwise.

The above is only a summary of the dissenting shareholder provisions of the OBCA, which are technical and complex. The full text of section 185 is attached as Annex D to this circular. Thomson shareholders who wish to exercise their right to dissent should seek legal advice, as failure to comply with the strict requirements set out in section 185 of the OBCA may result in the loss or unavailability of the right to dissent.

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INFORMATION CONCERNING THOMSON

Corporate Structure

The Thomson Corporation was incorporated under the OBCA by articles of incorporation dated December 28, 1977. Thomson restated its articles on February 28, 2005. Its registered office is Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson's principal executive office is at Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The following provides information about Thomson's principal subsidiaries as of December 31, 2007. As of that date, Thomson beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Thomson, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Thomson as of December 31, 2007, have been omitted. Indentation indicates the voting securities are directly or indirectly owned by the subsidiary listed above. Thomson's legal structure is not indicative of its operational structure.

Subsidiary	Jurisdiction of Incorporation/Formation

Thomson Canada Limited	Ontario, Canada
Thomson Holdings S.A.	Luxembourg
Thomson Finance S.A.	Luxembourg
LiveNote Technologies Ltd.	England and Wales
LiveNote Inc.	Delaware, U.S.A.
Engate LLC	Delaware, U.S.A.
Emica Corporation	Delaware, U.S.A.
Thomson U.S. Holdings Inc.	Delaware, U.S.A.
THI (U.S.) Inc.	Delaware, U.S.A.
Thomson U.S. Inc.	Delaware, U.S.A.
The Thomson Corporation Delaware Inc.	Delaware, U.S.A.
Thomson Holdings Inc.	Delaware, U.S.A.
Thomson Finance Company	Delaware, U.S.A.
Thomson TradeWeb LLC	Delaware, U.S.A.
Thomson Healthcare Inc.	Delaware, U.S.A.
Physicians' Desk Reference Inc.	Florida, U.S.A.
Thomson Financial Holdings Inc.	Delaware, U.S.A.
Thomcorp Holdings Inc.	New York, U.S.A.
Thomson Scientific Inc.	Pennsylvania, U.S.A.
Thomson Professional & Regulatory Inc.	Texas, U.S.A.
Quantitative Analytics, Inc.	Illinois, U.S.A.
Thomson Financial LLC	Delaware, U.S.A.
Thomson Legal & Regulatory Inc.	Minnesota, U.S.A.
West Publishing Corporation	Minnesota, U.S.A.
West Services Inc.	Delaware, U.S.A.
Thomson International SA	Luxembourg
The Thomson Corporation PLC	England and Wales
The Thomson Organization Limited	England and Wales
TTC (1994) Limited	England and Wales
Thomson Information & Publishing Holdings Limited	England and Wales
Thomson Information & Solutions Limited	England and Wales
Thomson Legal & Regulatory Limited	England and Wales
Thomson Financial Limited	England and Wales

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Description of the Business

Overview

Thomson is one of the world's leading information services providers. Thomson is focused on providing products and services that:

•
serve business and professional customers;

•
target customer segments and sub-segments that it believes provide the best opportunities for growth and profitability;

•
integrate critical, must-have data with software, tools and services;

•
generate subscription-based or recurring revenues;

•
reach customers directly through a technology platform;

•
integrate into customers' workflows; and

•
are scalable and leverageable.

Thomson serves customers principally in the following sectors: law, financial services, tax, accounting, scientific research and healthcare.

Thomson has a leading position and well recognized and respected brands in each of its principal sectors. Thomson's revenues in 2007 (which exclude all discontinued operations) were approximately $7.3 billion and it derived approximately 81% of its revenues from subscription and other similar contractual arrangements, which are generally recurring in nature. In 2007, Thomson derived 83% of its revenues from operations in North America.

Thomson delivers information electronically to customers through the Internet, dedicated transmission lines, compact discs and handheld wireless devices. Electronic delivery of Thomson's products and services improves its ability to provide additional products and services to existing customers and to access new customers around the world. In 2007, electronic, software and services revenues comprised 82% of total revenues. Thomson also delivers some of its products and services in print format.

Effective from January 1, 2007, Thomson operates in five segments. The following table summarizes certain information about each of its current segments and corporate center. Information regarding countries with operations and employees is as of December 31, 2007.

Segments and Corporate Center

	2007 Revenues[1]	% of 2007 Revenues	% of 2007 Revenues from Electronic, Software and Services	Countries with Operations	Employees

Thomson Legal	3,318	45	67	21	12,900

Thomson Financial	2,186	30	98	35	8,600

Thomson Tax & Accounting	705	10	88	3	3,800

Thomson Scientific	651	9	96	23	2,700

Thomson Healthcare	452	6	83	9	1,800

Corporate	–	–	–	24	3,100

Eliminations	(16)	–	–	–	–

Total	7,296	100	82	44	32,900

Note:

1
Unaudited; in millions of U.S. dollars.

While Thomson is a Canadian company, its operational headquarters are based in Stamford, Connecticut. Thomson's corporate center supports its business operations. By centralizing key functions in its corporate center, Thomson fosters a company-wide approach while allowing its segments sufficient operational flexibility and scope for initiative in dealing with customers. In addition to identifying new business opportunities and acquisitions, the corporate center oversees the planning processes of the segments and their implementation of strategy and assesses their performance. The corporate center develops and executes capital strategy, including tax planning, and determines Thomson's overall direction on technology. In addition, Thomson's corporate center is responsible for overseeing the training and development of senior executives.

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In 2007, Thomson completed the sale of Thomson Learning, which included businesses that served the higher education, careers, library reference, corporate e-learning and e-testing markets. Thomson received gross proceeds of approximately $8.2 billion.

In the tables included below in this section, countries are indicated in parenthesis where brands are principally associated with products and services offered in countries other than the United States.

Thomson Legal

  Overview

Thomson Legal is a leading provider of legal and compliance information, software and workflow solutions to law firms, courts, government bodies, corporations, academic institutions and other professional customers. Thomson Legal offers a broad range of products and services that utilize its electronic databases of legal, regulatory and business information. Thomson Legal is one of the largest publishers of legal casebooks, treatises, textbooks and related materials for legal professionals and law schools. Its offerings also include software to assist lawyers with practice management functions, including financial, accounting and timekeeping applications, document management, case management and other back office functions. Thomson Legal also offers Internet-accessible legal directories, website creation and hosting services and law firm marketing solutions to assist its customers in their client development initiatives. It also provides bar exam preparatory courses and continuing legal educational programs. Thomson Legal also provides strategic consulting advisory services and technology hosting services to the legal industry. During 2007, Thomson Legal provided products and services to leading law firms around the world and its databases are some of the largest in the world.

Thomson Legal consists of two business groups:

•
North American Legal; and

•
International Legal & Regulatory.

In 2007 and 2006, Thomson Legal generated revenues of approximately $3.3 billion and $3.0 billion, respectively. The following table provides additional information regarding Thomson Legal's revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	67%	66%

From North America	84%	84%

Recurring/subscription-based	83%	84%

  Products and Services

Thomson North American Legal.  Through its West and West-related businesses, Thomson North American Legal is a leading provider in the United States of legal information-based products, software and services. The following provides information about its major brands.

Major Brands	Principal Products and Services	Customers

West Westlaw Westlaw Litigator Westlaw Business	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

LiveNote	Deposition, transcript and court reporting software and services	Lawyers, courts and court reporters and investigators

Carswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

WestlaweCarswell (Canada)	Legal, regulatory and compliance information-based products and services	Lawyers, law students, law librarians and other legal professionals

West km	Integrated knowledge management software	Lawyers, law students, law librarians and other legal professionals

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Thomson Elite Elite 3E	Law firm management software, competitive intelligence	Lawyers, law firm finance and operations and business development professionals

West Monitor Suite	Business and market intelligence solutions	Lawyers, law firm finance, operations and business development professionals

ProLaw	Law firm management software, competitive intelligence	Lawyers, law firm finance, operations and business development professionals

Hildebrandt International Baker Robbins	Strategic, technology and information consulting advisory services	Lawyers, law firm finance, operations and business development professionals

Thomson Litigation Consulting	Litigation consulting and support services	Lawyers, law firm finance, operations and business development professionals

FindLaw HubbardOne	Web-based legal directory, website creation and hosting services and law firm marketing solutions	Lawyers and legal professionals

Foundation Press West Law School Publishing BAR/BRI West LegalEdcenter LegalWorks	Textbooks, study aids, bar review courses, continuing education materials and seminars	Law students, lawyers and legal professionals

Thomson North American Legal provides legal and regulatory solutions to large law firms, significant government organizations and law schools in the United States and to small and medium-sized law firms and corporate in-house legal professionals. Its information includes case law, statutes, administrative material, law reviews and treatises, competitive intelligence, securities filings, lawyer profiles, legal commentary, news, public records and legal forms, in electronic and print formats. Thomson North American Legal offered its customers the information they need from approximately 32,000 databases as of December 31, 2007.

Thomson North American Legal's West business publishes cases, statutes and other legal information and enhances them with headnotes, synopses, key numbers and other editorial annotations prepared by its staff of attorneys and editorial professionals. Thomson believes that these editorial annotations facilitate more productive research by its customers, enabling them to be more efficient and effective.

Westlaw is the business' primary online delivery platform. Westlaw offers numerous search features and navigation tools that enable customers to search relevant Westlaw databases to find specific points of law, build tables of authorities or search for topically related commentary. Law firms of all sizes can tailor their Westlaw subscription to meet their unique practice needs. Westlaw also includes KeyCite, an online citation research service that, among other things, enables customers to trace the history of a case, statute, administrative decision or regulation to determine if it is still authoritative. It also allows the customer to retrieve a list of cases that cite a particular case or compile a table of authorities.

Westlaw Litigator, a service designed to assist attorneys with all phases of litigation, is a current focus of investment and product development. Westlaw Litigator combines relevant case law research materials with practical tools for case evaluation, pre-trial investigation, settlement negotiation and trial preparation and presentation. In 2006, Thomson North American Legal acquired LiveNote, a leading provider of transcript and evidence management software to litigators and court reporters. LiveNote brings new functionality to the Thomson suite of litigation solutions and Thomson North American Legal now provides its customers seamless access to all of the specific facts of a case, including case law, briefs, depositions, litigation profiles, dockets and court testimony.

The acquisition of Global Securities Information and its LIVEDGAR service in 2005 enhanced Thomson North American Legal's ability to provide corporate and transactional lawyers with value-added services for preparing and completing commercial transactions, such as securities offerings, mergers and acquisitions and investment management. During the third quarter of 2007, Thomson North American Legal launched Westlaw Business, which is supported by Global Securities Information securities filing content, and allows transactional lawyers to more efficiently and effectively draft documents, research applicable law and regulatory rules and opinions, and help its clients negotiate business deals.

Thomson North American Legal acquired Oden Insurance Services in early 2007, which enhanced its regulatory and compliance center offerings to the insurance industry and support for law firms.

Carswell provides integrated knowledge and business solutions for the legal, finance and human resources markets in Canada. Online delivery to the legal market is provided through WestlaweCarswell.

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Thomson Elite offers a range of software that assists law firms and government agencies with front office and back office management functions, including document management, case management, general ledger accounting, timekeeping, billing and records management. Thomson Elite has been integrated with the ProLaw business to offer a broad legal software suite of products, as well as realize sales, marketing, product development, customer service and other operational efficiencies. While its software customers are primarily based in the United States, Thomson Elite is currently expanding internationally. In 2006, the business launched Elite 3E, an advanced browser-based business optimization platform that offers powerful core financial and practice management features, including built-in collaboration, automation and a rapid application development environment in one integrated high-performance system.

FindLaw offers client development services in the United States that include legal directories, website development, marketing solutions, legal news, a legal career center and other legal resources. Thomson North American Legal believes that the FindLaw.com portal was the highest trafficked legal website as of December 31, 2007 with an average of approximately 2.4 million unique monthly visitors during 2007. FindLaw charges law firms a fee to be included in its online legal directories but users may search its legal directories and other products and services free of charge. FindLaw provided website development and hosting services to more than 8,600 law firms in 2007. In 2006, FindLaw launched FirmSite en Español to enable law firms to offer Spanish-language content on their websites so they can better market themselves online to the Hispanic community.

Hildebrandt International, which Thomson North American Legal acquired in 2005, is a leading provider of strategic consulting advisory services to law firms, corporate law departments and government law departments throughout the world. In 2007, Thomson North American Legal acquired Baker Robbins, a leading provider of technology and information management consulting to law firms and law departments and also launched Thomson Litigation Consulting, a new consulting practice that provides litigation consulting and support to law firms.

West Education Group is a leading provider of educational solutions to legal professionals and law students in the United States. Through BAR/BRI, Thomson North American Legal provides bar examination review courses and materials. North American Legal also has a legal textbook publishing business with over 1,800 titles as of December 31, 2007, making it a leading provider of casebooks and other learning materials to law students in the United States. Its West LegalEdCenter provides online continuing legal education materials and offers one of the largest selections of video and audio continuing legal education programs on the Internet, including approximately 19,000 hours of U.S.-accredited content as of December 31, 2007.

Thomson International Legal & Regulatory.  Thomson International Legal & Regulatory provides services to a number of markets primarily outside of North America. The following provides information about Thomson International Legal & Regulatory's major brands.

Major Brands	Principal Products and Services	Customers

Westlaw[1]
Sweet & Maxwell (UK, Asia)
IDS (UK)
Aranzadi (Spain)
Civitas (Spain)
Karnov (Denmark and Sweden)
Lawbook (Australia)
Brookers (New Zealand)
La Ley (Argentina)
Lawtel (UK)
White Book (UK, Asia)
Archbold (UK)	Legal information-based products and services	Lawyers, law students, law librarians, corporate legal professionals, government agencies and trademark professionals

Taxpoint (Australia) PowerTax (Australia)	Tax and accounting information and software-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments

Thomson CompuMark SAEGIS (North America, EMEA)	Trademark search and protection information services	Business and legal and trademark professionals

Note:

1
United Kingdom, Denmark, Hong Kong, Spain, Sweden and through a joint venture, Japan.

Thomson International Legal & Regulatory operates legal information businesses in various countries outside of North America. As of December 31, 2007, these countries were Argentina, Australia, China, Denmark, France, Hong Kong, India, Ireland, Japan, Malaysia, the Netherlands, New Zealand, Singapore, Spain, Sweden and the United Kingdom through local operations. Through these businesses, Thomson International Legal & Regulatory provides a range of primary materials, such as case law and statutes, and secondary materials,

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including treatises and legal commentary specific to the countries in which it operates. The portfolio includes online, print and compact disc products.

In the United Kingdom, Thomson International Legal & Regulatory's Westlaw UK service offers a combination of legal information from the United Kingdom and the EU that is derived from its legal publishing businesses in those jurisdictions, together with information licensed from third parties. Thomson International Legal & Regulatory also operates Lawtel, a UK online legal information service.

Outside of the United Kingdom, Thomson International Legal & Regulatory offers country-specific online legal services. As of December 31, 2007, these services were provided in Argentina, Australia, Denmark, Hong Kong, New Zealand, Spain and Sweden. In each case, Thomson International Legal & Regulatory offers local content, owned or licensed by its operations in that region, supplemented with relevant information from other regions of the world.

In addition, Thomson International Legal & Regulatory also provides a basic Westlaw service, known as Westlaw International. As of December 31, 2007, Westlaw International was provided in over 60 countries. Through Westlaw International, Thomson International Legal & Regulatory is able to offer its current online products and services to customers in markets where it may not have an existing publishing presence or has not yet developed a fully customized Westlaw service.

In 2006, Thomson International Legal & Regulatory formed a joint venture in Japan with Shin Nippon Hoki Shuppan K.K. to establish Westlaw Japan K.K., a business that has recently introduced a new online service created expressly for what is estimated to be one of the world's largest legal information marketplaces. Shin Nippon Hoki Shuppan is a leading provider of print-based legal information in Japan.

Thomson International Legal & Regulatory also offered tax and accounting information and software based products and services in Argentina, Australia, Denmark, New Zealand and the United Kingdom as of December 31, 2007. The product portfolio includes online, print and software products and solutions to assist tax and accounting professionals in supporting the needs of their clients in compliance reporting and filings.

Through Thomson CompuMark, Thomson International Legal & Regulatory operates a global trademark business. As of December 31, 2007, Thomson International Legal & Regulatory maintained databases containing all current trademark registrations in over 200 countries, including the United States, Canada, China, Japan, Mexico, South Korea and most European countries. Thomson International Legal & Regulatory also offers a wide range of products and services that cover all aspects of developing and protecting trademarks, including enabling customers to screen them, determine their availability, protect them from infringement and search domain names.

  Competition

Thomson Legal's primary global competitors in the legal and regulatory information market are Reed Elsevier (which operates Lexis-Nexis) and Wolters Kluwer NV with which Thomson Legal competes in the United States and in most of the other countries in which it operates. Thomson Legal also competes with other companies in the United States and in its international markets which provide legal and regulatory information, practice management and client development services.

Thomson Financial

  Overview

Thomson Financial is a leading provider of integrated information and technology applications to the global financial services industry. Thomson Financial offers a broad range of financial data and develops individual workflow solutions and services. These services are specifically designed for trading professionals, portfolio managers, investment bankers, stockbrokers, financial planners, corporate executives and treasury and investor relations professionals to optimize their decision making and performance.

Thomson Financial divides its core business into three groups:

•
Corporate, Investment Banking & Investment Management;

•
Equities, Fixed Income & Wealth Management; and

•
Omgeo.

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In 2007 and 2006, Thomson Financial generated revenues of approximately $2.2 billion and $2.0 billion, respectively. The following table provides additional information regarding Thomson Financial's revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	98%	98%

From North America	75%	79%

Recurring/subscription-based	80%	82%

  Products and Services

Thomson Financial offers a variety of content, analytical applications and transaction platforms to financial professionals worldwide in the following segments:

•
Investment banking;

•
Wealth management;

•
Investment management;

•
Institutional equities;

•
Fixed income;

•
Corporate management;

•
Institutional research;

•
Hedge funds; and

•
Private equity and consultants.

While Thomson Financial continues to sell many of its products and services separately, its applications are also combined under the Thomson ONE brand to provide integrated workflow solutions. Thomson ONE is a flexible open architecture framework that allows for easy integration and delivery. This platform gives Thomson Financial the flexibility to customize its content offering to customers. Thomson ONE workflow solutions are designed to meet the distinct needs of professional users in each segment that Thomson Financial serves.

During 2007, the number of Thomson ONE workstations increased approximately 10% from approximately 140,950 to approximately 154,950 as a result of user migration from legacy products and new client wins. Thomson Financial continues to expand the capabilities of its Thomson ONE solutions and achieve continued growth in these workstations.

Thomson Financial derives its financial information from regulatory bodies, public sources, proprietary research, third party providers with which it has license arrangements, and contributors with which it has developed trusted relationships. To provide industry-leading, high-quality information, Thomson Financial employed a global research group of approximately 2,300 employees as of December 31, 2007. This group collects, enhances and manages all key content to deliver financial information to its clients. Its databases of financial information are some of the largest in the world and many have decades' worth of invaluable history. Its global research group is cost efficient, ensures consistency and supports the workflow solutions offered by Thomson Financial.

Corporate, Investment Banking & Investment Management.  Thomson Financial's Corporate, Investment Banking & Investment Management group focuses on providing investment bankers, private equity and hedge fund professionals, corporate executives, investor relations personnel and asset managers with integrated information solutions to assist them in analyzing markets and pursuing and completing transactions, including precedent transaction analysis, company and market due diligence, financial analysis and modeling, preparation of presentation materials and securities offerings. Products are offered as distinct modules as well as through a comprehensive information solution.

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The following table provides information about Thomson Financial's major Corporate, Investment Banking & Investment Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Investment Banking	Analytical tools and databases of brokerage research, transactional data, institutional holdings data, current and historical earnings estimates, pricing information, SEC filings and news	Investment bankers and private equity professionals

SDC Platinum Investext Global Access Thomson Research Thomson ONE Investment Management Quantitative Analytics (TQA) Datastream I/B/E/S First Call Baseline StreetEvents	Security and portfolio analytical tools as well as databases of real-time equity and fixed income brokerage research, current and historical analyst forecast estimates, investor presentations, company accounts data, pricing data, global aggregated forecast data at the country, sector and industry levels, market indices data, institutional holdings data, SEC filings and news	Portfolio managers, portfolio analysts, buy-side traders and research analysts

Thomson ONE Investor Relations Thomson ONE Corporate Development	Internet-based software applications providing corporate information and news, stock surveillance services and outbound communications services	Investor relations professionals and corporate financial executives

Capital Markets Intelligence (CMI)	Market intelligence and analytical services for market valuation analysis	Investor relations professionals and corporations

The Corporate, Investment Banking & Investment Management group provides online financial data and research on companies, industries and markets that allow its customers to develop and analyze financial forecasts, market share, competition, industry trends, economic climates and key industry participants. Thomson Financial offers a range of customizable products and services that enable its customers to effectively and efficiently manage and execute each phase of the investment process, including research and analysis, investment decisions and stock selection.

Thomson Financial also offers institutional securities ownership information that enables its customers to analyze who may be buying, selling and holding securities as well as mergers and acquisitions transaction data that customers use to identify comparable transactions, business opportunities and business trends. In addition, customers can access news, stock price information and SEC filings and analyze this information with a set of comprehensive tools.

Thomson Quantitative Analytics is a leading provider of financial database integration and analysis solutions. Its software solutions are used by investment management firms for securities selection, modeling, back testing, portfolio construction and trading strategy development. Thomson Quantitative Analytics integrates multiple data sources, including proprietary customer data, to create an integrated database of financial information and provides a suite of analytical tools to query or mine the database for insights and trading ideas.

StreetEvents is used by investment managers to monitor the activities of their company portfolios. It has a robust electronic events calendar used by corporations to post notices of earnings releases and investor presentations. StreetEvents also has a database containing transcripts and archived webcasts of public company earnings conference calls.

For corporations, Thomson Financial provides information solutions primarily to investor relations professionals and financial executives. Thomson Financial offers online access to financial information, such as broker research, ownership and peer analysis, news, stock quotes, institutional profiles and contact data. Additionally, Thomson Financial provides services for the dissemination of corporate news releases, as well as comprehensive offerings for investor relations professionals that include hosting of investor websites, product webcasts for earnings calls and the dissemination of critical information to shareholders through common communication mechanisms. In 2006, Thomson Financial acquired AFX News, a European independent real-time financial news agency which provides equity-focused business, financial and economic news to the investment community. This acquisition complemented Thomson Financial News for investment professionals in North America.

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Equities, Fixed Income & Wealth Management.  The Equities, Fixed Income & Wealth Management group focuses on providing wealth managers, brokers and equity and fixed income traders with integrated information solutions to assist them in managing client portfolios, analyzing securities and executing securities transactions.

The following table provides information about Thomson Financial's major Equities, Fixed Income & Wealth Management brands.

Major Brands	Principal Products and Services	Customers

Thomson ONE Wealth Management Thomson ONE Equity Sales Thomson ONE Fixed Income Thomson ONE Hedge Fund Trading InvestmentView Global Topic ILX	Electronic financial information, including real-time market data, such as pricing data, company information, news and analytics	Institutional traders, retail traders, investment advisors and hedge fund professionals

TradeWeb TradeWeb Retail	Online marketplace for fixed income securities and derivatives	Institutional and retail traders

Thomson Transaction Services	Back office data processing services	Brokers and dealers

AutEx	Electronic database and real-time network for trade order indications and trade executions	Equity traders

Thomson Transaction Analytics	Transaction cost analysis and trade execution compliance services	Brokers, market makers and exchanges

eXimius	Front-office private client investment management application	Wealth managers and investment advisors

Thomson Financial provides wealth managers with workflow solutions that combine market data, news and analysis with sophisticated financial planning and portfolio and client management tools. These workflow solutions are designed specifically to meet the needs of financial advisors, brokers and sales support staff requiring real-time market data, news, charts and quotes. Thomson InvestmentView provides hypothetical illustrations, client-ready presentations, financial planning calculators and detailed fund profiles designed exclusively for financial advisors. InvestmentView enables users to deliver personalized and timely recommendations, allowing them to focus on growing their client relationships and increasing assets under management.

TradeWeb is a leading over-the-counter, multi-asset class marketplace and a pioneer in the development of electronic trading and trade processing. The business provides services in the fixed income, derivatives and equity markets to clients in more than 50 countries. Since 1998, TradeWeb has operated a global trading network, which harnesses the distribution of 36 major investment banks with approximately 2,000 institutional clients as of December 31, 2007. During 2007, TradeWeb clients traded on average more than $250 billion daily using TradeWeb. TradeWeb is also a leading electronic straight-through-processing network for fixed income markets, providing dealers and buy-side institutions with paperless trade allocations and confirmations on its fully-integrated TradeXpressSTP network.

In 2007, the TradeWeb Routing Network typically handled over 1.2 billion shares traded per day with over 7,000 buy-side and sell-side connections. In addition to the TradeWeb Routing Network, Thomson Financial's suite of electronic trading solutions includes AutEx, which is used globally for communicating pre-trade and order execution services between brokers and their buy-side trading partners. Through AutEx, a broker/dealer is able to send real-time indications (IOIs) to their institutional buy-side trading partners. The IOI appears in the buy-side trader's AutEx user interface and the buy-side trader can then contact the broker/dealer to make the trade. Once the trade is complete, the broker/dealer reports the transaction to all AutEx subscribers via an advertised trade. This allows subscribers to obtain an intraday summary of trades and IOI's sent.

In October 2007, Thomson announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb. The partnership will utilize TradeWeb's position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, in January 2008, the dealers invested $280 million in TradeWeb, $180 million of which was used to purchase a 15% stake in TradeWeb Markets, an entity that includes TradeWeb's established markets, as well as Thomson Financial's AutEx and order routing businesses.

Thomson and the dealers have also agreed to fund additional investment in asset class expansion through a new entity, TradeWeb NewMarkets. Thomson's initial cash contribution to TradeWeb NewMarkets is $30 million, with a commitment for an additional $10 million

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of cash, as well as certain assets valued at approximately $30 million. The dealer consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of TradeWeb NewMarkets and the consortium will own 80%.

The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets, will support both companies. TradeWeb NewMarkets will pay a fee for services provided by TradeWeb Markets. Under the terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones.

Thomson Transaction Analytics provides compliance technology and services to measure and audit agency trading activity, which allows users to fulfill regulatory requirements to provide their customers with best execution.

Thomson Transaction Services (formerly known as BETA Systems) allows brokerage firms to outsource the majority of their back office data processing activities, such as processing orders for securities and maintaining customer and firm accounts. Customers of Thomson Transaction Services are able to generate a range of customer account documents, including monthly customer statements, trade confirmations and real-time portfolios. Thomson Transaction Services interfaces with major clearing services, depositories and exchanges to process orders for securities.

In 2007, Thomson Financial acquired eXimius NV, enabling the seamless integration of Thomson Financial's wealth management and investment management capabilities with the eXimius front-office private client investment management application. This has allowed Thomson Financial to offer a fully-integrated front-office solution for private banking and wealth management clients around the world.

Omgeo.  In 2001, Thomson Financial formed Omgeo, a partnership with The Depository Trust & Clearing Corporation, to meet the expanding information and processing needs of its customers in the financial services industry, which resulted from a proposal to move from a three day (T+3) to a one day global settlement cycle (T+1). While the T+1 initiative has not yet been implemented, Omgeo is able to provide clients with a managed transition to a new and more efficient way of processing trades for straight-through processing and increasing trade settlement capabilities.

  Competition

Thomson Financial competes with Bloomberg L.P., Reuters, FactSet Research Systems Inc., Standard & Poor's (a division of The McGraw-Hill Companies), SunGard Data Systems Inc, Broadridge Financial Solutions, Inc. and MarketAxess Holdings Inc., plus a number of other smaller firms, each of which focuses primarily on specific product and service areas within the various financial segments.

Thomson Tax & Accounting

  Overview

Thomson Tax & Accounting provides tax and accounting professionals with regulatory information, software, services, tools and applications to assist them in their daily work. Thomson Tax & Accounting is one of the leading online suppliers of this type of information in the United States.

Thomson Tax & Accounting consists of three business groups:

•
Research & Guidance;

•
Professional Software & Services; and

•
Corporate Software & Services.

In 2007 and 2006, Thomson Tax & Accounting generated revenues of approximately $705 million and $598 million, respectively. The following table provides additional information regarding Thomson Tax & Accounting's revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	88%	84%

From North America	100%	100%

Recurring/subscription-based	94%	95%

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  Products and Services

The following provides information about Thomson Tax & Accounting's major brands.

Major Brands	Principal Products and Services	Customers

Research & Guidance: RIA PPC Checkpoint Quickfinder Warren Gorham & Lamont (WG&L)	Tax and accounting information-based products and services	Professional accounting firms, corporate, finance and accounting departments, law firms and governments

Professional Software & Services: Creative Solutions GoSystem UltraTax GoFileRoom	Tax and accounting software and services focused on compliance and management solutions	Professional accounting firms, tax preparers, bookkeepers and enrolled agents

Corporate Software & Services: InSource CrossBorder Solutions Tax Partners TrustEase eComply Fiduciary Practice Systems ePropertyTax	Tax and accounting software and services focused on compliance and document management	Corporate tax departments and financial services firms

Tax and accounting information is available in both electronic and print formats. Thomson Tax & Accounting's business is currently focused on developing integrated research and workflow solutions utilizing products from its software and information businesses to create a broader offering to tax and accounting professionals.

Through its Research & Guidance businesses, Thomson Tax & Accounting offers a variety of tax, accounting and auditing-related information and solutions. Checkpoint is its online integrated tax and accounting solution which provides expert guidance, information, analysis and forms from various Thomson Tax & Accounting products and services (RIA, WG&L, PPC) as well as third party content. This information is linked to comprehensive legislative, administrative and case materials. For example, Checkpoint's CompareIt allows users to link to coverage of similar topics from one state to another, from state to federal, and from treaty to treaty across countries. Checkpoint's Create-a-Chart allows users to capture pertinent multi-state tax information in one convenient table. Checkpoint covers U.S. federal, state and local taxation, international taxation, estate planning, pension and benefits, payroll, SEC compliance, GAAP compliance, internal auditing and financial management.

Software offered by the Professional Software & Services businesses performs payroll, write-up, bookkeeping, audit and practice management functions and enables accounting firms to interact with their clients through the Internet. Thomson Tax & Accounting's software also assists its customers in the preparation of tax returns and enables them to file tax returns electronically.

Through its Corporate Software & Services businesses, Thomson Tax & Accounting provides corporate tax departments with a specialized range of products for managing corporate tax, bank and trust accounting, from tax preparation software to complete tax preparation services. In the first quarter of 2007, Thomson Tax & Accounting acquired CrossBorder Solutions, a tax software company whose products expanded its transfer pricing offerings and enhanced its tax provisions offerings. In the third quarter of 2007, Thomson Tax & Accounting acquired the Deloitte Tax LLP Property Tax Services business, a provider of property tax compliance outsourcing and consulting services, such as real estate appeals and complex property valuation. Thomson Tax & Accounting expects this acquisition to enhance ePropertyTax's compliance outsourcing service line.

Thomson Tax & Accounting's customers are primarily in the United States and Canada.

  Competition

Thomson Tax & Accounting's primary competitor across all customer segments is CCH (owned by Wolters Kluwer NV). Other major competitors include Intuit in the professional software and services market, MLM in the corporate software and services market and BNA in the information market. Thomson Tax & Accounting also competes with a number of smaller firms across the tax and accounting landscape.

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Thomson Scientific

  Overview

Thomson Scientific is a leading provider of information services to support scientific research and discovery. Primary customer segments include researchers, scientists, intellectual property specialists, and information professionals in the academic, pharmaceutical, corporate and government marketplace. At the core of Thomson Scientific's solutions is a collection of comprehensive and authoritative content derived from academic, scientific, technical and medical journals, global patent authorities and public sources. Thomson Scientific supplements the collected information, in many cases, with proprietary analysis and indexing prepared by its staff of expert editors. Thomson Scientific further enhances the value of this information by combining it with analytical and visualization tools to make it more accessible and of greater utility to its customers.

In 2007 and 2006, Thomson Scientific generated revenues of approximately $651 million and $602 million, respectively. The following table provides additional information regarding Thomson Scientific's revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	96%	95%

From North America	72%	70%

Recurring/subscription-based	74%	76%

  Products and Services

Thomson Scientific's solutions assist scientists and other research-oriented professionals in all stages of the research and development (R&D) cycle from scientific discovery to product release. Thomson Scientific's business operates primarily in the secondary publishing market. As a secondary publisher, Thomson Scientific enhances the value of primary publication information by abstracting, indexing, integrating and ranking the information so it is more accessible to its customers. Thomson Scientific's products and services add further value by providing integrated workflow solutions that enable access and management of high quality and relevant published materials for researchers, information specialists and administrators in diverse fields. Thomson Scientific provides complementary products and services, such as bibliographic software programs, manuscript authoring and submission workflow solutions, and intellectual property portfolio management and annuity services. The majority of Thomson Scientific's products are easily accessible, searchable databases available over the web and other electronic formats (e.g. Web of Knowledge, Thomson Pharma, Thomson Innovation). Thomson Scientific also customizes its products for particular industries or other customer groups.

Thomson Scientific's solutions are used by many academic institutions, research libraries, large global pharmaceutical, biotechnology, chemical, electronics and other high-technology companies to advance research and development, to protect and leverage patent portfolios, and to track competition.

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The following table provides information about Thomson Scientific's major brands.

Major Brands	Principal Products and Services	Customers

ISI Web of Knowledge	Comprehensive and integrated platform that includes the Web of Science as well as third party hosted content, editorially selected websites, and tools to access, analyze and manage research information	Research scientists and scholars, government agencies, research libraries and universities and colleges

Web of Science	Comprehensive database providing a source for journal article-cited references and access to abstracted and indexed journals	Research scientists and scholars, government agencies, research libraries and universities and colleges

Thomson Pharma	Integrated web platform that delivers scientific literature, patents, commercial and regulatory information, company news communications, professional meeting reports and other relevant content	Intellectual property professionals, R&D professionals, lawyers, business intelligence staff

Thomson Innovation	Integrated web platform providing a global collection of intellectual property content, scientific literature, analytical and visualization tools, and document services	Pharmaceutical and biotechnology companies

Derwent World Patents Index	Comprehensive database of English language patent abstracts from approximately 40 patent authorities around the world including coverage of China, Japan and Korea	Intellectual property professionals, R&D professionals, lawyers and business intelligence staff

Prous Integrity	Integrated web platform delivering drug discovery content and analytic functionality for biologists and chemists	Pharmaceutical and biotechnology companies, academic centers and research institutes

Within Thomson Scientific's academic and government division, the ISI Web of Knowledge integrated platform offers a single point of entry for scholarly researchers. This electronic service extends its users' access to research information by offering an integrated collection of databases which, as of December 31, 2007, covered almost 22,000 peer-reviewed professional journals, leading scientific and patent information databases, journal citation reports, approximately 12,000 meetings and conference proceedings and over 7,500 evaluated scientific websites. Its advanced interface enables its customers to search a single platform or multiple databases concurrently and links customers to full-text journal articles provided by publishers while also allowing for the seamless return to its service. As of December 31, 2007, the bibliographic references in its databases covered the period from 1900 to the present. Its databases and websites are also viewed as important distribution channels by authors and publishers of journals. Over 3,000 institutions worldwide rely on the Web of Knowledge to conduct their research.

In 2006, Thomson Scientific acquired ScholarOne. ScholarOne's products, which are sold to scientific, technical and medical journal publishers and scientific conference organizers, provide a web-based system that allows research authors, peer reviewers and journal editors to streamline and accelerate the article and conference-related content submission, review and evaluation process.

Thomson Scientific's pharmaceutical and chemical division provides extensive drug-specific information for all stages of the product lifecycle. Thomson Pharma integrates content from many of Thomson Scientific's key products with information from other businesses across Thomson. Through powerful search and analytical tools, Thomson Pharma enables its customers in the fields of biology, chemistry, licensing, business development and competitive intelligence to retrieve critical information needed to make informed decisions. As of December 31, 2007, Thomson Pharma supplied information about the R&D portfolios of more than 13,800 entities involved in drug development, information about therapeutic patents, including links to the full text of the original patent, the pipeline status of investigational drugs, searchable chemical structures, meeting reports and bibliographic references.

In 2007, Thomson Scientific acquired Prous Science, a leader in the provision of life sciences information. As of December 31, 2007, the Prous Science Integrity portal provided access to more than 265,000 compounds with demonstrated biological activity and more than 100,000 patent family records. In addition, Prous Science has developed strong relationships with key global medical associations and centers of excellence to maximize the reach of medical knowledge to specialists worldwide.

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Thomson Scientific also has a leading collection of assets that serve the intellectual property lifecycle, from ideation to maintenance and protection. Thomson Scientific delivers information solutions that can be seamlessly integrated into its customers' daily workflows. Each solution offers sophisticated software tools with relevant patent data, its comprehensive coverage of world journal literature and other content extracted from its extensive product portfolio. Through the Derwent World Patents Index, Thomson Scientific is one of the world's most comprehensive providers of professionally abstracted and annotated patent information. As of December 31 2007, Thomson Scientific assessed, classified, summarized and indexed patent documents from approximately 40 international patent-issuing authorities and its databases covered the period from 1963 to the present. Thomson Innovation and its sister solutions, Delphion, Patentweb, and Aureka provide business and professional researchers with access to full-text international patent documents supported by search, retrieval, analysis and other workflow productivity tools. In addition, Thomson IP Management Services has been providing intellectual property management portfolio management software and annuity services for over 35 years.

Thomson Scientific also provides access to an aggregated collection of online content licensed from third-party sources under the brands of Dialog and DataStar that serve information professionals. As of December 31, 2007, more than 600 databases supported research in the areas of competitive intelligence, intellectual property, scientific and market research, engineering and finance.

  Competition

Thomson Scientific's principal competitors in the scientific information market are Reed Elsevier, Wolters Kluwer NV, and the Chemical Abstracts Services (CAS).

Thomson Healthcare

  Overview

Thomson Healthcare is a leading provider of decision support information and services in the healthcare marketplace. Its businesses provide data analytics, benchmarks, integrated information solutions and knowledge-based tools to healthcare payers and providers. Payers include large employers, health plans, health insurers and government agencies served by management decision support solutions to better manage healthcare costs and quality. Providers include hospitals, outpatient clinics and emergency/poison control centers served by clinical decision support for important clinical information and by management decision support to manage service planning, operations, delivery, and costs. Pharmaceutical companies represent a third, smaller customer group served with outcomes research services and with the Physicians' Desk Reference (PDR) as a regulatory and marketing tool for distributing drug information to physicians and other clinicians.

In 2007 and 2006, Thomson Healthcare generated revenues of approximately $452 million and $374 million, respectively. The following table provides additional information regarding Thomson Healthcare's revenues in 2007 and 2006.

	% of Total Revenues
	2007	2006

Electronic, software and services	83%	76%

From North America	100%	100%

Recurring/subscription-based	70%	65%

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  Products and Services

The following table provides information about Thomson Healthcare's major brands.

Major Brands	Principal Products and Services	Customers

Micromedex	Comprehensive database set of drugs, disease information, medical emergency and poison control procedures, patient education and other relevant clinical, toxicological and environmental health and safety information	Physicians, pharmacists, health professionals, pharmaceutical companies, hospitals, poison control centers, corporations, government agencies and insurance companies

MercuryMD	Medical reference and decision support tool for personal digital assistants, delivering real-time patient data to clinicians	Physicians, health professionals and hospitals

PDR (Physicians' Desk Reference)	Database of U.S. Food and Drug Administration (FDA) approved drug monographs, delivered in print and electronic format	Physicians, health professionals, pharmaceutical companies and government agencies

Medstat Advantage Suite	Decision support products integrating benchmarks and analytics, designed for managing healthcare costs and quality and employee wellness and productivity	Large and mid-size employers, governmental healthcare purchasers, managed care and insurance companies, pharmaceutical companies and health services research providers

Solucient	Benchmark, comparative and market databases, integrated with analytics to support marketing and planning, operational improvement and clinical performance improvement	Hospitals, researchers, service planners, patient safety and quality managers and financial and administrative staff

The Micromedex comprehensive databases of drug information, evidence-based acute and chronic disease information, poison and biohazard information, clinical practice guidelines and procedures and patient education information, have been developed from scientific and clinical literature by expert editors and from approved drug-labelling information. They were utilized in more than 80 countries and approximately 3,000 U.S. hospitals as of December 31, 2007.

MercuryMD allows Thomson Healthcare to deliver real-time patient data from a hospital's various information systems to desktop and mobile devices, providing clinicians direct access to the latest updates on their patients.

The PDR (Physicians' Desk Reference) product is a drug database created in large part from U.S. Food and Drug Administration approved drug-labeling information. The PDR is distributed in a print directory format, on handheld electronic devices and through the Internet. Pharmaceutical companies provide Thomson Healthcare with the drug-labeling information and list their products in the directory. In 2007, pharmaceutical companies also sponsored the annual delivery of the PDR to practicing physicians in the United States and Thomson Healthcare sold additional copies of the directory to other healthcare professionals and consumers.

Through Medstat, Thomson Healthcare provides decision support systems, market intelligence, benchmarking databases and research for managing the purchase, administration and delivery of health services and benefits. Thomson Healthcare also develops and provides products and methodologies for organizing and understanding the data. Its decision support solutions and research provide an extensive collection of healthcare information for corporate and governmental healthcare purchasers, the managed care and health insurance industry, hospitals and integrated delivery networks, the pharmaceutical industry and the health services research community. This information helps these customers better manage the cost, quality and strategic positioning of health services and benefits.

Solucient's public and proprietary data helps healthcare providers identify significant trends inside their organizations and benchmark their performance against similar organizations and national standards. Solucient provides healthcare decision makers with one of the most comprehensive and valuable sets of decision support capabilities for managing both healthcare costs and quality of care.

  Competition

Thomson Healthcare's principal competitors in the clinical and drug information market are Reed Elsevier (Science) and Wolters Kluwer. Within provider management decision support, Premier is a principal competitor. Within the payer management decision support market, its

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principal competitors are Ingenix (a division of UnitedHealth Group, Inc.) and McKesson Health Solutions (a division of McKesson Corporation).

Technology

Thomson's businesses maintain sophisticated electronic infrastructures and highly developed online systems and support capabilities to provide its customers with electronic products and services primarily through the Internet.

Thomson is continuing to develop its online delivery platforms, which utilize highly scalable technologies resulting in significantly enhanced capabilities. Thomson's platforms allow it to more easily combine content from its various online services, reduce product delivery costs and reduce development time for new products and services. Thomson continues to upgrade and standardize its applications and infrastructure, enabling it to enhance its ability to market and sell its products through the Internet.

Thomson Financial maintains global data collection and management systems that have enabled it to assemble and manage one of the largest and broadest database collections of financial information in the world. Thomson Financial also maintains powerful delivery platforms that enable it to provide real-time market data quickly and reliably to its customers. Thomson Financial believes that its systems use more open architecture than its competitors, which allows its customers to more easily utilize other information and software applications with its products and services. This delivery architecture allows it to offer modular web-based services that can be bundled together to integrate a number of its products and services into a single product offering. Thomson Financial also maintains private networks, or extranets, allowing it to provide innovative community solutions, such as AutEx. These solutions connect a large number of firms to a network and permit the online exchange of real-time trade order indications and executions. Similarly, TradeWeb's dealer-to-customer online marketplace uses client/server architecture to display real-time, best bid and offer prices from dealers for a range of fixed income products, and offers secure, interactive and simultaneous trading over its Internet-based network.

Technology is an increasingly important element of the products and services of Thomson Scientific and Thomson Healthcare. Thomson Scientific and Thomson Healthcare are focused on continuously improving their content management and delivery technologies so they can provide their products in the media best suited to their customers. This includes delivery over dedicated networks, the Internet and handheld wireless devices. Both Thomson Scientific's and Thomson Healthcare's businesses deploy a common flexible content management system that improves their ability to customize and combine their products and simplifies the new product development process. These content management systems provide efficiencies in the information collection and editorial process as the businesses are able to automatically update their databases concurrently.

Sales and Marketing

Thomson primarily sells directly to its customers. In the United States, some of its businesses have regional sales representatives in addition to a team of account managers and sales representatives who work out of its offices to ensure that its existing customers' needs are met. Outside of the United States, some of its businesses have regional sales forces that focus on marketing and selling its products to customers located in a particular country or area. Thomson sometimes supplements its regional sales and account management presence with a telemarketing group to assist in meeting its customers' informational requirements.

In addition, Thomson has been successful in selling some of its products and services through the Internet. Focusing some of its marketing and sales efforts on Internet sales has allowed it to broaden its range of customers and reduce sales and marketing costs. A number of its businesses also use the Internet to provide product support to its existing customers.

Seasonality

Historically, Thomson's revenues and operating profits from continuing operations have been proportionally the smallest in the first quarter, and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare sectors. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter of the previous year.

Intellectual Property

Many of Thomson's products and services are comprised of information delivered through a variety of media, including the Internet, software-based applications, books, journals, compact discs, dedicated transmission lines and handheld wireless devices. Thomson's principal intellectual property assets include its patents, trademarks, databases, copyrights in its content and other rights in its trade names. Thomson believes that its intellectual property is sufficient to permit it to carry on its business as presently conducted. Thomson also relies on

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confidentiality agreements to protect its rights. In addition, Thomson obtains significant content and data through third party licensing arrangements with content providers. Thomson has also registered a number of website domain names in connection with its publishing and Internet operations.

Research and Development

Innovation is essential to the success of Thomson and is one of the primary bases of competition in its markets. Thomson's businesses are continuously engaged in research to develop new products and services, to improve and enhance the effectiveness and ease of existing products and services, and to develop new applications for existing products and services.

Environmental Matters

Thomson believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.

Properties and Facilities

Thomson owns and leases office space and facilities around the world to support its businesses. Thomson believes that its properties are in good condition and are adequate and suitable for its present purposes. Thomson's operational headquarters are in Stamford, Connecticut, where Thomson leases office space. The following table provides summary information about its principal properties as of December 31, 2007.

Facility	Approx. Sq. Ft.	Owned/Leased	Principal Use

Eagan, Minnesota	2,792,000	Owned	Thomson Legal's North American Legal headquarters and West operating facilities

New York, New York	435,200	Leased	Thomson Financial offices and headquarters

Carrollton, Texas	409,150	Owned	Thomson Tax & Accounting operating facilities

Boston, Massachusetts[1]	370,000	Leased	Thomson Financial offices

Note:

1
Consists of three addresses.

Employees

As of December 31, 2007, Thomson had approximately 32,900 employees in 44 countries. Of that number, approximately 12,900 were employed by Thomson Legal, 8,600 by Thomson Financial, 3,800 by Thomson Tax & Accounting, 2,700 by Thomson Scientific, 1,800 by Thomson Healthcare and 3,100 by its corporate center. Thomson believes that its employee relations are good.

Legal Proceedings and Regulatory Actions

In February 2007, Thomson entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson's part of the settlement was $36 million. Thomson is also a defendant in a separate lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The Park lawsuit alleges primarily violations of U.S. federal antitrust laws. In the third quarter of 2007, Thomson accrued $13 million in connection with an agreement in principle to settle the case. In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. Thomson continues to defend itself vigorously in this case. In February 2008, another purported class action complaint alleging violations of U.S. federal antitrust laws was filed in the United States District Court for the Central District of California against West Publishing Corporation, d/b/a/BAR/BRI and Kaplan Inc. Thomson intends to defend itself vigorously in this case.

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In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court's judgment, plus interest.

In 2005, Thomson became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in its Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, Thomson is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against Thomson, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with outside legal counsel, Thomson's management believes that, other than in respect of the settlements of the Rodriguez matter and the Park matter, such proceedings and claims will not have, and have not had in the recent past, a significant effect on the financial position or profitability of Thomson.

Material Contracts

This section of the circular describes the material contracts, other than the Transaction Documents which are described under "Summaries of Transaction Documents" and contracts entered into in the ordinary course of business, which have been entered into by Thomson since May 4, 2005, or were entered into before that date and are still in effect or which are proposed to be entered into. Copies of these contracts have been filed on SEDAR and furnished to the SEC.

Sale of Thomson Learning Businesses

Thomson entered into two purchase and sale agreements dated as of May 11, 2007 with funds advised by Apax Partners and OMERS Capital Partners under which such funds agreed to acquire the higher education, careers and library reference businesses of Thomson Learning and a consortium of funds advised by OMERS Capital Partners and Apax Partners agreed to acquire Nelson Canada, for a combined total value of $7.75 billion in cash. The agreements contained customary representations, warranties and covenants and closing was subject to regulatory approvals and other customary closing conditions. The transaction was completed on July 5, 2007.

Acquisition Facility

Thomson entered into the £4.8 billion Acquisition Facility, dated as of May 24, 2007 and amended as of June 27, 2007, among Thomson, as Canadian borrower and non-Canadian borrower, certain of its subsidiaries as non-Canadian borrowers, the lenders party thereto, Barclays Bank PLC, as non-Canadian administrative agent, The Toronto-Dominion Bank, as Canadian administrative agent, and the other parties thereto. Thomson entered into the Acquisition Facility as a result of requirements of the UK City Code on Takeovers and Mergers, which require Thomson and its financial advisors for the Transaction to confirm its ability to finance the proposed acquisition of Reuters as part of the Transaction. Thomson may only draw down amounts under the Acquisition Facility to finance the Reuters acquisition, to refinance any existing debt of Reuters after completion of the Transaction, and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of February 25, 2008, Thomson had not utilized this facility. In July 2007, Thomson reduced the aggregate lending commitment under the Acquisition Facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning assets. In accordance with the terms of the Acquisition Facility, Thomson is required to hold certain of these sale proceeds in "permitted investments", as defined in the Acquisition Facility, until the completion of the Transaction. These "permitted investments" include, among other investments, money market funds that are rated at least "A" or better. The Acquisition Facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow Thomson to extend the final maturity until May 2009.

Credit Agreement

Thomson entered into a credit agreement (the "Credit Agreement") dated as of August 14, 2007, among Thomson, its subsidiary borrowers party thereto, the lenders party thereto, JPMorgan Chase Bank, N.A., as General Administrative Agent, Royal Bank of Canada, as Canadian Administrative Agent, J.P. Morgan Europe Limited, as London Agent, and J.P. Morgan Australia Limited, as Australian Administrative Agent. The Credit Agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the Credit Agreement, Thomson may request an increase in the amount of the lenders' commitments up to a maximum amount of $3.0 billion. The Credit Agreement is available to provide liquidity in connection with Thomson's commercial paper program and for general corporate purposes of Thomson (and, after the completion of the Transaction, Thomson Reuters). The maturity date of the Credit Agreement is August 14, 2012. However, Thomson may request that the maturity date be extended, under certain circumstances as set forth in the Credit Agreement, for up to two additional one-year periods.

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The Credit Agreement contains certain customary affirmative and negative covenants, each with customary exceptions. In particular, the Credit Agreement requires Thomson to maintain a leverage ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications) for the last four fiscal quarters ended of not more than 4.5:1.

In connection with entering into the Credit Agreement, Thomson terminated its existing unsecured revolving bilateral loan agreements which had previously provided an aggregate commitment of $1.6 billion.

Description of Capital Structure

Thomson's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 6,000,000 shares consist of Series II Preference Shares. At February 22, 2008, there were 638,936,452 common shares and 6,000,000 Series II Preference Shares outstanding.

Common Shares

Each common share entitles its holder to one vote at meetings of Thomson shareholders and to receive dividends when declared by the Thomson board of directors. All dividends declared by the Thomson board of directors are paid equally on all common shares, subject to the rights of holders of the preference shares. Holders of common shares will participate equally in any distribution of Thomson's assets upon liquidation, dissolution or winding-up, subject to the rights of the holders of the preference shares. There are no preemptive, redemption, purchase or conversion rights attaching to Thomson common shares.

Preference Shares

Thomson's preference shares may be issued in one or more series as determined by the Thomson board of directors. The Thomson board of directors is authorized to fix the number, the consideration per share and the rights and restrictions of the preference shares of each series. The preference shares of each series are to rank on a parity with the preference shares of each other series with respect to the payments of dividends and the return of capital on Thomson's liquidation, dissolution or winding-up. The preference shares are entitled to preference over the common shares and any other shares ranking junior to the preference shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the preference shares as a class may not be amended without approval of at least two-thirds of the votes cast at a meeting of the holders of preference shares. The holders of preference shares are not entitled to any voting rights except as provided by the Thomson board of directors when authorizing a series or as provided by law.

The Series II Preference Shares are non-voting and are redeemable at the option of Thomson for C$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares.

Market for Securities

Thomson common shares are listed and traded on the TSX and the NYSE under the symbol "TOC". Of the two marketplaces, the greatest volume of trading in 2006 occurred on the TSX. Thomson's Series II Preference Shares are also listed on the TSX under the symbol "TOC.PR.B".

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The following table shows, for the periods indicated, the reported trading prices in Canadian dollars and trading volumes for Thomson common shares on the TSX since January 1, 2004.

Period	High	Low	Close	Trading Volume

2008

February 1 to February 22	36.79	33.73	35.20	23,228,136

January	40.70	32.30	35.84	32,249,917

2007

December	40.83	37.49	40.29	27,864,159

November	44.16	36.44	38.70	34,651,511

October	44.69	41.63	44.62	22,421,200

Third Quarter	46.19	41.00	41.66	62,430,821

Second Quarter	50.00	43.17	43.5	85,555,309

First Quarter	51.95	46.30	47.81	33,846,389

2006

Fourth Quarter	49.54	43.65	48.38	30,469,952

Third Quarter	45.80	42.40	45	27,082,353

Second Quarter	46.50	42.64	43.01	37,707,604

First Quarter	44.48	39.50	43.55	53,826,643

2005

Fourth Quarter	43.62	39.40	39.66	38,847,504

Third Quarter	45.50	40.38	43.4	30,899,527

Second Quarter	43.37	38.80	41.02	36,624,873

First Quarter	44.99	40.00	40.57	42,312,066

2004

Fourth Quarter	45.57	40.84	42.27	30,639,940

Third Quarter	45.89	41.94	43.89	18,694,372

Second Quarter	47.40	40.50	44.53	27,945,650

First Quarter	47.99	39.86	40.55	32,321,861

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The following table shows, for the periods indicated, the reported trading prices in U.S. dollars and trading volumes for Thomson common shares on the NYSE since January 1, 2004.

Period	High	Low	Close	Trading Volume

2008

February 1 to February 22	36.82	33.40	34.78	2,496,662

January	41.16	32.37	35.54	4,945,000

2007

December	41.25	37.01	40.75	3,640,300

November	47.00	36.93	38.91	3,560,790

October	47.26	42.11	47.26	2,416,200

Third Quarter	44.36	38.27	41.93	7,914,300

Second Quarter	44.93	39.75	41.03	6,564,880

First Quarter	44.19	39.46	41.56	3,301,961

2006

Fourth Quarter	43.41	38.42	41.44	2,540,800

Third Quarter	41.02	37.66	40.3	1,976,000

Second Quarter	42.24	35.88	38.52	2,781,300

First Quarter	38.96	34.01	37.36	2,112,700

2005

Fourth Quarter	37.43	33.55	34.6	1,803,400

Third Quarter	38.55	32.51	37.51	1,759,700

Second Quarter	34.30	31.09	33.61	2,392,200

First Quarter	36.48	32.82	33.35	3,141,400

2004

Fourth Quarter	36.40	32.97	35.29	2,730,200

Third Quarter	34.92	32.10	34.69	1,698,100

Second Quarter	35.12	30.15	33.46	2,061,800

First Quarter	37.29	29.84	30.86	3,071,200

The closing sale prices of Thomson common shares as reported on the TSX and the NYSE on May 10, 2007, the last day on which the Thomson common shares traded prior to the announcement by Thomson and Reuters that they had entered into the Implementation Agreement were C$45.00 ($40.63, converted at the noon buying rate of the Bank of Canada which was $0.9031 per C$1.00) and $40.56, respectively.

Credit Ratings

Thomson's long-term unsecured debt securities are rated Baa1 (stable) by Moody's, A- (negative) by S&P and A (low) (stable) by DBRS.

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies is set out below.

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Moody's Investor Services ("Moody's")

Moody's long-term credit ratings are on a rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. Moody's "Baa" rating assigned to Thomson's long-term debt instruments is the fourth highest rating of nine rating categories. Obligations rated "Baa" are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers from 1 to 3 to its long-term debt ratings, which indicate where the obligation ranks in its ranking category, with 1 being the highest. In September 2007, Moody's downgraded its ratings assigned to Thomson's long-term debt to "Baa1" from "A3", citing significant increases in leverage that will result from the Transaction. Moody's outlook is stable. Outlooks represent Moody's assessment regarding the likely direction of the rating over the medium-term.

Standard & Poor's ("S&P")

S&P's long-term credit ratings are on a rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. S&P's "A" rating assigned to Thomson's long-term debt instruments is the third highest rating of 10 major rating categories. An "A" rating indicates that the obligor's capacity to meet its financial commitment is strong, but that the obligation is somewhat more susceptible to adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. S&P uses "+" or "– "designations to indicate the relative standing of securities within a particular rating category. In September 2007, S&P affirmed its "A-" rating of Thomson's long-term debt and changed its outlook to negative. Outlooks represent S&P's assessment regarding the potential direction of the rating over the immediate to long-term. A developing outlook is assigned when a rating may be raised or lowered.

DBRS Limited ("DBRS")

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. DBRS' "A" rating assigned to Thomson's long-term debt is the third highest of the 10 rating categories for long-term debt. Debt securities rated "A" are of satisfactory credit quality and protection of interest and principal is considered substantial. A reference to "high" or "low" reflects the relative strength within the rating category. DBRS' outlook is stable. Outlooks represent DBRS' opinion regarding the outlook for the ratings.

The credit ratings by Moody's, S&P and DBRS are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. Shareholders cannot be assured that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

Related Party Transactions

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some of Thomson's products and service offerings. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to Thomson's results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of Thomson's subsidiaries. Additionally, a number of Thomson's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million. In the nine months ended September 30, 2007, these rentals and services totaled approximately $1 million.

The employees of Jane's Information Group, a business that Thomson sold to Woodbridge in April 2001, participated in Thomson's pension plans in the United States and the United Kingdom, as well as Thomson's defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane's Information Group to a third party. As a consequence of the sale, employees of Jane's Information Group have ceased active participation in Thomson's plans. During its period of participation, Jane's Information Group made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from Thomson, Woodbridge assumed the pension liability associated with the active employees of Jane's Information Group.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via its captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were about $50,000 and in 2005 they were about $45,000, which would approximate the premium charged by a third party insurer for such coverage. In the nine months ended September 30, 2007, these premiums totaled approximately $36,000.

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Thomson has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by Thomson's current and former directors and officers or by Thomson in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium Thomson would pay for commercial insurance. This arrangement is being replaced by a conventional insurance arrangement in connection with the Transaction. See "Management and Governance of Thomson Reuters – Director Indemnification and Insurance Arrangements".

In February 2005, Thomson entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Steven A. Denning, one of Thomson's directors and Chair of Thomson's Human Resources Committee, is also a director of Hewitt. Mr. Denning did not participate in negotiations related to the contract and refrained from deliberating and voting on the matter by the Human Resources Committee and the Thomson board of directors. Under the current contract terms, Thomson expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services. In the nine months ended September 30, 2007, Thomson paid Hewitt approximately $9 million associated with this agreement.

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF THOMSON

The following selected historical financial and operating data should be read in conjunction with the "Operating and Financial Review of Thomson", and with the audited consolidated financial statements and unaudited financial information of Thomson from which they were derived and which are included and incorporated by reference in this circular.

The statement of earnings data for each of the fiscal years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data at December 31, 2006, 2005 and 2004 are derived from Thomson's audited consolidated financial statements as at and for the years ended December 31, 2006, 2005 and 2004, attached to this circular as Annex E beginning on page E-3. The statement of earnings data for the nine months ended September 30, 2007 and 2006 and the consolidated balance sheet data at September 30, 2007 are derived from Thomson's consolidated financial statements as at and for the nine months ended September 30, 2007 and 2006, attached to this circular as Annex E beginning on page E-52. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.

Thomson's audited consolidated financial statements are prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP and IFRS. See the reconciliations to U.S. GAAP in the footnotes of Thomson's audited consolidated financial statements for information on the material differences between Canadian GAAP and U.S. GAAP as they relate to Thomson's financial statements for the periods presented. See the reconciliations to IFRS as applied by Reuters included below for information on the material differences between Canadian GAAP and IFRS as applied by Reuters as they relate to Thomson's financial statements for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (audited)	2006 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Consolidated statement of earnings data:

Revenues	5,278	4,756	6,612	6,145	5,658

Operating profit	893	831	1,254	1,166	1,056

Net other income (expense)	6	36	1	(28)	2

Net interest expense and other financing costs	(64)	(168)	(221)	(221)	(235)

Income taxes	(46)	(89)	(118)	(260)	(177)

Earnings from continuing operations	789	610	916	657	646

Earnings from discontinued operations, net of tax	2,781	119	204	277	365

Net earnings	3,570	729	1,120	934	1,011

Dividends declared on preference shares	(4)	(4)	(5)	(4)	(3)

Earnings attributable to common shares	3,566	725	1,115	930	1,008

Basic earnings per common share	$5.56	$1.12	$1.73	$1.42	$1.54

Diluted earnings per common share	$5.53	$1.12	$1.73	$1.42	$1.54

Other data (unaudited) [1]:

Adjusted earnings from continuing operations	709	540	861	682	585

Adjusted basic and diluted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

Note:

1
Other data reflect non-GAAP measures. See "Operating and Financial Review of Thomson – Use of Non-GAAP Financial Measures" for definitions and reconciliation to GAAP financial measures.

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	Nine months ended September 30,	Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (unaudited)	2006 (unaudited)	2005 (unaudited)	2004 (unaudited)

Results under IFRS:

Net income	3,561	1,156	997	990

Basic earnings per common share	$5.55	$1.79	$1.52	$1.51

Diluted earnings per common share	$5.52	$1.78	$1.52	$1.50

	Nine months ended September 30,	Year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007 (audited)	2006 (audited)	2005 (audited)	2004 (audited)

Results under U.S. GAAP:

Net income	3,579	1,143	947	1,016

Basic earnings per common share	$5.58	$1.77	$1.44	$1.55

Diluted earnings per common share	$5.55	$1.76	$1.44	$1.54

	As at September 30,	As at December 31,
(in millions of U.S. dollars)	2007 (audited)	2006 (audited)	2005 (audited)	2004 (audited)

Consolidated balance sheet data:

Cash and cash equivalents	7,455	334	407	405

Current assets	9,563	3,265	3,009	2,892

Intangible assets, net	10,288	9,999	9,452	9,665

Total assets	22,918	20,132	19,434	19,643

Current liabilities	3,996	3,739	3,107	3,083

Long-term debt (less current portion)	3,418	3,681	3,957	3,987

Total shareholders' equity	13,584	10,481	9,963	9,962

Thomson 2007 Full Year and Fourth Quarter Results (unaudited)

On February 7, 2008, Thomson reported its financial results for the three months and the year ended December 31, 2007. In the fourth quarter, Thomson's revenues increased 10%, to $2.0 billion, led by strong growth in the Legal, Financial, Tax & Accounting and Scientific business segments. Organic revenue growth was 6%. Operating profit decreased 3%, to $410 million in the fourth quarter. Operating profit margin was 20.2%, compared with 22.8% in the prior year period. Underlying operating profit, which excludes investments in THOMSONplus efficiency initiatives, costs related to the Transaction and a benefit from the settlement of a pension plan, increased 8% and the underlying operating margin was 24.1%, compared with 24.4% in the fourth quarter of 2006. This decline was primarily due to the initial dilutive impact from acquisitions and the timing of expenses. Earnings attributable to common shares were $432 million, or $0.67 diluted earnings per share, compared to $390 million, or $0.61 diluted earnings per share, in the fourth quarter of 2006. Adjusted earnings for the period were $384 million, or $0.60 per share, compared with $320 million, or $0.50 per share, in the prior-year period, after adjusting for discontinued operations, costs related to the Transaction, other expenses, the gain on the settlement of a pension plan, tax expenses associated with these items, and the normalization of the tax rate.

Thomson's 2007 revenues increased 11%, to $7.3 billion, driven by strong growth across all business segments. Organic revenue growth was 6%. Operating profit increased 4%, to $1.3 billion. Operating profit margin was 17.8% compared with 18.9% in 2006. Underlying operating profit increased 14%, to $1.5 billion, and underlying operating profit margin increased 60 basis points, to 20.4%. Earnings attributable to common shares were $4.0 billion, or $6.20 diluted earnings per share, compared to $1.1 billion, or $1.73 diluted earnings

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per share, in 2006. Earnings in 2007 included $2.9 billion related to discontinued operations, net of tax, primarily related to the gain from the sale of Thomson Learning's higher education assets, completed in the third quarter. Adjusted earnings were $1.1 billion, or $1.69 per share, compared with $857 million, or $1.33 per share, in 2006, after adjusting for the items noted above.

Net cash provided by operations was $1.8 billion, compared with $2.1 billion in 2006. Free cash flow was $1.1 billion, compared with $1.4 billion in 2006, reflecting discontinued operations, interest income earned on the proceeds from the sale of Thomson Learning, and the special items. Excluding these, free cash flow increased 12%.

For further details, see Thomson's news release dated February 7, 2008 incorporated by reference in this circular.

Unaudited Reconciliation of Thomson Financial Information to IFRS as applied by Reuters

Thomson's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain significant respects from IFRS as applied by Reuters in its audited financial statements for the years ended December 31, 2006, 2005 and 2004 and its unaudited interim results for the nine months ended September 30, 2007. Such differences relate to methods for recognition and measurement of the amounts shown in the consolidated financial statements. The following reconciliation presents the effect of material differences between Canadian GAAP and IFRS as applied by Reuters on net earnings and shareholders' equity.

	For the nine months ended September 30,	For the year ended December 31,
(in millions of U.S. dollars, except per common share amounts)	2007	2006	2005	2004

Net earnings under Canadian GAAP	3,570	1,120	934	1,011

Differences in GAAP increasing (decreasing) reported earnings:

Business combinations [1]	(1)	–	(12)	(28)

Employee benefits [2]	78	67	43	28

Stock-based compensation [3]	7	15	(2)	5

Impairments of long-term assets [4]	(79)	(31)	–	–

Derivative instruments and hedging activities [5]	(2)	3	6	(8)

Income taxes [6]	(12)	(18)	28	(18)

Net earnings under IFRS as applied by Reuters	3,561	1,156	997	990

Basic earnings per common share	$5.55	$1.79	$1.52	$1.51

Diluted earnings per common share	$5.52	$1.78	$1.52	$1.50

	As at September 30,	As at December 31,
(in millions of U.S. dollars)	2007	2006	2005	2004

Shareholders' equity under Canadian GAAP	$13,584	$10,481	$9,963	$9,962

Differences increasing (decreasing) reported shareholders' equity:

Business combinations [1]	(41)	(40)	(40)	(28)

Employee benefits [2]	(276)	(487)	(641)	(575)

Stock-based compensation [3]	(11)	(12)	(30)	(27)

Impairment of long-term assets [4]	(110)	(31)	–	–

Derivative instruments and hedging activities [5]	(1)	1	59	(8)

Share repurchases [5]	–	(24)	–	–

Income taxes [6]	114	175	224	154

Shareholders' equity under IFRS as applied by Reuters	13,259	10,063	9,535	9,478

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Thomson has not previously prepared financial statements under IFRS. In preparing the reconciliation from Canadian GAAP to IFRS, Thomson applied the principles of IFRS 1, First-time Adoption of International Financial Reporting Standards, with the transition date of January 1, 2004 ("Transition Date"). IFRS 1 generally requires that first-time adopters consistently apply all effective IFRS standards retrospectively from the date of transition. IFRS 1 provides for certain optional exemptions and mandatory exceptions to this general principle. In conformity with the elections of Reuters, Thomson has elected the following optional exemptions under IFRS 1 as follows:

•
Business combinations – Thomson has elected not to apply IFRS 3, Business Combinations, retrospectively to business combinations that occurred prior to the Transition Date. Consequently, business combinations that were recognized before the Transition Date have not been restated. Any goodwill arising on such business combinations before the Transition Date was not adjusted from the carrying value previously determined under Canadian GAAP as a result of applying this exemption.

•
Employee benefits – Retrospective application of the corridor approach for recognition of actuarial gains and losses in accordance with IAS 19, Employee Benefits, would require a company to determine actuarial gains and losses from the date benefit plans were established. Thomson has elected to recognize all cumulative actuarial gains and losses that existed at the Transition Date in opening retained earnings.

•
Currency translation differences – Retrospective application of IFRS would require Thomson to determine the translation differences in accordance with IFRS from the date a subsidiary or associate was formed or acquired. Thomson has elected to reset all cumulative translation gains and losses to zero at the Transition Date.

•
Designation of previously recognized financial assets and liabilities – At the Transition Date, Thomson has elected to designate as at fair value through profit and loss certain financial assets or financial liabilities that qualify for such designation.

•
Share-based payments – Thomson has elected to avail itself of the exemption provided under IFRS 1 and has applied IFRS 2, Share Based Payments, for all the equity instruments granted after November 7, 2002 that had not vested by the date of adoption of IAS 32, which for Reuters was January 1, 2005.

•
Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment – Thomson elected not to retroactively recognize changes to liabilities under IFRIC 1, Changes in Existing Decommissioning, Restoration and Similar Liabilities, which may have occurred before the Transition Date.

•
Compound financial instruments – IAS 32, Financial Instruments: Disclosures and Presentation, requires compound financial instruments to be separated into debt and equity components based on the terms of the instrument at inception. Thomson has elected the exemption not to separate the components if the liability component is not outstanding as of the date of adoption of IAS 32, which as applied by Reuters was January 1, 2005.

Consistent with Reuters, Thomson has also applied the three mandatory exceptions to full retrospective application of IFRS required by IFRS 1 as follows:

•
Derecognition of financial assets and financial liabilities – IFRS 1 requires first time adopters to apply the derecognition requirements in IAS 39, Financial Instruments: Recognition and Measurement, prospectively for transactions occurring on or after its adoption date, which for Reuters was January 1, 2005.

•
Hedge accounting – Hedge accounting can only be applied prospectively from the date of adoption of IAS 39, which as applied by Reuters was January 1, 2005, to transactions that satisfy the hedge accounting criteria in IAS 39 at that date. Hedging relationships cannot be designated retrospectively and the supporting documentation cannot be created retrospectively. As a result, only hedging relationships that satisfied the hedge accounting criteria as of the date of adoption were reflected in Thomson's IFRS results.

•
Estimates – Hindsight is not used to create or revise estimates. The estimates previously made by Thomson under Canadian GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

As Thomson is not publishing financial statements under IFRS, this reconciliation does not constitute an adoption of IFRS by Thomson. As a result, in the future if Thomson adopts IFRS as the accounting principles for its financial statements, Thomson will have to reapply the provisions of IFRS 1 and may utilize a different transition date than used for this reconciliation, may make different choices with respect to the optional exemptions available under IFRS 1, and will be applying IFRS standards as in issue at the time, which may be different to those applied in this reconciliation.

The following is a description of the nature of the differences presented in the reconciliation of net earnings and shareholders' equity.

Note 1. Business Combination

Under Canadian GAAP, Thomson recognizes contingent consideration as part of the cost of the acquisition only when the amount of contingent consideration can be reasonably estimated and the outcome of the contingency is determined beyond a reasonable doubt. IFRS requires the acquiror to include contingent consideration in the cost of the combination at the acquisition date if it is considered probable that

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the contingency will be met and the amount can be reliably measured at fair value. Any discount recorded on future cash payments is accreted through interest expense. As a result, there is a difference in the amount of contingent consideration included in the cost of acquisition and the accretion of interest expense on long-term liabilities associated with contingent consideration that Thomson recognized under IFRS.

Under Canadian GAAP, Thomson recognizes the costs of a plan (1) to exit an activity of an acquired company, (2) to involuntarily terminate employees of an acquired company, or (3) to relocate employees of an acquired company as liabilities assumed in a purchase business combination and included in the allocation of the acquisition cost if specified conditions are met as on the acquisition date. Under IFRS, such restructuring provisions are only included as part of the acquired liabilities when the acquiree has recognized an existing liability for restructuring in accordance with applicable IFRS standards. As a result, there is a difference for certain provisions that Thomson has recorded as part of the purchase price allocation under Canadian GAAP that are charged to income under IFRS.

Under Canadian GAAP initial purchase price allocations can be subsequently adjusted through goodwill, and Canadian GAAP does not impose a time limit for the completion of the allocation process, though in practice a 12 month time limit is generally followed. Under IFRS, when the initial accounting for a business combination can only be determined provisionally, those values should be used and any adjustments to those values should be recognized within the allocation of the acquisition cost if they occur within 12 months of the acquisition date. After 12 months, adjustments are recognized through income. Accordingly, certain adjustments to the allocation of the purchase price that were made after 12 months under Canadian GAAP, have been adjusted through a charge or credit to income under IFRS.

See also the discussion below for differences in accounting for income taxes in business combinations impacting goodwill and intangible assets.

Note 2. Employee Benefits

Reconciling items for employee benefits arise based on differences between Canadian GAAP and IFRS relating to the accounting for defined benefit pension plans.

Under Canadian GAAP, the measurement date of the defined benefit obligation and plan assets should be a date not more than three months prior to the date of the financial statements, provided the entity adopts this practice consistently from year to year. Thomson measures the defined benefit obligation and plan assets for the majority of its plans as of September 30. Under IFRS, an entity is required to determine the present value of defined benefit obligations and the fair value of any plan assets with sufficient regularity such that the amounts recognized in the financial statements do not differ materially from the amounts that would be determined at the balance sheet date. As a result, Thomson remeasured its defined benefit obligations and plan assets as of the end date of each period.

Under Canadian GAAP, Thomson amortizes the past service costs arising from plan amendments on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment. Under IFRS, in measuring its defined benefit liability, an entity shall recognize past service cost arising from plan amendments as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, an entity shall recognize past service cost immediately. As a result, Thomson adjusted its expense associated with past service cost.

Under Canadian GAAP, Thomson recognizes the actuarial gains and losses that arise in calculating the present value of the defined benefit obligation and the fair value of plan assets on a systematic and consistent basis, subject to a minimum required amortization based on a "corridor" approach. The "corridor" is 10% of the greater of the accrued benefit obligation at the beginning of the year and the fair value of plan assets at the beginning of the year. This excess of 10% is amortized into pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006). Unrecognized actuarial gains and losses below the 10% corridor are deferred. Under IFRS, Thomson has elected the option to recognize all actuarial gains and losses immediately in a separate statement of recognized income and expense. As a result, Thomson removed its expense associated with the amortization of actuarial gains and losses from the income statement and reflected actuarial gains and losses incurred in a period as a direct credit or charge to equity at the end of such period.

Under Canadian GAAP, Thomson uses market-related fair value for the purpose of calculating expected returns on plan assets. The market related fair value recognizes changes in the fair value of plan assets over a five-year period. Under IFRS, the expected return on plan assets is based on market expectations, at the beginning of the period, for returns over the entire life of the related obligation. The expected return on plan assets reflects changes in the fair value of plan assets held during the period as a result of actual contributions paid into the fund and actual benefits paid out of the fund. As a result, Thomson remeasured the fair value of its plan assets at the end of each period.

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Note 3. Stock-based Compensation

Under Canadian GAAP, for grants of stock-based awards with graded vesting, Thomson recognizes the total fair value of the award on a straight-line basis over the employment period necessary to vest the award. Under IFRS, each tranche in an award with graded vesting is considered a separate grant with a different vesting date and fair value, and each grant is accounted for on that basis. As a result, expense for these awards is accelerated under IFRS as compared to Canadian GAAP resulting in higher expense charges in earlier periods and lower expense charges in later periods.

Under Canadian GAAP, Thomson recognizes forfeitures of awards as they occur. Under IFRS, Thomson is required to estimate the number of awards expected to vest and to revise that estimate, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. This results in a lower expenditure under IFRS in the years prior to forfeiture as compared to Canadian GAAP.

Under Canadian GAAP, Thomson accrues the SAR liability based upon the intrinsic value of the award. Under IFRS, for the cash-settled share-based payment transactions, an entity must measure the liability incurred at its fair value, calculated by applying an option pricing model. Until the liability is settled, the fair value of the liability is remeasured at each reporting date, with any changes in fair value recognized over the remaining vesting period. Any changes in fair value of vested awards are recognized in income immediately.

Under Canadian GAAP, Thomson recognizes a deferred tax asset for share-based awards based upon the cumulative amount of compensation cost recognized for an award. Under IFRS, the deferred tax for a deductible temporary difference is based on the amount the taxation authorities will permit as a deduction in future periods. Therefore, the measurement of the deferred tax asset is based on an estimate of the future tax deduction, generally the intrinsic value of the vested award at the balance sheet date. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative compensation expense, then a portion of the tax deduction is deemed to relate to equity. In such a situation, the excess of the associated current or deferred tax is recognized directly in equity. If no tax deduction is anticipated because the fair value of the shares has declined, then the deferred tax asset is reversed to income or equity as appropriate, depending on how the asset was originally recorded.

Under Canadian GAAP, Thomson records employer taxes on share-based compensation upon exercise of the instrument. Under IFRS, Thomson recognizes the liability for the employer taxes on share-based compensation over the vesting period and measured based upon the fair value of the awards as of the balance sheet date and adjusted for subsequent changes in fair value through income.

Note 4. Impairments of Long-Term Assets

For Thomson, differences resulted from the recognition and measurement of impairments of assets held for sale. Under Canadian GAAP, assets held for sale are measured at the lower of their carrying amount or fair value less costs to sell. The carrying amount for determining impairment includes cumulative translation adjustments. Under IFRS, assets held for sale are also measured at the lower of their carrying amount or fair value less costs to sell. However, the carrying amount for determining impairment does not include cumulative translation adjustments. As a result, Thomson recognized impairments under IFRS in instances when the exclusion of cumulative translation gains caused the carrying amount of assets held for sale to be in excess of their fair value less cost to sell.

Note 5. Financial Instruments

  Hedge accounting

Canadian GAAP allows assumed effectiveness for compound derivative instruments that hedge currency and interest rate risk provided the critical terms of the derivative instrument are consistent with that of the hedged instrument. Under IFRS, retrospective and prospective effectiveness must be assessed each reporting period in order to qualify for hedge accounting. As a result, certain hedge relationships had to be prospectively discontinued as of the date of adoption of IAS 32 and IAS 39. The derivative instruments involved in those hedge relationships held by Thomson no longer qualify for hedge accounting treatment under IFRS and changes in their fair value after the adoption date are recognized in earnings.

  Share repurchases

Under Canadian GAAP, a contract that contains an obligation for an entity to purchase its own equity instruments is accounted for as an equity transaction upon completion of each purchase under the agreement. Under IFRS, such contracts give rise to a financial liability for the present value of the redemption amount when the entity has no discretion to cancel the plan, which is the case when it may have material non-public information. Subsequent adjustments to this liability are reflected within earnings. If the contract expires without delivery, the carrying amount of the financial liability is reclassified as equity. As a result, Thomson will record a liability for the discounted value of its expected redemption price for its contract with brokers to acquire its shares during restricted periods when Thomson may have material non-public information. The adjustments to the liability that would be reported within Thomson's IFRS earnings were not material.

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Note 6. Income Taxes

  Intercompany transactions

Canadian GAAP prohibits the recognition of a deferred tax asset or liability for a temporary difference arising from intercompany transactions whereby the resulting tax basis of the asset in the buyer's jurisdiction differs from the carrying amount of the asset in the consolidated financial statements. Further taxes paid or recovered as a result of a transfer of an asset are recorded as an asset in the financial statements and recognized as tax expense when the asset leaves the group or is otherwise utilized.

IFRS does not contain such an exception and, therefore, deferred taxes are recognized for temporary differences and taxes paid or recovered on intercompany transactions are recognized in the period incurred. As a result, Thomson reflected additional taxes for these transactions.

  Deferred tax assets not recognized in a business combination

Canadian GAAP requires recognition of future income tax assets of both the acquiror and acquiree as part of the purchase price allocation when they are more likely than not to be realized as a result of a business combination. A future income tax asset not recognized as an identifiable asset at the date of acquisition should, when subsequently recognized, be applied first to reduce to zero any unamortized goodwill related to the acquisition, then to reduce to zero any unamortized intangible assets related to the acquisition, and then to reduce income tax expense.

IFRS requires the recognition of the acquiree's deferred tax assets if it is probable (more likely than not) that they will be realized as a result of the business combination. However, for the acquiror, IFRS requires the deferred tax assets arising as a result of the business combination to be recorded outside of the purchase price allocation through income. When a deferred tax asset of the acquiree is not recognized at the date of a business combination but is subsequently recognized, the resulting deferred income tax recovery is recognized in the income statement. In addition, goodwill would be adjusted to the amounts that would have been recorded if the deferred tax asset had been recognized as an identifiable asset at the date of the business combination. This reduction in the net carrying amount of goodwill would be recognized as an expense.

  Accounting for uncertainty in income taxes in business combinations

Under Canadian GAAP, changes to income tax contingencies relating to pre-acquisition periods are adjusted back through purchase accounting, and are applied to reduce goodwill, intangible assets associated with the business combination, and finally to reduce income tax expense.

Under IFRS, any changes to pre-acquisition tax uncertainties beyond 12 months of the acquisition are recorded to the income statement. As a result, changes to Thomson's income tax contingencies beyond twelve months of an acquisition that were applied to goodwill or intangible assets under Canadian GAAP were reflected as a component of earnings under IFRS.

  Income tax effect of other reconciling differences between Canadian GAAP and IFRS

Differences reflected for income taxes include the effect of recording, where applicable, the deferred tax effect on earnings of other differences between Canadian GAAP and IFRS described above amounted to $(17) for the nine months ended September 30, 2007 and ($9), ($12) and ($2) for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 7. Other Differences

Under Reuters accounting policies, certain capitalization thresholds and useful lives for property, plant and equipment differ from those utilized by Thomson. These differences were determined not to be material.

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OPERATING AND FINANCIAL REVIEW OF THOMSON

Introduction

The following operating and financial review for the three year period ended December 31, 2006 and for the nine months ended September 30, 2007 should be read in conjunction with "Selected Historical Financial and Operating Data of Thomson" and Thomson's consolidated financial statements included in Annex E to this circular. In addition to historical information, this operating and financial review contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. These factors include those identified under "Risk Factors". This operating and financial review is based on financial statements prepared in accordance with Canadian GAAP, which differs in certain significant respects from U.S. GAAP and IFRS. See the reconciliations to U.S. GAAP and IFRS accompanying the financial information included or incorporated by reference in this circular.

This operating and financial review should also be read in conjunction with Thomson's news release dated February 7, 2008 in respect of its financial results for the three months and the year ended December 31, 2007, which is incorporated by reference in this circular and summarized under "Selected Historical Financial and Operating Data of Thomson – Thomson Fourth Quarter Results (unaudited)".

Overview

Business and Strategy

What Thomson does – Thomson is one of the world's leading information services providers to business and professional customers. Its target customers are knowledge workers whose expertise in particular markets is critical to the success of economies throughout the world. As economies evolve and become more global, Thomson believes that the needs of knowledge workers will continue to grow.

How Thomson makes money – Thomson generates revenues by supplying knowledge workers with business-critical information solutions and services. Thomson makes its information more valuable by adding expert analysis, insight and commentary, and couples it with software tools and applications that its customers can use to search, compare, synthesize and communicate the information. To further enhance its customers' workflows, Thomson delivers information and services electronically, integrates its solutions with its customers' own data and tailors the delivery of information to meet specific customer needs. As Thomson integrates critical information with analysis, tools and applications, it places greater focus on the way its customers use its content, rather than simply on selling the content itself, and is moving from just informing its customers to enabling their decisions. Thomson believes its ability to embed its solutions into customers' workflows is a significant competitive advantage as it leads to strong customer retention. Over time, Thomson believes that these attributes will translate into higher margins and better cash flow. Thus, its shift to workflow solutions is important to its growth and profitability.

Thomson's business environment – As a global company, Thomson is affected by economic and market dynamics, governmental regulations and business conditions for each market and country in which it operates. Thomson has traditionally encountered competition in each of its markets from both large information providers and smaller niche market businesses. However, Thomson now faces an evolving competitive landscape. Certain of its traditional competitors are implementing solutions strategies of their own. In the future, other competitors could come from outside its traditional competitive set. For instance, Internet service companies and search providers could pose a threat to some of its businesses by providing more in-depth offerings than are currently available from such services. In response to this, Thomson is continuing to move forward aggressively in segmenting its markets and developing solutions that will allow it to remain embedded in customers' workflows.

Thomson strives for leadership positions in each market it serves in order to secure broad and deep market expertise. To maintain its leadership positions, Thomson plans to continue to invest in its existing businesses and also to acquire new businesses. During the past few years, Thomson has achieved efficiencies by leveraging resources within its various businesses, which has increased its profitability. Thomson has had consistently strong cash flow generation, reflecting the strength of its businesses and the quality of its earnings, as well as contributions from operating efficiencies and improvements in its use of working capital.

Thomson's operational structure – Throughout 2004, 2005 and 2006, Thomson's operations were organized into four market groups that were structured on the basis of the customers they served:

•
Thomson Legal & Regulatory – a leading provider of information solutions to legal, tax, accounting, intellectual property, compliance and other business professionals, as well as government agencies;

•
Thomson Learning – a leading provider of learning solutions to colleges, universities, professors, students, libraries, reference centers, government agencies, corporations and professionals;

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•
Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community; and

•
Thomson Scientific & Healthcare – a leading provider of information and services to researchers, physicians and other professionals in the healthcare, academic, scientific, corporate and government marketplaces.

In October 2006, Thomson announced plans to sell Thomson Learning, including those businesses serving the higher education, careers, library reference, corporate e-learning and e-testing markets. Therefore, Thomson has restated its results and metrics for all years discussed throughout this operating and financial review to remove Thomson Learning. See "Dispositions" below for further discussion.

In January 2007, Thomson realigned its remaining operations. While Thomson had previously announced that it would manage its business along six business segments, it subsequently decided that its North American Legal and International Legal and Regulatory businesses will be managed as one segment to better serve its customers in those markets. As such, Thomson has restated its results and metrics for all years discussed throughout this operating and financial review on the basis of the following five business segments:

•
Thomson Legal – a leading provider of workflow solutions to legal, intellectual property, compliance, business and government professionals throughout the world. Major brands include Westlaw, Aranzadi, BAR/BRI, Carswell, Thomson CompuMark, Thomson Elite, FindLaw, LIVEDGAR and Sweet & Maxwell;

•
Thomson Financial – a leading provider of products and integration services to financial and technology professionals in the corporate, investment banking, institutional, wealth management and fixed income sectors of the global financial community. Its flagship brand is Thomson ONE. Other major businesses and brands include AutEx, Baseline, Datastream, First Call, I/B/E/S, Investext, IR Channel, SDC Platinum, StreetEvents, Thomson Transaction Services and TradeWeb;

•
Thomson Tax & Accounting – a leading provider of integrated information and workflow solutions for tax and accounting professionals in North America. Major brands include Checkpoint, Creative Solutions and RIA;

•
Thomson Scientific – a leading provider of information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces. Major businesses and information solutions include Derwent World Patents Index, MicroPatent, Thomson Pharma, Web of Science and ISI Web of Knowledge; and

•
Thomson Healthcare – a leading provider of information and services to physicians and other professionals in the healthcare, corporate and government marketplaces. Major businesses and information solutions include Medstat, Micromedex, PDR (Physicians' Desk Reference) and Solucient.

Thomson also reports financial results for a corporate and other reporting category, as well as discontinued operations. The Corporate and Other category principally includes corporate expenses, certain costs associated with its stock-related compensation, and, beginning in 2006, costs associated with Thomson's THOMSONplus business optimization program, which are discussed under "THOMSONplus" below.

Selected financial information – The following table summarizes selected financial information for the nine months ended September 30, 2007 and 2006 and the fiscal years ended December 31 2006, 2005 and 2004, including certain metrics that are non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" below for definitions of these terms and references to the reconciliations of these measures to the most directly comparable Canadian GAAP measures.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars, except per share amounts)	2007	2006	2006	2005	2004

Consolidated Statement of Earnings Data:

Revenues	5,278	4,756	6,612	6,145	5,658

Operating profit	893	831	1,254	1,166	1,056

Earnings from continuing operations [1]	789	610	916	657	646

Earnings from discontinued operations, net of tax [1]	2,781	119	204	277	365

Net earnings [1]	3,570	729	1,120	934	1,011

Diluted earnings per common share from continuing operations [1]	$1.22	$0.94	$1.41	$1.00	$0.98

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(millions of U.S. dollars, except per share amounts)	2007	2006	2006	2005	2004

Diluted earnings per common share [1]	$5.53	$1.12	$1.73	$1.42	$1.54

Consolidated Balance Sheet Data:

Cash and cash equivalents	7,455	491	334	407	405

Total assets	22,918	19,776	20,132	19,434	19,643

Total long-term liabilities	5,338	6,159	5,912	6,364	6,598

Total shareholders' equity	13,584	10,193	10,481	9,963	9,962

Dividend Data:

Dividends per common share (US$)	$0.735	$0.660	$0.880	$0.790	$0.755

Dividends per Series II Preference Share (C$)	C$0.80	C$0.74	C$1.00	C$0.77	C$0.70

Other Data [2]:

Adjusted earnings from continuing operations	709	540	861	682	585

Adjusted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

Net debt	(3,996)	3,817	3,741	3,646	3,690

Free cash flow	638	886	1,440	1,194	1,118

Notes:

1
Results are not directly comparable due to certain one-time items. For more information, see "Results of Operations" below.

2
These are non-GAAP financial measures. See "Use of Non-GAAP Financial Measures" below for definitions and reconciliation to GAAP financial measures.

Proposed Acquisition of Reuters

For information on the proposed acquisition of Reuters, see "Description of the Transaction".

Revenues

Thomson's revenues are derived from a diverse customer base. In the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004, no single customer accounted for more than 2% of Thomson's total revenues. Following is an analysis of Thomson's revenues by media, type and geography.

By media.    Thomson uses a variety of media to deliver its products and services to its customers. Increasingly, Thomson's customers are seeking products and services delivered electronically and are migrating away from print-based products. Thomson delivers information electronically over the Internet, through dedicated transmission lines, compact discs and handheld wireless devices. The following table sets forth electronic, software and services revenues as a percentage of Thomson's total revenues for the periods presented.

Electronic, software and services revenues

Period	% of total revenues

2007 – First Nine Months	83

2006 – First Nine Months	82

2006 – Full Year	80

2005 – Full Year	79

2004 – Full Year	78

The increase in the nine-month period in 2007 compared to the full year period in 2006 was due the timing of certain print shipments which traditionally occur in the fourth quarter. In the long term, Thomson expects that electronic, software and services as a percentage of its total revenues will gradually increase as it continues to emphasize electronic delivery, add more solution-based and software-based acquisitions to its portfolio, and as markets outside North America continue to incorporate technology into their workflows. Electronic delivery of

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Thomson's products and services improves its ability to more rapidly and profitably provide additional products and services to its existing customers and to access new customers around the world.

By type.    Thomson derives a significant percentage of its revenues from subscription or similar contractual arrangements, which Thomson refers to as recurring revenues. The following table sets forth subscription/recurring revenues as a percentage of Thomson's total revenues for the periods presented.

Subscription/recurring revenues

Period	% of total revenues

2007 – First Nine Months	82

2006 – First Nine Months	83

2006 – Full Year	83

2005 – Full Year	83

2004 – Full Year	83

Subscription revenues are from sales of products and services that are delivered under a contract over a period of time. Thomson's subscription arrangements are most often for a term of one year, though increasingly they are for three year terms, after which they automatically renew or are renewable at the customer's option. The renewal dates are spread over the course of the year. Because a high proportion of Thomson's revenues comes from subscription and similar arrangements where its customers contract with it for a period of time, Thomson's revenue patterns are generally more stable compared to other business models that sell products in discrete or one-off arrangements. In the case of some of its subscription arrangements, Thomson realizes additional fees based upon usage.

By geography.    Thomson segments its revenues geographically by origin of sale in its financial statements. The following table sets forth Thomson's North American revenues as a percentage of Thomson's total revenues for the periods presented.

North American revenues

Period	% of total revenues

2007 – First Nine Months	83

2006 – First Nine Months	83

2006 – Full Year	83

2005 – Full Year	84

2004 – Full Year	83

In the long term, Thomson is striving to increase its revenues from outside North America as a percentage of its overall revenues. Thomson can modify and offer internationally many of the products and services it has developed originally for customers in North America without excessive customization or translation. This represents an opportunity for Thomson to earn incremental revenues. For some of the products and services it sells internationally, Thomson incurs additional costs to customize its products and services for the local market and this can result in lower margins if it cannot achieve adequate scale. Development of additional products and services and expansion into new geographic markets are integral parts of its growth strategy. While development and expansion present an element of risk, particularly in foreign countries where local knowledge of its products may be lacking, Thomson believes that the quality and brand recognition of its products and services help to mitigate that risk.

Thomson routinely updates a number of its key products and services by adding functionality or providing additional services to its existing offerings to make them more valuable and attractive to its customers and, thereby, increase its revenues from existing customers. Because of the dynamic nature of its products and services, management does not find it useful to analyze large portions of its revenue base using traditional price versus volume measurements. As it is difficult to assess its revenue changes from a pure price versus volume standpoint when products are continually evolving, Thomson limits these measurements to its analysis of more static products and service offerings.

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Expenses

As an information provider, Thomson's most significant expense is labor. Thomson's labor costs include all costs related to its employees, including salaries, bonuses, commissions, benefits, payroll taxes and stock-related compensation. The following table sets forth Thomson's labor costs as a percentage of its cost of sales, selling, marketing, general and administrative expenses (operating costs) for the periods presented.

Labor costs

Period	% of operating costs

2007 – First Nine Months	68

2006 – First Nine Months	67

2006 – Full Year	66

2005 – Full Year	65

2004 – Full Year	63

In the periods above, no other category of expenses accounted for more than 15% of Thomson's operating costs.

Acquisitions

Acquisitions play a key role in fulfilling Thomson's strategy. Thomson's acquisitions are generally tactical in nature and primarily relate to the purchase of information, products or services that Thomson integrates into its operations to broaden the range of its product and service offerings to better serve its customers. As alternatives to the development of new products and services, tactical acquisitions often have the advantages of faster integration into Thomson's product and service offerings and cost efficiencies. When integrating acquired businesses, Thomson focuses on eliminating cost redundancies and combining the acquired products and services with its existing offerings. Thomson may incur costs, such as severance payments to terminate employees and contract cancellation fees, when Thomson integrates businesses. In the nine months ended September 30, 2007, acquired businesses generated approximately one third of Thomson's total growth in revenues and a lesser portion of the growth in operating profit. Generally, the businesses that Thomson has acquired have initially had lower margins than Thomson's existing businesses. The following table sets forth information about closed acquisitions in the periods presented.

Closed Acquisitions

Period	Number	Aggregate Cost (in millions of U.S. dollars)

2007 – First Nine Months	26	315

2006 – Full Year	25	744

2005 – Full Year	28	246

2004 – Full Year	30	1,123

Thomson's largest acquisitions during the nine months ended September 30, 2007 and the years ended December 31, 2006, 2005 and 2004 were:

•
2007 (first nine months) – CrossBorder Solutions, a provider of tax software;

•
2006 – Solucient LLC, a provider of data and advanced analytics to hospitals and health systems, Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, and LiveNote Technologies, a provider of transcript and evidence management software to litigators and court reporters;

•
2005 – Global Securities Information (GSI), a provider of online securities and securities-related information and research services; and

•
2004 – Information Holdings Inc. (IHI), a provider of intellectual property and regulatory information, acquired for $445 million, net of cash and cash equivalents received, and TradeWeb, an online trading platform for fixed income securities, acquired for $361 million, net of cash received, plus contingent payments of up to $150 million over a three-year period ending in 2007 based upon the achievement of

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  certain growth targets. In each of 2007, 2006 and 2005, Thomson paid $50 million in contingent consideration associated with the TradeWeb acquisition.

Dispositions

As part of Thomson's continuing strategy to optimize its portfolio of businesses to ensure that it is investing in parts of its business that offer the greatest opportunities to achieve growth and returns, Thomson has sold a number of businesses during the last few years. These businesses were classified as discontinued operations within the consolidated financial statements for all periods presented.

The following table sets forth information about proceeds received by Thomson in the periods presented from sales of discontinued operations and certain minority equity investment/businesses that did not qualify as discontinued operations.

Sale Proceeds – Discontinued Operations/Minority Equity Investments and Businesses

Period	Discontinued operations proceeds	Minority equity investments/ businesses proceeds

2007 – First Nine Months	$8 billion	$11 million

2006 – Full Year	$81 million	$88 million

2005 – Full Year	–	$4 million

2004 – Full Year	$474 million	$87 million

In 2005, Thomson paid $105 million in taxes associated with discontinued operations sold in a prior year.

In 2007, Thomson completed the sale of Thomson Learning through three independent processes:

•
In July 2007, Thomson sold Thomson Learning's higher education, careers and library reference businesses to funds advised by Apax Partners and OMERS Capital Partners for approximately $7.75 billion in cash subject to customary adjustments. As a result of the sale, Thomson received net proceeds of approximately $7.6 billion.

•
In May 2007, Thomson sold NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million.

•
On October 12, 2007, Thomson sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. For financial statement purposes, the promissory note was recorded at its estimated fair value of approximately $60 million to account for the difference between the market and stated rates of interest. Thomson recognized a post-tax gain of $18 million related to this transaction.

In future periods, Thomson's net proceeds from dispositions will be adjusted for the payment of taxes and post-closing adjustments.

The following table describes certain dispositions that were pending as of September 30, 2007.

Pending Dispositions

Business	Thomson Segment	Approved for Sale

Fakta – Swedish regulatory information business	Legal	April 2007

PLM – a provider of drug and therapeutic information in Latin America	Healthcare	March 2007

New England Institutional Review Board – an ethical review board that monitors clinical research involving human subjects	Healthcare	March 2007

CenterWatch – provider of clinical research information	Healthcare	March 2007

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The following table describes certain other dispositions that Thomson closed in the first nine months of 2007 and during 2006 and 2004. Other than certain minor investments, there were no other dispositions in 2005.

Selected Closed Dispositions

Business	Thomson Segment	Closed

NewsEdge – provider of business information and news	Legal	July 2007

Market Research – provider of business information and news	Legal	May 2007

IOB – Brazilian regulatory business	Legal	June 2007

Thomson Medical Education – provider of medical education	Healthcare	April 2007

North American operations of Thomson Education Direct, a consumer-based distance learning career school	Learning	March 2007

American Health Consultants – medical newsletter publisher and medical education provider	Healthcare	August 2006

K.G. Saur – German publisher of biographical and bibliographical reference titles serving the library and academic communities	Learning	August 2006

Peterson's – college preparatory guide	Learning	July 2006

Lawpoint – Australian provider of print/online regulatory information services	Legal	June 2006

Law Manager – software and services provider	Legal	April 2006

Thomson Media – provider of largely print-based information products	Media	November 2004

Sheshunoff Information Services – provider of critical data, compliance and management tools to financial institutions	Media	May 2004

THOMSONplus

In 2006, Thomson formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow Thomson to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:

•
realigning Thomson's business units into five segments;

•
streamlining and consolidating certain functions such as finance, accounting and business systems;

•
leveraging infrastructure and technology for customer contact centers;

•
establishing low-cost shared service centers;

•
consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•
re-engineering certain product development and production functions and realigning particular sales forces within its business segments.

The following summarizes expected costs and savings associated with THOMSONplus.

(millions of U.S. dollars) Year	Expenses	Savings

2006	70	12

2007	130	65

2008	50	130

2009	–	150

Total	250

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Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. Thomson currently expects to complete the program and reach its savings targets earlier than originally estimated. As a result, Thomson accelerated spending that was planned for future years into 2007. Currently, it expects to incur expenses of approximately $130 million in 2007 and $50 million in 2008. Thomson does not expect to incur expenses in 2009 as was originally reported.

At the completion of the program, Thomson anticipates these initiatives will produce annual savings of about $150 million. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common enterprise resource planning ("ERP") system, and platform integration across all of its businesses.

Thomson incurred $85 million of expenses associated with THOMSONplus in the nine-month period ended September 30, 2007. These expenses primarily related to consulting services as well as severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve its customer service infrastructure. Severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers and efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

In 2006, Thomson incurred $60 million of expenses associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP. Additionally, Thomson incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

As a return on this investment, Thomson has generated annualized run-rate savings of approximately $85 million from the elimination of certain positions and the relocation of others to lower cost locations resulting from its establishment of a facility in Hyderabad, India to perform certain finance functions, as well as from other initiatives that have improved the efficiency of operations. Thomson expects to reach its targeted savings rate of about $150 million per year by the middle of 2008. These savings will largely be driven by improved efficiencies and effectiveness of procurement, supply chain management, financial reporting systems, including the implementation of a common ERP system, and platform integration across all of its segments. Thomson's anticipated savings from THOMSONplus are in addition to the previously-discussed synergies expected to be generated from the Transaction.

Seasonality

Historically, Thomson's revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, its operating margins have historically increased as the year progresses. For these reasons, the performance of its businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Market Risks

Thomson's consolidated financial statements are expressed in U.S. dollars but a portion of its business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can increase or decrease its revenues, earnings and the carrying values of its assets and liabilities in its consolidated balance sheet. Changes in exchange rates between 2006 and 2007 increased its revenues for the comparable nine-month periods by 1%. Changes in exchange rates between 2005 and 2006 as well as 2004 and 2005 increased its revenues by less than 1% each year. The translation effects of changes in exchange rates in Thomson's consolidated balance sheet are recorded within the translation adjustment component of accumulated other comprehensive income in its shareholders' equity. Through September 30, 2007, Thomson recorded net translation gains of $39 million, reflecting cumulative changes in exchange rates of various currencies compared to the U.S. dollar less translation gains realized with dispositions of certain businesses. In 2006, Thomson recorded net translation gains of $209 million, reflecting cumulative changes in exchange rates of various currencies compared to the U.S. dollar less translation gains realized with dispositions of certain businesses. In 2005, Thomson recorded cumulative translation losses of $213 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

Thomson faces financial risks arising from adverse movements in currency exchange rates and interest rates. Thomson's treasury department is responsible for managing these risks and uses derivative instruments only to reduce its foreign currency and interest rate exposures. In particular, when it borrows money in currencies other than the U.S. dollar, Thomson generally enters into currency swap arrangements to effectively convert its obligations into U.S. dollars. All such swap arrangements are entered into only with counterparties that are investment-grade financial institutions. At September 30, 2007, almost 100% of its indebtedness was denominated in U.S. dollars or had been swapped into U.S. dollar obligations.

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At September 30, 2007, after taking into account swap agreements, 91% of Thomson's total debt was at fixed rates of interest and the remainder was at floating rates of interest. Based upon these levels, a 100 basis point change in floating interest rates would increase or decrease its full-year interest expense by approximately $3 million.

Set out below are the U.S. dollar equivalents of Thomson's local currency revenues and operating profit for the year ended December 31, 2006. Based on its 2006 results of operations, a 10% change in the average exchange rate for each of these currencies into U.S. dollars would increase or decrease its full-year revenues and operating profit by the following amounts:

(millions of U.S. dollars) Currency	Revenues [1]	Impact on revenues	Operating profit [1]	Impact on operating profit

U.S. dollar	5,361	–	1,152	–

British pound sterling	624	62	50	5

Euro	197	20	38	4

Canadian dollar	155	16	(7)	(1)

Australian dollar	86	9	4	–

Other	218	22	21	2

Total	6,641	129	1,258	10

Note:

1
Amounts include discontinued operations.

In addition to exposing Thomson to changes in foreign currency exchange rates and interest rates, operating in foreign countries subjects it to inherent risks in doing business in certain jurisdictions outside North America. These include difficulties in penetrating new markets, exposure to varying legal standards in other jurisdictions and the potential instability of local economies and governments.

Use of Non-GAAP Financial Measures

In addition to its results reported in accordance with Canadian GAAP, Thomson uses non-GAAP financial measures as supplemental indicators of its operating performance and financial position. Thomson uses these non-GAAP financial measures internally for comparing actual results from one period to another, as well as for future planning purposes. Thomson has historically reported non-GAAP financial results, as it believes its use provides more insight into performance. The following discussion defines the measures that Thomson currently uses and explains why it believes they are useful measures of its performance, including its ability to generate cash flow:

•
Adjusted earnings and adjusted earnings per common share from continuing operations. Thomson measures its earnings attributable to common shares and per share amounts to adjust for non-recurring items, discontinued operations and other items affecting comparability, which it refers to as adjusted earnings from continuing operations and adjusted earnings per common share from continuing operations. Thomson uses these measures to assist in comparisons from one period to another. Adjusted earnings per common share from continuing operations do not represent actual earnings per share attributable to shareholders.

  In interim periods, Thomson adjusts its reported earnings and earnings per common share to reflect a normalized effective tax rate. Specifically, the normalized effective rate is computed as the estimated full-year effective tax rate applied to the consolidated pre-tax income of the interim period. The reported effective tax rate is based on separate annual effective income tax rates for each taxing jurisdiction that are applied to each interim period's pre-tax income. Because the seasonality of its businesses impacts its geographical mix of profits in interim periods and therefore distorts the reported effective tax rate, Thomson believes that using the expected full-year effective tax rate provides a more meaningful comparison among interim periods. The adjustment to normalize the effective tax rate reallocates estimated full-year income taxes between interim periods, but has no effect on full year income taxes or on cash taxes paid.

  For information on the reconciliation of this measure to the most directly comparable Canadian GAAP measure, see "Results of Operations" below.

•
Net debt. Thomson measures its net debt, which it defines as its total indebtedness, including associated fair value hedging instruments (swaps) on its debt, less cash and cash equivalents. Given that Thomson hedges some of its debt to reduce risk, it includes hedging instruments as it believes it provides a better measure of the total obligation associated with its outstanding debt. However, because Thomson intends to hold its debt and related hedges to maturity, it does not consider the associated fair market value of cash flow hedges in its measurements. Thomson reduces gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down

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  debt. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in "Liquidity and Capital Resources" below.

•
Free cash flow. Thomson evaluates its operating performance based on free cash flow, which it defines as net cash provided by operating activities less capital expenditure, other investing activities and dividends paid on its preference shares. It uses free cash flow as a performance measure because it represents cash available to repay debt, pay common dividends and fund new acquisitions. See the reconciliation of this measure to the most directly comparable Canadian GAAP measure in "Liquidity and Capital Resources" below.

These and related measures do not have any standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable with the calculation of similar measures used by other companies. You should not view these measures as alternatives to net earnings, total debt, cash flow from operations or other measures of financial performance calculated in accordance with GAAP. Thomson encourages you to review the reconciliations of these non-GAAP financial measures to the most directly comparable Canadian GAAP measure within this operating and financial review.

While in accordance with Canadian GAAP, Thomson's definition of segment operating profit may not be comparable to that of other companies. Thomson defines segment operating profit as operating profit before the amortization of identifiable intangible assets. It uses this measure for its segments because it does not consider amortization to be a controllable operating cost for purposes of assessing the current performance of its segments. Thomson also uses segment operating profit margin, which it defines as segment operating profit as a percentage of revenues.

Thomson reports depreciation for each of its segments within the section below under "Results of Operation".

Results of Operations

The following discussion compares Thomson's results for nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004 and provides analyses of results from continuing operations and discontinued operations.

Basis of Analysis

Thomson's results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. Results from operations that qualify as discontinued operations have been reclassified to that category for all periods presented. See "Dispositions" above for a discussion of these operations. In analyzing the results of its operating segments, Thomson measures the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

The following table summarizes its consolidated results for the years indicated.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars, except per common share amounts)	2007	2006	2006	2005	2004

Revenues	5,278	4,756	6,612	6,145	5,658

Operating profit	893	831	1,254	1,166	1,056

Operating profit margin	16.9%	17.5%	19.0%	19.0%	18.7%

Net earnings [1]	3,570	729	1,120	934	1,011

Diluted earnings per common shares [1]	$5.53	$1.12	$1.73	$1.42	$1.54

Note:

1
Results are not directly comparable due to certain one-time items.

Revenues.    Revenues for the nine months ended September 30, 2007 increased 11% over the comparable prior year period comprised of the following:

•
6% from higher revenues of existing businesses;

•
4% from contributions of newly acquired businesses; and

•
1% from the impact of foreign currency translation.

For Thomson's existing businesses, revenue growth was exhibited in all of its segments, reflecting customer demand for its integrated solutions, particularly in the Legal and Tax & Accounting markets, and overall growth in the markets that Thomson serves. Contributions from

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acquired businesses were primarily related to Solucient and MercuryMD in the Thomson Healthcare segment, as well as CrossBorder Solutions in the Thomson Tax & Accounting segment.

In 2006, revenues increased 8% comprised of the following:

•
6% from higher revenues of existing businesses;

•
2% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

For Thomson's existing businesses, revenue growth was exhibited in all its segments. Contributions from acquired businesses were primarily related to Quantitative Analytics and AFX News in Thomson Financial and Solucient and MercuryMD in Thomson Healthcare.

Revenues in 2005 grew 9% comprised of contributions from acquired businesses and growth from existing businesses, as foreign currency translation had a minimal impact. Contributions from acquired businesses were primarily related to Information Holdings Inc. (IHI) in Thomson Scientific and TradeWeb in Thomson Financial. See "Operating Results by Business Segment" below for further discussions of its revenue growth.

Operating profit.    In the nine months ended September 30, 2007, operating profit increased 7% over the comparable prior year period primarily due to the increase in revenues. Thomson's operating profit margin decreased compared to the prior year as higher expenses resulting from costs associated with the Transaction, the timing of spending related to its THOMSONplus program and an accrual for an anticipated legal settlement more than offset the effects of scale and efficiency initiatives. See "THOMSONplus" above for a discussion of the program's initiatives and "Corporate and Other" below for discussion of its associated costs.

In 2006, operating profit rose 8% primarily due to the increase in revenues. The operating profit margin remained constant as compared to the prior year as the effects of scale were offset by higher corporate costs resulting from its THOMSONplus program, increased pension and other defined benefit plans expense and higher stock-related compensation expenses. See "THOMSONplus" above for a discussion of the program's initiatives and "Corporate and Other" for discussion of its associated costs.

The increase in operating profit in 2005 reflected higher revenues due to contributions from existing and acquired businesses. The operating profit margin increased slightly as the impact of increased revenues more than offset higher pension and other defined benefit plans expenses, and severance and other charges associated with the outsourcing and reorganization of certain functions within its human resources department. Improvement in Thomson's operating margin was tempered by the inclusion in 2004 results of $19 million of insurance recoveries related to September 11, 2001.

Depreciation and amortization.    Depreciation expenses increased 8% in the nine months ended September 30, 2007 compared to the prior year period. This increase reflected recent acquisitions and capital expenditures. Amortization expenses increased 6% in the nine months ended September 30, 2007 compared to the prior year period. This increase reflected the amortization of newly acquired assets which more than offset the impact from the completion of amortization for certain intangible assets acquired in previous years.

Depreciation in 2006 increased $25 million, or 6%, compared to 2005. This increase reflected recent acquisitions and capital expenditures. Amortization increased $6 million, or 3%, compared to 2005, as increases due to the amortization of newly acquired assets were partially offset by decreases arising from the completion of amortization for certain intangible assets acquired in previous years.

Depreciation in 2005 approximated that of 2004 primarily due to the timing and limited growth of capital expenditures. Amortization increased $29 million, or 14%, due to the amortization of newly acquired assets in 2005 and the full-year effect of those acquired in 2004.

Net other income/expense.    Net other income in the nine-month period ended September 30, 2007 of $6 million included earnings from, and gains on the sales of, equity investments partially offset by the change in fair value of sterling call options, which were acquired in the third quarter as part of a hedging program to mitigate exposure to changes in the $/£ exchange rate resulting from the Transaction. See "Hedging Program for Reuters Consideration" below for further discussion. For the nine-month period ended September 30, 2006, net other income of $36 million primarily related to a gain from the sale of an equity investment.

Net other income in 2006 of $1 million primarily consisted of gains on the sales of certain equity investments offset by charges associated with a legal reserve. In the fourth quarter of 2006, Thomson established a legal reserve of $36 million representing its portion of a cash settlement related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. Payment of the settlement was made in 2007.

Net other expense in 2005 was $28 million, which primarily represented a loss associated with the early redemption of certain debt securities of $23 million (discussed below under "Financial Position") and a charge of $15 million to reduce the carrying value of one of its equity investments to its fair value, partially offset by income from equity investments and gains from the sale of certain other investments.

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In 2004, net other income of $2 million primarily consisted of a $35 million gain on the sale of an investment and a $14 million gain on the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Thomson's controlling shareholder. These gains were partially offset by a $53 million loss associated with its early redemption of certain debt securities (discussed below under "Financial Position").

Net interest expense and other financing costs.    Results for the nine-month period ended September 30, 2007 reflected $92 million of interest income from the investment of the proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses in money market funds. Excluding this interest income, net interest expense approximated that of the comparable prior year period.

In 2006, Thomson's net interest expense and other financing costs approximated that of the prior year. In 2005, these costs declined 6% primarily due to the refinancing of certain debt securities in 2005 and the full-year effect of an earlier refinancing of debt in 2004 (discussed below under "Financial Position").

Income taxes.    Income taxes for the nine months ended September 30, 2007 and 2006 reflected the mix of taxing jurisdictions in which pre-tax profits and losses were recognized. Because the seasonality in businesses impacts its geographic mix of pre-tax profits and losses in interim periods and, therefore, distorts its reported tax rate, Thomson's effective tax rate in interim periods is not indicative of its estimated effective tax rate for the full year. During the first half of 2007, Thomson's provision reflected benefits of $49 million resulting from a change in Australian tax law and the recognition of Canadian tax losses. In the third quarter of 2007, the tax provision reflected $12 million of additional benefits related to the recognition of Canadian tax losses. The Canadian tax losses were recognized in anticipation of using them against taxable income from the sale of Thomson Learning's Canadian education business (Nelson), which was completed in early July. Income taxes for the nine months ended September 30, 2006 reflected approximately $21 million of one-time tax benefits which were primarily associated with the recognition of Canadian tax losses, as well as the effect of a change in a U.S. state tax law and the release of a valuation allowance against a state tax loss carryforward which had previously not been considered realizable.

Thomson's income tax expense in 2006 represented 11.4% of its earnings from continuing operations before income taxes. This compares with effective rates of 28.4% in 2005 and 21.5% in 2004. Its effective income tax rate is lower than the Canadian corporate income tax rate of 35.4% (2005 and 2004, 36.0%), due principally to the lower tax rates and differing tax rules applicable to certain of its operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, its tax provision on earnings is computed after taking account of intercompany interest and other charges among its subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, Thomson's effective tax rate differs substantially from the Canadian corporate income tax rate. Its income tax expense was further impacted by certain one-time items and the accounting for discontinued operations in 2006, 2005 and 2004 as described below.

•
In 2006, Thomson increased valuation allowances against deferred tax assets by $42 million which increased its tax rate by 4%. The net change in the valuation allowance included benefits associated with Thomson Learning which, under the requirements of discontinued operations accounting, were not allowed to be reclassified to discontinued operations along with the other results for the business. The impact of including the benefits related to Thomson Learning in its continuing operations tax charge reduced its effective tax rate by 3% in 2006, and 2% in 2005 and 2004.

•
In 2005, Thomson released $98 million of contingent income tax liabilities based upon the outcome of certain tax audits of prior year periods. Additionally, it repatriated a substantial portion of certain of its subsidiaries' accumulated profits. The repatriation was related to the recapitalization of these subsidiaries, which was effected through intercompany financing arrangements. Thomson incurred a one-time tax charge of $125 million in connection with this repatriation, which reduced its cash flow from operations and its net earnings in the fourth quarter by the same amount. The net effect of both of these one-time tax items was a $27 million increase in the tax provision for the full year of 2005.

•
The 2004 income tax provision included a benefit resulting from the release of a valuation allowance of $41 million related to new legislation in the United Kingdom.

The balance of Thomson's deferred tax assets at December 31, 2006 was $1,346 million compared to $1,197 million at December 31, 2005 and $1,158 million at December 31, 2004. Its deferred tax assets consist primarily of tax losses and other credit carryforwards, the majority of which can only be utilized against taxable income in Canada. In assessing the likelihood of using its deferred tax assets, Thomson first offset them against deferred tax liabilities. Thomson establishes valuation losses for any remaining deferred tax assets that it does not expect to be able to use against deferred tax liabilities or future taxable income. Thomson's valuation allowance against its deferred tax assets at December 31, 2006 was $441 million compared to $412 million at December 31, 2005 and $369 million at December 31,

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2004. The net movement in the valuation allowance from 2005 to 2006 and 2004 to 2005 primarily relates to additional Canadian losses sustained in 2005 and 2006 that Thomson does not anticipate using because it expects to continue to incur losses in Canada.

See "Contingencies" below for further discussion of income tax liabilities.

Earnings attributable to common shares and earnings per common share.    For the nine-month period ended September 30, 2007, earnings attributable to common shares increased significantly compared to the prior year period. Diluted earnings per common share were $5.53 in the nine months ended September 30, 2007 compared to $1.12 in the prior year period. These significant increases in reported earnings and earnings per common share were primarily the result of the gain on the sale of Thomson Learning's higher education, careers and library reference businesses.

Earnings attributable to common shares were $1,115 million in 2006 compared to $930 million in 2005. Earnings per common share were $1.73 in 2006 compared to $1.42 in 2005. The increases in reported earnings and earnings per common share were the result of higher operating profit and lower tax expense due to the recapitalization of certain subsidiaries in the fourth quarter of 2005 and certain one-time items in 2005.

Earnings attributable to common shares were $930 million in 2005 compared to $1,008 million in 2004. Earnings per common share were $1.42 in 2005 compared to $1.54 in 2004. The decreases in reported earnings and earnings per common share were the result of gains on the sales of discontinued operations in 2004 and certain one-time items in both years, which more than offset increases in operating profit in 2005.

The results for each of these periods are not directly comparable because of certain one-time items, as well as the variability in discontinued operations due to the timing of dispositions. The following table presents a summary of its earnings and its earnings per common share from continuing operations for the periods indicated, after adjusting for items affecting comparability in each year.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars, except per common share amounts)	2007	2006	2006	2005	2004

Earnings attributable to common shares	3,566	725	1,115	930	1,008

Adjustments for one-time items:

Net other (income) expense	(6)	(36)	(1)	28	(2)

Transaction costs	31	–	–	–	–

Tax on above items	(8)	(1)	(16)	(4)	1

Tax (benefits) charges	(61)	(21)	(33)	5	(57)

Interim period effective tax rate normalization	(32)	(8)	–	–	–

Discontinued operations	(2,781)	(119)	(204)	(277)	(365)

Adjusted earnings from continuing operations	709	540	861	682	585

Adjusted earnings per common share from continuing operations	$1.10	$0.84	$1.34	$1.04	$0.89

Thomson's adjusted earnings from continuing operations for the nine months ended September 30, 2007 increased 31% compared to the prior year period as a result of interest income from the investment of the proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses and higher operating profit stemming from higher revenues, which more than offset costs associated with THOMSONplus and the Transaction, as well as an accrual for an anticipated legal settlement.

Thomson's adjusted earnings from continuing operations for 2006 increased 26% compared to 2005 largely as a result of higher operating profit stemming from higher revenues and a lower effective tax rate, which more than offset costs associated with THOMSONplus as well as higher pension and other benefit plans expense and higher stock-related compensation expenses. Its adjusted earnings in 2005 increased 17% compared to 2004 also as a result of higher operating profits offset by higher pension and other benefit plans expenses.

185

Operating Results by Business Segment

  Thomson Legal

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Revenues	2,458	2,228	3,029	2,818	2,659

Segment operating profit	778	693	950	856	783

Segment operating profit margin	31.7%	31.1%	31.4%	30.4%	29.4%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results for Thomson Legal reflected continued demand for its online services in the United States, United Kingdom and other international markets. For the nine-month period ended September 30, 2007, revenues increased 10% compared to the prior year period comprised of the following:

•
7% from higher revenues of existing businesses;

•
1% from contributions of newly acquired businesses; and

•
2% from the impact of foreign currency translation.

For the nine-month period ended September 30, 2007, growth within Thomson Legal's existing businesses reflected the strong performance of online services, consisting primarily of Westlaw and its international online services, which increased 10% over the comparable prior year period. Revenue from sales of software and services increased 13% as a result of higher new sales of website design and hosting services. Additionally, revenues from print and compact disc products increased compared to the prior year periods as higher print revenues offset a decline in compact disc product revenues as customers continued to migrate to Thomson Legal's online offerings. Additionally, print revenues increased due to a shift in the timing of $5 million of shipments which occurred in the third quarter of 2007 compared to the fourth quarter of 2006. Contributions from acquired businesses reflected the results from Baker Robbins, a provider of technology and information management consulting to law firms and law departments, acquired in January 2007 and LiveNote Technologies, a provider of transcript and evidence management software that brings new functionality to Westlaw Litigator, which is the integrated litigation platform, acquired in September 2006.

Within Thomson's North American legal businesses, revenues increased primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic, as a result of greater new sales. Revenues from the Westlaw Litigator suite of online products increased in part due to the expansion of content and functionality of the offerings, such as the integration of legal briefs, trial documents and dockets and the introduction of Medical Litigator. Revenues from services increased primarily due to higher sales at FindLaw due to new sales, new product introduction and improved retention rates. Outside of North America, online revenues increased due to higher customer demand for its products and, to a lesser extent, the continued migration of international customers from compact disc to online products. International print revenues in both periods increased slightly compared to the prior year periods. Revenues from trademark services increased in both periods due to higher volume.

Results reflected continued investments in localized content and technology for Asian markets, particularly in Japan related to a joint venture with Shin Nippon Hoki, as well as in China. The growth in segment operating profit was primarily a result of the revenue growth described above. The increase in the segment operating profit margin for the nine-month period reflected the effects of scale in the existing businesses and the continued impact of efficiency initiatives.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues in 2006 increased 7% comprised of the following:

•
6% from higher revenues of existing businesses;

•
1% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

Growth within Thomson's existing businesses reflected the strong performance of online services, as well as higher revenue from sales of software and services. Contributions from acquired businesses reflected the results from LiveNote Technologies, a provider of transcript and

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evidence management software that brings new functionality to Westlaw Litigator, which is its integrated litigation platform, and several small acquisitions in 2006 that supplemented existing offerings.

Within Thomson's North American legal businesses, revenues increased 7% primarily due to higher online and services revenues. Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic as a result of greater new sales. Revenues from services increased primarily due to higher sales at FindLaw. Outside of North America, online revenues increased, particularly in Europe and Australia, due to higher customer demand for its products and the continued migration of its international customers from compact disc to online products.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in its existing businesses and a favorable product mix.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

In 2005, revenues increased 6% primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within its existing businesses, growth reflected the strong performance of online services, consisting primarily of Westlaw and its international online services. Revenue from sales of software and services increased, reflecting growth from FindLaw and acquired companies.

In 2005, North American Westlaw revenue experienced growth in all of its major market segments: law firm, corporate, government and academic. The revenue increases for North American Westlaw were driven by new sales and higher retention. FindLaw revenue increased as a result of new sales performance, as well as the impact of recent acquisitions. Outside of North America, online revenues increased, particularly in Europe, driven by higher customer demand for its solutions.

The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in its existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

  Thomson Financial

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Revenues	1,611	1,497	2,025	1,908	1,750

Segment operating profit	319	269	380	334	295

Segment operating profit margin	19.8%	18.0%	18.8%	17.5%	16.9%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results for Thomson Financial reflected underlying market conditions and customer demand for offerings. For the nine months ended September 30, 2007, revenues increased 8% compared to the prior year period comprised of the following:

•
4% from higher revenues of existing businesses;

•
2% from contributions of newly acquired businesses; and

•
2% from the impact of foreign currency translation.

Revenues from existing businesses increased as a result of new sales as well as higher transaction revenues. Revenues increased primarily in the investment management, corporate services and investment banking markets due to new sales and migrations from legacy offerings, as well as higher revenues from Omgeo and enterprise solutions. In the investment management market, revenues increased from Thomson Quantitative Analytics, StreetEvents and Datafeeds, as well an increase in Thomson ONE desktop sales. Revenues from Omgeo's straight-through-processing services increased due to continued customer demand. Enterprise solutions revenues increased as a result of higher sales from International Financing Review and real-time commentary. TradeWeb's overall revenues increased slightly due to higher transaction fees from higher volume in the mortgage-backed securities marketplace. Revenue growth from existing businesses was slightly tempered by lower pricing on its indications of interest offering and, in the wealth management sector, the exiting of a low-margin contract and declines in low-margin legacy desktops.

Increases in revenues from existing businesses were experienced in Thomson Financial's three primary geographic regions, the U.S., Europe and Asia. The increases in revenues in Europe and Asia were attributable to greater localized solutions, including Japanese language

187

versions of Thomson ONE Investment Banking and Thomson ONE Investment Management, and higher sales of investor relations communication services.

Results also reflected contributions from eXimius, a workflow solution provider for the private client investment management community that was acquired in February 2007; AFX News, a real-time financial news agency that was acquired in July 2006; and Quantitative Analytics, a provider of financial database integration and analysis solutions that was acquired in March 2006.

Segment operating profit increased primarily due to higher revenues as expenses increased modestly compared to prior periods. The segment operating profit margin increased due to the effects of higher revenues, the impact of completed and ongoing efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a result of timing and more efficient capital spending.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues in 2006 increased 6% comprised of the following:

•
4% from higher revenues of existing businesses;

•
2% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

Revenues from existing businesses increased as a result of new sales of Thomson ONE products, as well as higher usage and transaction revenues. Revenues from Thomson ONE products increased across the investment banking, corporate, investment management and institutional equities sectors. Notably, performance in the corporate sector reflected the adoption of Thomson ONE Investor Relations. Increases in revenues from existing businesses were experienced in its three primary geographic regions, the U.S., Europe and Asia. International growth benefited from demand for its webcasting solutions as European and Asian markets increasingly are adopting U.S.-style investor relations practices. TradeWeb's overall revenues increased due to higher subscription fees despite TradeWeb's decline in transaction fees, which resulted from lower trading volumes in its U.S. Treasuries marketplace. Revenue growth from existing businesses was also tempered by the discontinuation of a low margin service in the wealth management sector. Results also reflected contributions from Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions that was acquired in March 2006, and AFX News, a real-time financial news agency that was acquired in July 2006.

Segment operating profit increased due to the increase in revenues. The segment operating profit margin increased due to the effects of scale, efficiency efforts to relocate certain activities to lower cost locations and a decline in depreciation expense as a percentage of revenues as a result of more efficient capital spending.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

Revenues in 2005 increased 9% due equally to higher revenues from existing businesses and contributions from newly acquired businesses. Revenues from existing businesses increased as a result of higher usage and transaction revenues. In particular, TradeWeb revenues increased significantly due to higher volumes for its online fixed income marketplaces as a result of greater online trading activity and the introduction of new online markets, including tri-party repurchase agreements, Euro- and U.S. dollar-denominated interest rate swaps, and default swap index products. Thomson ONE workstations increased 45% in 2005 due to user migration from legacy products and new client sales. Increases in revenues from existing businesses were experienced in all geographic regions, including Europe, which was aided by improving market conditions. Contributions from acquired businesses primarily related to the full year effect of TradeWeb and CCBN, which were both acquired in the first half of 2004.

Segment operating profit increased in 2005 due to the increase in revenues and lower depreciation expense due to lower capital spending. Included in segment operating profit in 2004 were insurance recoveries of $19 million related to September 11, 2001. Excluding these recoveries, the increase in 2005 of segment operating profit and improvement in its corresponding margin would have been more pronounced.

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  Thomson Tax & Accounting

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Revenues	457	387	598	532	480

Segment operating profit	95	73	168	141	129

Segment operating profit margin	20.8%	18.9%	28.1%	26.5%	26.9%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results for Thomson Tax & Accounting reflected continuing customer demand for its online solutions and software products. For the nine months ended September 30, 2007, revenues increased 18% comprised of the following:

•
11% from higher revenues of existing businesses; and

•
7% from contributions of newly acquired businesses.

Revenues from Thomson Tax & Accounting's existing businesses increased as a result of higher online, software and services sales as well as improved retention. In the research and guidance sector, Checkpoint online revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Revenues in the professional software and services sector increased due to higher tax transaction revenues and increased sales of product suites derived from additional offerings and increased customer retention. Within the corporate software and services sector, revenues increased primarily as a result of higher sales of income tax and transaction tax products and services. Income tax revenues benefited from sales of additional offerings, such as InSource FIN 48, and customer demand.

Results also reflected contributions from the Deloitte Tax LLP Sales & Use Outsourcing business, a provider of sales and use tax compliance services that was acquired in January 2007; CrossBorder Solutions, a tax software provider specializing in international tax compliance areas such as transfer pricing that was acquired in March 2007; and the Employee Benefits Institute of America, a provider of employee benefits research and guidance purchased in June 2007.

Growth in segment operating profit compared to the prior year reflected the increase in revenues. The segment operating profit margin increased due to the effects of scale and the impact of integration and efficiency initiatives.

Historically, the performance for Thomson Tax & Accounting has been seasonal with over 30% of its revenue and over 50% of its operating profit typically recognized in the fourth quarter of the year.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues in 2006 increased 12% comprised of the following:

•
11% from higher revenues of existing businesses; and

•
1% from contributions of newly acquired businesses.

Revenues from existing businesses increased as a result of higher online and software and services sales. Thomson's Checkpoint online service revenue continued to increase significantly as a result of new sales and continued migration of customers from print to online products. Software revenues increased due to higher sales of its UltraTax and InSource offerings. Service revenues increased primarily as a result of higher sales and use tax outsourcing services at Tax Partners.

The growth in segment operating profit and its corresponding margin was primarily a result of the revenue growth described above. The increase in the segment operating profit margin reflected the effects of scale in its existing businesses and a favorable product mix.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

In 2005, revenues increased 11% primarily due to higher revenues from existing businesses and, to a lesser extent, from contributions of newly acquired businesses. Within its existing businesses, growth reflected the strong performance of online services as its Checkpoint online service revenues increased driven by new sales and higher retention. Revenue from sales of software and services increased reflecting strong growth from tax and accounting software products and acquired companies. Contributions from acquired businesses reflected the results from acquisitions in 2005. Among its acquired businesses in 2005 were Tax Partners, a tax compliance service firm, which expanded its service offerings in the outsourcing solutions market.

189

The growth in segment operating profit and its corresponding margin in 2005 resulted primarily from the revenue growth described above. The segment operating margin increased as the effects of scale in its existing businesses more than offset the impact of lower initial margins for certain acquired businesses.

  Thomson Scientific

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Revenues	471	440	602	569	476

Segment operating profit	120	105	151	129	104

Segment operating profit margin	25.5%	23.9%	25.1%	22.7%	21.8%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results for Thomson Scientific reflected continuing customer demand for its solutions. For the nine months ended September 30, 2007, revenues increased 7% compared to the prior year period comprised of the following:

•
3% from higher revenues of existing businesses;

•
2% from contributions of newly acquired businesses; and

•
2% from the impact of foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher revenues for the Web of Science and ISI Web of Knowledge, as well as increased revenues from corporate information solutions. The Web of Science/ISI Web of Knowledge benefited from an increase in new sales and higher renewal rates. Revenues from corporate information solutions increased due to higher demand for patent management services and data, as well as industry standards information. These increases were partially offset by lower revenues from online hosted content and legacy products. Revenues from pharma information solutions were also affected by the impact of unfavorable changes in foreign currency exchange rates on transactions involving US dollar revenues within its European businesses. Results also reflected contributions from ScholarOne, a provider of subscription-based software for authoring, evaluating and publishing research that was acquired in August 2006.

Growth in segment operating profit compared to the prior year reflected higher revenues and the impact of efficiency initiatives. These initiatives have enabled Thomson Scientific to control costs and improve its segment operating profit margin.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenues in 2006 increased 6% comprised of the following:

•
4% from higher revenues of existing businesses;

•
2% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of higher subscription revenues for the Web of Science and Thomson Pharma solutions. These increases were partially offset by lower revenues from its other online and legacy print products.

Growth in segment operating profit compared to the prior year reflected higher revenues from its workflow solutions and the benefits from completed and ongoing integration initiatives. Those initiatives have increased operating efficiencies enabling Thomson to control costs and improve the segment operating profit margin.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The financial performance for Thomson Scientific in 2005 reflected contributions from prior year investments and further expansion of its information solutions. Revenues increased 20% primarily due to contributions of newly acquired businesses and, to a lesser extent, higher revenues from existing businesses.

The increases in revenue attributable to acquired businesses primarily related to IHI, which was acquired in November 2004. Additionally, Thomson Scientific completed three small, tactical acquisitions in 2005 that further enhanced its Thomson Pharma decision support offerings. Growth in revenues from existing businesses was primarily a result of higher subscription revenues for ISI Web of Science. Revenues from existing businesses were tempered by the unfavorable effect of changes in foreign currency exchange rates on transactions involving U.S. dollar revenues within the group's European businesses.

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Segment operating profit and the corresponding margin increased in 2005 compared to 2004 due to higher revenues and the benefits from integration efforts. The majority of the integration benefits were derived from its IHI acquisition. During 2005, relative to IHI, it successfully completed the consolidation of several offices, integrated back office services, consolidated and optimized sales forces for certain businesses, and consolidated technology platforms.

  Thomson Healthcare

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Revenues	294	216	374	334	305

Segment operating profit	28	20	81	80	66

Segment operating profit margin	9.5%	9.3%	21.7%	24.0%	21.6%

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

Results for Thomson Healthcare reflected a recent investment in its management decision support offerings and continued customer demand in that sector. For the nine months ended September 30, 2007, revenues increased 36% compared to the prior year period comprised of the following:

•
1% from higher revenues of existing businesses;

•
35% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

For the nine-month period ended September 30, 2007, revenues from existing business increased as continuing demand for management decision support offerings more than offset a decline in PDR project sales. While revenues increased compared to the prior year periods, the impact of new sales for clinical decision support and payer decision support offerings were tempered by the losses of certain customer contracts. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006.

Segment operating profit increased as the effect of the increase in revenues more than offset an increase in expenses due to product development and integration expenses associated with acquired offerings. The segment operating profit margin increased as the effect of scale more than offset the increase in product development and integration expenses.

Historically, the performance for Thomson Healthcare has been seasonal with approximately 40% of the segment's revenues and over 70% of its operating profit generated in the fourth quarter as significant revenues and profits are traditionally derived with the shipment of the PDR.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Results for Thomson Healthcare reflected continuing customer demand for its solutions and services and additional investments in the healthcare marketplace. Revenues increased 12% comprised of the following:

•
3% from higher revenues of existing businesses;

•
9% from contributions of newly acquired businesses; and

•
a negligible impact from foreign currency translation.

Growth in revenues from existing businesses was primarily a result of increased customer spending for healthcare decision support products. Results also reflected contributions from Solucient, a provider of data and advanced analytics to hospitals and health systems acquired in October 2006, and MercuryMD, a provider of mobile information systems serving the healthcare market acquired in May 2006.

The growth in segment operating profit compared to the prior year reflected higher revenues from its workflow solutions and costs from completed and ongoing integration initiatives. The segment operating profit margin decreased in 2006 due primarily to costs incurred in connection with the integration initiatives.

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004

The financial performance for Thomson Healthcare in 2005 reflected contributions from prior year investments and further expansion of its information solutions. Revenues increased 10% primarily due to higher revenues from existing businesses and, to a lesser extent, contributions of newly acquired businesses.

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Growth in revenues from existing businesses was primarily a result of higher customer spending for healthcare decision support products, which help customers manage healthcare costs. Additionally, there were higher subscription revenues for ISI Web of Science and the Micromedex electronic product portfolio due to new sales and strong retention rates. These increases were reflective of continuing customer demand for its workflow solutions. Segment operating profit and the corresponding margin increased in 2005 compared to 2004 primarily due to higher revenues.

  Corporate and Other

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Expenses excluding THOMSONplus expenses and Transaction costs	142	120	175	139	115

THOMSONplus expenses	85	31	60	–	–

Transaction costs	31	–	–	–	–

Total	258	151	235	139	115

Nine Months Ended September 30, 2007 Compared to Nine Months Ended September 30, 2006

For the nine-month period ended September 30, 2007, Corporate and Other expenses increased $107 million over the comparable prior year period. The increase was primarily due to expenses associated with the THOMSONplus program and costs associated with the Transaction. Further, with the realignment of Thomson's operations effective January 1, 2007, more aspects of the business were being managed centrally under the offices of the Vice Chairman, the Chief Technology Officer and the Chief Operating Officer. Corporate costs reflect the expenses associated with these offices. Transaction costs included in corporate expenses were $31 million, which primarily consisted of consulting costs for integration planning as well as expenses associated with retention programs. Thomson expects to continue to incur Transaction-related costs in future periods.

Thomson incurred $85 million of expenses associated with THOMSONplus in the nine-month period ended September 30, 2007. These expenses primarily related to consulting services as well as severance. The consulting costs primarily related to Thomson's efforts to deploy SAP as its company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve the customer service infrastructure. The severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers and efforts to streamline the operations of Thomson Financial.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

In 2006, Corporate and Other expenses increased $96 million, or 69%, compared to 2005. The increase was primarily due to expenses associated with the THOMSONplus program, as well as higher pension and other defined benefit plans expense and stock-related compensation expense.

In 2006, Thomson incurred $60 million of expenses associated with THOMSONplus. These expenses primarily related to consulting services, but also included severance. Additionally, these expenses included approximately $2 million of charges previously reported in Thomson Scientific & Healthcare in the first quarter of 2006. These charges primarily related to the consolidation of certain sales and operations functions and primarily reflected severance. Its segment results for the first quarter of 2006 have been reclassified to reflect this presentation.

Year Ended December 31, 2005 compared to Year Ended December 31, 2004

Corporate and Other expenses were $139 million in 2005 compared to $115 million in 2004. The increase was primarily due to higher pension and other defined benefit plans expense and severance and other charges associated with the outsourcing and reorganization of certain functions within its human resources department.

Return on Invested Capital

Thomson measures its return on invested capital (ROIC) annually to assess, over the long term, its ability to create value for its shareholders. Thomson's goal is to increase this return over the long term by efficiently and effectively utilizing its capital to invest in areas with high returns and realizing operating efficiencies to further enhance its profitability. ROIC is calculated as the ratio of Thomson's operating profit (including discontinued operations) before amortization, less taxes paid, to its average invested capital. For 2006, Thomson's ROIC was 8.2%, an

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increase from 7.8% for 2005 and 7.6% for 2004. As assets acquired are recorded at their fair values, this has had the effect of increasing the recorded value of its asset base to be much closer to its fair value, thereby tempering its return. Thomson continues to focus on driving efficiency, increasing its operating profit margin and, in particular, improving free cash flow. It believes that success in these areas is indicative of the long-term capability to improve its ROIC. Since 2001, Thomson has increased its operating margin from 13.0% to 19.0% and grown free cash flow at a compounded rate of almost 20% to $1.4 billion in 2006.

Liquidity and Capital Resources

Financial Position

At September 30, 2007, Thomson's total assets were approximately $22.9 billion, which represented an increase of 14% over the total of approximately $20.1 billion at December 31, 2006. The increase in assets primarily reflects the receipt of proceeds from the sale of Thomson Learning's higher education, careers and library reference businesses in excess of their book value.

At December 31, 2006, Thomson's total assets were approximately $20.1 million, which represented a 4% increase from the total of approximately $19.4 billion at December 31, 2005. This increase was primarily due to the increases in assets related to newly acquired businesses and capital expenditures, as well as the impact of foreign currency translation, which more than offset the effect of depreciation and amortization. Total assets decreased by 1% from December 31, 2004 to December 31, 2005 primarily due to foreign currency translation and the effect of depreciation and amortization, which more than offset increases in assets related to newly acquired intangible assets and capital expenditures.

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity.

	As at September 30,	As at December 31,
(millions of U.S. dollars)	2007	2006	2005	2004

Short-term indebtedness	3	333	191	5

Current portion of long-term debt	403	264	98	295

Long-term debt	3,418	3,681	3,957	3,987

Total debt	3,824	4,278	4,246	4,287

Swaps	(391)	(257)	(193)	(192)

Total debt after swaps	3,433	4,021	4,053	4,095

Remove fair value adjustment of cash flow hedges [1]	26	54	–	–

Less: Cash and cash equivalents	(7,455)	(334)	(407)	(405)

Net debt	(3,996)	3,741	3,646	3,690

Total shareholders' equity	13,584	10,481	9,963	9,962

Net debt/equity ratio	(0.29:1)	0.36:1	0.37:1	0.37:1

Note:

1
Effective January 1, 2006, all derivatives and certain hedged items are recorded at fair value on the balance sheet. See "Accounting Changes" below for further discussion.

Thomson guarantees certain obligations of its subsidiaries, including borrowings by its subsidiaries under its revolving credit facilities. Under the terms of its syndicated credit agreement and acquisition credit agreement discussed below, Thomson must maintain a ratio of net debt (as used in the table above) as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. As of September 30, 2007, Thomson was in compliance with this covenant.

In July 2007, Thomson repaid C$250 million of debentures upon their maturity. In October 2007, it completed a debt offering, part of the proceeds of which was to replace funds used in July for the debenture repayment. For more information, see "Subsequent Events" below.

In January 2006, Thomson repaid $50 million of privately placed notes upon their maturity.

In the third quarter of 2005, Thomson completed the early redemption of US$75 million of 7.62% privately placed notes and C$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in "Net other income (expense)" in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash

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write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% debentures due 2035.

In addition to the early redemptions discussed above, in September 2005, Thomson also repaid US$75 million of privately placed notes. In March 2005, it repaid $125 million of floating rate notes upon their maturity.

In November 2004, Thomson redeemed C$1.2 billion (US$0.8 billion) of debt securities and settled all associated currency and interest rate swaps. A loss of $53 million was recorded as a result of these redemptions, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two debt offerings that it also completed in November 2004. The offerings included C$300 million of 4.35% notes due December 1, 2009 and C$600 million of 5.20% notes due December 1, 2014. Thomson entered into a swap for the 4.35% notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. It also entered into three combination currency and interest rate swaps for the 5.20% notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million.

In July 2004, Thomson repaid C$250 million of 9.15% notes for US$182 million, and repaid US$150 million of private placement debt.

Thomson completed two long-term debt offerings in the second quarter of 2004. In May 2004, it completed an offering of US$250 million of 4.75% global notes due 2010. In June 2004, it completed an offering of C$250 million of 4.50% notes due 2009. Thomson entered into currency swaps to convert the obligation to US$184 million at a floating rate of interest. The net proceeds of $432 million from these offerings were used to repay other indebtedness and for other general corporate purposes.

The following table sets forth the ratings that Thomson has received from rating agencies in respect of its outstanding securities as of September 30, 2007:

	Moody's	Standard & Poor's	Dominion Bond Rating Service (DBRS)

Long-term debt	Baa1	A-	A (low)

Commercial paper	–	–	R-1 (low)

Trend/Outlook	Stable	Negative	Negative

In the third quarter of 2007, Moody's downgraded its debt ratings for Thomson by one notch from "A3" to "Baa1", the third-lowest investment grade, citing a significant increase in leverage that will result from the pending acquisition of Reuters. Moody's changed its outlook to "stable", indicating another rating change is not expected over the next 12 to 18 months. Additionally, Standard & Poor's affirmed Thomson's existing long-term debt rating and removed it from a negative credit watch.

In the second quarter of 2007, DBRS placed Thomson under review with "negative implications" following the announcement of the intention to acquire Reuters. DBRS changed its outlook from "negative" to "stable" in the fourth quarter of 2007.

A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Thomson cannot be sure that its credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding its securities.

The maturity dates for Thomson's long-term debt are well balanced with no significant concentration in any one year.

Hedging Program for Reuters Consideration

As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 Thomson commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, it paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices approximating $2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at September 30, 2007 was approximately $67 million.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses, Thomson invested a portion of the proceeds in sterling-denominated money market funds. As of September 30, 2007, Thomson's balance in these funds, which were included in the consolidated balance sheet as cash and cash equivalents, totaled approximately £1.4 billion.

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Share Repurchase Program

Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in a given 12 month period. It most recently renewed this program in May 2007. Since May 2005, Thomson has repurchased and subsequently cancelled approximately 20 million shares for approximately $744 million. Through September 30, 2007, it did not repurchase any shares under the current program as it suspended repurchases in May 2007 as a result of its proposed acquisition of Reuters. In November 2007, Thomson began repurchasing its shares under the current program.

Shares that Thomson repurchases are cancelled. It may repurchase shares in open market transactions on the TSX or the NYSE. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. From time to time, when it does not possess material non-public information about itself or its securities, Thomson may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when it ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson's broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Exchange Act.

Employee Stock Purchase Plan

In October 2005, Thomson's eligible U.S. employees began participating in its new employee stock purchase plan ("ESPP"). In 2006, Thomson expanded the ESPP to eligible Canadian and U.K. employees. Under the ESPP, participating employees may authorize payroll deductions of between 1% and 10% of their eligible compensation during a quarter, with a maximum of $21,250 for a year, to purchase newly issued shares. Using accumulated payroll deductions, participating employees purchase its common shares at a 15% discount to the NYSE closing price on the last business day of a quarter. The discount, which amounted to $4 million in the nine months ended September 30, 2007 and $4 million and $1 million in the years ended December 31, 2006 and 2005, represented compensation expense for Thomson. In 2006, Thomson issued 754,993 common shares. In the first nine months of 2007, Thomson issued 622,992 common shares.

Cash Flow

Thomson's principal sources of liquidity are cash provided by its operations, borrowings under its revolving bank credit facilities and its commercial paper program and the issuance of public debt. In 2007, Thomson's proceeds from announced divestitures have also been a large source of liquidity. Its principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, as discussed in "Share Repurchase Program" above Thomson has also used its cash to repurchase outstanding common shares in open market transactions.

Operating activities.    Cash provided by Thomson's operating activities in the nine months ended September 30, 2007 was $1,157 million compared to $1,329 million in the prior year. This decrease was also attributable to the composition of businesses in discontinued operations and costs associated with their disposition, as well as cash outlays in 2007 of $35 million associated with the Transaction. Cash provided from operating activities also included a payment of $36 million to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit. Working capital levels in the nine months ended September 30, 2007 increased compared to prior year periods due to the impact of the timing of payments for normal operating expenses.

Cash provided by operating activities in 2006 was $2,125 million compared to $1,879 million for 2005. The change primarily reflected the increase in operating profit from 2005 to 2006 and lower tax payments. The reduction in tax payments was principally due to a $125 million withholding tax paid in 2005 associated with the repatriation of certain subsidiary earnings. Working capital levels decreased slightly in 2006 due to the timing of accounts receivable collections and payments for normal operating expenses, though not to the extent of the prior year.

Cash provided by operating activities in 2005 was $1,879 million compared to $1,808 million for 2004. The change primarily reflected the increase in operating profit from 2004 to 2005 and improvements in the use of working capital, which more than offset a $125 million withholding tax payment associated with the repatriation of certain earnings. The use of working capital improved primarily due to company-wide accounts receivable collection efforts and the favorable timing of payments for normal operating expenses. In order to maximize its cash flow, Thomson continues to focus on limiting the days outstanding of its accounts receivable balance and lengthening the payment terms of its vendors.

Investing activities.    For the nine-month period ended September 30, 2007, cash provided by investing activities was $7,177 million compared to $717 million used in investing activities for the prior year period. This increase reflected higher proceeds from the sales of discontinued operations and decreased acquisition spending compared to the prior year period. In future periods, these proceeds will be adjusted for the payment of taxes and post-closing adjustments. Acquisitions in the nine-month period ended September 30, 2007 included

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Prous Science, a provider of life sciences information solutions, in the Thomson Scientific segment and CrossBorder Solutions in the Thomson Tax & Accounting segment.

Cash used in investing activities in 2006 was $1,290 million compared to $1,071 million for 2005. The increased use of cash in 2006 was attributable to greater acquisition spending. In 2006, spending on acquisitions included the purchase of Solucient within Thomson Healthcare, Quantitative Analytics within Thomson Financial and LiveNote within Thomson Legal. In 2005, investing activities included tax payments of $105 million associated with the sale of Thomson Media in 2004.

Cash used in investing activities in 2005 was $1,071 million compared to $1,463 million for 2004. The decreased use of cash in 2005 was attributable to reduced acquisition spending. In 2004, spending on acquisitions included Information Holdings Inc. for $445 million and TradeWeb for $361 million. These outlays in 2004 were partially offset by an increase in proceeds from the sale of discontinued operations, notably the sale of the Thomson Media group for gross proceeds of $350 million. Results for 2005 included tax payments of $105 million associated with the sale of Thomson Media in 2004.

Capital expenditures in the nine months ended September 30, 2007 increased 42% to $383 million from $270 million in the comparable prior year period. This represented 7.3% of revenues in 2007 compared to 5.7% in 2006. Capital expenditures in 2007 increased compared to the prior year period due to higher spending on, and the timing of, technology initiatives. In particular, Thomson had $22 million in capital expenditures resulting from a data center expansion in Eagan, MN.

Capital expenditures in 2006 increased 6% to $453 million from $427 million in 2005. This represented 6.9% of revenues in both 2006 and 2005. Higher capital expenditures in 2006 were incurred primarily at Thomson Legal and Corporate, and primarily related to initiatives to standardize technology platforms across businesses.

Capital expenditures in 2005 increased 5% to $427 million from $407 million in 2004. This represented 6.9% and 7.2% of revenues in 2005 and 2004, respectively. Higher capital expenditures in 2005 were incurred primarily at the Legal group, and primarily related to initiatives to standardize technology platforms across businesses.

The majority of Thomson's capital expenditures is focused on technology-related investments. Thomson makes significant investments in technology because it is essential to providing integrated information solutions to its customers and because it intends to maintain the significant competitive advantage it believes it has in this area. Thomson's technology expenditures include spending on computer hardware, software, electronic systems, telecommunications infrastructure and digitization of content. Although Thomson can give no assurance that investments in technology will result in an increase in its revenues or a decrease in its operating costs, it expects its technology-related investments to continue at a significant level.

Financing activities.    For the nine months ended September 30, 2007, cash used in financing activities was $1,214 million compared to $530 million in the prior year period. The increased outflow of cash reflected repayments of borrowings, the purchase of sterling call options (see "Hedging Program for Reuters Consideration" above) and higher dividend payments. These effects were partially offset by a reduction in repurchases of common shares.

Cash used in financing activities was $912 million for the year ended December 31, 2006 compared to $798 million for the year ended December 31, 2005. The increased use of cash largely reflected repurchases of common shares and higher dividend payments in 2006.

Cash used in financing activities was $798 million for the year ended December 31, 2005 compared to $629 million for the year ended December 31, 2004. The increased use of cash largely reflected repurchases of common shares and higher dividend payments in 2005.

The following table sets forth Thomson's common share dividend activity for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Dividends declared	471	425	567	517	495

Dividends reinvested	(12)	(10)	(14)	(12)	(11)

Dividends paid	459	415	553	505	484

For information on other significant financing activities from each year, see "Financial Position" above.

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Free cash flow.    The following table sets forth a calculation of Thomson's free cash flow for the periods presented.

	Nine months ended September 30,		Year ended December 31,
(millions of U.S. dollars)	2007	2006	2006	2005	2004

Net cash provided by operating activities	1,157	1,329	2,125	1,879	1,808

Capital expenditures	(383)	(270)	(453)	(427)	(407)

Other investing activities	(33)	(26)	(26)	(25)	(37)

Dividends paid on preference shares	(4)	(4)	(5)	(4)	(3)

Investing activities of discontinued operations	(99)	(143)	(201)	(229)	(243)

Free cash flow	638	886	1,440	1,194	1,118

Thomson's free cash flow for the nine-month period ended September 30, 2007 decreased compared to the prior year period due to the composition of businesses in discontinued operations and costs associated with their disposition, as well as higher capital expenditures. Its free cash flow was also impacted by spending on costs associated with the Transaction. Results also reflected a $36 million payment to settle the Rodriguez v. West Publishing Corp. and Kaplan Inc. lawsuit.

Thomson's free cash flow for 2006 increased due to higher operating profit and lower tax payments. The decrease in tax payments reflected a $125 million withholding tax payment associated with the repatriation of certain earnings in 2005.

Credit facilities and commercial paper program.    In August 2007, Thomson entered into a new syndicated credit agreement with a group of banks. This new credit agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, it may request an increase in the amount of the lenders' commitments up to a maximum amount of $3.0 billion. This new agreement is available to provide liquidity in connection with its commercial paper program and for general corporate purposes of Thomson and its subsidiaries including, following the completion of the Transaction, Thomson Reuters PLC and its subsidiaries. The maturity date of the agreement is August 14, 2012. However, Thomson may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described under "Financial Position" above. In connection with entering into this new agreement, it terminated the existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.

Thomson's credit facilities are structured such that, if its long-term debt rating was downgraded by Moody's or S&P, its facility fee and borrowing costs under its existing credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in its ratings may reduce its credit facility fees and borrowing costs.

Additionally, in May 2007, Thomson entered into the £4.8 billion Acquisition Facility. Thomson entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require it and its financial advisors for the Transaction to confirm its ability to finance the Transaction. Thomson may only draw down amounts under this facility to finance the Transaction, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that it incurs in connection with the Transaction and the Acquisition Facility. As of June 30, 2007, Thomson had not utilized this facility. In July 2007, it reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning's higher education, careers and library reference assets. In accordance with the terms of the new facility, Thomson is required to hold certain of these sale proceeds in "permitted investments", as defined by the facility, until the completion of the Transaction. These "permitted investments" include, among other investments, money market funds that are rated at least "A-" or better. The facility is structured as a 364-day credit line with subsequent extension/term-out options that would allow Thomson to extend the final maturity until May 2009.

Debt shelf registration.    In September 2005, Thomson filed a shelf prospectus to issue up to $2 billion of debt securities in Canada or the United States from time to time.

On October 2, 2007, Thomson completed an offering of $800 million of 5.7% debentures due 2014. The net proceeds from this offering were approximately $790 million. Thomson intends to use these proceeds: (i) to repay its $400 million principal amount of 5.75% notes which will mature February 2008; (ii) to replace funds used to repay its C$250 million principal amount of 6.50% notes which matured in July 2007; and (iii) for general corporate purposes.

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In October 2007, the shelf prospectus under which Thomson completed this offering expired. In November 2007, Thomson filed a new shelf prospectus which permits the issuance of up to $3 billion of debt securities from time to time. The new shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

Thomson plans to fund the Transaction using proceeds from the sale of its Thomson Learning businesses as well as borrowings under the Acquisition Facility. It believes that cash from its operations and other available credit facilities will be sufficient to fund its future cash dividends, debt service, projected capital expenditures, acquisitions that Thomson pursues in the normal course of business and share repurchases.

Off-Balance Sheet Arrangements, Commitments and Contractual Obligations

The following table presents a summary of Thomson's long-term debt and off-balance sheet contractual obligations as of September 30, 2007 for the years indicated:

(millions of U.S. dollars)	2008	2009	2010	2011	2012	Thereafter	Total

Long-term debt [1]	400	632	325	254	700	1,142	3,453

Operating lease payments	145	127	98	75	63	199	707

Unconditional purchase obligations	96	53	23	15	3	25	215

Total	641	812	446	344	766	1,366	4,375

Note:

1
Represents hedged principal payments. As substantially all non-U.S. dollar-denominated debt has been hedged into U.S. dollars, amounts represent the net cash outflows to the company associated with principal payments on its long-term debt.

Thomson has entered into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. With certain leases, it guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or to restore a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded on Thomson's consolidated balance sheet. With certain real property leases, Thomson guarantees the rental obligations of some of its subsidiaries that are tenants. Thomson believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Thomson has various unconditional purchase obligations. These obligations are for materials, supplies and services incidental to the ordinary conduct of business.

In certain disposition agreements, Thomson guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. Thomson believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

Thomson guarantees certain obligations of its subsidiaries, including borrowings by its subsidiaries under its revolving credit facilities. See "Financial Position" above for further discussion.

In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania decided against Thomson in a patent infringement case related to a business formerly owned by Thomson Financial. Thomson subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court's judgment, plus interest. At this time, Thomson believes that the ultimate outcome of this matter will not have a material adverse effect on its financial condition taken as a whole.

Other than as described above, Thomson does not engage in any off-balance sheet financing arrangements. In particular, it does not have any interests in unconsolidated special-purpose or structured finance entities.

Contingencies

Lawsuits and Legal Claims.    As previously disclosed, Thomson is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The lawsuit alleges primarily violations of U.S. federal antitrust laws. In the third quarter of 2007, Thomson accrued $13 million in connection with an agreement in principle to settle the case.

In June 2006, an additional purported class action complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit

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Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. Thomson continues to defend itself vigorously in this case.

Also as previously disclosed, in 2005 Thomson became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of its customers in its Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, Thomson is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against Thomson, including, without limitation, those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by Thomson and after consultation with outside legal counsel, Thomson's management believes that such proceedings and claims will not have, and has not had in the recent past, a significant effect on the financial position or profitability of Thomson Reuters PLC and/or Thomson.

Taxes.    Thomson maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and it regularly assesses the adequacy of this liability. Thomson records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Thomson reverses contingencies to income in the period when management assesses that they are no longer required or when they become no longer required as a result of statute or resolution through the normal tax audit process. Thomson's contingency reserves principally represent liabilities for the years 2000 to 2006. It is anticipated that these reserves will either result in a cash payment or be reversed to income between 2008 and 2010.

In the normal course of business, Thomson enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. Effective January 1, 2008, Thomson has established certain contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Accounting Changes

Income Taxes

Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, Thomson recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, Thomson would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, Thomson evaluates a tax position using a two-step process:

•
First, it determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•
Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than a 50% likelihood of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as "accumulated other comprehensive income".

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Under these new standards, all financial instruments, including derivatives, are included on Thomson's consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated either as a "cash flow hedge", when the hedged item is a future cash flow, or a "fair value hedge", when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, Thomson reflected the following adjustments as of January 1, 2006:

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an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

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a reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges; and

•
an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges.

The adoption of these new standards had no material impact on Thomson's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income". The net realized gain in the period previously deferred on adoption in "Accumulated other comprehensive income" was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in "Prepaid expenses and other current assets", "Current portion of long-term debt", "Other non-current assets" and "Long-term debt".

As of December 31, 2006, approximately $3 million of net deferred gains in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized over a period of up to eight years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA (EIC) issued Abstract 161, Discontinued Operations (EIC-161). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on Thomson's consolidated financial statements.

Stock-Based Compensation

In July 2006, Thomson adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date (EIC-162), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on Thomson's consolidated financial statements for any period in 2006.

Current Trading for Thomson

In 2007, Thomson delivered strong operating performance and repositioned its portfolio through the sale of Thomson Learning and its agreement to acquire Reuters. Entering 2008, Thomson believes that it has an improved business mix, which is more focused on business and professional customers, and is better positioned to innovate and grow. Due to the high subscription-based nature of Thomson's business model and its high level of recurring revenue, Thomson also believes that in 2008 it is better positioned to weather competitive challenges and any economic downturns compared to prior years. THOMSONplus efficiency initiatives are expected to be completed in 2008 ahead of schedule, with higher savings than originally forecast. Thomson will continue to focus on delivering critical information and electronic decision support tools to business and professional customers around the world. Thomson believes that this will lead to even stronger, more enduring relationships with customers who perceive its solutions as non-discretionary. Thomson is also confident that the creation of Thomson Reuters will translate into significant free cash flow growth and greater shareholder value in the years ahead.

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Subsequent Events

On October 2, 2007, Thomson completed an offering of $800 million of 5.70% notes due 2014. Its net proceeds from this offering were approximately $790 million. Thomson used these proceeds: (i) to repay its $400 million principal amount of 5.75% notes which matured in February 2008; (ii) to replace funds used to repay its C$250 million principal amount of 6.50% notes which matured in July 2007; and (iii) for general corporate purposes. On October 20, 2007, the shelf prospectus under which Thomson completed this offering expired.

On October 5, 2007, Thomson completed the acquisition of Deloitte Tax LLP's Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also on October 5, 2007, Thomson completed the transfer of all liabilities and assets with respect to its Thomson Regional Newspapers Pension Plan to a third party. As a result of the transfer, Thomson no longer maintains responsibility for the Thomson Regional Newspapers Pension Plan. A gain of $34 million was recognized in the fourth quarter of 2007 related to this transaction.

On October 11, 2007, Thomson announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008. The partnership will utilize TradeWeb's established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes TradeWeb's established markets, as well as Thomson's Autex and order routing businesses, which was renamed TradeWeb Markets. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, TradeWeb New Markets. Thomson's contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson owns 20% of TradeWeb New Markets and the consortium owns 80%. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the entities merge, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for Thomson's interest will reflect its ultimate ownership stake and degree of control over the entity.

On October 12, 2007, Thomson sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. Thomson recognized a post-tax gain of $18 million related to this transaction.

In November 2007, Thomson filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

In November 2007, Thomson announced that it has resumed its share repurchase program (normal course issuer bid). Under the current program, Thomson may repurchase up to 15 million of its common shares. Thomson temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters in May 2007.

On December 14, 2007, Thomson announced that Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge's reinvestment in additional common shares of Thomson will be in accordance with the terms of Thomson's dividend reinvestment plan program. Thomson shareholders may elect to reinvest their dividends in common shares at the prevailing market price.

In December 2007, Thomson paid $1.3 billion in income taxes related to the gain realized on the sale of various Thomson Learning businesses in 2007.

In December 2007, Thomson sold GEE, a regulatory information business in the United Kingdom. This business was previously managed within Thomson Legal.

In January 2008, Thomson completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will be included in the Thomson Tax & Accounting segment.

On February 7, 2008, Thomson announced that its board of directors approved an annual 2008 dividend of $1.08 per Thomson common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend of $0.27 per share is payable on March 17, 2008, to Thomson common shareholders of record as of February 21, 2008.

On February 19, 2008, Thomson and Reuters announced that the European Commission, US Department of Justice and Canadian Competition Bureau gave approval for Thomson's proposed acquisition of Reuters.

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ADDITIONAL INFORMATION CONCERNING THOMSON AND DOCUMENTS INCORPORATED BY REFERENCE

Thomson files its reports and other information with securities regulatory authorities in Canada, which are available on SEDAR at www.sedar.com. Thomson is also subject to the information requirements of the U.S. Exchange Act, and in accordance with that legislation files and furnishes reports and other information with the SEC. Any information that Thomson files with or furnishes to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, United States. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330 or visiting its website at www.sec.gov. Thomson's filings are also electronically available on EDGAR, as well as from commercial document retrieval services.

In accordance with applicable Canadian securities laws, Thomson is allowed to incorporate by reference in this circular, documents filed with the securities regulatory authorities in Canada. Shareholders should refer to these documents for important information concerning Thomson. Accordingly, the following documents filed with the securities regulatory authorities in Canada and with the SEC are specifically incorporated by reference in this circular:

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Thomson's annual information form dated March 1, 2007 for the year ended December 31, 2006;

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Thomson's audited comparative consolidated financial statements for the years ended December 31, 2006, December 31, 2005 and December 31, 2004 and the accompanying auditors reports thereon (see Annex E and the associated explanatory note for updated financial statements);

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Thomson's management's discussion and analysis for the years ended December 31, 2006, December 31, 2005 and December 31, 2004;

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Thomson's unaudited comparative consolidated financial statements for the nine months ended September 30, 2007 and September 30, 2006 and the notes thereon;

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Thomson's management's discussion and analysis for the nine months ended September 30, 2007 and September 30, 2006;

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Thomson's management information circular dated March 15, 2007 relating to Thomson's annual and special meeting of shareholders held on May 2, 2007;

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Thomson's management information circular dated March 17, 2006 relating to Thomson's annual and special meeting of shareholders held on May 3, 2006;

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Thomson's material change report filed May 23, 2007 (as amended on September 27, 2007) regarding Thomson's proposed acquisition of Reuters; and

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Thomson's news release dated February 7, 2008 in respect of its financial results for the three months and the year ended December 31, 2007.

Any documents (or amendments to such documents) of the types referred to above (other than confidential material change reports) filed by Thomson with securities regulatory authorities in Canada after the date of this circular and prior to the meeting are also incorporated by reference in this circular.

Any statement contained in this circular or in a document incorporated or deemed to be incorporated by reference will be deemed to be modified or superseded, for purposes of this document, to the extent that a statement contained in this document or in any other document subsequently filed by Thomson, which also is or is deemed to be incorporated by reference, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

In addition to being available on www.sedar.com, copies of this circular and documents incorporated by reference may also be obtained on request without charge from the Investor Relations Department, The Thomson Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902, United States, telephone (203) 539-8000 or at Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario, M5K 1A1, Canada, telephone (416) 360-8700. Requests may also be sent by e-mail to investor.relations@thomson.com. Shareholders should request documents at least five business days before the date of the meeting in order to receive timely delivery of those documents prior to the meeting.

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INFORMATION CONCERNING REUTERS

Reuters Group PLC is a public company incorporated in England and Wales on December 24, 1996. Its registered head office and principal executive office are located at The Reuters Building, South Colonnade, Canary Wharf, London E14 5EP, United Kingdom.

Reuters is subject to the information requirements of the U.S. Exchange Act, and in accordance with that legislation files and furnishes reports and other information with the SEC. Any information that Reuters files with or furnishes to the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, United States. Information on the operation of the public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330 or visiting its website at www.sec.gov. Reuters' filings are also electronically available on EDGAR, as well as from commercial document retrieval services. Reuters' filings are not a part of this circular or incorporated by reference herein.

Corporate Structure

The following provides information about Reuters' principal subsidiaries as of December 31, 2007. As of that date, Reuters beneficially owned, directly or indirectly, 100% of the voting securities and non-voting securities of each of these subsidiaries, unless otherwise noted. Certain subsidiaries, each of which represents not more than 10% of the consolidated assets and not more than 10% of the consolidated revenues of Reuters, and all of which, in the aggregate, represent not more than 20% of the total consolidated assets and the total consolidated revenues of Reuters as of December 31, 2007, have been omitted. Reuters' legal structure is not indicative of its operational structure.

Subsidiary	Jurisdiction of Incorporation/ Formation	Principal area of operation

Reuters AG	Germany	Germany

Reuters America Holdings Inc.	USA	Worldwide

Reuters America LLC	USA	USA

Reuters Australia Pty Limited	Australia	Australia

Reuters BV	Netherlands	Netherlands

Reuters Canada Limited	Canada	Canada/USA

Reuters Europe SA	Switzerland	Spain/Portugal

Reuters Finance PLC	UK	UK

Reuters France SNC	France	France

Reuters Group Overseas Holdings (UK) Limited	UK	Worldwide

Reuters Holdings Limited	UK	UK

Reuters Hong Kong Limited	Cook Islands	Hong Kong

Reuters International Holdings SARL	Switzerland	Worldwide

Reuters Investment Limited	UK	UK

Reuters Italia SpA	Italy	Italy

Reuters Japan Kabushiki Kaisha	Japan	Japan

Reuters Limited	UK	Worldwide

Reuters Middle East Limited	Cook Islands	Middle East

Reuters Nederland BV	Netherlands	Netherlands

Reuters Research Inc	USA	USA

Reuters SA	Switzerland	Worldwide

Reuters Singapore Pte Limited	Singapore	Singapore

Reuters Svenska AB	Sweden	Sweden

Reuters Transaction Services Limited	UK	Worldwide

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Joint ventures and associates	Jurisdiction of incorporation/Formation	Principal area of operation	Percentage of equity shares held

3 Times Square Associates LLC	USA	USA	50	[1]

FXMarketSpace Limited	UK	Worldwide	50

Times Global Broadcasting Company Limited	India	India	26

Note:

1
This is the equity interest of Reuters but the effective economic interest at December 31, 2007 was 35%.

Description of the Business

Overview

Reuters is a leading electronic publisher of news and financial data with 2006 revenues of £2,566 million. As at December 31, 2007, it had 17,903 employees, and operated in 143 countries.

The average number of employees during the years 2004-2006 was as follows.

	2006	2005	2004

By business division:

Sales & Trading	1,062	491	305

Research & Asset Management	800	658	699

Enterprise	1,241	925	296

Media	189	109	64

Shared divisional resources	3,383	3,605	3,507

Total divisions	6,675	5,788	4,871

Global Sales & Service Organisation	5,812	5,438	5,944

Editorial	2,321	2,210	2,220

Corporate Services	1,494	1,582	1,780

Total continuing operations	16,302	15,018	14,815

Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By geographical location:

Europe, Middle East & Africa	7,174	6,962	7,444

Americas	4,252	4,292	4,550

Asia	4,876	3,764	2,821

Total continuing operations	16,302	15,018	14,815

Discounted operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By function:

Production and communications	9,438	8,498	8,315

Selling and marketing	4,572	4,179	3,878

Support services and administration	2,292	2,341	2,622

Total continuing operations	16,302	15,018	14,815

Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

The above include:

Development staff	2,670	2,332	2,282

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The average number of employees during 2006 included 168 temporary staff (2005: 181, 2004: 181).

More than 90% of Reuters revenue is derived from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real-time and historical data, to give a comprehensive view of the financial markets and the events that move them. Reuters offers tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.

Reuters remaining revenue is derived from providing news and information services to the world's newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. The business divisions are closely aligned with the user communities they serve and they are responsible for defining, building, marketing and managing products. Reuters editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information. Data teams are integrated within the business divisions.

Research and Development

Software development teams are integrated within the business divisions. Expenditure on research and development for the three years to December 31, 2006 is shown below (£ millions):

	2006	2005	2004

Research and Development Expenditure	83	92	105

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

Sales and Service

The business divisions serve customers through a Global Sales and Service Operations group which is split into three geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters' largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, customer training specialists work with end-users to ensure they get full value from Reuters' products. In addition, product, content and technical support are provided by telephone and email from three regional hubs, one based in each principal time zone. Proactive telephone support and remote learning are made available to users of Reuters' premium products to help them get the most out of their service. 'Brightspot', a traveling showcase for Reuters' products, is used to increase customer awareness of the latest developments in Reuters' product range.

  Sales & Trading

The Sales & Trading division (full year 2006 revenues of £1,690 million) serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and in the commodities and energy markets.

The division's major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad range of asset classes. Its customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, it continues to identify opportunities in new asset classes.

The premium desktop information product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

The Sales & Trading division's trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. A range of trading and post-trade services for foreign exchange and money markets, fixed income and exchange traded instruments is also available. The Sales & Trading strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for

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Exchanges. Through Reuters Dealing 3000, customers have access to a trading community of 18,000 foreign exchange and money market traders globally.

Reuters Trader is a mid-tier product which is also available in versions targeted at regional markets. Users of mid-tier and domestic products typically require only a subset of Reuters' overall content and capabilities. Reuters is working to complete the migration of customers from older products to new Reuters Trader products, many of which are browser-based.

Sales & Trading information products compete with large players, such as Bloomberg, Thomson Financial, Sungard, Telekurs and IDC, as well as a growing number of local, regional and niche competitors ranging from Markit and SuperDerivatives to Quick, Xinhau Finance and Yahoo! Finance. In the electronic trading business, Reuters competes with Fidessa and the large inter-dealer brokers, notably ICAP's EBS platform. Additionally, it competes with single-bank and multi-bank portals such as FXall and MarketAxess.

  Research & Asset Management

The Research & Asset Management division (full year 2006 revenues of £298 million) focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge product family is targeted at the research and advisory communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. The Knowledge Product can be integrated with Reuters flagship real-time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager product family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients' portfolios better and allowing more time to concentrate on building client relationships. The Reuters Wealth Manager product family includes content on a wide range of single asset and collective investment funds provided by Reuters' Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset, S&P/Capital IQ, Morningstar, GL Trade/Infotec, Telekurs/Fininfo, plus a number of local domestic players.

  Enterprise

The Enterprise division (full year 2006 revenues of £408 million) provides information and software that support business automation within capital markets, for example, automated trading and regulatory compliance.

The division's products include:

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Reuters DataScope real-time datafeeds, streams of machine-readable price data delivered over Reuters networks at high speed for use in customers' information and trading services;

•
Reuters DataScope pricing and reference data which help banks and financial organizations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006, a new distribution platform, Reuters DataScope Select, was launched to support back office and fund valuation processes;

•
Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•
Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, Reuters acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements Reuters' existing strengths in foreign exchange and treasury risk management; and

•
Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

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Vendors such as Bloomberg, IDC and Telekurs compete with Reuters' real-time datafeed business, as well as its pricing reference data offering. In addition, specialty technology providers, such as Wombat, Infodyne and ACTIV Financial and also large IT vendors, such as IBM, compete with Reuters in the market data delivery arena. Competitors in the risk management market include Sungard, Algorithmics, Murex, Misys and Calypso, among others.

  Media

The Media division (full year 2006 revenues of £170 million) offers products which deliver comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed.

Reuters' online sites reach a unique audience of 23 million individuals globally each month.

The majority of Reuters' 50% stake in Factiva, its joint venture with Dow Jones, was sold to Dow Jones for cash consideration of £79 million in December 2006.

Key competitors in the supply of news to the media are Associated Press, Agence France Presse, Bloomberg News and Dow Jones. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including Dow Jones, Financial Times, Yahoo! Finance, Google Finance, TheStreet.com and many others.

Properties and Facilities

During 2005 Reuters principal facilities were relocated to the Canary Wharf area of London, thereby down-sizing its London based operations from 340,000 square feet to 283,000 square feet. The Canary Wharf building is leased until 2020. Reuters other significant sites include the U.S. headquarters at 3 Times Square in New York, New York (438,633 square feet, of which 3,357 square feet are sublet).

Environmental Matters

Reuters believes that its operations are in material compliance with applicable environmental laws, as well as laws and regulations relating to worker health and safety. Compliance with these laws and regulations has not had, and is not expected to have, a material effect on its capital expenditures, earnings or competitive position.

Legal Proceedings and Regulatory Actions

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc

On September 12, 2005, Radianz's former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and British Telecommunications plc in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters' sale of Radianz to British Telecommunications plc. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between British Telecommunications plc and Reuters, Reuters elected to take control of the defense of this litigation as to all defendants. On December 15, 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On January 30, 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On July 27, 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On August 25, 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. Separately on December 7, 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On May 25, 2007, plaintiffs' appeal of the dismissal of the class action lawsuit was denied. Then on August 10, 2007, Gilstrap, Dillon and Madigan voluntarily dismissed their lawsuit in the Southern District of New York. On August 11, 2007, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On October 22, 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On January 14, 2008, the Texas state court granted the motion to dismiss, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to receive legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdiction so it could be included within the scope of any dismissal order. Subsequently, on February 5, 2008, the

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Texas state court entered a judgment dismissing the action as to Radianz Americas and Radianz Limited. While Gilstrap, McCabe and Tataryn may appeal this dismissal, Reuters believes any such appeal would be without merit.

Ariel (UK) Limited v. Reuters Group PLC , Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP

On November 16, 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters' current patent portfolio to others. The complaint, as amended on February 28, 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on October 31, 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. Reuters believes the claims are without merit and intends to defend them vigorously.

Material Contracts

Other than the Transaction Documents which are described under "Summaries of Transaction Documents", no material contracts have been entered into by Reuters other than in the ordinary course of business since May 4, 2005.

Description of Capital Structure

Reuters authorized share capital comprises ordinary shares of 25 pence each and a Founders Share of £1. All of the outstanding ordinary shares are fully paid. Accordingly, no further contribution of capital may be required from the holders of such shares by Reuters.

Ordinary Shares

At February 22, 2008 there were 1,211,185,374 ordinary shares outstanding excluding ordinary shares held in employee share ownership trusts and 135,860,000 ordinary shares held in treasury.

Holders of ordinary shares are entitled to participate in the payment of dividends pro rata to their holdings. The Reuters board of directors may propose and pay interim dividends and recommend a final dividend, in respect of any accounting period, out of the profits available for distribution under English law. A final dividend may be declared by the Reuters shareholders in general meeting by ordinary resolution, but no dividend may be declared in excess of the amount recommended by the Reuters board of directors.

Reuters may allot ordinary shares in lieu of cash dividends, subject to shareholder approval at the time the relevant dividend is declared. In addition, Reuters may declare and pay equivalent dividends to shareholders outside the United Kingdom in local currencies and pay such dividends to the depositary for value on the payment date.

Founders Share

Reuters' share capital includes the Founders Share, which is held by Reuters Founders Share Company, a company limited by guarantee consisting of individuals who constitute both its members and directors.

The Founders Share is not entitled to participate in the payment of dividends nor will any dividend be paid on any shares held by Reuters in treasury.

Reuters can increase its share capital by ordinary resolution in conformity with the provisions of the UK Companies Act. However, new shares cannot have voting rights which are not identical to those of ordinary shares, without the prior written consent of Reuters Founders Share Company. Furthermore, Reuters may issue shares with preferred and other special rights or restrictions, provided that the prior written consent of Reuters Founders Share Company has been sought for issuing any shares with rights not identical to those of ordinary shares. Reuters can consolidate, divide and cancel any of its shares (other than the Founders Share) by extraordinary resolution and can reduce its share capital (other than the Founders Share). The resolutions to be proposed at the Reuters EGM contain a provision for amending the Reuters Articles so that the Founders Share can be cancelled. This is a requirement for the implementation of the Reuters Scheme, which will include the cancellation of the Founders Share.

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Market for Securities

Reuters ordinary shares are listed and traded on the LSE under the symbol "RTR" and Reuters ADSs are listed and traded on the Nasdaq Global Select Market under the symbol "RTRSY". The following table shows, for the periods indicated, the reported trading prices in British pounds sterling and trading volumes for Reuters ordinary shares on the LSE since January 1, 2004.

Period	High	Low	Close	Trading Volume

2008

February 1 to February 22	6.19	5.84	6.08	82,459,261

January	6.49	5.35	6.06	184,521,750

2007

December	6.52	5.80	6.37	85,534,968

November	6.65	5.74	5.96	155,349,264

October	6.69	6.31	6.60	199,400,816

Third Quarter	6.60	5.71	6.43	683,819,840

Second Quarter	6.59	4.66	6.19	1,579,101,824

First Quarter	4.71	4.12	4.66	1,203,651,968

2006

Fourth Quarter	4.82	4.24	4.45	630,041,728

Third Quarter	4.44	3.45	4.34	695,534,656

Second Quarter	4.13	3.50	3.85	1,000,118,656

First Quarter	4.68	3.75	3.97	1,054,615,168

2005

Fourth Quarter	4.33	3.46	4.30	732,736,064

Third Quarter	4.14	3.57	3.74	1,020,753,152

Second Quarter	4.29	3.71	3.95	856,815,040

First Quarter	4.31	3.61	4.08	979,267,264

2004

Fourth Quarter	4.14	3.12	3.78	942,179,200

Third Quarter	3.76	2.83	3.12	1,086,018,176

Second Quarter	4.25	3.24	3.71	987,901,696

First Quarter	4.45	2.34	3.87	1,616,009,088

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The following table shows, for the periods indicated, the reported trading prices in U.S. dollars and trading volumes for Reuters ADSs on the Nasdaq Global Select Market since January 1, 2004.

Period	High	Low	Close	Trading Volume

2008

February 1 to February 22	73.21	69.52	72.50	706,247

January	75.80	66.64	72.52	1,464,000

2007

December	76.87	70.87	76.09	980,690

November	83.70	71.25	74.81	1,030,956

October	83.40	78.25	83.39	1,168,990

Third Quarter	79.90	71.33	79.32	7,848,160

Second Quarter	81.03	55.81	74.69	7,910,690

First Quarter	55.32	48.18	55.24	1,820,030

2006

Fourth Quarter	54.66	47.95	52.24	1,887,750

Third Quarter	50.16	38.00	48.64	2,285,040

Second Quarter	46.00	38.64	42.51	1,984,080

First Quarter	48.74	39.35	41.16	1,821,830

2005

Fourth Quarter	44.78	37.10	44.35	2,411,700

Third Quarter	43.71	38.83	39.61	3,196,520

Second Quarter	49.99	41.18	42.41	5,182,890

First Quarter	49.69	40.80	46.10	4,894,540

2004

Fourth Quarter	46.15	34.43	42.95	5,048,810

Third Quarter	39.61	31.45	34.10	4,705,210

Second Quarter	45.60	35.15	40.78	8,536,130

First Quarter	49.94	25.60	42.75	13,029,050

The closing sale price of Reuters ordinary shares as reported on the LSE on May 10, 2007, the last day on which the Reuters ordinary shares traded prior to the announcement by Thomson and Reuters that they had entered into the Implementation Agreement was £6.105 ($12.108, converted at the noon buying rate of the Federal Reserve Bank of New York which was $1.9833 per £1.00), and the closing sale price of Reuters ADSs as reported on the Nasdaq Global Select Market on that date was $71.04.

Related Party Transactions

Reuters owns 9.7% of its own shares relating to the ongoing share buy-back program. In addition, 2.0% of Reuters is owned by Reuters ESOTs.

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders' equity on the consolidated balance sheet, are used to satisfy certain options/awards under Reuters' share incentive plans.

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Key management personnel compensation, including the Reuters directors, is shown in the table below:

	2007 £m	2006 £m	2005 £m

Salaries and short-term employee benefits	15	12	8

Post-employment benefits	1	1	1

Termination benefits	–	–	1

Share-based payments	9	8	6

Total	25	21	16

During the period, Reuters carried out a number of transactions with related parties, mainly being relationships where Reuters holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm's length basis.

Details of these transactions are shown below:

	December 31, 2005 £m	Amounts invoiced £m	Amounts collected £m	December 31, 2006 £m	Amounts invoiced £m	Amounts collected £m	December 31, 2007 £m

Amounts receivable:

Joint ventures:

Factiva*	4	30	(33)	1	–	(1)	–

FXMarketSpace	–	6	–	6	10	(15)	1

Other	–	1	(1)	–	1	(1)	–

Associates	–	–	–	–	1	(1)	–

Total amounts receivable	4	37	(34)	7	12	(18)	1

Amounts payable:

Joint ventures:

Factiva	1	4	(5)	–	–	–	–

3 Times Square Associates	–	19	(19)	–	16	(16)	–

Associates	–	2	(2)	–	4	(4)	–

Total amounts payable	1	25	(26)	–	20	(20)	–

*
Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at December 31, 2006 has been presented within other receivables.

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and license agreements.

During 2007, Reuters paid £64 million to Reuters' retirement arrangements, including £4 million towards funding the deficit in the Reuters Supplementary Pension Scheme.

Factiva

On December 15, 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters' pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters' staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2007 was nil (2006: £4 million, 2005: £4 million).

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Reuters provided Factiva with technical and administrative support services, including use of Reuters' premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark license permitting Factiva to use Reuters' name. The total value of the services provided by Reuters to Factiva in 2007 was nil (2006: £30 million, 2005: £39 million).

Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.

In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters' investment in Factiva. There were no loans outstanding at December 31, 2007.

FXMarketSpace

On May 4, 2006, Reuters and the Chicago Mercantile Exchange ("CME") entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on July 20, 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace in 2007 was £10 million (2006: £6 million).

3 Times Square Associates LLC ("3XSQ Associates")

Reuters is a party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years, expiring 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive 10-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of £16 million during 2007 (2006: £19 million, 2005: £18 million) in respect of rent, operating expenses, taxes, insurance and other obligations.

Credit Rating

Reuters' long-term unsecured debt securities are rated Baa1 (stable) by Moody's, BBB+ (watch positive) by Standard & Poor's ("S&P") and BBB+ (positive) by Fitch.

In September 2007, Moody's downgraded its rating assigned to Reuters long-term debt to Baa1 from A3 with a stable outlook. In September 2007, S&P affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from "watch developing" to "watch positive". In May 2007, Fitch affirmed its BBB+ rating to Reuters long-term debt and moved its outlook from "stable" to "positive".

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SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF REUTERS

The following selected historical financial and operating data should be read in conjunction with "Operating and Financial Review of Reuters", and with the audited consolidated financial statements and unaudited interim financial information of Reuters from which they were derived and which are attached to this circular as Annex F.

The income statement for each of the years ended December 31, 2006, 2005 and 2004 and the consolidated balance sheet data at December 31, 2006 and 2005 are derived from Reuters audited consolidated financial statements as at December 31, 2006 and 2005 and for the years ended December 31, 2006, 2005 and 2004, attached to this circular as Annex F beginning on page F-3. The unaudited consolidated income statements for the nine months ended September 30, 2007 and 2006 and the unaudited consolidated balance sheet data at September 30, 2007 are derived from Reuters unaudited interim financial information for the nine months ended September 30, 2007, attached to this circular as Annex F beginning on page F-100. Historical results are not necessarily indicative of future results. Interim results are not necessarily indicative of results that may be achieved for the entire fiscal year.

Reuters audited consolidated financial statements are prepared in accordance with IFRS, which differs in certain respects from Canadian GAAP and U.S. GAAP. See the reconciliations to Canadian GAAP as applied by Thomson and the reconciliations to U.S. GAAP included in Annex F to this circular.

Consolidated Income Statements

	Nine months ended September 30,		Year ended December 31,
(in millions of British pounds sterling, except per share amounts)	2007 (unaudited)	2006 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Revenue	1,914	1,908	2,566	2,409	2,339

Operating profit	195	207	256	207	194

Net finance expense	(25)	(7)	(15)	(12)	(12)

Other non-operating income/(expense)	13	(2)	72	43	214

Taxation	(41)	(45)	(20)	(9)	(40)

Profit for the period from continuing operations	142	153	293	229	356

Profit for the period from discontinued operations	9	–	12	253	19

Profit for the period	151	153	305	482	375

Basic earnings per share from continuing and discontinued operations	12.2 pence	11.7 pence	23.6 pence	32.6 pence	26.0 pence

Diluted earnings per share from continuing and discontinued operations	11.9 pence	11.5 pence	23.1 pence	31.7 pence	25.4 pence

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Consolidated Balance Sheet Data

	As at September 30,	As at December 31,
(in millions of British pounds sterling)	2007 (unaudited)	2006 (audited)	2005 (audited)	2004 (audited)

Cash and cash equivalents	124	129	662	578

Current assets	655	606	957	1,410

Intangible assets	579	559	487	316

Total assets	2,094	1,920	2,137	2,580

Current liabilities	(1,057)	(913)	(797)	(1,249)

Total liabilities	(1,860)	(1,748)	(1,626)	(2,010)

Total shareholders' equity	234	172	511	570

Results under Canadian GAAP

	Nine months ended September 30,	Year ended December 31,
(in millions of British pounds sterling)	2007	2006

Selected information under Canadian GAAP (unaudited):

Net earnings	28	308

Shareholders' equity	410	683

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OPERATING AND FINANCIAL REVIEW OF REUTERS

The following operating and financial review for the nine months ended September 30, 2007 should be read in conjunction with "Selected Historical Financial and Operating Data of Reuters" and Reuters' financial information included in this circular. This operating and financial review is based on unaudited interim financial information prepared in accordance with IFRS, which differs in certain significant respects from Canadian GAAP and U.S. GAAP. See the reconciliation to Canadian GAAP as applied by Thomson Reuters' unaudited interim financial information attached as Annex F to this circular. Disclosure in this operating and financial review is based on the standalone Reuters business and as a result may differ from the information provided elsewhere in this circular for Reuters and its consolidated subsidiaries due to relative materiality. In addition to historical information, this operating and financial review includes forward-looking statements that involve risks and uncertainties. Reuters' actual results may differ materially from the results discussed in the forward-looking statements as a result of certain factors, including those set out under "Risk Factors" and elsewhere in this circular. All amounts in this operating and financial review are in British pounds sterling unless otherwise specified. This operating and financial review is dated as of February 29, 2008.

Reuters prepared an operating and financial review for the year ended December 31, 2006 which was included in its Annual Report and Form 20-F for that year. That operating and financial review has been attached, without material adjustment, to this circular as Annex G and should be read in conjunction with Reuters' financial information included in Annex F to this circular.

Transaction with Thomson

Overview

In May 2007, Thomson agreed to acquire Reuters by implementing the DLC structure. After the Transaction closes, the business will be called Thomson Reuters and will have two parent companies, both of which will be publicly listed – The Thomson Corporation, an Ontario corporation, which will be renamed Thomson Reuters Corporation, and Thomson Reuters PLC, a UK company in which existing Reuters shareholders will receive shares as part of their consideration in the Transaction. These companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents.

Consideration

To effect the Transaction, Reuters will be indirectly acquired by Thomson Reuters PLC through the Reuters Scheme in which Reuters shareholders will be entitled to receive, for each Reuters ordinary share held, 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. On closing, one Thomson Reuters PLC ordinary share will be equivalent to one common share of Thomson Reuters Corporation under the DLC structure. Based on the closing Thomson common share price and the applicable C$/£ exchange rate on May 14, 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters ordinary share was valued at approximately 691 pence.

Ownership

Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53%, other Thomson shareholders will have an interest of approximately 23% and Reuters shareholders will have an interest of approximately 24%.

About Thomson

Thomson (www.thomson.com) is a global leader in providing essential electronic workflow solutions to business and professional customers. With operational headquarters in Stamford, Connecticut, Thomson provides value-added information, software tools and applications to professionals in the fields of law, tax, accounting, financial services, scientific research and healthcare. The Thomson common shares are listed on the NYSE and the TSX (NYSE: TOC; TSX: TOC).

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Overview

Reuters Business and Strategy

Reuters' mission is to make Reuters a leading provider of content and transaction services, trusted by customers from the individual to the most sophisticated institution.

Reuters is the world's leading electronic publisher of news and financial data, with 2006 revenues of £2,566 million. Reuters has approximately 17,500 employees, and operates in 131 countries.

More than 90% of revenue comes from serving the wholesale financial services industry, which includes investment and commercial banks, broker-dealers, asset and wealth managers, and commodities and energy traders. Reuters aggregates information, providing both real time and historical data, to give a comprehensive view of the financial markets and the events that move them. Reuters offers tools to enable traders to perform fast and accurate analysis of financial data and systems used for managing trading risk. Reuters' electronic trading services connect financial communities, helping them to gain access to the best prices and to trade efficiently and cost-effectively.

Reuters' remaining revenue comes from providing news and information services to the world's newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services.

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. Software development and content management teams are integrated within the business divisions. Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

The business divisions serve customers through a Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, Europe and Middle East & Africa. In addition, the Focus Group Accounts team is run as a global sales and support channel for Reuters' largest customers. Locally, sales and service teams work with customers to build relationships and to identify the appropriate Reuters products to meet customer needs and to feed back customer needs to the business divisions.

Reuters' editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

The following table summarizes selected financial information for the nine-month periods ended September 30, 2007 and 2006, including certain metrics that are non-GAAP financial measures. Please see "Use of Non-GAAP Financial Measures" below for definitions of these terms and references to the reconciliation of these measures to the most directly comparable IFRS measures.

	Nine months to September 30,
BUSINESS PERFORMANCE*	2007 £m (unaudited)	2006 £m (unaudited)	Percentage change (unaudited)

Revenue	1,914	1,908	–

Trading profit*	269	247	9%

Trading margin*	14.1%	12.9%

Adjusted EPS*	15.9p	12.9p	23%

STATUTORY RESULTS

Operating profit	195	207	(6%	)

Profit before tax	183	198	(8%	)

Profit for the period from discontinued operations	9	–	–

Profit for the period	151	153	(1%	)

Basic earnings per share	12.2p	11.7p	4%

*
This report includes certain non-GAAP figures which are business performance measures used to manage the business. See below for explanations and reconciliations to the most directly comparable statutory figures.
For certain profit, cost, margin and cash flow measures, Reuters analyzes its results both before and after the impact of acquisition related restructuring charges, Thomson deal-related costs, impairments and amortization of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. The adjusted measures are referred to as Trading Profit, Trading Costs, Trading Margin and Trading Cash Flow.
Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortization of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs and related taxation effects. The impact of announced reductions in the corporation tax rates in various countries has also been excluded.

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Seasonality

Reuters' revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so Reuters' trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.

Use of Non-GAAP Financial Measures

To supplement IFRS measures, Reuters undertakes further analysis to break these measures out into their component parts, which results in the creation of certain measures which differ from the IFRS measures (non-GAAP measures). The rationale for this analysis is outlined below, and reconciliations of the non-GAAP measures to IFRS measures are included within the financial information. These measures are used by Reuters' management to assess the performance of the business and should be seen as complementary to, rather than replacements for, reported IFRS results.

1)
Underlying and constant currency results

Period-on-period change in Reuters is measured in overall terms (i.e., actual reported results) and sometimes in underlying or constant currency terms as well. Constant currency change is calculated by excluding the impact of currency fluctuations. Underlying change is calculated by excluding the impact of currency fluctuations as well as the results of acquisitions and disposals. This enables comparison of Reuters' operating results on a like-for-like basis between periods.

•
Constant currency results are calculated excluding the impact of currency fluctuations. Variations in currency exchange rates impact the results because Reuters generates revenues and incurs costs in currencies other than its reporting currency. Year-on-year currency exchange rate movements will influence reported numbers to a greater or lesser extent, and therefore they are discussed separately from underlying results to make clear their impact on the overall growth or decline in operations. Constant currency results are calculated by restating the prior periods' results using the current period's exchange rates. This also reflects the variables over which Reuters' management has control, as business units do not actively manage currency exposure, and business division operating performance is managed against targets set on a constant currency basis.

•
Underlying results are calculated excluding the impact of currency fluctuations as well as the results of entities acquired or disposed of during the current or prior periods from the results of each period under review. Underlying results reflect the operating results of the ongoing elements of each business division, and measure the performance of management against variables over which they have control, without the year-on-year impact of a step change in revenue and costs that can result from currency movements and acquisition or disposal activity.

2)
Exclusion of restructuring charges

Reuters' results are reviewed before and after the costs of Reuters business transformation plans (which included the former Fast Forward program) and acquisition integration charges.

Under the Fast Forward program Reuters incurred restructuring charges relating primarily to headcount reduction and rationalization of Reuters' property portfolio. Fast Forward was a three-year program implemented to accelerate and expand on Reuters' five-year business transformation plan which was launched in 2001; the program completed in 2005, as originally envisaged. The impact of Fast Forward restructuring is now only seen in the non-GAAP cash flow measures.

The Fast Forward program was centrally managed, and its performance against targets was evaluated separately from the ongoing Reuters business. Fast Forward restructuring charges are therefore excluded from certain cash flow measures.

Acquisition integration costs are one-off charges associated with transaction activity that do not recur. As described above, the charges in respect of acquisition activity are excluded to enable better like-for-like comparison between periods.

Because of their time-limited and defined nature, Reuters believes that presenting these measures, both including and excluding restructuring charges and acquisition integration costs, gives investors a more detailed insight into the performance of management and the business. In addition, Reuters' management uses both measures to assess the performance of management and the business.

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3)
Thomson deal-related costs

During 2007, Reuters has incurred certain charges in relation to the Transaction announced on May 15, 2007. These include third party adviser and legal fees.

As the Transaction will not be accounted for as an acquisition in Reuters' financial statements, deal-related costs incurred by Reuters are required to be expensed. This treatment is dissimilar to transaction-related costs previously incurred by Reuters, which were either capitalized as a cost of acquisition or charged to profits on disposal (which were recognized outside of Reuters trading profit, adjusted earnings and related cash flow and margin measures).

Given their one-off nature and dissimilarity to previous transaction-related costs, Thomson deal-related costs have therefore been excluded from certain profit, cash flow and margin measures to enable better like-for-like comparisons between periods.

4)
Exclusion of amortization and impairment of intangibles acquired in a business combination, investment income, profit/(losses) from disposals, fair value movements and Thomson deal-related costs

For certain cost, profit, cash flow, margin and earnings per share measures, Reuters analyzes its results both before and after the impact of restructuring charges, amortization and impairments of intangibles acquired in a business combination, investment income, profits and losses from disposals, fair value movements and Thomson deal-related costs. The adjusted measures are referred to as 'Trading Profit', 'Trading Costs', 'Trading Margin' and 'Trading Cash Flow'. The rationale for isolating restructuring charges and Thomson deal-related costs is explained above.

Amortization and impairment of intangibles acquired in a business combination, investment income and profit/(losses) from disposals

Reuters isolates the impact of income and charges in respect of its investments. Income and charges from investments relate to impairments of goodwill, subsidiaries, associates and joint ventures; impairments and amortization of other intangibles acquired in a business combination; income from investments; and pre-tax profits and losses on disposal of subsidiaries, joint ventures, associates and other investments.

Such charges and income may arise from corporate acquisition and disposal activity, rather than the ongoing operations of the business divisions, with a reasonable allocation being determined for segmental reporting. These are analyzed and reviewed separately from ongoing operations, as this is consistent with the manner in which Reuters sets internal targets, evaluates its business units and issues guidance to the investor community.

Amortization and impairment charges in respect of software and development intangibles are included within operating and trading costs.

Fair value movements

Reuters also isolates the impact of movements in the fair value of financial assets held at fair value through profit or loss, embedded derivatives, and derivatives used for hedging purposes (where these changes are reflected in the income statement).

Embedded derivatives are foreign exchange contracts implicitly contained in some of Reuters' revenue and purchase commitments. Changes in the fair value of embedded derivatives arise as a result of movements in foreign currency forward rates. The unpredictable nature of forward rates, the uncertainty over whether the gains or losses they anticipate will actually arise, and the volatility they bring to the income statement lead Reuters to consider that it is appropriate to analyze their effects separately from the ongoing operations of the business. This enables Reuters to undertake more meaningful period-on-period comparisons of its results, as well as to isolate and understand better the effect of future currency movements on revenue and purchase commitments. This separate analysis is also consistent with the manner in which Reuters sets its internal targets, evaluates its business divisions and issues guidance to the investor community.

The impact of fair value movements on derivatives relating to treasury hedging activity is also excluded, unless there is an equivalent offset in operating results. All derivatives undertaken are used to manage Reuters' exposure, but some may not qualify for hedge accounting and in these situations the reported impact of the underlying item and the derivative may not offset. The impact of treasury derivatives is mainly due to currency or interest rate movements and, as for the other items noted above, business division operating performance is managed against targets which exclude these factors.

Tax and adjusted EPS

To ensure consistency, the non-GAAP EPS measure also eliminates the earnings impact of taxation charges and credits related to excluded items.

Adjusted EPS is defined as basic EPS from continuing operations before impairments and amortization of intangibles acquired via business combinations, fair value movements, investment income, disposal profits/(losses), Thomson deal-related costs and related tax effects.

218  MANAGEMENT INFORMATION CIRCULAR

The UK Government has enacted a reduction in the corporation tax rate from 30% to 28%, effective April 1, 2008. This should lead to a slight fall in the overall Reuters effective tax rate in future years. However in 2007 Reuters is required to write down Reuters' existing UK deferred tax assets (pension contributions, tax losses etc) from 30% to 28%. The effect of this is a £5 million charge in the Income Statement. This charge, together with the effect of other countries' rate changes, has been excluded from the calculation of Adjusted EPS on the grounds that it is a one-off event, outside the normal course of business.

Dividend policy

Presenting earnings before the impact of restructuring charges, Thomson deal-related costs, amortization and impairment of intangibles acquired in a business combination, investment income, disposals and fair value movements also helps investors to measure performance in relation to Reuters dividend policy. In 2001, Reuters defined the long-term goal of its dividend policy to be a dividend cover of at least two times, based on Reuters UK GAAP earnings before amortization of goodwill and other intangibles, impairments and disposals. Reuters dividend policy remains unaltered. With the adoption of IFRS, the equivalent earnings measure is Reuters earnings (after interest and taxation) before amortization and impairments of intangibles acquired in a business combination, fair value movements, profits/(losses) on disposals and Thomson deal-related costs.

5)
Free cash flow

Reuters' free cash flow is used as a performance measure to assess Reuters' ability to pay its dividend from cash flow. Free cash flow is intended to measure all Reuters' cash movements, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions to fund defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters. Whilst Reuters believes that free cash flow is an important performance measure in respect of its cash flows, it is not used in isolation, but rather in conjunction with other cash flow measures as presented in the financial information.

6)
Net funds/(debt)

Net funds/(debt) represents cash and cash equivalents and short-term deposits, net of bank overdrafts and borrowings. This measure aggregates certain components of financial assets and liabilities and is used in conjunction with total financial assets and liabilities to manage Reuters overall financing position.

The following tables reconcile non-GAAP measures from the related IFRS measure:

Reconciliations of non-GAAP measures (Unaudited)

a)    RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT, ADJUSTED PBT AND ADJUSTED EARNINGS (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Operating profit from continuing operations	195	207
Excluding:
Restructuring charges	–	17
Thomson deal-related costs	28	–
Impairments & amortization of business combination intangibles	35	18
Profit on disposal of subsidiaries	(2)	(3)
Investment Income	(1)	–
Fair value movements in derivatives	14	8

Trading profit*	269	247
Restructuring	–	(17)
Associates and joint ventures	(5)	(2)
Net Interest	(25)	(7)

Adjusted PBT	239	221
Adjusted tax charge	(41)	(51)
Adjusted earnings	198	170

*
Trading profit is defined as operating profit from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortization of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

219

b)    RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN (UNAUDITED)

	Nine months ended 30 September
	2007%	2006%

Operating margin from continuing operations	10%	11%
Excluding:
Restructuring charges	–	1%
Thomson deal-related costs	1%	–
Impairments & amortization of business combination intangibles	2%	1%
Profit on disposal of subsidiaries	–	–
Fair value movements	1%	–

Trading margin*	14%	13%

*
Trading margin is defined as operating margin from continuing operations before acquisition-related restructuring charges, Thomson deal-related costs, impairments & amortization of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements.

c)     REVENUE BY DIVISION BY TYPE – NINE MONTHS TO 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months to 30 September		Percentage Change
	2007 £m	2006* £m	Actual		Underlying

Recurring	1,129	1,177	(4%	)	2%
Usage	73	66	12%		23%
Outright	2	3	(24%	)	(18%	)

Sales & trading	1,204	1,246	(3%	)	3%

Recurring	263	221	19%		25%
Usage	2	2	9%		18%

Research & asset management	265	223	19%		25%

Recurring	282	274	3%		10%
Outright	37	37	1%		1%

Enterprise	319	311	3%		9%

Recurring	101	101	–		6%
Usage	25	27	(7%	)	(1%	)

Media	126	128	(2%	)	5%

Recurring	1,775	1,773	–		7%
Usage	100	95	6%		16%
Outright	39	40	(1%	)	–

Total Reuters revenue*	1,914	1,908	–		7%

*
As discussed in note 11 to Reuters Interim Press Release dated July 27, 2007, from January 1, 2007 Reuters made changes to the allocation of revenue among business divisions to reflect changes in the management of communications revenue. Comparatives for the nine months ended September 2006 have been restated to decrease recoveries revenue by £61 million and increase other product revenue by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and to increase other product revenue by £18 million in Enterprise.

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d)    RECONCILIATION OF OPERATING COSTS TO TRADING COSTS BY DIVISION (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Sales & trading
Operating costs*	1,080	1,112
Restructuring charges	–	(16)
Impairments & amortization of business combination intangibles	(30)	(11)
Fair value movements	(10)	(6)
Other income	(13)	(17)

Trading costs	1,027	1,062

Research & asset management
Operating costs*	249	232
Impairments & amortization of business combination intangibles	(3)	(2)
Fair value movements	(2)	(1)
Other income	(3)	(3)

Trading costs	241	226

Enterprise
Operating costs*	269	268
Restructuring charges	–	(1)
Impairments & amortization of business combination intangibles	(2)	(4)
Fair value movements	(3)	(1)
Other income	(3)	(4)

Trading costs	261	258

Media
Operating costs*	119	119
Impairments & amortization of business combination intangibles	–	(1)
Fair value movements	(1)	(1)
Other income	(2)	(2)

Trading costs	116	115

*
Operating costs also include £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating costs are £1,745 million.

221

e)    RECONCILIATION OF OPERATING PROFIT TO TRADING PROFIT BY DIVISION (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Sales & trading
Operating profit*	140	154
Exclude:
Restructuring charges	–	16
Impairments & amortization of business combination intangibles	30	11
Profit on disposal of subsidiaries	(1)	(2)
Investment income	(1)	–
Fair value movements	9	5

Trading profit	177	184

Research & asset management
Operating profit/(loss)*	20	(6)
Exclude:
Impairments & amortization of business combination intangibles	3	2
Profit on disposal of subsidiaries	(1)	–
Fair value movements	2	1

Trading profit/(loss)	24	(3)

Enterprise
Operating profit*	54	47
Exclude:
Restructuring charges	–	1
Impairments & amortization of business combination intangibles	2	4
Fair value movements	2	1

Trading profit	58	53

Media
Operating profit*	9	12
Exclude:
Impairments & amortization of business combination intangibles	–	1
Profit on disposal of subsidiaries	–	(1)
Fair value movements	1	1

Trading profit	10	13

*
Operating profit also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating profit is £195 million.

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f)     RECONCILIATION OF OPERATING MARGIN TO TRADING MARGIN BY DIVISION (UNAUDITED)

	Nine months ended 30 September
	2007%	2006%

Sales & Trading
Operating margin*	12%	12%
Exclude:
Restructuring charges	–	1%
Impairments & amortization of business combination intangibles	2%	1%
Fair value movements	1%	1%

Trading margin	15%	15%

Research & asset management
Operating margin*	8%	(3%	)
Exclude:
Impairments & amortization of business combination intangibles	1%	1%
Fair value movements	–	1%

Trading margin	9%	(1%	)

Enterprise
Operating margin*	16%	15%
Exclude:
Impairments & amortization of business combination intangibles	1%	1%.
Fair value movements	1%	1%

Trading margin	18%	17%

Media
Operating margin*	7%	9%
Exclude:
Fair value movements	–	1%

Trading margin	7%	10%

*
Operating margin also includes £28 million of Thomson deal-related costs, which have not been analysed in the table above as these relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis. Total operating margin is 10.2 per cent.

g)    RECONCILIATION OF NON-GAAP BASIC EPS FROM CONTINUING OPERATIONS TO BASIC EPS (UNAUDITED)

	Nine months ended 30 September
	2007 pence	2006 pence

Basic EPS from continuing operations	11.4	11.7
Excluding:
Impairments & amortization of business combination intangibles	2.9	1.3
Profit on disposals	(1.6)	(0.2)
Fair value movements	1.1	0.5
Investment Income	(0.1)	–
Thomson deal-related costs	2.2	–
Adjustment to tax charge for tax effects of excluded items and change in corporation tax rate	–	(0.4)

Basic EPS from continuing operations before impairments and amortization of business combination intangibles, investment income, profit on disposals, fair value movements, Thomson deal-related costs, related taxation effects and change in corporation tax rate	15.9	12.9

223

h)    RECONCILIATION OF NON-GAAP PROFIT BEFORE TAXATION TO PROFIT BEFORE TAXATION (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Profit before taxation from continuing operations	183	198
Exclude:
Impairments & amortization of business combination intangibles	35	18
Profit on disposals	(20)	(3)
Fair value movements	14	8
Investment Income	(1)	–
Thomson deal-related costs	28	–

Profit before taxation from continuing operations before impairments & amortization of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements	239	221

i)     RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY DIVISION AND TYPE – NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended 30 September 2006
	Underlying change		Impact of currency		Impact of acquisitions & disposals	Actual change

Recurring	2%		(6%	)	–	(4%	)
Usage	23%		(11%	)	–	12%
Outright	(18%	)	(6%	)	–	(24%	)

Sales & trading	3%		(6%	)	–	(3%	)

Recurring	25%		(6%	)	–	19%
Usage	18%		(9%	)	–	9%

Research & asset management	25%		(6%	)	–	19%

Recurring	10%		(7%	)	–	3%
Outright	1%		(4%	)	4%	1%

Enterprise	9%		(7%	)	1%	3%

Recurring	6%		(6%	)	–	–
Usage	(1%	)	(6%	)	–	(7%	)

Media	5%		(7%	)	–	(2%	)

Recurring	7%		(6%	)	–	–
Usage	16%		(10%	)	–	6%
Outright	–		(4%	)	3%	(1%	)

Total revenue	7%		(7%	)	–	–

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j)     RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY DIVISION AND PRODUCT FAMILY – NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended 30 September 2006
	Underlying change		Impact of currency		Impact of acquisitions & disposals	Actual change

Reuters Xtra	10%		(7%	)	–	3%
Reuters Trader	(20%	)	(5%	)	–	(25%	)
Recoveries	9%		(6%	)	–	3%

Sales & trading	3%		(6%	)	–	(3%	)

IB and IM	37%		(6%	)	–	31%
Reuters Wealth Manager	9%		(8%	)	1%	2%

Research & asset management	25%		(6%	)	–	19%

Reuters Enterprise Information	17%		(7%	)	–	10%
Reuters Information Management	(15%	)	(5%	)	1%	(19)%
Reuters Trade and Risk Management	12%		(6%	)	1%	7%

Enterprise	9%		(7%	)	1%	3%

Agency Services	3%		(6%	)	–	(3%	)
Consumer Media	15%		(10%	)	–	6%

Media	5%		(7%	)	–	(2%	)

Recurring	7%		(6%	)	–	–
Usage	16%		(10%	)	–	6%
Outright	–		(4%	)	3%	(1%	)

Total revenue	7%		(7%	)	–	–

k)    RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – REVENUE BY GEOGRAPHY – NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended 30 September 2006
	Underlying change	Impact of currency		Impact of acquisitions & disposals	Actual change

Europe, Middle East & Africa	6%	(4%	)	–	2%
Americas	7%	(9%	)	–	(2%	)
Asia	8%	(10%	)	–	(2%	)

Total trading costs	7%	(7%	)	–	–

l)     RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING COSTS BY DIVISION – NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended 30 September 2006
	Underlying change	Impact of currency		Impact of acquisitions & disposals		Actual change

Sales & trading	2%	(4%	)	(1%	)	(3%	)
Research & asset management	14%	(6%	)	(1%	)	7%
Enterprise	8%	(5%	)	(1%	)	2%
Media	6%	(5%	)	–		1%

Total trading costs	5%	(5%	)	(1%	)	(1%	)

225

m)   RECONCILIATION OF ACTUAL PERCENTAGE CHANGE TO UNDERLYING CHANGE – TRADING PROFIT BY DIVISION – NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	per cent. change versus nine months ended 30 September 2006
	Underlying change		Impact of currency		Impact of acquisitions & disposals	Actual change

Sales & trading	9%		(19%	)	6%	(4%	)
Research & asset management	–		–		–	–
Enterprise	15%		(14%	)	9%	10%
Media	(5%	)	(22%	)	4%	(23%	)

Total trading profit	20%		(18%	)	7%	9%

n)    COMPONENTS OF NET DEBT AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at 30 September
	2007 £m	2006 £m

Cash and cash equivalents	124	308
Bank overdrafts	(12)	(6)

Total cash and cash equivalents	112	302
Short-term deposits	208	2
Borrowings (excluding bank overdrafts)	(867)	(703)

Net debt	(547)	(399)

o)    RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Increase/(decrease) in cash and cash equivalents	7	(335)
Cash outflow from movement in short-term deposits	2	1
Cash inflow from movement in borrowings	(196)	(322)
Exchange (losses)/gains on short-term deposits and borrowings	(21)	5

	(208)	(651)
Fair value movements	5	13
Other non-cash movements	(11)	(14)

Movement in net debt	(214)	(652)

Opening net (debt)/funds	(333)	253

Closing net debt	(547)	(399)

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p)    RECONCILIATION OF CASH GENERATED FROM OPERATIONS TO FREE CASH FLOW AND TRADING CASH FLOW (UNAUDITED)

	Nine months ended 30 September
	2007 £m	2006 £m

Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Thomson deal-related costs	16	–
Special pensions funding payment	4	187
Dividends received	2	2
Free cash flow	87	130
Interest received	(29)	(23)
Interest paid	59	34
Restructuring	9	32
Tax	23	26
Other	(11)	20

Trading cash flow	138	219

Cash conversion*	51%	89%

*
Cash conversion = trading cash flow/trading profit

Results of Operations

The following analysis compares Reuters' results for the nine-month periods ended September 30, 2007 and 2006 and provides analysis of results from continuing and discontinued operations.

Basis of Analysis

Reuters' results from continuing operations include the performance of acquired businesses from the date of their purchase and exclude results from operations classified as discontinued. In analysing the results of Reuters' operating segments, Reuters measure the performance of existing businesses and the impact of acquired businesses and foreign currency translation.

  Revenue

Revenue in the first three quarters of 2007 was £1,914 million, up 6.8% on an underlying basis but up only 0.3% on an actual basis due to currency effects.

Revenue from Core Plus initiatives contributed an additional £44 million of revenue in the nine months to September 30, 2007 in comparison to the nine months to September 30, 2006. Total Core Plus revenue was £61 million, with the most significant sources being next generation electronic trading initiatives such as Prime Brokerage; the addition of high value content to Reuters Knowledge; new market initiatives in Consumer Media, China and India; and new enterprise solutions such as Reuters Datascope Tick History and Reuters Datafeed Direct.

Excluding the effects of Core Plus, the core business saw underlying revenue growth of 4.4%, driven by the 2007 price increase and volume growth. The key drivers of volume growth were migrations to and new sales of Reuters 3000 Xtra; Reuters Knowledge – principally on the buy side; and Enterprise Information products.

Revenue grew strongly on an underlying basis in all geographic regions in the period. Europe, Middle East & Africa continued to grow steadily at 6% underlying, helped by growing momentum in France and Germany and strong trading in the Gulf, Russia and the Nordic region, partly offset by the continuing impact of consolidation in Italian markets. Asia's growth rate improved to 8% on an underlying basis, benefiting from good sales of Reuters 3000 Xtra and Enterprise products to Reuters largest clients in Japan and strong revenue growth in China and India. The Americas saw underlying growth of 7%, driven by demand for enterprise products and Reuters Knowledge.

227

  Trading costs

Trading costs (including Core Plus investments for growth and transformation) totaled £1,645 million in the nine months to September 2007 (nine months to September 2006: £1,661 million). The decrease in trading costs, in absolute terms, reflected reductions due to currency and careful cost control which kept core cost inflation to just 3%, below the rate of core revenue growth.

  Trading Profit

Reuters delivered trading profit of £269 million (nine months to September 2006: £247 million). Trading profit was driven by revenue growth, continued tight cost control and net income from Core Plus initiatives. The business delivered trading margins of 14.0% after Core Plus investment.

  Operating Profit

Operating profit declined by 6% to £195 million (nine months to September 2006: £207 million). This decline reflects the improvement in trading profit being more than offset by £28 million of Thomson deal-related costs, the impairment of intangibles acquired via business combinations of £18 million and the movement in the fair value of financial instruments.

  Profit before taxation

Profit before taxation of £183 million (nine months to September 2006: £198 million) was boosted by £18 million profit on the sale of Reuters stake in Intralinks Inc., a software vendor, partially offset by £5 million share of losses from associates and joint ventures. The majority of these losses stemmed from FXMarketSpace, Reuters joint venture with the CME.

  Profit for the period

Statutory profit of £151 million (nine months to September 2006: £153 million) included £9 million from discontinued operations (nine months to September 2006: £nil) representing amounts received from Instinet on settlement of historic tax liabilities.

  Adjusted earnings per share

Adjusted earnings per share rose by 23% to 15.9 pence (nine months to September 2006: 12.9 pence) boosted by growth in trading profit and an effective tax rate of 17% (nine months to September 2006: 23%). The average number of shares in issue fell to 1,238 million as a result of the share buy-back (nine months to September 2006: 1,308 million).

  Basic earnings per share

Basic EPS increased to 12.2 pence (nine months to September 2006: 11.7 pence) as the lower profit for the period for 2007 was offset by fewer shares in issue reflecting the buy back activity, which ceased in May with the announcement of the Transaction.

Operating Results by Business Segment

SALES & TRADING DIVISION RESULTS – NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Nine months to September 30,
	2007 £m	2006 £m		Percentage Change Actual		Percentage Change Underlying

Revenue	1,204	1,246	*	(3%	)	3%

Trading costs	(1,027)	(1,062)		(3%	)	2%

Trading profit	177	184		(4%	)	9%

Trading margin	15%	15%

Operating profit**	140	154

*
2006 comparatives have been restated to decrease recoveries revenue in Sales & Trading by £61 million, and to increase other product revenues by £38 million.

**
Sales & Trading operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

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  Revenue

Revenue from Sales & Trading was £1,204 million, an underlying increase of 3%. Currency had a significant effect resulting in a 3% decline on an actual basis. The key revenue drivers were:

•
Reuters Xtra family revenue within Sales & Trading of £771 million, an underlying increase of 10%. The key factors in this growth were functionality improvements to Reuters 3000 Xtra which drove successful implementation of a price increase at the start of the year, customer migration from legacy products and sales of new desktop accesses. Usage revenue from transaction systems within the Reuters Xtra family totaled £73 million, an underlying increase of 23%.

•
A 20% underlying decline in Reuters Trader family product revenues to £212 million. This reflects customer migration from legacy products, principally 2000/3000 series products. Migration of Telerate products is now almost complete and Telerate revenue attrition remains in line with full year expectations of approximately one percentage point of Reuters revenue.

Revenue from recoveries (exchange fees and specialist data) rose by 9% on an underlying basis, driven by exchange fee price increases.

The key contributors to Core Plus revenue within Sales & Trading were strong performances in China and India, and Prime Brokerage, which gives hedge funds access to the interbank foreign exchange market. FXMarketSpace, which also forms part of Reuters' portfolio of investments in FX trading platforms, continued to focus on adding new customers and building liquidity.

  Trading Costs

Trading costs from Sales & Trading were £1,027 million, an underlying increase of 2%. Major areas of investment in Sales & Trading in 2007 include the addition of multi-asset class trading capabilities, expansion into new markets and Reuters Trade Notification Service.

  Trading Profit

Trading profit from Sales & Trading was £177 million, a decrease of 4% on an actual basis, reflecting the negative impact of currency. On an underlying basis trading profit increased 9%.

RESEARCH & ASSET MANAGEMENT DIVISION RESULTS – NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Nine months to September 30,
	2007 £m	2006 £m	Percentage Change Actual	Percentage Change Underlying

Revenue	265	223 *	19%	25%

Trading costs	(241)	(226)	7%	14%

Trading profit/(loss)	24	(3)	–	–

Trading margin	9%	(1% )

Operating profit/(loss)**	20	(6)

*
2006 comparatives have been restated to increase other product revenues in Research & Asset Management by £5 million.

**
Research & Asset Management operating profit/(loss) is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

  Revenue

Research & Asset Management revenue grew 25% on an underlying basis (19% on an actual basis) to £265 million. Growth excluding the impact of migrations of desktop product accesses from Sales & Trading was 18% (underlying).

Reuters Research & Asset Management business aims to provide independent content and insight to two user communities – Investment Banking, Investment Management & Corporates (IB & IM) and Wealth Management.

IB & IM revenue was £166 million, growing 37% on an underlying basis. This performance was driven by sales of feeds of fundamentals and estimates content that customers integrate into their own systems, the addition of new Reuters Knowledge desktop accesses and the incremental revenue achieved by upgrading existing users from standalone accesses to Reuters Knowledge embedded within Reuters 3000 Xtra.

229

Wealth Management revenue was £99 million, an underlying increase of 9%, reflecting increasing demand from customers seeking content in feed and web-based formats as well as 5% growth in Lipper funds information revenues.

The key contribution to Core Plus revenue in Research & Asset Management came from high-value content and functionality enhancements made to the Reuters Knowledge product family this year.

  Trading Costs

Trading costs from Research & Asset Management were £241 million, an underlying increase of 14% as a result of revenue related cost growth and continued core plus investment.

  Trading Profit

The division has reached profitability in 2007, delivering a trading profit of £24 million with a trading margin of 9% compared to a loss of 1% in the previous year. Trading profit has grown year over year by £27 million, reflecting strong growth and operational leverage in the division.

ENTERPRISE DIVISION RESULTS – NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Nine months to September 30,
	2007 £m	2006 £m		Percentage Change Actual	Percentage Change Underlying

Revenue	319	311	*	3%	9%

Trading costs	(261)	(258)		1%	8%

Trading profit	58	53		10%	15%

Trading margin	18%	17%

Operating profit**	54	47

*
2006 comparatives have been restated to increase other product revenues in Enterprise by £18 million.

**
Enterprise operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

  Revenue

Enterprise revenue has increased by an underlying 9% to £319 million. On an actual basis, revenue increased by 3%.

Revenue from Enterprise Information, which includes Reuters' real time and reference datafeeds, grew 17% underlying to £198 million, driven by volume growth and supported by the ongoing rollout of a new commercial model for licensing machine consumption of data, which links revenue more directly to the volume of data being used by customers.

Revenue from Trade and Risk Management was £66 million, a 12% underlying increase, reflecting new sales in both established and emerging markets, growth came from outright sales of software licenses and increased maintenance revenue.

Information Management Systems revenue of £55 million (which includes the Reuters Market Data Systems) showed an improving trend, with the decline slowing to 15% underlying. The impact of ongoing withdrawal from the hardware business and one-time Telerate product obsolescence was increasingly offset by growth in Reuters Tick Capture Engine, Reuters Wireless Distribution Server and Reuters Replay service.

Core Plus revenue from Enterprise came from Reuters Datafeed Direct, Reuters NewsScope, Reuters Tick History, Reuters Datascope Real Time and Reuters Pricing and Reference Data, as demand continued to grow for automated trading solutions from large sell-side firms and from hedge funds.

  Trading Costs

Enterprise trading costs marginally increased at actual rates by 1% to £261 million, compared to the first three quarters of 2006, an increase of 1% at actual rates or 8% underlying.

During 2007, the Enterprise division has invested to support growth in Trade and Risk Management and in a range of Core Plus products to broaden its business automation offering, as well as increasing expenditure on communications to support the growth of the business.

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  Trading Profit

Enterprise trading profit grew £5 million or 10% on an actual basis to £58 million, or 15% on an underlying basis. Trading margin was 18%, up from 17% in the prior year period. The margin and profit improvement was mainly due to strong growth in higher margin real time Enterprise Information products.

MEDIA DIVISION RESULTS – NINE MONTHS ENDED SEPTEMBER 30, 2007 (UNAUDITED)

	Nine months to September 30,
	2007 £m	2006 £m	Percentage Change Actual		Percentage Change Underlying

Revenue	126	128	(2%	)	5%

Trading costs	(116)	(115)	1%		6%

Trading profit	10	13	(23%	)	(5%	)

Trading margin	8%	10%

Operating profit*	9	12

*
Media operating profit is stated prior to any impact in respect of £28 million of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

  Revenue

Year to date Media revenue was £126 million, an increase of 5% on an underlying basis (a decrease of 2% on an actual basis).

Agency Services revenue was £105 million, an underlying increase of 3%, reflecting strong sales of TV services to existing and new customers in Europe, increased usage of archived and breaking TV news during the quarter and growth in Pictures revenue.

Revenue from Consumer Services totaled £21 million, an underlying increase of 16%. Key to this performance was growth in the interactive advertising business and in online syndication.

Advertising sales accounted for the Media division's Core Plus revenue, and included the first advertising deals for Reuters consumer websites targeted at the Chinese and Indian markets.

  Trading Costs

Media trading costs were £116 million, an increase of 1% at actual rates or an underlying 6%, reflecting the positive impact of currency of costs. Core Plus investments are the primary driver of this cost growth, along with some increase in TV coverage costs. Against this, revenue related costs have decreased due to lower TV usage revenue which reflects a quieter 2007 news year compared to 2006.

  Trading Profits

Media trading profits were £10 million, representing a £3 million or 23% decline (5% on an underlying basis). The division's trading margin was 8%, down from 10% in the prior year period due to the timing of TV usage revenue declarations.

Liquidity and Capital Resources

Financial Position

At September 30, 2007, Reuters total assets were £2,094 million, an increase from the total of £1,920 million as at December 31, 2006. The movement in assets include an increase in value of those pension schemes in surplus of £28 million and a £35 million increase in trade and other receivables.

231

The following table presents comparative information related to net debt, shareholders' equity and the ratio of net debt to shareholders' equity.

	As at September 30, 2007 £m	As at December 31, 2006 £m

Short-term indebtedness (including bank overdrafts)	339	148

Long-term debt	540	512

Total debt	879	660

Short-term deposits	(208)	(198)

Cash and cash equivalents	(124)	(129)

Net debt	547	333

Shareholders' equity	234	172

Net debt/equity ratio	2:1	2:1

In September 2007, Reuters borrowed £100 million under the committed multicurrency revolving credit facility which was repaid in November. There were no other additions or disposals of long-term debt under Reuters' principal debt facilities during the year.

The following table displays the recent changes in Reuters shareholders' equity.

£m

Balance at December 31, 2006	172

Profit for the period	151

Actuarial gains on defined benefit plans	109

Total fair value and exchange movements taken to reserves	1

Tax effect of items taken directly to or transferred from equity	(21)

Employee share scheme credits (net of tax)	28

Repurchase of own shares	(90)

Shares allotted during the year	31

Dividends paid	(147)

Balance at September 30, 2007	234

The following table shows the ratings that Reuters has received from rating agencies in respect of Reuters' outstanding securities as of September 30, 2007.

	Moody's	Standard & Poor's	Fitch Ratings

Long-term debt	Baa1	BBB+	BBB+

Commercial paper	P2	A-2	F2

Trend/Outlook	Stable	Positive	Positive

In the third quarter of 2007 Moody's revised its rating from A3 with a 'negative' outlook to Baa1 with a 'stable' outlook and Standard & Poor's revised its outlook from 'watch developing' to 'watch positive'. The changes reflect the rating agencies' assessment of the risk profile of the Thomson Reuters business.

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A rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the assigning rating organization. Reuters cannot provide assurance that its credit ratings will not be lowered in the future or that rating agencies will not issue adverse commentaries regarding Reuters securities.

Reuters has three outstanding issues of long-term debt which mature in 2008 and in 2010.

Cash Flow

Reuters' principal sources of liquidity are cash provided by the operations, borrowings under the revolving bank credit facilities and commercial paper and medium-term note programs. In 2007, Reuters principal uses of cash have been to finance working capital and debt servicing costs, repay debt, and finance dividend payments, capital expenditures and acquisitions. Additionally, Reuters has used cash to repurchase outstanding ordinary shares in open market transactions, which ceased on announcement of the Transaction in May 2007.

Operating activities.    For the nine months ended September 30, 2007, cash provided by Reuters' operating activities was £231 million compared with £95 million for the prior year period. The 2006 results included special contributions to two defined benefit plans of £187 million. The 2007 results include negative working capital movements compared to net positive movements in 2006.

Investing activities.    For the nine months ended September 30, 2007, the cash used for investing activities was £156 million compared to £219 million for the prior year period. In 2007, acquisition activity (net of cash acquired) was £38 million (nine months to September 2006: £53 million) resulting primarily from the acquisition of Feri Fund Market Information Limited and ClearForest Limited. Cash received from disposals resulted primarily from additional funds from Instinet for the settlement of historical tax liabilities and the sale of Reuters stake in Intralinks Inc for £23 million. Capital expenditure totaled £169 million (Q3 2006: £158 million) reflecting investment in resilience, transformation projects and new product development.

Financing activities.    For the nine months ended September 30, 2007, cash used in financing activities was £65 million compared to £200 million in 2006. Outflows related to £143 million (nine months to September 2006: £413 million) on the share buy-back program, which ceased in May 2007 on announcement of the Transaction, and payment of dividends of £147 million (nine months to September 2006: £134 million). Borrowings increased by £196 million in 2007 (nine months to September 2006: £322 million).

As previously stated at the time the Transaction was announced, Reuters will pay a dividend of 12 pence for 2007, with 5 pence paid as an interim dividend in August and 7 pence payable as a further interim dividend, subject to proportionate adjustment depending on the closing date of the Transaction.

Dividends paid in 2007 include the final 2006 dividend of £86 million and £61 million for the 2007 interim dividend.

A discussion of other significant financing activities from each period is noted under the section entitled "Financial Position".

Trading cash flow and Free cash flow.    Trading cash flow totaled £138 million in Q3 2007 (Q3 2006: £219 million), impacted by capital investment and working capital. Working capital outflow was £100 million, affected by timing issues. Cash conversion (i.e. trading cash flow divided by trading profit) was 51%. Free cash flow was £87 million (Q3 2006: £130 million). Refer to the reconciliations of non-GAAP measures section for reconciliations of trading cash flow and free cash flow.

Borrowing facilities.    Listed below are the facilities available as of September 30, 2007. Though not contractually required, Reuters view its borrowings under its commercial paper program as a reduction in the amount available under the revolving credit facility.

	Total Facility	Utilized	Amount available

Revolving credit facility	680	157	523

Medium Term Note Program	1,000	528	472

Commercial Paper Program	1,500	216	1,284

Uncommitted credit lines	126	8	118

Utilization of the revolving credit facility took the form of £100 million drawing in cash which was repaid in November 2007 and £57 million in the form of a standby letter of credit relating to an operating lease.

Reuters' facilities are structured such that, if the long-term debt rating was downgraded by Moody's or S&P, the facility fee and borrowing costs under the existing multi-year credit facilities may increase, although availability would be unaffected. Conversely, an upgrade in ratings may reduce the facility fees and borrowing costs.

233

Off-balance sheet arrangements, commitments and contractual obligations.    In August 2007, Reuters signed a contract with Fujitsu Services for the provision of information technology services for approximately £500 million over 10 years.

For a summary of the off-balance sheet arrangements, commitments and contractual obligations please see Reuters' operating and financial review for the year ended December 31, 2006 attached as Annex G to this circular. Other than the new contract with Fujitsu Services and the change in net pensions obligations from £131 million at December 31, 2006 to a net surplus position of £1 million at September 30, 2007, there were no material changes to these arrangements, commitments and obligations during the nine month period ended September 30, 2007.

Contingencies

Except as described in note 13 to Reuters' unaudited financial information for the nine months ended September 30, 2007 attached to this circular as Appendix F, neither Reuters, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Reuters' financial performance or profitability.

Reuters has no contingent assets.

Related Party Transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters owns 9.0% of its own shares, relating to the share buy-back program. In addition, 1.0% of Reuters is owned by ESOTs.

All related party transactions during the current and prior period were in the normal course of business.

Current Trading for Reuters

The Reuters board of directors remains confident in the outlook for Reuters despite the current uncertainty in the financial markets. Reuters performed strongly in 2007, driven by customer investment in business automation, electronic trading, high value content and new markets and disciplined management of transformation activities ahead of the Transaction. 2008 has started well, with strong sales – the key lead indicator for revenue – reflecting the robustness of Reuters' business mix. As a result, Reuters expects to see continued strong underlying revenue growth in Q1 2008 (excluding the impact of currency fluctuation, acquisitions and disposals), ahead of expected deal closure on April 17, 2008.

Subsequent Events

On December 13, 2007, Reuters announced the intention to resume the share buy-back program to repurchase up to 50 million ordinary shares. The buy-back program commenced on December 13 and ended on February 19, 2008, the date that all regulatory pre-conditions for the Transaction were satisfied. During the period from the announcement to February 19, 2008, Reuters purchased 33.0 million shares for total consideration of £200 million under this program.

The following table provides a summary of the shares bought back during this period.

Month	Total number of shares purchased as part of a publicly announced program	Average price paid per share (£)	Approximate value of shares that may yet be purchased under the program (£m)

December	5,050,000	6.18	32

January	20,975,000	6.03	126

February	6,965,000	607	42

On January 31, 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of $97 million payable in cash.

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Accounting Changes

There have been no changes to Reuters' accounting policies that impact on the recognition or measurement of items contained within this financial information during 2007.

Critical Accounting Policies

For information on accounting policies that Reuters considers critical in preparing its consolidated financial statements, see "Operating and Financial Review of Reuters – Critical Accounting Policies". Since the date of Reuters Annual Report and Form 20-F for the year ended December 31, 2006, there have not been any significant changes to these policies, nor have there been any new accounting policies that Reuters considers critical. The preparation of the financial information requires Reuters' management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial information and the reported amount of revenues and expenses during the reporting period. Reuters' estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of Reuters ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions. Reuters' critical accounting policies are those that Reuters believes are the most important in portraying its financial condition and results, and require the most subjective judgment and estimates on the part of management.

235

INFORMATION CONCERNING THOMSON REUTERS PLC

Incorporation

Thomson Reuters PLC, an indirect wholly-owned subsidiary of Thomson, was established to be the holding company of Reuters. It was incorporated and registered in England and Wales under the UK Companies Act as a private company limited by shares on March 6, 2007 and was re-registered as a public company limited by shares under section 43 of the UK Companies Act with the name "Thomson Reuters PLC" on January 31, 2008. Following completion of the Transaction, the entire issued share capital of Reuters will be held indirectly by Thomson Reuters PLC (except for Reuters ordinary shares held by employee benefit trusts of Reuters).

The registered and head office of Thomson Reuters PLC is located at The Quadrangle, 180 Wardour Street, London W1A 4YG, United Kingdom.

Thomson Reuters PLC has not traded since its incorporation.

Share Capital

As of February 25, 2008, the share capital of Thomson Reuters PLC was as follows:

Authorized	Number	£

Thomson Reuters PLC ordinary shares	5,001	50,010

Total	5,001	50,010

Issued and Fully Paid	Number	£

Thomson Reuters PLC ordinary shares	5,001	50,010

Total	5,001	50,010

Thomson Reuters PLC is a public company and has to meet certain company law requirements for its minimum issued share capital. Accordingly 4,998 Thomson Reuters PLC ordinary shares are currently held by Thomson and three Thomson Reuters PLC ordinary shares are currently held by Thomson Canada Limited, as nominee for Thomson. Once the Reuters Scheme has become effective and Thomson Reuters PLC ordinary shares have been issued, the Thomson Reuters PLC ordinary shares held by Thomson and Thomson Canada Limited will be gifted back to Thomson Reuters PLC, or Thomson Reuters PLC will repurchase them, and they will be cancelled.

Immediately following the Effective Date, and based on the terms of the Transaction, Thomson Reuters PLC's authorized, issued and fully paid up share capital will be as follows:

	Authorized		Issued and Fully Paid
Class	Number	(£)	Number	(£)

Thomson Reuters PLC ordinary shares	399,950,000	3,999,500,000	202,388,692	2,023,886,920

Thomson Reuters PLC Reuters Founders Share	1	1	1	1

Thomson Reuters PLC Special Voting Share	1	500,000	–	–

The table above assumes no issue of shares by Reuters or Thomson Reuters PLC after February 22, 2008 other than in connection with the Reuters Scheme.

The Thomson Reuters PLC ordinary shares carry the right to receive dividends and distributions paid by Thomson Reuters PLC. The holders of Thomson Reuters PLC ordinary shares have the right to receive notice of and to attend and vote at all general meetings of Thomson Reuters PLC. The Thomson Reuters PLC ordinary shares will be registered and capable of being held in certificated or uncertificated form. Thomson Reuters PLC will issue its Special Voting Share to the Thomson Reuters PLC Special Voting Share Trustee following the Effective Date in accordance with the terms of the Equalization and Governance Agreement. The Special Voting Share and Reuters Founders Share issued by Thomson Reuters PLC will not be admitted to listing on any recognized investment exchange.

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BENEFICIAL OWNERSHIP OF SECURITIES

Thomson

The following table shows, at February 25, 2008, information regarding the beneficial ownership of Thomson common shares and DSUs by each of Thomson's directors.

Name of Beneficial Owner	Number of Common Shares	Number of DSUs [1]	Percentage of Outstanding Common Shares

David Thomson [2]	6,070	–	*

W. Geoffrey Beattie [2,3]	200,500	–	*

Richard J. Harrington [3]	15,100	486,940	*

Ron D. Barbaro	25,000	15,519	*

Mary Cirillo	–	6,449	–

Robert D. Daleo [3]	4,912	67,368	*

Steven A. Denning	20,000	16,339	*

V. Maureen Kempston Darkes, O.C.	500	18,079	*

Roger L. Martin	6,000	17,338	*

Vance K. Opperman	50,000	22,068	*

Michael J. Sabia	–	2,890	–

John M. Thompson[4]	2,500	12,536	*

Peter J. Thomson [2]	–	1,366	–

Richard M. Thomson, O.C.	31,700	22,502	*

John A. Tory [2]	501,670	2,530	*

*
Less than 1%

Notes:

1
DSUs are held by non-management directors under Thomson's non-employee director share plan and Messrs. Harrington and Daleo hold their DSUs under Thomson's deferred compensation plan. Both of these plans are described under "Executive Compensation Policies of Thomson Reuters – Equity-Based Compensation Plans".

2
David Thomson and Peter J. Thomson are the Chairmen, and W. Geoffrey Beattie is the President, of Woodbridge. John A. Tory is a director of Woodbridge. For further information on Woodbridge, see "Controlling Shareholder of Thomson Reuters".

3
The following directors hold options to purchase Thomson common shares that are currently exercisable or exercisable within 60 days of the date of this circular: W. Geoffrey Beattie – 200,000; Richard J. Harrington – 2,121,675; and Robert D. Daleo – 684,457.

4
In addition, Mrs. J.M. Thompson owned 300 common shares of Thomson as at February 25, 2008.

237

Reuters

The following table shows, at February 25, 2008, information regarding the beneficial ownership of Reuters ordinary shares by each of Reuters' directors.

Name of Beneficial Owner	Number of Ordinary Shares	Percentage of Outstanding Ordinary Shares

Niall FitzGerald, KBE	80,000	*

Tom Glocer[1]	1,889,515	*

Devin Wenig[1]	217,219	*

David Grigson[1]	186,625	*

Lawton Fitt	25,000	*

Penelope Hughes	2,392	*

Sir Deryck Maughan	–	–

Nandan Nilekani	–	–

Ken Olisa	2,550	*

Richard Olver	10,000	*

Ian Strachan	15,500	*

*
Less than 1%

Notes:

1
The following directors hold options to purchase Reuters ordinary shares, or rights under Reuters' long term incentive plans in respect of Reuters ordinary shares, which will vest and become fully exercisable when the Reuters Scheme is sanctioned by the English Court: Tom Glocer – 3,997,262 (options) and 1,000,000 (long term incentives); Devin Wenig – 2,899,424 (options) and 550,000 (long term incentives); and David Grigson – 2,265,992 (options) and 400,000 (long term incentives).

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INTERESTS OF INFORMED PERSONS

Pursuant to the Implementation Agreement, Woodbridge has irrevocably committed to vote all of its Thomson common shares in favor of the Arrangement Resolution. On or before the completion of the Transaction, Woodbridge will enter into the Reuters Trust Principles Support Agreement pursuant to which Woodbridge will agree to support the Reuters Trust Principles and to exercise its voting rights to give effect to this support. In addition, under the Reuters Trust Principles Support Agreement, Woodbridge will be designated as an Approved Person for purposes of the Thomson Reuters Corporation Articles and the Thomson Reuters PLC Articles. See "Reuters Trust Principles and Reuters Founders Share Company". David Thomson, Chairman and a director of Thomson, Peter J. Thomson, a director of Thomson, and W. Geoffrey Beattie, Deputy Chairman and a director of Thomson, are directors and executive officers of Woodbridge, and John A. Tory, a director of Thomson, is a director and former executive officer of Woodbridge.

Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC will ordinarily vote together as a single decision-making body, including in the election of directors, and in that sense will have voting interests in Thomson Reuters. On closing, based on the issued share capital of Thomson and Reuters (on a fully diluted basis) as of February 22, 2008, Woodbridge will have an economic and voting interest in Thomson Reuters of approximately 53% and will be the controlling shareholder of Thomson Reuters. The UK Panel on Takeovers and Mergers has waived a provision under applicable UK takeover bid legislation which would otherwise have required Woodbridge to make a general offer for all Thomson Reuters PLC ordinary shares on closing, subject to the approval of the current shareholders of Thomson Reuters PLC (being Thomson and its wholly-owned subsidiary Thomson Canada Limited) and of Reuters shareholders, whose approval will be sought at the Reuters EGM.

Certain of Thomson's current directors and officers will be initial directors and/or executive officers of Thomson Reuters. The compensation that will be paid to non-management directors of Thomson Reuters is described under "Management and Governance of Thomson Reuters – Summary of Director Compensation Arrangements". For a list of the initial directors and executive officers of Thomson Reuters, see "Management and Governance of Thomson Reuters".

As of February 25, 2008, David Thomson, Chairman of Thomson, beneficially owned 5,000 Reuters ordinary shares. He has undertaken not to vote these shares at either the Reuters Court Meeting or the Reuters EGM.

LEGAL MATTERS

Certain legal matters in connection with the Transaction will be passed upon on behalf of Thomson by Torys LLP (regarding Canadian and U.S. matters) and by Allen & Overy LLP (regarding UK matters). As of February 25, 2008, partners and associates of each of Torys LLP and Allen & Overy LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Thomson common shares and less than 1% of the outstanding Reuters ordinary shares.

Certain legal matters in connection with the Transaction will be passed upon on behalf of Reuters by Davies Ward Phillips & Vineberg LLP (regarding Canadian matters), by Slaughter and May (regarding UK matters) and by Weil, Gotshal & Manges LLP (regarding U.S. matters). As of February 25, 2008, partners and associates of each of Davies Ward Phillips & Vineberg LLP, Slaughter and May and Weil, Gotshal & Manges LLP beneficially owned, directly or indirectly, less than 1% of the outstanding Thomson common shares and less than 1% of the outstanding Reuters ordinary shares.

AUDITORS

Thomson's auditors are PricewaterhouseCoopers LLP, 77 King Street West, Suite 3000, Box 82, Royal Trust Tower, Toronto-Dominion Centre, Toronto, Ontario, M5K 1G8, Canada. PricewaterhouseCoopers LLP have been Thomson's auditors since its inception in 1977.

Reuters' auditors are PricewaterhouseCoopers LLP, 1 Embankment Place, London, WC2N 6RH, United Kingdom. PricewaterhouseCoopers LLP have been Reuters auditors since 1998.

The auditors of Thomson Reuters will be PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP has advised Thomson and Reuters that they are currently independent with respect to each of Thomson and Reuters within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario, the rules of the SEC and the requirements of the Public Company Accounting Oversight Board.

239

TRANSFER AGENT

The transfer agent and registrar for Thomson common shares is Computershare, with transfer facilities in Toronto, Montreal, Calgary and Vancouver. In the United States, Thomson's transfer agent is Computershare Trust Company N.A., with transfer facilities in New York, New York and Denver, Colorado. Computershare Investor Services PLC is the transfer agent for Thomson common shares in the United Kingdom with facilities in London, England.

The transfer agent and registrar for Reuters ordinary shares is Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom, and for Reuters ADSs is Deutsche Bank ADR Service Center, c/o Mellon Investor Services, 480 Washington Boulevard, Jersey City, New Jersey 07310, United States.

Computershare Trust Company of Canada will remain transfer agent and registrar for the Thomson Reuters Corporation common shares, Equiniti Limited will be transfer agent and registrar for Thomson Reuters PLC ordinary shares and Deutsche Bank will be transfer agent and registrar for Thomson Reuters PLC ADSs.

DIRECTORS' APPROVAL

The Thomson Corporation

The contents and mailing of this circular have been approved by the board of directors of Thomson and this circular has been sent to Thomson's auditors, each director of Thomson and each Thomson shareholder entitled to receive notice of the special meeting to which this circular relates.

David W. Binet
Secretary to the Board of Directors
Toronto, Ontario

February 29, 2008

240  MANAGEMENT INFORMATION CIRCULAR

INDEPENDENT AUDITORS' CONSENT

We have read the circular of The Thomson Corporation ("Thomson") dated February 29, 2008 relating to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) to effect the acquisition by Thomson of Reuters Group PLC by implementing a dual listed company structure. We have complied with Canadian generally accepted standards for an auditor's involvement with management information circulars.

We consent to the inclusion in the above-mentioned circular of our report to the shareholders of Thomson on the consolidated balance sheets of Thomson as at December 31, 2006, 2005 and 2004 and the consolidated statements of earnings, changes in shareholders' equity and cash flow for each of the years in the three-year period ended December 31, 2006. Our report is dated February 23, 2007 (except for notes 7, 23 and 25 which are as at November 30, 2007). We also consent to the inclusion in the above-mentioned circular of our report to the Board of Directors of Thomson on the consolidated balance sheet of Thomson at September 30, 2007 and the consolidated statements of earnings, changes in shareholders' equity and cash flow for the nine month period ended September 30, 2007. Our report is dated February 29, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 29, 2008

241

CONSENT OF INDEPENDENT AUDITORS OF THE THOMSON CORPORATION

We hereby consent to the incorporation by reference in The Thomson Corporation's ("Thomson's") registration statements on Form F-9 (File No. 333-147287), Form S-8 (No. 333-105280), Form F-3 (No. 333-97203), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782) and Form S-8 (No. 333-135721) of our report dated February 23, 2007, except for notes 7, 23 and 25, as to which the date is November 30, 2007 relating to Thomson's consolidated financial statements as at December 31, 2006, 2005 and 2004 and for each of the years in the three year period ended December 31, 2006, which appears in Thomson's circular dated February 29, 2008 relating to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) to effect the acquisition of Reuters Group PLC by implementing a dual listed company structure. We also consent to the incorporation by reference in Thomson's registration statements on Form F-9 (File No. 333-147287), Form S-8 (No. 333-105280), Form F-3 (No. 333-97203), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782) and Form S-8 (No. 333-135721) of our report dated February 29, 2008 relating to Thomson's consolidated financial statements as at September 30, 2007 and for the nine month period ended September 30, 2007, which appears in the above-mentioned circular.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
February 29, 2008

242  MANAGEMENT INFORMATION CIRCULAR

INDEPENDENT AUDITORS' CONSENT

We have read the circular of The Thomson Corporation ("Thomson") dated February 29, 2008 relating to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) to effect the acquisition by Thomson of Reuters Group PLC by implementing a dual listed company structure. We have complied with Canadian generally accepted standards for an auditor's involvement with management information circulars.

We consent to the inclusion in the above-mentioned circular of our report to the members of Reuters Group PLC on the consolidated balance sheets of Reuters Group plc as at December 31, 2006 and 2005 and the consolidated income statements, consolidated statements of recognised income and expense and consolidated cash flows for each of the years in the three-year period ended December 31, 2006. Our report is dated March 15, 2007, except as to note 41, as to which the date is February 29, 2008.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

London, England
February 29, 2008

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in The Thomson Corporation's ("Thomson's") registration statements on Form F-9 (File No. 333-147287), Form S-8 (No. 333-105280), Form F-3 (No. 333-97203), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782) and Form S-8 (No. 333-135721) of our report dated March 15, 2007, except for note 41, as to which the date is February 29, 2008 relating to the Reuters Group PLC consolidated financial statements as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006, which appears in Thomson's circular dated February 29, 2008 relating to an arrangement pursuant to section 182 of the Business Corporations Act (Ontario) to effect the acquisition of Reuters Group PLC by implementing a dual listed company structure.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants

London, England
February 29, 2008

243

CONSENT OF BEAR, STEARNS & CO. INC.

We hereby consent to the references to our name and to the opinion of our firm dated May 12, 2007 in the management information circular of The Thomson Corporation ("Thomson") dated February 29, 2008 (the "Circular") under the heading "Description of the Transaction" of the Circular, and in Thomson's registration statements on Form F-9 (File No. 333-147287), Form S-8 (No. 333-105280), Form F-3 (No. 333-97203), Form S-8 (No. 333-12284), Form S-8 (No. 333-126782) and Form S-8 (No. 333-135721) (the "Registration Statements") in which the Circular is incorporated by reference.

This consent is being delivered solely in connection with the above-mentioned Circular and Registration Statements. Our opinion remains subject to the assumptions, limitations and qualifications set forth therein and is not to be used, circulated, quoted or otherwise referred to in whole or in part in any other circular (including any subsequent amendments to the above-mentioned Circular and Registration Statements), registration statement, prospectus or any other document, except in accordance with our prior written consent. In giving our consent herein, we do not admit that we come within the category of persons whose consent is required under any applicable law, and we do not admit that we are "experts" for purposes of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any comparable provisions of Canadian securities laws.

Bear, Stearns & Co. Inc.

(Signed) John Fargis
Senior Managing Director

New York, New York
February 29, 2008

244  MANAGEMENT INFORMATION CIRCULAR

GLOSSARY OF TERMS

The following terms have the meanings set out below in this circular, including the section of this circular entitled "Summary of the Transaction", but not including the Notice of Meeting or Annexes:

"Acquisition Facility" has the meaning ascribed thereto under "Information Concerning Thomson – Material Contracts";

"ADS" means an American Depositary Share of Reuters, to be amended to be an American Depositary Share of Thomson Reuters PLC on the Effective Date, each of which currently represents six Reuters ordinary shares and which is listed on the Nasdaq Global Select Market;

"Alternative Proposal" has the meaning ascribed thereto under "Summaries of Transaction Documents – Implementation Agreement";

"Amended Deed of Mutual Covenant" means the deed of mutual covenant to be entered into on or prior to the Effective Date among PA Group Limited, NPA Nominees Limited, Australian Associated Press Pty Limited, New Zealand Press Association Limited, Reuters Founders Share Company, Thomson Reuters PLC, Thomson Reuters Corporation and Reuters, the draft form of which is summarized under "Summaries of Transaction Documents – Amended Deed of Mutual Covenant";

"Antitrust Conditions" has the meaning ascribed thereto under "Summaries of Transaction Documents – Implementation Agreement";

"Approved Person" means, at any particular time, any person who has been designated as such by Reuters Founders Share Company, in its sole and absolute discretion, for the purposes of the Thomson Reuters Corporation Articles or Thomson Reuters PLC Articles, as the case may be;

"Arrangement Resolution" has the meaning ascribed thereto under "Questions and Answers About Voting";

"Audit Committee" means, prior to the Effective Date, the audit committee of the board of directors of Thomson and, following the Effective Date, the audit committee of the Thomson Reuters board;

"Bear Stearns" means Bear, Stearns & Co. Inc.;

"Canadian GAAP" means Canadian generally accepted accounting principles;

"Class Rights Actions" has the meaning ascribed thereto under "The Dual Listed Company Structure – Key Features of the DLC structure";

"Commissioner" means the Commissioner of Competition appointed under the Competition Act;

"Competition Act" means the Competition Act (Canada), as amended;

"Computershare" means Computershare Trust Company of Canada;

"Corporate Governance Committee" means, prior to the Effective Date, the corporate governance committee of the board of directors of Thomson and, following the Effective Date, the corporate governance committee of the Thomson Reuters board;

"CRA" means the Canada Revenue Agency;

"Credit Agreement" has the meaning ascribed thereto under "Information Concerning Thomson – Material Contracts";

"Cross-Guarantees" means, collectively, the Thomson Reuters Corporation Guarantee and the Thomson Reuters PLC Guarantee;

"DBRS" means DBRS Limited;

"Deed of Mutual Covenant" has the meaning ascribed thereto under "Reuters Trust Principles and Reuters Founders Share Company – Reuters Trust Principles";

"Demand for Payment" has the meaning ascribed thereto under "Dissenting Shareholders' Rights";

"Dissenting Shareholder" has the meaning ascribed thereto under "Dissenting Shareholders' Rights";

"DLC Documents" means, collectively, the Equalization and Governance Agreement, the Special Voting Share Agreements, the Cross-Guarantees, the Thomson Reuters Corporation Articles, the Thomson Reuters Corporation By-Laws and the Thomson Reuters PLC Articles;

"DLC structure" has the meaning ascribed thereto under "Information Contained in this Circular";

"DOJ Final Judgment" has the meaning ascribed thereto under "Description of the Transaction – Regulatory Matters – U.S. Antitrust Clearance";

"DSUs" has the meaning ascribed thereto under "Management and Governance of Thomson Reuters – Board of Directors";

245

"Economic Equivalence" has the meaning ascribed thereto under "The Dual Listed Company Structure – Key Features of the DLC structure";

"Effective Date" has the meaning ascribed thereto under "Description of the Transaction – Timing of the Transaction";

"English Court" means the High Court of Justice of England and Wales;

"Equalization and Governance Agreement" means the Equalization and Governance Agreement to be entered into on or prior to the Effective Date between Thomson Reuters Corporation and Thomson Reuters PLC, the draft form of which is summarized under "Summaries of Transaction Documents – Equalization and Governance Agreement";

"Equalization Ratio" means, at any time, the ratio of (i) one to (ii) the number of Thomson Reuters PLC ordinary shares that enjoy equivalent rights to distributions and voting rights in relation to Joint Electorate Actions as one Thomson Reuters Corporation common share at such time, as more particularly described in the Equalization and Governance Agreement (and which shall initially be 1:1);

"Equalization Share" has the meaning ascribed thereto in the Thomson Reuters Corporation Articles;

"Equivalent Distribution" has the meaning ascribed thereto under "Summaries of Transaction Documents – Equalization and Governance Agreement;

"Equivalent Resolution" means, in relation to a resolution of Thomson Reuters Corporation, a resolution of Thomson Reuters PLC that is certified by a duly authorized officer of Thomson Reuters PLC as equivalent in nature and effect to such resolution of Thomson Reuters Corporation; and in relation to a resolution of Thomson Reuters PLC, a resolution of Thomson Reuters Corporation that is certified by a duly authorized officer of Thomson Reuters Corporation as equivalent in nature and effect to such resolution of Thomson Reuters PLC;

"ERP" has the meaning ascribed thereto under "Operating and Financial Review of Thomson – THOMSONplus";

"ESOTs" has the meaning ascribed thereto under "Unaudited Candian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation";

"ESPP" has the meaning ascribed thereto under "Unaudited Candian GAAP Pro Forma Consolidated Financial Statements of Thomson Reuters Corporation";

"EU Merger Regulation" means the Council Regulation (EC) 139/2004, as amended;

"Final Order" means the final order of the Ontario Court approving the Thomson Arrangement, as that order may be amended by the Ontario Court (with the consent of Thomson) at any time prior to the Effective Date or, if appealed (unless such appeal is withdrawn or denied), as affirmed or amended on appeal;

"Founders Share" has the meaning ascribed thereto under "Information Concerning Reuters – Description of Capital Structure";

"HMRC" means HM Revenue and Customs;

"HSR Act" means the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

"Human Resources Committee" means, prior to the Effective Date, the human resources committee of the board of directors of Thomson and, following the Effective Date, the human resources committee of the Thomson Reuters board;

"IFRS" means International Financial Reporting Standards, as adopted by the European Union;

"Implementation Agreement" means the Implementation Agreement dated May 15, 2007 between Thomson, Reuters, Woodbridge and Thomson Reuters PLC, as amended;

"Interim Order" means the interim order of the Ontario Court in respect of the Thomson Arrangement, a copy of which is attached to this circular as Annex C, as the same may be amended by the Ontario Court (with the consent of Thomson);

"ISOs" has the meaning ascribed thereto under "Executive Compensation Policies of Thomson Reuters – Equity-Based Compensation Plans";

"Joint Electorate Actions" has the meaning ascribed thereto under "The Dual Listed Company Structure – Key Features of the DLC Structure";

"LSE" means the London Stock Exchange plc, or any successor thereto;

"Matching Action" has the meaning ascribed thereto under "Summaries of Transaction Documents – Equalization and Governance Agreement";

246  MANAGEMENT INFORMATION CIRCULAR

"Moody's" means Moody's Investor Services;

"Nasdaq" means the National Association of Security Dealers, Inc. Automated Quotations System, or any successor thereto;

"Notice of Dissent" has the meaning ascribed thereto under "Dissenting Shareholders' Rights";

"Notice of Meeting" means the Notice of Special Meeting of Thomson shareholders dated February 29, 2008;

"NYSE" means the New York Stock Exchange, Inc. or any successor thereto;

"OBCA" means the Business Corporations Act (Ontario), as it may be amended from time to time and any successor legislation thereto;

"OBCA Director" means the Director appointed pursuant to section 278 of the OBCA;

"Offer to Pay" has the meaning ascribed thereto under "Dissenting Shareholders' Rights";

"Ontario Court" means the Ontario Superior Court of Justice;

"Perella Weinberg" means Perella Weinberg Partners UK LLP;

"Permitted Bid Acquisition" has the meaning ascribed thereto under "Summaries of Transaction Documents – Equalization and Governance Agreement";

"Press Associations" has the meaning ascribed thereto under "Reuters Trust Principles and Reuters Founders Share Company – Reuters Trust Principles";

"Procedural Resolutions" has the meaning ascribed thereto under "The Dual Listed Company Structure – Key Features of the DLC structure";

"PRSU" has the meaning ascribed thereto under "Executive Compensation Policies of Thomson Reuters – Total Compensation";

"Qualifying Take-Over Bid" has the meaning ascribed thereto under "Summaries of Transaction Documents – Equalization and Governance Agreement";

"Relevant Terms of Approval" means, in relation to an Approved Person, an agreement or undertaking, if any, entered into by that Approved Person with the holder of the Reuters Founders Share in connection with being designated as an Approved Person;

"Reuters" has the meaning ascribed thereto under "Information Contained in this Circular";

"Reuters Articles" means the memorandum and articles of association of Reuters, as amended;

"Reuters Court Meeting" means the meeting of Reuters shareholders (and any adjournment thereof) convened by direction of the English Court pursuant to section 425 of the UK Companies Act for the purposes of considering and, if thought fit, approving the Reuters Scheme;

"Reuters EGM" means the extraordinary general meeting of Reuters shareholders (and any adjournment thereof) to be convened for the purpose of considering and, if thought fit, approving the Reuters Scheme, the cancellation of the issued Reuters ordinary shares, the increase in the authorized share capital of Reuters and the application of the reserves arising on the cancellation of ordinary shares, alterations to the Reuters Articles, an authority to the Reuters board of directors pursuant to section 80 of the UK Companies Act, and the approval of the waiver of Rule 9 of the UK City Code on Takeovers and Mergers;

"Reuters Founders Share" means, in relation to Thomson Reuters Corporation, the Reuters Founders Share in the capital of Thomson Reuters Corporation and, in relation to Thomson Reuters PLC, the Reuters Founders Share in the capital of Thomson Reuters PLC;

"Reuters Founders Share Company" means Reuters Founders Share Company Limited;

"Reuters Scheme" has the meaning ascribed thereto under "Description of the Transaction – Key Terms and Conditions";

"Reuters Trust Principles" has the meaning ascribed thereto under "Reuters Trust Principles and Reuters Founders Share Company – Effect of the Transaction";

"Reuters Trust Principles Support Agreement" means the agreement to be entered into on or prior to the Effective Date between Woodbridge and Reuters Founders Share Company, the draft form of which is summarized under "Summaries of Transaction Documents – Reuters Trust Principles Support Agreement";

"Reuters Trustees" has the meaning ascribed thereto under "Reuters Trust Principles and Reuters Founders Share Company – Reuters Founders Share Company";

"RSUs" has the meaning ascribed thereto under "Management and Governance of Thomson Reuters – Board of Directors";

247

"S&P" means Standard & Poor's;

"SARs" has the meaning ascribed thereto under "Executive Compensation Policies of Thomson Reuters – Equity-Based Compensation Plans";

"SAYE plans" means Save-As-You-Earn plans;

"SEC" means the U.S. Securities and Exchange Commission;

"Series II Preference Shares" means Thomson's series of preference shares designated as Cumulative Redeemable Floating Rate Preference Shares, Series II;

"SIP" has the meaning ascribed thereto under "Executive Compensation Policies of Thomson Reuters – Equity-Based Compensation Plans";

"Special Voting Share" means, in relation to Thomson Reuters Corporation, the Thomson Reuters Corporation Special Voting Share and, in relation to Thomson Reuters PLC, the Thomson Reuters PLC Special Voting Share;

"Special Voting Share Agreement" means the Special Voting Share Agreement to be entered into on or prior to the Effective Date among the Thomson Reuters Corporation Special Voting Share Trustee, the Thomson Reuters PLC Special Voting Share Trustee, Thomson Reuters Corporation and Thomson Reuters PLC, the draft form of which is summarized under "Summaries of Transaction Documents – Special Voting Share Agreements";

"Special Voting Share Agreements" means the Special Voting Share Agreement, the Thomson Reuters PLC Special Voting Share Trust Deed and the Thomson Reuters Corporation Special Voting Share Trust Deed;

"Take-Over Bid Thresholds" has the meaning ascribed thereto under "Summaries of Transaction Documents – Equalization and Governance Agreement";

"Tax Act (Canada)" means the Income Tax Act (Canada), as amended;

"Thomson" has the meaning ascribed thereto under "Information Contained in this Circular";

"Thomson Arrangement" has the meaning ascribed thereto under "Questions and Answers about Voting";

"Thomson Articles of Arrangement" means the articles of arrangement of Thomson in respect of the Thomson Arrangement, to be filed with the OBCA Director after the Final Order is made;

"Thomson Reuters" has the meaning ascribed thereto under "Information Contained in this Circular";

"Thomson Reuters board" has the meaning ascribed thereto under "Management and Governance of Thomson Reuters – Board of Directors";

"Thomson Reuters business" has the meaning ascribed thereto under "Information Contained in this Circular";

"Thomson Reuters Corporation" has the meaning ascribed thereto under "Information Contained in this Circular";

"Thomson Reuters Corporation Articles" means the amended and restated articles of Thomson to be filed in connection with the Transaction, the draft form of which is summarized under "Summaries of Transaction Documents – Thomson Reuters Corporation Articles";

"Thomson Reuters Corporation By-Laws" means the amended and restated by-laws to be adopted by Thomson in connection with the Transaction, the draft form of which is summarized under "Summaries of Transaction Documents – Thomson Reuters Corporation By-Laws";

"Thomson Reuters Corporation Entrenched Articles" means the "Entrenched DLC Articles" as defined in the Thomson Reuters Corporation Articles;

"Thomson Reuters Corporation Entrenched Provisions" means the "TR Corporation Entrenched DLC Provisions" as defined in the Thomson Reuters Corporation Articles;

"Thomson Reuters Corporation Guarantee" means the deed of guarantee to be entered into on or prior to the Effective Date between Thomson Reuters Corporation and Thomson Reuters PLC, the draft form of which is summarized under "Summaries of Transaction Documents – Cross-Guarantees";

"Thomson Reuters Corporation Special Voting Share" means the Special Voting Share in Thomson Reuters Corporation, as more particularly described in the Thomson Reuters Corporation Articles;

248  MANAGEMENT INFORMATION CIRCULAR

"Thomson Reuters Corporation Special Voting Share Trust" means the trust created by the Thomson Reuters Corporation Special Voting Share Trust Deed;

"Thomson Reuters Corporation Special Voting Share Trust Deed" means the deed of trust to be entered into on or prior to the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee, the draft form of which is summarized under "Summaries of Transaction Documents – Special Voting Share Agreements";

"Thomson Reuters Corporation Special Voting Share Trustee" means Computershare Trust Company of Canada, as trustee of the Thomson Reuters Corporation Special Voting Share Trust;

"Thomson Reuters PLC" has the meaning ascribed thereto under "Information Contained in this Circular";

"Thomson Reuters PLC Articles" means the memorandum and articles of association of Thomson Reuters PLC, as the same may be amended;

"Thomson Reuters PLC Entrenched Provisions" means the "TR PLC Entrenched DLC Provisions" as defined in the Thomson Reuters PLC Articles;

"Thomson Reuters PLC Guarantee" means the deed of guarantee to be entered into on or prior to the Effective Date between Thomson Reuters PLC and Thomson Reuters Corporation, the draft form of which is summarized under "Summaries of Transaction Documents – Cross-Guarantees";

"Thomson Reuters PLC Special Voting Share" means the Special Voting Share in Thomson Reuters PLC, as more particularly described in the Thomson Reuters PLC Articles;

"Thomson Reuters PLC Special Voting Share Trust" means the trust created by Thomson Reuters PLC Special Voting Share Trust Deed;

"Thomson Reuters PLC Special Voting Share Trust Deed" means the deed of trust to be entered into on or prior to the Effective Date between Thomson Reuters Corporation, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee, the draft form of which is summarized under "Summaries of Transaction Documents – Special Voting Share Agreements";

"Thomson Reuters PLC Special Voting Share Trustee" means Computershare Trust Company of Canada, as trustee of Thomson Reuters PLC Special Voting Share Trust;

"Thomson Shareholder" has the meaning ascribed thereto under "Certain Income Tax Considerations for Canadian and U.S. Shareholders – Certain Canadian Federal Income Tax Considerations";

"Transaction" has the meaning ascribed thereto under "Questions and Answers about the Special Meeting and the Transaction";

"Transaction Documents" means, collectively, the DLC Documents, the Amended Deed of Mutual Covenant and the Reuters Trust Principles Support Agreement;

"Transition Date" has the meaning ascribed thereto under "Selected Historical Financial and Operating Data of Thomson";

"Triggering Event" has the meaning ascribed thereto under "The Dual Listed Company Structure – Key Features of the DLC structure";

"TSX" means the Toronto Stock Exchange, or any successor thereto;

"UBS" means UBS Limited;

"UK Companies Act" means the Companies Act 1985 (UK), as amended, and references to the UK Companies Act shall, so far as is applicable, be interpreted in accordance with section 1297 of the Companies Act 2006 (UK);

"UKLA" means the UK Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the UK Financial Services and Markets Act 2000 or any successor thereto;

"U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

"U.S. GAAP" means U.S. generally accepted accounting principles;

"U.S. Holder" has the meaning ascribed thereto under "Certain Income Tax Considerations for Canadian and U.S. Shareholders – Certain U.S. Federal Income Tax Considerations";

"U.S. Tax Code" means the U.S. Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder; and

"Woodbridge" means The Woodbridge Company Limited, an Ontario corporation, and, unless the context otherwise requires, includes other companies affiliated with it.

249

ANNEX A – FORM OF ARRANGEMENT RESOLUTION

SPECIAL RESOLUTION OF THOMSON COMMON SHAREHOLDERS

BE IT RESOLVED THAT:

1.
The arrangement (the "Arrangement") pursuant to section 182 of the Business Corporations Act (Ontario) (the "OBCA") under which The Thomson Corporation ("Thomson") will acquire Reuters Group PLC ("Reuters") by implementing a dual listed company structure, all as more particularly described in the management information circular (the "Circular") of Thomson accompanying the notice of this meeting (as the Arrangement may be or has been modified or amended), is hereby authorized, approved and adopted.

2.
The plan of arrangement (the "Plan of Arrangement"), involving Thomson and implementing the Arrangement, the full text (without exhibits) of which is set out in Annex B to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted.

3.
The implementation agreement dated May 15, 2007, between Thomson, Reuters, The Woodbridge Company Limited and Thomson-Reuters Limited (the "Implementation Agreement"), the actions of the directors of Thomson in approving the Arrangement and the actions of the officers of Thomson in executing and delivering the Implementation Agreement and any amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the Thomson shareholders or that the Arrangement has been approved by the Ontario Superior Court of Justice, the directors of Thomson are hereby authorized and empowered without further notice to, or the approval of, the shareholders of Thomson (a) to amend the Implementation Agreement or the Plan of Arrangement, or (b) subject to the terms of the Implementation Agreement, not to proceed with the Arrangement.

5.
Any officer or director of Thomson is hereby authorized and directed for and on behalf of Thomson to execute and deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the OBCA in accordance with the Implementation Agreement.

6.
Any officer or director of Thomson is hereby authorized and directed for and on behalf of Thomson to execute or cause to be executed and to deliver or cause to be delivered all such other documents, agreements and instruments and to perform or cause to be performed all such other acts and things as in such person's opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

A-1  MANAGEMENT INFORMATION CIRCULAR

ANNEX B – THOMSON PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 182
OF THE BUSINESS CORPORATIONS ACT (ONTARIO)

ARTICLE 1

INTERPRETATION

1.1    Definitions

In this Plan of Arrangement, unless the context otherwise requires:

  "Amended Deed of Mutual Covenant" means the deed of mutual covenant to be entered into on or prior to the Effective Date among PA Group Limited, NPA Nominees Limited, Australian Associated Press Pty Limited, New Zealand Press Association Limited, Reuters Founders Share Company, Thomson, Thomson Reuters PLC and Reuters Group, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Arrangement" means an arrangement under Section 182 of the OBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Article 4 hereof or made at the direction of the Court in the Final Order (in each case, with the consent of Thomson);

  "Arrangement Resolution" means the special resolution approving the Arrangement presented to holders of Common Shares at the Thomson Meeting;

  "Articles of Arrangement" means the articles of arrangement of Thomson in respect of the Arrangement that are required by the OBCA to be sent to the Director after the Final Order is made in order for the Arrangement to become effective;

  "Business Day" means any day, other than a Saturday, a Sunday or a statutory holiday observed in Toronto, Ontario;

  "Certificate" means the certificate of arrangement giving effect to the Arrangement, issued pursuant to Subsection 183(2) of the OBCA after the Articles of Arrangement have been sent to the Director;

  "Common Shares" means the common shares in the capital of Thomson;

  "Court" means the Ontario Superior Court of Justice;

  "Cross-Guarantees" means, collectively, the Thomson Reuters Corporation Guarantee and the Thomson Reuters PLC Guarantee;

  "Director" means the Director appointed pursuant to Section 278 of the OBCA;

  "Dissent Rights" has the meaning ascribed thereto in Section 3.1 hereof;

  "Dissenting Shareholder" means a holder of Common Shares who has duly exercised its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Common Shares in respect of which Dissent Rights are validly exercised by such holder;

  "DLC Contractual Arrangements" means, collectively, the Equalization and Governance Agreement, the Thomson Reuters Corporation Special Voting Share Trust Deed, the Thomson Reuters PLC Special Voting Share Trust Deed, the Special Voting Share Agreement and the Cross-Guarantees;

  "Effective Date" means the date upon which the Arrangement becomes effective as established by the date shown on the Certificate;

  "Effective Time" means 12:01 a.m., or such other time as may be specified in writing by Thomson, on the Effective Date;

  "Equalization and Governance Agreement" means the Equalization and Governance Agreement to be entered into on or prior to the Effective Date between Thomson and Thomson Reuters PLC, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Final Order" means the final order of the Court approving the Arrangement, as such order may be amended or varied by the Court (with the consent of Thomson) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to Thomson) on appeal;

  "holders" means the holders of Common Shares shown from time to time in the registers maintained by or on behalf of Thomson in respect of Common Shares;

  "Interim Order" means the interim order of the Court in respect of the Arrangement providing for, among other things, the calling and holding of the Thomson Meeting, as the same may be amended by the Court (with the consent of Thomson);

  "Liens" means any hypothecations, mortgages, liens, charges, security interests, pledges, claims, encumbrances and adverse rights or other claims;

  "OBCA" means the Business Corporations Act (Ontario);

  "Person" includes an individual, sole proprietorship, partnership, unincorporated association, unincorporated syndicate, unincorporated organization, trust, body corporate, and a natural person in his or her capacity as trustee, executor, administrator, or other legal representative;

  "Plan of Arrangement" means this plan of arrangement proposed under Section 182 of the OBCA, and any amendments or variations thereto made in accordance with Article 4 hereof or made at the direction of the Court in the Final Order (with the consent of Thomson);

  "Reuters Group" means Reuters Group PLC, a public company incorporated in England and Wales;

  "Reuters Founders Share Company" means Reuters Founders Share Company Limited, a corporation incorporated in England and Wales;

  "Special Voting Share Agreement" means the Special Voting Share Agreement to be entered into on or prior to the Effective Date among Thomson, Thomson Reuters PLC, the Thomson Reuters Corporation Special Voting Share Trustee and the Thomson Reuters PLC Special Voting Share Trustee, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Thomson" means The Thomson Corporation, a corporation incorporated under the laws of Ontario;

  "Thomson Circular" means the notice of the Thomson Meeting and accompanying management information circular, including all schedules, annexes and exhibits thereto, sent to, among others, holders of Common Shares in connection with the Thomson Meeting, as amended, supplemented or otherwise modified from time to time;

  "Thomson Meeting" means the special meeting of holders of Common Shares (including any adjournment or postponement thereof) called and held in accordance with the Interim Order to consider the Arrangement Resolution;

  "Thomson Reuters Corporation Guarantee" means the deed of guarantee to be entered into on or prior to the Effective Date between Thomson and Thomson Reuters PLC, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Thomson Reuters Corporation Special Voting Share Trust" means the trust created by the Thomson Reuters Corporation Special Voting Share Trust Deed;

  "Thomson Reuters Corporation Special Voting Share Trustee" means Computershare Trust Company of Canada, as trustee of the Thomson Reuters Corporation Special Voting Share Trust, and includes any successor trustee of the Thomson Reuters Corporation Special Voting Share Trust;

  "Thomson Reuters Corporation Special Voting Share Trust Deed" means the deed of trust to be entered into on or prior to the Effective Date between Thomson, as settlor, and the Thomson Reuters Corporation Special Voting Share Trustee, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Thomson Reuters PLC" means Thomson Reuters PLC, a public limited company incorporated in England and Wales;

  "Thomson Reuters PLC Guarantee" means the deed of guarantee to be entered into on or prior to the Effective Date between Thomson Reuters PLC and Thomson, a copy of which is attached to this Plan of Arrangement as Exhibit     •    ;

  "Thomson Reuters PLC Special Voting Share Trust" means the trust created by the Thomson Reuters PLC Special Voting Share Trust Deed;

B-2  MANAGEMENT INFORMATION CIRCULAR

  "Thomson Reuters PLC Special Voting Share Trustee" means Computershare Trust Company of Canada, as trustee of the Thomson Reuters PLC Special Voting Share Trust, and includes any successor trustee of the Thomson Reuters PLC Special Voting Share Trust; and

  "Thomson Reuters PLC Special Voting Share Trust Deed" means the deed of trust to be entered into on or prior to the Effective Date between Thomson, as settlor, and the Thomson Reuters PLC Special Voting Share Trustee, a copy of which is attached to this Plan of Arrangement as Exhibit     •    .

1.2    Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, sections, and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this Plan of Arrangement. The terms "hereof", "herein" and "hereunder" and similar expressions refer to this Plan of Arrangement and not to any particular Article, section or other portion hereof.

1.3    Rules of Construction

In this Plan of Arrangement, unless the context otherwise requires, (a) words importing the singular number include the plural and vice versa, (b) words importing any gender include all genders, and (c) "include", "includes" and "including" shall be deemed to be followed by the words "without limitation".

1.4    Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada and "$" refers to Canadian dollars.

1.5    Date of Any Action

If the date on which any action is required or permitted to be taken under this Plan of Arrangement is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

1.6    Time

Time shall be of the essence in this Plan of Arrangement. All times expressed herein are local time (Toronto, Ontario) unless otherwise stipulated herein.

1.7    References to Dates, Statutes, etc.

In this Agreement, references from or through any date mean, unless otherwise specified, from and including that date and/or through and including that date, respectively.

In this Plan of Arrangement, unless something in the subject matter or context is inconsistent therewith or unless otherwise herein provided, a reference to any statute, regulation, direction or instrument is to that statute, regulation, direction or instrument as now enacted or as the same may from time to time be amended, re-enacted or replaced, and in the case of a reference to a statute, includes any regulations, rules, policies or directions made thereunder. Any reference in this Agreement to a Person includes its heirs, administrators, executors, legal personal representatives, predecessors, successors and permitted assigns. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with its terms.

ARTICLE 2

ARRANGEMENT

2.1    Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate, will become effective, and be binding on Thomson and all holders and beneficial owners of Common Shares (including those described in Section 3.1), at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein.

2.2    Effective Time

Commencing at the Effective Time, the following events or transactions shall occur and shall be deemed to occur in the following sequence without any further act or formality required on the part of any Person, except as expressly provided herein:

  (a)
  at the Effective Time:

  (i)
  the name of Thomson shall be changed from "The Thomson Corporation" to "Thomson Reuters Corporation";

  (ii)
  the articles of incorporation of Thomson shall be amended and restated in the form attached to this Plan of Arrangement as Exhibit     •    ;

  (iii)
  the by-laws of Thomson shall be amended and restated in the form attached to this Plan of Arrangement as Exhibit     •    ;

  (iv)
  each of the DLC Contractual Arrangements shall be deemed to become effective and the rights and obligations of Thomson pursuant thereto shall become binding on and enforceable against Thomson in accordance with its terms;

  (v)
  the Amended Deed of Mutual Covenant shall be deemed to become effective and the rights and obligations of Thomson pursuant thereto shall become binding on and enforceable against Thomson in accordance with its terms;

  (vi)
  the Reuters founders share in the capital of Thomson shall be issued to Reuters Founders Share Company, in consideration for the payment to Thomson of $    •    ; and

  (vii)
  the equalization share in the capital of Thomson shall be issued to Thomson Reuters PLC, in consideration for the payment to Thomson of $    •    ;

  (b)
  five minutes following the Effective Time, the Common Shares held by Dissenting Shareholders in respect of which Dissent Rights have been validly exercised shall be deemed to have been transferred without any further act or formality to Thomson (free and clear of any Liens) and:

  (i)
  such Dissenting Shareholders shall cease to be the holders of such Common Shares and to have any rights as holders of such Common Shares other than the right to be paid fair value for such Common Shares as set out in Section 3.1;

  (ii)
  such Dissenting Shareholders' names shall be removed as the holders of such Common Shares from the registers of Common Shares maintained by or on behalf of Thomson; and

  (iii)
  Thomson shall be deemed to be the transferee of such Common Shares (free and clear of any Liens) and such Common Shares shall be immediately cancelled; and

  (c)
  following the Effective Time in accordance with the terms of the Equalization and Governance Agreement, the special voting share in the capital of Thomson shall be issued to the Thomson Reuters Corporation Special Voting Share Trustee, in consideration for the payment to Thomson of $    •    , and the holder of the special voting share shall be entitled to vote at any meeting of shareholders of Thomson held subsequent to the issuance of the share, despite subsection 100(2) of the OBCA.

ARTICLE 3

RIGHTS OF DISSENT

3.1    Rights of Dissent

Holders of Common Shares may exercise rights of dissent with respect to their Common Shares in connection with the Arrangement pursuant to and in the manner set forth in Section 185 of the OBCA ("Dissent Rights"). Dissenting Shareholders who duly exercise their Dissent Rights shall be deemed to have transferred the Common Shares held by them and in respect of which Dissent Rights have been validly exercised to Thomson free and clear of any Liens, as provided in Section 2.2(b), and if they ultimately are entitled to be paid fair value for such Common Shares by Thomson, they will be entitled to be paid the fair value of such Common Shares, and will not be entitled to any other payment or consideration.

3.2    Recognition of Dissenting Shareholders

  (a)
  In no circumstances shall Thomson or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the holder of those Common Shares in respect of which such rights are sought to be exercised.

  (b)
  For greater certainty, in no case shall Thomson or any other Person be required to recognize Dissenting Shareholders as holders of Common Shares in respect of which Dissent Rights have been validly exercised after the Effective Time, and the names of such

B-4  MANAGEMENT INFORMATION CIRCULAR

    Dissenting Shareholders shall be removed from the registers of holders of Common Shares in respect of which Dissent Rights have been validly exercised at the Effective Time. In addition to any other restrictions under Section 185 of the OBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of options to purchase Common Shares; and (ii) holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

ARTICLE 4

AMENDMENTS

4.1    Amendments to Plan of Arrangement

  (a)
  Thomson may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be (i) set out in writing, (ii) approved by Reuters Group, (iii) filed with the Court and, if made following the Thomson Meeting, approved by the Court, and (iv) communicated to the holders of Common Shares if and as required by the Court.

  (b)
  Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Thomson at any time prior to the Thomson Meeting with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Thomson Meeting (other than as may be required under the Interim Order) and approved by Reuters Group, shall become part of this Plan of Arrangement for all purposes.

  (c)
  Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Thomson Meeting shall be effective only if (i) it is consented to by Thomson and Reuters Group, and (ii) if required by the Court, it is approved by holders of some or all of the Common Shares voting in the manner directed by the Court.

  (d)
  Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by Thomson, provided that it concerns a matter which, in the reasonable opinion of Thomson, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement.

ARTICLE 5

FURTHER ASSURANCES

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, Thomson shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by it in order to further document or evidence any of the transactions or events set out herein.

ANNEX C – INTERIM ORDER AND NOTICE OF APPLICATION FOR THE FINAL ORDER

Commercial List Court File No. 08-CL-7393
[SEAL]	ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

THE HONOURABLE	)	THURSDAY, THE 14th DAY OF
MADAM JUSTICE PEPALL	)	FEBRUARY 2008
)

      IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B. 16, AS AMENDED

      AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THE THOMSON CORPORATION

THE THOMSON CORPORATION

Applicant

INTERIM ORDER

        THIS MOTION, made by the Applicant, The Thomson Corporation ("Thomson"), for an interim order for advice and directions in connection with an arrangement under section 182 of the Business Corporations Act, R.S.O. 1990, c. B.16, as amended (the "OBCA") was heard this day at 330 University Avenue, Toronto, Ontario.

        ON READING the Notice of Application, the Notice of Motion, the affidavit of David W. Binet, sworn February 12, 2008 (the "Binet Affidavit") and the exhibits thereto, and on hearing the submissions of counsel for the Applicant,

THIS COURT ORDERS THAT:

Definitions

1.    For the purposes of this Interim Order, all capitalized terms not otherwise defined herein shall have the respective meanings ascribed to them in the draft Notice of Special Meeting of Shareholders and Management Information Circular (the "Circular") and the Binet Affidavit.

Thomson Meeting

2.    Thomson is authorized to call, hold and conduct a special meeting of the holders of the common shares of Thomson (the "Thomson Meeting") on March 26, 2008 at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, for the shareholders to consider, and if deemed advisable, to pass, with or without variation, the Arrangement Resolution.

3.    The Thomson Meeting shall be called, held and conducted in accordance with the Notice, the OBCA and the articles and by-laws of Thomson (including quorum requirements), subject to the terms of this Interim Order or any further order of this Court.

4.    The only persons entitled to attend or speak at the Thomson Meeting shall be: (i) the registered holders of common shares of Thomson or their respective proxy holders; (ii) the officers, directors, auditors and advisors of Thomson; and (iii) other persons who may receive the permission of the Chair of the Thomson Meeting.

Amendments

5.    Thomson is authorized to make, subject to the Thomson Arrangement, such amendments, modifications and/or supplements to the Thomson Arrangement as it may determine, and the Thomson Arrangement as so amended, modified or supplemented shall be the Thomson Arrangement submitted to the Thomson Meeting and the subject of the Arrangement Resolution.

Adjournments and Postponements

6.    Thomson, if it deems advisable, is authorized to adjourn or postpone the Thomson Meeting on one or more occasions, without the necessity of first convening the Thomson Meeting or first obtaining any vote respecting the adjournment or postponement.

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Solicitation of Proxies

7.    Thomson is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine. The procedure for the use of proxies at the Thomson Meeting shall be as set out in the Circular. Thomson may waive, in its discretion, the time limits for the deposit of proxies if it deems it advisable to do so.

Notice of the Thomson Meeting, the Application and Distribution of the Circular

8.    The Circular and the form of proxy (collectively referred to as the "Meeting Materials") shall be distributed to the holders of common shares of Thomson and the directors and auditors of Thomson by one or more of the following methods, not later than twenty-one (21) days prior to the Thomson Meeting:

  (a)
  in the case of the registered holders of common shares of Thomson, by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such holder at his, her or its address, as shown on the books and records of Thomson as of the Record Date;

  (b)
  in the case of non-registered holders of common shares of Thomson, by arranging to have copies of the Meeting Materials sent to such shareholders in compliance with National Instrument 54-101 of the Canadian Securities Administrators;

  (c)
  in the case of the directors and auditors of Thomson, by pre-paid ordinary mail, by expedited parcel post, by courier, or by delivery in person, by facsimile or by email transmission, addressed to the individual directors and the auditors;

and that such mailing, delivery or distribution shall constitute good and sufficient notice of the Application, the Thomson Meeting, and the hearing in respect of the Application upon such persons.

9.    The accidental failure or omission to give notice of the Thomson Meeting, or distribute the Meeting Materials in accordance with paragraph 8 above, or the non-receipt of such notice or the Meeting Materials, shall not constitute a breach of this Interim Order or a defect in the calling of the Thomson Meeting, or invalidate any resolution passed or proceedings taken at the

Thomson Meeting. If any such failure or omission is brought to the attention of Thomson, then Thomson shall use its best efforts to rectify it by the method and in the time most practicable in the circumstances.

10.    No other form of service of the Meeting Materials or any portion thereof need be made or notice given or other material served in respect of these proceedings or the Thomson Meeting, except as may be directed by a further order of this Court.

Voting

11.    Subject to any further order of this Court, the vote required to pass and approve the Arrangement Resolution shall be the affirmative vote of not less than 66 2/3% of the votes cast by holders of common shares present in person or represented by proxy at the Thomson Meeting.

12.    The votes shall be taken at the Thomson Meeting on the basis that the shareholders are entitled to cast one vote per common share held. For this purpose, any spoiled votes, illegible votes, defective votes and abstentions shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

13.    The only persons entitled to vote at the Thomson Meeting shall be the registered holders of Thomson common shares at the close of business on the Record Date for the Thomson Meeting.

Dissent Rights

14.    Each registered holder of common shares of Thomson shall be entitled to exercise rights of dissent and appraisal in connection with the Arrangement Resolution in accordance with section 185 of the OBCA and the Thomson Arrangement.

Hearing of the Application for Approval
of Thomson Arrangement

15.    Upon approval of the Arrangement Resolution in the manner set forth in this Interim Order, Thomson may apply to this Court for final approval of the Thomson Arrangement. The

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Application is to be heard at 10:00 a.m. on March 28, 2008 or so soon thereafter as such hearing may be adjourned to.

16.    The only persons entitled to notice of any further proceedings herein, including the hearing of the within Application, and to appear and to be heard thereon, shall be:

  (a)
  Thomson and its solicitors; and

  (b)
  any person who has delivered a Notice of Appearance in accordance with the Rules of Civil Procedure and this Interim Order.

17.    Any Notice of Appearance served in response to the Notice of Application shall be served on counsel for Thomson at the following address:

    Torys LLP
    Suite 300
    Box 270, TD Centre
    79 Wellington Street W.
    Toronto, ON M5K 1N2

    Attention: James C. Tory & Andrew Gray

18.    Any party who wishes to oppose the within Application for approval of the Thomson Arrangement shall serve upon Thomson's solicitors a notice setting out the basis for such opposition and a copy of the materials to be used to oppose the Application at least five (5) days before the date set for the hearing of the Application for approval of the Thomson Arrangement or such shorter time as the Court, by order, may allow.

19.    In the event the within Application for final approval does not proceed on the date set forth in the Notice of Application, and is adjourned or postponed, only those parties having previously filed a Notice of Appearance shall be entitled to be given notice of the adjourned or postponed date.

20.    Any materials to be filed by Thomson in support of the within Application for final approval of the Thomson Arrangement may be filed up to one day prior to the hearing of the Application without further order of this Honourable Court.

Predominance; Varying this Order

21.    To the extent of any inconsistency or discrepancy with respect to the matters provided for in this Interim Order between this Interim Order, the articles or the by-laws of Thomson, this Interim Order shall govern.

22.    Thomson shall be entitled to seek leave to vary this Interim Order.

/s/

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IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B. 16, AS AMENDED	Court File No. 08-CL-7393
AND IN THE MATTER OF A PLAN OF A PROPOSED ARRANGEMENT OF THE THOMSON CORPORATION

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
Proceeding commenced at Toronto

INTERIM ORDER

Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
James C. Tory LSUC#:23280C Tel: 416.865.7391
Andrew Gray LSUC#:46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, The Thomson Corporation

Commercial List Court File No. 08-CL-7393
[SEAL]	ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST

      IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), R.S.O. 1990, c. B. 16, AS AMENDED

      AND IN THE MATTER OF A PROPOSED PLAN OF ARRANGEMENT OF THE THOMSON CORPORATION

THE THOMSON CORPORATION

Applicant

NOTICE OF APPLICATION

TO THE RESPONDENTS

        A LEGAL PROCEEDING HAS BEEN COMMENCED by the applicant. The claim made by the applicant appears on the following page.

        THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on March 28, 2008 at 10:00 a.m. or as soon after that time as the Application may be heard at 330 University Avenue, Toronto, Ontario.

        IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the rules of court, serve it on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in this court office in accordance with the rules of court and any Interim Order of the Court made in respect of this application, and you or your lawyer must appear at the hearing.

        IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the applicant's lawyer or, where the applicant does not have a lawyer, serve it on the applicant, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, in accordance with the rules of court and any Interim Order of the Court made in respect of this application.

        IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU.

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        If you wish to defend this proceeding but are unable to pay legal fees, legal aid may be available to you by contacting a local Legal Aid office.

Date: February 5, 2008	/s/
Local Registrar
Address of court office: 330 University Avenue Toronto, ON M5G 1E6

TO:	THE HOLDERS OF COMMON SHARES OF THE THOMSON CORPORATION
AND TO:	REUTERS GROUP PLC c/o Davies Ward Philips & Vineberg LLP 44th Floor 1 First Canadian Place Toronto, Ontario M5X 1B1 Attn: James Doris

APPLICATION

1.    The applicant, The Thomson Corporation ("Thomson"), makes application for:

  (a)
  an interim order for advice and directions pursuant to section 182(5) of the Business Corporations Act (Ontario), R.S. 1990, c.B.1, as amended ("OBCA") with respect to calling and conducting a special meeting (the "Thomson Meeting") of the holders of the common shares of Thomson to consider and vote upon the plan of arrangement involving Thomson (the "Thomson Arrangement");

  (b)
  an order pursuant to s. 182 of the OBCA approving the Thomson Arrangement in the form described in a Notice of Special Meeting and Management Information Circular to be delivered; and

  (c)
  such further and other relief as this Honourable Court may deem just.

2.    The grounds of the application are:

  (a)
  Thomson is incorporated under the OBCA;

  (b)
  the Thomson Arrangement is an "arrangement" within the meaning of s. 182(1) of the OBCA;

  (c)
  all preconditions to the approval of the arrangement by the court will have been satisfied prior to the hearing of the application:

  (i)
  there will have been strict compliance with statutory requirements and the requirements of any Interim Order granted;

  (ii)
  nothing will have been done or purported to have been done that is not authorized by the OBCA;

  (d)
  the Thomson Arrangement is fair and reasonable;

  (e)
  section 182 of the OBCA;

  (f)
  rules 14.05(1), 14.05(2), 14.05(3)(f), 17.02 and 38 of the Rules of Civil Procedure; and

  (g)
  such further and other grounds as counsel may advise and this Honourable Court may permit.

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3.    The following documentary evidence will be used at the hearing of the application:

  (a)
  such interim order as may be granted by this Honourable Court;

  (b)
  an affidavit, to be sworn, describing, among other things, the transaction and the background to it;

  (c)
  supplementary affidavit material reporting on the results of the Thomson Meeting; and

  (d)
  such further and other material as counsel may advise and this Honourable Court may permit.

4.    Notice of this Application to Shareholders outside Ontario is given pursuant to rules 17.02(n) and 17.02(o) of the Rules of Civil Procedure.

February 5, 2008	TORYS LLP Suite 3000 Box 270, TD Centre 79 Wellington Street W. Toronto, Ontario M5K 1N2
James C. Tory LSUC#:23280C Tel: 416.865.7391
Andrew Gray LSUC#:46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, The Thomson Corporation

IN THE MATTER OF AN APPLICATION UNDER SECTION 182 OF THE BUSINESS CORPORATIONS ACT (ONTARIO) R.S.O. 1990, c. B. 16, AS AMENDED	Court File No. 08-CL-7393
AND IN THE MATTER OF A PLAN OF A PROPOSED ARRANGEMENT OF THE THOMSON CORPORATION

ONTARIO SUPERIOR COURT OF JUSTICE COMMERCIAL LIST
Proceeding commenced at Toronto

NOTICE OF APPLICATION

Torys LLP Suite 3000 79 Wellington St. W. Box 270, TD Centre Toronto, Ontario M5K 1N2 Canada
James C. Tory LSUC#:23280C Tel: 416.865.7391
Andrew Gray LSUC#:46626V Tel: 416.865.7630 Fax: 416.865.7380
Solicitors for the Applicant, The Thomson Corporation

C-12  MANAGEMENT INFORMATION CIRCULAR

ANNEX D – SECTION 185 OF THE OBCA

185.    (1) Rights of dissenting shareholders – Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

  (a)
  amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

  (b)
  amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

  (c)
  amalgamate with another corporation under sections 175 and 176;

  (d)
  be continued under the laws of another jurisdiction under section 181; or

  (e)
  sell, lease or exchange all or substantially all its property under subsection 184(3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.

(2)    Idem – If a corporation resolves to amend its articles in a manner referred to in subsection 170(1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

  (a)
  clause 170(1)(a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

  (b)
  subsection 170(5) or (6).

(2.1)    One class of shares – The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3)    Exception – A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

  (a)
  amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

  (b)
  deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.

(4)    Shareholder's right to be paid fair value – In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.

(5)    No partial dissent – A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(6)    Objection – A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder's right to dissent.

(7)    Idem – The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).

(8)    Notice of adoption of resolution – The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.

(9)    Idem – A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.

(10)    Demand for payment of fair value – A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

  (a)
  the shareholder's name and address;

  (b)
  the number and class of shares in respect of which the shareholder dissents; and

D-1

  (c)
  a demand for payment of the fair value of such shares.

(11)    Certificates to be sent in – Not later than the thirtieth day after the sending of a notice under subsection (10) a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(12)    Idem – A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.

(13)    Endorsement on certificate – A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.

(14)    Rights of dissenting shareholder – On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

  (a)
  the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

  (b)
  the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

  (c)
  the directors revoke a resolution to amend the articles under subsection 168(3), terminate an amalgamation agreement under subsection 176(5) or an application for continuance under subsection 181(5), or abandon a sale, lease or exchange under subsection 184(8), in which case the dissenting shareholder's rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.

(15)    Offer to pay – A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

  (a)
  a written offer to pay for the dissenting shareholder's shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

  (b)
  if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(16)    Idem – Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.

(17)    Idem – Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(18)    Application to court to fix fair value – Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.

(19)    Idem – If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.

(20)    Idem – A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).

(21)    Costs – If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.

(22)    Notice to shareholders – Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

  (a)
  has sent to the corporation the notice referred to in subsection (10); and

  (b)
  has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

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of the date, place and consequences of the application and of the dissenting shareholder's right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.

(23)    Parties joined – All dissenting shareholders who satisfy the conditions set out in clauses (22)(a) and (b) shall be deemed to be joined as parties to an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.

(24)    Idem – Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.

(25)    Appraisers – The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(26)    Final order – The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22)(a) and (b).

(27)    Interest – The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(28)    Where corporation unable to pay – Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(29)    Idem – Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

  (a)
  withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder's full rights are reinstated; or

  (b)
  retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(30)    Idem – A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

  (a)
  the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

  (b)
  the realizable value of the corporation's assets would thereby be less than the aggregate of its liabilities.

(31)    Court order – Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.

(32)    Commission may appear – The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.

D-3

ANNEX E – THOMSON CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the shareholders of The Thomson Corporation:

We have audited the accompanying consolidated balance sheets of The Thomson Corporation (the "Company") as at December 31, 2006, 2005 and 2004, and the related consolidated statements of earnings, cash flows and changes in shareholders' equity for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit of the Company's consolidated financial statements as of December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company's consolidated financial statements as of December 31, 2005 and December 31, 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2006, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

As discussed in note 2 to the consolidated financial statements, the Company changed its method of accounting for financial instruments effective January 1, 2006.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

February 23, 2007 (except for Notes 7, 23 and 25, which are as at November 30, 2007)

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

E-2  MANAGEMENT INFORMATION CIRCULAR

Audited Consolidated Financial Statements for the Years Ended December 31, 2006, 2005 and 2004

EXPLANATORY NOTE

The Thomson Corporation ("Thomson" or the "Company") is including these updated financial statements to reflect current presentations that reclassify certain financial information for:

  1)
  changes in its reportable segments that occurred effective January 1, 2007, and:

  2)
  changes in the classification of certain businesses and operations that have been, or are to be, sold and classified as discontinued operations.

This report reclassifies certain financial information for each of the three years in the period ended December 31, 2006.

Change in reportable segments

Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Additionally, in March 2007, a broker research business managed by the Legal segment was transferred to the Financial segment. Financial information for all periods has been restated to reflect this transfer.

The format as of January 1, 2007 has already been disclosed in the Company's Quarterly Information Filing for the three months ended March 31, 2007 for the six months ended June 30, 2007 and for the nine months ended September 30, 2007.

Classification of certain entities as discontinued operations

As disclosed in the Company's quarterly and annual filings, various businesses have been reclassified as discontinued operations within the consolidated financial statements for all periods presented. The businesses classified as discontinued operations in the attached report and the dates on which the reclassification occurred are set out below:

2007 Activity

•
In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

•
In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

2006 Activity

•
In October 2006, the Company announced its intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

•
In May 2007, the Company agreed to sell Thomson Learning's higher education, careers and library reference businesses. The sale was completed in July 2007.

•
In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training.

•
In June 2007, the Company agreed to sell Prometric, a global leader in assessment services. The sale was completed in October 2007.

•
In the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company's Market Research and NewsEdge businesses. The Company completed the sale of its Market Research business in May 2007 and its NewsEdge business in July 2007.

•
In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

•
In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

•
In the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. The Company completed the sale of Peterson's in July 2006 and K.G. Saur in August 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

2005 Activity

•
In December 2005, the Company's board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.

2004 Activity

•
In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets.

•
In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc., a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media.

•
In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning.

E-4  MANAGEMENT INFORMATION CIRCULAR

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

	Year Ended December 31
(millions of U.S. dollars, except per common share amounts)	2006 (note 7)	2005 (note 7)	2004 (note 7)

Revenues	6,612	6,145	5,658
Cost of sales, selling, marketing, general and administrative expenses	(4,678)	(4,330)	(3,981)
Depreciation (note 11 and 12)	(439)	(414)	(415)
Amortization (note 13)	(241)	(235)	(206)

Operating profit	1,254	1,166	1,056
Net other income (expense) (note 4)	1	(28)	2
Net interest expense and other financing costs (note 5)	(221)	(221)	(235)
Income taxes (note 6)	(118)	(260)	(177)

Earnings from continuing operations	916	657	646
Earnings from discontinued operations, net of tax (note 7)	204	277	365

Net earnings	1,120	934	1,011
Dividends declared on preference shares (note 16)	(5)	(4)	(3)

Earnings attributable to common shares	1,115	930	1,008

Earnings per Common Share (note 8)
Basic and diluted earnings per common share:
From continuing operations	$1.41	$1.00	$0.98
From discontinued operations	0.32	0.42	0.56

Basic and diluted earnings per common share	$1.73	$1.42	$1.54

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

	December 31
(millions of U.S. dollars)	2006 (note 7)	2005 (note 7)	2004 (note 7)

Assets
Cash and cash equivalents	334	407	405
Accounts receivable, net of allowances of $97 million (2005 – $102 million, 2004 – $126 million) (note 9)	1,362	1,169	1,110
Inventories (note 10)	72	67	69
Prepaid expenses and other current assets	296	256	235
Deferred income taxes (note 6)	153	129	112
Current assets of discontinued operations (note 7)	1,048	981	961

Current assets	3,265	3,009	2,892
Computer hardware and other property, net (note 11)	625	604	576
Computer software, net (note 12)	647	568	588
Identifiable intangible assets, net (note 13)	3,456	3,514	3,713
Goodwill (note 14)	6,543	5,938	5,952
Other non-current assets	1,082	1,129	1,132
Non-current assets of discontinued operations (note 7)	4,514	4,672	4,790

Total assets	20,132	19,434	19,643

Liabilities and Shareholders' Equity
Liabilities
Short-term indebtedness (note 15)	333	191	5
Accounts payable and accruals	1,304	1,197	1,230
Deferred revenue	964	791	757
Current portion of long-term debt (note 15)	264	98	295
Current liabilities of discontinued operations (note 7)	874	830	796

Current liabilities	3,739	3,107	3,083
Long-term debt (note 15)	3,681	3,957	3,987
Other non-current liabilities	785	791	980
Deferred income taxes (note 6)	997	1,156	1,164
Non-current liabilities of discontinued operations (note 7)	449	460	467

Total liabilities	9,651	9,471	9,681

Shareholders' equity
Capital (note 16)	2,799	2,726	2,696
Retained earnings	7,169	6,992	6,808
Accumulated other comprehensive income	513	245	458

Total shareholders' equity	10,481	9,963	9,962

Total liabilities and shareholders' equity	20,132	19,434	19,643

Contingencies (note 18)

The related notes form an integral part of these consolidated financial statements.

E-6  MANAGEMENT INFORMATION CIRCULAR

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

	Year Ended December 31
(millions of U.S. dollars)	2006 (note 7)	2005 (note 7)	2004 (note 7)

Cash provided by (used in):

Operating Activities
Net earnings	1,120	934	1,011
Remove earnings from discontinued operations	(204)	(277)	(365)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	439	414	415
Amortization (note 13)	241	235	206
Net gains on disposals of businesses and investments (note 4)	(47)	(5)	(53)
Loss from redemption of bonds (notes 4 and 15)	–	23	53
Deferred income taxes (note 6)	(121)	(58)	(50)
Other, net	204	56	120
Pension contributions (note 17)	(23)	(30)	(7)
Changes in working capital and other items (note 21)	(46)	(56)	(174)
Cash provided by operating activities – discontinued operations (note 7)	562	643	652

Net cash provided by operating activities	2,125	1,879	1,808

Investing Activities
Acquisitions, less cash therein of $11 million (2005 – $8 million, 2004 – $210 million) (note 19)	(744)	(246)	(1,123)
Proceeds from disposals (note 19)	88	4	87
Capital expenditures, less proceeds from disposals of $3 million (2005 – $2 million, 2004 – $4 million)	(453)	(427)	(407)
Other investing activities	(26)	(25)	(37)
Capital expenditures of discontinued operations (note 7)	(184)	(215)	(215)
Other investing activities of discontinued operations	(17)	(14)	(28)
Proceeds from (income taxes paid on) disposals of discontinued operations (note 7)	81	(105)	474
Acquisitions by discontinued operations	(35)	(43)	(214)

Net cash used in investing activities	(1,290)	(1,071)	(1,463)

Financing Activities
Proceeds from debt (note 15)	–	401	1,174
Repayments of debt (note 15)	(88)	(621)	(1,185)
Net borrowings (repayments) under short-term loan facilities	108	184	(92)
Premium on bond redemption (note 15)	–	(22)	(41)
Repurchase of common shares	(412)	(256)	–
Dividends paid on preference shares (note 16)	(5)	(4)	(3)
Dividends paid on common shares (note 16)	(553)	(505)	(484)
Other financing activities, net	38	25	2

Net cash used in financing activities	(912)	(798)	(629)

Translation adjustments	4	(8)	6

(Decrease) increase in cash and cash equivalents	(73)	2	(278)
Cash and cash equivalents at beginning of period	407	405	683

Cash and cash equivalents at end of period	334	407	405

Supplemental cash flow information is provided in notes 5, 20 and 21.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(millions of U.S. dollars)	Stated Share Capital[1]	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 2)	–	–	–	–	51	51	51

Balance, January 1, 2006	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				1,120	–	1,120	1,120
Unrecognized net gain on cash flow hedges				–	8	8	8
Foreign currency translation adjustments				–	230	230	230
Net gain reclassified to income				–	(21)	(21)	(21)

Comprehensive income				1,120	217	1,337	1,337
Dividends declared on preference shares	–	–	–	(5)	–	(5)	(5)
Dividends declared on common shares	–	–	–	(567)	–	(567)	(567)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	14	–	14	–	–	–	14
Repurchase of common shares (note 16)	(41)	–	(41)	(371)	–	(371)	(412)
Effect of stock compensation plans	70	30	100	–	–	–	100

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481

(millions of U.S. dollars)	Stated Share Capital[1]	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2004	2,588	108	2,696	6,808	458	7,266	9,962
Comprehensive income:
Net earnings				934	–	934	934
Foreign currency translation adjustments				–	(213)	(213)	(213)

Comprehensive income				934	(213)	721	721
Dividends declared on preference shares	–	–	–	(4)	–	(4)	(4)
Dividends declared on common shares	–	–	–	(517)	–	(517)	(517)
Common shares issued under DRIP	12	–	12	–	–	–	12
Repurchase of common shares	(27)	–	(27)	(229)	–	(229)	(256)
Effect of stock compensation plans	26	19	45	–	–	–	45

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963

(millions of U.S. dollars)	Stated Share Capital[1]	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2003	2,568	71	2,639	6,295	259	6,554	9,193
Comprehensive income:
Net earnings				1,011	–	1,011	1,011
Foreign currency translation adjustments					199	199	199

Comprehensive income				1,011	199	1,210	1,210
Dividends declared on preference shares	–	–	–	(3)	–	(3)	(3)
Dividends declared on common shares	–	–	–	(495)	–	(495)	(495)
Common shares issued under DRIP	11	–	11	–	–	–	11
Effect of stock compensation plans	9	37	46	–	–	–	46

Balance, December 31, 2004	2,588	108	2,696	6,808	458	7,266	9,962

1
Includes both common and preference share capital

The related notes form an integral part of these consolidated financial statements.

E-8  MANAGEMENT INFORMATION CIRCULAR

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

•
persuasive evidence of an arrangement exists;

•
delivery has occurred;

•
the fee is fixed or determinable; and

•
collectibility is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor's product or service. Consideration is also given to whether the Company was involved in the selection of the vendor's product or service, has latitude in establishing the sales price, or has credit risk.

In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-Based Products (Excluding Software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple Element Arrangements

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-Related Products and Services

License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer's obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company's costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

E-10  MANAGEMENT INFORMATION CIRCULAR

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3 – 5 years
Buildings and building improvements	5 – 40 years
Furniture, fixtures and equipment	3 – 10 years

Computer Software

Capitalized Software for Internal Use

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in "Computer software, net" in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in "Depreciation" in the consolidated statement of earnings.

Capitalized Software to be Marketed

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in "Computer software, net" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Certain trade names with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Trade names	2 – 30 years
Customer relationships	1 – 40 years
Databases and content	2 – 25 years
Publishing rights	30 years
Other	2 – 29 years

Identifiable intangible assets with finite lives are tested for impairment as described under "Long-lived Assets" above.

Selected trade names comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of trade names is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a "reporting unit" level. A reporting unit is a group of businesses: (a) for which discrete financial information is available; and (b) for which segment management regularly reviews the operating results of the business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•
In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•
In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit's goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair values of the Company's reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

See Note 2 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•
cross-currency swap agreements to hedge foreign currency exposures on non-U.S. dollar denominated debt;

E-12  MANAGEMENT INFORMATION CIRCULAR

•
foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•
interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative's effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross-currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-Based Compensation Plans

Stock Incentive Plan

Under the stock incentive plan, Thomson may grant stock options, restricted share units ("RSUs"), performance restricted share units ("PRSUs") and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common shares on the New York Stock Exchange ("NYSE")on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common shares on the NYSE on the day prior to the grant date.

Performance Restricted Share Units

In 2006, the Company introduced a new long-term incentive program under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company's performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the closing price of the Company's common shares on the day prior to the grant date and the number of units expected to vest.

Phantom Stock Plan

Awards under the phantom stock plan are granted in the form of stock appreciation rights ("SARs"). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company's common shares at the end of each reporting period.

Employee Stock Purchase Plan

In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

Comparative Amounts

Prior periods have been restated for discontinued operations.

Note 2: Changes in Accounting Policies

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduces a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

•
an increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•
a reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•
an increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•
a presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no material impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

During the year ended December 31, 2006, a net increase of $8 million in unrealized gains for cash flow hedges was reflected in "Accumulated other comprehensive income." The net realized gain in the period previously deferred on adoption in "Accumulated other comprehensive income" was less than $1 million. The net decrease in fair value in the period of fair value hedges and the related hedged items of $7 million was reflected in "Prepaid expenses and other current assets," "Current portion of long-term debt," "Other non-current assets" and "Long-term debt."

As of December 31, 2006, approximately $3 million of net deferred gains in "Accumulated other comprehensive income" were expected to be recognized in earnings over the following 12 months. The remaining net deferred gains in "Accumulated other comprehensive income" were expected to be recognized over a period of up to eight years.

Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA ("EIC") issued Abstract 161, Discontinued Operations ("EIC-161"). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company's consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date ("EIC-162"), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the grant date to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company's financial statements for any period in 2006.

E-14  MANAGEMENT INFORMATION CIRCULAR

Note 3: THOMSONplus Program

In 2006, Thomson formally announced the THOMSONplus program. THOMSONplus is a series of initiatives which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. The program is expected to produce cost savings for its businesses by:

•
Realigning its business units into five segments;

•
Streamlining and consolidating certain functions such as finance, accounting and business systems;

•
Leveraging infrastructure and technology for customer contact centers;

•
Establishing low-cost shared service centers;

•
Consolidating certain technology infrastructure operations such as voice and data networks, data centers, storage and desktop support; and

•
Re-engineering certain product development and production functions and realigning particular sales forces within its business segments.

To accomplish these initiatives, the Company expects to incur approximately $250 million of expenses through 2009, primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment.

In 2006, the Company incurred $60 million of expenses within continuing operations associated with THOMSONplus consisting primarily of consulting fees and severance. The consulting costs primarily related to its efforts to deploy SAP as a company-wide ERP system, which will continue throughout 2007 and 2008. The severance primarily related to the elimination of certain positions and the relocation of others to lower cost locations resulting from the establishment of a facility in Hyderabad, India to perform certain finance functions. Additionally, the Company incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006. These expenses consisted of severance and losses on vacated leased properties.

Because THOMSONplus is a series of initiatives, the timing of these costs and savings may shift between different calendar years. However, based on current estimates, the Company expects to incur expenses of approximately $100 million in 2007, $50 million in 2008 and $30 million in 2009.

Of the $60 million spent on THOMSONplus in 2006, $16 million of expenses were associated with the restructuring activities of the program. The liabilities associated with these restructuring activities were not material as of December 31, 2006.

Note 4: Net Other Income (Expense)

The components of net other income (expense) include:

	Year Ended December 31
	2006	2005	2004

Net gains on disposals of businesses and investments	47	5	53
Loss from redemption of debt securities	–	(23)	(53)
Equity in net earnings of associates	–	5	–
Other income (expense)	(46)	(15)	2

Net other income (expense)	1	(28)	2

Net gains on disposals of businesses and investments

For the year ended December 31, 2006, net gains on disposals of businesses and investments were comprised primarily of a gain on the sale of an equity investment. For the year ended December 31, 2004, net gains on disposals of businesses and investments includes a gain of $35 million from the sale of an investment. Additionally, this amount includes $14 million from the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

Loss from redemption of debt securities

In August and September 2005, the Company redeemed two outstanding issuances of debt securities with an aggregate carrying value of approximately US$400 million. In November 2004, the Company redeemed four outstanding issuances of debt securities with an aggregate book value of approximately Cdn$1.2 billion (approximately US$0.8 billion). These losses primarily represent required premiums paid for early extinguishment and non-cash write-offs of deferred costs. See Note 15.

Other (expense) income

For the year ended December 31, 2006, other expense primarily related to a legal reserve representing Thomson's portion of the cash settlement expected to be paid in 2007 related to the Rodriguez v. West Publishing Corp. and Kaplan Inc. case. For the year ended December 31, 2005, other expense relates to a write-down of an investment to reflect current estimates of fair value.

Note 5: Net Interest Expense and Other Financing Costs

The components of net interest expense and other financing costs include:

	Year Ended December 31
	2006	2005	2004

Interest income	24	16	10
Interest expense on short-term indebtedness	(26)	(9)	(2)
Interest expense on long-term debt	(219)	(228)	(243)

	(221)	(221)	(235)

Interest paid on short-term indebtedness and long-term debt during 2006 was $244 million (2005 – $220 million,
2004 – $250 million) and interest received during 2006 was $25 million (2005 – $14 million, 2004 – $10 million).

Note 6: Income Taxes

The components of earnings (loss) from continuing operations before taxes by jurisdiction are as follows:

	Year Ended December 31
	2006	2005	2004

Canada	(242)	(245)	(258)
U.S. and other jurisdictions	1,276	1,162	1,081

Total earnings before taxes[1]	1,034	917	823

1
Represents earnings from continuing operations before income taxes.

The provision for income taxes on continuing operations consisted of:

	Year Ended December 31
	2006	2005	2004

Canada:
Current	1	126	1
Deferred	(20)	(17)	(15)

Total Canadian	(19)	109	(14)

U.S. and other jurisdictions:
Current	238	192	226
Deferred	(101)	(41)	(35)

Total U.S. and other jurisdictions	137	151	191

Total worldwide	118	260	177

E-16  MANAGEMENT INFORMATION CIRCULAR

The tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31 are as follows:

	2006	2005	2004

Accrued expenses	181	171	162
Deferred compensation and stock options	124	116	122
Accounts receivable allowances	32	38	35
Tax loss and credit carryforwards	862	794	766
Other	147	78	73

Total deferred tax asset	1,346	1,197	1,158
Valuation allowance	(441)	(412)	(369)

Net deferred tax asset	905	785	789
Intangible assets	(1,279)	(1,230)	(1,249)
Other long-lived assets[1]	(37)	(173)	(191)
Financial instruments	(273)	(237)	(214)
Pension	(144)	(147)	(147)
Other	(16)	(25)	(40)

Total deferred tax liability	(1,749)	(1,812)	(1,841)

Net deferred tax liability	(844)	(1,027)	(1,052)

1
Other long-lived assets include Computer hardware and other property and Computer software for internal use.

The net deferred liability of $844 million (2005 – $1,027 million, 2004 – $1,052 million) was comprised of net current deferred tax assets of $153 million (2005 – $129 million, 2004 – $112 million) and net long-term deferred tax liabilities of $997 million
(2005 – $1,156 million, 2004 – $1,164 million).

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. The following details the movements in the valuation allowance for the years ended December 31, 2006, 2005 and 2004:

	2006	2005	2004

Balance at beginning of year	412	369	406
Additional Canadian and other net operating losses with no benefit	68	89	90
Releases of valuation allowances to income	(26)	(16)	(59)
Reduction due to change in deferred tax liability related to debt instruments[1]	(26)	(63)	(132)
Increase due to tax loss incurred on sale of DBM	–	–	68
Sale of Canadian subsidiary[2]	–	–	(51)
Exchange and other items	13	33	47

Balance at end of year	441	412	369

1
Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006, 2005 and 2004 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

2
In the fourth quarter of 2004, the Company sold a wholly-owned subsidiary, whose only asset consisted of Canadian tax loss carryforwards, to a company controlled by Kenneth R. Thomson. See Note 22.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	2006	2005	2004

Earnings before taxes	1,034	917	823

Income taxes at the Canadian corporate tax rate of 35.4% (2005 and 2004 – 36.0%)	366	330	296
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(276)	(171)	(141)
Additions to valuation allowance due to losses with no benefit	68	89	90
Releases of valuation allowances to income	(26)	(16)	(59)
Net change to contingent tax liabilities[1]	(5)	(93)	7
Withholding tax on repatriation of accumulated profits[2]	–	125	–
Other, net	(9)	(4)	(16)

Income tax provision on continuing operations	118	260	177

1
In 2005, this amount includes the recognition of a net tax benefit of $98 million from the release of contingent income tax liabilities. The liabilities were released upon completion of tax audits relating to prior year periods.

2
During the fourth quarter of 2005, the Company repatriated a substantial portion of the accumulated profits of certain of its subsidiaries. The repatriation was related to the recapitalization of these subsidiaries. The Company incurred a one-time withholding tax of $125 million in connection with this repatriation, which reduced cash provided by operating activities and net earnings in the fourth quarter by the same amount.

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company's operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company's effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process. The Company's contingency reserves principally represent liabilities for the years 2000 to 2006.

At December 31, 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $878 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $13 million. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2007 and 2026. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $5.4 billion at December 31, 2006. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

Note 7: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

E-18  MANAGEMENT INFORMATION CIRCULAR

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

Thomson completed the sale of its Thomson Learning businesses in 2007:

•
In May 2007, the Company completed the sale of Netg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

•
In July 2007, the Company completed its sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

•
In October 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6% promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

(See Note 25)

In future periods, the net proceeds will be adjusted for the payment of taxes and post-closing adjustments. The Company recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company's Market Research and NewsEdge businesses. It recorded impairment charges associated with these businesses related to identifiable intangible assets and goodwill of $4 million in the fourth quarter of 2006. The Company completed the sale of its Market Research business in May 2007. (See Note 25).

In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $63 million before taxes in the first half of 2006. The Company completed the sale of Peterson's in July 2006 and K.G. Saur in August 2006. Based upon the status of negotiations at December 31, 2006, the Company recorded a pre-tax impairment charge associated with Thomson Education Direct of $15 million relating to goodwill in the fourth quarter of 2006.

In December 2005, the Company's board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company recorded a post-tax gain of $23 million related to the completion of the sale in the third quarter of 2006.

For the year ended December 31, 2006, discontinued operations includes a gain of $21 million associated with currency translation adjustments on disposals which were released from "Accumulated other comprehensive income" in the consolidated balance sheet.

In November 2004, the Company sold the Thomson Media group, a provider of largely print-based information products focused on the banking, financial services and related technology markets for gross proceeds of $350 million. The Company recorded a post-tax gain of $94 million in 2004. The results of Thomson Media had previously been reported in the Corporate and other segment.

In the second quarter of 2004, Thomson sold Sheshunoff Information Services Inc. ("Sheshunoff"), a provider of critical data, compliance and management tools to financial institutions, which had been managed within Thomson Media. Based on estimates of fair value, an impairment charge relating to identifiable intangible assets and goodwill of $24 million before income taxes was recorded in the fourth quarter of 2003. Based on the status of negotiations at March 31, 2004, the Company recorded a further pre-tax impairment charge of $6 million relating to identifiable intangible assets in the first quarter of 2004. The Company recorded a post-tax gain of $6 million in 2004 related to the completion of the sale.

In February 2004, Thomson sold DBM, a provider of human resource solutions, which had been managed within Thomson Learning. The Company recorded a post-tax gain of $7 million in 2004 related to the completion of the sale.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the years ended December 31, 2006, 2005 and 2004, discontinued operations also included adjustments to tax liabilities for businesses previously sold. The reserves were reversed in conjunction with the expiration of certain tax audit periods, and are included in "Other" below.

Balance Sheet

	December 31, 2006
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	15	538	36	589
Inventory	1	252	1	254
Other current assets	4	70	5	79
Deferred income taxes	–	124	2	126

Total current assets	20	984	44	1,048

Non-current assets:
Computer hardware and other property	7	157	8	172
Computer software	5	145	1	151
Identifiable intangible assets	29	838	18	885
Goodwill	8	3,003	24	3,035
Other non-current assets	1	270	–	271

Total non-current assets	50	4,413	51	4,514

Current liabilities:
Accounts payable and accruals	15	499	25	539
Deferred revenue	38	260	20	318
Other current liabilities	16	1	–	17

Total current liabilities	69	760	45	874

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

E-20  MANAGEMENT INFORMATION CIRCULAR

	December 31, 2005
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	28	470	37	535
Inventory	1	254	–	255
Other current assets	5	62	2	69
Deferred income taxes	1	120	1	122

Total current assets	35	906	40	981

Non-current assets:
Computer hardware and other property	16	154	8	178
Computer software	24	158	–	182
Identifiable intangible assets	44	907	20	971
Goodwill	11	3,047	28	3,086
Other non-current assets	1	254	–	255

Total non-current assets	96	4,520	56	4,672

Current liabilities:
Accounts payable and accruals	20	495	23	538
Deferred revenue	33	218	30	281
Other current liabilities	11	–	–	11

Total current liabilities	64	713	53	830

Non-current liabilities:
Other non-current liabilities	5	50	3	58
Deferred income taxes	17	377	8	402

Total non-current liabilities	22	427	11	460

	December 31, 2004
	Legal	Learning	Healthcare	Total

Current assets:
Accounts receivable, net of allowances	31	473	34	538
Inventory	2	240	1	243
Other current assets	6	64	8	78
Deferred income taxes	1	98	3	102

Total current assets	40	875	46	961

Non-current assets:
Computer hardware and other property	19	144	11	174
Computer software	20	160	–	180
Identifiable intangible assets	46	944	18	1,008
Goodwill	5	3,128	35	3,168
Other non-current assets	1	259	–	260

Total non-current assets	91	4,635	64	4,790

Current liabilities:
Accounts payable and accruals	20	458	30	508
Deferred revenue	37	220	29	286
Other current liabilities	2	–	–	2

Total current liabilities	59	678	59	796

Non-current liabilities:
Other non-current liabilities	6	52	3	61
Deferred income taxes	17	383	6	406

Total non-current liabilities	23	435	9	467

	Year ended December 31, 2006
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	110	2,393	129	–	2,632

Earnings (loss) from discontinued operations before income taxes	(23)	237	27	–	241
Gain on sale of discontinued operations	4	3	40	5	52
Income taxes	12	(84)	(24)	7	(89)

Earnings (loss) from discontinued operations	(7)	156	43	12	204

	Year ended December 31, 2005
	Legal	Learning	Healthcare	Other	Total

Revenues from discontinued operations	133	2,319	150	–	2,602

Earnings (loss) from discontinued operations before income taxes	(22)	294	30	–	302
Gain on sale of discontinued operations	–	–	–	2	2
Income taxes	6	(25)	(11)	3	(27)

Earnings (loss) from discontinued operations	(16)	269	19	5	277

	Year ended December 31, 2004
	Legal	Learning	Healthcare	Media	Other	Total

Revenues from discontinued operations	123	2,193	152	163	–	2,631

Earnings (loss) from discontinued operations before income taxes	(21)	300	31	22	–	332
Gain on sale of discontinued operations	–	(21)	–	163	2	144
Income taxes	6	(57)	(11)	(70)	21	(111)

Earnings (loss) from discontinued operations	(15)	222	20	115	23	365

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. Due to the expiration of certain tax audit periods for Thomson Newspapers and other businesses, the Company adjusted its related tax liabilities which resulted in tax benefits in 2006 and 2005 of $11 million in each year (2004 – $19 million). Offsetting the release of tax liabilities in 2005 was a $9 million tax charge related to the 2004 sale of Thomson Media. Additionally, in 2006 the Company adjusted disposal liabilities related to Thomson Newspapers and other businesses resulting in $5 million (2005 and 2004 – $2 million) of earnings from discontinued operations for the year ended December 31, 2005. These amounts are included in "Other" above.

"Proceeds from (income taxes paid on) disposal of discontinued operations" within the consolidated statement of cash flow for the year ended December 31, 2006 represent cash received from the sale of Lawpoint, Law Manager, Peterson's, K.G. Saur and AHC. For the year ended December 31, 2005, the cash outflow from discontinued operations within the consolidated statement of cash flow represent taxes paid related to the 2004 sale of Thomson Media. For the year ended December 31, 2004, the cash inflow is net of taxes paid related to the 2003 sale of the portfolio of Healthcare Magazines.

The carrying values of businesses disposed of during 2006 consisted of current assets of $23 million, non-current assets of $89 million, current liabilities of $29 million and non-current liabilities of $2 million as of the date of disposal.

Note 8: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of

E-22  MANAGEMENT INFORMATION CIRCULAR

common shares certain employees have elected to receive in the future in lieu of cash compensation. The holders of deferred share units have no voting rights, but are entitled to dividends at each dividend payment date, which are reinvested as additional deferred share units based upon the dividend reinvestment plan as described in note 16.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	2006	2005	2004

Earnings from continuing operations	916	657	646
Dividends declared on preference shares	(5)	(4)	(3)

Earnings from continuing operations attributable to common shares	911	653	643

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below.

	2006	2005	2004

Weighted-average number of common shares outstanding	643,454,420	653,862,363	654,827,909
Vested deferred share units	677,104	574,385	473,448

Basic	644,131,524	654,436,748	655,301,357
Effect of stock and other incentive plans	1,894,821	531,283	625,946

Diluted	646,026,345	654,968,031	655,927,303

As of December 31, 2006, 4,028,992 stock options were outstanding that had exercise prices that were below the average market price. The effect of these options was not included in the diluted weighted average share calculation as their impact would have been anti-dilutive.

Note 9: Accounts Receivable Allowances

The change in the valuation allowances for returns, billing adjustments and doubtful accounts related to accounts receivable is as follows:

	2006	2005	2004

Balance at beginning of year	102	126	123
Charges	139	119	155
Write-offs	(147)	(138)	(160)
Other	3	(5)	8

Balance at end of year	97	102	126

"Other" includes additions from acquisitions and the impact of foreign currency translation.

The Company is exposed to normal credit risk with respect to its accounts receivable. To mitigate this credit risk, the Company follows a program of customer credit evaluation and maintains provisions for potential credit losses. The Company has no significant exposure to any single customer.

Note 10: Inventories

Inventories consist of the following:

	2006	2005	2004

Raw materials	17	15	15
Work in process	19	18	22
Finished goods	36	34	32

	72	67	69

Note 11: Computer Hardware and Other Property

Computer hardware and other property consisted of the following:

As at December 31, 2006	Cost	Accumulated depreciation	Net computer hardware and other property

Computer hardware	958	(678)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,718	(1,093)	625

As at December 31, 2005	Cost	Accumulated depreciation	Net computer hardware and other property

Computer hardware	978	(725)	253
Land, buildings and building improvements	438	(176)	262
Furniture, fixtures and equipment	300	(211)	89

	1,716	(1,112)	604

As at December 31, 2004	Cost	Accumulated depreciation	Net computer hardware and other property

Computer hardware	915	(684)	231
Land, buildings and building improvements	425	(175)	250
Furniture, fixtures and equipment	299	(204)	95

	1,639	(1,063)	576

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge in 2006 was $198 million (2005 – $190 million, 2004 – $190 million).

Note 12: Computer Software

Computer software consists of the following:

As at December 31, 2006	Cost	Accumulated amortization	Net computer software

Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84

	2,003	(1,356)	647

E-24  MANAGEMENT INFORMATION CIRCULAR

As at December 31, 2005	Cost	Accumulated amortization	Net computer software

Capitalized software for internal use	1,608	(1,085)	523
Capitalized software to be marketed	143	(98)	45

	1,751	(1,183)	568

As at December 31, 2004	Cost	Accumulated amortization	Net computer software

Capitalized software for internal use	1,432	(882)	550
Capitalized software to be marketed	120	(82)	38

	1,552	(964)	588

The amortization charge for internal use computer software in 2006 was $241 million (2005 – $224 million, 2004 – $225 million) and is included in "Depreciation" in the consolidated statement of earnings. The amortization charge for software intended to be marketed in 2006 was $25 million (2005 – $21 million, 2004 – $16 million) and is included in "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings.

Note 13: Identifiable Intangible Assets

The following table presents the details of identifiable intangible assets as at December 31, 2006, 2005 and 2004.

As at December 31, 2006	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets

Finite useful lives:
Trade names	206	(94)	112
Customer relationships	2,071	(675)	1,396
Databases and content	852	(408)	444
Publishing rights	1,250	(573)	677
Other	86	(52)	34

	4,465	(1,802)	2,663
Indefinite useful lives:
Trade names	793	–	793

	5,258	(1,802)	3,456

As at December 31, 2005	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets

Finite useful lives:
Trade names	223	(94)	129
Customer relationships	1,961	(560)	1,401
Databases and content	817	(338)	479
Publishing rights	1,188	(500)	688
Other	62	(38)	24

	4,251	(1,530)	2,721
Indefinite useful lives:
Trade names	793	–	793

	5,044	(1,530)	3,514

As at December 31, 2004	Gross identifiable intangible assets	Accumulated amortization	Net identifiable intangible assets

Finite useful lives:
Trade names	236	(69)	167
Customer relationships	1,800	(450)	1,350
Databases and content	890	(301)	589
Publishing rights	1,214	(459)	755
Other	71	(28)	43

	4,211	(1,307)	2,904
Indefinite useful lives:
Trade names	809	–	809

	5,020	(1,307)	3,713

The amortization charge for identifiable intangible assets in 2006 was $241 million (2005 – $235 million, 2004 – $206 million).

As at December 31, 2006, the average amortization life based upon the gross balance of the identifiable intangible assets with finite useful lives was approximately 18 years.

Publishing rights relate to certain historical acquisitions and are comprised of the cumulative value of trade names, imprints and titles, databases and other intangible assets. These intangible assets are amortized over a weighted-average useful life, which approximates 30 years.

Note 14: Goodwill

The following table presents goodwill by operating segment for the years ended December 31, 2006, 2005 and 2004.

	Legal	Financial	Tax and Accounting	Scientific	Healthcare	Total

Balance at December 31, 2003	2,745	1,548	518	299	96	5,206
Acquisitions	22	332	5	339	–	698
Adjusted purchase price allocations	(3)	(4)	(12)	(11)	(2)	(32)
Translation and other, net	37	33	–	10	–	80

Balance at December 31, 2004	2,801	1,909	511	637	94	5,952

Acquisitions	65	3	7	4	3	82
Adjusted purchase price allocations	(3)	(5)	–	15	–	7
Translation and other, net	(48)	(31)	–	(18)	(6)	(103)

Balance at December 31, 2005	2,815	1,876	518	638	91	5,938

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	–	(6)	(7)	(13)
Translation and other, net	57	34	–	10	(11)	90

Balance at December 31, 2006	2,937	2,058	536	655	357	6,543

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in decreases in goodwill of $8 million (2005 – increases of $18 million, 2004 – decreases of $12 million) as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $5 million
(2005 – $11 million, 2004 – $20 million).

Note 15: Financial Instruments

Accounting Change

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited

E-26  MANAGEMENT INFORMATION CIRCULAR

circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts." The primary debt carrying amounts are reflected in "Long-term debt" and "Current portion of long-term debt" in the consolidated balance sheet. The carrying amounts of derivative instruments are included in "Other current assets," "Other non-current assets," and "Other non-current liabilities" in the consolidated balance sheet, as appropriate.

Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on December 31.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At December 31, 2006, a significant portion of the Company's cash was on deposit with five such institutions.

Short-term Indebtedness

At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements. At December 31, 2005, short-term indebtedness was principally comprised of $167 million of commercial paper with an average interest rate of 4.2%. The rate was 4.3% after taking into account hedging arrangements. At December 31, 2004, short-term indebtedness was principally comprised of bank overdrafts.

Long-term Debt and Related Derivative Instruments

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair Value
As at December 31, 2006	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments

Bank and other	111	–	109	–
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	–	401	–
4.25% Notes, due 2009	200	–	195	–
4.75% Notes, due 2010	250	–	245	–
6.20% Notes, due 2012	700	–	723	–
5.25% Notes, due 2013	250	–	246	–
5.50% Debentures, due 2035	400	–	363	–
7.74% Private placement, due 2010	75	–	81	–

	3,945	(258)	3,969	(258)
Current portion	(264)	38

	3,681	(220)

	Carrying amount		Fair Value
As at December 31, 2005	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments

Bank and other	182	–	179	–
6.50% Debentures, due 2007	215	(36)	223	(46)
4.35% Notes, due 2009	258	(12)	259	(22)
4.50% Notes, due 2009	215	(31)	217	(33)
5.20% Notes, due 2014	516	(24)	542	(57)
6.85% Medium-term notes, due 2011	344	(90)	386	(108)
5.75% Notes, due 2008	400	–	406	–
4.25% Notes, due 2009	200	–	195	–
4.75% Notes, due 2010	250	–	247	–
6.20% Notes, due 2012	700	–	736	–
5.25% Notes, due 2013	250	–	249	–
5.50% Debentures, due 2035	400	–	387	–
Private placements, due 2006-2010	125	–	133	–

	4,055	(193)	4,159	(266)
Current portion	(98)	–

	3,957	(193)

E-28  MANAGEMENT INFORMATION CIRCULAR

	Carrying amount		Fair Value
As at December 31, 2004	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments

Bank and other	224	–	224	–
6.50% Debentures, due 2007	205	(25)	221	(45)
4.35% Notes, due 2009	247	(1)	250	(4)
4.50% Notes, due 2009	205	(21)	210	(26)
5.20% Notes, due 2014	493	(1)	504	(11)
6.90% Medium-term notes, due 2008	329	(69)	362	(78)
6.85% Medium-term notes, due 2011	329	(75)	372	(83)
5.75% Notes, due 2008	400	–	423	–
4.25% Notes, due 2009	200	–	202	–
4.75% Notes, due 2010	250	–	258	–
6.20% Notes, due 2012	700	–	769	–
5.25% Notes, due 2013	250	–	260	–
Floating rate notes	125	–	125	–
Private placements, due 2005-2010	325	–	352	–

	4,282	(192)	4,532	(247)
Current portion	(295)	–

	3,987	(192)

The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company's consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $54 million as of December 31, 2006. The total fair value for these agreements at December 31, 2006 was $176 million.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at December 31, 2006 was $82 million.

Currency Risk Exposures

Bank and other debt at December 31, 2006, 2005 and 2004 was primarily U.S. dollar-denominated and comprised notes issued in connection with the Capstar acquisition, along with foreign currency-denominated loans. The 6.50% Debentures, 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements			After currency hedging arrangements[1]
	2006	2005	2004	2006	2005	2004

Canadian dollar	1,559	1,548	1,808	–	–	–
U.S. dollar	2,348	2,435	2,392	3,703	3,790	4,008
Other currencies	38	72	82	38	72	82

	3,945	4,055	4,282	3,741	3,862	4,090

1
Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	Thereafter	Total

Before currency hedging arrangements	264	436	676	352	345	1,872	3,945
After currency hedging arrangements[1]	226	436	631	352	254	1,842	3,741

1
Represents net cash outflow upon maturity and, therefore, excludes fair value adjustment of $54 million at December 31, 2006.

Interest Rate Risk Exposures

At December 31, 2006, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2006	Average interest rate	% Share	2005	Average interest rate	% Share	2004	Average interest rate	% Share

Total fixed	3,218	5.40%	86%	3,305	5.40%	86%	3,373	5.60%	82%
Total floating	523	5.60%	14%	557	4.60%	14%	717	2.60%	18%

	3,741	5.40%	100%	3,862	5.20%	100%	4,090	5.10%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 79% to 21%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

At December 31, 2006, undrawn and available bank facilities amounted to $1.3 billion.

2006 Activity

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

2005 Activity

In the third quarter of 2005, the Company completed the early redemption of US$75 million of 7.62% privately placed notes and Cdn$400 million of 6.90% medium-term notes and settled an associated currency swap. A loss of US$23 million was recorded as a result of these redemptions in "Net other (expense) income" in the consolidated statement of earnings, primarily related to early redemption premiums and non-cash write-offs of deferred costs. These redemptions were principally financed by the August 2005 offering of US$400 million of 5.50% Debentures due 2035.

In addition to the early redemptions of debt, in December and September 2005, the Company also repaid US$50 million and US$75 million, respectively, of privately placed notes and in March 2005, Thomson repaid US$125 million of floating rate notes.

2004 Activity

In the fourth quarter of 2004, the Company redeemed, prior to their scheduled maturity dates, four outstanding issues of debt securities with an aggregate book value of Cdn$1.2 billion (approximately US$0.8 billion). The redeemed issuances were as follows:

  Cdn$250 million of 7.95% Notes, due 2005
  Cdn$250 million of 6.20% Notes, due 2006
  Cdn$250 million of 7.15% Notes, due 2006
  Cdn$450 million of 6.55% Notes, due 2007

A loss of $53 million was recorded as a result of these redemptions in "Net other (expense) income" in the consolidated statement of earnings, primarily related to required premiums paid for early extinguishment and non-cash write-offs of deferred costs. These redemptions were principally financed with two offerings also completed in November 2004. The offerings included Cdn$300 million of 4.35% Notes due December 1, 2009 and Cdn$600 million of 5.20% Notes due December 1, 2014.

The Company entered into a swap for the 4.35% Notes that converted the obligation to US$246 million at a fixed interest rate of 3.92%. The Company also entered into three combination currency and interest rate swaps for the 5.20% Notes to convert the obligation to US$492 million. The US$492 million obligation pays interest at a fixed rate of 4.88% on US$246 million, 4.75% on US$123 million and a floating rate of interest on the remaining US$123 million. The net proceeds of $733 million were used to partially fund the redemption.

E-30  MANAGEMENT INFORMATION CIRCULAR

In July 2004, the Company repaid Cdn$250 million of 9.15% Notes for US$182 million. Additionally, in July 2004, the Company repaid US$150 million of private placement debt.

In May 2004, Thomson completed an offering of US$250 million, 4.75% global Notes due 2010. In June 2004, Thomson completed an offering of Cdn$250 million, 4.50% Notes due 2009. The Company entered into two currency swaps to convert the obligation to US$184 million at a floating rate of interest. The Company used the net proceeds of $432 million from these offerings to repay other existing indebtedness and for other general corporate purposes.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At December 31, 2006, 2005, and 2004 the fair value of foreign exchange contracts was not material.

Investments

At December 31, 2006, 2005 and 2004, investments accounted for using the cost and equity methods were not material. These investments are reported within "Other non-current assets" in the consolidated balance sheet.

Note 16: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share Capital		Series II, cumulative redeemable
	Number of shares	Stated capital	preference share capital	Contributed surplus	Total capital

Balance, December 31, 2003	654,579,297	2,458	110	71	2,639

Common shares issued under Dividend Reinvestment Plan ("DRIP")	326,068	11	–	–	11
Common shares issued from exercise of stock options and other employee programs	226,462	7	–	–	7
Record deferred share units within contributed surplus	–	–	–	16	16
Transfer of contributed surplus for exercised stock options	–	2	–	(2)	–
Stock option expense	–	–	–	23	23

Balance, December 31, 2004	655,131,827	2,478	110	108	2,696

Common shares issued under Dividend Reinvestment Plan ("DRIP")	335,862	12	–	–	12
Effect of stock compensation plans	730,703	26	–	19	45
Repurchase of common shares	(7,249,400)	(27)	–	–	(27)

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726

Common shares issued under DRIP	347,840	14	–	–	14
Effect of stock compensation plans	1,820,781	70	–	30	100
Repurchase of common shares	(10,680,600)	(41)	–	–	(41)

Balance, December 31, 2006	640,437,013	2,532	110	157	2,799

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in 2006 were $0.88 (2005 – $0.79, 2004 – $0.755).

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $14 million (2005 – $12 million, 2004 – $11 million) reinvested in common shares issued under the DRIP.

Normal Course Issuer Bid

In May 2005, the Company initiated a normal course issuer bid to repurchase up to 15 million of its common shares. Under this first program, which ended on May 4, 2006, the Company repurchased and subsequently cancelled approximately 13.3 million shares at an average price per share of $36.28.

In May 2006, Thomson renewed its normal course issuer bid. Under this second program, the Company may purchase up to an additional 15 million of its common shares. Shares that are repurchased are cancelled. Purchases commenced on May 5, 2006. The plan was extended for 12 months upon its expiration in May 2007. The Company may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Through December 31, 2006, the Company repurchased approximately 4.6 million shares, at an average price per share of $40.09, under this second program.

For the year ended December 31, 2006, the Company repurchased a combined total of approximately 10.7 million common shares for approximately $412 million, representing an average cost per share of $38.57. Of the $412 million, $41 million was recorded as a reduction in capital based upon the historical average issuance price of the shares and $371 million was charged to retained earnings.

Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the bid at any time. From time to time when the Company does not possess material non-public information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2006, 2005 and 2004, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Note 17: Employee Future Benefits

Thomson sponsors both defined benefit and defined contribution employee future benefit plans covering substantially all employees. Costs for all future employee benefits are accrued over the periods in which employees earn the benefits.

Defined Benefit Plans

Thomson sponsors defined benefit plans providing pension and other post-retirement benefits to covered employees. Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. The Company uses a measurement date of September 30 for the majority of its plans. For the Company's largest plan, which is in the United States, an actuarial valuation is performed annually as of December 31.

E-32  MANAGEMENT INFORMATION CIRCULAR

The following significant weighted-average assumptions were employed to determine the net periodic pension and post-retirement plans' expenses and the accrued benefit obligations:

	Pensions			Other post-retirement plans
	2006	2005	2004	2006		2005		2004

Assumptions used to determine net periodic pension expense:
Expected long-term rate of return on plan assets	7.3%	7.5%	7.6%	N/A		N/A		N/A
Discount rate	5.4%	5.8%	5.8%	5.7%		6.1%		6.1%
Rate of compensation increase	4.3%	4.3%	4.3%	N/A	[1]	N/A	[1]	N/A	[1]

Assumptions used to determine benefit obligation:
Discount rate	5.5%	5.4%	5.8%	5.9%		5.7%		6.1%
Rate of compensation increase	4.5%	4.3%	4.3%	N/A	[1]	N/A	[1]	N/A	[1]

1
At the end of 2006, 2005 and 2004 these plans consisted almost entirely of retired employees.

The Company uses multiple techniques to determine its expected long-term rate of return on plan assets. These include the use of statistical models and the examination of historical returns. The Company's net defined benefit plan (income) expense is comprised of the following elements:

	Pensions
	Funded			Unfunded			Other post-retirement plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Components of net periodic benefit expense (income):
Current service cost	57	46	46	6	7	7	3	2	2
Interest cost	126	120	113	12	11	10	9	9	9
Plan amendments	3	–	–	(3)	1	–	3	–	(1)
Actual return on plan assets	(208)	(285)	(188)	–	–	–	–	–	–
Actuarial losses (gains)	15	168	39	(9)	12	(2)	(6)	9	(7)

Subtotal	(7)	49	10	6	31	15	9	20	3

Adjustments[1]:
Difference between expected and actual return on plan assets	54	130	32	–	–	–	–	–	–
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	37	(135)	(15)	11	(11)	3	10	(7)	10
Difference between amortization of past service costs for year and actual plan amendments for year	(3)	1	1	4	1	2	(3)	–	1
Amortization of transitional asset	(1)	(1)	–	–	–	–	–	–	–

Subtotal adjustments	87	(5)	18	15	(10)	5	7	(7)	11

Net defined benefit plan expense	80	44	28	21	21	20	16	13	14

1
Adjustments reflect the deferral and amortization of experience gains and losses over applicable periods.

The following information summarizes activity in all of the pension and other post-retirement benefit plans for the Company:

	Pensions
	Funded			Unfunded			Other post-retirement plans
	2006	2005	2004	2006	2005	2004	2006	2005	2004

Benefit obligation
Beginning benefit obligation	2,268	2,104	1,914	207	182	173	165	154	159
Current service cost	57	46	46	6	7	7	3	2	2
Interest cost	126	120	113	12	11	10	9	9	9
Plan participants' contributions	4	4	5	–	–	–	–	–	1
Plan amendments	3	–	–	(3)	1	–	3	–	–
Actuarial losses (gains)	15	168	39	(9)	12	(2)	(6)	9	(7)
Non-routine events	–	(11)	(4)	–	–	–	–	–	(1)
Acquisitions, net	2	9	6	1	1	–	–	–	2
Benefits paid	(95)	(88)	(87)	(7)	(8)	(7)	(10)	(9)	(11)
Translation adjustments	118	(84)	72	–	1	1	–	–	–

Ending benefit obligation	2,498	2,268	2,104	207	207	182	164	165	154

Plan assets
Beginning fair value of plan assets	2,181	2,050	1,821	–	–	–	–	–	–
Actual return on plan assets	208	285	188	–	–	–	–	–	–
Employer contributions	37	15	44	7	8	7	10	9	10
Plan participants' contributions	4	4	5	–	–	–	–	–	1
Benefits paid	(95)	(88)	(87)	(7)	(8)	(7)	(10)	(9)	(11)
Other, net	1	(2)	7	–	–	–	–	–	–
Translation adjustments	121	(83)	72	–	–	–	–	–	–

Ending fair value of plan assets	2,457	2,181	2,050	–	–	–	–	–	–

Funded status – deficit	(41)	(87)	(54)	(207)	(207)	(182)	(164)	(165)	(154)
Unamortized net actuarial loss	437	515	529	29	38	27	40	50	43
Unamortized past service costs	7	4	5	2	6	7	2	(1)	(1)
Unamortized net transitional asset	(4)	(5)	(6)	–	–	–	–	–	–
Post-measurement date activity[1]	–	14	1	2	2	2	2	2	2

Accrued benefit asset (liability)	399	441	475	(174)	(161)	(146)	(120)	(114)	(110)

An accrued pension benefit asset of $434 million (2005 – $477 million, 2004 – $519 million) is included in "Other non-current assets" in the consolidated balance sheet. An accrued pension benefit liability of $209 million (2005 – $197 million,
2004 – $190 million) as well as the accrued liability for other post-retirement plans are included in "Other non-current liabilities" in the consolidated balance sheet.

The unfunded pension plans referred to above consist primarily of supplemental executive retirement plans ("SERPs") for eligible employees. Thomson partially funds the liabilities of these plans through insurance contracts, which are excluded from plan assets in accordance with CICA Handbook Section 3461. The cash surrender values of insurance contracts used to fund the SERPs are included in "Other non-current assets" in the consolidated balance sheet.

The benefit obligations of funded plans that had benefit obligations that exceeded plan assets at December 31, 2006 were $2,008 million (2005 – $1,823 million, 2004 – $1,761 million). These plans had related fair values of plan assets of $1,909 million (2005 – $1,706 million, 2004 – $1,674 million). While these plans are not considered fully funded for financial reporting purposes, they are adequately funded under the applicable statutory funding rules and regulations governing the particular plans.

As of December 31, 2006, the Company had cumulative unrecognized actuarial losses associated with all of its pension plans of $466 million, compared to $553 million at December 31, 2005 and $537 million at December 31, 2004. The majority of these losses are a result of the decline in discount rates over the past few years reflecting the overall decline in interest rates, primarily in the United States. Actuarial gains and losses are included in the calculation of annual pension expense subject to the following amortization methodology. Unrecognized actuarial gains or losses are netted with the difference between the market-related value and fair value of plan assets. To the extent this net figure exceeds 10% of the greater of the projected benefit obligation or market-related value of plan assets, it is amortized into

E-34  MANAGEMENT INFORMATION CIRCULAR

pension expense on a straight-line basis over the expected average service life of active participants (approximately eight years at December 31, 2006). Unrecognized actuarial gains and losses below the 10% corridor are deferred.

Actuarial gains and losses also included the difference between the expected and actual returns on plan assets. The expected return on assets represents the increase in the market-related value of plan assets due to investment returns. The market-related value of plan assets is defined as the market-related value of plan assets at the prior measurement date adjusted for contributions and distributions during the plan year. The difference between actual asset returns and the expected return on assets for each year is recognized in asset values prospectively at the rate of 20% per year for five years.

The average healthcare cost trend rate used was 9.5% for 2006, which is reduced ratably to 5% in 2016. A 1% change in the trend rate would result in an increase or decrease in the benefit obligation for post-retirement benefits of approximately $17 million at December 31, 2006.

The Company's pension plans' allocation of assets as of the plans' measurement dates for 2006, 2005 and 2004 is as follows:

	Percentage of plans' assets
Asset category	2006	2005	2004

Equity securities	49%	56%	56%
Debt securities	51%	44%	44%

Total	100%	100%	100%

As of December 31, 2006, 2005 and 2004 there were no Thomson securities held in the Company's pension plans' assets.

Plan assets are invested to satisfy the fiduciary obligation to adequately secure benefits and to minimize Thomson's long-term contributions to the plans.

In March 2006, the Company voluntarily contributed $5 million to a benefit plan in the United Kingdom. In the fourth quarter of 2005, the Company voluntarily contributed $14 million to a combination of benefit plans in the United Kingdom. In September 2005, the Company voluntarily contributed $11 million to its principal qualified defined benefit pension plan in the U.S. In the fourth quarter of 2004, the Company contributed $7 million to a benefit plan in the UK. While none of these contributions was required under the applicable funding rules and regulations governing each country, the Company decided to make the voluntary contributions to further improve the funding of these plans. Total contributions made in 2006 to the Company's funded pension plans totaled $23 million (2005 – $30 million).

Based on regulatory requirements, the Company was not obligated to make contributions in 2006 and 2005 to its major pension plan, which is in the U.S. However, from time to time, the Company may elect to voluntarily contribute to the plan in order to improve its funded status. Because the decision to voluntarily contribute is based on various market-related factors, including asset values and interest rates, which are used to determine the plan's funded status, the Company cannot predict whether, nor the amount, it may elect to voluntarily contribute in 2007.

The benefit payments for the years ended December 31, 2006, 2005 and 2004 and the estimated payments thereafter, as assumed in the calculation of the benefit obligation as of December 31, 2006, are as follows:

Benefit Payments

	Pensions		Other post-retirement
	Funded	Unfunded	plans

2004	87	7	11
2005	88	8	9
2006	95	7	10
Estimated Future Payments:
2007	100	8	10
2008	100	9	11
2009	104	11	11
2010	108	12	12
2011	112	13	13
2012 to 2016	638	74	69

Defined Contribution Plans

The Company and its subsidiaries sponsor various defined contribution savings plans that have provisions for company-matching contributions. Total expense related to defined contribution plans was $69 million in 2006 (2005 – $58 million, 2004 – $64 million), which approximates the cash outlays related to the plans.

Note 18: Contingencies, Commitments and Guarantees

Lawsuits and Legal Claims

At December 31, 2006, the Company was a defendant in certain lawsuits involving its BAR/BRI business. Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York, alleges violations of U.S. federal antitrust laws. In June 2006, an additional complaint with substantially identical allegations to the Park matter, which is now captioned Arendas v. The Thomson Corporation, West Publishing Corporation d/b/a BAR/BRI and Doe Corporation, was filed in the Circuit Court for the Ninth Judicial Circuit in and for Orange County, Florida, alleging violations of Florida state antitrust law. The Company continues to defend itself vigorously in these cases.

In February 2007, the Company entered into a settlement agreement related to a lawsuit involving its BAR/BRI business that alleged violations of antitrust laws (Rodriguez v. West Publishing Corp. and Kaplan Inc.). Thomson's part of the settlement was $36 million, which was accrued for in the fourth quarter of 2006 and paid in June 2007.

In January 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding refund practices relating to certain duplicate subscription payments made by some of the Company's customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, Thomson was notified by the authorities that they had completed their inquiry and no action would be taken against it.

In addition to the matters described above, the Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company, including those described above, is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole.

Taxes

The Company maintains a liability for contingencies associated with known issues under discussion with tax authorities and transactions yet to be settled, and regularly assesses the adequacy of this liability. The Company records liabilities for known tax contingencies when, in the judgment of management, it is probable that a liability has been incurred. Contingencies are reversed to income in the period when management assesses that they are no longer required, or when they become no longer required by statute or resolution through the normal tax audit process. In the second quarter of 2005, the Company recognized a net tax benefit of $98 million within continuing operations from the release of contingent income tax liabilities upon completion of tax audits relating to prior year periods. The Company's remaining contingency reserves principally represent liabilities for the years 2000 to 2006.

In the normal course of business, the Company enters into numerous intercompany transactions related to the sharing of data and technology. The tax rules governing such transactions are complex and depend on numerous assumptions. At this time, management believes that it is not probable that any such transactions will result in additional tax liabilities, and therefore has not established contingencies related to these items. However, because of the volume and complexity of such transactions, it is possible that at some future date an additional liability could result from audits by the relevant taxing authorities.

Leases

The Company enters into operating leases in the ordinary course of business, primarily for real property and equipment. Payments for these leases are contractual obligations as scheduled per each agreement. Operating lease payments in 2006 were $147 million (2005 – $143 million, 2004 – $ 140 million). The future minimum operating lease payments are $154 million in 2007, $129 million in 2008, $106 million in 2009, $79 million in 2010, $66 million in 2011 and $246 million thereafter.

With certain leases, the Company guarantees a portion of the residual value loss, if any, incurred by the lessors in disposing of the assets, or in restoring a property to a specified condition after completion of the lease period. The liability associated with these restorations is recorded within "Other non-current liabilities." The Company believes, based upon current facts and circumstances, that the likelihood of a material payment pursuant to such guarantees is remote.

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Business Combinations and Investments

The Company has obligations to pay additional consideration for prior acquisitions, typically based upon performance measures contractually agreed to at the time of purchase. During each of the years ended December 31, 2006 and 2005, the Company made payments of $50 million for contingent consideration associated with the 2004 acquisition of TradeWeb. Relative to TradeWeb, the Company is obligated for additional contingent consideration of up to $50 million through 2007, if certain performance measures are achieved. The $50 million payments made in 2006 and 2005, as well as any future payments under this agreement, will be considered additional purchase price. The contingent consideration associated with TradeWeb is the largest for which the Company may become liable. The Company does not believe that additional payments in connection with other transactions would have a material impact on the consolidated financial statements.

In certain disposition agreements, the Company guarantees to the purchaser the recoverability of certain assets or limits on certain liabilities. The Company believes, based upon current facts and circumstances, that a material payment pursuant to such guarantees is remote.

Note 19: Acquisitions and Disposals

Acquisitions

The number of transactions completed and related cash consideration during 2006, 2005 and 2004 were as follows:

	Year Ended December 31
	2006		2005		2004
	Number of transactions	Cash consideration	Number of transactions	Cash consideration	Number of transactions	Cash consideration

Businesses and identifiable intangible assets acquired	23	692	25	181	29	1,117
Contingent consideration payment – TradeWeb	–	50	–	50	–	–
Investments in businesses	2	2	3	15	1	6

	25	744	28	246	30	1,123

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made in 2006, 2005 and 2004, the majority of the acquired goodwill is not deductible for tax purposes.

	2006	2005	2004

Cash and cash equivalents	11	8	210
Accounts receivable	31	12	58
Prepaid expenses and other current assets	12	12	12
Computer hardware and other property	9	2	5
Computer software	49	5	68
Identifiable intangible assets	160	126	495
Goodwill	528	82	698
Other non-current assets	5	–	1

Total assets	805	247	1,547

Accounts payable and accruals	(29)	(25)	(114)
Deferred revenue	(61)	(12)	(87)
Other non-current liabilities	(12)	(21)	(20)

Total liabilities	(102)	(58)	(221)

Net assets	703	189	1,326

Allocations related to certain acquisitions may be subject to adjustment pending final valuation.

The following provides a brief description of major acquisitions completed during 2006, 2005 and 2004.

Date	Company	Acquiring market group	Description

October 2006	Solucient, LLC	Healthcare	An advanced healthcare analytics and information company
September 2006	LiveNote Technologies	Legal	A provider of transcript and evidence management software
May 2006	MercuryMD, Inc.	Healthcare	A provider of mobile information systems serving the healthcare market
March 2006	Quantitative Analytics, Inc.	Financial	A provider of financial database integration and analysis solutions
July 2005	Global Securities Information, Inc.	Legal	A provider of online securities and securities-related information and research services
February 2005	Tax Partners, LLC	Tax & Accounting	A provider of sales and use tax compliance services primarily servicing the telecommunications industry in the U.S.
November 2004	Information Holdings Inc.	Scientific	A provider of intellectual property and regulatory information
May 2004	TradeWeb LLC	Financial	An online global trading platform for fixed income securities
May 2004	Starquote	Financial	A provider of financial information to the Canadian retail equity market
March 2004	CCBN.com, Inc.	Financial	A provider of web-based communications solutions for the investment community
January 2004	BIOSIS	Scientific	A provider of custom and standard information resources for biological researchers

The identifiable intangible assets acquired are summarized as follows:

				Weighted-average amortization Amortization period (years)
	2006	2005	2004	2006	2005	2004

Finite useful lives:
Tradenames	16	13	70	10	10	7
Customer relationships	116	103	305	10	13	11
Databases and content	8	7	90	8	7	8

Other	20	3	30	7	3	6

	160	126	495

Disposals

In 2006, Thomson received $81 million net cash consideration from the disposals of businesses that qualified as discontinued operations. In 2005, the Company paid $105 million in taxes associated with discontinued operations sold in a prior year. The disposals in 2004 were the sale of an investment, as well as the sale of a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by Kenneth R. Thomson. See Note 22.

In 2006, Thomson received $88 million (2005 – $4 million, 2004 – $87 million) cash consideration from the disposals of investments.

Note 20: Stock-based Compensation

Phantom Stock Plan

Thomson has a phantom stock plan that provides for the granting of stock appreciation rights ("SARs") to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common shares on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At December 31, 2006, the authorized number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognized an expense of $7 million related to the phantom stock plan for the year ended December 31, 2006 (2005 – $1 million benefit, 2004 – $6 million benefit) in the consolidated statement of earnings, of which $1 million

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was charged to discontinued operations in 2006 (2005 – nil), as a result of the change in the Company's share price as compared to the prior year-end.

A summary of the status of the Thomson phantom stock plan as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
	SARs	Canadian $ weighted- average exercise price	SARs	Canadian $ Weighted-average exercise price	SARs	Canadian $ weighted-average exercise price

Outstanding at beginning of year	2,209,503	38.66	2,451,224	37.28	2,611,168	36.51
Granted	–	–	252,154	40.77	219,467	41.74
Exercised	(527,000)	33.01	(382,335)	28.72	(278,827)	31.09
Forfeited	(150,945)	36.26	(111,540)	47.16	(100,584)	44.18

Outstanding at end of year	1,531,558	40.84	2,209,503	38.66	2,451,224	37.28

Exercisable at end of year	1,197,941	40.65	1,692,789	37.75	1,953,396	35.85

The following table summarizes information on SARs outstanding at December 31, 2006:

SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/06	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/06	Canadian $ weighted-average exercise price

21.77 – 32.125	45,834	0.5	21.77	45,834	21.77
35.00 – 44.50	1,300,546	5.0	39.87	966,929	39.31
48.40 – 57.45	185,178	4.5	52.34	185,178	52.34

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company's shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of December 31, 2006, there were 22,384,901 awards available for grant (2005- 22,991,887, 2004 – 5,769,181).

Stock Options

Under the plan, the exercise price of an option equals the closing market price of the Company's stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
	Options	Canadian $ weighted- average exercise price	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price

Outstanding at beginning of year	5,451,664	49.67	5,958,774	49.46	6,277,090	49.43
Granted	–	–	28,000	40.85	16,500	41.74
Exercised	(157,800)	42.69	(242,100)	41.00	(48,400)	41.00
Forfeited	(194,472)	52.16	(293,010)	51.59	(286,416)	49.77

Outstanding at end of year	5,099,392	49.79	5,451,664	49.67	5,958,774	49.46

Exercisable at end of year	5,067,267	49.85	5,384,539	49.77	4,952,559	50.16

The following table summarizes information on Canadian dollar-denominated stock options outstanding at December 31, 2006:

Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at 12/31/06	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 12/31/06	Canadian $ weighted-average exercise price

40.69 – 44.40	1,138,000	3.5	41.05	1,105,875	41.04
45.90 – 48.70	2,126,872	4.9	48.36	2,126,872	48.36
50.25 – 57.45	1,834,520	4.0	56.88	1,834,520	56.88

A summary of the status of the U.S. dollar-denominated options granted and exercised as of December 31, 2006, 2005 and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
	Options	U.S.$ weighted- average exercise price	Options	U.S.$ weighted-average exercise price	Options	U.S.$ weighted-average exercise price

Outstanding at beginning of year	10,469,989	32.62	7,956,303	31.38	5,240,395	29.96
Granted	380,000	38.27	3,084,846	35.11	2,934,033	33.71
Exercised	(742,400)	30.83	(330,285)	27.77	(59,500)	26.06
Forfeited	(479,625)	32.66	(240,875)	30.50	(158,625)	29.17

Outstanding at end of year	9,627,964	32.98	10,469,989	32.62	7,956,303	31.38

Exercisable at end of year	5,094,436	31.39	3,392,303	30.41	1,833,015	28.86

The following table summarizes information on U.S. dollar-denominated stock options outstanding at December 31, 2006:

Options outstanding			Options exercisable
U.S.$ range of exercise prices	Number outstanding at 12/31/06	Weighted-average remaining contractual life	U.S. $ weighted-average exercise price	Number exercisable at 12/31/06	U.S. $ weighted-average exercise price

26.06 – 29.70	1,594,867	6.0	26.07	1,591,742	26.07
30.79 – 33.76	4,747,126	7.5	33.55	2,809,861	33.49
33.87 – 41.66	3,285,971	9.0	35.50	692,833	35.14

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The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the year ended December 31, 2006, compensation expense recorded in connection with stock options was $19 million (2005 – $20 million, 2004 – $23 million), of which $3 million was charged to discontinued operations in each of 2006 and 2005.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $7.99, $7.27 and $7.56 for the years ended December 31, 2006, 2005 and 2004, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2005	2004

Risk-free interest rate	4.6%	4.4%	3.8%
Dividend yield	2.3%	2.3%	2.3%
Volatility factor	18.5%	18.8%	22.9%
Expected life (in years)	6	6	6

Restricted Share Units

In 2004, the Company made its initial grant of RSUs. RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional RSUs. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common shares on the day prior to the date of grant. For the year ended December 31, 2006, compensation expense recorded in connection with RSUs was $3 million (2005 – $1 million, 2004 – nil).

A summary of the status of the time based restricted share units granted and vested as of December 31, 2006, 2005, and 2004, and changes during the years ended on those dates, is as follows:

	2006		2005		2004
	RSUs	U.S.$ weighted- average value	RSUs	U.S. $ weighted-average value	RSUs	U.S. $ weighted-average value

Outstanding at beginning of year	223,715	33.86	27,150	34.68	–	–
Granted	192,098	38.20	201,194	33.77	30,167	34.68
Vested	(7,888)	34.79	(4,629)	34.69	(3,017)	34.68

Outstanding at end of year	407,925	35.89	223,715	33.86	27,150	34.68

During 2006, a total of 7,888 RSUs vested (2005 – 4,629). In January 2007, 5,239 shares were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2007.

Performance Restricted Share Units

In 2006, the Company introduced a new form of long-term incentive plan ("LTIP") intended to reward certain senior executives. Previously, the Company's LTIP awards were cash based.

Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units ("PRSUs") which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company's performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company's common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.

In 2006, 705,109 PRSUs were granted with a notional value of $27 million at an average share price of $38.88. Related compensatory expenses of $9 million were recorded in 2006.

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan ("ESPP") under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $4 million in 2006 relating to the 15% discount of purchased shares (2005 – $1 million). In 2006, 754,993 shares were issued under the plan of which 189,176 related to withholdings from the fourth quarter of 2005. In January 2007, 193,349 shares were issued related to withholdings from the fourth quarter of 2006.

Note 21: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" are:

	2006	2005	2004

Accounts receivable	(140)	(69)	(70)
Inventories	(4)	2	–
Prepaid expenses and other current assets	2	(16)	(14)
Accounts payable and accruals	66	70	3
Deferred revenue	81	38	(28)
Income taxes	(34)	(21)	(39)
Other	(17)	(60)	(26)

	(46)	(56)	(174)

Income taxes paid during 2006 were $321 million, which included $23 million relating to the 2006 sales of AHC, Peterson's and Law Manager, Inc. Income taxes paid during 2005 were $544 million, which included $105 million relating to the 2004 sale of Thomson Media and $125 million for a withholding tax from the repatriation of earnings of its subsidiaries. Income taxes paid during 2004 were $311 million, which included $36 million relating to the sale of Healthcare Magazines. Income tax refunds received during 2006 were $20 million (2005 – $5 million, 2004 – $16 million).

Note 22: Related Party Transactions

As of February 23, 2007, The Woodbridge Company Limited ("Woodbridge") and other companies affiliated with it together beneficially owned approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition either individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the amounts charged for these rentals and services were approximately $2 million (2005 – $2 million, 2004 – $3 million).

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, continue to participate in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States. Woodbridge assumed the pension liability associated with the active employees of Jane's as of the date of sale as part of its purchase. Jane's makes proportional contributions to these pension plans as required, and makes matching contributions in accordance with the provisions of the defined contribution plan.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000 (2005 and 2004 – $45,000), which would approximate the premium charged by a third party insurer for such coverage.

E-42  MANAGEMENT INFORMATION CIRCULAR

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

In February 2005, the Company entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When the Company initially signed the contract, it expected to pay Hewitt an aggregate of $115 million over a five year period. This contract was subsequently renegotiated and extended in September 2006. Under the new terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period. In 2006 and 2005, Thomson paid Hewitt $16 million and $5 million, respectively, for its services. Mr. Denning, one of the Company's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors.

In November 2004, Thomson sold its interest in a wholly-owned subsidiary, whose only asset consisted of tax losses, to a company controlled by the Company's controlling shareholder, Kenneth R. Thomson, for $14 million in cash. Thomson had certain Canadian non-capital tax losses that management did not expect to be able to utilize prior to their expiry, and had established valuation allowances against the tax benefit of these losses in prior years. Under Canadian law, certain tax losses may only be transferred to related companies, such as those affiliated with Kenneth R. Thomson. The transaction was recorded at the exchange amount and a gain of $14 million was recorded in "Net other (expense) income" in the consolidated statement of earnings. In connection with this transaction, the Company obtained a tax ruling and an independent accounting firm retained by the board of directors' Corporate Governance Committee provided an opinion based on their experience as professional business valuators that the sale price was not less than the fair market value of the tax losses and represented a reasonable negotiated price between Thomson and the purchaser from a financial point of view. After receiving the recommendation of the Corporate Governance Committee, the board of directors approved the transaction. Directors who were not considered independent because of their positions with Woodbridge refrained from deliberating and voting on the matter at both the committee and board meetings.

Note 23: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal; Financial; Tax & Accounting; Scientific and Healthcare. The reportable segments of Thomson are strategic business groups that offer products and services to target markets. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company. As of December 31, 2006, 2005 and 2004, the Company's five restated reportable segments are as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Reportable Segments – 2006

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets

Legal	3,029	188	950	329	6,454
Financial	2,025	180	380	395	3,489
Tax & Accounting	598	22	168	66	1,086
Scientific	602	23	151	57	1,344
Healthcare	374	16	81	351	755

Segment totals	6,628	429	1,730	1,198	13,128
Corporate and other[2]	–	10	(235)	28	1,442
Eliminations	(16)	–	–	–	–

Continuing operations	6,612	439	1,495	1,226	14,570

Discontinued operations					5,562

Total					20,132

Reportable Segments – 2005

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets

Legal	2,818	172	856	349	6,209
Financial	1,908	178	334	202	3,376
Tax & Accounting	532	20	141	64	1,030
Scientific	569	20	129	28	1,295
Healthcare	334	14	80	36	395

Segment totals	6,161	404	1,540	679	12,305
Corporate and other[2]	–	10	(139)	12	1,476
Eliminations	(16)	–	–	–	–

Continuing operations	6,145	414	1,401	691	13,781

Discontinued operations					5,653

Total					19,434

Reportable Segments – 2004

(millions of U.S. dollars)	Revenues	Depreciation	Segment operating profit	Additions to capital assets[1] and goodwill	Total assets

Legal	2,659	167	783	222	6,191
Financial	1,750	183	295	804	3,535
Tax & Accounting	480	21	129	49	979
Scientific	476	17	104	572	1,324
Healthcare	305	15	66	14	359

Segment totals	5,670	403	1,377	1,661	12,388
Corporate and other[2]	–	12	(115)	5	1,504
Eliminations	(12)	–	–	–	–

Continuing operations	5,658	415	1,262	1,666	13,892

Discontinued operations					5,751

Total					19,643

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Geographic Information – 2006

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets

United States	5,350	8,962	15,531
Europe	892	1,867	3,103
Asia-Pacific	193	158	387
Canada	155	164	948
Other countries	22	36	163

Total	6,612	11,187	20,132

Geographic Information – 2005

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets

United States	4,994	8,518	15,688
Europe	806	1,641	2,738
Asia-Pacific	183	146	359
Canada	142	178	437
Other countries	20	96	212

Total	6,145	10,579	19,434

Geographic Information – 2004

(by country of origin) (millions of U.S. dollars)	Revenues	Capital assets[1] and goodwill	Total assets

United States	4,596	8,640	15,558
Europe	753	1,779	3,091
Asia-Pacific	173	155	375
Canada	117	178	423
Other countries	19	39	196

Total	5,658	10,791	19,643

1
Capital assets include computer hardware and other property, capitalized software for internal use and identifiable intangible assets.

2
Corporate and other includes corporate costs, THOMSONplus and costs associated with the Company's stock-based compensation expense.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is Operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the business segment information to operating profit per the consolidated statement of earnings.

	For the year ended December 31
	2006	2005	2004

Segment operating profit	1,495	1,401	1,262
Less: Amortization	(241)	(235)	(206)

Operating profit	1,254	1,166	1,056

Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from U.S. GAAP. The following schedules present the material differences between Canadian and U.S. GAAP.

	For the year ended December 31,
	2006	2005	2004

Net earnings under Canadian GAAP	1,120	934	1,011
Differences in GAAP increasing (decreasing) reported earnings:
Asset retirement obligations	–	–	(11)
Business combinations	17	15	36
Related party transaction (note 22)	–	–	(14)
Derivative instruments and hedging activities	12	4	11
Income taxes	(6)	(6)	(11)
Net other (expense) income	–	–	(6)

Net income under U.S. GAAP	1,143	947	1,016

Earnings under U.S. GAAP from continuing operations	936	669	635
Earnings under U.S. GAAP from discontinued operations	207	278	381

Net income under U.S. GAAP	1,143	947	1,016

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.45	$1.02	$0.96
Discontinued operations, net of tax	$0.32	$0.42	$0.59

Basic earnings per common share	$1.77	$1.44	$1.55

Diluted earnings per common share, under U.S. GAAP, from:

Continuing operations	$1.44	$1.02	$0.96

Discontinued operations, net of tax	$0.32	$0.42	$0.58

Diluted earnings per common share	$1.76	$1.44	$1.54

	For the year ended December 31,
	2006	2005	2004

Comprehensive income under Canadian GAAP	1,337	721	1,210
Differences in GAAP increasing (decreasing) reported comprehensive income:
Differences in net income as per above	23	13	5
Foreign currency translation	(2)	2	(1)
Pension adjustment (including tax charge of $7 million in 2006, benefits of $4 million in 2005, $1 million in 2004)	16	21	2
Net unrealized gains on cash flow hedges (net of taxes in 2006, 2005 and 2004 – nil)	–	26	40

Comprehensive income under U.S. GAAP	1,374	783	1,256

	As at December 31,
	2006	2005	2004

Shareholders' equity under Canadian GAAP	10,481	9,963	9,962
Differences in GAAP increasing (decreasing) reported Shareholders' equity:
Business combinations	(590)	(605)	(622)
Employee future benefits	(512)	(33)	(50)
Derivative instruments and hedging activities	9	48	18
Income taxes	339	157	159

Shareholders' equity under U.S. GAAP	9,727	9,530	9,467

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Descriptions of the nature of the reconciling differences are provided below:

Asset retirement Obligations

Under Canadian GAAP, effective January 1, 2004, the Company adopted CICA Handbook Section 3110, Asset Retirement Obligations, with restatement of prior periods. The equivalent U.S. GAAP standard was effective January 1, 2003. Because the Company did not consider the impact of this standard to be material for purposes of the reconciliation to U.S. GAAP, this item was not treated as a difference between Canadian and U.S. GAAP in prior periods. Under U.S. GAAP, the Company recognized this liability by recording it as a 2004 expense item, consisting of operating expenses of $11 million offset by a tax benefit of $4 million.

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition related liabilities. The $17 million increase to income (2005 – $15 million, 2004 – $36 million) primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

The $590 million decrease in shareholders' equity as of December 31, 2006 (2005 – $605 million, 2004 – $622 million) primarily relates to basis differences in identifiable intangible assets and goodwill due to the factors discussed above, as well as a gain of $54 million recorded for U.S. GAAP resulting from a 1997 disposal mandated by the U.S. Department of Justice, which was required to be recorded as a reduction of goodwill under Canadian GAAP. On a U.S. GAAP basis, goodwill was $6,262 million at December 31, 2006 (2005 – $5,657 million, 2004 – $5,671 million). On the same basis, identifiable intangible assets, net of accumulated amortization, were $3,233 million at December 31, 2006 (2005 – $3,280 million, 2004 – $3,465 million).

Related Party Transactions

During 2004, in accordance with Canadian GAAP, the Company recognized gains on transactions with entities associated with its controlling shareholder in its net earnings. Under U.S. GAAP, such related party gains are not recognizable in net earnings but must be reflected as equity transactions. In 2004, the related party transaction was the sale of a wholly-owned subsidiary whose only asset was tax losses to a company controlled by Kenneth R. Thomson which resulted in a gain of $14 million.

In accordance with Canadian GAAP, within the consolidated statement of cash flow, these related party transactions were included in cash used in investing activities. Under U.S. GAAP, the cash received would have been classified as a financing activity. For the year ended December 31, 2004, cash used in investing activities would have been $14 million higher or $1,477 million and cash used in financing activities would have decreased by the same amount to $615 million.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("FAS") No. 133, Accounting for Derivative Instruments and Hedging Activities as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in note 2.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP than for U.S. GAAP.

Income Taxes

The income tax adjustment for each period is comprised of the tax effect of the U.S. GAAP reconciling items. The adjustment to shareholders' equity relates entirely to deferred tax liabilities.

In June 2006, the Financial Accounting Standards Board ("FASB") in the United States issued FASB Interpretation No. 48 ("FIN 48"), Accounting for Uncertainty in Income Taxes. This interpretation, which is effective January 1, 2007, prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company estimates that the impact of adopting FIN 48 will result in an initial increase of its tax liability of approximately $35 million that will be reflected as an adjustment to opening retained earnings.

Net other (expense) income

Under Canadian GAAP, investments in joint ventures are proportionally consolidated. Impairments for long-lived joint venture assets are recognized when the assets are not recoverable. Under U.S. GAAP, investments in joint ventures are accounted for as an equity investment. Impairments for equity investments are recognized when the decline of their fair value below carrying value is considered to be other than temporary. The adjustment relates to a joint venture investment that has long-lived assets that are recoverable, but whose carrying value is greater than its fair value.

Employee Future Benefits

In September 2006, the FASB issued Statement No. 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R) ("FAS 158"). FAS 158 requires an employer to recognize a net liability or asset and an offsetting adjustment to accumulated other comprehensive income to report the funded status of defined benefit pension and other post-retirement benefit plans effective for the Company's year ended December 31, 2006. Additionally, FAS 158 requires employers to measure plan obligations at their year-end balance sheet date, effective for the Company's year ending December 31, 2008. The Company has applied and will apply the requirements of FAS 158 prospectively at each stage of adoption.

Under the provisions of FAS 158 treatment, the Company's reported financial position as of December 31, 2006 under U.S. GAAP reflects an increase in net pension related liabilities of $502 million, a decrease in net deferred tax liabilities of $195 million and a decrease in shareholders' equity, reflected in accumulated other comprehensive income, of $307 million. There was no impact to reported earnings.

The following table summarizes the incremental effect of applying FAS 158 upon individual line items in the consolidated balance sheet under U.S. GAAP.

FAS 158 adjustments

Other non-current assets	(380)
Accounts payable and accruals	19
Other non-current liabilities	103
Long-term deferred income tax liability	(195)
Accumulated other comprehensive loss	(307)

As at December 31, 2006, there were no funded pension plans that had accumulated benefit obligations that exceeded the fair value of plan assets. The accumulated benefit obligation of funded pension plans that had accumulated benefit obligations that exceeded plan assets at December 31, 2005 and 2004 was $80 million and $168 million, respectively. These plans had related fair values of plan assets of $68 million in 2005 and $161 million in 2004.

Recently Issued Accounting Standards

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements ("FAS 157"). This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement's impact on its financial statements.

Note 25: Subsequent Events

Dividends

In February 2007, Thomson's board of directors approved an annualized 2007 dividend of $0.98 per common share, which represents a quarterly dividend in 2007 of $0.245 per common share. This represents an annual increase of $0.10 per share, or 11%, over 2006.

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Reuters Acquisition

In May 2007, Thomson agreed to acquire Reuters Group PLC (Reuters) and to combine the two companies through a dual listed company (DLC) structure. To effect the transaction, a newly formed United Kingdom company, Thomson-Reuters PLC, will indirectly acquire Reuters Group PLC through a scheme of arrangement in which each Reuters share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Upon implementation of the transaction, one Thomson-Reuters PLC share will be equivalent to one share of Thomson-Reuters Corporation. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before Thomson and Reuters announced the agreement, each Reuters share was valued at approximately 691 pence per share. The transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions.

As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices of approximately $2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at September 30, 2007, was approximately $67 million.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds. As of September 30, 2007, the balance in these funds, which were included in consolidated balance sheet as cash and cash equivalents, totaled approximately £1.4 billion.

On October 8, 2007, the Company announced three developments related to the proposed acquisition of Reuters:

•
The European Commission informed the Company and Reuters that it will proceed to a Phase 2 review of the proposed transaction in order to give it more time to examine the transaction and its impact on the competitive environment. The Company and Reuters currently anticipate that the Phase 2 review will be completed during the first quarter of 2008.

•
The Company and Reuters signed a timing agreement with the U.S. Department of Justice related to its regulatory review of the transaction. Under the timing agreement, the Department of Justice will provide the Company and Reuters with a decision by January 15, 2008.

•
The Company and Reuters signed a technical amendment related to the U.S. regulatory pre-condition described in the joint announcement of May 15, 2007. The purpose of the amendment was to reflect the actual review procedure being conducted by the Department of Justice and the companies' original intent in drafting the U.S. regulatory pre-condition. For technical reasons related to the dual listed company ("DLC") structure contemplated for Thomson-Reuters, the transaction is not subject to the filing and waiting period requirements of the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as had been contemplated and reflected in the original wording of the U.S. regulatory pre-condition. As previously disclosed, the Department of Justice has been conducting a review of the transaction similar to a Hart-Scott-Rodino review, as is common for a transaction of this size.

Disposals

The Company completed the sale of its Market Research business in May 2007.

In April 2007, the Company completed the sale of Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare.

In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

In July 2007, the Company completed its sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

On October 12, 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6% promissory note of $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

Debt

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

On October 2, 2007, the Company completed an offering of $800 million of 5.7% debentures due 2014. The net proceeds from this offering were approximately $790 million. The Company used these proceeds (i) to repay its $400 million principal amount of 5.75% notes which matured in February 2008, (ii) to replace funds used to repay its C$250 million principal amount of 6.50% notes which matured in July 2007, and (iii) for general corporate purposes. On October 20, 2007, the shelf prospectus under which the Company completed this offering expired.

In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

Legal Matters

In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court's judgment, plus fees and interest. At this time, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition, taken as a whole.

In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.

As previously disclosed, the Company is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The lawsuit alleges primarily violations of U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case.

Other

On October 5, 2007, the Company completed the acquisition of Deloitte Tax LLP's Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also, on October 5, 2007, the Company completed the transfer of all liabilities and assets with respect to the Thomson Regional Newspapers Pension Plan ("TRN plan") to a third party. As a result of the transfer, the Company no longer maintains responsibility for the TRN plan. A gain of $34 million was recognized in the fourth quarter of 2007 in connection with this transaction.

On October 11, 2007, the Company announced that it had formed a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. The partnership will utilize TradeWeb's established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers will invest approximately $180 million to purchase a 15% stake in an entity that includes TradeWeb's established markets, as well as the Company's Autex and order routing businesses, which will be named TradeWeb Markets. Additionally, Thomson and the dealers will fund additional investment in asset class expansion through a new entity, TradeWeb New Markets. Under terms of the agreement, Thomson's contribution to this new entity will be an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium will contribute $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson will own 20% of TradeWeb New Markets and the consortium will own 80%. The infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect its minority share in TradeWeb New Markets as an equity investment. After the merger, the accounting treatment for the Company's investment will reflect its ultimate ownership stake and degree of control over the entity.

In November 2007, the Company announced it has resumed its share repurchase program (normal course issuer bid). Under the current program, the Company may repurchase up to 15 million of its common shares. The Company temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters Group PLC in May 2007.

E-50  MANAGEMENT INFORMATION CIRCULAR

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of The Thomson Corporation:

We have audited the consolidated balance sheet of The Thomson Corporation (the "Company") as at September 30, 2007 and the consolidated statements of earnings, cash flow, and changes in shareholders' equity for the nine month period ended September 30, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2007 and the results of its operations and its cash flows for the nine month period ended September 30, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) PricewaterhouseCoopers LLP

Chartered Accountants, Licensed Public Accountants

February 29, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Audited Consolidated Financial Statements as of September 30, 2007 and December 31, 2006, and
For the Nine Months Ended September 30, 2007

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF EARNINGS

	Nine months ended September 30,
(millions of U.S. dollars, except per common share amounts)	2007	2006 (unaudited) (note 10)

Revenues	5,278	4,756
Cost of sales, selling, marketing, general and administrative expenses	(3,848)	(3,425)
Depreciation (notes 11 and 12)	(348)	(322)
Amortization	(189)	(178)

Operating profit	893	831
Net other income (note 7)	6	36
Net interest expense and other financing costs (note 8)	(64)	(168)
Income taxes (note 9)	(46)	(89)

Earnings from continuing operations	789	610
Earnings from discontinued operations, net of tax (note 10)	2,781	119

Net earnings	3,570	729
Dividends declared on preference shares (note 14)	(4)	(4)

Earnings attributable to common shares	3,566	725

Earnings per common share (note 15):
Basic earnings per common share:
From continuing operations	1.22	0.94
From discontinued operations	4.34	0.18

Basic earnings per common share	5.56	1.12

Diluted earnings per common share:
From continuing operations	1.22	0.94
From discontinued operations	4.31	0.18

Diluted earnings per common share	5.53	1.12

The related notes form an integral part of these consolidated financial statements.

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THE THOMSON CORPORATION

CONSOLIDATED BALANCE SHEET

(millions of U.S. dollars)	September 30, 2007	December 31, 2006 (note 10)

Assets
Cash and cash equivalents	7,455	334
Accounts receivable, net of allowances	1,327	1,362
Inventories	85	72
Prepaid expenses and other current assets	452	296
Deferred income taxes (note 9)	152	153
Current assets of discontinued operations (note 10)	92	1,048

Current assets	9,563	3,265
Computer hardware and other property, net (note 11)	643	625
Computer software, net (note 12)	694	647
Identifiable intangible assets, net	3,484	3,456
Goodwill (note 13)	6,804	6,543
Other non-current assets	1,180	1,082
Non-current assets of discontinued operations (note 10)	550	4,514

Total assets	22,918	20,132

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness (note 19)	3	333
Accounts payable and accruals	2,562	1,304
Deferred revenue	949	964
Current portion of long-term debt (note 19)	403	264
Current liabilities of discontinued operations (note 10)	79	874

Current liabilities	3,996	3,739
Long-term debt (note 19)	3,418	3,681
Other non-current liabilities	833	785
Deferred income taxes (note 9)	1,031	997
Non-current liabilities of discontinued operations (note 10)	56	449

Total liabilities	9,334	9,651

Shareholders' equity
Capital (note 14)	2,904	2,799
Retained earnings	10,163	7,169
Accumulated other comprehensive income	517	513

Total shareholders' equity	13,584	10,481

Total liabilities and shareholders' equity	22,918	20,132

Contingencies (note 17)

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CASH FLOW

	Nine months ended September 30,
(millions of U.S. dollars)	2007	2006 (unaudited) (note 10)

Cash provided by (used in):
Operating activities
Net earnings	3,570	729
Remove income from discontinued operations	(2,781)	(119)
Add back (deduct) items not involving cash:
Depreciation (notes 11 and 12)	348	322
Amortization	189	178
Net gains on disposals of businesses and investments (note 7)	(8)	(44)
Deferred income taxes (note 9)	(70)	(3)
Other, net	200	165
Pension contribution	(3)	(9)
Changes in working capital and other items (note 21)	(206)	(151)
Cash (used in) provided by operating activities – discontinued operations (note 10)	(82)	261

Net cash provided by operating activities	1,157	1,329

Investing activities
Acquisitions, less cash therein (note 18)	(315)	(408)
Proceeds from sales of discontinued operations (note 10)	8,050	105
Proceeds from other disposals	11	60
Capital expenditures, less proceeds from disposals	(383)	(270)
Other investing activities	(33)	(26)
Capital expenditures of discontinued operations (note 10)	(97)	(130)
Acquisitions by discontinued operations (note 10)	(54)	(35)
Other investing activities of discontinued operations (note 10)	(2)	(13)

Net cash provided by (used in) investing activities	7,177	(717)

Financing activities
Repayments of debt	(249)	(73)
Net (repayments) borrowings of short-term loan facilities	(370)	299
Purchase of sterling call options (note 19)	(76)	–
Repurchase of common shares (note 14)	(75)	(358)
Dividends paid on preference shares	(4)	(4)
Dividends paid on common shares	(459)	(415)
Other financing activities, net	19	21

Net cash used in financing activities	(1,214)	(530)

Translation adjustments	1	2

Increase in cash and cash equivalents	7,121	84
Cash and cash equivalents at beginning of period	334	407

Cash and cash equivalents at end of period	7,455	491

The related notes form an integral part of these consolidated financial statements.

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THE THOMSON CORPORATION

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

(millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	Accumulated Other Comprehensive Income ("AOCI")	Total Retained Earnings and AOCI	Total

Balance, December 31, 2006	2,642	157	2,799	7,169	513	7,682	10,481
Opening balance adjustment for income tax accounting change (note 5)	–	–	–	(33)	–	(33)	(33)

Restated balance, December 31, 2006	2,642	157	2,799	7,136	513	7,649	10,448
Comprehensive income:
Net earnings				3,570	–	3,570	3,570
Unrecognized net loss on cash flow hedges				–	(35)	(35)	(35)
Foreign currency translation adjustments				–	166	166	166
Net gain reclassified to income				–	(127)	(127)	(127)

Comprehensive income				3,570	4	3,574	3,574
Dividends declared on preference shares	–	–	–	(4)	–	(4)	(4)
Dividends declared on common shares	–	–	–	(471)	–	(471)	(471)
Common shares issued under Dividend Reinvestment Plan ("DRIP")	12	–	12	–	–	–	12
Repurchase of common shares (note 14)	(7)	–	(7)	(68)	–	(68)	(75)
Effect of stock compensation plans	61	39	100	–	–	–	100

Balance, September 30, 2007	2,708	196	2,904	10,163	517	10,680	13,584

(unaudited) (millions of U.S. dollars)	Stated Share Capital*	Contributed Surplus	Total Capital	Retained Earnings	AOCI	Total Retained Earnings and AOCI	Total

Balance, December 31, 2005	2,599	127	2,726	6,992	245	7,237	9,963
Opening balance adjustment for net deferred gain on cash flow hedges (note 5)	–	–	–	–	51	51	51

Restated balance, December 31, 2005	2,599	127	2,726	6,992	296	7,288	10,014
Comprehensive income:
Net earnings				729	–	729	729
Unrecognized net gain on cash flow hedges				–	11	11	11
Foreign currency translation adjustments				–	167	167	167
Net gain reclassified to income				–	(19)	(19)	(19)

Comprehensive income				729	159	888	888
Dividends declared on preference shares	–	–	–	(4)	–	(4)	(4)
Dividends declared on common shares				(425)	–	(425)	(425)
Common shares issued under DRIP	10	–	10	–	–	–	10
Repurchase of common shares (note 14)	(36)	–	(36)	(322)	–	(322)	(358)
Effect of stock compensation plans	37	31	68	–	–	–	68

Balance, September 30, 2006	2,610	158	2,768	6,970	455	7,425	10,193

*Includes both common and preference share capital.

The related notes form an integral part of these consolidated financial statements.

THE THOMSON CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unless otherwise stated, all amounts are in millions of U.S. dollars)

Note 1: Basis of Presentation

The accompanying audited interim consolidated financial statements have been prepared in accordance with the requirements of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1751, Interim Financial Statements. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements as of and for the year ended December 31, 2006, as set out in the Company's 2006 Annual Report.

In the opinion of management, the interim consolidated financial statements include all adjustments (consisting of normal recurring accruals) considered necessary by management to present a fair statement of the results of operations, financial position and cash flows. The consolidated financial statements were prepared using the same accounting policies and methods as those used in the Company's financial statements for the year ended December 31, 2006, (see Note 2) except as explained in Note 5.

Note 2: Summary of Significant Accounting Policies

Principles of Consolidation

The interim consolidated financial statements of The Thomson Corporation ("Thomson" or the "Company") include all controlled companies and are prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). All intercompany transactions and balances are eliminated on consolidation.

Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency

Assets and liabilities of self-sustaining subsidiaries denominated in currencies other than U.S. dollars are translated at the period end rates of exchange, and the results of their operations are translated at average rates of exchange for the period. The resulting translation adjustments are included in accumulated other comprehensive income in shareholders' equity. Other currency gains or losses are included in earnings.

Revenue Recognition

Revenues are recognized, net of estimated returns, when the following four criteria are met:

•
persuasive evidence of an arrangement exists;

•
delivery has occurred;

•
the fee is fixed or determinable; and

•
collectibility is probable.

Delivery does not occur until products have been shipped or services have been provided to the customer, risk of loss has transferred to the customer, customer acceptance has been obtained or such acceptance provisions have lapsed, or the Company has objective evidence that the criteria specified in the client acceptance provisions have been satisfied. The sales price is not considered to be fixed or determinable until all contingencies related to the sale have been resolved.

Revenue from sales of third-party vendor products or services is recorded net of costs when the Company is acting as an agent between the customer and vendor and recorded gross when the Company is a principal to the transaction. Several factors are considered to determine whether the Company is an agent or principal, most notably whether the Company is the primary obligor to the customer, has inventory risk or adds meaningful value to the vendor's product or service. Consideration is also given to whether the Company was involved in the selection of the vendor's product or service, has latitude in establishing the sales price, or has credit risk.

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In addition to the above general principles, the Company applies the following specific revenue recognition policies:

Subscription-Based Products (Excluding Software)

Revenues from sales of subscription-based products are primarily recognized ratably over the term of the subscription. Where applicable, usage fees above a base period fee are recognized as earned. Subscription revenue received or receivable in advance of the delivery of services or publications is included in deferred revenue. Incremental costs that are directly related to the subscription revenue are deferred and amortized over the subscription period.

Multiple Element Arrangements

When a sales arrangement requires the delivery of more than one product or service that have value on a stand-alone basis, the individual deliverables are accounted for separately, if reliable and objective evidence of fair value for each deliverable is available. The amount allocated to each unit is then recognized when each unit is delivered, provided that all other relevant revenue recognition criteria are met with respect to that unit.

If, however, evidence of fair value is only available for undelivered elements, the revenue is allocated first to the undelivered items, with the remainder of the revenue being allocated to the delivered items, utilizing the residual method. Amounts allocated to delivered items are deferred if there are further obligations with respect to the delivered items. If evidence of fair value is only available for the delivered items, but not the undelivered items, the arrangement is considered a single element arrangement and revenue is recognized as the relevant recognition criteria are met.

Software-Related Products and Services

License fees are generally recognized ratably on a straight-line basis over the license period when the Company has an ongoing obligation over the license period. Alternatively, if there is neither an associated license period nor significant future obligations, revenues are recognized upon delivery. In those instances, costs related to the insignificant obligations are accrued when the related revenue is recognized.

Certain software arrangements include implementation services. Consulting revenues from these arrangements are accounted for separately from software license revenues if the arrangements qualify as service transactions as defined in Statement of Position 97-2, Software Revenue Recognition. The more significant factors considered in determining whether the revenue should be accounted for separately include the nature of services (i.e., consideration of whether the services are essential to the functionality of the licensed product), degree of risk, availability of services from other vendors, timing of payments and impact of milestones or acceptance criteria on the realizability of the software license fee.

If an arrangement does not qualify for separate accounting of the software license and consulting transactions, then software license revenue is generally recognized together with the consulting services using either the percentage-of-completion or completed-contract method. Contract accounting is applied to any arrangements: (1) that include milestones or customer specific acceptance criteria that may affect collection of the software license fees; (2) where services include significant modification or customization of the software; (3) where significant consulting services are provided for in the software license contract without additional charge or are substantially discounted; or (4) where the software license payment is tied to the performance of consulting services. For certain of these arrangements, a customer's obligation to pay corresponds to the amount of work performed. In these circumstances, revenue is recognized as a percentage of completed work using the Company's costs as the measurement factor.

Certain contracts specify separate fees for software and ongoing fees for maintenance and other support. If sufficient vendor specific objective evidence of the fair value of each element of the arrangement exists, the elements of the contract are unbundled and the revenue for each element is recognized as appropriate.

Other Service Contracts

For service or consulting arrangements, revenues are recognized as services are performed based on appropriate measures.

Employee Future Benefits

Net periodic pension expense for employee future benefits is actuarially determined using the projected benefit method. Determination of benefit expense requires assumptions such as the expected return on assets available to fund pension obligations, the discount rate to measure obligations, the projected age of employees upon retirement, the expected rate of future compensation and the expected healthcare cost trend rate. For the purpose of calculating expected return on plan assets, the assets are valued at a market-related fair value. The market-

related fair value recognizes changes in the fair value of plan assets over a five-year smoothing period. Actual results will differ from results which are estimated based on assumptions. When the cumulative difference between actual and estimated results exceeds 10% of the greater of the benefit obligation or the fair value of the plan assets, such difference is amortized into earnings over the average remaining service period of active employees. Past service costs arising from plan amendments are amortized on a straight-line basis over the average remaining service period of active employees at the date of the amendment.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash on hand, demand deposits and investments with an original maturity at the date of purchase of three months or less.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined using either the average cost or the first-in, first-out method.

Long-lived Assets

Long-lived assets with finite lives are tested for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. When such a situation occurs, the expected future operating cash flows associated with the asset are compared to its carrying value to determine if the asset is recoverable. If the expected future operating cash flows are not sufficient to recover the asset, an estimate of the fair value of the asset is computed. Impairment of the carrying amount of a long-lived asset is recognized in operating profit of continuing or discontinued operations, as appropriate, when the carrying amount is not recoverable and is in excess of its fair value. The impairment loss recognized is equal to the excess of the carrying amount over the fair value.

Computer Hardware and Other Property

Computer hardware and other property are recorded at cost and depreciated on a straight-line basis over their estimated useful lives as follows:

Computer hardware	3 – 5 years
Buildings and building improvements	5 – 40 years
Furniture, fixtures and equipment	3 – 10 years

Computer software

Capitalized Software for Internal Use

Certain costs incurred in connection with the development of software to be used internally are capitalized once a project has progressed beyond a conceptual, preliminary stage to that of application development. Costs which qualify for capitalization include both internal and external costs, but are limited to those that are directly related to the specific project. The capitalized amounts, net of accumulated amortization, are included in "Computer software, net" in the consolidated balance sheet. These costs are amortized over their expected useful lives, which range from three to ten years. The amortization expense is included in "Depreciation" in the consolidated statement of earnings.

Capitalized Software to be Marketed

In connection with the development of software that is intended to be marketed to customers, certain costs are capitalized once technological feasibility of the product is established and a market for the product has been identified. The capitalized amounts, net of accumulated amortization, are also included in "Computer software, net" in the consolidated balance sheet. The capitalized amounts are amortized over the expected period of benefit, not to exceed three years, and this amortization expense is included in "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings.

Identifiable Intangible Assets and Goodwill

Upon acquisition, identifiable intangible assets are recorded at fair value. Goodwill represents the excess of the cost of the acquired businesses over fair values attributed to underlying net tangible assets and identifiable intangible assets. The carrying values of all intangible

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assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Additionally, the carrying values of identifiable intangible assets with indefinite lives and goodwill are tested annually for impairment because they are not amortized. Impairment is determined by comparing the fair values of such assets with their carrying amounts.

Identifiable Intangible Assets

Certain tradenames with indefinite lives are not amortized. Identifiable intangible assets with finite lives are amortized over their estimated useful lives as follows:

Tradenames	2 – 30 years
Customer relationships	1 – 40 years
Databases and content	2 – 25 years
Publishing rights	30 years
Other	2 – 29 years

Identifiable intangible assets with finite lives are tested for impairment as described under "Long-lived Assets" above.

Selected tradenames comprise the entire balance of identifiable intangible assets with indefinite lives. For purposes of impairment testing, the fair value of tradenames is determined using an income approach, specifically the relief from royalties method.

Goodwill

Goodwill is tested for impairment on a "reporting unit" level. A reporting unit is a business: (a) for which discrete financial information is available; and (b) segment management regularly reviews the operating results of that business. Two or more businesses shall be aggregated and deemed a single reporting unit if the businesses have similar economic characteristics. Goodwill is tested for impairment using the following two-step approach:

•
In the first step, the fair value of each reporting unit is determined. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step.

•
In the second step, the fair value of the reporting unit is allocated to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination, and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. The implied fair value of the reporting unit's goodwill is then compared to the actual carrying value of goodwill. If the implied fair value is less than the carrying value, an impairment loss is recognized for that excess.

The fair values of the Company's reporting units are determined based on a combination of various techniques, including the present value of future cash flows, earnings multiples of competitors and multiples from sales of like businesses.

Disposal of Long-lived Assets and Discontinued Operations

Long-lived assets are classified as held for sale once certain criteria are met. Such criteria include a firm decision by management or the board of directors to dispose of a business or a group of selected assets and the expectation that such disposal will be completed within a twelve month period. Assets held for sale are measured at the lower of their carrying amounts or fair values less costs to sell, and are no longer depreciated. Long-lived assets held for sale are classified as discontinued operations if the operations and cash flows will be eliminated from ongoing operations as a result of the disposal transaction and there will not be any significant continuing involvement in the operation of the disposed asset.

Deferred Income Taxes

Deferred income taxes are determined based on the temporary differences between the financial reporting and tax bases of assets and liabilities using the enacted or substantially enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. A valuation allowance is recorded against deferred income tax assets if management determines that it is more likely than not that such deferred income tax assets will not be realized. The income tax provision for the period is the tax payable for the period and the change during the period in deferred income tax assets and liabilities.

Derivative Financial Instruments

See note 5 for 2006 accounting changes for financial instruments. In the ordinary course of business, Thomson enters into the following types of derivative financial instruments to manage foreign currency and interest rate exposures:

•
cross currency swap agreements to hedge foreign currency exposures on non-U.S. dollar denominated debt;

•
foreign currency contracts to hedge forecasted cash flows denominated in currencies other than the functional currency of a particular Thomson subsidiary; and

•
interest rate swap agreements to manage the fixed versus floating interest rate mix of debt. Such contracts require periodic exchange of payments without the exchange of the notional principal amount upon which the payments are based.

The Company identifies a risk management objective for each transaction. All derivatives are linked to specific assets and liabilities or to specific firm commitments or forecasted transactions. For derivatives designated as hedges, periodic assessments of each derivative's effectiveness are performed.

While the derivative financial instruments are subject to the risk of loss from changes in exchange and interest rates, these losses are offset by gains on the exposures being hedged. Gains and losses on cross currency swap agreements designated as hedges of existing assets and liabilities are accrued as exchange rates change, thereby offsetting gains and losses from the underlying assets and liabilities. Gains and losses on foreign currency contracts designated as hedges for firm commitments or forecasted transactions are recorded in earnings when the related transaction is realized. The differential paid or received on interest rate swap agreements is recognized as part of net interest expense. Derivative financial instruments that do not qualify as hedges are measured at fair value with changes recognized in earnings.

Stock-Based Compensation Plans

Stock Incentive Plan

Under the stock incentive plan, Thomson may grant stock options, restricted share units ("RSUs"), performance restricted share units ("PRSUs") and other equity-based awards to certain employees for a maximum of up to 40,000,000 common shares.

Stock Options

Options vest over a period of four to five years. The maximum term of an option is 10 years from the date of grant. Options under the plan are granted at the closing price of the Company's common shares on the New York Stock Exchange ("NYSE") on the day prior to the grant date. Compensation expense related to stock options is recognized over the vesting period, based upon the estimated fair value of the options at issuance.

Restricted Share Units

RSUs vest over a period of up to seven years. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common shares on the NYSE on the day prior to the grant date.

Performance Restricted Share Units

In 2006, the Company introduced a new long-term incentive program under which certain senior executives are awarded PRSUs. PRSUs give the holder the right to receive one Thomson common share for each unit that vests on the vesting date. Between 0% and 200% of PRSUs initially granted may vest depending upon the Company's performance over the three-year performance period against pre-established performance goals. Compensation expense related to each PRSU grant is recognized over the three-year vesting period based upon the closing price of the Company's common shares on the day prior to the grant date and the number of units expected to vest.

Phantom Stock Plan

Awards under the phantom stock plan are granted in the form of stock appreciation rights ("SARs"). Such awards are payable in cash, and compensation expense is recognized as the SARs change in value based on the fair market value of the Company's common shares at the end of each reporting period.

Employee Stock Purchase Plan

In the fourth quarter of 2005, the Company initiated an employee stock purchase plan whereby eligible employees can purchase Thomson common shares at a 15% discount up to a specified limit utilizing after-tax payroll deductions. The entire amount of the discount is expensed as incurred.

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Comparative Amounts

Prior periods have been restated for discontinued operations. Where necessary, certain amounts for 2006 have been reclassified to conform to the current period's presentation.

Note 3: Seasonality

Historically, the Company's revenues and operating profits from continuing operations have been proportionately the smallest in the first quarter and the largest in the fourth quarter, as certain product releases are concentrated at the end of the year, particularly in the regulatory and healthcare markets. As costs continue to be incurred more evenly throughout the year, operating margins have historically increased as the year progresses. For these reasons, the performance of the Company's businesses may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in a quarter with the results in the same quarter for the previous year.

Note 4: Proposed Transaction with Reuters Group PLC

Overview

In May 2007, Thomson agreed to acquire Reuters Group PLC ("Reuters") by implementing a dual listed company ("DLC") structure. The transaction is subject to receipt of required regulatory, shareholder and court approvals and other customary closing conditions. Under the DLC structure, Thomson Reuters will have two parent companies both of which will be publicly listed – The Thomson Corporation as renamed Thomson Reuters Corporation and Thomson Reuters PLC, a new United Kingdom company in which existing Reuters shareholders will receive shares as part of their consideration in the transaction. Those companies will operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. The boards of directors of the two companies will comprise the same individuals, as will the companies' executive management.

Consideration

To effect the proposed transaction, a newly formed United Kingdom company, Thomson-Reuters PLC, will acquire Reuters Group PLC through a scheme of arrangement in which each Reuters share will be entitled to 352.5 pence per share in cash and 0.16 Thomson-Reuters PLC shares. Upon implementation of the transaction, one Thomson-Reuters PLC share will be equivalent to one share of Thomson-Reuters Corporation. Based on the closing Thomson share price and the applicable $/£ exchange rate on May 14, 2007, which was the day before the Company and Reuters announced their agreement, each Reuters share was valued at approximately 691 pence per share.

Ownership

Based on the current issued share capital of each of Thomson and Reuters, The Woodbridge Company Limited ("Woodbridge") and other companies affiliated with it would own shares representing approximately 53% of the aggregate voting and economic interests of the combined Thomson-Reuters business, other Thomson shareholders would own shares representing approximately 23% and Reuters shareholders would own shares representing approximately 24%. As of October 24, 2007, Woodbridge and other companies affiliated with it beneficially owned approximately 70% of the Company's common shares.

Shareholder Approvals

Following completion of the regulatory review process in the United States and European Union, Thomson and Reuters will also submit the proposed transaction to their respective shareholders for approval and will apply for requisite court approvals in Ontario, Canada and England.

Note 5: Changes in Accounting Policies

Income Taxes

Effective January 1, 2007, Thomson voluntarily adopted a new accounting policy for uncertain income tax positions. As a result of this change in accounting policy, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

Under its previous policy, the Company would reserve for tax contingencies if it was probable that an uncertain position would not be upheld. Under its new policy, the Company evaluates a tax position using a two-step process:

•
First, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, the Company presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

•
Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. The tax position is measured at the largest amount of benefit that is greater than a 50% likelihood of being realized upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

The Company believes that this new policy will provide reliable and more relevant information because all tax positions of the Company will be affirmatively evaluated for recognition, derecognition and measurement using a consistent threshold of more-likely-than-not, based on the technical merits of a tax position. In addition, the Company will be providing more information about uncertainty related to income tax assets and liabilities.

The Company was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realized upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and the Company has concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

The Company will continue to recognize interest and penalties on underpayment of income taxes as an income tax expense.

Financial Instruments and Comprehensive Income

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. These new Handbook Sections provided comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Handbook Section 1530 also introduced a new component of equity referred to as accumulated other comprehensive income.

Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is the fair value of a recognized asset or liability. The effective portion of unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

In accordance with the provisions of these new standards, the Company reflected the following adjustments as of January 1, 2006:

•
An increase of $53 million to "Other non-current assets" and "Accumulated other comprehensive income" in the consolidated balance sheet relative to derivative instruments that consisted primarily of interest rate contracts, which convert floating rate debt to fixed rate debt and qualify as cash flow hedges;

•
A reclassification of $5 million from "Other current assets" and $3 million from "Other current liabilities" to "Accumulated other comprehensive income" in the consolidated balance sheet related primarily to previously deferred gains and losses on settled cash flow hedges;

•
An increase of $16 million to "Other non-current assets" and "Long-term debt" in the consolidated balance sheet related to derivative instruments and their related hedged items. These derivative instruments consist primarily of interest rate contracts to convert fixed rate debt to floating and qualify as fair value hedges; and

•
A presentational reclassification of amounts previously recorded in "Cumulative translation adjustment" to "Accumulated other comprehensive income."

The adoption of these new standards had no material impact on the Company's consolidated statement of earnings. The unrealized gains and losses included in "Accumulated other comprehensive income" were recorded net of taxes, which were nil.

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Discontinued Operations

In April 2006, the Emerging Issues Committee of the CICA ("EIC") issued Abstract 161, Discontinued Operations ("EIC-161"). The abstract addresses the appropriateness of allocating interest expense to a discontinued operation and disallows allocations of general corporate overhead. EIC-161 was effective upon its issuance and did not have an impact on the Company's consolidated financial statements.

Stock-Based Compensation

In July 2006, the Company adopted EIC Abstract 162, Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date ("EIC-162"), retroactively to January 1, 2006. The abstract clarifies the proper accounting for stock-based awards granted to employees who either are eligible for retirement at the grant date or will be eligible before the end of the vesting period and continue vesting after, or vest upon, retirement. In such cases, the compensation expense associated with the stock-based award will be recognized over the period from the date of grant to the date the employee becomes eligible to retire. EIC-162 did not have an impact on the Company's financial statements.

Note 6: THOMSONplus Program

THOMSONplus is a series of initiatives, announced in 2006, which will allow the Company to become a more integrated operating company by leveraging assets and infrastructure across all segments of its business. To accomplish these initiatives, the Company had previously reported that it expected to incur approximately $250 million of expenses from inception through 2009 primarily related to technology and restructuring costs and consulting services. Because THOMSONplus is a series of initiatives, it was noted that the timing of these costs and savings may shift between different calendar years. While the Company's overall estimates of costs and savings for the program remain unchanged, it now expects to complete the program and reach its savings targets earlier than originally estimated. As a result, the Company is accelerating spending that was planned for future years into 2007. Currently, it expects to incur expenses of approximately $130 million in 2007 and $50 million in 2008. The Company does not expect to incur expenses in 2009 as was originally reported. In 2006, it incurred $60 million of expenses consisting primarily of consulting fees and severance. The Company also incurred $9 million of expenses associated with businesses that were reclassified to discontinued operations in 2006 related to severance and vacated leased properties.

The Company incurred $85 million of expenses associated with THOMSONplus in the nine-month period ended September 30, 2007. These expenses primarily related to consulting services and severance. The consulting costs primarily related to efforts to deploy SAP as its company-wide ERP system, which will continue throughout 2007 and 2008, as well as efforts to improve its customer service infrastructure. Severance costs principally related to the elimination of certain finance positions in conjunction with the establishment of centralized service centers and efforts to streamline the operations of Thomson Financial. Because THOMSONplus is a corporate program, expenses associated with it are reported within the Corporate and Other segment. Restructuring activities represented approximately $33 million of the expense for the nine-month period ended September 30, 2007. The liabilities associated with these restructuring activities were not material as of September 30, 2007 and December 31, 2006.

Note 7: Net Other Income

During the period, net other income includes:

	Nine months ended September 30,
	2007	2006 (unaudited)

Net gains on disposals of businesses and investments	8	44
Equity in net earnings of associates	4	1
Other expense	(6)	(9)

Net other income	6	36

Net gains on disposals of businesses and investments

For the nine-month periods ended September 30, 2007 and 2006, net gains on disposals of businesses and investments were comprised primarily of income from, and gains on sales of, equity investments.

Other expense

For the nine-month period ended September 30, 2007, other expense includes $9 million related to changes in the fair value of sterling call options. Such options were acquired in the third quarter as part of the Company's hedging program to mitigate exposure to changes in the $/£ exchange rate on the cash consideration to be paid on the proposed transaction with Reuters. See Note 19 for further discussion.

Note 8: Net Interest Expense and Other Financing Costs

The components of net interest expense and other financing costs include:

	Nine months ended September 30,
	2007	2006 (unaudited)

Interest income	113	17
Interest expense on short-term indebtedness	(18)	(19)
Interest expense on long-term debt	(159)	(166)

	(64)	(168)

Interest paid on short-term indebtedness and long-term debt for the nine months ended September 30, 2007 and 2006, was $188 million and $194 million (unaudited), respectively. Interest received during the nine months ended September 30, 2007 and 2006, was $114 million and $17 million (unaudited), respectively.

Note 9: Income Taxes

The Company's income tax provisions for the nine months ended September 30, 2007 and 2006, have been computed in accordance with CICA 1751, Interim Financial Statements ("CICA 1751"). CICA 1751 requires that the Company make its best estimate of the full year effective tax rate by jurisdiction and apply those rates to the interim period income by jurisdiction. Underlying this methodology is the premise that an actual income tax provision is based on changes to the balance of income tax assets and liabilities. As noted in CICA 1751, this approach is not possible for interim financial reporting purposes, making it necessary for enterprises to estimate their income tax assets, liabilities, expenses and benefits.

Further to the guidance in CICA 1751 for interim tax calculations, the Company has made certain assumptions as to the nature of the nine months ended September 30, 2007 income tax provision. Specifically, the total income tax provision has been allocated between current and deferred provisions based on expectations for the full year, which are based on the proportion of the current and deferred provisions included in the full year 2006 actual computation with adjustments for non-recurring items.

The components of earnings before taxes by jurisdiction are as follows:

	Nine months ended September 30,
	2007	2006 (unaudited)

Canada	(140)	(167)
U.S. and other jurisdictions	975	866

Total earnings before taxes[1]	835	699

1
Represents earnings from continuing operations before income taxes.

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The provision for income taxes on continuing operations consisted of:

	Nine months ended September 30,
	2007	2006 (unaudited)

Canada:
Current	1	1
Deferred	(47)	(15)

Total Canadian	(46)	(14)

U.S. and other jurisdictions:
Current	115	91
Deferred	(23)	12

Total U.S. and other jurisdictions	92	103

Total worldwide	46	89

The table below sets forth the tax effects of the significant components of temporary differences giving rise to the Company's deferred income tax assets and liabilities at December 31, 2006. Because of the methodology underlying the computation of the interim tax provision, the further allocation of the interim provision to such components is not meaningful in an interim period. Therefore, the table reflects only a rollforward of the total net deferred tax liability position to September 30, 2007. The deferred tax expense for the nine months ended September 30, 2007 has been allocated primarily to long-term liabilities reflecting expectations based on historical experience.

As at December 31, 2006

Accrued expenses	181
Deferred compensation and stock options	124
Accounts receivable allowances	32
Tax loss and credit carryforwards	862
Other	147

Total deferred tax asset as of December 31, 2006	1,346
Valuation allowance	(441)

Net deferred tax asset as of December 31, 2006	905
Intangible assets	(1,279)
Other long-lived assets [1]	(37)
Financial instruments	(273)
Pension	(144)
Other	(16)

Total deferred tax liability as of December 31, 2006	(1,749)

Net deferred tax liability as of December 31, 2006	(844)

Estimated deferred tax income for the nine months ended September 30, 2007	(70)

Other activity	35

Net deferred tax liability as of September 30, 2007	(879)

1
Other long-lived assets include Computer hardware and other property and Computer software for internal use.

The net deferred tax liability as of September 30, 2007, and December 31, 2006, was $879 million and $844 million, respectively. The total net deferred tax liability was comprised of net current deferred tax assets of $152 million and $153 million, and net long term deferred tax liabilities of $1,031 million and $997 million, as of September 30, 2007 and December 31, 2006, respectively.

Other activity for the nine months ended September 30, 2007 primarily represents adjustments of purchase price allocations for acquisitions.

The Company records valuation allowances against deferred income tax assets when management determines that it is more likely than not that such deferred income tax assets will not be realized. Because cumulative tax losses and other credit carryforwards are statutory concepts associated with full tax years, the computation of such items is not meaningful in an interim period. Therefore, the table below sets forth the movements of the valuation allowances for the year ended December 31, 2006. For the nine months ended September 30, 2007, no material adjustment to the valuation allowance would have been required other than for increases to offset the generation of additional net operating losses having no benefit and decreases to the valuation allowance to offset higher deferred tax liabilities in Canada resulting from the revaluation of debt and currency swaps.

Twelve months ended December 31, 2006

Balance at beginning of period	412

Additional Canadian and other net operating losses with no benefit	68
Releases of valuation allowances to income	(26)
Reduction due to change in deferred tax liability related to debt instruments [1]	(26)
Exchange and other items	13

Balance at end of period	441

1
Canadian losses are first offset by deferred tax liabilities before computing the required valuation allowance. The deferred tax liability increased in 2006 from the revaluation of debt and currency swaps. As the deferred tax liability increased, the requirement for the valuation allowance decreased by the same amount.

The following is a reconciliation of income taxes calculated at the Canadian corporate tax rate to the income tax provision:

	Nine months ended September 30,
	2007	2006 (unaudited)

Earnings before taxes	835	699

Income taxes at the Canadian corporate tax rate of 35.4% (2006 – 36.0%)	296	252
Differences attributable to:
Effect of income taxes recorded at rates different from the Canadian tax rate	(230)	(212)
Impact of Canadian losses with no benefit	–	45
Net change to contingent tax liabilities	5	3
Impact of tax law changes	(16)	(1)
Other, net	(9)	2

Income tax provision on continuing operations	46	89

The effective income tax rate in each year was lower than the Canadian corporate income tax rate due principally to the lower tax rates and differing tax rules applicable to certain of the Company's operating and financing subsidiaries outside Canada. Specifically, while Thomson generates revenues in numerous jurisdictions, the tax provision on earnings is computed after taking account of intercompany interest and other charges among subsidiaries resulting from their capital structure and from the various jurisdictions in which operations, technology and content assets are owned. For these reasons, the effective tax rate differs substantially from the Canadian corporate tax rate. The Company's effective tax rate and its cash tax cost depend on the laws of numerous countries and the provisions of multiple income tax conventions between various countries in which Thomson operates.

As discussed above, because it is not meaningful to compute tax loss carryforwards at interim periods, the following discussion addresses the Company's tax loss carryforwards as of the end of the most recent full year period. At December 31, 2006, the Company had Canadian tax loss carryforwards of $1,467 million, tax loss carryforwards in other jurisdictions of $878 million, and U.S. state tax loss carryforwards which, at current U.S. state rates, have an estimated value of $13 million. These net operating loss carryforwards can only be computed for 2007 upon the completion of the individual jurisdictional tax returns. If not utilized, the majority of the Canadian tax loss carryforwards will expire between 2008 and 2015. The majority of the tax loss carryforwards from other jurisdictions may be carried forward indefinitely, while the U.S. state tax loss carryforwards expire between 2007 and 2026. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. Additionally, the Company had other tax credit carryforwards of $15 million, the majority of which may be carried forward indefinitely, and a tax benefit of $85 million related to capital loss carryforwards that may be used only in offsetting future capital gains.

The total amount of undistributed earnings of non-Canadian subsidiaries for income tax purposes was approximately $8.9 billion and $5.4 billion at September 30, 2007 and December 31, 2006, respectively. A portion of such undistributed earnings can be remitted to Canada tax free. Where tax free remittance of undistributed earnings is not possible, it is the Company's intention to reinvest such undistributed earnings and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for income taxes that may become payable if undistributed earnings from non-Canadian subsidiaries were distributed by those companies. The additional taxes on undistributed earnings are not practicably determinable.

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The Company maintains liabilities for tax contingencies (or uncertain tax positions) associated with known issues under discussion with tax authorities and transactions yet to be settled. The Company regularly assesses the adequacy of this liability. Contingencies are reversed to income in the period in which management assesses that they are no longer required, or when they become no longer required by statute, or when they are resolved through the normal tax audit process.

As discussed in Note 5, the Company voluntarily adopted a new policy for accounting for uncertain tax positions effective January 1, 2007. As a result of this change, the Company recorded a non-cash charge of $33 million to its opening retained earnings as of January 1, 2007 with an offsetting increase to non-current liabilities.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Nine months ended September 30, 2007

Balance at January 1, 2007	205

Additions based upon tax provision related to current year	7
Additions for tax positions of prior years	–
Reductions for tax positions of prior years	(9)
Settlements	(11)

Balance at September 30, 2007	192

If recognized, approximately $75 million of these benefits at September 30, 2007 would favorably affect the Company's income tax expense. During the nine months ended September 30, 2007, the Company recognized expense of approximately $3 million in interest and penalties in the consolidated statement of operations. During the nine months ended September 30, 2006, the Company recognized income of approximately $2 million (unaudited) from release of interest and penalties in the consolidated statement of operations. The Company had accrued $27 million and $26 million for interest and penalties associated with tax positions as at September 30, 2007 and January 1, 2007, respectively.

As a global company, Thomson and its subsidiaries are subject to numerous federal, state and provincial income tax jurisdictions. As of September 30, 2007, the tax years subject to examination by major jurisdiction are as follows:

Jurisdiction	Tax Years

Canada – Federal and Ontario Province	1997 to 2006
United States – Federal	2003 to 2006
United Kingdom	2005 and 2006

The Company has multiple years subject to examination in other jurisdictions in which it does business as well.

At September 30, 2007, $1.3 billion of current income taxes payable was included in accounts payable and accruals primarily related to income taxes owed on the gain on sale of Thomson Learning's higher education, careers and library reference businesses.

Note 10: Discontinued Operations

The following businesses are classified as discontinued operations within the consolidated financial statements for all periods presented. None of the businesses was considered fundamental to the current integrated information offerings of Thomson.

In April 2007, the Company approved plans to sell Fakta, its regulatory information business in Sweden. This business was managed within Thomson Legal.

In March 2007, the Company approved plans within Thomson Healthcare to sell PLM, a provider of drug and therapeutic information in Latin America; the New England Institutional Review Board, an ethical review board that monitors clinical research involving human subjects; and CenterWatch, a provider of clinical research information.

In October 2006, the Company announced its intention to sell Thomson Learning through three independent processes, each on its own schedule, as follows:

•
In July 2007, the Company completed its sale of Thomson Learning's higher education, careers and library reference assets and Nelson Canada to a consortium of funds advised by Apax Partners and OMERS Capital Partners for approximately $7.6 billion. The Company recorded a post-tax gain on the sale of $2.7 billion.

•
In May 2007, the Company completed the sale of NETg, a leading provider of continuing corporate education and training, to SkillSoft PLC for approximately $270 million and recorded a post-tax loss of $14 million.

•
In October 2007, the Company completed the sale of Prometric to ETS for $310 million in cash and a 6% promissory note for $125 million due in 2014. The principal amount of the note is subject to adjustment based on continuity of offerings from certain customer contracts.

In future periods, the net proceeds will be adjusted for the payment of taxes and post-closing adjustments. The Company recorded impairment charges associated with certain of these businesses of $14 million in the fourth quarter of 2006. Based on estimates of fair value, as well as current carrying value, at March 31, 2007, these impairment charges were reversed in the first quarter of 2007.

Additionally, in the fourth quarter of 2006 the Company approved plans within Thomson Legal to sell its business information and news operations, which include the Company's Market Research and NewsEdge businesses. Based on estimates of fair value at March 31, 2007, the Company recorded impairment charges to identifiable intangible assets of $3 million before taxes related to these businesses. The Company completed the sale of its Market Research and NewsEdge businesses in May 2007 and July 2007, respectively.

In June 2006, the Company's board of directors approved plans to sell IOB, a Brazilian regulatory business within Thomson Legal, and Thomson Medical Education, a provider of sponsored medical education within Thomson Healthcare. The Company completed the sale of Thomson Medical Education in April 2007 and IOB in June 2007.

In the first quarter of 2006, the Company approved plans within Thomson Legal to sell Lawpoint Pty Limited, an Australian provider of print and online regulatory information services; and Law Manager, Inc., a software and services provider. The Company completed the sale of Law Manager in April 2006 and Lawpoint in June 2006.

Also in the first quarter of 2006, the Company approved plans within Thomson Learning to sell Peterson's, a college preparatory guide; the North American operations of Thomson Education Direct, a consumer-based distance learning career school; and K.G. Saur, a German publisher of biographical and bibliographical reference titles serving the library and academic communities. Based on estimates of fair market value at March 31, 2006, Thomson recorded impairment charges associated with certain of these businesses related to identifiable intangible assets and goodwill of $40 million before taxes. The Company completed the sale of Peterson's in July 2006 and K.G. Saur in August 2006. The Company completed the sale of its North American operations of Thomson Education Direct in March 2007.

In December 2005, the Company's board of directors approved a plan to dispose of American Health Consultants, a medical newsletter publisher and medical education provider within Thomson Healthcare. The Company completed the sale in the third quarter of 2006.

The Company adjusts liabilities previously established for businesses that have been sold when actual results differ from estimates used in establishing such liabilities. Adjustments are made in conjunction with the expiration of representations and warranty periods or to reflect the refinement of earlier estimates. In the nine months ended September 30, 2007 and 2006, the Company adjusted disposal liabilities related to previous dispositions. These amounts, which principally related to tax liabilities, are included in "Other" below.

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Balance Sheet

	September 30, 2007
	Thomson Legal	Thomson Learning	Thomson Healthcare	Total

Current assets:
Accounts receivable, net of allowances	2	73	3	78
Inventory	–	–	1	1
Other current assets	1	12	–	13

Total current assets	3	85	4	92

Non-current assets:
Computer hardware and other property	–	42	1	43
Computer software	–	44	–	44
Identifiable intangible assets	1	74	3	78
Goodwill	3	359	7	369
Other non-current assets	–	16	–	16

Total non-current assets	4	535	11	550

Current liabilities:
Accounts payable and accruals	2	57	3	62
Deferred revenue	5	11	1	17

Total current liabilities	7	68	4	79

Non-current liabilities:
Other non-current liabilities	–	56	–	56

Total non-current liabilities	–	56	–	56

	December 31, 2006
	Thomson Legal	Thomson Learning	Thomson Healthcare	Total

Current assets:
Accounts receivable, net of allowances	15	538	36	589
Inventory	1	252	1	254
Other current assets	4	70	5	79
Deferred income taxes	–	124	2	126

Total current assets	20	984	44	1,048

Non-current assets:
Computer hardware and other property	7	157	8	172
Computer software	5	145	1	151
Identifiable intangible assets	29	838	18	885
Goodwill	8	3,003	24	3,035
Other non-current assets	1	270	–	271

Total non-current assets	50	4,413	51	4,514

Current liabilities:
Accounts payable and accruals	15	499	25	539
Deferred revenue	38	260	20	318
Other current liabilities	16	1	–	17

Total current liabilities	69	760	45	874

Non-current liabilities:
Other non-current liabilities	4	38	2	44
Deferred income taxes	12	385	8	405

Total non-current liabilities	16	423	10	449

	Nine months ended September 30, 2007
	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	46	942	38	–	1,026

(Loss) earnings from discontinued operations before income taxes	(18)	24	(4)	–	2
(Loss) gain on sale of discontinued operations	(23)	3,757	137	–	3,871
Income taxes	23	(1,118)	(8)	11	(1,092)

(Loss) earnings from discontinued operations	(18)	2,663	125	11	2,781

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	Nine months ended September 30, 2006
(unaudited)	Thomson Legal	Thomson Learning	Thomson Healthcare	Other	Total

Revenues from discontinued operations	87	1,721	98	–	1,906

(Loss) earnings from discontinued operations before income taxes	(15)	113	16	–	114
Gain (loss) on sale of discontinued operations	5	4	40	(1)	48
Income taxes	8	(35)	(22)	6	(43)

(Loss) earnings from discontinued operations	(2)	82	34	5	119

"Proceeds from sales of discontinued operations" within the consolidated statement of cash flow for the nine months ended September 30, 2007 represent cash received from the sale of Thomson Learning's higher education, careers and library reference businesses, NewsEdge, the North American operations of Thomson Education Direct, NETg, Thomson Medical Education and Market Research. For the nine months ended September 30, 2006, such proceeds represent cash received from the sale of Lawpoint, Law Manager, Peterson's, K.G. Saur and American Health Consultants.

The carrying values of businesses disposed of during the nine months ended September 30, 2007 consisted of current assets of $822 million, non-current assets of $4,183 million, current liabilities of $519 million and non-current liabilities of $380 million as of the date of disposal.

Note 11: Computer Hardware and Other Property

Computer hardware and other property consists of the following:

As at September 30, 2007	Cost	Accumulated depreciation	Net computer hardware and other property

Computer hardware	962	(690)	272
Land, buildings and building improvements	498	(229)	269
Furniture, fixtures and equipment	309	(207)	102

	1,769	(1,126)	643

As at December 31, 2006	Cost	Accumulated depreciation	Net computer hardware and other property

Computer hardware	958	(678)	280
Land, buildings and building improvements	463	(206)	257
Furniture, fixtures and equipment	297	(209)	88

	1,718	(1,093)	625

Fully depreciated assets are retained in asset and accumulated depreciation accounts until such assets are removed from service. In the case of disposals, assets and related accumulated depreciation amounts are removed from the accounts, and the net amounts, less proceeds from disposals, are included in income. The depreciation charge for the nine months ended September 30, 2007 and 2006 was $156 million and $146 million (unaudited), respectively.

Note 12: Computer Software

Computer software consists of the following:

As at September 30, 2007	Cost	Accumulated amortization	Net computer software

Capitalized software for internal use	1,968	(1,363)	605
Capitalized software to be marketed	244	(155)	89

	2,212	(1,518)	694

As at December 31, 2006	Cost	Accumulated amortization	Net computer software

Capitalized software for internal use	1,791	(1,228)	563
Capitalized software to be marketed	212	(128)	84

	2,003	(1,356)	647

The amortization charge for internal use computer software for the nine months ended September 30, 2007 and 2006 was $192 million and $176 million (unaudited), respectively, and is included in "Depreciation" in the consolidated statement of earnings. The amortization charge for software intended to be marketed for the nine months ended September 30, 2007 and 2006 was $31 million and $17 million (unaudited), respectively and is included in "Cost of sales, selling, marketing, general and administrative expenses" in the consolidated statement of earnings.

Note 13: Goodwill

The following table presents goodwill by operating segment:

	Legal	Financial	Tax and Accounting	Scientific	Healthcare	Total

Balance at December 31, 2005	2,815	1,876	518	638	91	5,938

Acquisitions	64	149	18	13	284	528
Adjusted purchase price allocations	1	(1)	–	(6)	(7)	(13)
Translation and other, net	57	34	–	10	(11)	90

Balance at December 31, 2006	2,937	2,058	536	655	357	6,543

Acquisitions	27	10	47	29	6	119
Adjusted purchase price allocations	16	–	–	–	16	32
Translation and other, net	20	77	–	13	–	110

Balance at September 30, 2007	3,000	2,145	583	697	379	6,804

The adjusted purchase price allocations primarily relate to updated valuations of identifiable intangible assets for certain acquisitions, which resulted in an increase in goodwill of $33 million and a decrease in goodwill of $8 million for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively, as well as to the adjustment of certain acquisition-related assets and liabilities, which resulted in decreases in goodwill of $1 million and $5 million for the nine months ended September 30, 2007 and the year ended December 31, 2006, respectively.

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Note 14: Capital

The change in capital, which includes stated capital and contributed surplus, was as follows:

	Common Share Capital		Series II, cumulative redeemable
	Number of shares	Stated capital	preference share capital	Contributed surplus	Total capital

Balance, December 31, 2005	648,948,992	2,489	110	127	2,726
Common shares issued under Dividend Reinvestment Plan ("DRIP")	347,840	14	–	–	14
Effect of stock compensation plans	1,820,781	70	–	30	100
Repurchase of common shares	(10,680,600)	(41)	–	–	(41)

Balance, December 31, 2006	640,437,013	2,532	110	157	2,799
Common shares issued under DRIP	278,978	12	–	–	12
Effect of stock compensation plans	1,661,552	61	–	39	100
Repurchase of common shares	(1,800,000)	(7)	–	–	(7)

Balance, September 30, 2007	640,577,543	2,598	110	196	2,904

Thomson Common Shares

Thomson common shares, which have no par value, are voting shares. The authorized common share capital of Thomson is an unlimited number of shares.

Registered holders of common shares may participate in the DRIP, under which cash dividends are automatically reinvested in new common shares having a value equal to the cash dividend. Such shares are valued at the weighted-average price at which the common shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the record date for such dividend.

Dividends

Dividends on Thomson common shares are declared and payable in U.S. dollars. Shareholders also have the option of receiving dividends on common shares in equivalent Canadian dollars or pounds sterling. Dividends declared per common share in the nine months ended September 30, 2007 were $0.74. Dividends declared per common share in the nine months ended September 30, 2006 were $0.66.

In the consolidated statement of cash flow, dividends paid on common shares are shown net of $12 million and $10 million reinvested in common shares issued under the DRIP, for the nine months ended September 30, 2007 and 2006, respectively.

Share Repurchase Program

Since May 2005, Thomson has had in place a share repurchase program which has allowed it to repurchase up to 15 million of its shares in a given 12 month period. The Company most recently renewed this program in May 2007. Since May 2005, the Company has repurchased and subsequently cancelled approximately 20 million shares for approximately $744 million. Through September 30, 2007, the Company had not repurchased any shares under the current program and suspended repurchases in May 2007 as a result of its proposed acquisition of Reuters. The following summarizes the Company's repurchases in 2006 and 2007.

Three-month period ended	Shares Repurchased	Average Price per Share	Number of Shares Available for Repurchase

March 31, 2006	4,570,000	$36.83
June 30, 2006	3,110,000	$39.58
September 30, 2006	1,710,600	$39.27
December 31, 2006	1,289,400	$41.41
March 31, 2007	1,305,000	$41.74
June 30, 2007	495,000	$42.68
September 30, 2007	–	–	15,000,000

Shares that the Company repurchases are cancelled. Thomson may repurchase shares in open market transactions on the Toronto Stock Exchange or the New York Stock Exchange. Decisions regarding the timing of future repurchases will be based on market conditions, share price and other factors. Thomson may elect to suspend or discontinue the program at any time. From time to time when the Company does not possess material nonpublic information about its activities or its securities, the Company may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when the Company ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with the Company's broker will be adopted in accordance with the applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934.

Series II, Cumulative Redeemable Preference Shares

The authorized preference share capital of Thomson is an unlimited number of preference shares without par value. The directors are authorized to issue preference shares without par value in one or more series, and to determine the number of shares in, and terms attaching to, each such series. As at December 31, 2006 and 2005, 6,000,000 shares of Series II, Cumulative Redeemable Preference shares were outstanding. The Series II preference shares are non-voting and are redeemable at the option of Thomson for Cdn$25.00 per share, together with accrued dividends. Dividends are payable quarterly at an annual rate of 70% of the Canadian bank prime rate applied to the stated capital of such shares. The total number of authorized Series II preference shares is 6,000,000.

Note 15: Earnings per Common Share

Basic earnings per common share are calculated by dividing earnings attributable to common shares by the sum of the weighted-average number of common shares outstanding during the period plus vested deferred share units. Deferred share units represent the amount of common shares certain employees have elected to receive in the future in lieu of cash compensation.

Diluted earnings per common share are calculated using the denominator of the basic calculation described above adjusted to include the potentially dilutive effect of outstanding stock options and other securities. The Company uses the treasury stock method to calculate diluted earnings per common share.

Earnings used in determining earnings per common share from continuing operations are presented below. Earnings used in determining earnings per common share from discontinued operations are the earnings from discontinued operations as reported within the consolidated statement of earnings.

	Nine months ended September 30,
	2007	2006 (unaudited)

Earnings from continuing operations	789	610
Dividends declared on preference shares	(4)	(4)

Earnings from continuing operations attributable to common shares	785	606

The weighted-average number of common shares outstanding, as well as a reconciliation of the weighted-average number of common shares outstanding used in the basic earnings per common share computation to the weighted-average number of common shares outstanding used in the diluted earnings per common share computation, is presented below:

	Nine months ended September 30,
	2007	2006 (unaudited)

Weighted average number of common shares outstanding	640,248,541	644,349,186
Vested deferred share units	829,582	651,383

Basic	641,078,123	645,000,569
Effect of stock and other incentive plans	3,211,346	1,734,142

Diluted	644,289,469	646,734,711

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Note 16: Employee Benefit Plans

The Company's net defined benefit plan expense is comprised of the following elements:

	Nine months ended September 30,
	Pensions		Other post-retirement plans
	2007	2006 (unaudited)	2007	2006 (unaudited)

Current service cost	56	47	3	2
Interest cost	111	104	9	7
Expected return on plan assets	(120)	(116)	–	–
Amortization of net actuarial losses	33	40	3	3
Amortization of prior service cost	–	1	–	–

Net defined benefit plan expense	80	76	15	12

The significant assumptions employed to determine the net periodic pension and post-retirement plans' expenses were consistent with those disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2006. The accrued benefit obligations as of September 30, 2007 reflect the valuation included in the Company's audited consolidated financial statements for the year ended December 31, 2006 and activity in 2007.

Note 17: Commitments and Contingencies

In the third quarter of 2007, the U.S. District Court for the Western District of Pennsylvania decided against the Company in a patent infringement case related to a business formerly owned by Thomson Financial. The Company subsequently posted a $95 million letter of credit in connection with its appeal. The letter of credit represents the amount of the district court's judgment, plus fees and interest. At this time, the Company believes that the ultimate outcome of this matter will not have a material adverse effect on the Company's financial condition, taken as a whole.

In 2005, the Company became aware of an inquiry by the Serious Fraud Office in the United Kingdom regarding the refund practices relating to certain duplicate subscription payments made by some of the customers in the Sweet & Maxwell and Gee businesses in the United Kingdom. In August 2007, the Company was notified by the authorities that they had completed their inquiry and no action would be taken against Thomson.

As previously disclosed, the Company is a defendant in a lawsuit involving its BAR/BRI business, Park v. The Thomson Corporation and Thomson Legal & Regulatory Inc., which was filed in the U.S. District Court for the Southern District of New York. The lawsuit alleges primarily violations of U.S. federal antitrust laws. In the third quarter of 2007, the Company accrued $13 million in connection with an agreement in principle to settle the case.

The Company is engaged in various legal proceedings and claims that have arisen in the ordinary course of business. Some of these matters are described in management's discussion and analysis for each of the three month period ended March 31, 2007 and the year ended December 31, 2006. The outcome of all of the proceedings and claims against the Company, including, without limitation, those described in management's discussion and analysis for each of the three month period ended March 31, 2007 and the year ended December 31, 2006, is subject to future resolution, including the uncertainties of litigation. Based on information currently known by the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the Company's financial condition, taken as a whole.

Note 18: Acquisitions

The number of transactions completed during the nine-month periods ended September 30, 2007 and 2006 and the related cash consideration were as follows:

	Nine months ended September 30,
Number of transactions	2007	2006 (unaudited)

Businesses and identifiable intangible assets acquired	26	20
Investments in businesses	–	1

	Nine months ended September 30,
Cash Consideration	2007	2006 (unaudited)

Businesses and identifiable intangible assets acquired	265	356
Contingent consideration payment – TradeWeb LLC	50	50
Investments in businesses	–	2

Total acquisitions	315	408

Included in these acquisitions were the purchases of: (i) Prous Science, a provider of life sciences information solutions, in September 2007; (ii) CrossBorder Solutions, a provider of tax software, in March 2007; (iii) Quantitative Analytics, Inc., a provider of financial database integration and analysis solutions, in March 2006; and (iv) MercuryMD, Inc., a provider of mobile information systems serving the healthcare market, in June 2006.

The value of goodwill and identifiable intangible assets acquired in connection with these transactions is detailed below.

	Nine months ended September 30,
	2007	2006 (unaudited)

Goodwill	118	216
Identifiable intangible assets with finite lives	182	145

All acquisitions have been accounted for using the purchase method and the results of acquired businesses are included in the consolidated financial statements from the dates of acquisition. For acquisitions made during the nine-month period ended September 30, 2007, approximately one half of the acquired goodwill is not deductible for tax purposes. For the nine-month period ended September 30, 2006, the majority of the acquired goodwill is not deductible for tax purposes. Purchase price allocations related to certain acquisitions may be subject to adjustment pending completion of final valuations. The classification of identifiable intangible assets acquired in 2007 are anticipated to be proportionately consistent with those disclosed in the Company's audited consolidated financial statements for the year ended December 31, 2006.

Included in assets and liabilities of discontinued operations were two acquisitions purchased for cash consideration of $54 million.

Additionally, during the third quarters of 2007 and 2006, the Company paid $50 million in each period for contingent earnout payments related to the 2004 TradeWeb LLC acquisition as the associated contingency was satisfied. The payment in 2007 constitutes the final payment under this agreement.

Note 19: Financial Instruments

Accounting Change

Effective January 1, 2006, Thomson adopted CICA Handbook Section 1530, Comprehensive Income, CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement and CICA Handbook Section 3865, Hedges. Under these new standards, all financial instruments, including derivatives, are included on the consolidated balance sheet and are measured either at fair market value or, in limited circumstances, at cost or amortized cost. Derivatives that qualify as hedging instruments must be designated as either a "cash flow hedge," when the hedged item is a future cash flow, or a "fair value hedge," when the hedged item is a recognized asset or liability. The unrealized gains and losses related to a cash flow hedge are included in other comprehensive income. For a fair value hedge, both the derivative and the hedged item are recorded at fair value in the consolidated balance sheet and the unrealized gains and losses from both items are included in earnings. For derivatives that do not qualify as hedging instruments, unrealized gains and losses are reported in earnings.

Carrying Amounts

Amounts recorded in the consolidated balance sheet are referred to as "carrying amounts." The primary debt carrying amounts are reflected in "Long-term debt" and "Current portion of long-term debt" in the consolidated balance sheet. The carrying amounts of derivative instruments are included in "Other current assets," "Other non-current assets," and "Other non-current liabilities" in the consolidated balance sheet, as appropriate.

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Fair Values

The fair values of cash and cash equivalents, accounts receivable, short-term indebtedness and accounts payable approximate their carrying amounts because of the short-term maturity of these instruments. The fair value of long-term debt, including the current portion, is estimated based on either quoted market prices for similar issues or current rates offered to Thomson for debt of the same maturity. The fair values of interest rate swaps and forward contracts are estimated based upon discounted cash flows using applicable current market rates. The fair values of the foreign exchange contracts reflect the estimated amounts at which the Company would have to settle all outstanding contracts on September 30, 2007 and December 31, 2006.

Credit Risk

Thomson attempts to minimize its credit exposure on derivative contracts by entering into transactions only with counterparties that are major investment-grade international financial institutions.

The Company places its cash investments with high-quality financial institutions and limits the amount of exposure to any one institution. At September 30, 2007, a significant portion of the Company's cash was invested in money market funds with numerous institutions. All of the money market funds were rated AAA.

Credit Facilities

In August 2007, the Company entered into a new syndicated credit agreement with a group of banks. This new credit agreement consists of a $2.5 billion five-year unsecured revolving credit facility. Under the terms of the new agreement, the Company may request an increase in the amount of the lenders' commitments up to a maximum amount of $3.0 billion. This new agreement is available to provide liquidity in connection with the Company's commercial paper program and for general corporate purposes of the Company and its subsidiaries including, following the closing of the proposed transaction with Reuters, Thomson-Reuters PLC and its subsidiaries. The maturity date of the agreement is August 14, 2012. However, the Company may request that the maturity date be extended under certain circumstances, as set forth in the agreement, for up to two additional one-year periods. The syndicated credit agreement contains certain customary affirmative and negative covenants, each with customary exceptions. The financial covenant related to this agreement is described below. In connection with entering into this new agreement, the Company terminated the existing unsecured revolving bilateral loan agreements that had previously provided an aggregate commitment of $1.6 billion.

Additionally, in May 2007, the Company entered into a £4.8 billion credit facility. The Company entered into this facility as a result of requirements of the U.K. Panel on Takeovers and Mergers, which require the Company and its financial advisors for the transaction to confirm its ability to finance its proposed transaction with Reuters. The Company may only draw down amounts under this facility to finance the proposed transaction, to refinance any existing debt of Reuters or its subsidiaries after the closing, and to pay fees and expenses that the Company incurs in connection with the proposed transaction and the credit facility. As of September 30, 2007, the Company had not utilized this facility. In July 2007, the Company reduced the aggregate lending commitment under the facility to £2.5 billion after receiving proceeds from the sale of Thomson Learning's higher education, careers and library reference assets. In accordance with the terms of the new facility, the Company is required to hold certain of these sale proceeds in "permitted investments," as defined by the facility, until the closing of the proposed Reuters transaction. These "permitted investments" include, among other investments, money market funds that are rated at least "A-"or better. The facility is structured as a 364-day credit line with subsequent extension/ term-out options that would allow the Company to extend the final maturity until May 2009.

Under the terms of the syndicated credit agreement and acquisition credit agreement, the Company must maintain a ratio of net debt as of the last day of each fiscal quarter to adjusted EBITDA (earnings before interest, income taxes, depreciation and amortization and other modifications described in the agreement) for the last four quarters ended of not more than 4.5:1. Net debt is total debt adjusted to factor in the impact of swaps and other hedge agreements related to the debt, and is reduced to reflect the Company's cash and cash equivalents balance. As of September 30, 2007, the Company was in compliance with this covenant.

At September 30, 2007, undrawn and available bank facilities amounted to $7.5 billion.

Short-term Indebtedness

At December 31, 2006, short-term indebtedness was principally comprised of $316 million of commercial paper with an average interest rate of 4.8%. The rate was 5.3% after taking into account hedging arrangements.

Long-term Debt and Related Derivative Instruments

On October 2, 2007, the Company completed the offering of $800 million of 5.70% notes due 2014. The net proceeds from this offering were approximately $790 million. See Note 25.

In July 2007, the Company repaid C$250 million of debentures upon their maturity.

In January 2006, the Company repaid $50 million of privately placed notes upon their maturity.

The following is a summary of long-term debt and related derivative instruments that hedge the cash flows or fair value of the debt:

	Carrying amount		Fair value
As at September 30, 2007	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments

Bank and other	5	–	5	–
4.35% Notes, due 2009	298	(54)	295	(54)
4.50% Notes, due 2009	247	(63)	247	(63)
5.20% Notes, due 2014	599	(121)	589	(121)
6.85% Medium-term notes, due 2011	397	(153)	419	(153)
5.75% Notes, due 2008	400	–	401	–
4.25% Notes, due 2009	200	–	196	–
4.75% Notes, due 2010	250	–	246	–
6.20% Notes, due 2012	700	–	718	–
5.25% Notes, due 2013	250	–	244	–
5.50% Debentures, due 2035	400	–	349	–
7.74% Private placement, due 2010	75	–	79	–

	3,821	(391)	3,788	(391)

Current portion	(403)	–

	3,418	(391)

	Carrying amount		Fair value
As at December 31, 2006	Primary debt instruments	Derivative instruments	Primary debt instruments	Derivative instruments

Bank and other	111	–	109	–
6.50% Debentures, due 2007	217	(38)	217	(38)
4.35% Notes, due 2009	258	(21)	258	(21)
4.50% Notes, due 2009	217	(33)	217	(33)
5.20% Notes, due 2014	522	(58)	536	(58)
6.85% Medium-term notes, due 2011	345	(108)	378	(108)
5.75% Notes, due 2008	400	–	401	–
4.25% Notes, due 2009	200	–	195	–
4.75% Notes, due 2010	250	–	245	–
6.20% Notes, due 2012	700	–	723	–
5.25% Notes, due 2013	250	–	246	–
5.50% Debentures, due 2035	400	–	363	–
Private placements, due 2006-2010	75	–	81	–

	3,945	(258)	3,969	(258)

Current portion	(264)	38

	3,681	(220)

The Company utilized various derivative instruments to hedge its currency and interest rate risk exposures. Certain of these instruments were fixed-to-fixed cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars. These instruments were designated as cash flow hedges and recorded in the Company's consolidated balance sheet at their fair value. The fair value of these instruments reflects the effect of changes in foreign currency exchange rates on the principal amount of the debt from the origination date to the balance sheet date as well as the effect of such changes on interest payments and spot-to-forward rate differences. The

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portion of the fair value attributable to items other than the effect of changes in exchange rates on the principal amounts was $26 million as of September 30, 2007. The total fair value for these agreements at September 30, 2007 was $299 million.

The Company also held fixed-to-floating cross-currency interest rate swaps, which swap Canadian dollar principal and interest payments into U.S. dollars and also change interest payments from a fixed to floating rate. These instruments were designated as fair value hedges. The total fair value for these agreements at September 30, 2007 was $92 million.

Currency Risk Exposures

Bank and other debt at September 30, 2007 and at December 31, 2006 were primarily U.S. dollar-denominated. The 4.35% Notes, 4.50% Notes, 5.20% Notes and medium-term notes are Canadian dollar-denominated and are fully hedged into U.S. dollars. The 6.50% Debentures were also hedged into U.S. dollars through the date of repayment in July 2007. The 5.75% Notes, 4.25% Notes, 4.75% Notes, 6.20% Notes, 5.25% Notes, 5.50% Debentures and private placements are U.S. dollar-denominated. The carrying amount of long-term debt, all of which is unsecured, was denominated in the following currencies:

	Before currency hedging arrangements		After currency hedging arrangements[1]
	9/30/07	12/31/06	9/30/07	12/31/06

Canadian dollar	1,542	1,559	–	–
U.S. dollar	2,276	2,348	3,453	3,703
Other currencies	3	38	3	38

	3,821	3,945	3,456	3,741

1
Represents net cash outflow upon maturity and, therefore, excludes fair value adjustments of $26 million and $54 million at September 30, 2007 and December 31, 2006, respectively.

Maturities of long-term debt in each of the next five years and thereafter are as follows:

	2007	2008	2009	2010	2011	2012	Thereafter	Total

Before currency hedging arrangements	3	400	747	325	397	700	1,249	3,821
After currency hedging arrangements[1]	3	400	632	325	254	700	1,142	3,456

1
Represents net cash outflow upon maturity and, therefore, excludes fair value adjustments of $26 million and $54 million at September 30, 2007 and December 31, 2006, respectively.

Interest Rate Risk Exposures

At September 30, 2007, the Company held four cross-currency interest rate swap agreements which swap from fixed to floating interest rates. After taking account of these hedging arrangements, the fixed and floating rate mix of long-term debt is as follows:

	2007	Average interest rate	% Share	2006	Average interest rate	% Share

Total fixed	3,147	5.5%	91%	3,218	5.4%	86%
Total floating	309	5.5%	9%	523	5.6%	14%

	3,456	5.5%	100%	3,741	5.4%	100%

Including the effect of short-term indebtedness, the proportion of fixed to floating rate debt was 91% to 9%. Floating rate long-term debt is LIBOR-based and, consequently, interest rates are reset periodically.

Foreign Exchange Contracts

Thomson uses foreign exchange contracts to manage foreign exchange risk. Generally, foreign exchange contracts are designated for existing assets and liabilities, firm commitments or forecasted transactions that are expected to occur in less than one year. At September 30, 2007 and December 31, 2006, the fair value of foreign exchange contracts was not material.

Hedging Program for Reuters Consideration

As the funding of the cash consideration required to be paid to Reuters shareholders will fluctuate based on the $/£ exchange rate, in July 2007 the Company commenced a hedging program to mitigate exposure to changes in the $/£ exchange rate. In the third quarter of 2007, the Company paid approximately $76 million for the purchase of several sterling call options with a cumulative notional value of £2,300 million and various strike prices of approximately $2.05/£1.00. These options are stated at their fair value in the consolidated balance sheet and changes in their fair value are reflected within the consolidated statement of earnings. The fair value of these options at September 30, 2007, was approximately $67 million.

Additionally, after completion of the sale of Thomson Learning's higher education, careers and library reference businesses, the Company invested a portion of the proceeds in sterling-denominated money market funds. As of September 30, 2007, the balance in these funds, which were included in consolidated balance sheet as cash and cash equivalents, totaled approximately £1.4 billion.

Investments

At September 30, 2007 and December 31, 2006, investments accounted for using the cost and equity methods were not material. These investments are reported within "Other non-current assets" in the consolidated balance sheet.

Note 20: Stock-based Compensation

Phantom Stock Plan

Thomson has a phantom stock plan that provides for the granting of stock appreciation rights ("SARs") to officers and key employees. The SAR provides the holder with the opportunity to earn a cash award equal to the fair market value of the Company's common shares less the price at which the SAR was issued. Compensation expense is measured based on the market price of Thomson common shares at the end of the reporting period. The SARs outstanding under the plan have been granted at the closing price of the Company's common shares on the day prior to the date of grant, vest over a four to eight-year period, and expire five to eleven years after the grant date. The compensation expense is recognized over the applicable period. At September 30, 2007, the authorized number of SAR's was 20,500,000 and there were 3,231,695 units available for grant. At December 31, 2006, the authorized number of SARs was 20,500,000 and there were 3,189,867 units available for grant. Thomson recognized an (income) expense of $(4) million and $3 million (unaudited) related to the phantom stock plan for the nine months ended September 30, 2007 and 2006, respectively, in the consolidated statement of earnings.

A summary of the status of the Canadian dollar-denominated stock appreciation rights outstanding as of September 30, 2007 and December 31, 2006, and changes during the periods ended on those dates, is as follows:

	Nine months ended September 30, 2007		Twelve months ended December 31, 2006
	SARs	Canadian $ weighted-average exercise price	SARs	Canadian $ weighted-average exercise price

Outstanding at beginning of period	1,531,558	40.84	2,209,503	38.66
Granted	–	–	–	–
Exercised	(326,307)	38.21	(527,000)	33.01
Forfeited	(182,588)	42.72	(150,945)	36.26

Outstanding at end of period	1,022,663	41.34	1,531,558	40.84

Exercisable at end of period	782,111	41.30	1,197,941	40.65

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The following table summarizes the Canadian dollar-denominated stock appreciation rights outstanding at September 30, 2007:

SARs outstanding			SARs exercisable
Canadian $ range of exercise prices	Number outstanding at 9/30/07	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 9/30/07	Canadian $ weighted-average fexercise price

36.00 - 41.00	603,333	4.15	38.36	463,731	37.63
41.74 - 48.40	365,010	6.32	43.87	264,060	44.42
57.40 - 57.45	54,320	3.23	57.40	54,320	57.40

During the nine months ended September 30, 2007, 115,760 U.S. dollar-denominated SARs were granted, at a weighted average exercise price of $42.91. All of the SARs were outstanding as of September 30, 2007 and had a remaining contractual life of 9.42 years.

Stock Incentive Plan

In January 2000, the board of directors approved the adoption of a stock incentive plan. The plan authorizes the Company to grant officers and employees stock options and other equity-based awards. An amendment to the plan was approved by the Company's shareholders in May 2005, which increased the number of common shares issuable under the plan to 40,000,000. As of September 30, 2007, and December 31, 2006, there were 20,526,544 and 22,384,901 awards available for grant, respectively.

Stock Options

Under the plan, the exercise price of an option equals the closing market price of the Company's stock on the New York Stock Exchange on the day prior to the date of the grant and the maximum term of an option is 10 years. In general, grants vest 25% per year from the date of issuance. Under the plan, options may be granted in either Canadian dollars or U.S. dollars.

A summary of the status of the Canadian dollar-denominated options granted and exercised as of September 30, 2007 and December 31, 2006, and changes during the periods ended on those dates, is as follows:

	Nine months ended September 30, 2007		Twelve months ended December 31, 2006
	Options	Canadian $ weighted-average exercise price	Options	Canadian $ weighted-average exercise price

Outstanding at beginning of period	5,099,392	49.79	5,451,664	49.67
Granted	–	–	–	–
Exercised	(93,400)	45.02	(157,800)	42.69
Forfeited	(256,340)	52.56	(194,472)	52.16

Outstanding at end of period	4,749,652	49.74	5,099,392	49.79

Exercisable at end of period	4,734,777	49.76	5,067,267	49.85

The following table summarizes information on Canadian dollar-denominated stock options outstanding at September 30, 2007:

Options outstanding			Options exercisable
Canadian $ range of exercise prices	Number outstanding at 9/30/07	Weighted-average remaining contractual life	Canadian $ weighted-average exercise price	Number exercisable at 9/30/07	Canadian $ weighted-average exercise price

40.69 - 44.40	1,075,000	2.75	41.06	1,060,125	41.05
45.90 - 48.70	1,975,472	4.20	48.36	1,975,472	48.36
50.25 - 57.45	1,699,180	3.20	56.84	1,699,180	56.84

A summary of the status of the U.S. dollar-denominated options granted and exercised as of September 30, 2007 and December 31, 2006, and changes during the periods ended on those dates, is as follows:

	Nine months ended September 30, 2007		Twelve months ended December 31, 2006
	Options	U.S.$ weighted-average exercise price	Options	U.S.$ weighted-average exercise price

Outstanding at beginning of period	9,627,964	32.98	10,469,989	32.62
Granted	1,827,510	42.95	380,000	38.27
Exercised	(1,020,877)	32.22	(742,400)	30.83
Forfeited	(429,597)	34.77	(479,625)	32.66

Outstanding at end of period	10,005,000	34.80	9,627,964	32.98

Exercisable at end of period	4,753,651	31.76	5,094,436	31.39

The following table summarizes information on U.S. dollar-denominated stock options outstanding at September 30, 2007:

Options outstanding			Options exercisable
U.S.$ range of exercise prices	Number outstanding at 9/30/07	Weighted-average remaining contractual life	U.S. $ weighted-average exercise price	Number exercisable at 9/30/07	U.S. $ Weighted-average exercise price

26.06 - 29.70	1,332,492	5.20	26.08	1,332,492	26.08
30.79 - 33.76	4,035,630	6.73	33.54	2,542,195	33.47
33.87 - 42.96	4,636,878	8.67	35.54	878,964	35.43

The Company expenses the fair value of all stock options using the Black-Scholes pricing model to calculate an estimate of fair value. Under this method, a fair value is determined for each option at the date of grant, and that amount is recognized as expense over the vesting period. For the nine months ended September 30, 2007 and 2006, compensation expense recorded in connection with stock options was $19 million and $16 million (unaudited), respectively.

Using the Black-Scholes pricing model, the weighted-average fair value of options granted was estimated to be $8.57 and $7.99 for the nine months ended September 30, 2007 and year ended December 31, 2006, respectively. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. In addition, the model requires the use of subjective assumptions, including expected stock price volatility. The principal assumptions used in applying the Black-Scholes option-pricing model for the nine months ended September 30, 2007 and year ended December 31, 2006 were as follows:

	Nine months ended September 30, 2007	Twelve months ended December 31, 2006

Risk-free interest rate	4.7%	4.6%
Dividend yield	2.3%	2.3%
Volatility factor	17.1%	18.5%
Expected life (in years)	6	6

Restricted Share Units

In 2004, the Company made its initial grant of Restricted Shares Units ("RSUs"). RSUs give the holder the right to receive a specified number of common shares at the specified vesting date or upon the achievement of certain performance goals. RSUs vest over a period of up to seven years. The holders of RSUs have no voting rights, but accumulate additional units based on notional dividends paid by the Company on its common shares at each dividend payment date, which are reinvested as additional restricted share units. Compensation expense related to RSUs is recognized over the vesting period, based upon the closing price of the Company's common shares on the day prior to the date of grant. For the nine months ended September 30, 2007 and 2006, compensation expense recorded in connection with RSUs was $4 million and $3 million (unaudited), respectively.

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A summary of the status of the time based restricted share units granted and vested as of September 30, 2007 and December 31, 2006, and changes during the periods ended on those dates, is as follows:

	Nine months ended September 30, 2007		Twelve months ended December 31, 2006
	RSUs	U.S.$ weighted-average value	RSUs	U.S. $ weighted-average value

Outstanding at beginning of period	407,925	35.89	223,715	33.86
Granted	145,637	42.84	192,098	38.20
Cancellations	(10,402)	32.58	–	–
Vested	(26,220)	34.10	(7,888)	34.79

Outstanding at end of period	516,940	38.00	407,925	35.89

In January 2007 and 2006, 5,239 and 2,991 shares, respectively, were issued in connection with the vesting of the RSUs after the withholding of applicable employee taxes. No other outstanding RSUs vest until December 31, 2007.

Performance Restricted Share Units

In 2006, the Company introduced a new form of long-term incentive program ("LTIP") intended to reward certain senior executives. Previously, the Company's LTIP awards were cash based.

Under the 2006 LTIP awards, participants are granted Performance Restricted Share Units ("PRSUs") which give the holder the right to receive one Thomson common share for each unit held in their PRSU account that vests on the vesting date, based upon the Company's performance during the three-year performance period against pre-established goals. Between 0% and 200% of the initial grant amounts may vest.

The holders of PRSUs accumulate additional units based upon notional dividends paid by the Company on its common shares on each dividend payment date which are reinvested as additional PRSUs. Compensation expense related to each PRSU grant is recognized over the three-year performance period based upon the closing price of the Company's common shares on the NYSE on the day prior to the date of grant and the number of units expected to vest.

For the nine months ended September 30, 2007 and 2006, compensation expense recorded in connection with PRSU's was $12 million and $7 million (unaudited), respectively.

A summary of the status of the performance based restricted share units granted and vested as of September 30, 2007 and December 31, 2006, and changes during the periods ended on those dates, is as follows:

	Nine months ended September 30, 2007		Twelve months ended December 31, 2006
	PRSUs	U.S.$ weighted-average value	PRSUs	U.S. $ weighted-average value

Outstanding at beginning of period	705,109	38.88	–	–
Granted	750,347	42.93	705,109	38.88
Cancellations	(163,789)	39.19	–	–
Vested	–	–	–	–

Outstanding at end of period	1,291,667	41.13	705,109	38.88

Employee Stock Purchase Plan

In 2005, the Company initiated an Employee Stock Purchase Plan ("ESPP") under which eligible U.S. employees may purchase a maximum of 6,000,000 common shares. In 2006, the Company expanded the ESPP to eligible employees in Canada and the United Kingdom under a separate global plan that provides for the issuance of up to an additional 2,000,000 common shares. Each quarter, employees may elect to withhold up to 10% of their eligible compensation, up to a maximum of $21,250 per year, to purchase Thomson common shares at a price equal to 85% of the closing price of the shares on the NYSE as of the last business day of the quarter. The Company recognized an expense of $4 million for each of the nine months ended September 30, 2007 and year ended December 31, 2006 relating to the 15% discount of purchased shares. In the nine months ended September 30, 2007, and the year ended December 31, 2006, 622,992 and 754,993 shares were issued under the plan, respectively.

Note 21: Supplemental Cash Flow Information

Details of "Changes in working capital and other items" were as follows:

	Nine months ended September 30,
	2007	2006 (unaudited)

Accounts receivable	76	82
Inventories	(10)	(10)
Prepaid expenses and other current assets	(58)	21
Accounts payable and accruals	(138)	(139)
Deferred revenue	(57)	(67)
Income taxes	25	(29)
Other	(44)	(9)

	(206)	(151)

Non Cash Transactions

During the nine months ended September 30, 2007 and 2006, the Company issued 622,992 and 552,987 shares respectively, to employees in connection with its employee stock purchase plans.

Note 22: Related Party Transactions

As of September 30, 2007, Woodbridge and other companies affiliated with it together beneficially owned approximately 70% of the Company's common shares.

From time to time, in the normal course of business, Woodbridge and its affiliates purchase some products and service offerings from the Company. These transactions are negotiated at arm's length on standard terms, including price, and are not significant to the Company's results of operations or financial condition individually or in the aggregate.

In the normal course of business, a Woodbridge-owned company rents office space from one of the Company's subsidiaries. Additionally, a number of the Company's subsidiaries charge a Woodbridge-owned company fees for various administrative services. In 2006, the total amounts charged to Woodbridge for these rentals and services were approximately $2 million. In the nine months ended September 30, 2007, these rentals and services totaled approximately $1 million.

The employees of Jane's Information Group ("Jane's"), a business sold by the Company to Woodbridge in April 2001, participated in the Company's pension plans in the United States and United Kingdom, as well as the defined contribution plan in the United States, until June 2007, when Woodbridge sold Jane's to a third party. As a consequence of the sale, Jane's employees have ceased active participation in the Company's plans. During its period of participation, Jane's made proportional contributions to these pension plans as required, and made matching contributions in accordance with the provisions of the defined contribution plan. As part of its original purchase from the Company, Woodbridge assumed the pension liability associated with the active employees of Jane's.

Thomson purchases property and casualty insurance from third party insurers and retains the first $500,000 of each and every claim under the programs via the Company's captive insurance subsidiary. Woodbridge is included in these programs and pays Thomson a premium commensurate with its exposures. In 2006, these premiums were approximately $50,000, which would approximate the premium charged by a third party insurer for such coverage. In the nine months ended September 30, 2007, these premiums totaled approximately $36,000.

The Company has entered into an agreement with Woodbridge under which Woodbridge has agreed to indemnify up to $100 million of liabilities incurred either by the Company's current and former directors and officers or by the Company in providing indemnification to these individuals on substantially the same terms and conditions as would apply under an arm's length, commercial arrangement. A third party administrator will manage any claims under the indemnity. Thomson pays Woodbridge an annual fee of $750,000, which is less than the premium that the Company would have paid for commercial insurance.

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The Company has entered into a contract with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. Mr. Denning, one of the Company's directors and chairman of the board's Human Resources Committee, is also a director of Hewitt. Mr. Denning has not participated in negotiations related to the contract and has refrained from deliberating and voting on the matter by the Human Resources Committee and the board of directors. Under the current contract terms, the Company expects to pay Hewitt an aggregate of approximately $165 million over a 10 year period beginning in 2006. In 2006, Thomson paid Hewitt $16 million for its services. In the nine months ended September 30, 2007, the Company paid Hewitt approximately $9 million associated with this agreement.

Note 23: Segment Information

Thomson is a global provider of integrated information solutions for business and professional customers. Effective January 1, 2007, the Company realigned its continuing operations into five new segments consisting of Legal, Financial, Tax & Accounting, Scientific and Healthcare. Prior period segment data have been restated to conform to this presentation. The accounting policies applied by the segments are the same as those applied by the Company.

The reportable segments of Thomson are strategic business groups that offer products and services to target markets, as follows:

Legal

Providing workflow solutions throughout the world to legal, intellectual property, compliance, and other business professionals, as well as government agencies.

Financial

Providing products and integration services to financial and technology professionals in the corporate, investment banking, institutional, retail wealth management and fixed income sectors of the global financial community.

Tax & Accounting

Providing integrated information and workflow solutions for tax and accounting professionals in North America.

Scientific

Providing information and services to researchers, scientists and information professionals in the academic, scientific, corporate and government marketplaces.

Healthcare

Providing information and services to physicians and other professionals in the healthcare, corporate and government marketplaces.

Additionally, in March 2007, a broker research business managed by the Legal segment was transferred to the Financial segment. Financial information for all periods has been restated to reflect this transfer.

Reportable Segments

	Nine months ended September 30, 2007		Nine months ended September 30, 2006 (unaudited)
	Revenues	Segment operating profit	Revenues	Segment operating profit

Legal	2,458	778	2,228	693
Financial	1,611	319	1,497	269
Tax & Accounting	457	95	387	73
Scientific	471	120	440	105
Healthcare	294	28	216	20

Segment totals	5,291	1,340	4,768	1,160
Corporate and other [1]	–	(258)	–	(151)
Eliminations	(13)	–	(12)	–

Total	5,278	1,082	4,756	1,009

1
Corporate and other includes corporate costs, certain costs associated with the Company's stock compensation plans, THOMSONplus and Reuters transaction costs.

In accordance with CICA Handbook Section 1701, Segment Disclosures, the Company discloses information about its reportable segments based upon the measures used by management in assessing the performance of those reportable segments. The Company uses segment operating profit, which is operating profit before amortization of identifiable intangible assets, to measure the operating performance of its segments. Management uses this measure because amortization of identifiable intangible assets is not considered to be a controllable operating cost for purposes of assessing the current performance of the segments. While in accordance with Canadian GAAP, the Company's definition of segment operating profit may not be comparable to that of other companies.

The following table reconciles segment operating profit per the reportable segment information to operating profit per the consolidated statement of earnings:

	Nine months ended September 30,
	2007	2006 (unaudited)

Segment operating profit	1,082	1,009
Less: Amortization	(189)	(178)

Operating profit	893	831

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Note 24: Reconciliation of Canadian to U.S. Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in some respects from U.S. GAAP. The following table presents the material differences between Canadian and U.S. GAAP:

	Nine months ended September 30,
	2007	2006 (unaudited)

Net earnings under Canadian GAAP	3,570	729
Differences in GAAP increasing (decreasing) reported earnings:
Business combinations	77	14
Derivative instruments and hedging activities	(8)	3
Income taxes	(60)	(23)

Net income under U.S. GAAP	3,579	723

Earnings under U.S. GAAP from continuing operations	752	594
Earnings under U.S. GAAP from discontinued operations	2,827	129

Net income under U.S. GAAP	3,579	723

Basic earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.17	$0.91
Discontinued operations, net of tax	$4.41	$0.20

Basic earnings per common share	$5.58	$1.11

Diluted earnings per common share, under U.S. GAAP, from:
Continuing operations	$1.16	$0.91
Discontinued operations, net of tax	$4.39	0.20

Diluted earnings per common share	$5.55	$1.11

Descriptions of the nature of the reconciling differences are provided below:

Business Combinations

Prior to January 1, 2001, various differences existed between Canadian and U.S. GAAP for the accounting for business combinations, including the establishment of acquisition-related liabilities. The net increase to income primarily relates to (i) costs that are required to be recorded as operating expenses under U.S. GAAP which, prior to January 1, 2001, were capitalized under Canadian GAAP; (ii) overall decreased amortization charges due to basis differences; and (iii) differences in gain or loss calculations on business disposals resulting from the above factors.

Derivative Instruments and Hedging Activities

Under U.S. Statement of Financial Accounting Standards ("FAS") 133, Accounting for Derivative Instruments and Hedging Activities, as amended by FAS 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, all derivative instruments are recognized in the balance sheet at their fair values, and changes in fair value are recognized either immediately in earnings or, if the transaction qualifies for hedge accounting, when the transaction being hedged affects earnings. Effective January 1, 2006, the Company adopted the same recognition and measurement principles as allowed under new Canadian GAAP accounting standards as discussed in Note 5.

Prior to January 1, 2006, in accordance with Canadian GAAP, the Company disclosed the fair values of derivative instruments in the notes to the annual consolidated financial statements, but did not record such fair values in the consolidated balance sheet, except for derivative instruments that did not qualify as hedges. From January 1, 2004, derivative instruments that did not qualify as hedges were recorded in the balance sheet at fair value, and the change in fair value subsequent to January 1, 2004 was recorded in the income statement. The fair value as of January 1, 2004 was deferred and amortized into earnings in conjunction with the item it previously hedged. The reconciling items subsequent to January 1, 2004 relate to historical balances due to the fact that the adoption of the standards occurred at a later date for Canadian GAAP.

Income Taxes

Under Canadian GAAP, the Company estimates separate annual effective income tax rates for each taxing jurisdiction and individually applies such rates to the interim period's pre-tax income of each jurisdiction. Under U.S. GAAP, the Company estimates the average annual effective income tax rate, excluding jurisdictions that generate net losses where the Company does not expect to receive a tax benefit, and applies that rate to the Company's interim period pre-tax income excluding the interim period pre-tax loss of those loss jurisdictions. Additionally, U.S. GAAP requires that the effect of a change in tax laws be recorded upon enactment. Under Canadian GAAP, changes in tax laws are recorded upon substantial enactment.

The income tax adjustment consists of the following:

	Nine months ended September 30,
	2007	2006 (unaudited)

Additional provision due to different accounting principles described above	(35)	(18)
Tax effect of U.S. GAAP pre-tax reconciling items	(25)	(5)

Total income taxes per reconciliation	(60)	(23)

As discussed in Note 5, effective January 1, 2007, the Company adopted a new accounting policy under Canadian GAAP for uncertain income tax positions which conforms to the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"). The adoption of FIN 48 was required for U.S. GAAP purposes as of January 1, 2007. As a result of this adoption, there is no material difference in treatment between Canadian and U.S. GAAP for uncertain income tax positions.

Recently Issued Accounting Standards

In September 2006, the FASB issued FAS 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement's impact on its financial statements.

In February 2007, the FASB issued FAS 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. FAS 159 is effective for the Company in the first quarter of 2008. The Company is currently evaluating the statement's impact on its financial statements.

Note 25: Subsequent Events

On October 2, 2007, the Company completed an offering of $800 million of 5.7% debentures due 2014. The net proceeds from this offering were approximately $790 million. The Company used these proceeds: (i) to repay its $400 million principal amount of 5.75% notes which matured in February 2008: (ii) to replace funds used to repay its C$250 million principal amount of 6.50% notes which matured in July 2007: and (iii) for general corporate purposes. On October 20, 2007, the shelf prospectus under which the Company completed this offering expired.

On October 5, 2007, the Company completed the acquisition of Deloitte Tax LLP's Property Tax Services business. The unit will be known as Thomson Property Tax Services and will be included in the Thomson Tax & Accounting segment.

Also, on October 5, 2007, the Company completed the transfer of all liabilities and assets with respect to the Thomson Regional Newspapers Pension Plan ("TRN plan") to a third party. As a result of the transfer, the Company no longer maintains responsibility for the TRN plan. A gain of $34 million was recognized in the fourth quarter of 2007 in connection with this transaction.

On October 11, 2007, the Company announced that it had agreed to form a partnership with a consortium of nine global securities dealers to seek to further expand TradeWeb, its electronic trading unit within Thomson Financial. This transaction closed in January 2008. The partnership will utilize TradeWeb's established market position to create a global multi-asset class execution venue for clients. Under the terms of the agreement, the dealers invested $180 million to purchase a 15% stake in an entity that includes TradeWeb's established markets, as well as the Company's Autex and order routing businesses, which was renamed TradeWeb Markets. Additionally, Thomson and the dealers funded additional investment in asset class expansion through a new entity, TradeWeb New Markets. Thomson's contribution to this new entity was an initial cash investment of $30 million, with a commitment for an additional $10 million, and certain assets valued at approximately $30 million. The consortium contributed $60 million, with a commitment for an additional $40 million, as well as certain contracts valued at approximately $180 million. Thomson owns 20% of TradeWeb New Markets and the consortium owns 80%. The

E-88  MANAGEMENT INFORMATION CIRCULAR

infrastructure, including the existing TradeWeb platform, and management of TradeWeb Markets will support both companies. TradeWeb New Markets will pay a fee for services provided by TradeWeb Markets. Under terms of the agreement, these two entities will merge upon meeting either certain performance or time-based milestones. The ownership interests of the merged entity will be based upon the fair values of the two entities at the time of merger. Until the merger, Thomson will consolidate the results of TradeWeb Markets, reflecting the consortium's share of earnings as a minority interest, and reflect its minority share in TradeWeb NewMarkets as an equity investment. After the merger, the accounting treatment for the Company's investment will reflect its ultimate ownership stake and degree of control over the entity.

On October 12, 2007, the Company sold Prometric, a global leader in assessment services, to ETS for $310 million in cash and a 6% promissory note of $79 million due in 2014. The principal amount of the note, which was previously reported as $125 million, was adjusted to $79 million reflecting adjustments made based on the continuity of offerings from certain customer contracts. The Company recognized a post-tax gain of $18 million related to this transaction.

In November 2007, the Company filed a new shelf prospectus to issue up to $3 billion of debt securities from time to time. The shelf prospectus is valid for 25 months from its effective date. No debt securities have been issued under this shelf prospectus.

In November 2007, the Company announced it has resumed its share repurchase program (normal course issuer bid). Under the current program, the Company may repurchase up to 15 million of its common shares. The Company temporarily suspended repurchases prior to its announcement of its proposed acquisition of Reuters Group PLC in May 2007.

On December 14, 2007, the Company announced that Woodbridge plans to reinvest the equivalent of 50% of the dividends that it receives during the first three quarters of 2008. Woodbridge's reinvestment in additional common shares of the Company will be in accordance with the terms of the Company's dividend reinvestment plan program. Thomson shareholders may elect to reinvest their dividends in common shares at the prevailing market price.

In December 2007, the Company paid $1.3 billion in income taxes related to the gain realized on the sale of various Thomson Learning businesses in 2007.

In December 2007, the Company sold GEE, a regulatory information business in the United Kingdom. This business was previously managed within Thomson Legal.

In January 2008, the Company completed the acquisition of TaxStream, a provider of income tax provision software for corporations. TaxStream will be included in the Thomson Tax & Accounting segment.

On February 7, 2008, the Company announced that its board of directors approved an annual 2008 dividend of $1.08 per common share, an increase of $0.10 per common share, or 10%, over 2007. The new quarterly dividend of $0.27 per share is payable on March 17, 2008, to common shareholders of record as of February 21, 2008.

On February 19, 2008, the Company and Reuters announced that the European Commission, US Department of Justice and Canadian Competition Bureau gave approval for the Company's proposed acquisition of Reuters.

ANNEX F – REUTERS FINANCIAL INFORMATION

Report of Independent Registered Public Accounting Firm to the Members of Reuters Group PLC

In our opinion, the accompanying consolidated balance sheet and the related consolidated income statement, consolidated statement of cash flows and consolidated statement of recognised income and expense present fairly, in all material respects, the financial position of Reuters Group PLC and its subsidiaries at December 31, 2006 and 2005, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2006, in conformity with International Financial Reporting Standards (IFRSs) as adopted by the European Union. These financial statements are the responsibility of the Group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in the accounting policies, the Group adopted International Accounting Standards (IAS) 32 'Financial Instruments: Disclosure and Presentations' IAS 39 'Financial Instruments: Recognition and Measurement' and IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations', in accordance with IFRS as adopted by the EU. The change has been accounted for prospectively from 1 January 2005 except for the disclosure requirements of IFRS 5 which were also applied to the comparative information.

As discussed in the Basis of accounting, the Group has restated its consolidated financial statements for the year ended 31 December 2005 to reflect the share buy-back agreement as a liability.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the summary of differences between IFRS and US Generally Accepted Accounting Principles (US GAAP) to the consolidated financial statements.

IFRSs as adopted by the European Union vary in certain significant respects from accounting principles generally accepted in Canada. Information relating to the nature and effect of such differences is presented in Note 41 to the consolidated financial statements.

(Signed) PricewaterhouseCoopers LLP

London

March 15, 2007, except for Note 41, as to which the date is February 29, 2008

F-2  MANAGEMENT INFORMATION CIRCULAR

REUTERS

CONSOLIDATED INCOME STATEMENT

		For the year ended 31 December
	Notes	2006 £m	2005 £m	2004 £m

Revenue	01, 02	2,566	2,409	2,339
Operating costs	03	(2,351)	(2,251)	(2,187)
Other operating income	04	41	49	42

Operating profit		256	207	194
Finance income	05	72	41	15
Finance costs	05	(87)	(53)	(27)
Profit on disposal of associates, joint ventures and available-for-sale financial assets		76	38	203
Share of post-taxation (losses)/profits from associates and joint ventures*	15	(4)	5	11

Profit before taxation		313	238	396
Taxation	06	(20)	(9)	(40)

Profit for the year from continuing operations		293	229	356
Profit for the year from discontinued operations	07	12	253	19

Profit for the year		305	482	375

Attributable to:
Equity holders of the parent	11	305	456	364
Minority interest	11	–	26	11
Earnings per share
From continuing and discontinued operations
Basic earnings per ordinary share	08	23.6p	32.6p	26.0p
Diluted earnings per ordinary share	08	23.1p	31.7p	25.4p

From continuing operations
Basic earnings per ordinary share	08	22.6p	16.3p	25.4p
Diluted earnings per ordinary share	08	22.2p	15.9p	24.8p

*
Share of post-tax (losses)/profits from associates and joint ventures includes a tax charge of £2 million (2005: £1 million, 2004: £2 million).

Dividends paid and proposed during the year were £134 million (2005: £140 million paid and proposed, 2004: £140 million paid and proposed). Please refer to note 32 on page F-69.

REUTERS

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

		For the year ended 31 December
	Notes	2006 £m	2005 £m	2004 £m

Profit for the year		305	482	375
Actuarial gains/(losses) on defined benefit plans	11, 25	6	(48)	(205)
Exchange differences taken directly to reserves	11, 28	(95)	118	(48)
Exchange differences taken to the income statement on disposal of assets	11, 28	–	(2)	6
Fair value gains/(losses) on available-for-sale financial assets	11, 28	6	(15)	–
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	11	–	(73)	–
Fair value gains/(losses) on net investment hedges	11, 28	34	(39)	–
Fair value gains taken to the income statement on disposal of net investment hedges	11, 28	–	(14)	–
Taxation on the items taken directly to or transferred from equity	11	(4)	14	35

Net losses not recognised in income statement	11	(53)	(59)	(212)

Total recognised income for the year		252	423	163

Attributable to:
Equity holders of the parent		252	374	166
Minority interest		–	49	(3)

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (See 'Basis of accounting' on page F-7). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders' equity at 31 December 2005 by £59 million.

Fair value gains and losses arise as a result of application of IAS 39 by the Group, with effect from 1 January 2005. The adoption of IAS 39 resulted in an increase in equity at 1 January 2005 of £129 million, of which £2 million was attributable to the minority interest.

The consolidated reconciliation of changes in equity is set out in note 11 on page F-31.

F-4  MANAGEMENT INFORMATION CIRCULAR

REUTERS

CONSOLIDATED BALANCE SHEET

		As at 31 December
		2006	2005	2004
			(Restated)
	Notes	£m	£m	£m

Assets
Non-current assets:
Intangible assets	13	559	487	316
Property, plant and equipment	14	371	358	354
Investments accounted for using the equity method:
Investments in joint ventures	15	19	32	29
Investments in associates	15	19	4	6
Deferred tax assets	26	281	276	292
Other financial assets and derivatives	16	47	22	28
Retirement benefit assets	25	18	–	–

		1,314	1,179	1,025

Current assets:
Inventories	18	1	1	3
Trade and other receivables	19	258	270	535
Other financial assets and derivatives	16	210	18	287
Current tax debtors		8	6	7
Cash and cash equivalents	20	129	662	578

		606	957	1,410

Non-current assets classified as held for sale	21	–	1	145

Total assets		1,920	2,137	2,580

Liabilities
Current liabilities:
Trade and other payables	22	(491)	(456)	(721)
Current tax liabilities	23	(196)	(228)	(260)
Provisions for liabilities and charges	24	(60)	(64)	(87)
Other financial liabilities and derivatives	16	(166)	(49)	(181)

		(913)	(797)	(1,249)

Non-current liabilities:
Provisions for liabilities and charges	24	(204)	(392)	(340)
Other financial liabilities and derivatives	16	(521)	(371)	(329)
Deferred tax liabilities	26	(110)	(66)	(45)

		(835)	(829)	(714)

Liabilities directly associated with non-current assets classified as held for sale	21	–	–	(47)

Total liabilities		(1,748)	(1,626)	(2,010)

Net assets		172	511	570

Shareholders' equity
Share capital	27	496	467	455
Other reserves	28	(1,738)	(1,692)	(1,755)
Retained earnings	11	1,414	1,736	1,671

Total parent shareholders' equity		172	511	371
Minority interest in equity		–	–	199

Total equity		172	511	570

2005 has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (See 'Basis of accounting' on page F-7). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders' equity at 31 December 2005 by £59 million.

The financial statements on pages F-3 to F-80 and the summary of differences between IFRS and US GAAP on pages F-80 to F-89 were approved by the Board of Directors on 15 March 2007. The summary of differences between IFRS and Canadian GAAP on pages F-89 to F-99 was approved by the Board of Directors on 29 February 2008.

Tom Glocer CEO	David Grigson CFO

REUTERS

CONSOLIDATED CASH FLOW STATEMENT

		For the year ended 31 December
	Notes	2006 £m	2005 £m	2004 £m

Cash flows from operating activities
Cash generated from operations	29	311	271	280
Interest received		42	55	19
Interest paid		(61)	(49)	(30)
Tax paid		(34)	(24)	(43)

Net cash flow from operating activities		258	253	226

Cash flows from investing activities
Acquisitions, net of cash acquired	30	(67)	(124)	(78)
Disposals, net of cash disposed	30	65	246	438
Purchases of property, plant and equipment		(122)	(145)	(109)
Proceeds from sale of property, plant and equipment		5	3	66
Purchases of intangible assets		(106)	(40)	(27)
Purchases of available-for-sale financial assets		–	(1)	(1)
Proceeds from sale of available-for-sale financial assets		–	85	25
Dividends received		3	5	5

Net cash flow from investing activities		(222)	29	319

Cash flows from financing activities
Proceeds from issue of shares		32	10	6
Share buy-back		(527)	(223)	–
(Increase)/decrease in short-term deposits		(196)	248	(105)
Increase/(decrease) in borrowings		270	(144)	(225)
Equity dividends paid to shareholders		(134)	(140)	(140)
Equity dividends paid to minority interests		–	(23)	–

Net cash flow from financing activities		(555)	(272)	(464)

Exchange (losses)/gains on cash and cash equivalents		(13)	66	(33)

Net (decrease)/increase in cash and cash equivalents		(532)	76	48

Cash and cash equivalents at the beginning of the year		637	561	513

Cash and cash equivalents at the end of the year	31	105	637	561

F-6  MANAGEMENT INFORMATION CIRCULAR

REUTERS

GROUP ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of financial statements are set out below. These policies have been consistently applied to 2006, 2005 and 2004, unless otherwise stated.

Basis of accounting

The financial statements have been prepared under the historical cost convention, unless otherwise stated below, and in accordance with the Companies Act 1985 and applicable accounting standards.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain judgements, estimates and assumptions that affect the reported amounts of revenue and expenses during the reported period, the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet dates. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

Further details regarding areas requiring significant assumptions and estimates are provided in the relevant notes to the financial statements.

The areas which require a higher degree of judgement include impairments, intangible assets, defined benefit pension plans, share-based payments, provisions, segment reporting, and taxation.

The 2005 balance sheet has been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability. During the close period following the 2006 year end, the Group repurchased 12 million shares (2005:13.5 million shares, 2004: nil) under these commitments at a total cost of £53 million (2005: £59 million, 2004: nil). The impact of recognising these commitments is to increase current liabilities and to decrease shareholders' equity at 31 December 2006 by £53 million (2005: £59 million, 2004: nil).There is no impact on reported profit, cash flow or earnings per share. Share repurchases under the buyback programme totalling £137 million for the period 1 January 2006 to 7 March 2006, which included the £59 million described above, were previously disclosed under note 38 'Post-balance sheet events' in the 2005 Annual Report and Form 20-F.

Adoption of International Financial Reporting Standards (IFRS)

Prior to 2005, the Group prepared its annual consolidated financial statements under UK GAAP. From 1 January 2005, the Group was required to prepare its annual consolidated financial statements in accordance with IFRS and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the EU and those parts of the Companies Act 1985 applicable to companies reporting under IFRS.

The Group's transition date to IFRS was 1 January 2004. All adjustments on first time adoption were recorded in shareholders' equity on the date of transition, except for adjustments relating to IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' which were recorded in shareholders' equity at 1 January 2005.

These financial statements take account of the requirements and options in IFRS1 'First-time Adoption of International Financial Reporting Standards' as those requirements and options relate to the 2004 comparatives included within these financial statements.

Basis of consolidation

The consolidated financial statements include the financial statements of Reuters Group PLC and its subsidiaries and the Group's share of the post-acquisition results of associates and joint ventures.

Subsidiaries

Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than 50% of the voting rights. Subsidiaries are consolidated from the date on which control is transferred to the Group and are de-consolidated from the date on which control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. The excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

All intra-group transactions are eliminated as part of the consolidation process. In preparing the Group financial information, accounting policies of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Associates and joint ventures

Associates are all entities over which the Group has significant influence but not control generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are all entities over which the Group has joint control with one or more other entities outside the Group. Investments in associates and joint ventures are accounted for by the equity method of accounting and are initially recognised at cost. The Group's investment in associates and joint ventures includes goodwill and intangibles identified on acquisition, plus the Group's share of post-acquisition reserves.

The Group's share of post-acquisition profits or losses is recognised in the income statement and its share of post-acquisition movements in reserves is recognised in reserves. When the Group's share of losses of an associate or joint venture equals or exceeds its interest in the associate or joint venture, the Group does not recognise further losses unless it has incurred obligations or made payments on behalf of the associate or joint venture.

Gains on transactions between the Group and its associates and joint ventures are eliminated to the extent of the Group's interest. For Group reporting purposes, the results of associates and joint ventures have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Group.

Foreign currency translation

Amounts included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in pounds sterling, the company's functional and presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rate prevailing at the date of the transaction. Foreign exchange gains and losses resulting from settlement of such transactions, and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement except when deferred in equity as qualifying cash flow and net investment hedges.

Exchange differences on non-monetary items, such as available-for-sale financial assets, are included in the fair value reserve in equity.

The results and financial position of all Group companies that have a functional currency other than sterling are translated as follows:

•
income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rate prevailing on the transaction date, in which case income and expenses are translated at the date of the transaction);

•
assets and liabilities are translated at the closing exchange rate at the date of the balance sheet; and

•
all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and from borrowings and other currency instruments designated as hedges of such investments, are taken to equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

Goodwill and fair value adjustments on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Revenue recognition

Revenue represents the turnover, net of discounts, derived from services provided to subscribers and sales of products applicable to the year.

Revenue from sales of subscription-based real-time and historical information services is recognised rateably over the term of the subscription.

Revenue from contracts for the outright sale of systems-based product solutions, which include the sale of fully developed software licences, is recognised at the time of client acceptance, at which time the Group has no further obligation. Long-term contracts are accounted for in accordance with the contractual terms either on a percentage of completion basis or on a time and materials as incurred basis.

Revenue from associated maintenance and support services is recognised rateably over the term of the maintenance contract. Where contracts allow the Group to recharge costs from communications suppliers and exchanges onwards to subscribers, this income is recognised as revenue.

Transaction products usage revenue is accounted for on a trade date basis.

Interest income is accrued on a time basis by reference to the amount outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset's net carrying value.

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Pensions and similar obligations

The Group operates defined contribution and defined benefit pension plans and provides post-retirement medical benefits.

Payments to defined contribution pension plans are charged as an expense to the income statement, as incurred, when the related employee service is rendered. The Group has no further legal or constructive payment obligations once the contributions have been made.

For defined benefit pension plans, the cost of providing benefits is determined using the Projected Unit Credit Method and is charged to the income statement so as to spread the service cost over the service lives of the employees. An interest cost representing the unwinding of the discount rate on the scheme liabilities, net of the expected return on scheme assets, is charged to the income statement. The liability recognised in the balance sheet, in respect of defined benefit pension plans, is the present value of the defined benefit obligation at the balance sheet date less the fair value of the plan assets. The defined benefit obligation is calculated annually by independent actuaries. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in a currency in which the benefits will be paid and that have terms of maturity approximating to the terms of the relevant pension liability.

All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation, and the fair value of plan assets, are recognised immediately in the statement of recognised income and expense.

Post-retirement medical benefits are provided to employees of some Group companies. The expected costs are determined using an accounting methodology similar to that for defined benefit pension plans.

Share-based payments

The Group makes equity-settled and cash-settled share-based payments to its employees. Equity-settled share-based awards granted after 7 November 2002 but not vested by 1 January 2005 are measured at fair value at the date of grant using an options pricing methodology and expensed over the vesting period of the award. At each balance sheet date, the Group reviews its estimate of the number of options that are expected to vest.

Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

When share options are exercised, the proceeds received, net of any transaction costs, are credited to share capital (nominal value) and share premium.

Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the identifiable net assets (including intangible assets) of the acquired subsidiary, associate or joint venture at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill and intangibles on acquisition of associates and joint ventures is included in the carrying value of the investment. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on disposal of an entity include the carrying amount of goodwill relating to the entity or investment sold.

Internally generated intangible assets

Expenditure related to the development of new products or capabilities that is incurred between establishing technical feasibility and the asset becoming ready for use is capitalised as an intangible asset and amortised over the useful economic life. Capitalisation commences from the point at which the technical feasibility and commercial viability of the product or capability can be demonstrated and the Group is satisfied that it is probable that future economic benefits will result from the product or capability once completed. Capitalisation ceases when the product or capability is ready for use.

Expenditure on research activities, and on development activities that do not meet the above criteria, is charged to the income statement as incurred.

Internally developed intangible assets are systematically amortised, on a straight line basis, over their useful economic lives which range from three to five years.

Other intangibles

Software which forms an integral part of the related hardware is capitalised with that hardware and included within property, plant and equipment.

Costs which are directly associated with the production of software for internal use in the business are capitalised as an intangible asset. Software assets are amortised on a straight line basis over their expected useful economic lives which range from three to five years.

Acquired intangible assets include software licences, customer relationships, trade names and trademarks. These assets are capitalised on acquisition and amortised over their expected useful economic lives which range from five to fifteen years.

Impairment of assets

Goodwill is not subject to amortisation and is tested annually for impairment.

All other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. In addition, intangible assets under development and not ready for use are renewed for impairment annually. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

For the purposes of assessing impairment, assets are grouped at the lowest level for which separately identifiable cash flows exist (cash generating units, 'CGUs'). Where assets do not generate independent cash flows and their carrying value cannot be attributed to a particular CGU, CGUs are grouped together at the level at which these assets reside, and the carrying amount of this group of CGUs is compared to the recoverable amount of that particular group.

Property, plant and equipment

All items of property, plant and equipment are stated at historical cost less depreciation including expenditure directly attributable to the acquisition of the items. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefit will flow to the Group and the cost of the item can be measured reliably.

Depreciation is calculated on a straight line basis so as to write down the assets to their residual values over their expected useful lives which are as follows:

Freehold land	Not depreciated

Freehold buildings	Normally 50 years

Leasehold property	Over the term of the lease

Computer systems equipment, office equipment and motor vehicles	2 to 5 years

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Non-current assets held for sale (effective 1 January 2005)

Non-current assets and disposal groups are classified as held for sale if their carrying amount is expected to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset is available for immediate sale in its present condition.

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less selling costs.

For 2004 comparatives, the Group has applied the disclosure requirements for assets held for sale as at 31 December 2004. Balance sheet values have not been restated, in accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'.

Investments (effective 1 January 2005)

Classification

The Group classifies its investments in the following categories:

•
financial assets at fair value through profit and loss;

F-10  MANAGEMENT INFORMATION CIRCULAR

•
loans and receivables; and

•
available-for-sale financial assets.

The classification depends on the purpose for which the assets were acquired. Management determines the classification of its investments at initial recognition and re-evaluates this designation at every reporting date.

Financial assets at fair value through profit and loss

This category includes financial assets held for trading and those designated at fair value through profit and loss at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term or if so designated by management. Derivatives are also classified as held for trading unless they are designated as hedges. Assets in this category are initially recognised at fair value on the trade date and subsequently remeasured at each reporting date. Transaction costs directly attributable to the acquisition of the asset are recognised immediately in the income statement. Realised and unrealised gains and losses are included in the income statement in the period in which they arise.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently measured at amortised cost, using the effective interest method.

Available-for-sale financial assets

The Group has classified all of its marketable securities as available-for-sale. Assets in this category are initially recognised on the trade date at fair value plus transaction costs and subsequently remeasured at each reporting date. Unrealised gains and losses arising from changes in fair value are recognised in the statement of recognised income and expense.

Impairment and derecognition

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset, or group of financial assets, is impaired. On impairment, the cumulative loss recognised in equity is removed from equity and recognised in the income statement.On disposal of the asset, gains or losses recognised in equity are removed from equity and recognised in the income statement.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, bank deposits repayable on demand, other highly liquid investments with original maturities of three months or less, and bank overdrafts.

Inventories and contract work in progress

Inventories and contract work in progress are valued at the lower of cost and net realisable value less progress payments received.

Trade receivables

Trade receivables do not carry interest and are initially measured at their fair value, as reduced by appropriate allowances for estimated irrecoverable amounts, and subsequently measured at amortised cost. A provision for impairment of trade receivables is established when there is evidence that the Group will not be able to collect all amounts due according to the original terms of these receivables. The amount of the provision is the difference between the carrying value and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is recognised in the income statement.

Provisions

Provisions, other than in respect of pension and post-retirement benefits, are recognised when the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated. Restructuring provisions comprise lease termination liabilities, employee termination payments and other liabilities incurred as part of restructuring programmes.

Leasing

Assets under leasing contracts are classified as finance or operating leases at the inception of the lease or when changes are made to existing contracts.

Assets classified as finance leases are recognised as assets of the Group at the present value of the minimum lease payments determined at the inception of the lease. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability.

Operating lease rentals are recognised in the income statement on a straight line basis over the period of the lease. Operating lease incentives received are initially deferred and then recognised over the full period of the lease.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred and are subsequently stated at amortised cost, adjusted for fair value movements in respect of related fair value hedges. Any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

Borrowing costs on qualifying assets are expensed as incurred and not capitalised as part of the cost of the asset.

Purchases and sales of financial assets

Purchases and sales of financial assets are recognised on the settlement date, which is the date that the asset is delivered to or by the Group.

Derivative financial instruments and hedging (effective 1 January 2005)

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument and, if so, the nature of the item being hedged. The Group designates certain derivatives as either:

•
hedges of the fair value of recognised assets or liabilities or a firm commitment (fair value hedges);

•
hedges of highly probable forecast transactions (cash flow hedges); or

•
hedges of net investments in foreign operations (net investment hedges).

Fair value hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the income statement, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognised immediately in finance costs.

Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as a cash flow hedge is recognised in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement.

Amounts accumulated in equity are recycled to the income statement in the period when the hedged item will affect profit and loss (for instance, when the forecast sale that is hedged takes place). However, when the forecast transaction that is hedged results in the recognition of a non-financial asset (for example, project costs or a major business investment) or a liability, the gains and losses previously deferred in equity are transferred from equity and included in the initial measurement of the cost of the asset or liability. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately recognised in the income statement.

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Net investment hedges

Derivatives and foreign currency borrowings are used as hedges for net investments in foreign operations. Any gain or loss on a derivative hedging instrument relating to the effective portion of the hedge is recognised in equity; the gain or loss relating to the ineffective portion of the hedge is recognised immediately in the income statement. Any gain or loss on foreign currency borrowings used as a hedge is recognised in equity, subject to effectiveness.

Gains and losses accumulated in equity are recognised in the income statement on disposal or impairment of the foreign operation.

Embedded derivatives

Embedded derivatives arise in certain revenue and purchase contracts where the currency of the contract is different from the functional currencies of the parties involved. Such derivatives are separated from the host contracts when their economic characteristics and risks are not closely related to those of the host contract. The derivatives are measured at fair value at each balance sheet date using forward exchange market rates. Changes in the fair value are recognised in the income statement.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments, while providing effective economic hedges under the Group's policies, are not designated as hedges. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting are recognised immediately in the income statement.

Financial guarantees

Financial guarantees are non-derivative financial liabilities which are recognised initially at fair value plus transaction costs and subsequently measured at the higher of the amount determined in accordance with IAS37 'Provisions, Contingent Liabilities and Contingent Assets', and the amount initially recognised.

Fair value estimation (effective 1 January 2005)

The fair value of financial instruments traded in active markets (such as available-for-sale securities) is based on quoted market prices at the balance sheet date. The fair value of foreign exchange contracts is determined using forward exchange market rates at the balance sheet date. Other financial instruments are valued using standard pricing models based on quoted forward market rates, interpolated between dates where appropriate, and discounted cash flow techniques.

Embedded derivatives arise in revenue and supplier contracts where the currency of the contract is different from the functional currencies of the parties involved. The derivatives are separated from the host contracts and valued using quoted forward market rates.

Interest in shares of Reuters Group PLC

Shares held by the Reuters Employee Share Ownership Trusts and repurchased shares are recorded in the balance sheet at cost and reported as a deduction from shareholders' equity.

Irrevocable commitments to repurchase shares during close periods entered into before the balance sheet date are recorded in the balance sheet at estimated cost and reported as a current liability with a corresponding deduction from shareholders' equity.

Dividend distribution

Dividend distributions are recognised as a liability in the period in which the dividends are approved by the company's shareholders. Interim dividends are recognised when they are paid; final dividends when authorised in general meeting by shareholders.

Taxation

The tax expense for the year comprises current and deferred tax. Tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

The current tax expense is based on the results for the year as adjusted for items that are not taxable or not deductible. Current tax is calculated using tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax is accounted for using the balance sheet liability method, and is the tax expected to be payable or recoverable on temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax is calculated based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates that are expected to apply to the year of realisation or settlement based on tax rates and laws enacted or substantively enacted at the balance sheet date.

Deferred tax liabilities are generally recognised for all taxable temporary differences. Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, associates and joint ventures except where the reversal of the temporary difference can be controlled and it is probable that the difference will not reverse in the foreseeable future.

Deferred tax assets are recognised to the extent it is probable that taxable profits will be available against which the deductible temporary differences can be utilised. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Deferred tax assets and liabilities are not recognised if the temporary differences arise from goodwill not deductible for tax purposes, or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Segment reporting

Business segmentation is the primary reporting dimension for the Group, with geographical segmentation being the secondary reporting dimension. Accordingly, the four business divisions (Sales & Trading, Research & Asset Management, Enterprise, and Media) and Instinet Group (in 2004), are the primary reporting segments for the Group.

Note 1 on page F-17 outlines in detail the allocation approach in respect of divisional results, costs, assets and liabilities.

Standards, interpretations and amendments to published standards that are not yet effective

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after 1 January 2007 or later periods but which have not yet been adopted by the EU or which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group's operations are as follows:

IFRS 7 'Financial Instruments: Disclosures' and IAS 1 (Amendment) 'Presentation of Financial Statements – Capital Disclosures' (effective from 1 January 2007)

IFRS 7 introduces new disclosures relating to the information about the Group's financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 30 'Disclosures in the Financial Statements of Banks and Similar Financial Institutions' and the disclosure requirements in IAS 32 'Financial Instruments: Disclosure and Presentation'. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and its objectives, policies and processes for managing its capital. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment to IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from 1 January 2007.

IFRS 8 'Operating Segments' (effective from 1 January 2009)

IFRS 8 replaces IAS 14 'Segment Reporting' and aligns segment reporting with the requirements of FAS 131 'Disclosures about Segments of an Enterprise and Related Information'. The new standard uses a 'management approach', under which segment information is presented on the same basis as that which used for internal reporting purposes. The Group has assessed the impact of IFRS 8 and concluded that segment reporting will continue to be focused on the business divisions with the distinction between primary and secondary segments being removed.

IFRIC 7 'Applying the Restatement Approach under IAS 29' (effective from 1 January 2007)

IFRIC 7 provides guidance in respect of the first-time application of IAS 29 'Financial Reporting in Hyperinflationary Economies' when an entity identifies the existence of hyperinflation in the economy of its functional currency. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group's financial statements.

IFRIC 8 'Scope of IFRS 2' (effective from 1 January 2007)

IFRIC 8 clarifies that transactions within the scope of IFRS 2 'Share-based Payment' include those in which the entity cannot specifically identify some or all of the goods or services received. If the identifiable consideration given appears to be less than the fair value of the equity

F-14  MANAGEMENT INFORMATION CIRCULAR

instruments granted or liability incurred, this situation typically indicates that other consideration has been or will be received. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group's financial statements.

IFRIC 9 'Reassessment of Embedded Derivatives' (effective from 1 January 2007)

IFRIC 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract's terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that will not have a significant effect on the Group's financial statements.

IFRIC 10 'Interim Financial Reporting and Impairment' (effective from 1 January 2007)

IFRIC 10 clarifies that a reporting entity shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or investment in either an equity instrument or a financial asset carried at cost. The Group will apply the requirements of IFRIC 10 if it chooses to prepare the interim financial statements under the requirements of IAS 34 in 2007. The Group does not currently apply IAS 34. Therefore, the interpretation currently has no impact on the Group's financial statements.

IFRIC 11 'IFRS 2 – Group and Treasury Share Transactions' (effective from 1 January 2008)

IFRIC 11 addresses share-based payment arrangements in which (a) an entity grants its employees a right to equity instruments of the entity, and either chooses or is required to buy those equity instruments from another party or the shareholder provides the equity instruments needed to settle the share-based payment arrangement; and (b) a subsidiary entity's employees are granted rights to equity instruments of the parent entity (or another entity in the same group), in particular, arrangements in which the parent entity or the subsidiary entity grants those rights direct to the subsidiary entity's employees. The Group has assessed the impact of the interpretation and concluded that it is not likely to have a significant effect on the Group's operations.

Applicable accounting policies for 2004 comparatives

IAS 32 and IAS 39 were adopted by the Group at 1 January 2005. The comparative information in 2004 for financial instruments, within the scope of IAS 39, is determined under the previous accounting policies in accordance with UK GAAP. Those policies include:

Investments

Government securities are stated in the balance sheet at the lower of cost plus accrued capital appreciation and market value. Income from these securities and any adjustment for changes in their market value during the year is reported as part of profit.

Debt issuance

Medium-term notes and commercial paper are stated at the amount of the net proceeds plus accrued interest or any discount or premium. Discounts or premiums to the nominal value are amortised over the term of the issue. Costs associated with debt issuance are charged against profit over the life of the instrument.

Foreign currency swap agreements and forward contracts are used to convert non-sterling debt into sterling. Interest rate swaps, swaptions and forward rate agreements are used to manage interest rate exposures. Amounts payable or receivable in respect of these derivatives are recognised as adjustments to interest expense over the period of the contract.

Treasury

The Group receives revenue and incurs expenses in more than 70 currencies and uses financial instruments to hedge a portion of its net cash flow and operating profit.

The derivative contracts are treated from inception as an economic hedge of the underlying financial instrument, with matching accounting treatment and cash flows. The derivative contracts have high correlation with the specific underlying risks being hedged, both at inception and throughout the hedge period.

The Group uses financial instruments to hedge a portion of its interest exposure. Profits and losses on financial instruments are reported as part of profit for the period to which they relate.

Financial instruments hedging the risk on foreign currency assets are revalued at the balance sheet date and the resulting gain or loss offset against that arising from the translation of the underlying asset into sterling.

The Group does not hold or issue derivative financial instruments for speculative purposes.

REUTERS

NOTES TO THE FINANCIAL STATEMENTS

Note 1: Segmental analysis – income statement

Primary reportable segments – business divisions

The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media (excluding Instinet Group in 2004). Therefore, the Group's primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model. When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.

In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions to reflect changes in the management of certain products. 2005 comparatives have therefore been restated to increase Sales & Trading revenue by £18 million (2004: £11 million) and operating costs by £19 million (2004: £11 million), decrease Research & Asset Management revenue by £10 million (2004: £3 million) and operating costs by £12 million (2004: £6 million) and decrease Enterprise revenue by £8 million (2004: £8 million) and operating costs by £7 million (2004: £5 million). 2005 comparatives have also been restated to reallocate £1 million of amortisation on intangible assets arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

The tables below show a segmental analysis of results for continuing operations. For information relating to discontinued operations, please refer to note 7 on page F-22.

	2006
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Total £m

Revenue	1,690	298	408	170	2,566
Operating costs	(1,543)	(315)	(335)	(158)	(2,351)
Other operating income	27	5	6	3	41

Operating profit/(loss)	174	(12)	79	15	256
Finance income					72
Finance costs					(87)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					76
Share of post-taxation losses from associates and joint ventures					(4)

Profit before taxation					313
Taxation					(20)

Profit for the year from continuing operations					293

F-16  MANAGEMENT INFORMATION CIRCULAR

	Restated 2005
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Total £m

Revenue	1,613	258	385	153	2,409
Operating costs	(1,495)	(293)	(317)	(146)	(2,251)
Other operating income	37	–	8	4	49

Operating profit/(loss)	155	(35)	76	11	207
Finance income					41
Finance costs					(53)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					38
Share of post-taxation profits from associates and joint ventures					5

Profit before taxation					238
Taxation					(9)

Profit for the year from continuing operations					229

	Restated 2004
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Total £m

Revenue	1,553	259	383	144	2,339
Operating costs	(1,396)	(289)	(360)	(142)	(2,187)
Other operating income	18	17	5	2	42

Operating profit/(loss)	175	(13)	28	4	194
Finance income					15
Finance costs					(27)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					203
Share of post-taxation profits from associates and joint ventures					11

Profit before taxation					396
Taxation					(40)

Profit for the year from continuing operations					356

Divisional revenue comprises sales to external customers only. Divisional revenue from transactions with other segments is £nil (2005: £nil, 2004: £nil).

The following table shows the aggregate of each business division's share of results of associates and joint ventures:

	2006 £m	2005 £m	2004 £m

Sales & Trading	(4)	2	2
Research & Asset Management	–	–	–
Enterprise	–	–	3
Media	–	3	6

Share of post-taxation (losses)/profits from associates and joint ventures	(4)	5	11

The following table provides information relating to depreciation, amortisation, impairments and other significant non-cash expenses included in the divisional operating costs above:

	2006			Restated 2005			2004
	Depreciation and amortisation £m	Impairments £m	Other non-cash expenses £m	Depreciation and amortisation £m	Impairments £m	Other non-cash expenses £m	Depreciation and amortisation £m	Impairments £m	Other non-cash expenses £m

Sales & Trading	95	–	36	89	1	39	83	22	13
Research & Asset Management	19	–	7	19	–	4	16	8	3
Enterprise	22	–	8	20	1	2	35	5	5
Media	5	–	3	4	1	1	6	–	1

Total	141	–	54	132	3	46	140	35	22

Impairments for 2004 exclude the £17 million impairment of the goodwill previously reported within the Sales & Trading division in respect of Bridge Trading Company (BTC), as this impairment has been reported within the discontinued operations (see note 7 on page F-22).

Please refer to note 13 on page F-35 for more information relating to impairments.

Secondary reportable segments – geographical

Revenue is normally invoiced in the same geographical area in which the customer is located. Revenue earned, therefore, generally represents revenue both by origin and by destination.

The following table represents revenue from external customers by geographical area based on the geographical location of the customers:

Revenue	2006 £m	% change	2005 £m	% change		2004 £m

Europe, Middle East & Africa*	1,396	5%	1,330	(1%	)	1,344
Americas	709	9%	651	7%		609
Asia	461	7%	428	11%		386

Total revenue	2,566	7%	2,409	3%		2,339

*
To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

Note 2: Revenue by type

An analysis of the Group's revenue from sale of goods and services by type is set out below:

	2006 £m	% change	2005* £m	% change		2004* £m

Recurring	2,363	6%	2,235	4%		2,158
Usage	132	26%	104	13%		92
Outright	71	3%	70	(22%	)	89

Total revenue	2,566	7%	2,409	3%		2,339

*
2005 and 2004 have been restated to reclassify £7 million and £6 million respectively of recurring revenue to usage revenue.

Customers generally pay for Reuters products and services in three ways. Recurring revenue is generated through subscription fees to cover access of terminals and maintenance fees for software. Usage revenue is principally derived from matching and trading transactions, and advertising revenues. Outright revenue comprises once-off sales including information and risk management solutions.

F-18  MANAGEMENT INFORMATION CIRCULAR

Note 3: Operating costs

Costs by nature	2006 £m	% change		2005 £m	% change		2004 £m

Salaries, commission and allowances	763	–		761	(3%	)	782
Social security costs	64	(4%	)	67	7%		63
Share-based payments (see note 33)	30	(1%	)	30	38%		22
Pension costs (see note 25)	61	14%		55	92%		28

Total staff costs	918	1%		913	2%		895
Services*	512	13%		455	15%		394
Depreciation	95	(4%	)	99	(11%	)	112
Data	323	15%		281	14%		247
Communications	279	(3%	)	289	(4%	)	301
Space	151	(7%	)	162	(8%	)	175
Amortisation of intangibles	46	37%		33	15%		28
Impairments	–	–		3	(90%	)	35
Fair value movements on derivatives	25	–		–	–		–
Fair value movements on other financial assets	–	–		16	–		–
Foreign exchange losses	2	–		–	–		–

Total operating costs	2,351	4%		2,251	3%		2,187

Operating costs include:
Research and development expenditure	83	(9%	)	92	(13%	)	105
Operating lease expenditure:
Hire of equipment	6	6%		6	(22%	)	7
Other, principally property	74	9%		67	(4%	)	70
Loss on disposal of property, plant and equipment	–	–		–	–		1
Advertising	19	9%		17	(14%	)	20

*
Services include equipment hire and bought-in services, including consultancy and contractors, advertising and publicity, professional fees and staff-related expenses.

An analysis of fees payable to the company's auditors is set out below:

	2006 £m	2005 £m

Fees payable to the company's auditor for the audit of the company's annual accounts	2.2	2.9
Fees payable to the company's auditor and its associates for other services:
The audit of the company's subsidiaries, pursuant to legislation	1.3	1.3
Other services pursuant to legislation	0.6	0.4
Tax services	1.0	2.6
Services relating to corporate finance transactions	0.2	0.4
All other services	0.2	0.3

Total fees payable	5.5	7.9

United Kingdom	3.9	3.8
Overseas	1.6	4.1

The directors consider it important that the company has access to a broad range of external advice, including from PricewaterhouseCoopers. Where appropriate, work is put out to competitive tender. The Audit Committee monitors the relationship with PricewaterhouseCoopers, including the level of non-audit fees.

Note 4: Other operating income

	2006 £m	% change		2005 £m	% change		2004 £m

Profit on disposal of subsidiaries	4	(4%	)	4	5%		4
Fair value movements on derivatives	6	(69%	)	18	–		–
Investment income	–	–		1	–		–
Foreign exchange gains	–	–		3	–		1
Profit on disposal of property, plant and equipment	2	–		–	–		–
Other income	29	28%		23	(39%	)	37

Total other operating income	41	(16%	)	49	16%		42

Other income principally comprises amounts received in respect of service provided by Reuters to joint ventures and other parties.

Note 5: Finance income and finance costs

	2006 £m	2005 £m	2004 £m

Interest receivable:
Listed investments	–	1	–
Unlisted investments	16	18	15
Swap contracts	33	18	–
Fair value gains on financial instruments	16	1	–
Foreign exchange gains on borrowings	7	3	–

Total finance income	72	41	15

Interest payable:
Bank loans and overdrafts	(6)	(4)	(2)
Other borrowings	(23)	(23)	(24)
Swap contracts	(38)	(22)	–
Fair value losses on financial instruments	(19)	(2)	–
Unwinding of discounts	(1)	(2)	(1)

Total finance costs	(87)	(53)	(27)

Following the adoption of IAS 39 'Financial Instruments: Recognition and Measurement' on 1 January 2005, derivatives are recognised separately from the underlying borrowings to which they relate. In 2005 and 2006, therefore, interest on derivatives has been recognised separately from interest on the underlying borrowings. This treatment is different from the 2004 treatment where interest on derivatives was netted against interest on the underlying borrowings.

F-20  MANAGEMENT INFORMATION CIRCULAR

Note 6: Taxation

Analysis of charge for the period

	2006 £m	2005 £m	2004 £m

Current taxation:
Continuing operations	(10)	(10)	17
Discontinued operations	12	50	21

	2	40	38

Deferred taxation (see note 26):
Continuing operations	30	19	23
Discontinued operations	(12)	13	1

	18	32	24

Continuing operations	20	9	40
Discontinued operations	–	63	22

Total taxation	20	72	62

Tax on items charged to equity

	2006		2005		2004
	Continuing £m	Discontinued £m	Continuing £m	Discontinued £m	Continuing £m	Discontinued £m

Current tax (credit)/charge on unrealised exchange movements	(7)	–	–	–	10	–
Deferred tax charge/(credit) on actuarial losses on defined benefit plans	1	–	(10)	–	(45)	–
Deferred tax credit on stock options	(1)	–	(10)	(1)	(8)	(1)
Current tax charge/(credit) on revaluations and fair value movements	10	–	(4)	–	–	–

Factors affecting tax charge for the period

The tax assessed for the period is lower than the standard rate of corporation tax in the UK (30%). The differences are explained below:

	2006 £m	2005 £m	2004 £m

Profit before taxation	313	238	396
Profit before taxation multiplied by standard rate of corporation tax in the UK of 30% (2005: 30%, 2004: 30%)	94	71	119
Effects of:
Non-tax deductible amortisation and impairment of intangibles	5	4	11
Expenses not deductible for tax purposes	2	4	11
Non-taxable investment disposals and impairments	(15)	(13)	(66)
Adjustments in respect of prior years	(56)	(23)	(26)
Recognition of tax losses that arose in prior years	(4)	(33)	–
Other differences	(6)	(1)	(9)

Total taxation for continuing operations	20	9	40

The tax charge for the year includes a tax credit of £34 million (2005: £16 million) in respect of UK taxation.

Note 7: Discontinued operations

The 'Profit for the year from discontinued operations' line within the income statement comprises the post-tax profit or loss of discontinued operations, and the post-tax profit or loss recognised on their disposal.

The Group has no activities which are required to be classified as discontinued operations during 2006. However, in additional gain of £12 million has been recognised in 2006 relating to the disposal of Instinet Group, which was classified as a discontinued operation during 2005.

	2006 £m	2005 £m	2004 £m

Profits after tax of subsidiaries acquired with a view to resale	–	–	1
Profits after tax of subsidiaries (net of taxation £nil, 2005: £20 million, 2004: £22 million)	–	69	39
Profit/(loss) on disposal of subsidiaries (net of tax £nil, 2005: £43 million, 2004: £nil)	12	184	(1)
Impairment of subsidiaries (net of taxation £nil, 2005: £nil, 2004: £nil)	–	–	(20)

Profit for the year from discontinued operations	12	253	19

Basic earnings per ordinary share for discontinued operations	1.0p	16.3p	0.6p
Diluted earnings per ordinary share for discontinued operations	0.9p	15.8p	0.6p

Basic and diluted earnings per share are calculated using the weighted average number of ordinary shares as disclosed in note 8 on page F-23.

Discontinued operations in 2005 and 2004

Subsidiaries acquired with a view to resale: Radianz

On 21 October 2004, Reuters entered into exclusive discussions with BT to secure a long-term agreement for the provision of network services, including the sale of Radianz to BT. As a prerequisite to this agreement, Reuters acquired Equant's 49% voting interest in Radianz, with a view to selling the 100% interest to BT.

On 29 April 2005, Reuters completed the sale of its 100% voting interest in Radianz to BT for gross proceeds of £115 million.

Subsidiaries acquired with a view to resale are, by definition, discontinued operations under IFRS 5. However, IFRS 5 was only applicable from 1 January 2005, whereas Reuters acquired the remaining 49% of the voting shares in Radianz in November 2004. Radianz was a subsidiary from this date, and was therefore consolidated under IAS 27 'Consolidated and Separate Financial Statements'. For presentation purposes, the results for the year and the balance sheet position at 31 December 2004 have been presented using the income statement and balance sheet headings detailed in IFRS 5. The 2004 'profits after taxation of subsidiaries acquired with a view to resale' of £1 million include a £9 million gain in respect of Reuters share of the disposal by Radianz of its Voice Services business offset by operating losses of Radianz for the year. Impairment of subsidiaries in 2004 includes £3 million in respect of impairment of Radianz's net assets to fair value less costs to sell.

The disposal of Radianz in 2005 resulted in a loss on disposal of £4 million, which is presented within 'profit/(loss) on disposal of subsidiaries' within discontinued operations.

Disposal of subsidiaries: Instinet Group (including BTC)

Reuters held approximately 62% of the shares in Instinet Group, a US based company, which was previously accounted for as a subsidiary of Reuters Group PLC on a 100% consolidated basis with offsetting minority interest.

On 31 March 2005, Reuters sold BTC, a soft dollar execution broker, to Instinet Group, for approximately 3.8 million shares of Instinet Group stock, valued at approximately £12 million. In 2004, an impairment loss of £17 million was recognised for BTC within 'profit for the year from discontinued operations'. The sale to Instinet Group has been accounted for as a partial disposal of the Group's interest in BTC, which resulted in a loss of £3 million. BTC made profits after tax of £1 million in the period prior to sale.

On 8 December 2005, Reuters disposed of its investment in Instinet Group for gross proceeds of £612 million (including £37 million relating to Reuters share of an Instinet Group dividend received prior to close). Reuters recorded a net gain on sale of £191 million in 2005 within 'profit/(loss) on disposal of subsidiaries' within discontinued operations. Instinet Group's results up until sale, a profit after taxation of £68 million (before minority interest), are also included in the Group results as part of discontinued operations.

F-22  MANAGEMENT INFORMATION CIRCULAR

The result of Instinet and BTC are as follows:

Results of Instinet and BTC	2006 £m	2005 £m	2004 £m

Revenue	–	466	551
Operating costs	–	(402)	(517)

Operating profit	–	64	34
Finance income	–	13	7
Profit on disposal of available-for-sale financial assets	–	12	20

Profit before taxation	–	89	61
Taxation	–	(20)	(22)

Profit for the period	–	69	39

The net cash flow attributable to discontinued operations is as follows:

	2006 £m	2005 £m	2004 £m

Cash generated from discontinued operations (see note 29)	–	3	(27)
Tax paid	–	(13)	(9)
Interest received	–	13	9
Interest paid	–	–	(1)

Net cash flow from operating activities	–	3	(28)
Net cash flow from investing activities*	–	(474)	28
Net cash flow from financing activities	–	(85)	129
Exchange gains/(losses) on cash and cash equivalents	–	57	(30)

(Decrease)/increase in cash and cash equivalents from discontinued operations	–	(499)	99

*
Net cash flow from investing activities in 2005, includes £582 million relating to cash held by subsidiaries at the date of disposal.

Note 8: Earnings by ordinary share

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

Weighted average number in millions	2006	2005	2004

Ordinary shares in issue	1,455	1,438	1,434
Non-vested shares held by employee share ownership trusts	(30)	(32)	(34)
Shares repurchased	(128)	(10)	–

Basic earnings per share denominator	1,297	1,396	1,400
Issuable under employee share schemes	24	41	36

Diluted earnings per share denominator	1,321	1,437	1,436

Earnings per share from continuing and discontinued operations	2006	2005	2004

Profit attributable to equity holders of the company (£m)	305	456	364
Basic earnings per share	23.6p	32.6p	26.0p
Diluted earnings per share	23.1p	31.7p	25.4p

Earnings per share from continuing operations	2006	2005	2004

Profit attributable to equity holders of the company (£m)	293	229	356
Basic earnings per share	22.6p	16.3p	25.4p
Diluted earnings per share	22.2p	15.9p	24.8p

Note 9: Remuneration of directors

Directors' emoluments, pension arrangements, long-term incentive plans and share option plans are as follows:

Directors' remuneration for 2006

	2006									2005
	Salary/Fees £000		Bonus £000	Benefits[1] £000		Allowance[2] £000		Compensation for Loss of Office £000	Total £000	Total £000

Niall FitzGerald, KBE3&4	500		–	3		–		–	503	523

Lawton Fitt	53	[6]	–	–		35	[5]	–	88	75

Penny Hughes	50		–	–		–		–	50	50

Ed Kozel	50		–	–		35	[5]	–	85	80

Sir Deryck Maughan	50		–	–		20	[5]	–	70	14

Ken Olisa[16]	50		–	–		–		–	50	51

Dick Olver	68	[7]	–	–		–		–	68	70

Charles Sinclair[15]	N/A		–	–		–		–	N/A	55

Ian Strachan	60	[8]	–	–		–		–	60	246	[13]

Tom Glocer[14]	842		1,149	274	[9]	–		–	2,265	1,966

David Grigson	469		534	4	[10]	80	[10]	–	1,087	839

Devin Wenig	454		516	20	[11]	11	[11]	–	1,001	639

Total emoluments of directors[12]	2,646		2,199	301		181		–	5,327	4,608

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rate was used: US$1.82: £1. This was the average rate in effect during 2006.

1
Items included under Benefits are those provided as goods and services received during the year.

2
Items included under Allowances are contractual benefits, which are paid in cash rather than as goods and services during the year.

3
Non-cash benefits received by Niall FitzGerald consist of chauffeur benefits of £2,120.

4
Niall FitzGerald has waived his £5,000 Nominations Committee chairman fee.

5
The £35,000 paid to Lawton Fitt and Ed Kozel and £20,000 to Sir Deryck Maughan represent travel allowances to attend UK board meetings.

6
Fees paid to Lawton Fitt include £2,154 in respect of her position as Chairman of the Audit Committee from 9 November 2006.

7
Fees paid to Dick Olver include £12,829 in respect of his position as Chairman of the Audit Committee until 9 November 2006, and his fee of £5,000 in respect of his position as the Senior Independent Director.

8
Fees paid to Ian Strachan include £10,000 in respect of his position as Chairman of the Remuneration Committee.

9
Non-cash benefits received by Tom Glocer included accommodation costs of £210,085, company car and healthcare benefits totalling £29,217, long-term disability insurance of £2,500, and family travel of £31,219.

10
Non-cash benefits received by David Grigson included healthcare benefits of £1,935 and long-term disability insurance of £1,400. Cash allowances consisted of a car allowance of £7,420 and a retirement allowance of £72,180.

11
Non-cash benefits received by Devin Wenig consisted of healthcare benefits of £19,757. Cash allowances consisted of a car allowance of £10,549. Devin Wenig's salary is paid in US dollars and the total amount reflected in the table is contractually split between his role as executive director and Chief Operating Officer.

12
The total aggregate emoluments for the directors for the period 1 January 2006 to 30 December 2006 were £5.3m. The total emoluments for 2005 were £4.6m.

13
In 2005 the fees paid to Ian Strachan included $350,000 in respect of his position as a non-executive director (Chairman) of Instinet Group, £50,000 in respect of his position as non-executive director and £4,489 as Chairman of the Remuneration Committee from 20 July 2005.

14
During the year a group company settled certain personal expenses on behalf of Tom Glocer. The amount due from Tom Glocer at 31 December 2006, which was the maximum outstanding during the year was £3,720. No interest was charged. Tom Glocer repaid the amount after year end.

15
Charles Sinclair resigned as a director on 6 December 2005.

16
£8,333 of Ken Olisa's non-executive director fee was paid directly to Interregnum plc.

F-24  MANAGEMENT INFORMATION CIRCULAR

Other senior managers' remuneration

	2006						2005
	Salary/Fees £000	Bonus £000	Benefits £000	Allowance £000	Compensation for Loss of Office £000	Total £000	Total £000

Other senior managers as a group (17 persons) (2005: 6 persons)	3,247	3,304	212	256	–	7,019	4,616

Notes:

All amounts have been rounded up to the nearest thousand.

The following conversion rates were used: US$ 1.82: £1, Swiss Franc 2.3: £1, Hong Kong $14.18: £1. These were the average rates in effect during 2006.

Directors' pensions

Tom Glocer, David Grigson and Devin Wenig participate in defined contribution pension arrangements. Tom Glocer participates in Reuters US pension arrangements and is entitled to a pension allowance of 25% of his base salary during 2006 and 2007. He is entitled to a lump sum death-in-service benefit of four times basic salary.

David Grigson is a member of the Reuters Retirement Plan in the UK and is entitled to a contribution in respect of pension benefits equal to 24% of salary up to a salary cap of £108,600. He is entitled to a lump sum death-in-service benefit of four times basic salary.

Devin Wenig participates in Reuters US pension arrangements and is entitled to a pension allowance of 6% of his base salary. He is entitled to a lump sum death-in-service benefit of $1 million.

Contributions and allocations (including the cost of life cover) in respect of these directors in 2006 were:

	Age	Company contribution in respect of period £000

Tom Glocer	47	214

David Grigson	52	30

Devin Wenig	40	28

The information shown complies with requirements under both the UK Listing Authority and the Directors' Remuneration Report Regulations 2002.

The total amount of contributions or accruals made in 2006 to provide pension and similar benefits for the directors was £395,854 (2005: £307,310) and for the executive directors and the other senior managers as a group was £1,178,386 (2005: £847,251).

These aggregate figures also include an accrual of £124,000 and £139,000 respectively for the investment returns within the US executive pension arrangements. These investment returns are calculated based on each individual's notional fund choices made by reference to actual investment funds and the actual investment returns achieved on these funds.

Directors' interests in long-term plans

	Plan	Date of award	Number at 1 January 2006 (or later date of appointment)	Number granted during period	Market price per share at grant (pounds)	Number vested during period	Market price per share at vesting date	Number (released) during period [4]	Number (lapsed) during period	Number at 31 December 2006 (or earlier date of departure)	End of qualifying period	Expiry date

Tom Glocer	LTIP 1&2	25/06/2001	174,451	–	–	–	–	–	(174,451)	–	31-Dec-05	01-Jan-06

		20/02/2002	234,974	–	–	–	–	–	–	234,974	31-Dec-06	01-Jan-07

		24/02/2003	1,731,277	–	–	–	–	–	–	1,731,277	31-Dec-07	01-Jan-08

		23/02/2004	544,094	–	–	–	–	–	–	544,094	31-Dec-06	01-Jan-07

		11/03/2005	417,228	–	–	–	–	–	–	417,228	31-Dec-07	01-Jan-08

		15/03/2006 [3]	–	500,000	£ 3.93	–	–	–	–	500,000	31-Dec-08	01-Jan-09

Total			3,102,024	500,000	–	–	–	–	(174,451)	3,427,573

Devin Wenig	PRSP 1&2	29/03/2001	20,704	–	–	–	–	–	(20,704)	–	31-Dec-05	01-Jan-06

	LTIP 1&2	25/06/2001	2,295	–	–	–	–	–	(2,295)	–	31-Dec-05	01-Jan-06

		20/02/2002	22,047	–	–	–	–	–	–	22,047	31-Dec-06	01-Jan-07

		24/02/2003	200,000	–	–	–	–	–	–	200,000	31-Dec-07	01-Jan-08

		23/02/2004	200,000	–	–	–	–	–	–	200,000	31-Dec-06	01-Jan-07

		11/03/2005	163,468	–	–	–	–	–	–	163,468	31-Dec-07	01-Jan-08

		15/03/2006 [3]	–	250,000	£ 3.93	–	–	–	–	250,000	31-Dec-08	01-Jan-09

Total			608,514	250,000	–	–	–	–	(22,999)	835,515

David Grigson	LTIP 1&2	25/06/2001	26,294	–	–	–	–	–	(26,294)	–	31-Dec-05	01-Jan-06

		20/02/2002	37,205	–	–	–	–	–	–	37,205	31-Dec-06	01-Jan-07

		24/02/2003	200,000	–	–	–	–	–	–	200,000	31-Dec-07	01-Jan-08

		23/02/2004	200,000	–	–	–	–	–	–	200,000	31-Dec-06	01-Jan-07

		11/03/2005	163,468	–	–	–	–	–	–	163,468	31-Dec-07	01-Jan-08

		15/03/2006 [3]	–	200,000	£ 3.93	–	–	–	–	200,000	31-Dec-08	01-Jan-09

Total			626,967	200,000	–	–	–	–	(26,294)	800,673

Notes:

1
See performance conditions attached to LTIP awards.

  The PRSP plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Devin Wenig held awards granted before he became an executive director. All outstanding awards have now lapsed. The performance condition was the same as for LTIP, although vested shares could be released three years after grant.

2
LTIP 2001 and PRSP 2001 awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. LTIP awards to executive directors prior to 2004 are subject to a retention period of two years from vesting, save that this is reduced to one year where the performance period has been extended to five years. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

  LTIP 2001 and PRSP 2001 did not meet performance conditions and therefore lapsed. Had they vested they would have been exercisable from 1 January 2006.

3
2006 awards.

4
Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

F-26  MANAGEMENT INFORMATION CIRCULAR

Senior managers' interests in long-term plans

	Plan	Date of award	Number at 1 January 2006 (or later date of appointment)	Number granted during period	Market price per share at grant (pounds)	Number vested during period	Market price per share at vesting date (pounds)	Number (released) during period [5]	Number (lapsed) during period	Number at 31 December 2006 (or earlier date of departure)	End of qualifying period	Expiry date

Other senior managers as a group (17 persons) (2005: 6 persons) [6]	PRSP 1&2	29/03/2001	13,884	–	–	–	–	–	(13,884)	–	31-Dec-05	01-Jan-06

	LTIP 1&2	25/06/2001	2,602	–	–	–	–	–	(2,602)	–	31-Dec-05	01-Jan-06

		20/02/2002	97,369	–	–	–	–	–	–	97,369	31-Dec-06	01-Jan-07

		24/02/2003	807,463	–	–	–	–	–	–	807,463	31-Dec-07	01-Jan-08

		23/02/2004	407,814	–	–	–	–	–	–	407,814	31-Dec-06	01-Jan-07

		03/12/2004	92,368	–	–	–	–	–	–	92,368	31-Dec-06	01-Jan-07

		11/03/2005	461,472	–	–	–	–	–	–	461,472	31-Dec-07	01-Jan-08

		15/03/2006	268,146	368,208	£3.93	–	–	–	–	636,354	31-Dec-08	01-Jan-09

		02/08/2006	–	64,000	£3.93	–	–	–	–	64,000	31-Dec-08	01-Jan-09

	RSP [3]	27/08/2004	70,647	–	£3.21	21,507	£3.95	(21,507)	–	49,140	27-Aug-06	27-Aug-08

		03/12/2004	25,857	–	£3.89	8,619	£4.50	(8,619)	–	17,238	03-Dec-06	03-Dec-08

		11/03/2005	159,347	–	£4.19	1,838	£3.92	(1,838)	–	157,509	11-Mar-06	11-Mar-09

		02/08/2005	19,632	–	£3.89	4,908	£3.87	(4,908)	–	14,724	02-Aug-06	02-Aug-09

		15/03/2006	264,855	11,648	£3.93	–	–	–	–	276,503	15-Mar-07	15-Mar-10

	ABPSP [4]	11/03/2005	417	–	£4.19	417	£3.92	(417)	–	–	11-Mar-06	11-Mar-06

Total			2,691,873	443,856	–	37,289		(37,289)	(16,486)	3,081,954

Notes:

1
See performance conditions attached to LTIP awards.

  The PRSP plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. All outstanding awards have now lapsed. The performance condition was the same as for LTIP, although vested shares could be released three years after grant.

2
LTIP 2001 and PRSP 2001 awards are available for exercise immediately on vesting. The qualifying period may be extended by up to two years where vesting does not occur or is only partial after the initial three-year period. For awards made in or prior to 2003, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For LTIP awards made from 2004 onwards no re-testing is permitted.

  LTIP 2001 and PRSP 2001 did not meet performance conditions and therefore lapsed. Had they vested they would have been exercisable from 1 January 2006.

3
The restricted share plan was introduced in 2004. Restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT. The indicated awards were made prior to the appointment of the relevant individuals as GLT members. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2006 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

4
The annual bonus profit sharing plan was introduced in 2004 to focus employees on reward for profit growth. From 2005, any payments under the plan are made in cash to simplify the operation of the plan. GLT members did not participate in this plan in 2006.

5
Subject to performance conditions being met, share awards are due for release as soon as possible after vesting (subject to any restricted period).

6
Other senior managers as a group were 6 persons at 1 January 2006 and were 16 persons at 31 December 2006 following the creation of the GLT in June 2006, which replaced the Group Management Committee (GMC).

Share options granted to directors

	Plan	Date of grant	Exercise price (pounds)	Number at 1 January 2006 (or later date of appointment)	Number granted during period	Number vested during period	Number (exercised) during period [6]	Number (lapsed) during period	Number at 31 December 2006 (or earlier date of departure)	Earliest exercise date	Expiry date

Tom Glocer [6]	DSOP [3]	25/06/2001	£8.62	565,113	–	–	–	(565,113)	–	25-Jun-06	25-Jun-11

		20/02/2002	£5.28	461,295	–	–	–	–	461,295	20-Feb-07	20-Feb-12

		02/08/2002	£2.66	915,654	–	–	–	–	915,654	02-Aug-07	02-Aug-12

		24/02/2003	£1.35	1,307,514	–	1,307,514	–	–	1,307,514	24-Feb-06	24-Feb-13

		04/08/2003	£2.45	706,594	–	706,594	–	–	706,594	04-Aug-06	04-Aug-13

		23/02/2004	£4.07	789,430	–	–	–	–	789,430	23-Feb-07	23-Feb-14

		27/08/2004	£3.21	1,000,928	–	–	–	–	1,000,928	27-Aug-07	27-Aug-14

		11/03/2005	£4.19	719,473	–	–	–	–	719,473	11-Mar-08	11-Mar-15

		02/08/2005	£3.89	774,959	–	–	–	–	774,959	02-Aug-08	02-Aug-15

		15/03/2006 [5]	£3.93	–	625,000	–	–	–	625,000	15-Mar-09	15-Mar-16

		02/08/2006 [5]	£3.93	–	625,000	–	–	–	625,000	02-Aug-09	02-Aug-16

	SAYE [4]	16/04/2003	£0.90	4,200	–	4,200	(4,200)	–	–	01-Jun-06	01-Dec-06

		07/04/2004	£3.14	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005	£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

		10/04/2006 [5]	£3.14	–	1,191	–	–	–	1,191	01-Jun-09	01-Dec-09

Total				7,246,929	1,251,191	2,018,308	(4,200)	(565,113)	7,928,807

Devin Wenig [6]	DSOP [3]	27/12/2000 2&3	£11.39	6,913	–	–	–	–	6,913	27-Dec-01	27-Dec-07

		25/06/2001 2&3	£8.62	9,135	–	–	–	–	9,135	25-Jun-02	25-Jun-11

		20/02/2002 2&3	£5.28	25,936	–	6,484	–	–	25,936	20-Feb-03	20-Feb-12

		02/08/2002 2&3	£2.66	200,000	–	50,000	–	–	200,000	02-Aug-03	02-Aug-12

		24/02/2003	£1.35	200,000	–	200,000	–	–	200,000	24-Feb-06	24-Feb-13

		04/08/2003	£2.45	200,000	–	200,000	–	–	200,000	04-Aug-06	04-Aug-13

		23/02/2004	£4.07	122,950	–	–	–	–	122,950	23-Feb-07	23-Feb-14

		27/08/2004	£3.21	155,892	–	–	–	–	155,892	27-Aug-07	27-Aug-14

		11/03/2005	£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02/08/2005	£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15/03/2006 [5]	£3.93	–	325,000	–	–	–	325,000	15-Mar-09	15-Mar-16

		02/08/2006 [5]	£3.93	–	325,000	–	–	–	325,000	02-Aug-09	02-Aug-16

	SAYE [4]	07/04/2004 [1]	$7.27	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005 [1]	$7.93	1,134	–	–	–	–	1,134	01-Jun-08	01-Dec-08

Total				1,508,671	650,000	456,484	–	–	2,158,671

David Grigson [6]	DSOP [3]	25/06/2001	£8.62	92,807	–	–	–	(92,807)	–	25-Jun-06	25-Jun-11

		20/02/2002	£5.28	75,757	–	–	–	–	75,757	20-Feb-07	20-Feb-12

		02/08/2002	£2.66	150,375	–	–	–	–	150,375	02-Aug-07	02-Aug-12

		24/02/2003	£1.35	200,000	–	200,000	–	–	200,000	24-Feb-06	24-Feb-13

		04/08/2003	£2.45	200,000	–	200,000	–	–	200,000	04-Aug-06	04-Aug-13

		23/02/2004	£4.07	122,950	–	–	–	–	122,950	23-Feb-07	23-Feb-14

		27/08/2004	£3.21	155,892	–	–	–	–	155,892	27-Aug-07	27-Aug-14

		11/03/2005	£4.19	281,886	–	–	–	–	281,886	11-Mar-08	11-Mar-15

		02/08/2005	£3.89	303,625	–	–	–	–	303,625	02-Aug-08	02-Aug-15

		15/03/2006 [5]	£3.93	–	250,000	–	–	–	250,000	15-Mar-09	15-Mar-16

		02/08/2006 [5]	£3.93	–	250,000	–	–	–	250,000	02-Aug-09	02-Aug-16

	SAYE [4]	16/04/2003	£0.90	4,200	–	4,200	(4,200)	–	–	01-Jun-06	01-Dec-06

		07/04/2004	£3.14	1,200	–	–	–	–	1,200	01-Jun-07	01-Dec-07

		14/04/2005	£3.33	569	–	–	–	–	569	01-Jun-08	01-Dec-08

Total				1,589,261	500,000	404,200	(4,200)	(92,807)	1,992,254

Notes:

1
The options indicated are over American Depositary Shares (ADSs). Each ADS represents six ordinary shares, is denominated in US dollars and trades on NASDAQ. For the purposes of this disclosure, ADSs have been converted into the equivalent number of ordinary shares and an equivalent option price.

2
The indicated awards were made prior to the appointment of the relevant individual as an executive director. The DSOP options granted prior to the appointment as an executive director have no performance conditions.

3
Save as disclosed in note 2 above, exercise of each DSOP award is conditional on the performance criteria. Performance conditions were varied during 2006.

4
Options granted under the SAYE Plan have no performance conditions.

5
2006 awards.

6
There were total gains of £27,384 on the exercise of share options in 2006 (2005: £nil). The market price of the shares at the dates of exercise on 1 June 2006 and 8 November 2006 were £3.78 and £4.55 respectively.

  At 29 December 2006, the market price of our shares was 445.25 pence per share and $52.24 per ADS. The highest prices during the year were 475 pence per share and $54.25 per ADS and the lowest were 348.50 pence per share and $38.51 per ADS.

F-28  MANAGEMENT INFORMATION CIRCULAR

Share options granted to senior managers

	Plan	Date of grant	Exercise price (pounds)	Number at 1 January 2006 (or later date of appointment)	Number granted during period	Number vested during period	Number (exercised) during period	Number (lapsed) during period	Number at 31 December 2006 (or earlier date of departure)	Earliest exercise date	Expiry date

Other senior managers as a group (17 persons) (2005: 6 persons) [3]	DSOP [2]	27/12/2000	£11.39	37,858	–	–	–	–	37,858	27-Dec-01	27-Dec-07

		25/06/2001	£8.62	5,800	–	–	–	(5,800)	–	25-Jun-02	25-Jun-06

		25/06/2001	£8.62	76,243	–	–	–	–	76,243	25-Jun-02	25-Jun-11

		21/12/2001	£6.92	13,549	–	–	–	–	13,549	21-Dec-02	21-Dec-11

		20/02/2002	£5.28	5,697	–	1,424	–	–	5,697	20-Feb-03	20-Feb-07

		20/02/2002	£5.28	117,111	–	13,843	–	–	117,111	20-Feb-03	20-Feb-12

		02/08/2002	£2.66	150,000	–	37,500	(150,000)	–	–	02-Aug-03	02-Aug-07

		02/08/2002	£2.66	736,954	–	198,813	–	–	736,954	02-Aug-03	02-Aug-12

		24/02/2003	£1.35	488,108	–	98,579	(81,829)	–	406,279	24-Feb-04	24-Feb-13

		01/04/2003	£1.08	56,250	–	–	(37,500)	–	18,750	01-Apr-04	01-Apr-13

		04/08/2003	£2.45	901,365	–	238,788	(112,500)	–	788,865	04-Aug-04	04-Aug-13

		23/02/2004	£4.07	377,713	–	59,834	–	–	377,713	23-Feb-05	23-Feb-14

		27/08/2004	£3.21	343,608	–	85,902	–	–	343,608	27-Aug-05	27-Aug-14

		11/03/2005	£4.19	224,648	–	56,162	–	–	224,648	11-Mar-06	11-Mar-15

		02/08/2005	£3.89	241,968	–	60,492	–	–	241,968	02-Aug-06	02-Aug-15

		15/03/2006	£3.93	36,000	234,000	–	–	–	270,000	15-Mar-07	15-Mar-16

		02/08/2006	£3.93	–	355,000	–	–	–	355,000	02-Aug-07	02-Aug-16

	SAYE [1]	11/04/2002	£4.48	4,022	–	–	–	–	4,022	01-Jun-05	01-Dec-05

		16/04/2003	£0.90	16,800	–	8,400	(12,600)	–	4,200	01-Jun-06	01-Dec-06

		07/04/2004	£3.14	10,800	–	–	–	–	10,800	01-Jun-07	01-Dec-07

		14/04/2005	£3.33	4,779	–	–	–	–	4,779	01-Jun-08	01-Dec-08

		10/04/2006	£3.14	3,551	1,786	–	–	–	5,337	01-Jun-09	01-Dec-09

Total				3,852,824	590,786	859,737	(394,429)	(5,800)	4,043,381

Notes:

1
Options granted under the SAYE Plan have no performance conditions.

2
The DSOP was approved by the shareholders in April 2001. Awards are normally granted with a four year vesting period, vesting 25% each year. Therefore, 25% vested in 2006 on the anniversary of the date of grant. If this date fell on a non-trading date, the shares vested at the next available trading date.

3
Other senior managers as a group were 6 persons at 1 January 2006 and were 16 persons at 31 December 2006 following the creation of the GLT in June 2006, which replaced the GMC.

  At 29 December 2006, the market price of our shares was 445.25 pence per share and $52.24 per ADS. The highest prices during the year were 475 pence per share and $54.25 per ADS and the lowest were 348.50 pence per share and $38.51 per ADS.

Note 10: Employee information

The average number of employees during the year was as follows:

	2006	2005*	2004*

Business division:
Sales & Trading	1,062	491	305
Research & Asset Management	800	658	699
Enterprise	1,241	925	296
Media	189	109	64
Shared divisional resources*	3,383	3,605	3,507

Total divisions	6,675	5,788	4,871
Global Sales & Service Organisation	5,812	5,438	5,944
Editorial	2,321	2,210	2,220
Corporate Services	1,494	1,582	1,780

Total continuing operations	16,302	15,018	14,815
Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By location:
Europe, Middle East and Africa**	7,174	6,962	7,444
Americas	4,252	4,292	4,550
Asia	4,876	3,764	2,821

Total continuing operations	16,302	15,018	14,815
Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

By function:
Production and communications	9,438	8,498	8,315
Selling and marketing	4,572	4,179	3,878
Support services and administration	2,292	2,341	2,622

Total continuing operations	16,302	15,018	14,815
Discontinued operations	–	846	1,165

Total average number of employees	16,302	15,864	15,980

The above include:
Development staff	2,670	2,332	2,282

2005 and 2004 have been restated to reflect the fact that Content has been split into Data and Editorial with Data now included within shared divisions resources.

*
Following the integration of the product development function into the business divisions during 2006, related staff are now shown within the business divisions rather than within shared divisional resources.

**
To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

The average number of employees during 2006 included 168 temporary staff (2005: 181, 2004: 181).

F-30  MANAGEMENT INFORMATION CIRCULAR

Note 11: Consolidated reconciliation of changes in equity

	Attributable to equity holders of the parent				Minority interest	Total equity
	Note	Share capital £m	Other Reserves £m	Retained earnings £m	£m	£m

1 January 2004		449	(1,717)	1,569	193	494
Actuarial losses on defined benefit plans	25	–	–	(205)	–	(205)
Exchange differences taken directly to reserves		–	(34)	–	(14)	(48)
Exchange differences taken to the income statement on disposal of assets		–	6	–	–	6
Tax on the items taken directly to or transferred from equity		–	(10)	45	–	35

Net expense recognised directly in equity		–	(38)	(160)	(14)	(212)
Profit for the year		–	–	364	11	375

Total recognised (expense)/income for 2004		–	(38)	204	(3)	163

Employee share schemes		–	–	28	4	32
Tax on employee share schemes		–	–	9	–	9
Shares allotted during the year	27	6	–	–	–	6
Proceeds from shares issued to minority shareholders of Instinet		–	–	–	4	4
Dividends:	32
Final dividend for 2003		–	–	(86)	–	(86)
Interim dividend for 2004		–	–	(54)	–	(54)
Other movements in equity		–	–	1	1	2

31 December 2004		455	(1,755)	1,671	199	570

	Attributable to equity holders of the parent				Minority interest	Total equity
	Note	Share capital £m	Other Reserves £m	Retained earnings £m	£m	£m

1 January 2005		455	(1,755)	1,671	199	570
Transitional adjustment on first-time adoption of IAS 39*		–	108	19	2	129

1 January 2005 as adjusted		455	(1,647)	1,690	201	699
Actuarial losses on defined benefit plans	25	–	–	(48)	–	(48)
Translation differences taken directly to reserves		–	97	–	21	118
Translation differences taken to the income statement on disposal of assets		–	(2)	–	–	(2)
Fair value losses on available-for-sale financial assets	16	–	(22)	–	7	(15)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	16	–	(68)	–	(5)	(73)
Fair value losses on net investment hedges	17	–	(39)	–	–	(39)
Fair value gains taken to the income statement on disposal of net investment hedges	17	–	(14)	–	–	(14)
Taxation on the items taken directly to or transferred from equity		–	4	10	–	14

Net expense recognised directly in equity		–	(44)	(38)	23	(59)
Profit for the year		–	–	456	26	482

Total recognised (expense)/income for 2005		–	(44)	418	49	423

Employee share schemes		–	–	42	7	49
Tax on employee share schemes		–	–	11	–	11
Repurchase of own shares		–	–	(224)	–	(224)
Shares to be repurchased		–	–	(59)	–	(59)
Proceeds from shares issued to ordinary shareholders	27	12	–	(2)	–	10
Proceeds of shares issued to minority shareholders of Instinet		–	–	–	3	3
Dividends:	32
Final dividend for 2004		–	–	(86)	–	(86)
Interim dividend for 2005		–	–	(54)	–	(54)
Share of Instinet's dividend paid to minority shareholders		–	–	–	(23)	(23)
Other movements in equity		–	(1)	–	–	(1)
Minority interest in subsidiary disposed in the year		–	–	–	(237)	(237)

31 December 2005		467	(1,692)	1,736	–	511

F-32  MANAGEMENT INFORMATION CIRCULAR

	Attributable to equity holders of the parent				Minority interest	Total equity
	Note	Share capital £m	Other Reserves £m	Retained earnings £m	£m	£m

1 January 2006 as previously stated		467	(1,692)	1,795	–	570
Prior year adjustment – share buy-back programme		–	–	(59)	–	(59)

1 January 2006 as restated		467	(1,692)	1,736	–	511
Actuarial gains on defined benefit plans	25	–	–	6	–	6
Exchange differences taken directly to reserves		–	(95)	–	–	(95)
Fair value gains on available-for-sale financial assets		–	6	–	–	6
Fair value gains on net investment hedges	16	–	34	–	–	34
Tax on the items taken directly to or transferred from equity		–	(3)	(1)	–	(4)

Net expense recognised directly in equity		–	(58)	5	–	(53)
Profit for the year		–	–	305	–	305

Total recognised (expense)/income for 2006		–	(58)	310	–	252

Employee share schemes		–	–	30	–	30
Tax on employee share schemes		–	–	1	–	1
Repurchase of own shares		–	–	(467)	–	(467)
Shares to be repurchased		–	–	(53)	–	(53)
Shares allotted during the year	27	41	12	–	–	–
Shares cancelled during the year	27	(12)	–	(9)	–	32
Dividends:	32
Final dividend for 2005		–	–	(81)	–	(81)
Interim dividend for 2006		–	–	(53)	–	(53)

31 December 2006		496	(1,738)	1,414	–	172

*
The transitional adjustment on the balance sheet at 1 January 2005 primarily comprises recognition of the fair value of the Group's investments in Savvis (£45 million gain) and Tibco Software Inc (TSI) (£86 million gain), offset by initial recognition of embedded derivatives (£14 million loss plus £3 million taxation credit).

2005 has been restated to recognise irrevocable commitments to repurchase shares during the close periods as a liability (see 'Basis of accounting' on page F-7). The impact of recognising these commitments is to increase liabilities and to decrease shareholders' equity at 31 December 2005 by £59 million.

Please refer to note 27 on page F-65 and note 28 on page F-67 for more information on the nature of and movements in share capital and other reserves respectively.

Retained earnings is stated after deducting £1,002 million (2005 restated: £489 million, 2004: £213 million) in respect of treasury shares. This is composed of £750 million (2005: £224 million, 2004: £nil) which represents the cost of 187 million shares in Reuters Group PLC (2005: 57 million, 2004: nil) repurchased in the market as part of the ongoing share buyback programme (see note 27 on page F-65), £53 million (2005 restated: £59 million, 2004: £nil) which represents the cost of 12.0 million shares (2005: 13.5 million, 2004: nil) that Reuters had an irrevocable commitment to purchase during the year end close period and £199 million (2005: £206 million, 2004: £213 million) which represents the cost of 30 million shares in Reuters Group PLC (2005: 32 million, 2004: 33 million) purchased in the market and held by Reuters Employee Share Ownership Trusts (ESOTs) to satisfy certain options/awards under the Group's share incentive plans (see note 33 on page F-70).

During 2006, Reuters has cancelled 48 million shares repurchased as part of the ongoing share buyback programme. An amount equal to the nominal value of these shares has been transferred from share capital to the capital redemption reserve.

Note 12: Segmental analysis – balance sheet

Primary reportable segments

The tables below show assets, liabilities and other information by business division. The assets and liabilities are attributed to business divisions using methodologies consistent with those used to allocate divisional results (see note 1 on page F-16).

In 2006, Reuters made changes to the allocation of revenue and operating costs between business divisions to reflect changes in the management of certain products. These changes had an insignificant impact on the balance sheet segmentation. 2005 comparatives have been restated to reallocate £44 million of intangibles arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products. 2005 comparatives have also been restated to recognise irrevocable commitments to repurchase shares during close periods as a liability (see 'Basis of accounting' on page F-7).

	31 December 2006
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Shared £m	Total £m

Assets (excluding investment in associates and joint ventures)	743	249	186	48	656	1,882
Investment in associates and joint ventures	15	4	2	17	–	38

Total assets	758	253	188	65	656	1,920
Total liabilities	(441)	(108)	(117)	(52)	(1,030)	(1,748)
Capital expenditure	172	32	76	10	–	290

	Restated 31 December 2005
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Shared £m	Total £m

Assets (excluding investment in associates and joint ventures)	705	253	139	43	961	2,101
Investment in associates and joint ventures	11	5	3	17	–	36

Total assets	716	258	142	60	961	2,137
Total liabilities	(506)	(128)	(146)	(70)	(776)	(1,626)
Capital expenditure*	241	53	38	14	–	346

	31 December 2004
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Instinet £m	Shared £m	Total £m

Assets (excluding investment in associates and joint ventures)	629	184	182	34	919	597	2,545
Investment in associates and joint ventures	9	5	3	18	–	–	35

Total assets	638	189	185	52	919	597	2,580
Total liabilities	(511)	(120)	(151)	(66)	(397)	(765)	(2,010)
Capital expenditure	71	20	28	6	19	–	144

*
Capital expenditure in 2005 excludes Instinet Group, which was classified as a discontinued operation prior to its disposal.

Shared assets by business division consist principally of taxation, hedging derivatives, short-term investments, cash and borrowings as these are not managed separately by the division.

Capital expenditure includes additions of intangible assets and additions of property, plant and equipment.

F-34  MANAGEMENT INFORMATION CIRCULAR

Secondary reportable segments

	31 December 2006		31 December 2005		31 December 2004
By geographical location	Total assets £m	Capital expenditure £m	Total assets £m	Capital expenditure £m	Total assets £m	Capital expenditure £m

Europe, Middle East & Africa*	616	124	589	191	763	73
Americas	522	108	520	99	1,102	56
Asia	194	58	143	56	133	15
Central	588	–	885	–	582	–

Total	1,920	290	2,137	346	2,580	144

*
To reflect the way Reuters was managed in 2006, UK & Ireland, EMEA West and EMEA East have been combined into one geographical location.

Central assets by geographical location consist principally of investments in associates and joint ventures, taxation, hedging derivatives and centrally managed cash and short-term deposits.

Note 13: Intangible assets

	Goodwill £m	Trade Names £m	Customer relationships £m	Technology know-how £m	Internally generated software £m	Purchased software £m	Total £m

Cost:
1 January 2004	243	30	–	153	21	53	500
Exchange differences	(14)	(2)	–	(9)	–	(2)	(27)
Additions:
Acquisition of subsidiaries	5	1	1	–	–	–	7
Other additions	–	–	–	–	23	3	26
Disposals	(19)	–	–	–	–	–	(19)
Adjustments*	(6)	–	–	–	–	–	(6)

31 December 2004	209	29	1	144	44	54	481

Exchange differences	24	3	4	6	1	2	40
Additions:
Acquisition of subsidiaries	103	4	59	4	–	–	170
Other additions	–	–	–	–	29	11	40
Reclassifications**	(9)	(3)	–	(65)	–	(3)	(80)

31 December 2005	327	33	64	89	74	64	651

Exchange differences	(32)	(4)	(7)	(7)	(1)	(2)	(53)
Additions:
Acquisition of subsidiaries	18	1	11	16	–	–	46
Other additions	–	–	–	–	93	21	114
Adjustments*	2	–	–	–	–	–	2

31 December 2006	315	30	68	98	166	83	760

	Goodwill £m	Trade Names £m	Customer relationships £m	Technology know-how £m	Internally generated software £m	Purchased software £m	Total £m

Amortisation and impairment:
1 January 2004	–	(9)	–	(50)	(2)	(19)	(80)
Exchange differences	–	–	–	4	–	1	5
Charged in the year:
Amortisation	–	(2)	–	(20)	(2)	(11)	(35)
Impairment	(18)	–	–	–	(34)	(3)	(55)

31 December 2004	(18)	(11)	–	(66)	(38)	(32)	(165)

Exchange differences	–	(2)	–	(3)	–	(2)	(7)
Charged in the year:
Amortisation	–	(3)	(4)	(15)	(3)	(10)	(35)
Impairment	–	–	–	–	(1)	–	(1)
Reclassifications**	–	3	–	38	–	3	44

31 December 2005	(18)	(13)	(4)	(46)	(42)	(41)	(164)

Exchange differences	–	2	1	4	–	2	9
Charged in the year:
Amortisation	–	(4)	(7)	(13)	(10)	(12)	(46)

31 December 2006	(18)	(15)	(10)	(55)	(52)	(51)	(201)

Carrying amount:
31 December 2004	191	18	1	78	6	22	316
31 December 2005	309	20	60	43	32	23	487

31 December 2006	297	15	58	43	114	32	559

*
Adjustments of £2 million to goodwill in 2006 relate to the finalisation of fair valuation adjustments in respect of the acquisition of Telerate. Adjustments of £6 million to goodwill in 2004 relate to the finalisation of earn out agreements in relation to the acquisition of AVT Technologies Limited and Capital Access International LLC, and also to the finalisation of fair value adjustments in respect of the acquisition of Multex. Fair value adjustments are based on an independent valuation performed by professionally-qualified valuers.

**
Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal.

The carrying amount of intangibles other than goodwill, internally-generated software and purchased software, includes the following balances which are considered to be material to the Group's financial statements:

Arising on acquisition of	Nature (included in category)	Date of acquisition	Carrying amount £m	Remaining amortisation period

Telerate	Customer relationships	June 2005	40	8 years, 5 months
Application Networks	Technology know-how	June 2006	13	4 years, 5 months
Bridge	Trade names	October 2001	12	4 years, 9 months
Bridge	Technology know-how	October 2001	11	4 years, 9 months

Impairment tests of goodwill

No impairment losses in respect of goodwill have been recognised in 2006 and 2005.

For the purpose of performing impairment reviews, Reuters has identified seven cash generating units (CGUs). In prior years, Reuters identified eight CGUs, but disposed of Bridge Trading Company (BTC) in 2005. Annual impairment reviews are performed as at 1 July for all CGUs, which include goodwill. These reviews compare the carrying value of each CGU with the present value of future cash flows arising from the use of the assets of the unit (value in use). If the value in use is less than the carrying value of the CGU, an impairment loss is recognised immediately in the income statement.

F-36  MANAGEMENT INFORMATION CIRCULAR

Goodwill has been allocated directly to CGUs. The balances at 31 December 2005 have been restated to reallocate £25m of goodwill arising on the acquisition of Telerate from Enterprise to Sales & Trading, in line with the allocation of revenues from Telerate products.

		Carrying amount of goodwill at
Business division	Cash generating unit	31 December 2006 £m	Restated 31 December 2005 £m	31 December 2004 £m

Sales & Trading	Sales & Trading	146	157	74
	Bridge Trading Company	–	–	8
Research & Asset Management	Investment Banking & Investment Management	93	103	74
	Wealth Management	–	–	–
	Lipper	28	31	22
Enterprise	Enterprise (excluding Risk)	3	4	4
	Risk	22	9	9
Media	Media	5	5	–

Total		297	309	191

Key assumptions used in the value in use calculations are as follows:

Cash flow projections are derived from financial plans approved by the Board and cover a five year period. They reflect management's expectations of revenue growth, operating cost and margin for each CGU based on past experience. Projections exclude the expected revenue and cost synergy benefits arising from the various Core Plus growth strategies not yet underway. Cash flows beyond the five year period have been extrapolated using estimated terminal growth rates.

A pre-tax discount rate of 9% (2005: 9%, 2004: 9%), reflecting the risks relating to the CGUs has been applied to cash flow projections. For accounting purposes, impairment testing has been performed using perpetuity growth rates ranging from 2% to 3% (2005: 0% to 3%, 2004: 0% to 3%). The rates used have been determined with regard to projected growth for the specific markets in which the CGUs participate. These rates are below the long-term average growth rate for the businesses in which Reuters operates.

The forecasts are most sensitive to changes in projected revenue growth rates in the first five years of the forecast period. However, there is significant headroom and forecast revenues would have to be more than 14% lower than currently projected, before a possible impairment charge would be indicated.

Impairment of goodwill and intangibles during 2004

Impairment losses in respect of goodwill in 2004 totalled £18 million, £17 million of which related to BTC, the soft dollar execution broker business. In March 2005, Reuters agreed to sell BTC to Instinet Group in exchange for 3.8 million shares of Instinet Group. As a result, Reuters recognised a £17 million impairment loss on goodwill relating to BTC, which formed its own cash generating unit. Business had declined since the original purchase and future business could be further impacted by changes in the external marketplace. The loss was calculated on the basis of fair value less selling costs, as the value of the business could be ascertained by the existence in 2004 of an arms-length sale and purchase agreement. Although Instinet Group was a Group subsidiary at the time of the sale, Reuters had already announced an intention to sell the Instinet Group, subject to regulatory approval. The negotiations for the sale of BTC were therefore conducted on an arms-length basis. The impairment loss was reported within the Sales & Trading division and reclassified to discontinued operations in 2005.

Reuters also recorded a £37 million impairment on internally generated and purchased software of which £30 million relates to the impairment of a new order entry and billing system. During 2004, management revised the architectural solution to be simpler and more consistent with industry standards, leading to impairment of all of the previously capitalised expenditure. Management considers this decision will lead to a more cost effective and easier to execute solution in the longer term. The impairment loss has been allocated to the Sales & Trading (70%), Research & Asset Management (12%) and Enterprise (18%) business divisions. The balance relates to an impairment recorded in respect of development costs capitalised in our internal effort to build Reuters Knowledge for Investment Banking which was rationalised in favour of the newly acquired Multex platform and a write down in the value of capitalised software for Instinet Group which has been reclassified to discontinued operations in 2005.

Note 14: Property, plant and equipment

	Freehold property £m	Leasehold property £m	Computer systems equipment £m	Office equipment and motor vehicles £m	Total £m

Cost:
1 January 2004	241	214	1,038	247	1,740
Exchange differences	(6)	(12)	(34)	(10)	(62)
Additions	1	32	69	9	111
Disposals	(83)	(47)	(215)	(53)	(398)

31 December 2004	153	187	858	193	1,391

Exchange differences	1	8	36	4	49
Additions	5	41	80	11	137
Acquisitions	–	–	1	1	2
Disposals	–	(8)	(91)	(15)	(114)
Reclassifications*	(1)	(62)	(41)	(36)	(140)

31 December 2005	158	166	843	158	1,325

Exchange differences	(5)	(10)	(57)	(10)	(82)
Additions	9	37	75	9	130
Disposals	–	(4)	(193)	(24)	(221)

31 December 2006	162	189	668	133	1,152

Depreciation:
1 January 2004	(95)	(112)	(853)	(203)	(1,263)
Exchange differences	6	3	32	5	46
Charged in the year	(8)	(11)	(95)	(16)	(130)
Disposals	27	27	208	48	310

31 December 2004	(70)	(93)	(708)	(166)	(1,037)

Exchange differences	(1)	(3)	(29)	(3)	(36)
Charged in the year	(4)	(13)	(73)	(13)	(103)
Disposals	–	8	89	14	111
Reclassifications*	–	31	33	34	98

31 December 2005	(75)	(70)	(688)	(134)	(967)

Exchange differences	2	4	47	9	62
Charged in the year	(4)	(15)	(67)	(9)	(95)
Disposals	–	3	192	24	219

31 December 2006	(77)	(78)	(516)	(110)	(781)

Carrying amount:
31 December 2004	83	94	150	27	354
31 December 2005	83	96	155	24	358

31 December 2006	85	111	152	23	371

*
Reclassifications in 2005 relate to Instinet Group, which was classified as a discontinued operation prior to its disposal, other assets held for sale at the balance sheet date and depreciation capitalised as intangible assets.

The carrying amount of computer systems equipment includes an amount of £4 million (2005: £2 million, 2004: £nil) in respect of subscriber equipment being sourced and managed by IBM on behalf of Reuters. This equipment has been classified as an asset held under finance lease. The agreement for provision of equipment and services by IBM includes a renewal clause and an option to purchase the equipment at fair market value.

The carrying amount of property, plant and equipment includes £16 million (2005: £nil, 2004: £nil) in respect of assets in the course of construction.

F-38  MANAGEMENT INFORMATION CIRCULAR

The carrying amount of leasehold property is analysed as follows:

Carrying amount of leasehold property	2006 £m	2005 £m	2004 £m

Long-term leaseholds	66	33	32
Short-term leaseholds	45	63	62

Total leasehold property	111	96	94

Note 15: Investments accounted for using the equity method

	Interests in joint ventures £m	Interests in associates £m	Total £m

Net assets/cost:
1 January 2004	72	207	279
Reclassifications*	(47)	(31)	(78)
Exchange differences	(1)	–	(1)
Arising in year – share of:
Operating profits	5	8	13
Taxation	–	(2)	(2)
Dividends received	(3)	(1)	(4)
Loans repaid to joint ventures	5	–	5
Disposals	–	(176)	(176)
Shareholder taxes	(2)	–	(2)

31 December 2004	29	5	34

Exchange differences	2	–	2
Arising in year – share of:
Operating profits	5	–	5
Interest receivable	1	–	1
Taxation	(1)	–	(1)
Additions	1	–	1
Dividends received	(4)	–	(4)
Disposals	(1)	–	(1)
Impairments	–	(2)	(2)

31 December 2005	32	3	35

Reclassifications*	(14)	–	(14)
Exchange differences	(3)	(1)	(4)
Arising in year – share of:
Operating profits	–	1	1
Interest receivable	1	–	1
Taxation	(2)	–	(2)
Additions	8	–	8
Dividends received	(3)	–	(3)

31 December 2006	19	3	22

Goodwill:
1 January 2004	–	1	1
31 December 2004	–	1	1
31 December 2005	–	1	1
Additions	–	15	15

31 December 2006	–	16	16

	Interests in joint ventures £m	Interests in associates £m	Total £m

Carrying amount:
31 December 2004	29	6	35
31 December 2005	32	4	36

31 December 2006	19	19	38

*
Reclassifications in 2006 relate to the Group's investment in Factiva, which was classified as a non-current asset held for sale and sold during the year. Reclassifications in 2004 relate to the Group's investment in Radianz, which was classified as a discontinued operation in 2004 and sold during 2005.

The Group holds a 51% interest in AFE Solutions Limited, a 38% holding in 3 Times Square Associates LLC and a 40% holding in Independent Research Network LLC, being other jointly controlled entities accounted for under the equity method of accounting.

In July 2006, Reuters and the Chicago Mercantile Exchange announced the formation of a new joint venture, FXMarketSpace Limited, to create a centrally-cleared, global foreign exchange trading system. Reuters invested £8 million in the joint venture during 2006.

In October 2006, Reuters acquired a 26% interest in Times Global Broadcasting Company Limited for £11 million relating to the launch of a new Indian TV News Channel, TIMES NOW, in association with the Times of India.

In November 2006, Reuters acquired a 17% interest in Pluck Corporation for £4 million. This has been classified as an associate and accounted for under the equity method of accounting because Reuters has a seat of the Board of Directors and therefore has significant influence over Pluck Corporation.

On 18 October 2006, Reuters agreed to sell the majority of its investment in Factiva to joint venture partner Dow Jones. In accordance with IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations', Reuters reclassified its investment as a non-current asset held for sale on this date. This sale was completed on 15 December 2006.

Share of post-taxation (losses)/profits from associate and joint ventures is reconciled to the income statement as follows:

	2006 £m	2005 £m	2004 £m

Operating profits	1	5	13
Interest receivable	1	1	–
Taxation	(2)	(1)	(2)
Set-up costs of FXMarketSpace	(4)	–	–

Share of post-taxation (losses)/profits from associates and joint ventures	(4)	5	11

Summarised financial information in respect of the Group's interests in joint ventures at 31 December is as follows:

	2006 £m	2005 £m	2004 £m

Income	63	83	80
Expenses	(64)	(78)	(75)

(Loss)/profit	(1)	5	5

Non-current assets	61	76	66
Current assets	18	37	37
Current liabilities	(49)	(20)	(19)
Non-current liabilities	(11)	(61)	(55)

Carrying value	19	32	29

F-40  MANAGEMENT INFORMATION CIRCULAR

Summarised financial information in respect of the Group's interests in its principal associates at 31 December is as follows:

	2006 £m	2005 £m	2004 £m

Revenues	10	21	43
Profit	1	–	6
Assets	48	19	17
Liabilities	(29)	(15)	(11)

Carrying value	19	4	6

Note 16: Other financial assets and liabilities

Other financial assets and liabilities, including derivative financial instruments, are stated at fair value in 2005 and 2006. 2004 comparatives have been presented under UK GAAP as noted in the accounting policies.

Other financial assets include the following:

	2006 £m	2005 £m	2004 £m

Available-for-sale financial assets:
Equity securities	17	13	47
Other available-for-sale financial assets	9	5	10
Short-term investments	198	1	258
Derivative financial instruments (see note 17)	33	21	–

Total	257	40	315

Less: Non-current portion	(47)	(22)	(28)

Current portion	210	18	287

Movements in the carrying value of available-for-sale financial assets are analysed as follows:

	2006 £m	2005 £m	2004 £m

1 January	18	57	54
Transitional adjustment on first-time adoption of IAS 39	–	101	–

1 January as adjusted	18	158	54
Exchange differences	–	–	(1)
Additions	–	1	–
Fair value adjustments transferred to equity	6	(50)	–
Reclassifications*	4	(23)	31
Disposals	(2)	(68)	(27)

31 December	26	18	57

*
Reclassifications in 2006 relate to a minority preference share interest in a Factiva entity that Reuters retained following the disposal of the majority of the Group's investment in Factiva. Reclassifications in 2005 include balances transferred to assets held for sale and liabilities associated with assets held for sale. Reclassifications in 2004 include balances transferred from investments in associates, following Reuters part-disposal of its stake in TSI.

Other financial liabilities include the following:

	2006 £m	2005 £m	2004 £m

Borrowings:
Bank overdrafts	24	25	17
Bank loans	–	–	37
Term notes and commercial paper	632	383	456
Finance lease payables	4	2	–

Total borrowings	660	410	510
Derivative financial instruments (see note 17)	27	10	–

Total	687	420	510
Less: Non-current portion	(521)	(371)	(329)

Current portion	166	49	181

The term notes principally relate to a public bond of £337 million which is repayable in November 2010 and incurs interest at a fixed rate of 4.6% and a floating rate note of £169 million repayable in November 2008 and at 31 December 2006 incurs interest at 3.7%. Commercial paper of £122 million incurs interest at 4.9%.

The maturity profile of finance lease payables is as follows:

	Minimum lease payments			Present value of minimum lease payments
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Within one year	2	1	–	2	1	–
One to five years	2	1	–	2	1	–
Greater than five years	–	–	–	–	–	–

	4	2	–	4	2	–

The fair value of the Group's lease obligations approximates to their carrying amounts.

Fair value movements on other financial assets and liabilities recognised during 2006 and 2005 (see note 17) include the following:

	2006		2005
	Fair value gain/(loss) in income statement £m	Fair value gain/(loss) in equity £m	Fair value gain/(loss) in income statement £m	Fair value gain/(loss) in equity £m

Available-for-sale financial assets	–	6	–	(50)
Embedded derivatives in revenue contracts	(24)	–	21	–
Embedded derivatives in supplier contracts	4	–	(2)	–
Hedging instruments:
Cross-currency interest rate swaps – fair value hedges	(3)	–	(1)	–
Cross-currency interest rate swaps – net investment hedges	1	34	(1)	(39)
Other derivatives:
Gains	1	–	–	–
Losses	(1)	–	–	–
Other financial assets	–	–	(16)	–

Total	(22)	40	1	(89)

F-42  MANAGEMENT INFORMATION CIRCULAR

Note 17: Derivatives and other financial instruments

IAS 32 'Financial Instruments: Presentation and Disclosure' and IAS 39 'Financial Instruments: Recognition and Measurement' were adopted by the Group with effect from 1 January 2005. Financial information was prepared under UK GAAP for the financial period ended 31 December 2004. Comparative information for 2004 is therefore shown separately after the 2005 and 2006 information below.

Management of financial risk

The Group's activities expose it to a variety of financial risks. The main risks managed by the Group, under policies approved by the Board, are foreign currency risk, interest rate risk, liquidity risk, counterparty credit risk and price risk. The Group's overall risk management programme focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the Group's financial performance. The Board periodically reviews Reuters treasury activities, policies and procedures. All treasury activity takes place within a formal control framework.

Details of values of financial assets and liabilities, including derivatives, are shown on page F-45.

Foreign currency risk

Foreign exchange risk arises from cash flows relating to commercial transactions, recognised assets and liabilities and net investments in foreign operations. A substantial portion of Reuters revenue is receivable in foreign currencies with terms of payments up to three months in advance. Reuters is exposed to currency risk from committed revenue for periods of up to two years.

The conversion of net investments in foreign operations into the Group's reporting currency of sterling, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt, it is held in currencies approximately proportionate to the currency profile of the Group's net assets. The currency of the debt may be altered by the use of currency swaps. The main currencies to which the Group is exposed are the US dollar, the Swiss franc and the euro.

Details of forward exchange contracts held for risk management purposes and an analysis of the sensitivity to rate changes of fair values of financial instruments are shown on page F-47.

Interest rate risk

The Group's interest rate risk arises from interest-bearing assets and from borrowings.

Investments and borrowings subject to variable rates expose the Group to cash flow interest rate risk, which is the risk that future cash flows will fluctuate because of changes in market interest rate risks. Investments and borrowings subject to fixed rates expose the Group to fair value interest rate risk, as the fair value of the financial instrument fluctuates because of changes in market interest rates.

The Group has no specific requirements on the exact proportion of interest that should be fixed or floating. The position is reviewed periodically on a currency by currency basis. Various factors are considered in the review including forecast core debt levels and prevailing market conditions. Based on this review, the Group manages its cash flow and fair value interest rate risk by using interest rate swaps. Under interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (mainly quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional principal amounts.

An analysis by currency of interest rate swaps held for risk management purposes is shown on page F-46. Details of the currency and interest rate profile of the Group's financial assets and liabilities and the exposure of the Group's borrowings to interest rate changes are shown on page F-49.

Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Reuters manages its net debt position and interest costs to support its continued access to the full range of debt capital markets.

In October 2006, Reuters entered into a committed multicurrency syndicated credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2006, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit. There were no cash drawings from the facility during 2006. The commitment expires, and any final repayment is due in October 2011, unless extension options are exercised in October 2007 and October 2008 (at the banks' discretions) in which case the latest expiry date would be 2013.

In March 1998, Reuters established a Euro commercial paper programme. This provides access to £1.5 billion of uncommitted short-term finance of which £1.4 billion was unused at 31 December 2006 (£1.5 billion was unused at 31 December 2005, £1.4 billion was unused at 31 December 2004). In December 1998, Reuters established a £1.0 billion Euro medium-term note programme of which £490 million was unused at 31 December 2006 (£631 million was unused at 31 December 2005, £613 million was unused at 31 December 2004).

In addition, at 31 December 2006, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £117 million, available at money market rates.

Details of the timing of repayment of borrowings and other financial liabilities are shown on page F-50.

Counterparty credit risk

The Group is exposed to concentrations of credit risk. Trade debtors are concentrated in the financial community. The Group estimates that approximately 65% of its subscribers are financial institutions, 21% are corporations in other sectors of the business community, 11% are from the news media and 3% are government institutions and individuals worldwide (2005: 72%, 14%, 9% and 5%, 2004: 72%, 17%, 4% and 7%).

The maximum exposure to credit risk at 31 December 2005 was as follows: trade receivables £110 million, amounts owed by associates and joint ventures £6 million, accrued income £38 million, short-term investments £198 million, cash and equivalents £129 million and derivative financial instruments £30 million (2005: £120 million, £4 million, £38 million, £1 million, £662 million and £21 million, 2004: £131 million, £3 million, £38 million, £258 million, £578 million and £64 million).

The Group invests with high credit quality financial institutions. The Group has policies that limit the amount of credit exposure to any one financial institution. All derivative instruments are unsecured, but the amount of this credit risk is generally restricted to any fair value gain and not the principal amount hedged. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of 'A3/A-' or higher. Credit risk may be managed by the use of credit default swaps and standby letters of credit.

Price risk

Movements in equity security prices change the carrying value of available-for-sale financial assets, with changes being recorded in equity. On adoption of IAS 39 on 1 January 2005, Reuters designated its investment in Savvis convertible preference shares as being held at fair value through profit or loss, with movements in the fair value being recognised within the income statement. The shares were pledged as part of the consideration for the Telerate acquisition in June 2005 and no further fair value movements were recorded in the income statement after this point.

The Group does not have a material exposure to commodity price risk.

F-44  MANAGEMENT INFORMATION CIRCULAR

Financial assets and liabilities

Carrying and fair values of Group financial assets and liabilities at 31 December were:

	2006		2005
	Carrying value £m	Fair value £m	Carrying value £m	Fair value £m

Derivative instruments:
Cross-currency interest rate swaps – fair value hedges <1 year	–	–	2	2
Cross-currency interest rate swaps – fair value hedges >1 year	(9)	(9)	12	12
Embedded derivatives in revenue contracts	(18)	(18)	6	6
Embedded derivatives in supplier contracts	3	3	(1)	(1)
Cross-currency interest rate swaps – net investment hedges	30	30	(8)	(8)
Financial assets:
Available-for-sale assets financial assets (see note 16)	26	26	18	18
Trade receivables less provision for impairment (see note 19)	110	110	120	120
Amounts owed by associates and joint ventures (see note 19)	6	6	4	4
Other receivables (see note 19)	80	80	68	68
Accrued income*	38	38	38	38
Short-term investments (see note 16)	198	198	1	1
Cash and cash equivalents (see note 20)	129	129	662	662
Financial liabilities:
Borrowings (see note 16)	(660)	(660)	(410)	(410)
Trade payables (see note 22)	(56)	(56)	(14)	(14)
Accruals**	(274)	(274)	(262)	(262)
Amounts owed to associates and joint ventures (see note 22)	(1)	(1)	(11)	(11)
Other payables***	(87)	(87)	(95)	(95)
Other taxation and social security (see note 22)	(33)	(33)	(35)	(35)
Other provisions for liabilities and charges****	(95)	(95)	(113)	(113)

Total	(613)	(613)	(18)	(18)

*
Prepayments and accrued income in note 19 (£62 million) include £24 million of prepayments that are not financial assets (2005: Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets).

**
Accruals in note 22 (£276 million) include £2 million of non-financial liabilities (2005: Accruals in note 22 (£264 million) include £2 million of non-financial liabilities).

***
Other payables in note 22 (£94 million) include £2 million of progress payments on contracts and £5 million of subscriptions in advance which are non-financial liabilities (2005: Other payables in note 22 (£107 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities).

****
Other provisions for liabilities and charges in note 24 (£119 million) includes £24 million of non-financial liabilities (2005: Other provisions for liabilities and charges in note 24 (£139 million) includes £26 million of non-financial liabilities).

Derivative financial instruments

Derivative financial instruments held at 31 December were:

	2006			2005
	Gross contract amounts £m	Assets £m	Liabilities £m	Gross contract amounts £m	Assets £m	Liabilities £m

Maturing in less than one year:
Cross-currency interest rate swaps – fair value hedges	–	–	–	19	2	–
Forward foreign exchange contracts – fair value hedges	27	–	–	–	–	–
Forward foreign exchange contracts – held for trading	242	–	–	131	–	–
Embedded derivatives in revenue contracts	609	–	18	440	6	–
Embedded derivatives in supplier contracts	41	3	–	26	–	1

	919	3	18	616	8	1

Maturing in greater than one year:
Cross currency interest rate swaps – net investment hedges	426	30	–	304	1	9
Cross currency interest rate swaps – fair value hedges	506	–	7	337	12	–
Interest rate swaps – fair value hedges	10	–	2	10	–	–

	942	30	9	651	13	9

Total	1,861	33	27	1,267	21	10

Gross contract amounts are calculated at historical exchange rates.

During 2006 and 2005, certain derivatives were entered into for the purpose of managing foreign exchange risks associated with the Group's commercial paper programme and its short-term intercompany balances, that did not meet the criteria to be accounted for as hedges and consequently are classified as forward exchange contracts – held for trading.

The following table provides an analysis by currency of interest rate swaps held for risk management purposes at 31 December:

Received	Paid	2006 Gross contract amount £m	2005 Gross contract amount £m

Net investment hedges:
Sterling floating	US dollar floating	382	280
Sterling floating	Swiss franc floating	34	24
Sterling floating	Euro floating	10	–
Fair value hedges:
Japanese yen fixed	Sterling floating	5	5
Euro fixed	Sterling floating	332	351
Euro fixed	Sterling floating	10	10
Euro floating	Sterling floating	169	–

Total		942	670

Interest is receivable under swap contracts at rates between 0.6% and 5.9% and is payable at rates between 2% and 6%. Interest rate swaps are due to mature at various dates between June 2008 and November 2010.

F-46  MANAGEMENT INFORMATION CIRCULAR

The following table provides an analysis by currency of forward exchange contracts held for risk management purposes at 31 December:

	2006 Gross contract amount £m	2005 Gross contract amount £m

Sales:
Swiss franc	87	–
US dollar	60	22
Thai baht	11	–
Japanese yen	7	12
Hong Kong dollar	7	8
Canadian dollar	6	7
Swedish krona	5	–
Australian dollar	1	8
Euro	–	14
Purchases:
Euro	40	–
South African rand	24	23
Singapore dollar	18	24
Swiss franc	–	9
Other	4	4

Total	269	131

Composed of:
Forward foreign exchange contracts – fair value hedges	27	–
Forward foreign exchange contracts – held for trading	242	131

Total	269	131

Foreign exchange forward contracts are due to mature in January 2007.

Hedges of net investment in foreign entity

The Group's long-term borrowings undertaken in November 2003 and November 2006 were swapped into US dollars and Swiss francs by transacting cross-currency interest rate swaps and designated as a hedge of the net investment in the Group's foreign subsidiaries. The resulting debt of $694 million (2005: $498 million) is designated against the foreign investment in US subsidiaries, goodwill arising on acquisitions, and certain intangible assets. The resulting Swiss franc debt of 79 million Swiss francs (2005: 55 million Swiss francs) is designated as a hedge of the foreign investment in Reuters SA. A further debt of €15 million (2005: €nil) was designated against the foreign investment in European subsidiaries.

Hedges of fair values

The fair value interest rate risk of the €500 million fixed rate bond issued by Reuters Finance PLC was hedged by being swapped into euro floating rate interest.

The foreign exchange risk arising from the retranslation of the €500 million fixed rate bond issued by Reuters Finance PLC and the €250 million floating rate note issued by Reuters Group PLC was hedged by being swapped into sterling. The foreign exchange risk arising from the retranslation and the interest rate risk arising from the impact of changes in interest rates on the fair values of foreign currency medium-term notes amounting to £4 million and maturing in 2008 were also swapped into floating rate sterling interest. The above hedges were executed in the form of cross-currency interest rate swaps.

The weighted average variable rate payable on all interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2006 was 6% (2005: 5%). The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

Embedded derivatives

Forward exchange contacts implicitly contained in subscription-based revenue commitments priced in currencies different from both the functional currency of the Reuters entity and that of the customer are separated from their host contracts and held on the balance sheet at fair value. These revenue commitments extend two years from the balance sheet date. The majority of embedded derivatives in sales contracts arise through US dollar pricing.

Forward exchange contacts implicitly contained in purchase commitments priced in currencies different from both the functional currency of the Reuters entity and that of the supplier are also separated from their host contracts and held on the balance sheet at fair value. These purchase commitments expire at various times between 2007 and 2010. The majority of embedded derivatives in supplier contracts are US dollar-priced commitments.

Financial instrument sensitivity analysis

The analysis below summarises the sensitivity of the fair value of the Group's financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•
1% increase in the specific rate of interest from the levels effective at 31 December 2006 with all other variables remaining constant; and

•
10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2006 with all other variables remaining constant.

	2006			2005
	Fair value £m	1% increase in interest rates £m	10% weakening in other currencies against £ £m	Fair value £m	1% increase in interest rates £m	10% weakening in other currencies against £ £m

Derivative instruments:
Currency and interest rate swaps	21	(17)	(10)	6	(22)	4
Forward contracts	–	–	11	–	–	(1)
Embedded derivatives in revenue contracts	(18)	–	(19)	6	–	(44)
Embedded derivatives in supplier contracts	3	–	3	(1)	–	3
Financial assets:
Available-for-sale financial assets (see note 16)	26	–	(2)	18	–	(2)
Trade receivables less provision for impairment (see note 19)	110	–	(10)	120	–	(12)
Amounts owed by associates and joint ventures (see note 19)	6	–	(1)	4	–	–
Other receivables (see note 19)	80	–	(6)	68	–	(4)
Accrued income*	38	–	(2)	38	–	(3)
Short-term deposits (see note 16)	198	(2)	–	1	–	–
Cash and cash equivalents (see note 20)	129	–	(9)	662	–	–
Financial liabilities:
Borrowings (see note 16)	(660)	17	56	(410)	22	38
Trade payables (see note 22)	(56)	–	3	(14)	–	1
Accruals**	(274)	–	17	(262)	–	16
Amounts owed to associates and joint ventures (see note 22)	(1)	–	–	(11)	–	–
Other payables***	(87)	–	2	(95)	–	2
Other taxation and social security (see note 22)	(33)	–	2	(35)	–	2
Other provisions for liabilities and charges****	(95)	–	6	(113)	–	9

Total	(613)	(2)	41	(18)	–	9

*
Prepayments and accrued income in note 19 (£62 million) include £24 million of prepayments that are not financial assets (2005: Prepayments and accrued income in note 19 (£78 million) include £40 million of prepayments that are not financial assets).

**
Accruals in note 22 (£276 million) include £2 million of non-financial liabilities (2005: Accruals in note 22 (£264 million) include £2 million of non-financial liabilities).

***
Other payables in note 22 (£94 million) include £2 million of progress payments on contracts and £5 million of subscriptions in advance which are non-financial liabilities (2005: Other payables in note 22 (£107 million) include £3 million of progress payments on contracts and £9 million of subscriptions in advance which are non-financial liabilities).

****
Other provisions for liabilities and charges in note 24 (£119 million) includes £24 million of non-financial liabilities (2005: Other provisions for liabilities and charges in note 24 (£139 million) includes £26 million of non-financial liabilities).

F-48  MANAGEMENT INFORMATION CIRCULAR

Profile of financial assets and liabilities

The currency and interest rate profile of the Group's financial assets and liabilities, before the impact of derivatives, that are subject to interest rate risk at 31 December was:

	2006 Classes of financial assets and liabilities
	Short-term investments £m	Cash and cash equivalents £m	Bank overdrafts £m	Term notes and commercial paper £m	Finance lease creditors £m	Total £m	Weighted average interest rate %

By currency:
Sterling:
Floating	–	41	(1)	(88)	–	(48)	5
Fixed	197	–	–	(122)	–	75	5
US dollar:
Floating	–	32	(15)	(378)	–	(361)	6
Fixed	–	–	–	–	(4)	(4)	6
Euro:
Floating	–	7	(3)	(10)	–	(6)	4
Other:
Floating	1	49	(5)	(34)	–	11	3

Total	198	129	(24)	(632)	(4)	(333)

By maturity:
Within one year	198	129	(24)	(122)	(2)	179
Between one and two years	–	–	–	(173)	(2)	(175)
Between two and three years	–	–	–	–	–	–
Between three and four years	–	–	–	(337)	–	(337)
Between four and five years	–	–	–	–	–	–
Over five years	–	–	–	–	–	–

Total	198	129	(24)	(632)	(4)	(333)

	2005 Classes of financial assets and liabilities
	Short-term investments £m	Cash and cash equivalents £m	Bank overdrafts £m	Term notes and commercial paper £m	Finance lease creditors £m	Total £m	Weighted average interest rate %

By currency:
Sterling:
Floating	–	580	(24)	(56)	–	500	4
US dollar:
Floating	–	19	–	(291)	–	(272)	5
Fixed	–	–	–	–	(2)	(2)	6
Euro:
Floating	–	8	–	(11)	–	(3)	3
Other:
Floating	1	55	(1)	(25)	–	30	3

Total	1	662	(25)	(383)	(2)	253

By maturity:
Within one year	1	662	(25)	(22)	(1)	615
Between one and two years	–	–	–	–	(1)	(1)
Between two and three years	–	–	–	(5)	–	(5)
Between three and four years	–	–	–	–	–	–
Between four and five years	–	–	–	(356)	–	(356)
Over five years	–	–	–	–	–	–

Total	1	662	(25)	(383)	(2)	253

Maturity of financial liabilities

Financial liabilities, excluding derivative financial instruments, at 31 December are repayable as follows:

	2006		2005
	Borrowings £m	Other financial liabilities £m	Borrowings £m	Other financial liabilities £m

Within one year	148	507	48	473
Between one and two years	175	19	1	30
Between two and three years	–	7	5	8
Between three and four years	337	5	–	8
Between four and five years	–	3	356	4
Over five years	–	5	–	7

Total	660	546	410	530

The exposure of the Group's borrowings to interest rate changes and the contractual re-pricing dates are as follows:

	2006
	6 months or less £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m

Bank overdrafts	24	–	–	–	24
Term notes and commercial paper	291	–	341	–	632
Finance lease creditors	1	1	2	–	4
Effect of interest rate swaps	341	–	(341)	–	–

Total	657	1	2	–	660

	2005
	6 months or less £m	6-12 months £m	1-5 years £m	Over 5 years £m	Total £m

Bank overdrafts	25	–	–	–	25
Term notes and commercial paper	22	–	361	–	383
Finance lease creditors	1	1	1	–	2
Effect of interest rate swaps	361	–	(361)	–	–

Total	409	1	1	–	410

Derivatives and other financial instruments (2004 UK GAAP comparatives)

The applicable accounting policies relevant to this note in 2004 comparatives prepared under UK GAAP are given on page F-15.

The following disclosure for Derivatives and other financial instruments was made in the 2004 Annual Report and Form 20-F prepared under UK GAAP.

A substantial portion of the Group's revenue is receivable in foreign currencies with terms of payment up to three months in advance. As such, the Group is subject to currency exposure from committed revenue and, additionally, to interest rate risk from borrowing and the investment of cash balances. The Group seeks to limit these risks by entering into a mix of derivative financial instruments.

If the derivative financial instruments were considered separately from the underlying future revenue and interest, the Group would be subject to market risk on these financial instruments from fluctuations in currency and interest rates. The Group only enters into such derivative financial instruments to hedge (or reduce) the underlying exposure described above. There is, therefore, no net market risk on such derivative financial instruments and only a credit risk from the potential non-performance by counterparties. The amount of this credit risk is generally restricted to any hedging gain and not the principal amount hedged.

F-50  MANAGEMENT INFORMATION CIRCULAR

Derivative instruments held at 31 December 2004 were:

	2004
	Gross contract amounts £m	Carrying value £m	Fair value £m

Foreign exchange forward contracts:
Contracts in profit	124	1	1
Contracts in loss	271	(1)	(1)
Foreign currency options:
Contracts in profit	–	–	–
Contracts in loss	–	–	–
Currency and interest rate swaps:
Contracts in profit	373	54	64
Contracts in loss	5	–	–

Total	773	54	64

The fair values of foreign currency and interest rate management instruments are estimated on the basis of market quotes, discounted to current value using market-quoted interest rates.

An analysis by currency of derivative contracts held for currency hedging purposes at 31 December 2004 is set out below:

	2004
	Swaps %	Forwards %

Euro	8	28
Japanese yen	3	2
Swiss franc	19	15
US dollar	70	37
Other	–	18

Total	100	100

Foreign exchange forward contracts mature at dates up to February 2005, currency swaps and interest rate swaps both mature at various dates through to November 2010.

The results of currency and interest rate hedging activities for the year to December 2004 are as summarised below:

Recognised gains	2004 £m

Currency hedging	29
Interest rate hedging	10

Recognised currency hedging gains in 2004 were favourable mainly due to the effect of the weaker US dollar on hedges of the net investment in overseas subsidiaries.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on instruments used for hedging, and the movements, are set out below:

	2004
Hedging	Gain £m	(Losses) £m	Net £m

Unrecognised at 1 January 2004:	5	(4)	1
Arising in previous years
Recognised in 2004	4	(2)	2

Not recognised in 2004	1	(2)	(1)
Arising in 2004:
Not recognised in 2004	11	–	11

Unrecognised at 31 December 2004	12	(2)	10

Of which:
Expected to be recognised in 2005	1	(1)	–
Expected to be recognised in 2006 or later	11	(1)	10

Net unrecognised gains on derivatives used for hedging were £10 million at 31 December 2004.

The weighted average variable rate payable on the interest rate swaps used to alter the currency and interest rate profile of debt issued at 31 December 2004 was 3%. The weighted average variable rate is based on the rate implied in the yield curve at the balance sheet date.

All derivative instruments are unsecured. However, Reuters does not anticipate non-performance by the counterparties who are all banks with recognised long-term credit ratings of 'A3/A-' or higher.

Carrying and fair values of Group financial assets and liabilities at 31 December were:

	2004
	Carrying value £m	Fair value £m

Derivative instruments	54	64
Other financial assets:
Fixed asset investments	28	34
Long-term debtors	20	20
Investments held for resale	108	194
Other short-term investments and cash	836	836
Other financial liabilities:
Short-term borrowings	(181)	(181)
Long-term borrowings	(329)	(329)
Other financial liabilities	(97)	(97)

The fair value of fixed asset investments and investments held for sale is the carrying value unless the investment has a readily determinable market value which is higher.

The fair value of listed short-term investments was based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

The fair value of short-term borrowings approximated to the carrying value due to the short maturity of the investments.

Short-term debtors and creditors have been excluded from the above analysis and all other disclosures in this note, other than the currency risk disclosures.

Financial instrument sensitivity analysis

The analysis below summarises the sensitivity of the fair value of the Group's financial instruments to hypothetical changes in market rates. Fair values are the present value of future cash flows based on market rates at the valuation date.

F-52  MANAGEMENT INFORMATION CIRCULAR

The estimated adverse changes in the fair value of financial instruments are based on an instantaneous:

•
1% increase in the specific rate of interest from the levels effective at 31 December 2004 with all other variables remaining constant; and

•
10% weakening in the value of sterling against all other currencies from the levels applicable at 31 December 2004 with all other variables remaining constant.

	Fair value changes arising from
	Fair value £m	1% increase in interest rates (adverse) £m	10% weakening in £ against other currencies (adverse) £m

Current and interest rate swaps	64	(27)	(10)
Forward contracts	–	–	(16)

Total	64	(27)	(26)

Monetary assets and liabilities by currency, after cross currency swaps, excluding the functional currency of each operation at 31 December 2004, were:

	Net foreign currency monetary assets/(liabilities)
	Sterling £m	US dollar £m	Euro £m	Swiss franc £m	Japanese yen £m	Hong Kong dollar £m	Other £m	Total £m

Functional currency of operation:
Sterling	–	(71)	42	(6)	1	–	22	(12)
US dollar	(15)	–	(21)	(16)	–	–	(2)	(54)
Euro	–	(4)	–	–	–	–	1	(3)
Swiss franc	(23)	2	3	–	(1)	–	–	(19)
Japanese yen	1	–	–	–	–	–	–	1
Hong Kong dollar	1	18	–	–	5	–	–	24
Other	–	4	(1)	–	–	–	–	3

Total	(36)	(51)	23	(22)	5	–	21	(60)

Exchange differences that arise as a consequence of trading transactions and the translation of monetary assets and liabilities are taken to the income statement. In accordance with the Group's accounting policy, exchange differences attributable to long-term foreign currency borrowings used to finance the Group's foreign currency investments are taken directly to reserves. Consequently, long-term foreign currency borrowings have been excluded from the above table.

The currency and interest rate profile of the Group's financial assets at 31 December 2004 was:

	Cash and short-term investments				Fixed rate investments
	Total £m	Non-interest bearing assets £m	Floating rate investments £m	Fixed rate investments £m	Weighted average interest rate at 31 December %	Weighted average time for which rate is fixed Years

Sterling	416	80	336	–	–	–
US dollar	469	58	411	–	–	–
Euro	33	7	26	–	–	–
Other	74	11	58	5	–	3

31 December 2004	992	156	831	5	–	3

Interest on floating rate investments is earned at rates based on local money market rates. Floating rate investments include £370 million of money market deposits which mature within three months of the balance sheet date.

Fixed rate investments are those investments which have an interest rate fixed for a period of greater than one year.

The currency and interest rate profile of the Group's financial liabilities after allowing for interest rate and cross-currency swaps at 31 December 2004 was:

	Borrowings
	Total £m	Other financial liabilities £m	Floating rate borrowings £m

Sterling	280	60	220
US dollar	271	21	250
Euro	25	13	12
Swiss francs	27	2	25
Other	4	1	3

31 December 2004	607	97	510

The floating rate borrowings comprise bank loans and overdrafts bearing interest at rates based on local money market rates, commercial paper and medium-term notes. The weighted average effective interest rate on borrowings at 31 December 2004 was 4%. The above analysis excludes creditors falling due within one year which are of a non-financial nature.

Total financial liabilities at 31 December 2004 are repayable as follows:

	Borrowings £m	Other financial liabilities £m

Within one year	181	32
Between one and two years	19	19
Between two and five years	5	18
Over five years	305	28

Total	510	97

In April 2003, Reuters entered into a committed syndicated credit facility for £1 billion. £520 million of the facility either expired or was voluntarily cancelled in 2004. At 31 December 2004, Reuters had £480 million available under the facility. The facility was undrawn during 2004. The commitment expires and final repayment is due in April 2008.

At the same time as the syndicated credit facility was arranged, committed bilateral facilities of £90 million were also put in place on similar terms. During 2004, £66 million of the facilities either expired or were voluntarily cancelled. At 31 December 2004, Reuters had £24 million available, all of which was undrawn. No loans were outstanding under this facility during 2004.

In addition, at 31 December 2004, the Group had unused, short-term, uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £200 million, at money market rates varying between 2% and 6%, depending on the currency.

Note 18: Inventories

	2006 £m	2005 £m	2004 £m

Work in progress on contracts	1	1	3

F-54  MANAGEMENT INFORMATION CIRCULAR

Note 19: Trade and other receivables

	2006 £m	2005 £m	2004 £m

Trade receivables	123	138	162
Less: Provision for impairment	(13)	(18)	(31)

	110	120	131
Instinet counterparty debtors	–	–	216
Amounts owed by associates and joint ventures	6	4	3
Other receivables	80	68	111
Prepayments and accrued income	62	78	74

Total trade and other receivables	258	270	535

The carrying value of trade and other receivables approximates to their fair value based on discounted cash flows using the Group's weighted average cost of capital.

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time. If the final outcome (on the judgement areas) were to differ by 10% from management's estimates, the Group would need to book an adjustment of £1 million to operating costs and to trade receivables.

Concentration of credit risk faced by the Group and other relevant risk factors are detailed in note 17 on page F-44.

Note 20: Cash and cash equivalents

	2006 £m	2005 £m	2004 £m

Cash:
Cash in hand and at bank	79	98	83
Listed cash equivalents:
Government securities – overseas	–	–	8
Unlisted cash equivalents:
Term deposits – UK	2	12	84
Term deposits – overseas	5	3	31
Other investments – UK	37	546	–
Other investments – overseas	6	3	372

Cash and cash equivalents	129	662	578

The following cash balances are held by subsidiaries in countries where exchange control restrictions are in force, such that cash is not freely transferable around the Group:

	2006 £m	2005 £m	2004 £m

Brazil	1	2	2
China	–	1	1
Venezuela	3	2	1

Total restricted cash	4	5	4

Note 21: Non-current assets and liabilities held for sale

The following are assets and liabilities classified as held for sale at 31 December:

	2006 £m	2005 £m	2004 £m

Non-current assets classified as held for sale:
Property, plant and equipment	–	1	–
Assets of subsidiary held exclusively for resale*	–	–	145

Total assets classified as held for sale	–	1	145

Liabilities directly associated with non-current assets classified as held for sale:
Liabilities of subsidiary held exclusively for resale*	–	–	(47)

Total net assets classified as held for sale	–	1	98

*
2004 figures have been measured in accordance with IAS 27 'Consolidated and Separate Financial Statements' and not in accordance with IFRS 5 'Non-Current Assets Held for Sale and Discontinued Operations'.

On 18 October 2006, the Group classified its investment in Factiva as a non-current asset held for sale. The disposal of the majority of this investment was completed on 15 December 2006. Reuters retained a minority preference share interest in a Factiva entity which has been reclassified as an available-for-sale financial asset.

In 2005, a property with a net book value of £1 million was classified as a non-current asset held for sale. The sale of this property was completed in 2006.

In 2004, Radianz was classified as a subsidiary held exclusively for resale. Radianz's net assets of £98 million were shown as held for sale. Radianz is reported within the Sales & Trading division. The acquisition and subsequent disposal of Radianz is detailed in note 7 on page F-22.

Note 22: Trade and other payables

	2006 £m	Restated 2005 £m	2004 £m

Trade payables	56	14	71
Accruals	276	264	346
Instinet counterparty creditors	–	–	197
Deferred income	31	25	21
Amounts owed to associates and joint ventures	1	11	12
Other payables	94	107	39
Other taxation and social security	33	35	35

Total trade and other payables	491	456	721

2005 has been restated to recognise irrevocable commitments to repurchase shares during close period as a liability (see 'Basis of accounting' on page F-7). The impact of recognising these commitments is to increase other payables at 31 December 2005 by £59 million.

The carrying value of trade and other payables approximates to their fair value based on discounted cash flows using the Group's weighted average cost of capital.

Note 23: Current tax liabilities

	2006 £m	2005 £m	2004 £m

Current tax liabilities	196	228	260

F-56  MANAGEMENT INFORMATION CIRCULAR

The Group is subject to taxation in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for taxation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will affect the tax provisions in the period in which such determination is made.

Note 24: Provisions for liabilities and charges

	2006 £m	2005 £m	2004 £m

Provisions for post-employment benefits (see note 25)	145	317	263
Other provisions for liabilities and charges	119	139	164

Total provisions	264	456	427
Less: Non-current portion	(204)	(392)	(340)

Current portion	60	64	87

The movement in other provisions for liabilities and charges during 2006 was as follows:

	Rationalisation £m	Legal/ compliance £m	Other property £m	Other £m	Total £m

1 January 2006	110	7	5	17	139
Exchange differences	(2)	–	–	(1)	(3)
Charged in the year	37	1	–	5	43
Utilised in the year	(47)	(1)	(2)	(5)	(55)
Released	(4)	–	(1)	(1)	(6)
Unwinding of discounts	1	–	–	–	1

31 December 2006	95	7	2	15	119

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

The largest provisions relate to restructuring programmes, which cover primarily leasehold properties and severances. A number of leasehold properties have been identified as surplus to requirements. Although efforts are being made to sub-let this vacant space, management recognises that this may not be possible immediately. Estimates have been made to cover the cost of vacant possession, together with any shortfall arising from sub-leased rental income being lower than lease costs being borne by us. A judgement has also been made in respect of the discount factor, based on a risk-free rate (4% to 5%), which is applied to the rent shortfalls. For severance provisions, the provision is only recognised where employees have a valid expectation or have already been told of their redundancy. Other provisions are held where the recoverability of amounts is uncertain where the actual outcome may differ from the resulting estimates.

Additionally, the Group is subject to certain legal claims and actions (see note 35 on page F-75). Provision for specific claims or actions are only made when the outcome is considered 'probable' that there will be a future outflow of funds, including any associated legal costs. The level of any provision is inevitably an area of management judgement given the outcome of litigation is difficult to predict. There can be no assurance that there will not be an increase in the scope of these legal matters or that any future lawsuits, claims, proceedings or investigations will not be material.

The majority of charges in 2006 relate to the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. These provisions will be primarily utilised over the next three years.

Also included within the rationalisation provision at the end of 2006 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions will be utilised during 2007 and property-related provisions will be substantially utilised over the remaining lease periods.

Legal/compliance provision represents the expected cost of settling disputes arising from contractual arrangements with third-party suppliers and individuals and the expected cost of fulfilling indemnities given on the disposal of subsidiaries.

Other property provisions reflect Reuters contractual liability at the balance sheet date to make good dilapidations under ongoing rental agreements outside the rationalisation programmes and will be utilised over the remaining lease periods.

Note 25: Retirement benefits

The Group has established various pension arrangements covering the majority of its employees. In all plans, except those which are internally funded, the assets are held separately from those of the Group and are independently administered.

Defined contribution plans

Reuters Group operates 35 defined contribution plans covering approximately 57% of its employees, of which the largest plans are the Reuters Retirement Plan and the Reuters 401(k) Plans. The percentage of total employees covered and the company contribution to these plans were:

	% of employees	Company contribution % of basic salary

Reuters Retirement Plan	16.4%	11.0%	*
Reuters 401(k) Pension Plans	24.4%	6.0%

*
7.0% plus 4% through salary sacrifice arrangements.

The Group contributed £29 million to defined contribution plans in 2006 (2005: £25 million, 2004: £19 million) and expects to contribute £30 million in 2007.

Defined benefit plans

The Group also operates 28 defined benefit plans and post retirement medical plans covering approximately 21% of employees. All significant plans are valued under IAS 19 'Employee Benefits' by independently qualified actuaries using the Projected Unit Credit Method.

The largest defined benefit plans are the Reuters Pension Fund (RPF) and the Reuters Supplementary Pension Scheme (SPS). The total defined benefit obligation for all significant plans at 31 December 2006 was £1,417 million (2005: £1,346 million, 2004: £1,158 million), of which £1,075 million (2005: £985 million, 2004: £836 million) related to the RPF and £158 million (2005: £162 million, 2004: £141 million) related to the SPS. The RPF is a complex, hybrid pension fund, with both defined company and employee contributions, and defined employee benefits. The SPS is a smaller defined benefit plan with benefits related to final salary and length of service.

Both the RPF and the SPS are set up under trust, and as such are independent of the company. Both trusts have a single corporate trustee, with the directors of the corporate trustee operating as the managing committee of the pension plan. The RPF and the SPS trustee companies both have directors appointed by the members, and directors, plus the chairman, appointed by the Company. No senior Company officers are directors of the corporate trustees. Both schemes are prohibited from investing directly in the shares or debt of the Company except to the extent that these form part of pooled fund investments.

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Movement on pension provisions and similar obligations

	2006 £m	2005 £m	2004 £m

1 January	(317)	(263)	(77)
Income statement (see note 3):
Defined benefit plans*	(30)	(27)	(11)
Post-retirement medical benefits	–	(3)	2
Actuarial gains and losses taken directly to reserves:
Defined benefit plans*	8	(46)	(206)
Post-retirement medical benefits	(2)	(2)	1
Exchange differences
Defined benefit plans*	1	–	–
Post-retirement medical benefits	1	–	–

	(339)	(341)	(291)
Contributions paid	208	24	28
Schemes in surplus recognised within non-current assets	(14)	–	–

31 December	(145)	(317)	(263)

Composed of:
Defined benefit plans*	(129)	(302)	(252)
Post-retirement medical benefits	(9)	(8)	(4)
Other	(7)	(7)	(7)

31 December	(145)	(317)	(263)

*
The figures for defined benefit plans include a number of immaterial schemes which have not been valued under IAS 19.

Amounts recognised in respect of defined benefit obligations

The following disclosures only refer to the Group's material defined benefit plans:

Defined benefit assets/(liabilities) recognised in the balance sheet

	UK Plans			Overseas Plans			Post retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Present value of funded obligations	(1,233)	(1,148)	(977)	(157)	(167)	(151)	–	–	–	(1,390)	(1,315)	(1,128)
Fair value of plan assets	1,158	902	781	140	139	124	–	–	–	1,298	1,041	905

	(75)	(246)	(196)	(17)	(28)	(27)	–	–	–	(92)	(274)	(223)

Present value of unfunded obligations	(15)	(19)	(18)	(3)	(4)	(9)	(9)	(8)	(3)	(27)	(31)	(30)

	(90)	(265)	(214)	(20)	(32)	(36)	(9)	(8)	(3)	(119)	(305)	(253)

Plan asset not recognised in the balance sheet	–	–	–	(3)	(3)	–	–	–	–	(3)	(3)	–

IAS 19 deficit recognised in the balance sheet	(102)	(265)	(214)	(25)	(35)	(36)	(9)	(8)	(3)	(136)	(308)	(253)

IAS 19 surplus recognised in the balance sheet	12	–	–	2	–	–	–	–	–	14	–	–

Fair value of reimbursement rights not recognised as pension plan assets	–	–	–	4	4	3	–	–	–	4	4	3

The assets and obligations reported under UK plans include the RPF, the SPS and a number of smaller unfunded early retirement, ill health and retirement benefit schemes.

The reimbursement rights reported under overseas plans relate to insurance policies held by Reuters in respect of a plan in Germany which do not meet the definition of plan assets under IAS 19. These are recognised as non-current assets.

Amounts recognised in the income statement

	UK Plans			Overseas Plans			Post retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Current service cost	23	19	20	10	11	10	–	–	–	33	30	30
Interest cost	55	52	41	5	5	6	–	–	–	60	57	47
Expected gain on plan assets	(61)	(51)	(52)	(6)	(7)	(6)	–	–	–	(67)	(58)	(58)
Past service cost	6	1	–	–	–	–	–	2	–	6	3	–
Gains on curtailments	(3)	(2)	(3)	–	(3)	–	–	–	–	(3)	(5)	(3)
Gains on settlements	–	(1)	–	–	–	–	–	–	–	–	(1)	–

Total recognised in the income statement	20	18	6	9	6	10	–	2	–	29	26	16

Included within:
Operating profit	22	20	6	9	6	10	–	2	–	31	28	16
Profit on disposal of associates, joint ventures and available-for-sale financial assets	(2)	–	–	–	–	–	–	–	–	(2)	–	–
Profit for the year from discontinued operations	–	(2)	–	–	–	–	–	–	–	–	(2)	–

Total recognised in the income statement	20	18	6	9	6	10	–	2	–	29	26	16

Actual return on plan assets	92	146	76	10	18	5	–	–	–	102	164	81

Further amounts recognised in the statement of recognised income and expense

	UK Plans			Overseas Plans			Post-retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Actuarial losses/(gains)	5	46	195	(13)	(3)	10	2	2	–	(6)	45	205
Effect of asset ceiling	–	–	–	–	3	–	–	–	–	–	3	–

	5	46	195	(13)	–	10	2	2	–	(6)	48	205

Deferred taxation impact of actuarial gains and losses recognised in the statement of recognised income and expense	(1)	(10)	(43)	3	–	(2)	(1)	–	–	1	(10)	(45)

Total recognised in the statement of recognised income and expense	4	36	152	(10)	–	8	1	2	–	(5)	38	160

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Cumulative amounts recognised in the statement of recognised income and expense

	UK Plans			Overseas Plans			Post-retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Balance of actuarial losses at 1 January	241	195	–	7	10	–	2	–	–	250	205	–
Net actuarial losses/(gains) recognised in year	5	46	195	(13)	(3)	10	2	2	–	(6)	45	205

Balance of actuarial losses/(gains) at 31 December	246	241	195	(6)	7	10	4	2	–	244	250	205

Balance of asset limit effects at 1 January	–	–	–	3	–	–	–	–	–	3	–	–
Effects of the asset ceiling in the year	–	–	–	–	3	–	–	–	–	–	3	–

Balance of asset limit effects at 31 December	–	–	–	3	3	–	–	–	–	3	3	–

Changes in the present value of the defined benefit obligation

	UK Plans			Overseas Plans			Post-retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Opening defined benefit obligation	(1,167)	(995)	(743)	(171)	(160)	(141)	(8)	(3)	(4)	(1,346)	(1,158)	(888)
Current service cost	(23)	(19)	(20)	(10)	(11)	(10)	–	–	–	(33)	(30)	(30)
Past service cost	(6)	(1)	–	–	–	–	–	(2)	–	(6)	(3)	–
Interest cost	(55)	(52)	(41)	(5)	(5)	(6)	–	–	–	(60)	(57)	(47)
Gains on curtailments	3	2	3	–	3	–	–	–	–	3	5	3
Liabilities extinguished on settlements	–	8	–	1	–	–	–	–	–	1	8	–
Actuarial gains/(losses)	(36)	(141)	(219)	9	(8)	(9)	(2)	(2)	–	(29)	(151)	(228)
Contributions by employees	(1)	(3)	(6)	(4)	(4)	(5)	–	–	–	(5)	(7)	(11)
Benefits paid	37	34	31	8	14	9	–	–	1	45	48	41
Exchange differences on overseas plans	–	–	–	12	–	2	1	(1)	–	13	(1)	2

Closing defined benefit obligation	(1,248)	(1,167)	(995)	(160)	(171)	(160)	(9)	(8)	(3)	(1,417)	(1,346)	(1,158)

Changes in the fair value of plan assets

	UK Plans			Overseas Plans			Post-retirement medical benefits			Total
	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m	2006 £m	2005 £m	2004 £m

Opening fair value of plan assets	902	781	716	139	124	116	–	–	–	1,041	905	832
Expected return	61	51	52	6	7	6	–	–	–	67	58	58
Assets transferred on settlements	–	(7)	–	(1)	–	–	–	–	–	(1)	(7)	–
Actuarial gains/(losses)	31	95	24	4	11	(1)	–	–	–	35	106	23
Contributions by employer	200	13	14	7	6	9	–	–	1	207	19	24
Contributions by employees	1	3	6	4	4	5	–	–	–	5	7	11
Benefits paid	(37)	(34)	(31)	(8)	(14)	(9)	–	–	(1)	(45)	(48)	(41)
Exchange differences on overseas plans	–	–	–	(11)	1	(2)	–	–	–	(11)	1	(2)

Closing fair value of plan assets	1,158	902	781	140	139	124	–	–	–	1,298	1,041	905

The weighted average duration of the scheme obligations were 25 years and 15 years for the RPF and the SPS respectively.

Following discussions with the trustees of the RPF and the SPS, £181 million was contributed towards funding the deficit in 2006 with a further £40 million due to the RPF in 2007 and payments of £1.5 million per year due to the SPS in each of the years from 2007 until 2010. A further special contribution of £6 million was made to the SPS in respect of some previously unfunded arrangements. In addition to these special contributions, employer's contribution rates have been agreed at between 19.0% and 25.8% of pensionable salary (including 6% and 9% respectively through salary sacrifice arrangements) from 1 April 2007 for RPF members and 34.2% for SPS members (including 6% through salary sacrifice arrangements).

The Group expects to contribute £68 million to its defined benefit schemes in 2007, including the special contributions referred to above.

Major categories of plan assets as a percentage of total plan assets

	UK Plans			Overseas Plans			Post-retirement medical benefits			Total
	2006%	2005%	2004%	2006%	2005%	2004%	2006%	2005%	2004%	2006%	2005%	2004%

Equities	44	55	55	45	46	49	–	–	–	44	54	54
Bonds	45	36	37	47	45	38	–	–	–	45	37	37
Property	7	7	7	–	–	–	–	–	–	6	6	6
Cash	1	2	1	4	5	4	–	–	–	2	2	2
Other	3	–	–	4	4	9	–	–	–	3	1	1

The trustee of the RPF and the SPF have responsibility for the operation of the fund including strategic decision making on investment matters. A statement of investment principles has been made by the trustees of the scheme.

The Strategic asset allocation of the funds is driven by the financial characteristics of the funds, in particular the fund's liabilities and the risk tolerance of the trustees. In setting the Investment policy, the trustee of the RPF and the SPS sought the views of the company.

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Principal actuarial assumptions at the balance sheet date (expressed as a weighted average)

	UK Plans			Overseas Plans			Post-retirement medical benefits
	2006%	2005%	2004%	2006%	2005%	2004%	2006%	2005%	2004%

Discount rate	4.93	4.75	5.25	3.49	3.29	3.55	6.00	5.50	5.75
Inflation assumption	3.00	2.75	2.75	1.57	1.47	1.44	–	–	–
Rate of increase in salaries	4.25	4.00	4.00	2.61	2.39	2.53	–	–	–
Rate of increase in pensions in payment	3.00	2.75	2.75	1.38	1.38	1.42	–	–	–
Medical cost trend	–	–	–	–	–	–	5.00	5.50	5.50
Expected rate of return on reimbursement rights	5.10	–	–	4.75	4.25	–	–	–	–
Expected rate of return on assets:
Equities	8.10	8.00	8.25	6.42	7.10	7.12	–	–	–
Bonds	4.49	4.00	4.40	3.14	2.92	3.04	–	–	–
Property	6.20	6.00	6.50	–	–	–	–	–	–
Cash	4.25	4.00	4.00	2.28	2.44	2.18	–	–	–
Other	4.25	–	–	6.05	5.47	4.95	–	–	–

For the RPF and SPS, the two largest schemes, a 0.25% increase in the discount rate would result in a £61 million decrease in the defined benefit obligation at the balance sheet date. A 0.25% decrease in the discount rate would result in a £66 million increase in the defined benefit obligation at the balance sheet date. The effects of such a change are partially hedged by the scheme asset portfolio.

The expected return on plan assets reflects the investments currently held to provide for the pension benefit obligations as at the balance sheet date. Plan assets primarily consist of equity instruments and fixed income investments. The expected rate of return on equities was based on expected market conditions in each of the territories in which plans operate. The expected return on assets is stated net of investment expenses. The expected return on assets for the UK plans at 31 December 2005 and 31 December 2006 is stated gross of the expected levy to the UK Pension Protection Fund.

UK Mortality Assumptions

The mortality assumptions used to assess the defined benefit obligation for the RPF and the SPS, the largest plans, at 31 December 2006, 31 December 2005 and 31 December 2004 are based on the 92 series short cohort tables issued by the Continuous Mortality Investigation Bureau with allowance for projected longevity improvements to calendar year 2025 and adjustment for the short cohort effect.

The following table illustrates the expectation of life of an average member reaching age 65 at the balance sheet date and member reaching 65 at the same date plus 25 years.

	Life Expectation in Years
	Male	Female

Retiring at reporting date at age 65	21	24
Retiring at reporting date + 25 years at age 65	22	24

For the RFP and the SPS, an increase in life expectancy of 1 year across all age groups would result in a £62 million increase in the defined benefit obligation.

History of experience gains and losses

	2006				2005				2004
	UK plans £m	Overseas Plans £m	Post- retirement medical benefits £m	Total £m	UK plans £m	Overseas plans £m	Post- retirement medical benefits £m	Total £m	UK plans £m	Overseas plans £m	Post- retirement medical benefits £m	Total £m

Defined benefit obligation	(1,248)	(160)	(9)	(1,417)	(1,167)	(171)	(8)	(1,346)	(995)	(160)	(3)	(1,158)
Plan assets	1,158	140	–	1,298	902	139	–	1,041	781	124	–	905

Deficit	(90)	(20)	(9)	(119)	(265)	(32)	(8)	(305)	(214)	(36)	(3)	(253)
Experience adjustments on plan liabilities	14	(3)	3	14	(16)	6	(1)	(11)	(100)	5	1	(94)
Experience adjustments on plan assets	31	4	–	35	95	11	–	106	24	(1)	–	23

Note 26: Deferred taxes

The movement on the deferred tax account is as shown below:

	2006 £m	2005 £m	2004 £m

1 January	210	247	219
Acquisitions/disposals	(11)	(46)	–
Income statement charge	(18)	(19)	(23)
Deferred tax (charge)/credit on pension revaluations recognised in equity	(1)	10	45
Deferred taxation on stock options recognised in equity	1	10	8
Exchange differences	(10)	8	(2)

31 December	171	210	247

Deferred tax assets have been recognised in respect of tax losses and other temporary differences giving rise to deferred tax assets only to the extent that it is probable that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, no deferred tax asset has been recognised in respect of unused tax losses of £101 million carried forward at the balance sheet date. The deferred tax asset not recognised in respect of these losses is £39 million.

Deferred tax assets of £184 million have been recognised in respect of tax losses and other deductible temporary differences arising in certain jurisdictions where losses were incurred in the current or preceding period. Recognition of these assets is based on all relevant factors including their expected recovery measured using Group profit forecasts.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries and joint ventures as the Group is able to control the timing of the reversal of the temporary differences, and it is probable that the temporary differences will not reverse in the foreseeable future. If the earnings were remitted, tax of £991 million would be payable.

The movements of deferred tax assets and liabilities are shown below:

Deferred tax liabilities

	Property, plant and equipment £m	Other £m	Total £m

1 January 2006	(12)	(54)	(66)
Acquisitions	–	(11)	(11)
Charged to income statement	–	(33)	(33)

31 December 2006	(12)	(98)	(110)

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Deferred tax assets

	Property, plant and equipment £m	Losses £m	Stock options £m	Other £m	Total £m

1 January 2006	40	88	22	126	276
Credited/(charged) to income statement	24	16	1	(26)	15
Recognised in equity	–	–	1	(1)	–
Realisation of stock option deductions	–	7	(7)	–	–
Exchange differences	(2)	–	–	(8)	(10)

31 December 2006	62	111	17	91	281

The deferred tax asset expected to be recovered after more than one year is £183 million (2005: £135 million, 2004: £186 million).

Note 27: Share capital

Movements in share capital during the year ended 31 December were as below:

	Called up share capital £m	Share premium £m	Share capital £m

1 January 2004	358	91	449
Shares allotted during the year	1	5	6

31 December 2004	359	96	455
Shares allotted during the year	1	11	12

31 December 2005	360	107	467
Shares allotted during the year	7	34	41
Shares cancelled during the year	(12)	–	(12)

31 December 2006	355	141	496

An analysis of called up share capital is set out below:

	2006 £m	2005 £m	2004 £m

Authorised:
One Founders Share of £1	–	–	–
2,100 million ordinary shares of 25p each	525	525	525

	525	525	525

Allotted, called up and fully paid:
One Founders Share of £1	–	–	–
Ordinary shares of 25p each	355	360	359

	355	360	359

Number of ordinary shares of 25p each (millions)	1,422	1,441	1,436

Shares allotted during the year in millions
28,876,537 shares in Reuters Group PLC were issued under employee share schemes at prices ranging from £nil to 419p per share. Transaction costs incurred on issue of shares amounted to £nil (2005: £nil, 2004: £nil)	29	6	3

During 2006, Reuters cancelled 48 million shares repurchases as part of the ongoing share buy-back programme.

Called up share capital includes £1 million for shares granted to employees on exercise of share options in respect of which no cash had been received at the balance sheet date (2005, £1 million, 2004: £1 million).

The following table provides a summary of the shares bought under the buyback programme, since its announcement in July 2005 until December 2006.

Month	Total number of shares purchased as part of publicly announced programme	Average price paid per share (£)	Approximate value of shares that may yet be purchased under the programme (£m)

2005:
July	1,500,000	3.89	994
August	8,500,000	3.70	962
September	7,150,000	3.73	936
October	2,800,000	3.53	926
November	22,800,000	3.89	836
December	14,650,000	4.08	776

2006:
January	10,500,000	4.32	731
February	18,450,000	4.06	655
March	13,725,000	3.89	601
April	6,000,000	3.98	577
May	9,435,000	3.86	541
June	17,750,000	3.67	475
July	6,770,000	3.75	450
August	13,000,000	3.89	399
September	9,750,000	4.11	358
October	8,725,000	4.43	319
November	9,500,000	4.57	276
December	5,594,000	4.55	250

The current £1 billion share buy-back programme was announced on 26 July 2005 and was due to run for two years. Based on current investment plans, Reuters expects to increase the buy-back during 2007 to £400-£425 millions, which includes £250 million remaining of the £1 billion buy-back. No programme has expired during the period covered by the table. Reuters has not determined to terminate any programme prior to expiration.

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Note 28: Other reserves

An analysis of the movement in other reserves is set out below:

	Capital redemption reserve £m	Other reserve £m	Available- for- sale reserve £m	Hedging reserve £m	Translation reserve £m	Total other reserves £m

1 January 2004	1	(1,718)	–	–	–	(1,717)
Exchange differences taken directly to reserves	–	–	–	–	(34)	(34)
Exchange differences taken to the income statement on disposal of assets	–	–	–	–	6	6
Tax on items taken directly to or transferred from reserves	–	–	–	–	(10)	(10)

31 December 2004	1	(1,718)	–	–	(38)	(1,755)
Transitional adjustments on adoption of IAS 39*	–	–	94	30	(16)	108
Exchange differences taken directly to reserves	–	–	–	–	97	97
Exchange differences taken to the income statement on disposal of assets	–	–	–	–	(2)	(2)
Fair value losses on available-for-sale financial assets	–	–	(22)	–	–	(22)
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	–	–	(68)	–	–	(68)
Fair value losses on net investment hedges	–	–	–	(39)	–	(39)
Fair value gains taken to the income statement on disposal of net investment hedges	–	–	–	(14)	–	(14)
Other movements	–	(1)	–	–	–	(1)
Tax on items taken directly to or transferred from reserves	–	–	–	16	(12)	4

31 December 2005	1	(1,719)	4	(7)	29	(1,692)
Exchange differences taken directly to reserves	–	–	–	–	(95)	(95)
Fair value gains on available-for-sale financial assets	–	–	6	–	–	6
Fair value gains on net investment hedges	–	–	–	34	–	34
Redemption of share capital	12	–	–	–	–	12
Tax on items taken directly to or transferred from reserves	–	–	–	(10)	7	(3)

31 December 2006	13	(1,719)	10	17	(59)	(1,738)

*
The transitional adjustment on adoption of IAS 39 primarily comprises recognition of the fair value of the Group's investment in TSI (£86 million gain).

In 1998, a court approved capital reorganisation took place. In exchange for every 15 ordinary shares in Reuters Holdings PLC, shareholders received pro-rata 13 ordinary shares in Reuters Group PLC plus £13.60 in cash. The difference between the proforma nominal value of shares in issue of Reuters Group PLC immediately prior to the reorganisation and the previously reported capital and reserves of Reuters Holdings PLC, excluding retained earnings, represents the merger difference which has since been recorded in the other reserve.

The capital redemption reserve is used to record an amount equal to the nominal value of treasury shares that have been cancelled.

The available-for-sale reserve is used to record the cumulative fair value gains and losses on available-for-sale financial assets. The cumulative gains and losses are recycled to the income statement on disposal of the assets.

The hedging reserve is used to record the cumulative gains and losses on hedges of the Group's net investment in foreign operations, providing that the hedges were effective. The cumulative gain and loss are recognised in the income statement on disposal of the foreign operation.

The translation reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. The cumulative exchange difference is recycled in the income statement on disposal of the foreign operation.

Note 29: Net Cash flow from operating activities

Profit for the year is reconciled to cash generated from operations as follows:

	2006 £m	2005 £m	2004 £m

Profit for the year from continuing operations	293	229	356
Adjustments for:
Depreciation	95	99	112
Impairment of associates and joint ventures	–	2	–
Impairment of intangibles	–	1	35
Amortisation of intangibles	46	33	28
(Profit)/loss on disposal of property, plant and equipment	(2)	–	1
Employee share scheme charges	30	30	22
Foreign exchange (gains)/losses	(14)	(8)	9
Fair value movements on derivatives	19	(18)	–
Fair value movements on other financial assets	–	16	–
Profits on disposals	(80)	(42)	(207)
Income from investments	–	(1)	–
Share of post-tax losses/(profits) of associates and joint ventures	4	(5)	(11)
Finance income	(72)	(41)	(15)
Finance costs	87	53	27
Taxation	20	9	40
Movements in working capital:
Decrease/(increase) in inventories	–	2	(1)
Decrease in trade and other receivables	23	3	2
Increase/(decrease) in trade and other payables	51	(52)	(98)
Increase/(decrease) in pensions deficit	(176)	9	(17)
(Decrease)/increase in provisions	(13)	(27)	16
(Decrease)/increase in amounts payable to discontinued operations	–	(24)	8

Cash generated from continuing operations	311	268	307

Profit for the year from discontinued operations	12	253	19
Adjustments for:
Profits after tax of subsidiaries acquired with a view to resale	–	–	(1)
Depreciation	–	4	18
Impairment of intangibles	–	–	23
Amortisation of intangibles	–	2	7
Loss on disposal of property, plant and equipment	–	4	2
Employee share scheme charges	–	18	11
Profits on disposals	(12)	(278)	(19)
Income from investments	–	–	(1)
Finance income	–	(13)	(7)
Taxation	–	20	22
Movements in working capital:
(Increase)/decrease in trade and other receivables	–	(28)	146
Decrease in trade and other payables	–	(17)	(212)
Decrease in pensions deficit	–	–	(2)
Increase/(decrease) in provisions	–	14	(25)
Decrease/(increase) in amounts receivable from continuing operations	–	24	(8)

Cash generated from discontinued operations	–	3	(27)

Cash generated from operations	311	271	280

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Note 30: Cash flow from acquisitions and disposals

	2006 £m	2005 £m	2004 £m

Acquisitions (including joint ventures and associates):
Subsidiary undertakings (see note 36)	(32)	(135)	(66)
Joint ventures and associates	(27)	(1)	–
Loans repaid to joint ventures and associates	–	–	(5)
Deferred payments for acquisitions in prior years	(9)	(8)	(8)

	(68)	(144)	(79)

Less: cash acquired	1	20	1

Acquisitions, net of cash acquired	(67)	(124)	(78)

Disposals (including joint ventures and associates):
Subsidiary undertakings*	(15)	824	70
Joint ventures and associates	80	1	379
Instinet (deemed disposal)	–	3	5

	65	828	454

Add: cash disposed	–	(582)	(16)

Disposals, net of cash disposed	65	246	438

*
The cash outflow of £15 million for subsidiary undertakings in 2006 represents transaction fees on the disposal of Instinet Group, which was completed in December 2005.

Note 31: Reconciliation of cash and cash equivalents

Cash and cash equivalents included in the cash flow statement comprise the following balance sheet amounts:

	2006 £m	2005 £m	2004 £m

Cash and cash equivalents (see note 20)	129	662	578
Bank overdrafts	(24)	(25)	(17)

Total cash and cash equivalents	105	637	561

Note 32: Dividends

	2006 £m	2005 £m	2004 £m

Prior year final paid	81	86	86
Current year interim paid	53	54	54

	134	140	140

Per ordinary share	Pence	Pence	Pence

Prior year final paid	6.15	6.15	6.15
Current year interim paid	4.10	3.85	3.85

A final dividend in respect of 2006 of 6.90p per ordinary share, amounting to a total dividend of £86 million, is to be proposed at the AGM on 26 April 2007. These financial statements do not reflect this proposed dividend payable.

At 31 December 2006, 30.4 million shares representing 2.1% of Reuters Group PLC's shares, were held by Reuters Employee Share Ownership Trusts in respect of which dividend rights have been waived until the Group receives written confirmation of cancellation from Computershare Trustees (CI) Limited.

Note 33: Employee share plans

The Group operates a number of share plans for the benefit of employees. The nature of each plan including general terms and conditions and the methods of settlement is set out below:

Long-Term Incentive Plan (LTIP): Since 1993, Reuters has operated an LTIP that seeks to encourage and reward long-term growth in shareholder value. It is Reuters practice to make an annual award of contingent share rights to executive directors and to those senior managers most able to influence corporate performance.

For awards prior to 2006, performance is assessed by reference to the company's relative total shareholder return (TSR) measured against the FTSE 100 over the performance period and awards vest and are released after three years subject to the performance conditions attached. For awards made prior to 2004 that do not vest or only partially vest after three years, the plan permits the measurement period to be extended by up to two years under a re-testing provision. For awards made from 2004 onwards, the re-testing provision does not apply.

50% of the 2006 awards had TSR performance conditions attached. However, the remaining 50% have performance conditions based on adjusted PBT targets.

From 2003, charges for these awards have been based on the fair market value per share using option pricing methodology. The fair market value ascribed to each TSR LTIP award in 2006 was 55.9% of the market value at the date of grant. The fair market value ascribed to each PBT LTIP award in 2006 was 93.9%.

All of the LTIP awards are settled in equity.

Discretionary Share Option Plan (DSOP): The global DSOP was adopted by the Remuneration Committee in October 2000 and approved by shareholders in April 2001. It aims to reward growth in earnings and in the share price. The options were normally granted with a four year vesting period, shares vesting 25% each year.

With effect from 2004, to reduce the dilutive impact DSOPs have on shareholders' interests and to allow the introduction of a plan better targeted at the general employee population, the number of participants was reduced significantly. Participation will normally be confined to executive directors and members of the GLT* (prior to 2006, the GMC). Other employees may be eligible to participate in the Restricted Share Plan (see below).

Performance conditions apply to those options granted to executive directors. For awards granted from 2001 to 2004, the Remuneration Committee could approve the re-testing of performance up to twice in the event the performance condition was not met by extending the performance period by up to two years with an increase of 3% in the hurdle rate of EPS growth as calculated under UK GAAP for each year added to the performance period. If the target rate was not met by the end of the fifth year, the options would lapse.

For awards granted from 2004, the re-testing provisions have been removed and accordingly, new awards will not permit any extension of the measurement period. If the awards do not meet the EPS performance condition upon completion of the initial performance period, they will lapse.

For awards granted in 2005 and prior years, full vesting is achieved if adjusted EPS growth exceeds the percentage growth in the retail price index (RPI) by 9% over the three year performance period. For awards granted in 2006, 50% of the awards vest if adjusted EPS growth exceeds RPI growth by 6% over three years, with 9% growth required for full vesting, and awards vesting proportionally for growth of between 6% and 9%. Of those options which vest under the 2006 plan, only 50% can be exercised immediately. A further 25% can be exercised after one year, and another 25% can be exercised after two years.

All options are subject to a maximum 10 year life and are typically settled in equity.

Save-as-you-Earn (SAYE) Plan: An all-employee international savings-related share option plan is offered in which the executive directors are eligible to participate. Participants save a fixed monthly amount of up to £250 (subject to a maximum, established annually for each offer) for three years and are then able to use their savings to buy shares at a price set at a 20% discount to the market value at the start of the savings period. In line with market practice, no performance conditions are attached to options granted under this plan.

Options are subject to a maximum life of 3 years and 6 months and are settled in equity.

Annual Bonus Profit Sharing Plan: In December 2003, Reuters announced its intention to introduce a new profit-sharing plan across the all-employee population. This plan was introduced to focus employees on reward for profit growth. In 2006, this plan was operated as a cash-only plan and no shares will be issued to employees. Executive directors and members of the GLC did not participate in this plan in 2006. A decision is taken on a annual basis whether to operate the plan for the year. A decision has not yet been taken whether to operate the plan in 2007.

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Restricted Share Plan (RSP): In April 2004, at the AGM, the shareholders approved the introduction of the RSP. Currently restricted shares will not normally be granted for long-term incentive purposes to executive directors or members of the GLT (prior to 2006, the GMC). It is intended that, other than for executive directors and GLT members, employees will be eligible to participate in this plan instead of the DSOP. Other than in 2004, the year of introduction, employees would generally not be eligible to participate in the DSOP and the RSP in the same year. The RSP is normally granted with a four year vesting period, shares vesting 25% each year.

Awards are typically settled in equity.

Performance related share plan (PRSP): This plan operated from 1995 to 2001 and targeted senior executives not participating in the LTIP. Tom Glocer and Devin Wenig hold awards granted before they became executive directors. All outstanding awards have now lapsed. The performance condition was the same as for the LTIP, although vested shares could be released three years after grant.

Plan 2000: A one-off all-employee option grant was made in 1998 in order to support the retention of employees over the millennium period. In common with such all-employee plans, there is no performance condition to be satisfied. All employees, including the executive directors, were given the opportunity to apply for an option to acquire 2,000 shares at an exercise price of £5.50 per share. These options became exercisable in September 2001 and expired in September 2005. A small supplementary grant was made to new employees in March 1999, at an option price of £8.14, and these expired in March 2006.

Activity relating to share options for the year ended 31 December 2004, 31 December 2005 and 31 December 2006 was as follows:

	SAYE Plan	Plan 2000	DSOP & RSP	ABSP	LTIP & PRSP	Total	Weighted average exercise price for option plans £

Ordinary shares under option in millions (including ADSs):
1 January 2004	30.2	14.1	56.4	–	13.5	114.2	2.86
Granted	4.6	–	10.3	–	2.6	17.5	2.45
Forfeited	(0.3)	(0.3)	(0.8)	–	(0.2)	(1.6)	3.42
Exercised	(0.5)	–	(2.5)	–	(0.9)	(3.9)	1.62
Expired or lapsed	(4.1)	(2.4)	(4.2)	–	(0.4)	(11.1)	4.27

31 December 2004	29.9	11.4	59.2	–	14.6	115.1	2.71
Granted	3.4	–	7.5	2.3	2.2	15.4	2.07
Forfeited	(2.5)	(0.4)	(2.5)	(0.1)	(0.4)	(5.9)	4.60
Exercised	(1.2)	–	(4.8)	(0.1)	(0.7)	(6.8)	1.66
Expired or lapsed	(1.4)	(10.3)	(4.0)	–	(4.4)	(20.1)	3.88

31 December 2005	28.2	0.7	55.4	2.1	11.3	97.7	2.70
Granted	5.3	–	9.0	–	2.8	17.1	1.68
Forfeited	(0.9)	–	(1.6)	(0.1)	(0.2)	(2.8)	1.64
Exercised	(20.7)	–	(7.7)	(2.0)	–	(30.4)	1.08
Expired or lapsed	(0.6)	(0.7)	(4.1)	–	(0.6)	(6.0)	4.12

31 December 2006	11.3	(0.0)	51.0	(0.0)	13.3	75.6	2.56

Of which exercisable	0.2	–	30.6	–	2.4	33.2
Number of participants at 31 December 2006	6,601	–	6,075	–	154
Expense included in the income statement for year ended	£m	£m	£m	£m	£m	£m

31 December 2004	4	–	9	5	4	22
31 December 2005	5	–	18	2	5	30

31 December 2006	6	–	16	1	7	30

Options were exercised on a regular basis throughout the year and the average share price was £3.96 (2005: £3.92, 2004: £3.54).

The following table summarises information relating to the number of shares under option and those which were exercisable at 31 December 2006:

Range of exercise prices	Total shares under option (million)	Weighted average remaining contractual life (months)	Options exercisable at 31 December 2006 (million)	Options exercisable at 31 December 2005 (million)	Options exercisable at 31 December 2004 (million)	Exercisable weighted average exercise price for options exercisable at 31 December 2006

Ordinary shares
£0.00 – £2.00	28.6	33	6.8	2.5	2.5	£0.85
£2.01 – £5.00	36.6	66	17.1	12.0	9.2	£2.90
£5.01 – £7.00	5.7	58	5.7	5.1	14.2	£5.58
£7.01 – £9.00	3.6	54	3.6	4.6	3.7	£8.62
£9.01 – £11.00	–	–	–	0.4	0.3	–
ADSs*
$10.01 – $30.00	–	–	–	0.1	–	–
$30.01 – $50.00	1.1	24	–	–	–	$42.86

	75.6		33.2	24.7	29.9

*
One ADS is equivalent to six ordinary shares.

The fair values of options granted during the period were determined using options pricing models.

The following tables summarise the models and key assumptions used for grants made during 2006, 2005 and 2004:

	2006
	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.17	1.73	3.65	3.39
Options pricing model used	Black-Scholes options pricing model	Black-Scholes options pricing model	Black-Scholes options pricing model	Monte Carlo simulation based customised options pricing model

Key assumptions used:
Weighted average share price (£)	3.77	4.20	3.88	4.53
Range of exercise prices (£)	3.14	3.93	Nil	Nil
Range of expected volatility (%)	35%	23%-48%	25%-41%	36%
Range of risk-free rates (%)	5%	4%-5%	5%	5%
Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p-10.65p	10p-10.65p	10p

	2005
	SAYE Plan	DSOP	ABPSP	RSP	LTIP

Weighted average fair value (£)	1.61	1.30	3.95	3.81	2.42
Options pricing model used	Black-Scholes options pricing model	Black-Scholes options pricing model	Black-Scholes options pricing model	Black-Scholes options pricing model	Monte Carlo simulation based customised options pricing model

Key assumptions used:
Weighted average share price (£)	4.12	3.97	4.05	4.04	4.05
Range of exercise prices (£)	3.33	3.89-4.05	Nil	Nil	Nil
Range of expected volatility (%)	47%	28%-54%	37%	28%-54%	48%
Range of risk-free rates (%)	5%	4%-5%	5%	4%-5%	5%
Range of expected option term (life)	3 years	4 to 7 years	2 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p	10p	10p	10p

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	2004
	SAYE Plan	DSOP	RSP	LTIP

Weighted average fair value (£)	1.65	1.50	2.98	2.85
Options pricing model used	Black-Scholes options pricing model	Black-Scholes options pricing model	Black-Scholes options pricing model	Monte Carlo simulation based customised options pricing model

Key assumptions used:
Weighted average share price (£)	3.91	3.88	3.21	3.63
Range of exercise prices (£)	3.14%	3.21-4.07	Nil	Nil
Range of expected volatility (%)	54%	41%-58%	41%-56%	53%
Range of risk-free rates (%)	5%	4%-5%	5%	5%
Range of expected option term (life)	3 years	4 to 7 years	1 to 4 years	3 years
Expected dividends (per year)	10p	10p	10p	10p

Assumptions on expected volatility and expected option term have been made on the basis of historical data, wherever available, for the period corresponding with the vesting period of the option. Volatility is based on daily observations. Best estimates have been used where historical data is not available in this respect.

Market-related performance conditions, which are used to determine the vesting pattern on the LTIP options, are built into the Monte Carlo simulation based options pricing model used to determine fair value of these options.

The Group reported a provision for National Insurance and other social security taxes of £7 million (2005: £11 million, 2004: £9 million) in respect of share-based payment transactions.

Note 34: Related party transactions

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.7% of its own shares, relating to the ongoing share buy-back programme (see note 27 on page F-60). In addition, 2.1% of Reuters Group PLC is owned by Reuters Employee Share Ownership Trusts (ESOTs).

The ESOTs were established by Reuters in August 1990, January 1994 and August 2004. The ESOTs established in August 1990 and January 1994 are funded by Reuters Group PLC. The ESOT established in August 2004 is funded by Reuters SA. The trustee of the ESOTs is an offshore independent professional trustee. Shares purchased by the ESOTs, which are deducted from shareholders' equity on the consolidated balance sheet, are used to satisfy certain options/awards under the Group's share incentive plans.

Key management personnel compensation, including the Group's directors, is shown in the table below:

	2006 £m	2005 £m	2004 £m

Salaries and short-term employee benefits	12	8	10
Post-employment benefits	1	1	2
Termination benefits	–	1	–
Share-based payments	8	6	4

Total	21	16	16

More details of directors' remuneration and senior management compensation are given in the 'Directors' remuneration section of the Remuneration report details of which form part of these financial statements.

During the year, the Group carried out a number of transactions with related parties, mainly being relationships where the Group holds investments in associates and joint ventures. These transactions involved supply of services and were entered into in the normal course of business and on an arm's length basis.

Details of these transactions are shown below:

	31 December 2004 £m	Amounts invoiced £m	Amounts collected £m	31 December 2005 £m	Amounts invoiced £m	Amounts collected £m	31 December 2006 £m

Amounts receivable:
Joint ventures:
Factiva*	3	39	(38)	4	30	(33)	1
FXMarketSpace	–	–	–	–	6	–	6
Other	–	1	(1)	–	1	(1)	–
Associates	–	3	(3)	–	–	–	–

Total amounts receivable	3	43	(42)	4	37	(34)	7

Amounts payable:
Joint ventures:
Factiva	1	4	(4)	1	4	(5)	–
3 Times Square Associates	–	18	(18)	–	19	(19)	–
Associates	–	2	(2)	–	2	(2)	–

Total amounts payable	1	24	(24)	1	25	(26)	–

*
Reuters disposed of the majority of its investment in Factiva in December 2006. Consequently, the £1 million receivable from Factiva at 31 December 2006 has been presented within other receivables (see note 19).

No amounts were provided for or written off in the income statement in respect of amounts receivable from related parties.

The above amounts relate to the rendering or receiving of services between both parties, including agency agreements and licence agreements. Detailed summaries of key transactions in respect of the Group's related parties are set out below.

During 2006, Reuters paid £237 million (2005: £47 million, 2004: £42 million) to the Group's pension funds, including £187 million towards funding the deficit in the Reuters Pension Fund and the Reuters Supplementary Pension Scheme.

Factiva

On 15 December 2006, Reuters disposed of the majority of its investment in Factiva. Prior to this disposal, Factiva and Reuters each provided a variety of services to the other through a number of commercial arrangements. Factiva hosted and maintained Reuters pictures archiving service, permitted Reuters to incorporate Factiva content in certain Reuters products, and permitted Reuters staff to access Factiva content. The total cost of the services provided by Factiva to Reuters in 2006 was £4 million (2005: £4 million, 2004: £9 million).

Reuters provided Factiva with technical and administrative support services, including use of Reuters premises, facilities, finance and payroll services, provided content, primarily its newswires, to Factiva for incorporation in certain Factiva services, and granted Factiva a trademark licence permitting Factiva to use Reuters name. The total value of the services provided by Reuters to Factiva in 2006 was £30 million (2005: £39 million, 2004: £23 million).

Following the disposal of the majority of the investment in Factiva, Reuters will continue to supply content to Factiva under an agreement as a paid supplier and has entered into or continued a number of commercial arrangements with Factiva and Dow Jones, including some of those described above.

In addition to the above amounts, Reuters held a loan payable to Factiva of £10 million at the start of 2006, on which interest was payable at LIBOR. This loan was increased to £12 million during the year and it was all repaid prior to the disposal of the majority of Reuters investment in Factiva. There are no loans outstanding at 31 December 2006.

FXMarketSpace

On 4 May 2006, Reuters and the Chicago Mercantile Exchange (CME) entered into an agreement to form FXMarketSpace, a 50/50 joint venture to create a centrally-cleared, global foreign exchange trading system. Following shareholder approval, the joint venture was formed on 20 July 2006. Reuters has entered into agreements to provide trading access to and trade notification services for, and distribute market data from, FXMarketSpace, among various other services and arrangements. The total cost of these services provided by Reuters to FXMarketSpace was £6 million.

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3 Times Square Associates LLC ('3XSQ Associates')

Reuters is party to a lease entered into in 1998 with 3XSQ Associates, an entity owned by Reuters and Rudin Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building. Pursuant to the lease, which has been amended from time to time, Reuters leases approximately 692,000 square feet for a remaining term of approximately 15 years expiring in 2021, with an option to terminate 10 years early as to 77,000 square feet and three successive ten-year renewal options as to the entirety of the space. Reuters made payments to 3XSQ Associates of $35 million (£19 million) during 2006 and $33 million (£18 million) during both 2005 and 2004 in respect of rent, operating expenses, taxes, insurance and other obligations. The lease is supported by a $120 million letter of credit provided by Reuters.

Note 35: Contingencies and commitments

Contingent liabilities and contingent assets

Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group's financial performance or profitability.

The Group has no contingent assets.

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc

On 12 September 2005, Radianz's former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed, which among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US court of Appeals for the Second Circuit. A date for oral argument on the appeal has not yet been set. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. Gilstrap, Dillon and Madigan have agreed to stay proceedings on this new lawsuit pending the resolution of the appeal of the dismissed class action lawsuit. The Group believes the claims are without merit and intends to defend them vigorously.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP

On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to license Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel appealed to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

Capital commitments

Capital expenditure contracted for at the balance sheet date but not yet incurred is as follows:

	2006 £m	2005 £m	2004 £m

Property, plant and equipment	10	16	37
Intangible assets	9	13	–

Total capital commitments	19	29	37

Group's share of contingent liabilities and commitments in respect of associates and joint ventures

The Group's share in contingent liabilities and commitments in relation to its interest in associates and joint ventures was £nil (2005: £nil, 2004: £nil).

Warranties and indemnities

During 2005, the Group has disposed of a number of its investments and provided standard warranties and indemnities as part of the sale and purchase agreements. The likelihood of the Group incurring any liability in relation to these is considered remote, therefore no provisions have been recorded and no disclosure is presented in the financial statements.

Operating lease payables

Minimum payments for non-cancellable operating leases for terms in excess of one year from 31 December are as follows:

Year ended 31 December	2006 £m	2005 £m	2004 £m

2005	–	–	103
2006	–	79	81
2007	88	74	74
2008	79	63	67
2009	70	54	61
2010	60	51	55
2011	55	47	36
2012 and thereafter	300	305	216

Total operating lease payables	652	673	693

At 31 December 2006, future minimum sublease payments expected to be received under non-cancellable subleases were £96 million (2005: £114 million, 2004: £24 million).

The Group leases various facilities under non-cancellable operating lease agreements. The leases have various terms, escalation clauses and renewal rights. The Group also leases equipment under non-cancellable operating lease agreements.

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Note 36: Acquisitions

Acquisition of Application Networks, Inc.

On 12 June 2006, A Group company merged with Application Networks, Inc. In accordance with IFRS 3 'Business Combinations' this transaction has been accounted for as an acquisition.

	Book Value £m	Fair value adjustments £m	Provisional fair value £m

Non-current assets:
Intangible assets	–	17	17
Current assets:
Other current assets	1	–	1
Current liabilities	(2)	–	(2)
Non-current liabilities	–	(7)	(7)

Net assets acquired	(1)	10	9
Goodwill			13

Total consideration			22

Consideration satisfied by:
Cash			22

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of trademarks and £16 million in respect of technology and know-how which have been independently valued. The fair value adjustments in respect of non-current liabilities are due to the recognition of a deferred tax liability arising from these intangible assets. Goodwill represents the value of synergies arising from the acquisition and the acquiree's assembled work force.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	22

From the date of acquisition to 31 December 2005, the acquisition contributed £1 million to revenue, incurred a £2 million loss before interest and amortisation of intangibles a £2 million loss before amortisation, but after interest.

If the acquisitions had been made at the beginning of the financial year, Application Networks would have contributed £2 million to revenue and incurred a £5 million loss. This information takes into account the amortisation of acquired intangible assets, and the effect of taxation.

Other acquisitions

Reuters acquired certain trade and assets of India Quotation Systems Private Limited (IQS) in June 2006 and purchased the share capital of Telerate Italia SrL in July 2006.

	Book value £m	Fair value adjustments £m	Provisional fair value £m

Non-current assets:
Intangible assets	–	11	11
Current assets:
Cash and cash equivalents	1	–	1
Other current assets	2	–	2
Current liabilities	(3)	–	(3)
Non-current liabilities	–	(4)	(4)

Net assets acquired	–	7	7
Goodwill			5

Total consideration			12

Consideration satisfied by:
Cash			10
Deferred consideration			2

Total consideration			12

The fair value adjustments in respect of intangible assets are due to the recognition of £11 million in respect of customer relationships. The fair value adjustments in respect of non-current liabilities are due to the recognition of a deferred tax liability arising from these intangible assets. Goodwill represents the value of synergies arising from the acquisition.

The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	10
Cash acquired	(1)

Total outflow of cash and cash equivalents	9

From the date of acquisition to 31 December 2006, the acquisitions contributed £3 million to revenue, £2 million profit before interest and amortisation of intangibles and incurred a £2 million profit before amortisation, but after interest.

If the acquisitions had been made at the beginning of the financial year, they would have contributed £6 million to revenue and incurred a £4 million profit. This information takes into account the amortisation of acquired intangible assets and the effect of taxation.

Note 37: Disposals

Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	2006 £m	2005 £m	2004 £m

On disposal of subsidiary undertakings	4	4	4
On disposal of associates, joint ventures and available-for-sale financial assets	76	38	203

Recorded in the income statement	80	42	207

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In 2006, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group's disposal of the majority of its holding in Factiva. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

In 2005, gains on disposal of associates, joint ventures and available-for-sale financial assets include £4 million arising from the Group's disposal of its holding in Quick Corporation and £33 million in respect of the part-disposal of shares in TSI. Gains on disposal of subsidiary undertakings mainly comprise an £8 million gain on disposal of a number of UK entities partly offset by a £6 million loss on disposal of the Reuters Portfolio Management System (RPMS) business. In 2005, Reuters also disposed of its holdings in Radianz and Instinet Group. These subsidiaries were treated as discontinued operations in accordance with IFRS 5 and are therefore disclosed separately in note 7.

In 2004, gains on disposal of associates, joint ventures and available-for-sale financial assets principally relate to the Group's reduction of its stake in TSI from 48.4% to 8.8% (£149 million) and the disposal of its 34.2% stake in GL TRADE (£47 million). Gains on disposal of subsidiary undertakings relate to the disposal of a number of wholly-owned subsidiaries, including TowerGroup, Yankee and ORT.

Note 38: Post balance sheet events

During the period 1 January 2007 to 9 March 2007, the Group purchased 15.5 million shares for total consideration of £68 million, as a part of its ongoing share buyback programme announced in July 2005.

The following table provides a summary of the shares bought back during this period:

Month	Total number of shares purchased as part of a publicly announced programme	Average price paid per share (£)	Approximate value of shares that may yet be purchased under the programme (£m)

January	5,700,000	4.43	225
February	6,300,000	4.32	197
March	3,450,000	4.30	182

Included above are 12.0 million shares which the Group has irrevocable commitment to purchase at 31 December 2006. In accordance with the Group's accounting policy, the cost of these shares (£53 million) has been recorded in the balance sheet at 31 December 2006 and reported as a current liability with a corresponding deduction from shareholders' equity.

On 1 March 2007, the Group announced that it expects to increase the buy-back during 2007 to £400-425 million, which includes £250 million remaining of the £1 billion buy-back announced in July 2005 and that it will actively manage its capital structure to maintain an investment grade rating of BBB+/BBa1. Following this announcement, Standard and Poor's and Fitch Ratings both revised downwards the long-term ratings from A- to BBB+ and Moody's have put the rating under review for a possible downgrade.

An additional £6 million was contributed by each partner in FX MarketSpace in early 2007.

Note 39: Significant subsidiary undertakings, joint ventures and associates

The principal subsidiary undertakings, joint ventures and associates at 31 December 2006, all of which are included in the consolidated financial statements, are shown below:

Subsidiary undertakings	Country of incorporation	Principal area of operation	Percentage of equity shares held

Reuters AG	Germany	Germany	100
Reuters America Holdings Inc*	USA	Worldwide	100
Reuters America LLC	USA	USA	100
Reuters Australia Pty Limited	Australia	Australia	100
Reuters BV	Netherlands	Netherlands	100
Reuters Canada Limited	Canada	Canada/USA	100
Reuters Europe SA	Switzerland	Spain/Portugal	100
Reuters France SNC	France	France	100
Reuters Finance PLC*	UK	UK	100
Reuters Group Overseas Holdings Ltd*	UK	Worldwide	100
Reuters Holdings Limited*	UK	UK	100
Reuters Hong Kong Limited	Cook Islands	Hong Kong	100
Reuters International Holdings SARL*	Switzerland	Worldwide	100
Reuters Investments Limited*	UK	UK	100
Reuters Italia SpA	Italy	Italy	100
Reuters Japan Kabushiki Kaisha	Japan	Japan	100
Reuters Limited	UK	Worldwide	100
Reuters Middle East Limited	Cook Islands	Middle East	100
Reuters Nederland BV*	Netherlands	Netherlands	100
Reuters Research Inc	USA	USA	100
Reuters SA	Switzerland	Worldwide	100
Reuters Singapore Limited	Singapore	Singapore	100
Reuters Transaction Services Limited	UK	Worldwide	100

Joint ventures and associates	Country of incorporation	Principal area of operation	Percentage of equity shares held

3 Times Square Associates LLC	USA	USA	50	**
FXMarketSpace Limited	UK	Worldwide	50
Times Global Broadcasting Company Limited	India	India	26

*
Denotes investment companies. All other entities are operating companies.

**
The Group has an equity shareholding of 50% in 3 Times Square Associates LLC. However, the Group has a n effective economic interest of 38% at 31 December 2006.

The financial years for all of the above undertakings end on 31 December, except for Times Global Broadcasting Company Limited whose financial year ends on 31 March.

3 Times Square Associates LLC is a joint venture with Rudins Times Square Associates LLC formed to acquire, develop and operate the 3 Times Square property and building.

FXMarketSpace Limited is a new joint venture with the Chicago Mercantile Exchange formed to create a centrally-cleared, global foreign exchange trading system.

Times Global Broadcasting Company Limited is an association with the Times of India relating to the launch of a new Indian TV News Channel, TIMES NOW.

Note 40: Reconciliation to US GAAP

Accounting principles

These consolidated financial statements have been prepared in accordance with IFRS as adopted by the EU, which differ in certain significant respects from US GAAP.

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Material differences between IFRS (as adopted by the EU) and published IFRS

For the Group, there are no material differences between the application of IFRS as issued by the International Accounting Standards Board and IFRS as adopted by the EU.

Material differences between IFRS (as adopted by the EU) and US GAAP

A description of the relevant accounting principles which differ materially is given below.

a.    Goodwill and other intangibles

Goodwill

Prior to the adoption of IFRS on 1 January 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to 31 December 2003 was capitalised and amortised over its useful life.

Under IFRS, from 1 January 2004, goodwill arising on acquisitions is no longer amortised and is allocated to cash generating units and assessed for impairment at least annually. The Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place prior to the Group's 1 January 2004 transition date to IFRS, and amortisation arising prior to transition has not been reversed. Goodwill arising on acquisitions before 1 January 2004 remains at its previous carrying value at the date of transition to IFRS.

Under US GAAP, prior to 1 July 2001, goodwill was amortised over its estimated useful life. In 2002, Reuters adopted the provisions of FAS 142 'Goodwill and Other Intangible Assets', and as a result goodwill arising on acquisitions completed after 30 June 2001 was not amortised. From 1 January 2002, goodwill was no longer subject to amortisation. Under US GAAP, goodwill is assessed for impairment at least annually. As a result of differences in the carrying value of goodwill under US GAAP, impairment charges may differ from those recorded under IFRS.

In addition to differences arising from the previous GAAP requirement to amortise goodwill, as described above, goodwill balances at the date of IFRS adoption may differ from US GAAP balances because of: differences in the measurement of the fair value ascribed to quoted securities issued to effect a business combination; differences in the treatment of contingent purchase consideration; differences in the application of EITF 95-3 'Recognition of liabilities in connection with a purchase combination' as discussed in section h; and differences in the definition of separately identifiable intangible assets of the acquiree to which purchase consideration should be allocated.

Other intangibles

Prior to the adoption of IFRS on 1 January 2004, identifiable intangibles acquired in a business combination were required to be recognised separately on the balance sheet and amortised over their useful life.

Under US GAAP, a different definition of intangible assets is applied, therefore additional intangible assets were identified under US GAAP giving rise to additional amortisation.

b.    Joint ventures and associates

Under US GAAP, the Group's share of the results of joint ventures and associates is adjusted to reflect the non-amortisation of goodwill since 1 January 2002. Under IFRS, the Group has elected not to apply IFRS 3 'Business Combinations' retrospectively to business combinations that took place prior to the transition date to IFRS, and this also applies to past acquisitions of associates and joint ventures. Goodwill arising on the acquisition of associates and joint ventures before the transition date remains at its previous carrying value at the transition date to IFRS of 1 January 2004.

c.     Deferred gain on assets contributed to joint ventures

Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed to joint ventures and associates is greater than the book value, the difference was recognised in reserves. Under US GAAP, the difference is released to the income statement over the anticipated life of the long lived assets contributed to the venture.

d.    Profit or loss on the disposal of subsidiary undertakings, joint ventures and associates

On the disposal of subsidiaries and associate undertakings, joint ventures and associates, a different gain or loss on sale may arise as a result of the following:

Goodwill

Prior to the transition to IFRS, goodwill arising on business combinations was amortised on a systematic basis, or, prior to 1998, written off directly to reserves. Under US GAAP, goodwill is not amortised but tested for impairment on an annual basis. Under US GAAP, therefore, the carrying value of goodwill is different, and results in different gains or losses on disposal.

Investment hedge on foreign subsidiaries

Under IFRS, gains and losses on the fair value of instruments designated as hedges against the carrying value of group undertakings are recognised in a hedging reserve within equity, to the extent that the hedge is effective. On disposal of such undertakings, cumulative gains and losses that had previously been recognised in the hedging reserve are transferred and recognised in the income statement. Under US GAAP, Reuters has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, no cumulative gains and losses from hedging are transferred to the income statement on disposal of Group undertakings under US GAAP.

Recycling of foreign currency translation differences

Under IFRS, gains and losses on the retranslation of assets and liabilities of foreign operations that have been recorded in equity since the IFRS transition date of 1 January 2004 are transferred to the income statement and recognised as part of the gain or loss on disposal of those operations.

Under US GAAP, amounts attributable to foreign operations that have been accumulated in the translation adjustment component of equity from the date of acquisition are removed from the separate component of equity, and are reported as part of the gain or loss on disposal of those operations.

Differences in the amounts recognised on disposals under US GAAP and IFRS arise as the currency translation reserve under IFRS was set to zero on adoption of IFRS as at 1 January 2004, and also due to underlying GAAP differences in the carrying values under IFRS and US GAAP of the underlying foreign currency assets and liabilities being retranslated.

In 2006, there was a US GAAP adjustment of £5 million to reduce the profit on disposal of Factiva. In 2005 there was a US GAAP adjustment of £57 million to reduce the Instinet gain on sale. Only Instinet qualified as a discontinued operation under US GAAP.

e.    Investments

Under IFRS, prior to the adoption of IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' on 1 January 2005, fixed asset investments were held in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Under IFRS, following the adoption of IAS 32 and IAS 39, available-for-sale assets and financial assets held for trading are initially recognised at fair value in the translation reserve and subsequently remeasured at fair value. The Group has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005. Realised and unrealised gains and losses on financial assets held for trading are included in the income statement in the period in which they arise. Unrealised gains and losses arising from changes in fair value of available-for-sale assets are recognised in the statement of recognised income and expense.

Under US GAAP, traded investments are stated at fair value with unrealised gains or losses included in the income statement. Investments which have a readily determinable fair value and are classified as available-for-sale are stated at fair value with unrealised gains or losses included in other comprehensive income. Investments in available-for-sale assets which do not have a readily determinable fair value are carried at historic cost.

f.     Stock options

Employee share awards

Under IFRS, compensation charges relating to equity-settled employee share awards made after 7 November 2002 but not vested at 1 January 2005 are based on the fair value of the awards at the date of grant, expensed over the vesting period of the award to match the services received. At each balance sheet date, the Group revises its estimate of the number of options that are expected to become

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exercisable. Cash-settled share-based payments are accrued over the vesting period of the award, based on the current fair market value at each balance sheet date.

Prior to 1 January 2006, under US GAAP, the Group applies the measurement provisions of APB 25 'Accounting for Stock Issued to Employees' and recognised the intrinsic value of options granted, as determined on the measurement date, over the vesting period. Additional compensation cost was also recognised when the vesting of an option was accelerated and those options would otherwise have been forfeited unvested. Additional compensation cost was also recognised where a new measurement date was established, following the amendment of a stock option plan, where the exercise price is less than the market value of the underlying shares on the new measurement date.

On 1 January 2006, the Group adopted FAS 123 (revised 2004) 'Share-Based Payment' (FAS 123(R)). Under FAS 123(R), compensation charges relating to share awards are based on the fair value of awards in a similar way as under IFRS. Differences which affect the Group relate to the classification of certain awards between equity and liabilities, the date of grant of certain awards, and the accounting for awards held by non employees.

The Group has adopted FAS 123(R) on a 'modified prospective' basis. This means that it is applied to new awards granted after 1 January 2006, any portion of awards that were granted after 1 January 1994 that have not vested as at 1 January 2006 and any outstanding liability classified awards. As a result, there are certain schemes for which FAS 123(R) charges apply, which do not have IFRS charges.

FAS 123(R) resulted in a net income statement charge of £1 million greater than under IFRS in 2006. £3 million of this charge was a cumulative effect of adoption relating to the recognition of forfeitures and certain liability-classified awards. An offsetting £2 million credit relates to the differences noted above. On adoption of FAS 123 (R), an increase in net equity, compared to that stated under IFRS, of £64 million was recorded, resulting from the transfer to equity of awards previously classified as liabilities.

National Insurance on stock options

Under IFRS, the liability for National Insurance on stock options/awards is accrued based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options/awards.

g.    Pensions

For the reporting period to 31 December 2006, Reuters adopted FAS 158 'Employers' accounting for defined benefit pension and other post retirement plans'. In 2005 and 2004, FAS 87 'Employers' Accounting for Pensions' was applied in calculating the balance sheet position and charge to the income statement

Under both IFRS and US GAAP, pension assets, defined benefit pension liabilities and pension expense are determined using the Projected Unit Credit Method.

Under IFRS a provision or asset equal to the difference between the fair value of scheme assets and the present value of the defined benefit liability is recognised in full on the balance sheet. All actuarial gains and losses which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets are recognised immediately in the statement of recognised income and expense. A scheme surplus is recognised only to the extent that it is recoverable through reduction in future contributions or return of scheme assets.

Under FAS 87, the accrual or prepayment recognised on the balance sheet in respect of pensions represents the cumulative income statement charges net of contributions to the scheme since transition to the standard. In addition to this amount, FAS 87 requires that an additional minimum liability is recorded for any plan where the accumulated benefit obligation exceeds the fair value of the plan assets by an amount greater than the liability recognised in the balance sheet.

Under FAS 158, the provision or surplus recognised on the balance sheet represents the difference between the fair value of plan assets and the projected benefit obligation.

Under both FAS 158 and FAS 87, in addition to the pension expense items recognised under IFRS, actuarial gains and losses in excess of the corridor are recognised over the average remaining service life of the employees. In addition, there is a transition asset or obligation, not recognised on the balance sheet, arising on the adoption of FAS 87. This amount is also released to the income statement over the average remaining service lives of the employees.

In 2006, prior to the adoption of FAS 158, movements in the additional minimum liability required under FAS 87 amounted to an increase in net assets of £374 million (2005: increase of £14 million: decrease of £389 million). This movement was recognised directly in equity.

The adoption of FAS 158 resulted in a reduction in the net asset position at 31 December 2006 in respect of pensions of £497 million. This loss is recognised in shareholder equity and will be released to the income statement over the average remaining service lives of the employees. There is no difference between the expense recognised in the income statement under FAS 158 and that which would have been recognised under FAS 87.

h.    Restructuring

Under IFRS, the Group recognises provisions for restructuring charges other than termination benefits, once the Group has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Termination benefits are recognised when the Group is demonstrably committed to a plan of termination when, and only when, the Group has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

Under US GAAP, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.

Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.

Under US GAAP, the Group applies the provisions of EITF 95-3 'Recognition of liabilities in connection with a purchase combination', which requires recognition of certain costs incurred in respect of exit activities and integration if specified conditions are met, as part of purchase accounting.

i.     Derivative instruments

In 2004, under IFRS (prior to the adoption of IAS 39 'Financial Instruments: Recognition and Measurement' and IAS 32 'Financial Instruments: Disclosure and Presentation') the Group applied hedge accounting rules for its derivative financial instruments used to manage interest rate and foreign exchange risk. Under these rules, the Group was not required to identify separately these financial instruments, nor to record changes in their fair value through the income statement. Also under these rules, compound derivative instruments having multiple underlyings could be designated as net investment hedges and, where this treatment was applied, foreign currency translation gains and losses arising on these instruments were recognised directly in equity. Further in 2004, Reuters was not required to separate embedded derivatives from their host contracts and recognise them on the balance sheet at fair value.

From 1 January 2005, Reuters adopted IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement'. These standards require all stand-alone and embedded derivative instruments to be recognised on the balance sheet at fair value. The method of recognising subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Under IFRS, the Group has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.

Under US GAAP, the Group adopted FAS 133 'Accounting for Derivative Instruments and Hedging Activities' as amended by FAS 138, on 1 January 2001. FAS 133 introduced new rules in respect of hedge accounting and the recognition of movements in fair value through the income statement. As a result of the adoption, all derivatives and embedded derivative instruments, whether designated in hedging relationships or not, are carried on the balance sheet at fair value. The Group has not designated any of its derivative instruments as qualifying hedge instruments under FAS 133. Accordingly, changes in the fair value of derivative and embedded derivative instruments have been included within the income statement under US GAAP.

Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. FAS133 does not grant such an exemption, therefore the Group identifies and separately accounts for more embedded derivatives under US GAAP than it does under IFRS.

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j.     Consolidation of subsidiary undertakings

On 16 November 2004, Reuters purchased the 49% voting stake of Radianz that it did not already own from Equant, thereby increasing its shareholding from 51% to 100% of the voting shares. Under IFRS, from the date of acquisition of the remaining 49%, Radianz was fully consolidated. IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations' was applied for presentation purposes, and hence Radianz was classified as a subsidiary acquired with a view to resale, and included in the balance sheet as a non-current asset held for sale. Liabilities directly associated with the non-current assets held for sale were also shown separately. The results of Radianz prior to 16 November 2004 were presented within discontinued operations in the income statement.

Under US GAAP, Radianz was treated as a joint venture of the Group for the period 1 January 2004 to 16 November 2004. The acquisition of the additional 49% stake in Radianz was accounted for as a step acquisition at which time Radianz was fully consolidated as a subsidiary until its disposal during 2005. It is the opinion of the directors that Radianz met the criteria set forth in FAS 144, 'Accounting for the Impairment and Disposal of Long Lived Assets', as a disposal group and was therefore classified as an asset held-for-sale until its disposal. Although the Group has no significant continuing involvement in the operations of Radianz following disposal, the classification of Radianz as a discontinued operation is not considered appropriate given a significant level of continuing cash outflows. Under US GAAP, Radianz had a higher carrying value resulting in a greater write down to fair value less costs to sell at the end of 2004.

k.    Sale and leaseback transactions

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leaseback, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised in the income statement.

Under US GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, whilst lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease.

l.     Property, plant and equipment

Under IFRS, the Group does not capitalise interest on self-constructed assets. Under US GAAP, interest incurred as part of the cost of constructing a fixed asset is capitalised and amortised over the life of the asset.

m.   Shares to be repurchased

Under IFRS, the Group is required to recognise a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as apart of its publicly-announced buy-back programme during the post-balance sheet close period. A corresponding reduction in shareholders' equity is also recorded.

n.    Taxation

Under IFRS, deferred taxes are accounted for in accordance with IAS 12 'Income Taxes', which requires deferred tax to be accounted for on temporary differences. Deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which the deductible temporary difference can be utilised. Assets not recognised are disclosed in note 26.

Under US GAAP, deferred taxes are accounted for in accordance with FAS 109 'Accounting for Income Taxes' on all temporary differences and a valuation allowance is established in respect of those deferred tax assets where it is more likely than not that some portion will remain unrealised.

Deferred tax adjustments in the IFRS to US GAAP reconciliation are primarily the result of the deferred tax impact of the other US GAAP adjustments made in the reconciliation.

In addition, IFRS and US GAAP adopt difference bases for recognising deferred tax on employee share awards. Under FAS 123 (R) deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions which exceed the related compensation charge is recognised in additional paid capital (APIC). These 'windfall' tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised. Where these benefits form part of tax losses carried forward, they are not recognised until they reduce taxes payable. The APIC pool as at 1 January 2006 has been calculated using the 'short-cut method' option available under FSP FAS 123(R) – 3.

Tax adjustments also arise in respect of the timing of recognition of current tax benefits.

o.    Reclassification of minority interest

IFRS requires the presentation of minority interest within equity on the face of the balance sheet. Under US GAAP, minority interest is presented as a separate item on the face of the balance sheet outside of equity.

Under IFRS, certain directly attributable costs are capitalised as part of the cost of both external and internal software development and amortised over the life of the asset. Under US GAAP, these costs are not capitalised on the internal software development, but expensed as incurred.

01 Adjustments to net income

	Note	2006 £m	2005 £m	2004 £m

Profit/(loss) attributable to ordinary shareholders in accordance with IFRS		305	456	364
US GAAP adjustments:
Intangible amortisation and impairment	a	(4)	(4)	21
Amortisation of gain on assets contributed to joint ventures	c	–	–	6
Profit/(loss) on disposal of subsidiaries	d	–	(32)	(18)
Profit/(loss) on disposal of joint ventures	d	(5)
Profit/(loss) on disposal of associates	d	–	–	(35)
Profit/(loss) on disposal of available-for-sale and other financial assets	e	–	42	(18)
Stock options	f	(2)	(1)	18
Cumulative effect of change in accounting principle for FAS 123(R)	f	(3)	–	–
Pensions	g	(29)	(28)	1
Restructuring	h	59	(9)	105
Derivative financial instruments	i	14	(42)	58
Consolidation of subsidiary undertakings	j	–	–	(7)
Sale and leaseback	k	–	(1)	(1)
Taxation	n	(29)	18	(62)
Minority interest in respect of US GAAP adjustments	o	–	(3)	7

Net income/(loss) attributable to ordinary shareholders in accordance with US GAAP		306	396	439

	2006 pence	2005 pence	2004 pence

Earnings and dividends:
Basic earnings per ADS in accordance with US GAAP	142	170	188
Diluted earnings per ADS* in accordance with US GAAP	139	165	183

Dividend paid per ADS*	61.5	60	60

Weighted average number of shares used in basic EPS calculation (millions)	1,297	1,396	1,400
Dilutive shares	24	41	36
Used in diluted EPS calculation	1,321	1,437	1,436

*
One ADS is equivalent to six ordinary shares.

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02 Adjustments to shareholders' equity

	Note	2006 £m	2005 Restated £m	2004 £m

Shareholders' equity in accordance with IFRS		172	511	371
US GAAP adjustments:
Goodwill and other intangibles	a	111	128	119
Joint ventures and associates	b	1	6	8
Deferred gain on assets contributed to joint ventures	c	–	–	(31)
Profit/(loss) on disposal of available-for sale and other financial assets	e	(7)	(2)	89
Stock options	f	1	(57)	(33)
Pensions	g	19	177	143
Restructuring	h	(12)	(71)	(45)
Derivative instruments	i	(13)	6	(8)
Consolidation of subsidiary undertakings	j	–	–	(7)
Sale and leaseback	k	(2)	(2)	(1)
Property, plant and equipment	l	1	1	1
Shares to be repurchased	m	53	59	–
Taxation	n	(43)	(51)	(39)
Minority interest in respect of US GAAP adjustments	o	–	–	1

Shareholders' equity in accordance with US GAAP		281	705	568

Shareholders' equity in accordance with IFRS in 2005 has been restated to reflect irrevocable commitments to repurchase shares during close periods as a liability (see 'Basis of accounting' on page F-7). This IFRS restatement results in an additional US GAAP adjustment ('Shares to be repurchased') in 2005 as shareholders' equity in accordance with US GAAP in 2005 unchanged. There was no impact on amounts reported in accordance with IRFS in 2004.

03 Discontinued operations

Under IFRS, operations are classified as discontinued if they have been either disposed of, or are classified as held for sale, and: represent a major line of business or geographical area of operation; the disposal is part of a single coordinated plan; or if the operations constitute a subsidiary acquired exclusively with a view to resale. As discussed in note 7 on page F-22, there were no discontinued operations in 2006 under IFRS, but Radianz, Instinet and BTC were classified as discontinued operations in 2004 and 2005.

Under US GAAP, operations are classed as discontinuing operations if the operations and cash flows of the component will be eliminated from the ongoing operations as a result of the disposal transaction and the Group will not have any significant continuing involvement in the operations after the disposal. The Group determined that it had not eliminated significant cash flows related to Radianz and therefore Radianz did not meet the criteria for classification as a discontinued operation; accordingly, the results of Radianz, for US GAAP purposes, have been reported within continuing operations. Instinet and BTC did meet the criteria and have been classified within discontinued operations.

The disposal of Factiva in 2006 did not meet the criteria for discontinued operations under IFRS or US GAAP.

Under US GAAP the key data for the operations classed as discontinuing operations are analysed below:

Discontinued operations under US GAAP	2006 £m	2005 £m	2004 £m

Operating income	–	96	66
Income tax charge	–	(15)	(18)
Gain on disposal	12	133	–
Minority interest	–	(29)	(4)
Net income	12	185	44
Basic profit per ADS	5.8p	79.4p	19.7p
Diluted profit per ADS	5.7p	77.2p	18.9p

04 Additional disclosures required by US GAAP

Derivative instruments

The current year loss on derivative instruments is £8 million (2005: £41 million loss, 2004: £58 million gain). At 31 December 2006, the balance sheet includes a derivative asset of £33 million and a derivative liability of £40 million. The current year loss includes a loss of £25 million (2005: £17 million gain, 2004: £21 million gain) relating to currency forward contracts embedded within customer and supplier contracts.

Recent Accounting Pronouncements

SAB 108 'Considering the effects of prior year misstatements when quantifying misstatements in current year financial statements'

In September 2006, the SEC issue SAB 108 which provided guidance in respect of the correction of accounting errors. This requires the quantification of financial statement errors under US GAAP based on the effect of applying both the iron-curtain and the roll-over method on each of the entity's primary statements and related disclosures. The iron-curtain method quantifies an error as the amount by which the balance sheet is misstated whereas the roll-over method quantifies an error as the amount by which the income statement is misstated. The adoption of this guidance by the Group in 2006 has not resulted in any previously immaterial errors now being assessed as material and requiring retrospective adjustment under either IFRS or US GAAP.

FASB Statement No. 155 'Accounting for Certain Hybrid Financial Instruments' (FAS 155)

In February 2006, the FASB issued FAS 155, which is an amendment to FAS and FAS 140. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. FAS 155 is effective for Reuters for all financial instruments acquired, issued, or subject to a remeasurement (new basis) event occurring after 1 January 2007. The adoption of FAS 155 is not expected to have a material impact on the Group's financial position or the results of its operations.

FASB Statement No. 157 'Fair Value Measurement' (FAS 157)

In October 2006, the FASB issued FAS 157, which addresses how companies should measure fair value when they are required to use a fair value measure for recognition or disclosure purposes and move towards a market-based measure instead of an entity-based measure, and expands disclosure requirements about fair value measurements. It is effective for fiscal years beginning after 15 November 2007 and will be adopted by Reuters as at 1 January 2008. The adoption of FAS 157 is not expected to have a significant impact on the Group's financial position or the results of its operations.

FASB Statement No. 159 'The Fair Value Option for Financial Assets and Liabilities (FAS 159) – including an amendment of FAS 115

In February 2007, the FASB issued FAS 159 which permits entities to choose to measure many financial instruments and certain other items at fair value. This statement is effective as of the beginning of fiscal periods beginning after 15 November 2007. The adoption of FAS 159 is not expected to have a significant impact on the Group's financial position or the results of its operations.

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FASB Interpretation No. 48 'Accounting for Uncertainty in Income Taxes' (FIN 48)

In June 2006, the FASB issued FIN 48 which provides an interpretation on FAS 109 and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of uncertain tax positions. FIN 48 applies to fiscal periods beginning after 15 December 2006. The Group is in the process of assessing the impact on the Group's financial position.

05 Audit and non-audit fees

An analysis of fees payable to the company's auditors is set out below:

	2006 £m	2005 £m

Audit Fees	3.9	3.0
Audit-related fees	0.4	2.2
Tax fees	1.0	2.6
All other fees	0.2	0.1

Total fees	5.5	7.9

Audit-related fees include accounting advice, due diligence activities relating to acquisitions and disposals and, in 2005, advice on preparation for compliance with section 404 of the Sarbanes-Oxley Act. Tax fees include advisory services relating to tax planning and employee-related issues and assistance with corporation and other tax returns.

Note 41: Reconciliation to Canadian GAAP as applied by The Thomson Corporation

Summary of differences between IFRS (as adopted by the EU) and Canadian GAAP

Reconciliation of net income for the year ended 31 December 2006

Reuters consolidated financial statements for the year ended 31 December 2006 have been prepared on the basis of IFRS, which differs in certain significant respects from Canadian GAAP as applied by Thomson in its audited financial statements for the year ended 31 December 2006.

The following reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the profit and shareholders' equity attributable to ordinary shareholders of Reuters for the year ended 31 December 2006.

		2006 £m

Profit attributable to ordinary shareholders as previously reported by Reuters under IFRS		305
Differences in GAAP increasing / (decreasing) reported profit:
Business combinations	1	(4)
Other intangibles	2	(4)
Employee benefits – pensions	3	(29)
Stock-based compensation	4	(6)
Derivative instruments and hedging activities	5	14
Property, plant and equipment	8	(1)
Loss on disposal of subsidiary undertakings, joint ventures and associates	10	(5)
Restructuring	11	59
Taxation	13	(21)

Net earnings attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		308

Reconciliation of shareholders' equity attributable to ordinary shareholders as at 31 December 2006

		2006 £m

Shareholders' equity attributable to ordinary shareholders as previously reported by Reuters under IFRS		172
Differences in GAAP increasing / (decreasing) reported shareholders' equity:
Business combinations	1	111
Other intangibles	2	(4)
Employee benefits – pensions	3	512
Stock-based compensation	4	7
Derivative instruments and hedging activities	5	(13)
Investments	6	(7)
Sale and leaseback transactions	7	(2)
Property, plant and equipment	8	16
Joint ventures and associates	9	1
Loss on disposal of subsidiary undertakings, joint ventures and associates	10	–
Restructuring	11	(12)
Shares to be repurchased	12	53
Taxation	13	(151)

Shareholders' equity attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		683

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Reconciliation of the income statement for the year ended 31 December 2006

The following table reconciles Reuters IFRS income statement to Canadian GAAP as applied by Thomson.

	For the year ended 31 December 2006
	Adj. Ref.	IFRS £m	Adjustments £m	Canadian GAAP £m

Revenues	9	2,566	51	2,617
Cost of sales, selling, marketing, general and administrative expenses		(2,153)	(24)	(2,177)

	2		(8)
	3		(29)
	4		(6)
	7		1
	8		12
	9		(53)
	11		59

Depreciation		(95)	(20)	(115)

	2		(6)
	7		(1)
	8		(13)

Amortisation		(45)	6	(39)

	1		(4)
	2		10

Operating profit		273	13	286
Net other (expense)/income		55	12	67

	5		12
	9		5
	10		(5)

Net interest expense and other financing costs	5	(15)	2	(13)
Income taxes		(20)	(24)	(44)

	9		(3)
	13		(21)

Earnings from continuing operations		293	3	296
Earnings from discontinued operations, net of tax		12	–	12

Net earnings		305	3	308

The following table shows how the Reuters income statement for the year ended 31 December 2006 prepared in a format consistent with Canadian GAAP (Section 1520) compares to Reuters published IFRS income statements.

Canadian GAAP format	As presented in the table above £m	Reclassifications £m	As presented in Reuters published report £m	IFRS format

Revenues	2,566	–	2,566	Revenue
Cost of sales, selling, marketing, general and administrative expenses	(2,153)	(198)	(2,351)	Operating cost
		41	41	Other operating income
Depreciation	(95)	95	–
Amortisation	(45)	45	–

Operating profit	273	(17)	256	Operating profit
Net other income	55	17	72	Profit on disposal/Share of losses of JVs and associates
Net interest expense and other financing costs	(15)	87	72	Finance Income
		(87)	(87)	Finance cost
Income taxes	(20)	–	(20)	Taxation

Earnings from continuing operations	293	–	293	Profit for the period from continuing operation
Earnings from discontinued operations, net of tax	12	–	12	Profit for the period from discontinued operations

Net earnings	305	–	305	Profit for the period

The following is a description of the nature of the differences presented in the above reconciliations.

1.    Business combinations

Goodwill amortisation

Prior to the adoption of IFRS by Reuters on 1 January 2004, goodwill arising on acquisitions before 1998 and accounted for under the purchase method was eliminated against equity. Goodwill arising on acquisitions from 1998 to 31 December 2003 was capitalised and amortised over its useful life.

Under IFRS, from 1 January 2004, goodwill arising on acquisitions made by Reuters is no longer amortised and is allocated to cash-generating units and assessed for impairment at least annually. Reuters has elected not to apply IFRS 3 'Business combinations' retrospectively to business combinations that took place prior to the group's 1 January 2004 transition date to IFRS, and amortisation arising prior to transition has not been reversed. Goodwill arising on acquisitions before 1 January 2004 remains at its previous carrying value at the date of transition to IFRS.

Under Canadian GAAP, prior to the adoption of Handbook Section 3062 – 'Goodwill and other intangible assets', Thomson amortised goodwill over its estimated useful life. Following adoption of Handbook Section 3062 from 1 January 2002, goodwill was no longer subject to amortisation under Thomson Canadian GAAP accounting policies, but assessed for impairment at least annually. A GAAP difference therefore arises in respect of the carrying amount of goodwill at each balance sheet date.

Contingent purchase consideration

Under IFRS, contingent purchase consideration is recognised by Reuters when it is probable that the contingency will be met and the amount can be reliably measured, whereas under Thomson Canadian GAAP accounting policies, contingent purchase consideration is recognised when the amount can be reliably measured, and the outcome of the contingency is determined beyond reasonable doubt. This reconciling item shows the impact of adjusting the goodwill and related liability recorded by Reuters in respect of this difference.

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Other intangibles

Prior to the adoption of IFRS on 1 January 2004, identifiable intangible assets were recognised separately providing they had a 'readily ascertainable market' and were amortised over their useful lives. This definition precluded the recognition of certain customer lists. These lists would meet the recognition criteria under IFRS; however Reuters elected not to apply IFRS 3 – 'Business combinations' retrospectively in accordance with an exemption outlined in IFRS 1 – 'First-time Adoption of International Financial Reporting Standards', and as such these assets were not recognised on adoption of IFRS.

Under Thomson Canadian GAAP, these customer lists met the recognition criteria of Handbook Section 1581 – 'Business Combinations' and have resulted in a historic difference in carrying value that will be amortised over the estimated useful life of these assets.

2.    Other Intangibles

Under Thomson Canadian GAAP accounting policies costs incurred in the development of computer software to be sold externally are capitalised within "other non-current assets" and amortised through cost of sales. Development costs in respect of software generated for internal use are capitalised within "computer software" and amortised through depreciation expense. Under IFRS, Reuters capitalises all such costs within intangible assets and recognises amortisation expense within the amortisation expense line, therefore relevant amounts have been reclassified as part of the reconciliation.

Furthermore, under IFRS Reuters capitalises certain intangible assets that would not be capitalised under Thomson Canadian GAAP accounting policies. Reuters then systematically amortises these assets over their useful economic lives (normally between three and five years). This adjustment shows the impact of writing off the net book value of such intangible assets.

3.    Employee benefits – Pensions

Under both IFRS and Canadian GAAP, the defined benefit pension obligation is determined using the Projected Unit Credit Method. Plan assets are measured at fair value.

Under IFRS, Reuters recognises actuarial gains and losses immediately on the balance sheet with a corresponding charge or credit recorded in the statement of recognised income and expense. The balance sheet asset or liability recognised therefore equates to the actual surplus or deficit in each plan. Under Thomson Canadian GAAP accounting policies, actuarial gains and losses are not recognised immediately, but rather are deferred and recognised in the income statement over the average remaining service life of the active members. Furthermore, cumulative and gains losses are not recognised at all to the extent that they fall inside a "corridor"calculated as 10 per cent. of the greater of the defined benefit pension obligation and the fair value of plan assets at the beginning of the year. As a result, the balance sheet asset or liability under Canadian GAAP does not equal the actual surplus or deficit in each plan and the shareholders' equity reconciliation therefore recognises a significant asset representing actuarial losses yet to be amortised through the income statement under Canadian GAAP.

Under IFRS, a pension scheme surplus can only be recognised as an asset on the balance sheet to the extent that it is recoverable through a reduction in future contributions or return of scheme assets. Changes in the asset restriction from year to year are recognised through the statement of recognised income and expense. Under Thomson Canadian GAAP accounting policies, an adjustment ("valuation allowance") must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. The calculation of the recoverable surplus is similar to that under IFRS. A change in the valuation allowance is recognised in earnings for the period in which the change occurs. The reconciliation of net income for the nine months ended 30 September 2007 recognises a significant expense representing the valuation allowance resulting from unrecoverable surplus taken to the income statement under Canadian GAAP. Under IFRS, the equivalent charge is recognised in the statement of recognised income and expense irrespective of whether the benefits are vested.

Under IFRS, Reuters recognises past service costs as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service costs are recognised immediately. Under Thomson Canadian GAAP accounting policies, past service costs arising from plan amendments are amortised on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment.

Reuters recognises gains or losses on the curtailment of a defined benefit plan when the curtailment occurs. Under Thomson Canadian GAAP accounting policies, a curtailment loss is recognised in earnings when it is probable that a curtailment will occur and the net effects are reasonably estimable, and a curtailment gain is recognised in earnings when an event giving rise to a curtailment has occurred.

4.    Stock-based compensation

Differences in adoption dates

Under IFRS, compensation charges are recorded for equity-settled employee share options or awards made after 7 November 2002 but not vested at 1 January 2005. Under Canadian GAAP, CICA 3870 – 'Stock Based Compensation' is applied to equity options or awards not vested from 1 January 2004, although early adoption was permitted. Thomson applied CICA 3870 retrospectively from 1 January 2003.

Therefore under IFRS, fewer options or awards are within scope than under Canadian GAAP. This adjustment reflects the additional charge under Thomson Canadian GAAP accounting in respect of options or awards granted by Reuters before 7 November 2002 but not vested at 1 January 2004. Prior period retrospective adjustments would offset in reserves therefore there is no opening adjustment in 2004.

Cash-settled stock options and awards

Under IFRS, options or awards that will be cash-settled are classified as liabilities by Reuters and valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period. Under Thomson Canadian GAAP accounting policies, such options or awards are also classified as liabilities, but are valued on an intrinsic value basis with the movement being reflected in the income statement. This adjustment reflects this difference between the measurement of such options or awards on a fair value basis by Reuters and on an intrinsic value basis under Thomson accounting policies.

National Insurance (social security costs) on stock options and awards

Under IFRS, the liability for National Insurance (social security costs) on stock options/awards is accrued by Reuters based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under Canadian GAAP, this expense is recorded by Thomson upon exercise of the stock options/awards. This adjustment reverses the liability recognised by Reuters and the impact of this difference on the charge in the income statement.

Forfeitures

Under IFRS, Reuters is required to estimate the number of awards expected to vest and to revise the estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. Under Canadian GAAP, Thomson recognises forfeitures of awards as they occur. The adjustment results in a higher expenditure under Thomson Canadian GAAP accounting policies in the years prior to forfeiture as compared to that of IFRS.

5.    Derivative instruments and hedging activities

From 1 January 2005:

Hedge accounting

Under IFRS, Reuters has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.

Reuters has not designated any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies. Accordingly, under Thomson accounting policies changes in the fair value of all of Reuters derivative and embedded derivative instruments have been included within the income statement.

Embedded derivatives

Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. Under Thomson Canadian GAAP accounting policies such an exemption has not been adopted. Therefore Reuters identifies and separately accounts for more embedded derivatives under Thomson accounting policies than it does under IFRS.

In addition the fair value of certain embedded derivatives differs under Thomson accounting policies in that, under Canadian GAAP, only the minimum contractual portion of a contract that has a determinable notional amount is separated from the host contract and accounted for as a derivative instrument, whereas, under IFRS, the amount separated can be the expected cash flows.

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Prior to 1 January 2005:

In 2004 (prior to the adoption of IAS 39 – 'Financial Instruments: Recognition and Measurement' and IAS 32 – 'Financial Instruments: Disclosure and Presentation'), Reuters applied hedge accounting rules for its derivative financial instruments used to manage interest rate and foreign exchange risk. Under these rules, Reuters was not required to identify separately these financial instruments, nor to record changes in their fair value through the income statement. Also under these rules, compound derivative instruments having multiple underlyings could be designated as net investment hedges and, where this treatment was applied, foreign currency translation gains and losses arising on these instruments were recognised directly in equity. Further in 2004, Reuters was not required to separate embedded derivatives from their host contracts and recognise them on the balance sheet at fair value.

6.    Investments

Under IFRS, prior to the adoption of IAS 32 – 'Financial Instruments: Disclosure and Presentation' and IAS 39 – 'Financial Instruments: Recognition and Measurement' on 1 January 2005, Reuters held fixed asset investments in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Following the adoption of IAS 32 and IAS 39, Reuters initially recognises available-for-sale financial assets and financial assets held for trading at fair value and subsequently remeasures at fair value. Reuters has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005.

Under Thomson Canadian GAAP accounting policies, investments in available-for-sale assets are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.

7.    Sale and leaseback transactions

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leasebacks, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised by Reuters in the income statement.

Under Canadian GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, while lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease. This reconciling item shows the net effect of these adjustments on Reuters profit and shareholders' equity.

8.    Property, plant and equipment

Under Thomson Canadian GAAP policies, the capitalisation thresholds and assessments of Useful Economic Lives (UELs) differ for certain asset categories. This reconciling item capitalises certain items that have been expensed under Reuters IFRS accounting policies and also adjusts UELs to align the policies adopted.

9.    Joint ventures and associates

As described in item 1 above, the carrying value of goodwill under Thomson Canadian GAAP accounting policies will differ due to different adoption dates of relevant accounting standards.

Deferred gain on assets contributed to joint ventures

Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed by Reuters to joint ventures and associates was greater than the book value, the difference was recognised in reserves. This reconciling item recognises the release of this gain to the income statement over the anticipated life of the long-lived assets contributed to the venture in accordance with Thomson Canadian GAAP accounting policies.

Proportionate consolidation

Reuters adopts equity accounting for its joint ventures. Under Canadian GAAP, interests in joint ventures should be recognised in the financial statements of the venturer using the proportionate consolidation method. This difference is a presentation difference only, and does not impact net profit or shareholders' equity.

10. Profit or loss on disposal of subsidiary undertakings, joint ventures and associates

On the disposal of subsidiary undertakings, joint ventures and associates, a different gain or loss on sale arises under Thomson Canadian GAAP accounting policies as a result of the differences described below. This results in reconciling items in 2004 and 2005.

Goodwill

As described in item 1 above the carrying value of goodwill under Thomson Canadian GAAP accounting policies differs from the carrying value of goodwill under Reuters IFRS policies.

Investment hedge on foreign subsidiaries

Under IFRS, gains and losses on the fair value of instruments designated as hedges against the carrying value of group undertakings are recognised in a hedging reserve within equity, to the extent that the hedge is effective. On disposal of such undertakings, cumulative gains and losses that had previously been recognised in the hedging reserve are transferred and recognised in the income statement. Reuters has not designated, at the date of inception of the hedge, any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies, and, accordingly, no cumulative gains and losses from hedging are transferred to the income statement on disposal of group undertakings.

Recycling of foreign currency translation differences

Under IFRS, gains and losses on the retranslation of assets and liabilities of foreign operations that occurred prior to the IFRS transition date of 1 January 2004 are not transferred to the income statement and recognised as part of the gain or loss on disposal of those operations due to Reuters election to adopt the first time adoption provision that allowed the cumulative transaction differences for all foreign operations to be deemed to be zero at the date of transition to IFRS (1 January 2004). Under Canadian GAAP such amounts have been included in the calculation of the gain or loss on disposal.

In addition, exchange differences arise in respect of the different carrying values under Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies of the underlying foreign currency assets and liabilities being retranslated.

11. Restructuring

Under IFRS, Reuters recognises provisions for restructuring charges other than termination benefits; once it has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Reuters recognises termination benefits when it is demonstrably committed to a plan of termination when, and only when, it has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

Under Thomson Canadian GAAP accounting policies, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.

Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.

Under Thomson Canadian GAAP accounting policies, certain costs incurred in respect of exit activities and integration are recognised as part of purchase accounting if specified conditions are met.

12. Shares to be repurchased

Under IFRS, Reuters recognises a liability in respect of irrevocable commitments made to purchase Reuters Group PLC shares as part of its publicly-announced buy-back programme during the post-balance sheet close period. A corresponding reduction in shareholders' equity is also recorded.

Under Thomson Canadian GAAP accounting policies, this commitment is not recorded as a liability and reduction to shareholders' equity as there is no fixed price or fixed number of shares and the counterparty has not purchased any shares as at the balance sheet date.

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13. Taxation

Deferred tax adjustments in the IFRS to Canadian GAAP reconciliation are primarily the result of the deferred tax impact of the other GAAP adjustments made in the reconciliation.

Stock-based compensation

Reuters recognises a deferred tax asset for the stock based compensation charge based on the intrinsic value of the related share awards and adjusts the deferred tax asset at each balance sheer date for subsequent changes in the market value of the underlying shares. Under Thomson Canadian GAAP accounting policies deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions in excess of the related compensation charge are recognised in Additional Paid In Capital (APIC). These windfall tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised.

Intercompany transactions

Under Thomson Canadian GAAP accounting policies, tax paid as a result of the transfer of an asset which does not leave the group is recorded as an asset in the financial statements until the asset leaves the group or is otherwise utilised. Under IFRS, Reuters recognises such tax in the income statement.

Accounting for uncertainty in income taxes

With effect from 1 January 2007, Thomson, has adopted a new accounting policy under Canadian GAAP for accounting for uncertainty in income taxes. The policy requires that an entity evaluates uncertain tax positions using a two-step process:

First, Thomson determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit with greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Under Reuters IFRS accounting policies no such prescription exists, and the measurement of uncertain tax positions is assessed by management based on their best estimate of the likely outcome.

For periods prior to 1 January 2007, Thomson's Canadian GAAP accounting policy for uncertain tax positions was consistent with IFRS. Therefore, the related reconciling item impacts 2007 only. On adoption of the new Thomson Canadian GAAP accounting policy for accounting for uncertainty in income taxes, Reuters booked a charge of £23 million to retained earnings to reflect the cumulative effect of adoption of the standard.

Thomson recognises interest and penalties on underpayment of income taxes as an income tax expense.

14. Additional disclosures required under Canadian GAAP

Goodwill

Movements in the goodwill balance for the year ended 31 December 2006 by segment are set out below:

	Goodwill £m	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m

Cost:
01 January 2006	327	176	134	12	5
Exchange differences	(32)	(18)	(13)	(1)	–
Additions:
Acquisition of subsidiaries	18	4	–	14	–
Other additions	2	2	–	–	–

31 December 2006	315	164	121	25	5

Amortisation and impairment:
01 January and 31 December 2006	(18)	(18)	–	–	–

Carrying amount:
31 December 2005	309	158	134	12	5

31 December 2006	297	146	121	25	5

By geographical location:
Europe, Middle East & Africa	75
Americas	196
Asia	26

	297

The total amount of goodwill deductible for tax purpose is £nil.

Interest

The interest charge of £87 million for the year ended 31 December 2006 includes £53 million in respect of debt incurred for a term of more than one year.

Provisions

The table below sets out and analysis of the rationalisation provision by segment:

	Rationalisation provisions £m	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m

1 January 2006	110	67	18	18	7
Exchange differences	(2)	(2)	–	–	–
Charged in the year	37	24	5	7	1
Utilised in the year	(47)	(28)	(8)	(8)	(3)
Released	(4)	(4)	–	–	–
Unwinding of discount	1	1	–	–	–

31 December 2006	95	58	15	17	5

The recognition of provisions, both in terms of timing and quantum, requires the exercise of judgement based on the relevant circumstances, which can be subject to change over time.

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The majority of charges in 2006 relate to the Core Plus programme which was announced in July 2005 and includes headcount reduction, data centre rationalisation and development transformation. It is expected that these provisions will be primarily utilised over a three year period.

Also included within the rationalisation provision at the end of 2006 are obligations related to the Fast Forward programme which was first announced in 2003 and the Telerate integration programme which began in June 2005. Both programmes included headcount reduction and property rationalisation. Severance related provisions will be utilised during 2007.

Tax

At 31 December 2006, Reuters had UK tax losses carried forward of £210 million and tax losses carried forwards in other jurisdictions of £412 million. If not utilised, the UK tax losses can generally be carried forward indefinitely. Swiss losses of £307 million will expire if not used by 2010, and US tax losses of £73 million will expire over the period 2016 to 2021. The majority of other tax losses can be carried forwards indefinitely. No deferred tax has been recognised in respect of £100m of these losses, represented by the £73 million of losses in the US, which will expire over the period 2016 to 2021, together with £16 million in the UK and £11 million in other territories, the majority of which losses can be carried forwards indefinitely.

Additionally, Reuters has approximately £2,000 million of UK capital losses carried forward that may only be recognised when used in offsetting future UK capital gains. No deferred tax asset has been recognised for these losses.

Share options

For options granted during the year ended 31 December 2006 the market price of the stock on grant date, the weighted average exercise prices and the weighted average grant-date fair value of options are disclosed below:

	Date of issuance of award	Number of ordinary shares under option award	Market price of Reuters share £	Weighted average exercise price £	Weighted average fair value £

SAYE Plan	10-Apr-06	5,204,399	3.77	3.14	1.17
DSOP	15-Mar-06	1,470,000	4.53	3.93	2.00
DSOP	02-Aug-06	1,555,000	3.88	3.93	1.46
RSP	15-Mar-06	5,353,491	4.53	0.00	3.64
RSP	02-Aug-06	471,816	3.88	0.00	3.64
RSP	28-Nov-06	130,844	4.52	0.00	4.27
LTIP	15-Mar-06	2,696,987	4.53	0.00	3.39
LTIP	02-Aug-06	64,000	3.88	0.00	3.39

Earnings per share

The following table provides the securities that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the year ended 31 December 2006 because to do so would have been anti-dilutive:

Number of shares:

Share options	7,713,912

REUTERS

CONSOLIDATED INCOME STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007 £m	2006 £m

Revenue	1,914	1,908
Operating costs	(1,745)	(1,731)
Other operating income	26	30

Operating profit	195	207
Finance income	74	56
Finance costs	(99)	(63)
Profit on disposal of associates, joint ventures & available-for-sale financial assets	18	–
Share of post-taxation losses from associates & joint ventures*	(5)	(2)

Profit before taxation	183	198
Taxation	(41)	(45)

Profit for the period from continuing operations	142	153

DISCONTINUED OPERATIONS
Profit for the period from discontinued operations	9	–

Profit for the period	151	153

EARNINGS PER SHARE FROM CONTINUING AND DISCONTINUED OPERATIONS
Basic	12.2p	11.7p
Diluted	11.9p	11.5p
EARNINGS PER SHARE FROM CONTINUING OPERATIONS
Basic	11.4p	11.7p
Diluted	11.2p	11.5p

*
Share of post-taxation losses from associates and joint ventures includes a taxation charge of nil at September 2007 (September 2006: £1 million).

Dividends paid in the period were £147 million (September 2006: £134 million).

F-100  MANAGEMENT INFORMATION CIRCULAR

REUTERS

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007 £m	2006 £m

Profit for the period	151	153
Actuarial gains on defined benefit plans	109	60
Exchange differences taken directly to reserves	(6)	(77)
Fair value gains on available-for-sale financial assets	11	7
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	–
Fair value gains on net investment hedges	14	20
Taxation on the items taken directly to or transferred from equity	(21)	(14)

Net gains/(losses) not recognised in income statement	89	(4)

Total recognised income for the period	240	149

REUTERS

CONSOLIDATED BALANCE SHEET AT 30 SEPTEMBER 2007 (UNAUDITED)

	As at 30 September 2007 £m	As at 31 December 2006 £m

Assets
Non-current assets:
Intangible assets	579	559
Property, plant and equipment	387	371
Investments accounted for using the equity method:
Investments in joint ventures	22	19
Investments in associates	20	19
Deferred tax assets	306	281
Other financial assets and derivatives	72	47
Retirement benefit assets	46	18

	1,432	1,314

Current assets:
Inventories	1	1
Trade and other receivables	293	258
Other financial assets and derivatives	220	210
Current tax debtors	17	8
Cash and cash equivalents	124	129

	655	606

Non-current assets classified as held for sale	7	–

Total assets	2,094	1,920

Liabilities
Current liabilities:
Trade and other payables	(430)	(491)
Current tax liabilities	(215)	(196)
Provisions for liabilities and charges	(39)	(60)
Other financial liabilities and derivatives	(373)	(166)

	(1,057)	(913)

Non-current liabilities:
Provisions for liabilities and charges	(102)	(204)
Other financial liabilities and derivatives	(541)	(521)
Deferred tax liabilities	(160)	(110)

	(803)	(835)

Total liabilities	(1,860)	(1,748)

Net assets	234	172

Shareholders' equity
Share capital	350	360
Share premium	175	136
Other reserves	(1,727)	(1,738)
Retained earnings	1,436	1,414

Total equity	234	172

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REUTERS

CONSOLIDATED CASH FLOW STATEMENT FOR THE NINE MONTHS ENDED 30 SEPTEMBER 2007 (UNAUDITED)

	Nine Months to 30 September
	2007 £m	2006 £m

Cash flows from operating activities
Cash generated from operations	284	132
Interest received	29	23
Interest paid	(59)	(34)
Tax paid	(23)	(26)

Net cash flow from operating activities	231	95

Cash flows from investing activities
Acquisitions, net of cash acquired	(38)	(53)
Disposals, net of cash disposed	22	(14)
Purchases of property, plant and equipment	(94)	(79)
Proceeds from sale of property, plant and equipment	3	4
Purchases of intangible assets	(75)	(79)
Purchases of available-for-sale financial assets	(1)	–
Proceeds from sale of available-for-sale financial assets	23	–
Proceeds from closing of derivative contract	2	–
Dividends received	2	2

Net cash used by investing activities	(156)	(219)

Cash flows from financing activities
Proceeds from issue of shares	31	26
Share buyback	(143)	(413)
Increase in short-term deposits	(2)	(1)
Increase in borrowings	196	322
Equity dividends paid to shareholders	(147)	(134)

Net cash flow used in financing activities	(65)	(200)

Exchange losses on cash and cash equivalents	(3)	(11)

Net increase/(decrease) in cash and cash equivalents	7	(335)

Total cash and cash equivalents at the beginning of the period	105	637

Total cash and cash equivalents at the end of the period	112	302

REUTERS

NOTES TO THE INTERIM FINANCIAL INFORMATION

Note 1: Basis of consolidation (Unaudited)

The unaudited consolidated financial information includes Reuters Group PLC and its subsidiaries and the Group's share of the post-acquisition results of associates and joint ventures. All intercompany transactions and balances are eliminated on consolidation.

Note 2: Basis of preparation (Unaudited)

The financial information for the nine months ended 30 September 2007 included in this third quarter report (hereinafter referred to as the 'interim financial information') comprises the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 17.

This interim financial information has been prepared on a basis consistent with the accounting policies set out on pages 78 to 82 of Reuters Group PLC 2006 Annual Report and Form 20-F and in a format consistent with that required for interim financial information published by Canadian public companies registered with the Ontario Securities Commission. There have been no changes to Reuters IFRS accounting policies during 2007. The interim financial information is unaudited. The interim financial information does not constitute statutory accounts as defined by the Act. Financial information for the year ended 31 December 2006 included herein is derived from the statutory accounts for that year, which have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Act.

Note 3: Seasonality (Unaudited)

The Group's revenue and operating profits are proportionately largest in the fourth quarter each year. Recurring and usage revenue is evenly spread through the year, but outright revenue, especially from the Enterprise division, is significantly higher in the fourth quarter than in the rest of the year. This leads to a small increase in overall revenue in the final quarter. Costs are incurred more evenly through the year so our trading margin will tend to increase slightly as the year progresses. For these reasons, the performance of Reuters may not be comparable quarter to consecutive quarter and should be considered on the basis of results for the whole year or by comparing results in quarters with the results of the same quarter for the previous year.

Note 4: Segmental analysis – income statement (Unaudited)

Primary reportable segments – business divisions

The Group operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise, and Media. Therefore, the Group's primary segmental reporting is by business division. In order to report segmental results, it is necessary to determine a methodology to allocate revenue, operating costs, other operating income, assets and liabilities to these segments.

Each division is responsible for specific product revenues, with the exception of Reuters 3000 Xtra and the 2000/3000 range of products. Revenues for these shared products are attributed to either the Sales & Trading division or the Research & Asset Management division by reference to the nature of the customer purchasing the product. This is determined on a customer-by-customer basis.

Where operating costs relate to a specific division, they are mapped directly to that division. Where operating costs are shared, an activity based costing (ABC) technique is used to split these costs between divisions. The Reuters ABC model (known as Profitability Insight) allocates shared costs to business activities, which in turn are attributed to products, and therefore divisions, using cost drivers. These cost drivers (such as the number of helpdesk calls received or the number of installed accesses) are derived from a variety of underlying source systems. Judgement has been applied in determining these cost drivers and the resulting allocation of operating costs.

Other operating income is allocated to divisions using a similar methodology to operating costs.

Divisional results could alter with the application of other allocation approaches and as continuous improvements are made to the Profitability Insight model. When changes are made to the allocation methodology, prior year comparatives are restated to ensure that divisional results are allocated on a consistent basis year-on-year.

From 1 January 2007, Reuters made changes to the allocation of revenue and operating costs among business divisions to reflect changes in the management of Communications revenues and Reuters Messaging products, and to reflect improvements to the allocation methodology.

Communications revenues are no longer allocated as Recoveries to Sales & Trading, but are allocated among business divisions in line with the products with which they are associated. Reuters Messaging costs are no longer allocated to Sales & Trading, but are allocated to

F-104  MANAGEMENT INFORMATION CIRCULAR

Enterprise to reflect the management of the Messaging product within the Enterprise division. A proportion of Messaging costs are then charged to the other divisions based on desktop accesses, to reflect the value of the embedded Messaging capability in desktop products.

2006 comparatives have therefore been restated to decrease recoveries revenue by £61 million and to increase other product revenues by £38 million in Sales & Trading, to increase other product revenue by £5 million in Research & Asset Management and increase other product revenues by £18 million in Enterprise.

Following Reuters investment in new delivery network infrastructure, the carrying value of the assets reported under the Sales & Trading division was compared to their recoverable amount. As a result of this event it was established that the Bridge tradename and technology know-how, valued using a discounted cash flow model, was impaired, resulting in a £18 million write-down of these assets, which is included within operating costs.

	30 September 2007
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Total £m

Revenue	1,204	265	319	126	1,914
Operating costs	(1,080)	(249)	(269)	(119)	(1,717)
Other operating income	16	4	4	2	26

Divisional operating profit*	140	20	54	9	223

Thomson deal-related costs					(28)

Operating profit					195
Finance income					74
Finance costs					(99)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					18
Share of post-taxation losses from associates and joint ventures					(5)

Profit before taxation					183
Taxation					(41)

Profit for the period from continuing operations					142

	30 September 2006
	Sales & Trading £m	Research & Asset Management £m	Enterprise £m	Media £m	Total £m

Revenue	1,246	223	311	128	1,908
Operating costs	(1,112)	(232)	(268)	(119)	(1,731)
Other operating income	20	3	4	3	30

Operating profit	154	(6)	47	12	207
Finance income					56
Finance costs					(63)
Profit on disposal of associates, joint ventures and available-for-sale financial assets					–
Share of post-taxation losses from associates and joint ventures					(2)

Profit before taxation					198
Taxation					(45)

Profit for the period from continuing operations					153

*
Divisional operating profit is stated prior to any impact in respect of Thomson deal-related costs, which relate to Reuters as a whole and cannot be directly attributed or allocated to divisions on a reasonable basis.

Segmented total assets have not changed materially since the 2006 Annual Report with the exception of segmental profits as above and acquisitions.

	Nine months to 30 September		Percentage Change
	2007 £m	2006* £m	Actual per cent.		Underlying per cent.

Europe, Middle East & Africa	1,056	1,035	2%		6%
Americas	520	529	(2%	)	7%
Asia	338	344	(2%	)	8%

Total Reuters revenue	1,914	1,908	–		7%

*
2006 comparatives have been restated to combine UK and Ireland, EMEA West and EMEA East as one region to reflect the way Reuters was managed in 2007.

Note 5: Income taxes (Unaudited)

The tax expense for the period of £41 million (nine months to 30 September 2006: £45 million) has been calculated based on our estimate of the expected effective tax rate for the year to 31 December 2007. The effective tax rate is calculated by applying estimated tax rates to the estimated annual taxable results of each entity in the Group. Included in tax expense is a reduction in deferred tax assets reflecting tax rate changes in the UK and other jurisdictions. Tax on items in equity has been charged to equity.

The effective tax rate for the period on profit from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, Thomson deal-related costs and fair value movements is 17 per cent. (nine months to 30 September 2006: 23 per cent.).

The tax expense includes a charge of £12 million in respect of UK taxation (nine months to 30 September 2006: £15 million).

Note 6: Discontinued operations (Unaudited)

The 'Profit for the period from discontinued operations' line within the income statement comprises an additional gain of £9 million recognised in the period arising from the disposal of Instinet Group in 2005.

The Group has no activities which are required to be classified as discontinued operations during 2007.

	Nine months ended 30 September
	2007 £m	2006 £m

Discontinued operations
Profit on disposal of subsidiaries (net of taxation of £nil)	9	–

Profit for the period from discontinued operations	9	–

Note 7: Earning per share (Unaudited)

Basic earnings per ordinary share is based on the results attributable to equity shareholders and on the weighted-average number of ordinary shares in issue during the period, excluding ordinary shares purchased by Reuters Employee Share Ownership Trusts and shares purchased as part of the ongoing buyback programme and held as treasury shares.

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Diluted earnings per share is calculated adjusting the weighted-average number of ordinary shares used in the basic earnings per share calculation to assume conversion of all dilutive potential ordinary shares resulting from outstanding share options.

	Nine months ended 30 September
	2007	2006

Weighted-average number in millions
Ordinary shares in issue	1,476	1,451
Non-vested shares held by employee share ownership trusts	(28)	(31)
Shares repurchased	(210)	(112)

Basic earnings per share denominator	1,238	1,308
Issuable under employee share schemes	29	25

Diluted earnings per share denominator	1,267	1,333

Earnings per share from continuing and discontinued operations	2007	2006

Profit attributable to equity holders of the company (£m)	151	153
Basic earnings per share	12.2	11.7
Diluted earnings per share	11.9	11.5

Earnings per share from continuing operations	2007	2006

Profit attributable to equity holders of the company (£m)	142	153
Basic earnings per share	11.4	11.7
Diluted earnings per share	11.2	11.5

Note 8: Employee benefit plans (Unaudited)

The Company's net defined benefit plan expense is comprised of the following elements:

	Nine months ended 30 September
	2007 £m	2006 £m

Service Cost	20	25
Interest Cost	50	45

Expected Return on Assets	(59)	(50)

Past Service Cost	5	6

Settlement/Curtailment	(6)	–

Net defined benefit plan expense	10	26

The expense for Other Post-retirement plans for the nine months ended 30 September 2007 was nil (30 September 2006: nil).

During the nine months ended 30 September 2007, the Company made a special contribution of £3.5 million into the Scheme.

Note 9: Consolidated reconciliation of changes in equity (Unaudited)

	Nine months to 30 September		Year to 31 December
	2007 £m	2006 £m	2006 £m

Balance at beginning of the period	172	511	511
Actuarial gains on defined benefit plans	109	60	6
Exchange adjustments taken directly to reserves	(6)	(77)	(95)
Fair value gains on available-for-sale financial assets	11	7	6
Fair value gains on available-for-sale financial assets taken to the income statement on disposal of assets	(18)	–	–
Fair value gains on net investment hedges	14	20	34
Taxation on the items taken directly to or transferred from equity	(21)	(14)	(4)

Net income/(expense) recognised directly in equity	89	(4)	(53)
Profit for the period	151	153	305

Total recognised income for the period	240	149	252

Employee share scheme credits	24	22	30
Taxation on employee share schemes	4	–	1
Repurchase of own shares	(90)	(354)	(467)
Shares to be repurchased	–	(21)	(53)
Shares allotted during the year	31	26	32
Dividends:
– Prior year final paid	(86)	(81)	(81)
– Current year interim paid	(61)	(53)	(53)

Balance at the end of the period	234	199	172

Note 10: Dividends per share (Unaudited)

	Nine months to 30 September
	2007 pence	2006 pence

Dividend per share
Prior year final paid	6.9	6.15
Current year interim paid	5.0	4.10

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Note 11: Acquisitions (Unaudited)

Acquisition of Feri Fund Market Information Limited

On 31 July 2007, a Group company acquired 100 per cent. of Feri Fund Market Information Limited and its wholly-owned subsidiary FI Datenservice GmbH. In accordance with IFRS 3 'Business Combinations', this transaction has been accounted for as an acquisition.

	Book value £m	Fair value adjustments £m	Provisional fair value £m

Non-current assets:
Intangible assets	–	8	8
Current assets:
Cash and cash equivalents	1	–	1
Other current assets	1	–	1
Current liabilities	(3)	(2)	(5)

Net liabilities acquired	(1)	6	5
Goodwill	–	–	6

Total consideration			11

Consideration satisfied by:
Cash			11

Goodwill represents the value of synergies arising from the acquisition. Identifiable intangible assets include customer relationships, brand, databases and workforce.

The net liabilities of the company have been incorporated into the Research and Asset Management segment.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	11
Cash acquired	(1)

Total outflow of cash and cash equivalents	10

Acquisition of ClearForest Limited

On 6 June 2007, a Group company acquired 100 per cent. of ClearForest Limited and its wholly-owned subsidiary ClearForest Corp. In accordance with IFRS 3 'Business Combinations', this transaction has been accounted for as an acquisition.

	Book value £m	Fair value adjustments £m	Provisional fair value £m

Non-current assets:
Intangible assets	–	6	6

Current assets:
Other current assets	1	–	1
Current liabilities	(2)	(2)	(4)

Net liabilities acquired	(1)	4	3
Goodwill			7

Total consideration			10

Consideration satisfied by:
Cash			10

Goodwill represents the value of synergies arising from the acquisition. The net liabilities of the company have been incorporated within the Enterprise and Sales & Trading segments.

The outflow of cash and cash equivalents on the acquisition can be calculated as follows:

£m

Cash consideration	10

Total outflow of cash and cash equivalents	10

Other acquisitions

Reuters acquired certain trade and assets from Thomas Weisel Partners LLC and Anián LLC on 28 February 2007, and Stylianou LLC in May 2007. The Group also purchased 100 per cent. of the share capital of EnergyBankLink Pty on 21 September 2007.

	Book value £m	Fair value adjustments £m	Provisional fair value £m

Non-current assets:
Intangible assets	–	1	1

Net assets acquired	–	1	1

Goodwill			1

Total consideration			2

Consideration satisfied by:
Cash			2

The fair value adjustments in respect of intangible assets are due to the recognition of £1 million in respect of intellectual property of the Anián product. Goodwill represents the value of synergies arising from the acquisition.

The outflow of cash and cash equivalents on the acquisitions can be calculated as follows:

£m

Cash consideration	2

Total outflow of cash and cash equivalents	2

In addition, during the period the Group invested £9 million in FXMarketSpace and £5 million in Times Now.

Note 12: Disposals (Unaudited)

Realised net gains, all of which were recorded in the income statement within continuing operations, were:

	Nine months to September
	2007 £m	2006 £m

On disposal of subsidiary undertakings	2	3
On disposal of associates, joint ventures and available-for-sale financial assets	18	–

Recorded in the income statement	20	3

In September 2007, gains on disposal of associates, joint ventures and available-for-sale financial assets relate to the Group's disposal of its investment in Intralinks Inc. Gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

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In September 2006, gains on disposal of subsidiary undertakings relate to a number of small disposals and include £2 million deferred proceeds from the disposal of RVC in 2004.

Note 13: Contingencies (Unaudited)

Except as described below, neither the Group, nor any of its directors, members of senior management or affiliates, is subject to any legal or arbitration proceedings which may have, or have had in the recent past, significant effects on the Group's financial performance or profitability.

The Group has no contingent assets.

Douglas Gilstrap and Myron Tataryn v. Radianz Ltd., Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC, and British Telecommunications plc

On 12 September 2005, Radianz's former CEO Douglas Gilstrap filed a class action lawsuit purportedly on behalf of Radianz option holders against Radianz, Radianz Americas, Inc., Reuters Limited, Blaxmill (Six) Limited, Reuters C LLC, Reuters America LLC and BT in the United States District Court, Southern District of New York, relating to the cash cancellation of Radianz options, in conjunction with Reuters sale of Radianz to BT. The complaint does not specify the amount of damages sought. Under the claims and indemnification provision of the Radianz Sale Agreement between BT and Reuters, Reuters elected to take control of the defence of this litigation as to all defendants. On 15 December 2005, a First Amended Complaint was filed which, among other things, added Myron Tataryn, a former Radianz employee based in the UK, as an additional named plaintiff and purported class representative. On 30 January 2006, the defendants filed a motion to dismiss the case in its entirety on forum non conveniens grounds. On 27 July 2006, the United States District Court dismissed the complaint as England is the proper forum for this matter. On 25 August 2006, plaintiffs filed an appeal of the dismissal with the US Court of Appeals for the Second Circuit. A date for oral argument on the appeal has not yet been set. Separately, on 7 December 2006 Douglas Gilstrap, along with former Radianz executives Brian Dillon and John Madigan, filed a new lawsuit in the US District Court, Southern District of New York in their individual capacities against Radianz Limited and Radianz Americas for essentially the same claims asserted in the dismissed class action complaint. On 25 May 2007, plaintiffs' appeal of the dismissal of the class action lawsuit was denied. Then on 10 August 2007, Gilstrap, Dillon and Madigan voluntarily dismissed their lawsuit in the Southern District of New York. On 11 August, Gilstrap filed a new lawsuit in an individual capacity with former Radianz employees Thomas McCabe and Myron Tataryn, against Radianz Limited and Radianz Americas, Inc. in Texas state court in Dallas, Texas for essentially the same claims asserted in the federal court. On 22 October 2007, Radianz Limited filed a special appearance in order to preserve its objections to personal jurisdiction and Radianz Americas filed a motion to dismiss the complaint on the basis of forum non conveniens on behalf of Radianz Americas. On 14 January 2008, the Texas State court granted the motion to dismiss, pending a decision on whether to make such dismissal conditional upon Radianz Americas waiving a right to recover legal fees against plaintiffs in any action brought in England upon these claims. Subsequently the parties agreed to make the waiver of the right to receive legal fees and costs reciprocal and Radianz Limited agreed to waive its objections to jurisdictions so it could be included within the scope of any dismissal order. Subsequently, on 5 February 2008, the Texas state court entered a judgement dismissing the action as to Radianz Americas and Radianz Limited. While Gilstrap, McCabe and Tabaryn may appeal this dismissal, Reuters believes any such appeal would be without merit.

Ariel (UK) Limited v. Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, Incorporated, the NASDAQ Stock Market Inc. and Silver Lake Partners LP

On 16 November 2005, Ariel (UK) Limited brought an action in the United States District Court, Southern District of New York against Reuters Group PLC, Reuters C LLC, Reuters Transactions Services Limited, Instinet Group, NASDAQ and Silver Lake Partners LP, seeking a declaration that a 1975 Agreement between Ariel and Instinet permits Ariel to licence Reuters current patent portfolio to others. The complaint, as amended on 28 February 2006, also claims breach of contract, copyright infringement and requests for declaratory relief. Ariel seeks $50 million compensatory damages from Reuters and Instinet. Reuters answered the complaint and filed a motion to dismiss the case, which was granted on 31 October 2006, dismissing the copyright claims with prejudice and the state law contract claims for lack of jurisdiction. Ariel has appealed the case to the US Court of Appeals for the Second Circuit. The Group believes the claims are without merit and intends to defend them vigorously.

Note 14: Debt (Unaudited)

In September 2007, the Group borrowed £100 million under our committed multicurrency revolving credit facility which was repaid in November. There were no additions or disposals of long-term debt under the Group's principal debt facilities during the year.

Note 15: Net cash flows from operation activities for Nine Months ended 30 September 2007 (Unaudited)

	Nine months to 30 September
	2007 £m	2006 £m

Net profit from continuing activities	142	153
Adjustments for:
Depreciation	72	71
Amortisation of intangibles	45	32
Impairment of intangibles	19	–
Profit on disposal of property, plant and equipment	(1)	(2)
Employee share scheme charges	29	22
Foreign exchange losses/(gains)	15	(20)
Fair value movements in derivatives	14	8
Profits on disposals	(20)	(3)
Share of post-taxation losses of associates & joint ventures	5	2
Investment income	(1)	–
Finance income	(74)	(56)
Finance cost	99	63
Taxation	41	45
Movements in working capital:
Increase in inventories	–	–
(Increase)/decrease in trade and other receivables	(46)	4
(Decrease)/increase in trade and other payables	(12)	13
Decrease in pensions deficit	(23)	(178)
Decrease in provisions	(20)	(22)

Cash generated from continuing operations	284	132

Profit for the period from discontinued operations	9	–

Profits on disposals	(9)	–

Cash generated from discontinued operations	–	–

Cash generated from operations	284	132

Note 16: Related party transactions (Unaudited)

The parent company of the Group is Reuters Group PLC (incorporated in the United Kingdom). Reuters Group PLC owns 9.0 per cent. of its own shares, relating to the share buy back programme. In addition, 1.0 per cent. of Reuters Group PLC is owned by Reuters Employee Ownership Trusts (ESOTs).

All related party transactions during the current and prior period were in the normal course of business.

Note 17: Subsequent events (Unaudited)

On 13 December 2007, Reuters announced the intention to resume the share buy-back programme to repurchase up to 50 million ordinary shares. The buyback programme commenced on 13 December and ended on 19 February 2008, the date that all regulatory pre-conditions for the Transaction were satisfied. During the period from the announcement to 19 February 2008, Reuters purchased 33.0 million shares for total consideration of £200 million under this programme.

The following table provides a summary of the shares bought back during this period:

Month	Total number of shares purchased as part of a publicly announced programme	Average price paid per share (£)	Cost of shares purchased under the programme (£m)

December	5,050,000	6.18	31
January	20,975,000	6.03	127
February	6,965,000	6.07	42

On 31 January 2008, Reuters acquired 100% of the share capital of Starmine Corporation, a provider of proprietary web-based products to assist financial analysts and portfolio managers manage research and value stocks, for consideration of US$97 million payable in cash.

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Reconciliation to Canadian GAAP as applied by The Thomson Corporation (Unaudited)

Unaudited reconciliation of net income for the nine months ended 30 September 2007

Reuters consolidated financial statements for the interim financial information for the nine months ended 30 September 2007 have been prepared on the basis of IFRS, which differs in certain significant respects from Canadian GAAP as applied by Thomson in its audited financial statements for the nine months ended 30 September 2007.

The following unaudited reconciliation presents the effect of material differences between Reuters IFRS accounting policies and Thomson Canadian GAAP accounting policies on the profit and shareholders' equity of the Reuters Group for the nine months ended 30 September 2007, as previously reported by Reuters.

	For the nine months ended 30 September
		2007 £m

Profit attributable to ordinary shareholders as previously reported by Reuters under IFRS		151
Differences in GAAP increasing / (decreasing) reported profit net earnings:
Business combinations	1	(3)
Other intangibles	2	(1)
Employee benefits – pensions	3	(151)
Stock-based compensation	4	6
Property, plant and equipment	8	(8)
Restructuring	10	5
Taxation	11	29

Net earnings attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		28

Unaudited reconciliation of shareholders' equity as at 30 September 2007

	As at 30 September
		2007 £m

Shareholders' equity attributable to ordinary shareholders as previously reported by Reuters under IFRS		234
Differences in GAAP increasing / (decreasing) reported shareholders' equity:
Business combinations	1	100
Other intangibles	2	(5)
Employee benefits – pensions	3	144
Stock-based compensation	4	11
Derivative instruments and hedging activities	5	(27)
Investments	6	(1)
Sale and leaseback transactions	7	(2)
Property, plant and equipment	8	8
Joint ventures and associates	9	1
Restructuring	10	(7)
Taxation	11	(46)

Shareholders' equity attributable to ordinary shareholders under Thomson Canadian GAAP accounting policies		410

Unaudited reconciliation of the income statement for the nine months ended 30 September 2007

	For the nine months ended 30 September 2007
	Adj. Ref.	IFRS £m	Adjustments £m	Canadian GAAP £m

Revenues	9	1,914	11	1,925
Cost of sales, selling, marketing, general and administrative expenses		(1,576)	(158)	(1,734)

	2		(10)
	3		(151)
	4		6
	7		1
	8		6
	9		(15)
	10		5

Depreciation		(72)	(26)	(98)

	2		(11)
	7		(1)
	8		(14)

Amortisation		(45)	17	(28)

	1		(3)
	2		20

Operating profit		221	(156)	65
Net other (expense)/income		(13)	(9)	(22)

	5		(13)
	9		4

Net interest expense and other financing costs	5	(25)	13	(12)
Income taxes		(41)	29	(12)

	9		–
	11		29

Earnings from continuing operations		142	(123)	19
Earnings from discontinued operations, net of tax		9	–	9

Net earnings		151	(123)	28

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The following unaudited table shows how the Reuters income statement for the nine months ended 30 September 2007 prepared in a format consistent with Canadian GAAP (Section 1520) compares to Reuters published IFRS income statement.

Nine months ended 30 September 2007

Canadian GAAP format	As presented in the table above £m	Reclassifications £m	As presented in Reuters published report £m	IFRS format

Revenues	1,914	–	1,914	Revenue
Cost of sales, selling, marketing, general and administrative expenses	(1,576)	(169)	(1,745)	Operating cost
		26	26	Other operating income
Depreciation	(72)	72	–
Amortisation	(45)	45	–

Operating profit	221	(26)	195	Operating profits
Net other income	(13)	26	13	Profit on disposal/Share of losses of JVs and associates
Net interest expense and other financing costs	(25)	99	74	Finance Income
		(99)	(99)	Finance cost
Income taxes	(41)	–	(41)	Taxation

Earnings from continuing operations	142	–	142	Profit for the period from continuing operation
Earnings from discontinued operations, net of tax	9	–	9	Profit for the period from discontinued operations

Net earnings	151	–	151	Profit for the period

Unaudited reconciliation of the balance sheet as at 30 September 2007

	As at 30 September 2007
	Adjustment reference	IFRS £m	Adjustments £m	Canadian GAAP £m

Assets
Cash and cash equivalents	9	124	8	132
Accounts receivable, net of allowances	9	142	12	154
Inventories		1	–	1
Prepaid expenses and other current assets		388	–	388

	1		3
	9		(3)

Deferred income taxes	11	–	116	116

Current assets		655	136	791
Computer hardware and other property, net		387	72	459

	7		16
	8		8
	9		48

Computer software, net	2		96	96
Identifiable intangible assets		278	(149)	129

	1		4
	2		(160)
	9		7

Goodwill	1	301	97	398
Other non-current assets		167	287	454

	2		59
	3		249
	6		(1)
	9		(20)

Deferred income taxes	11	306	(96)	210

Total assets		2,094	443	2,537

Liabilities and shareholders' equity
Liabilities
Short term indebtedness		(340)	–	(340)
Accounts payable and accruals		(686)	11	(675)

	1		(4)
	4		11
	5		(22)
	9		(7)
	10		10
	11		23

Deferred revenue		(31)	–	(31)

Current liabilities		(1,057)	11	(1,046)
Long-term debt		(541)	(65)	(606)

	5		(5)
	7		(18)
	9		(42)

Other non-current liabilities		(102)	(124)	(226)

	3		(105)
	9		(2)
	10		(17)

Deferred income taxes	11	(160)	(89)	(249)

Total liabilities		(1,860)	(267)	(2,127)

Net assets		234	176	410

Shareholders' equity
Capital		525	–	525
Accumulated other comprehensive income		(1,727)	36	(1,691)
Retained earnings		(1,436)	140	1,576

Total equity		234	176	410

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The following unaudited table shows how the Reuters net assets as at 30 September 2007 in the table above correspond to the published IFRS consolidated balance sheet as at 30 September 2007.

Canadian GAAP format	As presented in the table above £m	Reclassifications £m	As presented in Reuters published report £m	IFRS format

Assets
Cash and cash equivalents	124	–	124	Cash and cash equivalents
Accounts receivable, net of allowances	142	151	293	Trade and other receivables
Inventories	1	–	1	Inventories
Prepaid expenses and other current assets	388	(388)	–
		220	220	Other financial assets and derivatives
	–	17	17	Current tax debtors
Deferred income taxes	–	–	–

Current assets	655	–	655	Current assets
Computer hardware and other property, net	387	–	387	Property, plant and equipment
Computer software, net	–		–
Identifiable intangible assets	278	301	579	Intangible assets
Goodwill	301	(301)	–
		42	42	Investments
Other non-current assets	167	(95)	72	Other financial assets and derivatives
Deferred income taxes	306	–	306	Deferred tax assets
		46	46	Retirement benefit obligations
Non-current assets of discontinued operations	–	–	–

Non-current assets	1,439	(7)	1,432	Non-current assets

	–	7	7	Non-current assets held for resale

Total assets	2,094	–	2,094	Total assets

Liabilities and shareholders' equity
Liabilities
Short-term indebtedness	(340)	(33)	(373)	Other financial liabilities and derivatives
Accounts payable and accruals	(686)	256	(430)	Trade and other payables
Deferred revenue	(31)	31	–
		(215)	(215)	Current tax liabilities
		(39)	(39)	Provisions for liabilities and charges

Current liabilities	(1,057)	–	(1,057)	Current liabilities
Long-term debt	(541)	–	(541)	Other financial liabilities and derivatives
		(102)	(102)	Provisions for liabilities and charges
Other non-current liabilities	(102)	102	–
Deferred income taxes	(160)	–	(160)	Deferred tax liabilities

Non-current liabilities	(803)	–	(803)	Non-current liabilities

Total liabilities	(1,860)	–	(1,860)	Total liabilities

Net assets	234		234	Net assets

The following is a description of the nature of the differences presented in the above reconciliations.

1.    Business combinations

Contingent purchase consideration

Under IFRS, contingent purchase consideration is recognised by Reuters when it is probable that the contingency will be met and the amount can be reliably measured, whereas under Thomson Canadian GAAP accounting policies, contingent purchase consideration is recognised when the amount can be reliably measured, and the outcome of the contingency is determined beyond reasonable doubt. This reconciling item shows the impact of adjusting the goodwill and related liability recorded by Reuters in respect of this difference.

Other intangibles

Prior to the adoption of IFRS on 1 January 2004, identifiable intangible assets were recognised separately providing they had a 'readily ascertainable market' and were amortised over their useful lives. This definition precluded the recognition of certain customer lists. These lists would meet the recognition criteria under IFRS; however Reuters elected not to apply IFRS 3 – 'Business combinations' retrospectively in accordance with an exemption outlined in IFRS 1 – 'First-time Adoption of International Financial Reporting Standards', and as such these assets were not recognised on adoption of IFRS.

Under Thomson Canadian GAAP, these customer lists met the recognition criteria of Handbook Section 1581 – 'Business Combinations' and have resulted in a historic difference in carrying value that will be amortised over the estimated useful life of these assets.

2.    Other Intangibles

Under Thomson Canadian GAAP accounting policies costs incurred in the development of computer software to be sold externally are capitalised within "other non-current assets" and amortised through cost of sales. Development costs in respect of software generated for internal use are capitalised within "computer software" and amortised through depreciation expense. Under IFRS, Reuters capitalises all such costs within intangible assets and recognises amortisation expense within the amortisation expense line, therefore relevant amounts have been reclassified as part of the reconciliation.

Furthermore, under IFRS Reuters capitalises certain intangible assets that would not be capitalised under Thomson Canadian GAAP accounting policies. Reuters then systematically amortises these assets over their useful economic lives (normally between three and five years). This adjustment shows the impact of writing off the net book value of such intangible assets.

3.    Employee benefits – Pensions

Under both IFRS and Canadian GAAP, the defined benefit pension obligation is determined using the Projected Unit Credit Method. Plan assets are measured at fair value.

Under IFRS, Reuters recognise actuarial gains and losses immediately on the balance sheet with a corresponding charge or credit recorded in the statement of recognised income and expense. The balance sheet asset or liability recognised therefore equates to the actual surplus or deficit in each plan. Under Thomson Canadian GAAP accounting policies, actuarial gains and losses are not recognised immediately, but rather are deferred and recognised in the income statement over the average remaining service life of the active members. Furthermore, cumulative and gains losses are not recognised at all to the extent that they fall inside a "corridor"calculated as 10 per cent. of the greater of the defined benefit pension obligation and the fair value of plan assets at the beginning of the year. As a result, the balance sheet asset or liability under Canadian GAAP does not equal the actual surplus or deficit in each plan and the shareholders' equity reconciliation therefore recognises a significant asset representing actuarial losses yet to be amortised through the income statement under Canadian GAAP.

Under IFRS, a pension scheme surplus can only be recognised as an asset on the balance sheet to the extent that it is recoverable through a reduction in future contributions or return of scheme assets. Changes in the asset restriction from year to year are recognised through the statement of recognised income and expense. Under Thomson Canadian GAAP accounting policies, an adjustment ("valuation allowance") must be made to the balance sheet asset or liability for any surplus that is not recoverable at the reporting date. The calculation of the recoverable surplus is similar to that under IFRS. A change in the valuation allowance is recognised in earnings for the period in which the change occurs. The reconciliation of net income for the nine months ended 30 September 2007 recognises a significant expense representing the valuation allowance resulting from unrecoverable surplus taken to the income statement under Canadian GAAP. Under IFRS, the equivalent charge is recognised in the statement of recognised income and expense irrespective of whether the benefits are vested.

Under IFRS, Reuters recognises past service costs as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service costs are recognised immediately. Under Thomson Canadian GAAP accounting policies, past service costs arising from plan

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amendments are amortised on a straight-line basis over the average remaining service period of active employees expected to benefit under the plan at the date of the amendment.

Reuters recognises gains or losses on the curtailment of a defined benefit plan when the curtailment occurs. Under Thomson Canadian GAAP accounting policies, a curtailment loss is recognised in earnings when it is probable that a curtailment will occur and the net effects are reasonably estimable, and a curtailment gain is recognised in earnings when an event giving rise to a curtailment has occurred.

4.    Stock-based compensation

Cash-settled stock options and awards

Under IFRS, options or awards that will be cash-settled are classified as liabilities by Reuters and valued on a fair value basis, with changes in fair value taken to the income statement at each reporting period. Under Thomson Canadian GAAP accounting policies, such options or awards are also classified as liabilities, but are valued on an intrinsic value basis with the movement being reflected in the income statement. This adjustment reflects this difference between the measurement of such options or awards on a fair value basis by Reuters and on an intrinsic value basis under Thomson accounting policies.

National Insurance (social security costs) on stock options and awards

Under IFRS, the liability for National Insurance (social security costs) on stock options/awards is accrued by Reuters based on the fair value of the options/awards on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under Canadian GAAP, this expense is recorded by Thomson upon exercise of the stock options/awards. This adjustment reverses the liability recognised by Reuters and the impact of this difference on the charge in the income statement.

Forfeitures

Under IFRS, Reuters is required to estimate the number of awards expected to vest and to revise the estimate, if necessary, if subsequent information indicates that actual forfeitures are likely to differ from previous estimates. Under Canadian GAAP, Thomson recognises forfeitures of awards as they occur. The adjustment results in a higher expenditure under Thomson Canadian GAAP accounting policies in the years prior to forfeiture as compared to that of IFRS.

5.    Derivative instruments and hedging activities

Hedge accounting

Under IFRS, Reuters has designated certain derivatives as hedges of foreign net investments and fair value hedges of borrowings. For net investment hedges, fair value movements arising from these derivatives are recognised in a hedging reserve, until transferred to the income statement on disposal or impairment of the underlying item. For fair value hedges, fair value movements are adjusted in the carrying value of borrowings; movements in the fair value of fair value hedges are recognised in the income statement, together with movements in the fair value of the item being hedged. To the extent that hedges are ineffective, gains and losses are recognised in the income statement.

Reuters has not designated any of its derivative instruments as qualifying hedge instruments under Thomson Canadian GAAP accounting policies. Accordingly, under Thomson accounting policies changes in the fair value of all of Reuters derivative and embedded derivative instruments have been included within the income statement.

Embedded derivatives

Under IFRS, IAS 39 grants an exemption from the requirement to recognise embedded foreign currency derivatives where the currency is commonly used in the economic environment of the host contract. Under Thomson Canadian GAAP accounting policies such an exemption has not been adopted. Therefore Reuters identifies and separately accounts for more embedded derivatives under Thomson accounting policies than it does under IFRS.

In addition the fair value of certain embedded derivatives differs under Thomson accounting policies in that, under Canadian GAAP, only the minimum contractual portion of a contract that has a determinable notional amount is separated from the host contract and accounted for as a derivative instrument, whereas, under IFRS, the amount separated can be the expected cash flows.

6.    Investments

Under IFRS, prior to the adoption of IAS 32 – 'Financial Instruments: Disclosure and Presentation' and IAS 39 – 'Financial Instruments: Recognition and Measurement' on 1 January 2005, Reuters held fixed asset investments in the balance sheet at cost, net of permanent diminution in value as assessed by the directors.

Following the adoption of IAS 32 and IAS 39, Reuters initially recognises available-for-sale financial assets and financial assets held for trading at fair value and subsequently remeasures at fair value. Reuters has classified all of its marketable securities as available-for-sale, with the exception of its investment in Savvis, which was classified as a financial asset at fair value through profit or loss, before being disposed of in 2005.

Under Thomson Canadian GAAP accounting policies, investments in available-for-sale assets are measured at fair value and those which do not have a readily determinable fair value (i.e. a quoted market price in an active market) are carried at historical cost.

7.    Sale and leaseback transactions

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leasebacks, such gains and losses on the sale of the properties and rental expenses associated with subsequent leasebacks are recognised by Reuters in the income statement.

Under Canadian GAAP, where a portion of the leased property is sub-let and that sub-lease is not minor, the sale and leaseback is accounted for as financing. The asset is retained on the balance sheet at its written down value and depreciated over the term of the lease. The proceeds received from the sale of the property are deferred on the balance sheet as a financing liability, while lease rental payments are offset against the liability as they are made. The differences between the initial proceeds received and subsequent rental payments are recorded as financing costs over the term of the lease. This reconciling item shows the net effect of these adjustments on Reuters profit and shareholders' equity.

8.    Property, plant and equipment

Under Thomson Canadian GAAP policies, the capitalisation thresholds and assessments of Useful Economic Lives (UELs) differ for certain asset categories. This reconciling item capitalises certain items that have been expensed under Reuters IFRS accounting policies and also adjusts UELs to align the policies adopted.

9.    Joint ventures and associates

As described in item 1 above, the carrying value of goodwill under Thomson Canadian GAAP accounting policies will differ due to different adoption dates of relevant accounting standards.

Deferred gain on assets contributed to joint ventures

Prior to the adoption of IFRS on 1 January 2004, where the fair value of assets contributed by Reuters to joint ventures and associates was greater than the book value, the difference was recognised in reserves. This reconciling item recognises the release of this gain to the income statement over the anticipated life of the long-lived assets contributed to the venture in accordance with Thomson Canadian GAAP accounting policies.

Proportionate consolidation

Reuters adopts equity accounting for its joint ventures. Under Canadian GAAP, interests in joint ventures should be recognised in the financial statements of the venturer using the proportionate consolidation method. This difference is a presentation difference only, and does not impact net profit or shareholders' equity.

10. Restructuring

Under IFRS, Reuters recognises provisions for restructuring charges other than termination benefits; once it has a present obligation (legal or constructive) to incur the costs as a result of a past event, it is probable that an economic outflow will be required, and a reliable estimate can be made. A constructive obligation is considered to exist when a detailed formal plan is in place and a valid expectation has been raised in those affected. Reuters recognises termination benefits when it is demonstrably committed to a plan of termination when, and only when, it has a detailed formal plan (with specified minimum contents) for the termination, and there is no realistic possibility of withdrawal. Provisions for costs associated with the exit of a property are recognised once the intention to exit has been announced.

Under Thomson Canadian GAAP accounting policies, employee severance costs that are not one-time termination charges are recognised when it is probable that these costs will be incurred and the amount is capable of being estimated. Charges for costs associated with the exit of properties are recognised upon vacating the property or legal termination of the lease contract.

Under IFRS, liabilities for terminating or reducing the activities of an acquired company are only recognised as part of allocating the cost of a combination if they exist at the date of acquisition and meet certain recognition criteria. Provisions for future losses or other costs expected to be incurred as a result of a business combination are not recognised.

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Under Thomson Canadian GAAP accounting policies, certain costs incurred in respect of exit activities and integration are recognised as part of purchase accounting if specified conditions are met.

11. Taxation

Deferred tax adjustments in the IFRS to Canadian GAAP reconciliation are primarily the result of the deferred tax impact of the other GAAP adjustments made in the reconciliation.

Stock-based compensation

Reuters recognises a deferred tax asset for the stock based compensation charge based on the intrinsic value of the related share awards and adjusts the deferred tax asset at each balance sheer date for subsequent changes in the market value of the underlying shares. Under Thomson Canadian GAAP accounting policies deferred tax assets are recognised over the service period based on the compensation charge. Any realised tax deductions in excess of the related compensation charge are recognised in Additional Paid In Capital (APIC). These windfall tax benefits are pooled and can be used to offset shortfalls in deductions related to other share awards. Windfall tax benefits can only enter the APIC pool to the extent they are realised.

Intercompany transactions

Under Thomson Canadian GAAP accounting policies, tax paid as a result of the transfer of an asset which does not leave the group is recorded as an asset in the financial statements until the asset leaves the group or is otherwise utilised. Under IFRS, Reuters recognises such tax in the income statement.

Accounting for uncertainty in income taxes

With effect from 1 January 2007, Thomson, has adopted a new accounting policy under Canadian GAAP for accounting for uncertainty in income taxes. The policy requires that an entity evaluates uncertain tax positions using a two-step process:

First, Thomson determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, Thomson presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information.

Second, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognise in the financial statements. The tax position is measured at the largest amount of benefit with greater than a 50 per cent. likelihood of being realised upon ultimate settlement. If the tax position does not meet the more-likely-than-not recognition threshold, no benefit from the tax position is recorded.

Thomson was not able to retroactively apply this new policy as the data to determine the amounts and probabilities of the possible outcomes of the various tax positions that could be realised upon ultimate settlement was not collected in prior periods. Further, significant judgments are involved in assessing these tax positions and Thomson concluded that it is not possible to estimate the effects of adopting the policy at an earlier date.

Under Reuters IFRS accounting policies no such prescription exists, and the measurement of uncertain tax positions is assessed by management based on their best estimate of the likely outcome.

For periods prior to 1 January 2007, Thomson's Canadian GAAP accounting policy for uncertain tax positions was consistent with IFRS. Therefore, the related reconciling item impacts 2007 only. On adoption of the new Thomson Canadian GAAP accounting policy for accounting for uncertainty in income taxes, Reuters booked a credit of £23 million to retained earnings to reflect the cumulative effect of adoption of the standard.

Thomson recognises interest and penalties on underpayment of income taxes as an income tax expense.

ANNEX G – HISTORICAL OPERATING AND FINANCIAL REVIEW OF REUTERS

Financial Review

Non-GAAP measures

A number of measures used in the following commentary and elsewhere in this report are 'non-GAAP' figures, which are business performance measures used to manage the business, that supplement the IFRS-based headline numbers. These include 'underlying change', 'trading costs', 'trading profit', 'trading cash flow', 'adjusted EPS', 'free cash flow' and 'net debt/net funds'. Brief descriptions of these terms are provided below.

Underlying change is calculated by excluding the impact of currency fluctuations and the results of acquisitions and disposals.

Constant currency change is calculated by excluding the impact of currency fluctuations.

Trading costs are calculated by excluding the following from operating costs from continuing operations: restructuring charges associated with Reuters completed business transformation plans, which include Fast Forward (a three year business transformation programme completed in December 2005) and acquisitions, impairments and amortization of intangibles acquired via business combinations, and fair value movements included in operating costs; and adding back foreign currency gains and other income (both of which are included in other operating income).

Trading profit is calculated by excluding the following from operating profit from continuing operations: restructuring charges associated with Fast Forward and acquisitions, impairments and amortisation of intangibles acquired via business combinations, investment income, profits from disposals of subsidiaries and fair value movements. Trading margin is trading profit expressed as a percentage of revenue.

Trading cash flow is calculated by including capital expenditure and excluding the following from cash generated from continuing operations: restructuring cash flows associated with completed business transformation plans, which include Fast Forward and acquisitions, cash effect of derivatives used for hedging purposes and cash flows which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Adjusted EPS is calculated as basic EPS from continuing operations before impairments and amortisation of intangibles acquired via business combinations, investment income, fair value movements, disposal profits/losses, Thomson deal related costs and related tax effects.

Free cash flow measures cash flows from continuing operations, other than those which are either discretionary in nature or unrelated to ongoing recurring operating activities such as special contributions toward funding defined benefit pension deficits, acquisitions and disposals and dividends paid out by Reuters.

Net debt/net funds represents cash, cash equivalents and short-term deposits, net of bank overdrafts and other borrowings.

Group performance

Summary results

Year to 31 December	2006 £m	2005 £m	2004 £m

Continuing operations

Revenue	2,566	2,409	2,339

Operating costs	(2,351)	(2,251)	(2,187)

Other operating income	41	49	42

Operating profit	256	207	194

Net finance costs	(15)	(12)	(12)

Profit on disposal of associates, joint ventures and available-for-sale financial assets	76	38	203

Share of post-tax (losses)/profit from associates and joint ventures	(4)	5	11

Profit before tax	313	238	396

Taxation	(20)	(9)	(40)

Profit for the year from continuing operations	293	229	356

Profit for the year from discontinued operations	12	253	19

Profit for the year	305	482	375

Basic EPS	23.6p	32.6p	26.0p

Adjusted EPS	17.1p	13.8p	11.8p

Revenue, costs and profit

Year to 31 December	2006 £m	2005 £m	Actual change		Underlying change		2004 £m

Recurring	2,363	2,235	6%		4%		2,158

Usage	132	104	26%		24%		92

Outright	71	70	3%		4%		89

Total revenue	2,566	2,409	7%		5%		2,339

Operating costs	(2,351)	(2,251)	4%				(2,187)

Operating profit	256	207	24%				194

Operating margin	10%	9%	–				8%

Trading costs	(2,258)	(2,075)	9%		7%		(2,013)

Trading profit	308	334	(8%	)	(11%	)	326

Trading margin	12%	14%	–		–		14%

2006 financial information compared with 2005

Revenue

Full year revenue grew 6.5 per cent. to £2,566 million (2005: £2,409 million). Exchange rate movements accounted for 0.3 percentage points of this growth, and acquisitions, mainly the full year impact of the 2005 acquisition of Telerate, accounted for 1.4 percentage points of revenue growth.

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On an underlying basis, adjusting for exchange rate movements and the impact of acquisitions and disposals, revenue growth was 4.8 per cent. Core Plus initiatives contributed 1.3 percentage points (£32 million) to revenue growth. All four elements of Core Plus – electronic trading, high value content, new enterprise services and new markets – contributed to revenue growth.

Volume growth, the 2006 price increase and recoveries (exchange fees and specialist data) accounted for 3.5 percentage points of growth. The key drivers of volume growth were: new sales and migrations to Reuters 3000 Xtra; Reuters Knowledge (principally on the buy-side); Enterprise Datafeeds and Trade and Risk Management software.

Recurring revenue, which represented 92 per cent. of Reuters revenue in 2006 (93 per cent. in 2005), was £2,363 million (2005: £2,235 million). This represents an increase of 6 per cent. on an actual basis (4 per cent. underlying) compared to 2005.

Usage revenue, 5 per cent. of Reuters revenue in 2006 (4 per cent. in 2005), grew by 26 per cent. (24 per cent. underlying) to £132 million (2005: £104 million) compared to 2005.

Outright revenue, 3 per cent. of Reuters revenue in 2006 (3 per cent. in 2005), totalled £71 million, compared to the £70 million of 2005.

Revenue grew in all geographical regions. The Americas saw growth of 9 per cent. (underlying 8 per cent.), driven by strong sales of Enterprise solutions and Media services and good progress with Reuters Knowledge. Asia grew 7 per cent. (underlying 6 per cent.) benefiting from improved trading conditions in Japan, market-leading positions in China and India and the inclusion of Telerate revenues for the full 2006 year. Europe, Middle East & Africa revenues grew 5 per cent. (underlying 3 per cent.) with strong trading in the Nordic region, Russia and the Gulf, counterbalanced by consolidation in the German, Swiss and Italian markets.

Operating costs and trading costs

Total operating costs were £2,351 million, an increase of 4 per cent. from 2005. The drivers of this increase are largely explained in the context of the movement in trading costs. Trading costs totalled £2,258 million in 2006 (2005: £2,075 million), up 9 per cent. on 2005. New investment in Core Plus growth and transformation initiatives, net of early savings, contributed £109 million to cost growth in 2006. Inflation added approximately 3 per cent. to base costs, and additional costs of £21 million were incurred to invest in service resilience. Acquisitions added a further £30 million, principally Telerate, and data recoveries costs added a further £25 million. Offsetting these key drivers of cost increases were savings from the Fast Forward programme, totalling £80 million.

Trading cost increases were partially offset by much lower Fast Forward restructuring and acquisition integration costs. Total restructuring charges in 2006 were £13 million, compared to £112 million in 2005. 2005 charges included £94 million in respect of the Fast Forward restructuring programme, which completed at the end of 2005, and £18 million in respect of Telerate acquisition integration. The £13 million charged in 2006 relates only to acquisition integration, principally Telerate.

Operating costs also include the impact of movements in the fair value of derivatives and other financial assets, including embedded derivatives within Reuters revenue and supplier contracts. Movements in fair values added £25 million to total operating costs in 2006, compared to £16 million in 2005.

Operating profit and trading profit

Operating profit totalled £256 million in 2006 (2005: £207 million), an increase of £49 million over 2005, largely reflecting the lower Fast Forward restructuring costs.

Trading profit was £308 million in 2006 (2005: £334 million). Trading profit was largely driven by revenue growth, the last tranche of Fast Forward savings, continued tight cost control and £10 million of benefit from acquisitions. However, these benefits were more than offset by the £77 million net new investment to drive Core Plus, taking into account revenues and early cost savings generated by the initiatives during the year.

The business delivered an operating profit margin of 10 per cent. (2005: 9 per cent.) and a trading margin of 12 per cent. (2005: 14 per cent.).

Profit for the year from continuing operations

Profit for the year from continuing operations was £293 million (2005: £229 million). The year-on-year increase of £64 million is largely due to the improved operating profit discussed above and the increase in profits from asset disposals. The sale of the majority of Reuters stake in Factiva realised a profit of £76 million, whereas the £38 million of disposal profits in 2005 came largely from further sales of Reuters stake in Tibco Software Inc. (TSI).

Net finance costs of £15 million increased by £3 million over the previous year, reflecting the net outflow of cash for the share buy-back programme and special contributions made towards funding the majority of the deficit position on two UK defined benefit pension schemes.

Income from associates and joint ventures in 2006 generated a loss of £4 million, compared to a profit in 2005 of £5 million. The losses in 2006 largely reflected the expected initial losses in Reuters new investments in FXMarketSpace and TIMES NOW, along with set-up costs incurred to establish FXMarketSpace. Profits in 2005 largely reflected the results of Factiva, which ceased to be accounted for as a joint venture in October 2006.

The tax charge for the year was £20 million, compared to £9 million in 2005. As in 2005, 2006 benefited from the settlement of prior year tax matters.

Profit for the year from discontinued operations

Reuters has no activities which are required to be classified as discontinued operations in 2006. An additional gain of £12 million has been recognised in 2006 arising from the disposal of Instinet Group in 2005, compared to the £253 million profit recognised in 2005. The 2005 result was largely made up of the post-tax profit of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet Group's business operations prior to its sale in December 2005.

Earnings per share

Profit for the year was £305 million (2005: £482 million), resulting in basic EPS of 23.6 pence, down 9 pence from the prior year, mainly due to the decrease in profits from disposals for the period. Adjusted EPS was 17.1 pence in 2006, up 24 per cent. from the previous year, reflecting lower net restructuring charges and a reduction in the number of shares in circulation, due to the share buy-back programme.

Summarised cash flow and free cash flow

Summarised Group cash flow

Year to 31 December	2006 £m	2005 £m	2004 £m

Net cash flow from operating activities	258	253	226

Acquisitions and disposals	(2)	206	384

Purchases of property, plant and equipment, and intangibles	(228)	(185)	(136)

Proceeds from sale of property, plant and equipment	5	3	66

Dividends received	3	5	5

Proceeds from issue of shares	32	10	6

Share buy-back	(527)	(223)	–

Equity dividends paid to shareholders	(134)	(140)	(140)

Equity dividends paid to minority interests	–	(23)	–

Other movements	7	21	(8)

Movement in net (debt)/funds	(586)	(73)	403

Opening net funds/(debt)	253	326	(77)

Closing net (debt)/funds	(333)	253	326

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Reconciliation of cash flow from continuing operations to free cash flow from continuing operations

Year to 31 December	2006 £m	2005 £m	2004 £m

Cash flow from continuing operations	311	268	307

Net interest paid	(19)	(7)	(19)

Tax paid	(34)	(11)	(34)

Special contributions to pension schemes	187	–	–

Capital expenditure	(228)	(178)	(117)

Proceeds from sale of property, plant and equipment	5	3	49

Dividends received	3	5	4

Interim funding repayment from Telerate	–	(18)	18

Repayment of funds to BTC	–	26	–

Free cash flow from continuing operations	225	88	208

Cash generated from continuing operations was £311 million, compared to £268 million in 2005. The year-on-year improvement of £43 million was driven by lower restructuring charges than 2005 and savings achieved under the Fast Forward programme. It was also driven by a movement in working capital outflow of £50 million (2006: £115 million; 2005: £65 million), although excluding the contribution of £187 million towards funding pension deficits, working capital improved significantly on 2005.

Free cash flow from continuing operations was £225 million (2005: £88 million). This reflects lower cash restructuring charges and management action to improve working capital, partially offset by higher capital expenditure, cash tax and interest charges.

Investment in software and development projects increased by £66 million, reflecting higher levels of development under Core Plus. Tangible capital spend reduced by £16 million, reflecting the completion in 2005 of the move to Reuters head office in London's Canary Wharf, partially offset by new investment in data centres. Total capex of £228 million was higher than the £220 million anticipated in the 2006 Outlook in the 2005 Annual Report and Form 20-F, reflecting additional investment to improve data centre resilience.

Trading cash conversion from continuing operations, (i.e. trading cash flow divided by trading profit) in 2006 was 111 per cent. (2005: 77 per cent.) with the increase in capital expenditure more than offset by working capital improvements.

Net debt was £333 million, compared to net funds of £253 million in 2005, a movement of £586 million. The significant movements in net debt include:

•
Free cash inflows of £225 million, as noted above;

•
Special contributions of £187 million towards funding the deficit in two UK defined benefit pension schemes;

•
The ongoing cost of the share buy-back programme, amounting to £527 million;

•
Dividend payments of £134 million; and

•
Net outflow from acquisitions and disposals of £2 million, including £79 million from the disposal of Factiva.

Dividends

Dividends paid in 2006 totalled £134 million. The final dividend proposed in 2006 was 6.9 pence per share, an increase of 12 per cent. on the prior year, reflecting Reuters continued confidence in the future performance of its business. The total dividend in respect of 2006 is 11 pence, an increase over 2005 of 10 per cent.

Reuters is committed to maintaining a progressive dividend policy, which reflects the long-term earnings potential, whilst moving towards minimum dividend cover of at least two times based on adjusted earnings.

Balance sheet

The Reuters net assets were £172 million at 31 December 2006, a reduction of £339 million on the previous year. This reduction primarily reflects the return of funds to shareholders through the share buy-back programme.

The main movements in the Group balance sheet between 2006 and 2005 are:

•
The capitalisation of property, plant and equipment and intangible assets of £290 million, offset by annual depreciation and amortisation charges of £141 million.

•
A change in the composition of Reuters net debt (net funds in 2005), with lower cash holdings and higher debt being offset by lower pension obligations due to the special contributions towards funding the deficits in two UK defined benefit pension schemes.

Summarized Group balance sheet

Year to 31 December	2006 £m	2005 £m	2004 £m

Non-current assets	1,314	1,179	1,025

Current assets	606	957	1,410

Non-current assets classified as held for sale	–	1	145

Total assets	1,920	2,137	2,580

Current liabilities	(913)	(797)	(1,249)

Non-current liabilities	(835)	(829)	(714)

Liabilities associated with non-current assets classified as held for sale	–	–	(47)

Total liabilities	(1,748)	(1,626)	(2,010)

Net assets	172	511	570

Shareholders' equity	172	511	371

Minority interest	–	–	199

Total equity	172	511	570

Reuters largest acquisition during 2006 was that of Application Networks for £22 million, which completed in June 2006. Other acquisitions included two small Telerate distributor businesses in India and Italy. Reuters also made a number of investments in associates and joint ventures, including a 26 per cent. holding in TIMES NOW of £11 million; and an initial contribution of £8 million to establish FXMarketSpace as a joint venture with the CME (an additional £6 million was invested by each partner in early 2007 towards the total commitment of $45 million for each partner intended to bring the joint venture to a cash flow positive status; the partners evaluate on an ongoing basis whether additional funding may be required).

Disposal activity for the year included the sale of the majority of Reuters 50 per cent. stake in Factiva to Dow Jones for net cash proceeds of £79 million, resulting in a gain on sale of £76 million.

2005 financial information compared with 2004

Revenue

Full year revenue grew by 3 per cent. to £2,409 million (2004: £2,339 million). This was Reuters first full year of revenue growth since 2001. On an underlying basis, revenue was approximately the same as in 2004. Acquisitions, particularly of Telerate, accounted for most of the difference between actual and underlying increases, with the remainder due to currency movements. In the newly integrated Telerate business, sales focus on revenue retention post-acquisition drove better than expected revenue performance.

Recurring revenue was £2,235 million (2004: £2,158 million). This represented an increase of 4 per cent. on an actual basis (1 per cent. underlying) compared to 2004, and was the first time underlying recurring revenue had grown since 2001.

Usage revenue grew by 13 per cent. to £104 million (2004: £92 million). This was driven by strong performance from Reuters transaction services as well as higher advertising revenue from reuters.com.

Outright revenue totalled £70 million (2004: £89 million), a decline of 22 per cent. compared to 2004. This decline was mainly due to Reuters continued withdrawal from technology consulting as part of the Fast Forward programme, which completed in 2005.

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Operating costs and trading costs

Total operating costs were £2,251 million, an increase of 3 per cent. from 2004 (£2,187 million). The drivers of the increase are largely explained in the context of the movement in trading costs. Trading costs were £2,075 million in 2005 (2004: £2,013 million), up 3 per cent. on an actual basis (flat on an underlying basis), demonstrating Reuters continued cost discipline. The differences between the underlying and actual increases are mostly related to acquisitions, principally Telerate, with the remainder due to currency movements.

Additionally, Fast Forward restructuring costs of £94 million were £26 million lower than the previous year. The Fast Forward business transformation completed in 2005, with outsourcing communications to BT/Radianz, further headcount reductions and expansion in Bangalore and Bangkok resulting in further annualised savings of £126 million.

Reuters also incurred £18 million of acquisition related integration costs, principally relating to Telerate. Reuters invested £41 million in the second half of 2005 in Core Plus transformation projects and growth initiatives. These included investment in new electronic trading products and rationalising data centres and product development units.

Operating profit and trading profit

Operating profit rose from £194 million to £207 million, reflecting improved trading performance.

Trading profit was £334 million in 2005 (2004: £326 million). Trading margin remained at 14%, after expenditure on investments in the Core Plus programme.

Profit for the year from continuing operations

Profit in 2005 from continuing operations was £229 million, a decrease from £356 million in 2004 driven by a reduction in profits on asset disposal. Net finance costs were comparable to 2004 at £12 million due to a similar net debt position throughout the year, prior to the disposal of Instinet Group. The tax charge was £9 million compared to £40 million in 2004 mainly due to the benefit of settling prior year tax matters.

Profit for the year from discontinued operations

Profit from discontinued operations rose from £19 million to £253 million, largely due to the post-tax profits of £191 million on the disposal of Instinet Group and £68 million profit after tax from Instinet's business operations prior to sale. This was partly offset by losses on the sale of Radianz to BT, and on the partial disposal of the Group's interest in Bridge Trading Company (BTC) to Instinet Group.

Earnings per share

Profit for 2005 was £482 million (2004: £375 million), resulting in basic EPS of 32.6 pence, up 6.6 pence from 2004. Adjusted EPS was 13.8 pence, up 2 pence from 2004, reflecting a stronger trading profit and a reduction in the number of shares in circulation due to the share buy-back programme.

Summarized cash flow

Cash generated from continuing operations was £268 million (2004: £307 million) and free cash flow was £88 million (2004: £208 million). The year-on-year decline was driven by increases both in capital investment and restructuring charges. Higher capital investment resulted from Reuters move to its London headquarters at Canary Wharf, stepped-up investment in data centres and the capitalisation of product development and software costs. 2005 cash restructuring costs were £147 million (2004: £100 million), of which £132 million represented the peak year for Fast Forward cash charges and the remainder related mainly to the integration of Telerate. Cash flow in 2004 also benefited from £49 million of proceeds from the sale of property, plant and equipment disposals which did not recur in 2005.

Net funds were £253 million (2004: £326 million). Excluding £507 million of net funds from Instinet Group in 2004, 2005 shows a year-on-year improvement in net debt to net funds. This was largely due to cash flow from operations of £268 million and net cash proceeds from disposals/acquisitions (mainly Instinet) of £710 million, partially offset by net purchases of assets of £182 million, dividend payments of £140 million, and payments made as part of the share buy-back programme of £223 million.

Dividends

Dividends paid were £140 million in 2005 and 2004. The final dividend was 6.15 pence per share in line with 2004.

Balance sheet

Reuters net assets reduced to £511 million in 2005, from £570 million in 2004. The main movements in the balance sheet were:

(a)
The disposal of Instinet Group – reducing both total assets and liabilities upon sale and reducing the minority interest in Instinet Group to zero.

(b)
The impact of the share buy-back programme, which decreased shareholder funds by £283 million (which includes £59 million in current liabilities resulting from irrevocable commitments entered into during the close period).

(c)
An increase in non-current liabilities, principally reflecting an increase in net pension obligations from £256 million to £310 million, largely as a result of changes to key assumptions underpinning the net liability valuation (both the rate of return and discount rate decreased which resulted in a larger present value liability).

The largest acquisition in 2005 was Telerate for £122 million. Other acquisitions included Action Images and Ecowin.

Disposals included Reuters 62 per cent. stake in Instinet Group to NASDAQ. Prior to this disposal, Reuters had sold BTC to Instinet Group and had received a dividend from Instinet Group following the sale of its Lynch, Jones & Ryan subsidiary to The Bank of New York. The net proceeds from all these transactions totalled approximately £630 million.

Other disposals included the sale of 16 million shares in TSI for £63 million resulting in a profit of £33 million, and the sale of Radianz to BT for £115 million cash resulting in a loss of £4 million.

Financial Review

Divisional performance

Overview

Reuters operates through four business divisions: Sales & Trading, Research & Asset Management, Enterprise and Media. They are closely aligned with the user communities they serve and they are responsible for defining, building and managing products. The business divisions have profit and loss responsibility. Revenues and trading profit for the two years to 31 December 2006 are analysed by business division in the following sections.

During 2006, Reuters transferred its development and data teams to become part of the business divisions, to align these teams more closely with its divisional plans. These plans are being further strengthened by investment in the quality and timeliness of Reuters data. Operationally, Reuters has introduced a new end-to-end framework for managing products through their entire lifecycle, simplifying the process and enabling it to make the most of its resources and maximise the return on its investments.

Shared infrastructure design is provided by a technical architecture team tasked with providing technical coherence, scale efficiencies and compliance with standards.

Reuters faces competition in most of the market sectors and geographical areas in which they operate. Reuters monitor the competitive landscape actively in order to be able to respond to market developments.

The business divisions serve customers through the Global Sales and Service Operations group which is split into geographic regions: the Americas, Asia, and Europe, Middle East & Africa. In addition, Reuters run its Focus Group Accounts team as a global sales and support channel for the largest customers. Locally, members of the sales and service teams work with customers to build relationships and to identify the correct Reuters products to meet customer needs and to feed back customer needs to the business divisions. Through regular training visits, Reuters customer training specialists work with end-users to ensure they get full value from the products. In addition, Reuters provides product, content and technical support by telephone and email from three regional hubs, one based in each principal time zone. Reuters also offers proactive telephone support and remote learning to help users of premium products get the most out of their service. To increase awareness of the latest developments in its product range, Reuters has a travelling showcase for Reuters products called 'brightspot'.

Reuters Editorial and data groups support the work of all four business divisions by reporting, producing, collecting, quality-checking, packaging and delivering an extensive range of news and financial information.

Reuters financial data comes from an array of sources such as exchanges, over-the-counter markets, customers, research services and other contributors such as energy and fixed income data providers, as well as from Reuters own news, research and data operations.

The editorial team of 2,400 text, television and photo journalists aims to report the news to the highest standards of accuracy, insight and timeliness. Representing some 90 nationalities, they report from nearly 200 bureaux in 19 languages. They filed 3 million news items in 2006 to customers in the form of text, pictures, TV, video and graphics.

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Reuters coverage includes data from 250 exchanges, more than 1.5 million bonds, 250,000 foreign exchange and money market instruments and award-winning commodities and energy content. This is further complemented by data from around 6,000 financial services contributors. In addition, the fundamentals and estimates data is recognised as a leading source of high quality financial information, covering over 45,000 companies worldwide.

Sales & Trading division

Overview

Sales & Trading – the largest business division – serves the information, trading and post-trade connectivity requirements of buy and sell-side customers in the foreign exchange, fixed income, equities and other exchange traded instruments, and commodities and energy markets. The division's major strategic focus is to become the leading provider of content and transaction services for traders and salespeople worldwide, across a broad spectrum of asset classes. Reuters customers include market makers, sales traders, traders at investment firms and corporate treasurers. In addition, Reuters continues to identify opportunities in new asset classes.

The premium desktop product is Reuters 3000 Xtra. Its users are financial markets professionals who require a powerful combination of deep, global, cross-asset news and content combined with sophisticated pre-trade decision-making, analytics and trade connectivity tools. It includes Reuters Messaging, which enables end-users to interact with their peers in the financial community.

Reuters trading suite of products offers trade connectivity, electronic trading, order-routing and post-trade tools to enable customers to trade with each other and connect their systems to electronic markets. Reuters now has a range of trading and post-trade services for FX and money markets, fixed income and exchange traded instruments. Reuters strategic product set includes Reuters Dealing 3000, Reuters Trading for Foreign Exchange, Reuters Trading for Fixed Income and Reuters Trading for Exchanges. Through Reuters Dealing 3000, customers have access to a trading community of 18,000 FX and money market traders globally.

Reuters Trader is the mid-tier product which is also offered in versions targeted at regional markets. Users of the mid-tier and domestic products typically require only a subset of Reuters overall content and capabilities. Reuters is working to complete the migration of its customers from older products to new Reuters Trader products, many of which are browser-based.

Reuters Sales & Trading information products compete with Bloomberg, Thomson Financial, Sungard, Telekurs, IDC, and Factset, as well as stock exchanges, plus a number of smaller local and regional competitors which offer information products for the financial markets. In the electronic trading business Reuters competes with exchanges, particularly in the energy and commodity markets; direct market access providers such as Lava and Sonic, now owned by banks (which are also Reuters customers); order management system providers, which are increasingly adding information and trading capabilities; single-bank portals and multi-bank portals such as FX All; and other electronic execution venues such as Market Axess, Thomson TradeWeb, EBS (now owned by ICAP) and Bloomberg.

Financial Performance

Sales & Trading division summary operating and trading results

Year to 31 December	2006 £m	2005 £m	Actual change	Underlying change

Revenue	1,690	1,613	5%	3%

Trading costs	(1,476)	(1,373)	8%	6%

Restructuring charges	(12)	(76)

Other operating income (in trading costs)	(20)	(16)

Impairments and amortisation of business combination intangibles	(17)	(14)

Fair value movements in expenses	(18)	(16)

Operating costs	(1,543)	(1,495)	3%

Other operating income	27	37

Operating profit	174	155	13%

Operating margin	10%	10%

Trading margin	13%	15%

Sales & Trading returned to underlying revenue growth in 2006 under a new management team led by Mark Redwood. The key to profitable growth lies in focusing on a small number of standard technology platforms, and on high-margin transactions-related revenue. In 2006, revenue of £1,690 million was up 5 per cent. on an actual basis, and 3 per cent. on an underlying basis after accounting for growth generated by the acquisition of Telerate during 2005. The major drivers of revenue growth were sales of 3000 Xtra, helped by favourable market conditions, and transaction revenues, helped by strong FX markets.

Recurring revenue within Sales & Trading grew 4 per cent. on an actual basis and 2 per cent. on an underlying basis. The biggest growth driver was Reuters 3000 Xtra, which saw subscription revenue grow by 12 per cent. on an actual basis and 8 per cent. on an underlying basis. While this increase was driven in part by migrations from other Reuters desktop products, the highest proportion came from new sales, benefiting from favourable market conditions, new sales into areas such as credit derivatives and customers wanting to trade on new transactions services. Reuters Trader for Commodities also saw encouraging growth, reflecting volatile energy and commodities markets.

Strong foreign exchange markets, as well as new services such as prime brokerage, also drove growth of 23 per cent. on an actual and underlying basis in Sales & Trading usage revenues, taking them to £93 million. Reuters conversational dealing services also saw revenue growth driven by an active global market and emerging markets expansion. Reuters leading position in FX is creating significant new growth opportunities such as the FXMarketSpace joint venture with the CME.

Transactions services were the major area of growth-focused Core Plus investment in Sales & Trading during 2006. Reuters Trading for Foreign Exchange saw encouraging volume growth, while Reuters Trade Notification Service is beginning to establish itself as an industry standard for post-trade messaging among FX brokers and their clients. The launch of Reuters Trading for Exchanges, which enables customers to transact exchange-traded instruments, was recently boosted by an agreement with BNY ConvergEx to offer its global trading services through this platform, bringing the number of brokers live on the platform to eight.

Operating costs increased to £1,543 million in 2006 (up 3 per cent. on an actual basis), reflecting an increase in trading costs, partially offset by lower Fast Forward restructuring charges.

Trading costs increased to £1,476 million in 2006 (up 8 per cent. on an actual basis and up 6 per cent. on an underlying basis), driven by significant investment in Core Plus initiatives such as transactions services and customer service infrastructure, the effect of which was offset to some extent by operating efficiencies and reductions in communications costs.

A key part of strengthening the position in Sales & Trading in 2006 was to migrate former Telerate customers to the latest Reuters products. In line with the integration plan, the Telerate migration was completed in Europe and Asia by the end of 2006, and completed in the Americas and with Reuters largest global customers in 2007. Telerate profits are in line with the original acquisition plan. A restructuring charge of £13 million relating to the integration of Telerate was taken in 2006, with the majority (£12 million) incurred within the Sales & Trading division. Restructuring charges have reduced significantly compared to 2005 as the Fast Forward programme came to an end.

In 2006, operating profit was £174 million, up 13 per cent. The reduction in the 2006 restructuring charge was the primary driver of this growth, as increased revenues were partially offset by the cost of Core Plus investments. Trading profit declined by 10 per cent. on an actual basis and 17 per cent. on an underlying basis.

Research & Asset Management division

Overview

The Research & Asset Management division focuses on supporting portfolio managers, wealth managers, investment bankers, research analysts and corporate executives who make complex financial decisions outside the trading environment. There was a smooth management transition at year end, with Michael Peace taking over responsibility for the division on the retirement of Julie Holland.

The Research & Asset Management division is responsible for the Reuters Knowledge and Reuters Wealth Manager product families.

The Reuters Knowledge family is targeted at the research and advisory communities, including investment bankers and analysts, portfolio managers, company executives and others focused on company and industry-specific research. Reuters Knowledge offers an integrated package of public and proprietary information about companies, securities, industries and markets plus economic data, news and other content. Knowledge can be integrated with Reuters flagship real time information desktop product, Reuters 3000 Xtra, for users who require significant real-time, deep cross-asset coverage or transaction capabilities.

The Reuters Wealth Manager family is targeted at wealth managers and retail brokers who require financial information services that can be integrated closely into their workflow, helping users manage their clients' portfolios better and allowing more time to concentrate on building deeper client relationships. The Reuters Wealth Manager family includes content on a wide range of single asset and collective investment funds provided by Reuters Lipper subsidiary. Lipper is a global leader in the provision of independent fund research, analysis and ratings.

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As well as its core services, the Research & Asset Management division also receives a share of revenue from Reuters 3000 Xtra and the Reuters 2000/3000 range of legacy products, by reference to the nature of the customer taking the product.

In the Research & Asset Management arena, Reuters competes with Bloomberg, Thomson Financial, Factset and Standard & Poor's, as well as smaller niche players. The Lipper funds information business competes with Morningstar, plus a number of local domestic players.

Financial performance

Research & Asset Management division summary operating and trading results

Year to 31 December	2006 £m	2005 £m	Actual change		Underlying change

Revenue	298	258	15%		12%

Trading costs	(305)	(276)	10%		8%

Restructuring charges	–	(11)

Other operating income (in trading costs)	(4)	(3)

Impairments and amortisation of business combination intangibles	(3)	(3)

Fair value movements in expenses	(3)	–

Operating costs	(315)	(293)	7%

Other operating income	5	–

Operating loss	(12)	(35)	(63%	)

Operating margin	(4% )	(13% )

Trading margin	(2% )	(6% )

The Research & Asset Management division made progress towards profitability in 2006, with revenues of £298 million up 15 per cent. (12 per cent. on an underlying basis) beginning to drive more significant economies of scale.

Research & Asset Management aims to provide independent content and insight to the following user communities: Investment Banking, Investment Management & Corporates and Wealth Management.

Investment Banking, Investment Management & Corporates were the major revenue drivers for the division in 2006, with total revenues growing 27 per cent. on an actual basis and 22 per cent. on an underlying basis to £171 million. Revenues were driven by the addition of 3,000 standalone Reuters Knowledge positions (bringing the total to 14,000) and the sales of Reuters Knowledge embedded in Xtra and datafeeds. The superior quality of Reuters company fundamentals and estimates data was key to driving growth in both feeds and desktops. Reuters also benefited as customers broadened their global coverage, by providing in-depth information on emerging markets such as China and India.

Revenue from the Wealth Management customer base grew 2 per cent. on an actual basis and 1 per cent. on an underlying basis to £127 million. Ongoing management actions to restructure unprofitable low tier desktop business limited top line growth, but moved this part of the business closer to profitability. Customer demand is growing for datafeed and online solutions within their wealth management workflow and for Lipper funds information. Simplification remains a key Wealth Management theme with the beginning of convergence of several existing products onto the global Reuters Knowledge for Wealth Management platform.

Operating costs were £315 million in 2006, up 7 per cent. driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs were £305 million in 2006, up 10 per cent. on an actual basis and 8 per cent. on an underlying basis. In 2006, the business saw significant investments under the Core Plus programme in high value content and new functionality for Reuters Knowledge. With Reuters Knowledge now on a quarterly release cycle, new content can be released to customers more quickly. The 2005 acquisition of Ecowin also contributed profits in 2006. Partially offsetting the higher trading costs were lower Fast Forward restructuring charges.

Research & Asset Management generated a net operating loss of £12 million in 2006, compared to a loss of £35 million in 2005, despite additional Core Plus investment costs in 2006. This improvement was primarily driven by the improved revenue growth.

Enterprise division

Overview

Reuters aggregates information to give a single view of the financial markets and the events that move them. The Enterprise division provides information and software that support business automation within the capital markets, for example, automated trading and regulatory compliance.

Reuters products include:

•
Reuters DataScope real-time datafeeds, streams of machine-readable price data delivered over Reuters networks at high speed for use in customers' information and trading services;

•
Reuters DataScope pricing and reference data which help banks and financial organisations achieve regulatory compliance by delivering accurate financial instrument prices and reference material for the capital markets globally. In 2006 Reuters launched a new distribution platform, Reuters DataScope Select, to support back office and fund valuation processes;

•
Reuters Market Data System, a resilient content distribution software platform that enables banks to deliver high volume and low latency data into a wide variety of financial systems;

•
Trade and Risk Management systems to help banks manage their trading position and monitor their exposure to trading risk. In 2006, Reuters acquired Application Networks Inc., whose coverage of credit derivatives and structured financial products complements Reuters existing strengths in FX and treasury risk management; and

•
Reuters Messaging, a secure online messaging service that connects financial professionals within and across existing communities of interest.

Several stock exchanges compete with Reuters real time datafeed business by providing low-latency real-time feeds of their data direct to banks and financial institutions. In addition, feedhandlers and application programmable interface developers such as Wombat, Infodyne and ACTIV Financial compete with Reuters in the market data delivery arena. Reuters pricing and reference data offerings compete primarily with Bloomberg, Telekurs, and IDC. Competitors in the supply of risk products and market data systems or related components include Algorithmics, Murex, Summit Systems, Sungard Data Systems, Misys, GL TRADE and a large number of smaller firms.

Financial performance

Enterprise division summary operating and trading results

Year to 31 December	2006 £m	2005 £m	Actual change	Underlying change

Revenue	408	385	6%	6%

Trading costs	(323)	(291)	11%	10%

Restructuring charges	(1)	(17)

Other operating income (in trading costs)	(5)	(5)

Impairments and amortisation of business combination intangibles	(3)	(4)

Fair value movements in expenses	(3)	–

Operating costs	(335)	(317)	6%

Other operating income	6	8

Operating profit	79	76	3%

Operating margin	19%	20%

Trading margin	21%	24%

The Enterprise division, under the leadership of Peter Moss, achieved a strong return to revenue growth in 2006. Revenue of £408 million was up 6 per cent. both on an actual and underlying basis.

Reuters financial services customers are looking to grow revenues and cut costs through increased levels of business automation. The Enterprise division is well placed to help them achieve these goals, and made significant progress during 2006.

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Enterprise Information area saw the best revenue growth within the Enterprise division. On both an actual and an underlying basis revenues grew 13 per cent. to £220 million. Financial services customers are consuming more and more data as they seek to provide a competitive edge for their customers, and become increasingly sophisticated in the valuation of financial instruments and funds and understanding of risk. The breadth, depth and reliability of Reuters Enterprise Information make it a market leader in these fields.

Trade and Risk Management also benefited from demand for business automation, and saw revenues grow 13 per cent. on an actual basis (12 per cent. on an underlying basis) to £92 million. The Kondor+ trade and risk management desktop product was significantly upgraded in the course of the year, and the launch of Kondor+ Trade Processing added front-to-back office trade management capabilities to further the automation of trading businesses. Application Networks was acquired and integrated during 2006. Although its initial contribution to revenues was small, the sales pipeline is strong.

Information Management Systems (IMS) continued to see revenue declines – by 11 per cent. on an actual basis (12 per cent. on an underlying basis) – to £96 million, driven by the move to desktop based solutions at smaller sites, withdrawal from the hardware business and the fact that the majority of customers have now migrated from legacy platforms onto Reuters Market Data System (RMDS). By the end of 2006, IMS had seen the majority of the flow-through effect of migrating customers from legacy TIB/Triarch systems to the RMDS, as well as from exiting other legacy business. New Core Plus products such as the Reuters Wireless Delivery System and Reuters Tick Capture Engine started to generate revenue in 2006, with an expectation of making a larger contribution during 2007. Widespread customer use of RMDS as a platform for making information available throughout an enterprise is of key strategic importance to Reuters.

Enterprise operating costs in 2006 were £335 million, up 6 per cent. driven primarily by trading cost increases, partially offset by lower Fast Forward restructuring charges. Trading costs in 2006 were £323 million, up 11 per cent. on an actual basis and 10 per cent. on an underlying basis. During 2006, the Enterprise division invested in a series of new initiatives under Core Plus to broaden its suite of business automation solutions. For example, Reuters Datafeed Direct, Reuters DataScope Tick History, the Reuters Tick Capture Engine and Reuters NewsScope all support evolving trends in automated trading.

Although Core Plus investment reduced 2006 trading profit, trading margin remained above 20 per cent. Operating profit increased slightly in 2006 to £79 million, helped by the reduction in Fast Forward restructuring charges, though the operating margin decreased to 19 per cent.

Media division

Overview

The Media division creates, packages and distributes news and information services to the world's newspapers, television and cable networks, radio stations and websites, as well as directly to consumers through Reuters-branded digital services across online, mobile, and IPTV platforms. Reuters Media products provide comprehensive and timely news and information as text, video, graphics and photos. Reuters Media targets media professionals and influential consumers who need fast, accurate and trusted news and information to keep them informed. Reuters news and information reaches over 1 billion people every day through its worldwide media partners, and Reuters online sites reach a unique audience of 16 million individuals globally each month.

In June 2006, Reuters re-launched Reuters Pictures, the online photo product and archive used by media outlets worldwide. In September 2006, Reuters launched the first virtual news bureau in Second Life, an online virtual world, helping Reuters to strengthen its online media brand and profile. Reuters sold the majority of its 50 per cent. stake in the Factiva joint venture to Dow Jones (its joint venture partner) for cash consideration £79 million in December 2006.

Reuters main competitors in the supply of news to the media are Associated Press, Agence France Presse, Dow Jones and Bloomberg News. In the direct-to-consumer market, Reuters competes with a variety of local and global providers including the BBC's websites and Yahoo! Finance.

Financial performance

Media division summary operating and trading results

Year to 31 December	2006 £m	2005 £m	Actual change	Underlying change

Revenue	170	153	11%	10%

Trading costs	(154)	(135)	13%	12%

Restructuring charges	–	(8)

Other operating income (in trading costs)	(2)	(2)

Impairments and amortisation of business combination intangibles	(1)	(1)

Fair value movements in expenses	(1)	–

Operating costs	(158)	(146)	8%

Other operating income	3	4

Operating profit	15	11	43%

Operating margin	9%	7%

Trading margin	10%	12%

The Media division delivered strong growth in 2006, with revenues of £170 million up 11 per cent. on an actual basis (10 per cent. on an underlying basis). The major drivers of revenue growth were new sales of TV subscriptions and growth in online advertising. Chris Ahearn strengthened his team during the year by adding online editorial, marketing, technology and advertising expertise.

Revenue from Agency Services grew 7 per cent. on actual basis (6 per cent. on an underlying basis) to £143 million, driven principally by strong new sales of TV subscriptions, particularly in the Middle East and Central and Eastern Europe, and increased customer use of picture services. As publishers and broadcasters retrench and seek to control their direct editorial costs, new revenue opportunities for Reuters News Agency have opened and continued to be pursued. In addition, the demand for video for inclusion in the online properties of traditional newspaper clients has fuelled demand for Reuters television feeds.

Consumer Media revenue grew 38 per cent. on an actual and 39 per cent. on an underlying basis to £27 million, driven principally by strong growth in online advertising on the reuters.com sites.

Trading profit declined on an actual basis, but remained stable on an underlying basis, with a strong performance from the Agency business offset by the investment under Core Plus to capitalise on the high growth rates in interactive media. Operating profit increased in 2006 to £15 million, helped by the reduction in Fast Forward restructuring charges.

Supporting financial information

Treasury policies

Reuters treasury function is a cost rather than profit centre. All treasury activity takes place within a formal control framework under policies approved by the Board. As such, all transactions which are undertaken are designed to mitigate risk within the business or to secure funding. At no time does Reuters undertake speculative transactions or transactions without an underlying commercial rationale.

The key objectives of the treasury function are to ensure sufficient liquidity exists to meet funding needs and to manage the interest rate and currency risks arising from the Group's operations and its sources of finance.

Financing

Reuters finances the business from a mixture of cash flows from operations, short-term borrowings from banks, commercial paper issuance, backed up as required by committed bank facilities, and debt issuance in the capital markets. Reuters manages net debt position and interest costs to support its continued access to the full range of debt capital markets. Reuters expects to be able to finance its current business plans from ongoing operations and its external facilities.

Net cash flows are applied to reduce debt, placed in short-term deposits with financial institutions holding strong credit ratings or used to repurchase the company's own shares as part of an announced buy-back programme designed to enhance shareholder returns.

G-14  MANAGEMENT INFORMATION CIRCULAR

During 2006, £527 million was applied to market purchases of the company's own shares. At 31 December 2006, the Group had net debt of £333 million.

Reuters is rated by the three principal credit rating agencies. As at 31 December 2006, the long- and short-term ratings were Fitch A-/F1, Moody's A3/P-2 and Standard and Poor's A-/A-2. Following the announcement on 1 March 2007 that Reuters expected to increase the buy-back during 2007 to £400-425 million, which includes the £250 million remaining of the £1 billion buy-back announced in July 2005, Standard and Poor's and Fitch Ratings both revised downwards the long-term rating from A- to BBB+ and Moody's have put the rating under review for a possible downgrade. Going forward, Reuters will actively manage its capital structure to maintain an investment grade rating of BBB+/Baa1.

Reuters borrows in various currencies, at both fixed and floating rates, and uses derivative contracts to create the desired currency and interest rate basis. The conversion of net investments in foreign operations into the Group's reporting currency of sterling, for accounting purposes, creates translation exposure. To mitigate this effect, to the extent that the Group has core debt it will be held in currencies approximately proportionate to the currency profile of the Group's net assets.

In broad terms, using the average net debt position, a 1 per cent. increase in global interest rates would have reduced profit before tax in the year by approximately £2 million (2005: £2 million) before the impact of hedging.

Multicurrency revolving credit facility

In October 2006, Reuters entered into a committed multicurrency revolving credit facility for £680 million. This replaced an existing committed syndicated credit facility of £480 million and a bilateral loan facility of £24 million. At 31 December 2006, Reuters had available £623 million under the facility, following utilisation of £57 million in the form of a standby letter of credit. There were no cash drawings from the facility during 2006. The commitment expires, and any final repayment is due in October 2011, unless one-year extension options are exercised in October 2007 and October 2008 (at the banks' discretion). In this instance, the latest expiry date would be 2013.

The facility is on customary terms and conditions. Drawings under the facility may be made in sterling, euros or other currencies agreed at the time and bear interest at LIBOR plus a margin, variable according to the long-term credit rating of the company. The facility cross-defaults upon default by Reuters in payment or acceleration of any other borrowings in excess of £20 million. The facility contains no financial covenants.

Euro Commercial Paper Programme

A £1.5 billion Euro Commercial Paper Programme is available in respect of which Reuters had obligations of £122 million at 31 December 2006. The minimum outstanding during 2006 was nil and the maximum was £319 million.

The programme is on customary terms and conditions, including a condition that the company should not be in default on any other debt or similar obligation. Issues are only made to the extent that funds can be repaid from committed financing facilities or available Group cash.

The programme has no final maturity date, contains no financial covenants and there is no requirement to update the programme documentation. Debt is issued at market rates agreed between the issuer and the dealer.

Euro Medium Term Note Programme

Reuters also has available a £1 billion Medium Term Note Programme. At 31 December 2006, Reuters had outstanding obligations of £510 million under the programme, repayable at various dates up to November 2010 including a €500 million (£337 million) public bond, issued in November 2003 and maturing in November 2010, and a €250 million (£168 million) floating rate note, issued in November 2006 and maturing in November 2008. The minimum outstanding during 2006 was £341 million and the maximum was £510 million.

The programme is on customary terms and conditions. The programme has no final maturity date but the prospectus, containing financial information, is updated each year. Debt is issued at market rates agreed between the issuer and the dealer. The programme documentation contains no financial covenants and notes in issue have no cross-default provision.

Short-term uncommitted facilities

In addition, Reuters has short-term uncommitted bank borrowing facilities denominated in various currencies, the sterling equivalent of which was approximately £117 million. At 31 December 2006, £24 million of the facilities were utilised in the form of bank overdrafts.

Contractual obligations

The following table summarises Reuters principal contractual financial obligations at 31 December 2006.

Contractual obligations

	Payments due by period
at 31 December 2006	Total £m	Less than 1 year £m	1-3 years £m	3-5 years £m	After 5 years £m

Finance lease payables	4	2	2	–	–

Debt obligations (including future interest payments)	907	217	299	391	–

Pension obligations*	131	68	58	5	–

Other provisions and liabilities**	95	59	23	8	5

Operating leases	652	88	149	115	300

Purchase obligations	981	164	293	370	154

Total contractual obligations	2,770	598	824	889	459

*
Net pension obligations are recorded on the balance sheet at £131 million (£145 million pension obligations less £14 million pension funds in surplus). As there is discretion under the various schemes as to the amounts the Group will contribute to settlement of the net pension obligation, the amounts provided are estimates.

**
Other provisions and liabilities (excluding net pension obligation) on the balance sheet total £119 million. Of this, £95 million are financial liabilities that require settlement in cash. Additionally, the balance sheet contains a deferred tax liability of £110 million. No estimate has been provided for these in the table above as they are not contractually obligated financial liabilities.

Foreign exchange

Almost 90 per cent. of Reuters revenue is denominated in non-sterling currencies. Reuters also has significant costs denominated in foreign currencies with a different mix from revenue. In some cases, product pricing is denominated in a foreign currency which gives rise to embedded derivatives, for which movements in value are recognised in profit or loss. Reuters profits are therefore exposed to currency fluctuations.

In broad terms, using the 2006 mix of profits, a 5 cent weakening/ strengthening in either the US dollar or the euro would decrease/ increase 2007 trading profits by approximately £10 million.

Exchange rate movements in 2006 had a £3 million net impact on operating profit.

Currency impact	Revenue £m	Operating cost £m	Operating profit £m

Impact of:

Weaker euro	(3)	1	(2)

Stable dollar	4	(3)	1

Weaker yen	(9)	4	(5)

Other currencies	1	(1)	–

Exchange rate movements	(7)	1	(6)

Change in currency mix	10	(7)	3

Total currency movements	3	(6)	(3)

No unremitted profits are hedged with foreign exchange contracts as the company judges it inappropriate to hedge non-cash flow translation exposure with cash based instruments.

Forward foreign exchange contracts, currency options and foreign exchange swaps are used to manage, where appropriate, the effects of transaction exposure and certain intercompany transactions which impact profits. Transaction exposure occurs when, as a result of trading activities, an entity receives cash in a currency different to its functional currency.

G-16  MANAGEMENT INFORMATION CIRCULAR

Reconciliations of Non-GAAP Measures to IFRS

Reconciliation of operating profit to trading profit and margin measures

Year to 31 December	2006 £m	2006%	2005 £m	2005%	2004 £m	2004%

Operating profit/margin from continuing operations	256	10%	207	9%	194	8%

Excluding:

Restructuring charges	13	–	112	4%	120	5%

Impairments and amortisation of business combination intangibles	24	1%	22	1%	16	1%

Investment income	–	–	(1)	–	–	–

Profit on disposal of subsidiaries	(4)	–	(4)	–	(4)	–

Fair value movements	19	1%	(2)	–	–	–

Trading profit/margin	308	12%	334	14%	326	14%

Reconciliations of profit before taxation from continuing operations to adjusted profit before tax

Year to 31 December	2006 £m	2006%		2005 £m	2005%		2004 £m	2004%

Profit before tax/margin from continuing operations	313	12%		238	10%		396	17%

Excluding:

Impairments and amortisation of business combination intangibles	24	1%		22	1%		16	1%

Investment income	–	–		(1)	–		–	–

Profit on disposal of subsidiaries, associates and joint ventures	(80)	(3%	)	(42)	(2%	)	(207)	(9%	)

Fair value movements	19	1%		(2)	–		–	–

Profit before tax/margin before impairments and amortisation of business combination intangibles, investment income, profit on disposals and fair value movements (Adjusted profit before tax)	276	11%		215	9%		205	9%

Reconciliation of basic EPS to adjusted EPS

Year to 31 December	2006 £m	2006 EPS pence	2005 £m	2005 EPS pence	2004 £m	2004 EPS pence

Profit/basic EPS from continuing operations	293	22.6	229	16.3	356	25.4

Excluding:
Impairments and amortisation of business combination intangibles	24	1.8	22	1.6	16	1.1

Investment income	–	–	(1)	(0.1)	–	–

Profit on disposal of subsidiaries, associates and joint ventures	(80)	(6.3)	(42)	(2.9)	(207)	(14.7)

Fair value movements	19	1.5%	(2)	(0.2)	–	–

Adjustments to tax charge for tax effect of excluded items	(34)	(2.5)	(13)	(0.9)	–	–

Profit/basis EPS from continuing operations before impairments and amortisation of business combination intangibles, investment income, profit on disposals, fair value movements and related taxation effects	222	17.1	193	13.8	165	11.8

G-18  MANAGEMENT INFORMATION CIRCULAR

Reconciliation of actual percentage change to underlying change – revenue by division by type

% change versus year ended 31 December 2005	Underlying change		Impact of currency		Impact of acquisitions & Disposals	Actual change

Recurring	2%		1%		1%	4%

Usage	23%		(1%	)	–	22%

Outright	(13%	)	(5%	)	–	(18%	)

Sales & Trading	3%		1%		1%	5%

Recurring	12%		–		3%	15%

Usage	27%		(1%	)	–	26%

Outright	(37%	)	(2%	)	–	(39%	)

Research & Asset Management	12%		–		3%	15%

Recurring	6%		–		–	6%

Outright	7%		(2%	)	1%	6%

Enterprise	6%		(1%	)	1%	6%

Recurring	7%		(1%	)	–	6%

Usage	29%		–		7%	36%

Media	10%		–		1%	11%

Recurring	4%		–		2%	6%

Usage	24%		–		2%	26%

Outright	4%		(2%	)	1%	3%

Total revenue	5%		–		2%	7%

Reconciliation of actual percentage change to underlying change – revenue by type

% change versus year ended 31 December 2004	Underlying change		Impact of currency	Impact of acquisitions & disposals	Actual change

Recurring	1%		–	3%	4%

Outright	(23%	)	1%	–	(22%	)

Usage	12%		–	1%	13%

Total revenue	–		–	3%	3%

Reconciliation of actual percentage change to underlying change – revenue by division by product family

% change versus year ended 31 December 2005	Underlying change		Impact of currency		Impact of acquisitions & disposals	Actual change

Reuters Xtra*	7%		2%		1%	10%

Reuters Trader	(12%	)	(1%	)	4%	(9%	)

Recoveries	7%		–		1%	8%

Sales & Trading	3%		1%		1%	5%

Reuters Xtra	26%		(1%	)	–	25%

Reuters Trader	7%		(3%	)	–	4%

Reuters Knowledge	20%		(1%	)	14%	33%

Investments Banking, Investment Management & Corporates	22%		(1%	)	6%	27%

Reuters Wealth Manager	1%		–		1%	2%

Research & Asset Management	12%		–		3%	15%

Enterprise Information	13%		–		–	13%

Information Management Systems	(12%	)	–		1%	(11%	)

Trade and Risk Management	12%		(1%	)	2%	13%

Enterprise	6%		(1%	)	1%	6%

Agency Services	6%		(1%	)	2%	7%

Consumer Media	39%		(1%	)	–	38%

Media	10%		–		1%	11%

Total revenue	5%		–		2%	7%

*
3000 Xtra revenue in Sales & Trading grew 8% on an underlying basis. Currency and acquisition impacts were 2% for each, resulting in an actual change of 12%.

Reconciliation of divisional operating costs to trading costs

	2006
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating costs	1,543	315	335	158	2,351

Restructuring charges	(12)	–	(1)	–	(13)

Impairments and amortisation of business combination intangibles	(17)	(3)	(3)	(1)	(24)

Fair value movements (in expenses)	(18)	(3)	(3)	(1)	(25)

Other operating income	(20)	(4)	(5)	(2)	(31)

Trading costs	1,476	305	323	154	2,258

G-20  MANAGEMENT INFORMATION CIRCULAR

	2005
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating costs	1,495	293	317	146	2,251

Restructuring charges	(76)	(11)	(17)	(8)	(112)

Impairments and amortisation of business combination intangibles	(14)	(3)	(4)	(1)	(22)

Fair value movements (in expenses)	(16)	–	–	–	(16)

Other operating income	(16)	(3)	(5)	(2)	(26)

Trading costs	1,373	276	291	135	2,075

	2004
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating costs	1,396	289	360	142	2,187

Restructuring charges	(63)	(18)	(27)	(12)	(120)

Impairments and amortisation of business combination intangibles	(10)	(3)	(3)	–	(16)

Other income	(23)	(5)	(7)	(3)	(38)

Trading costs	1,300	263	323	127	2,013

Reconciliation of divisional operating profit to trading profit

	2006
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating profit/(loss)	174	(12)	79	15	256

Restructuring charges	12	–	1	–	13

Impairments and amortisation of business combination intangibles	17	3	3	1	24

(Profit)/loss on disposal of subsidiaries	(3)	–	–	(1)	(4)

Fair value movements	14	2	2	1	19

Trading profit/(loss)	214	(7)	85	16	308

	2005
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating profit/(loss)	155	(35)	76	11	207

Restructuring charges	76	11	17	8	112

Impairments and amortisation of business combination intangibles	14	3	4	1	22

Investment income	(1)	–	–	–	(1)

(Profit)/loss on disposal of subsidiaries	(7)	5	(1)	(1)	(4)

Fair value movements	3	(2)	(2)	(1)	(2)

Trading profit/(loss)	240	(18)	94	18	334

	2004
Year to 31 December	Sales & Trading £m	R&AM £m	Enterprise £m	Media £m	Group £m

Operating profit/(loss)	175	(13)	28	4	194

Restructuring charges	63	18	27	12	120

Impairments and amortisation of business combination intangibles	10	3	3	–	16

(Profit)/loss on disposal of subsidiaries	5	(12)	2	1	(4)

Trading profit/(loss)	253	(4)	60	17	326

G-22  MANAGEMENT INFORMATION CIRCULAR

Reconciliation of cash flows from operating activities to free cash flow and trading cash flow

	2006			2005			2004
Year to 31 December	Continuing operations £m	Discontinued operations £m	Reuters Group £m	Continuing operations £m	Discontinued operations £m	Reuters Group £m	Continuing operations £m	Discontinued operations £m	Reuters Group £m

Cash flows from operating activities	311	–	311	268	3	271	307	(27)	280

Interest received	42	–	42	42	13	55	10	9	19

Interest paid	(61)	–	(61)	(49)	–	(49)	(29)	(1)	(30)

Tax paid	(34)	–	(34)	(11)	(13)	(24)	(34)	(9)	(43)

Net cash flow from operating activities	258	–	258	250	3	253	254	(28)	226

Purchases of property, plant and equipment	(122)	–	(122)	(138)	(7)	(145)	(90)	(19)	(109)

Proceeds from sale of property, plant and equipment	5	–	5	3	–	3	49	17	66

Purchases of intangible assets	(106)	–	(106)	(40)	–	(40)	(27)	–	(27)

Interim funding payment from Telerate	–	–	–	(18)	–	(18)	18	–	18

Dividends received	3	–	3	5	–	5	4	1	5

Special contributions to pension schemes	187	–	187	–	–	–	–	–	–

Repayment of funds to/(from) BTC	–	–	–	26	(26)	–	–	–	–

Free cash flow	225	–	225	88	(30)	58	208	(29)	179

Interest received	(42)	–	(42)	(42)	(13)	(55)	(10)	(9)	(19)

Interest paid	61	–	61	49	–	49	29	1	30

Tax paid	34	–	34	11	13	24	34	9	43

Restructuring	52	–	52	147	–	147	100	8	108

Other	13	–	13	3	(4)	(1)	(14)	(3)	(17)

Trading cash flow	343	–	343	256	(34)	222	347	(23)	324

Trading cash conversion*	111%			77%			106%

*
Trading cash conversion = trading cash flow/trading profit

Components of net debt/net funds

As at 31 December	2006 £m	2005 £m	2004 £m

Cash and cash equivalents	129	662	578

Bank overdrafts	(24)	(25)	(17)

	105	637	561

Short-term deposits	198	1	258

Borrowings (excluding bank overdrafts)	(636)	(385)	(493)

Net (debt)/funds	(333)	253	326

The Thomson Corporation
Metro Center, One Station Place
Stamford, Connecticut 06902 United States
Tel 203.539.8000

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P.O. Box 24, Toronto-Dominion Centre
Toronto, Ontario M5K 1A1 Canada
Tel 416.360.8700